AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER , 2016
Registration No. 333-207560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOBLE MIDSTREAM PARTNERS LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4932	47-3011449
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

John F. Bookout, IV
Chief Financial Officer
1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

G. Michael O'Leary George Vlahakos Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin St., Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐



Subject to Completion, September , 2016

PROSPECTUS

noble MIDSTREAM PARTNERS

Noble Midstream Partners LP

12,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Noble Midstream Partners LP. We were formed by Noble Energy, Inc., or Noble, and no public market currently exists for our common units. We are offering 12,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. Our common units have been approved for listing on the New York Stock Exchange under the symbol "NBLX." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder at the time of any requested certification in the future, your common units may be subject to redemption.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 27.

These risks include the following:

- We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.
- We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.
- Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Noble Midstream Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.65% of the gross proceeds from this offering payable to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 12,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about , 2016.

Lead Book-Running Managers

Barclays **Baird** **J.P. Morgan**

Prospectus dated , 2016


noble
MIDSTREAM PARTNERS
WELD COUNTY
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
WHITE CLIFFS
Weld County, Colorado
WY
NE
CO
NM
WARD COUNTY
REEVES COUNTY
Reeves County, Texas
NM
OK
TX
NBLX Acreage
Major NBLX Pipeline
White Cliffs Pipeline
Oil Treating Facility
Centralized Gathering Facility
Integrated Development Plans
RoFR Acreage
Oil/Water Services Dedicated Acreage
Oil/Gas/Water Services Dedicated Acreage

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including   , 2016 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

The data included in this prospectus regarding the midstream crude oil and natural gas industry, including descriptions of trends in the market, are based on a variety of sources, including independent industry publications, government publications and other published independent sources and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management's knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete as of the dates presented.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 27 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to "Noble Midstream," the "Partnership," "we," "our," "us," or like terms, when used in a historical context, refer to Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, also referred to as "our Predecessor," and when used in the present tense or prospectively, refer to Noble Midstream Partners LP and its subsidiaries. References in this prospectus to "our general partner" refer to Noble Midstream GP LLC. References in this prospectus to "Noble" refer collectively to Noble Energy, Inc. (NYSE:NBL) and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

Noble Midstream Partners LP

Overview

We are a growth-oriented Delaware master limited partnership formed by our sponsor, Noble, to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. We currently provide crude oil, natural gas, and water-related midstream services for Noble in the Denver-Julesburg, or DJ Basin, in Colorado, through long-term, fixed-fee contracts. Our areas of focus are in the DJ Basin, one of the premier liquid hydrocarbon basins in the United States, and in the Delaware Basin within the prolific Permian Basin in Texas.

Noble intends for us to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States. We have acreage dedications spanning approximately 300,000 acres in the DJ Basin (with over 265,000 dedicated acres from Noble and the balance from a third party) and approximately 40,000 acres in Reeves County in the Delaware Basin for which we are currently, or intend to, provide crude oil, natural gas, and water-related midstream services under long-term, fixed fee contracts. In addition to our existing operations and acreage dedications, Noble has granted us rights of first refusal, or ROFRs, on a combination of midstream assets retained, developed or acquired by Noble and services not already dedicated to us in the DJ Basin, Eagle Ford Shale in Texas and Delaware Basin, including approximately 85,000 additional acres in the DJ Basin, approximately 31,000 acres in Webb and Dimmit Counties in South Texas, including the Eagle Ford Shale, and approximately 40,000 acres in the Delaware Basin. Noble has also granted us a ROFR on certain future acquired acreage that is onshore in the United States outside of the Marcellus Shale. See "Business—Rights of First Refusal on Assets and Services."

We believe we are well positioned to (i) develop our infrastructure in a manner and on a timeline that will allow us to handle increasing volumes that we anticipate will result from Noble's drilling programs on these dedicated properties, and (ii) attract third-party customers in the DJ Basin, Delaware Basin and future areas of operation as we continue to expand our existing and build out new midstream systems and facilities. During the second quarter of 2016, we secured our first third party customer in the DJ Basin with an approximately 33,000 net acre dedication for crude oil gathering and water services through a series of long-term, fee-based commercial arrangements with services expected to commence in the third quarter of 2017. We intend to

continue to seek similar commercial arrangements with others by leveraging our existing midstream footprint. We anticipate that our strategically located midstream infrastructure assets, as well as our relationship with Noble, will continue to position us as a leading midstream service provider.

The commercial agreements that we have in place are all fee-based and include dedications of production in the DJ Basin and the Delaware Basin, each with an initial term ending in either 2030 or 2032. See "Business— Our Acreage Dedication." These long-term, fee-based commercial agreements are intended to mitigate direct commodity price exposure and enhance the stability of our cash flows.

DJ Basin Overview

Noble is our primary customer and one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble commenced horizontal drilling in the DJ Basin in 2010 in order to increase recoveries of liquid-rich hydrocarbons. This shift to a horizontal drilling program has created an opportunity for more efficient gathering of crude oil, natural gas, NGLs and water, which is the core of our business. Noble continues to refine a number of drilling and completion techniques to increase efficiencies and ultimate recovery while enhancing the overall value of its DJ Basin position. Noble accelerated its extended reach lateral well program to approximately 62% of wells drilled in 2016. In the six months ended June 30, 2016, the majority of Noble's wells in the DJ Basin were completed using enhanced slickwater completion techniques, requiring increased volumes of fresh water to be delivered to the drill site, further strengthening Noble's demand for our water services. During the first half of 2016, Noble spud 50 horizontal wells, of which 31 were extended reach lateral wells, and 61 wells initiated production. Since January 2010, Noble has spud over 1,100 horizontal wells, covering over five million lateral feet.

The table below shows Noble's DJ Basin drilling activities for the periods presented.

	Year Ended December 31,			Year to Date
	2013	2014	2015	June 30, 2016
Number of horizontal wells spud	285	303	171	50
Approximate average lateral feet per horizontal well	4,400	5,600	6,200	7,700

The graph below shows Noble's net DJ Basin production and drilling activity from January 1, 2010 through June 30, 2016, and demonstrates the impact that the horizontal drilling program has had on Noble's DJ Basin production. A number of factors impact Noble's production and drilling activity, including the number of drilling rigs that Noble operates on its acreage. See "Risk Factors—Risks Related to Our Business."

NBL DJ Basin Net Production and Cumulative Hz. Wells Spud



Net Production (MBoe/d)
Cumulative Hz. Wells Spud
125
100
75
50
25
0
1,250
1,000
750
500
250
0
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11 Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16
Hz. Production
Vt. Production
Cumulative Hz. Wells Spud

Our midstream operations in the DJ Basin were established in order to service Noble's growing production associated with its horizontal drilling program. Since our Predecessor's operations began in October 2013, Noble's overall horizontal production in the DJ Basin has grown from an average of 64 net Mboe/d for the three months ended December 31, 2013 to 92 net Mboe/d for the six months ended June 30, 2016, an increase of 43%, which represents a compound annual growth rate of approximately 16% over the time period.

In the areas of the DJ Basin where Noble is focused and where we have infrastructure, Noble's combined volumes associated with its horizontal drilling program averaged nearly 61 net MBoe/d in the six months ended June 30, 2016, up 29% compared to the six months ended June 30, 2015. We provide crude oil and natural gas gathering services with respect to the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d in the six months ended June 30, 2016, up 67% compared to the six months ended June 30, 2015. For the third quarter of 2016, we expect our gathered volumes to average approximately 63.5 MBoe/d. For the six months ended June 30, 2016, our gathered volumes represented approximately 51% of Noble's DJ Basin gross horizontal production, up from approximately 30% for the six months ended June 30, 2015. Our acreage dedications from Noble along with our commercial agreements and operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin.

The graph below shows Noble's gross horizontal production in the DJ Basin from January 1, 2010 through June 30, 2016, along with our gathered volumes since our Predecessor's operations initiated in the fourth quarter of 2013. Noble's crude oil and natural gas volumes produced prior to the fourth quarter of 2013 were not connected to our assets; as Noble continues to develop its acreage in the DJ Basin and legacy production continues to decline, we anticipate that we will continue to service an increasing percentage of Noble's volumes in the DJ Basin.



NBLX Gathered Volumes and NBL DJ Basin Gross Hz. Production[1]

NBLX Gathered Volumes as % of NBL Gross Hz. Production	Q4-13	Q2-14	Q4-14	Q2-15	Q4-15	Q2-16
	20%	24%	30%	36%	49%	52%

■ NBLX Gathered Volumes   ■ NBL Hz. Volumes

1. NBL gross volumes assume 78% NBL net royalty interest.

Texas Overview

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin for crude oil and produced water services. Noble has already demonstrated improvements in well performance in the year since acquiring this acreage with the application of its unconventional completion expertise. We are working with Noble in the Delaware Basin to implement a centralized facility concept and to apply the expertise and knowledge refined over the last several years in the DJ Basin to the Delaware Basin. The infrastructure will support crude oil and produced water related services which is expected to generate revenue in the Delaware Basin by the second quarter of 2017 and coincides with the expiration or termination of existing water dedications.

The Delaware Basin has significantly evolved over the last several years with multi-bench development, completion improvements and longer laterals, transforming it into one of the most commercial basins in the US. These advancements supported economic development through the recent price cycle. For example, the Southern Delaware Basin has experienced a significant growth in activity since 2012, with monthly crude oil and natural gas production in Reeves County, Texas increasing 512% from January 2012 through April 2016 according to the Railroad Commission of Texas. As producers continue to refine horizontal drilling techniques, the Delaware Basin is expected to experience further growth with additional improvements in completion design and development optimization.

Our Assets, ROFRs and ROFOs

Through our development companies, we operate and own interests in crude oil gathering pipelines, crude oil treating facilities, natural gas gathering pipelines, a centralized gathering facility, or CGF and future assets currently under development. In the DJ Basin, we also provide Noble with water-related services that are critical to Noble's upstream operations, including the storage and distribution of fresh water for use in drilling and

completion operations and collecting, cleaning and disposing of flowback and produced water, which we refer to collectively as saltwater, through our interests in pipelines and facilities (or under contracts with third parties).

The majority of our existing facilities are located in two areas of Weld County, Colorado, that we refer to as the Wells Ranch integrated development plan area, or Wells Ranch IDP, and the East Pony integrated development plan area, or East Pony IDP. In the DJ Basin, Noble operates through integrated development plans, or IDP areas, through a comprehensive design for well pad facilities that support horizontal drilling allowing us to efficiently gather production and provide other related midstream services to these areas with reduced truck traffic, emissions and overall surface footprint. Each IDP area consists of a large block of Noble's contiguous acreage, allowing us to build and operate midstream infrastructure that we believe is more efficient in terms of capital invested per mile of pipe and service provided.

In addition to our assets in the Wells Ranch IDP and East Pony IDP, we have dedications with respect to development that is expected to occur in the future from Noble and a third party, a ROFR from Noble on certain assets and services and a right of first offer, or ROFO, from Noble with respect to its retained interests in the development companies through which we conduct our midstream services. We believe that our assets and the ROFR and ROFO agreements granted to us by Noble will continue to position us as a leading midstream service provider.

Our Assets

Substantially all of our current cash flows are generated by our assets owned by the Colorado River DevCo LP in which we own an initial 80% controlling interest. We expect these assets to be key contributors to our growth as Noble continues to increase its production in the DJ Basin through the execution of its horizontal drilling plan.

The majority of the assets owned by Colorado River DevCo LP consist of gathering systems in the Wells Ranch IDP that collect crude oil, natural gas and saltwater from facilities located at or near the wellhead and provide gathering to the Wells Ranch CGF or other delivery points within the IDP area. At the Wells Ranch CGF, we provide certain integral services, including separation, treatment, cleaning and storage of the incoming liquid stream into pipeline-quality crude oil and saltwater suitable for disposal operations. At the tailgate of the Wells Ranch CGF, we deliver the hydrocarbons to a third party for additional transportation, gathering and processing and we collect and clean the saltwater and prepare it for treating and disposal. We expect these systems and others that we may develop will continue to provide us and Noble many benefits, including increased capital and operating efficiencies. Our assets servicing the Wells Ranch IDP include:

- approximately 35 miles of liquids pipelines that carry both crude oil and saltwater to the Wells Ranch CGF, which has storage capacity for up to 96,000 Bbls of crude oil and 32,000 Bbls of saltwater as of June 30, 2016, and these liquids pipelines had, during the six months ended June 30, 2016:

  - average daily throughput of approximately 25,000 Bbl/d of crude oil (increased 68% from 14,900 Bbl/d during the first half of 2015); and

  - average daily throughput of approximately 9,800 Bbl/d of saltwater (increased 206% from 3,200 Bbl/d during the first half of 2015);

- approximately 40 miles of natural gas gathering pipelines servicing the Wells Ranch IDP, which had average daily throughput of approximately 91,200 Mcf/d during the six months ended June 30, 2016 (increased 38% from 65,900 Mcf/d during the first half of 2015); and

- approximately 20 miles of fresh water pipelines servicing the Wells Ranch IDP that delivered an average of approximately 33,500 Bbl/d of fresh water during the six months ended June 30, 2016 (increased 661% from 4,400 Bbl/d during the first half of 2015) and storage capacity of approximately 500,000 Bbls of fresh water as of June 30, 2016.

In addition to our assets servicing the Wells Ranch IDP, the Colorado River DevCo LP owns the following assets:

- approximately 25 miles of crude oil gathering pipelines servicing the East Pony IDP, which came online in March 2015 and which had average daily throughput of approximately 20,400 Bbl/d of crude oil during the six months ended June 30, 2016; and

- the Briggsdale and Platteville crude oil treating facilities, which have an annual operating capacity of 2,740,000 Bbls and 1,825,000 Bbls, respectively.

The remainder of our assets are held by five development companies in which we own initial controlling interests in the percentages as set forth in the parentheticals below. We believe this tiered ownership structure will allow us to maintain flexibility to adjust to Noble's development decisions. The following are descriptions of our five development companies:

- Green River DevCo LP (25%) has assets located in the Mustang IDP, consisting of a fresh water storage pond with a storage capacity of approximately 230,000 Bbls of water, rights-of-way and surface rights on which we are constructing additional components of the fresh water system and on which we plan to construct crude oil, natural gas and additional water infrastructure in order to provide services under our dedications. We anticipate the first centralized facility servicing the Mustang IDP and the related gathering infrastructure to be in operation by the end of 2017.

- Blanco River DevCo LP (25%) has dedications from Noble for crude oil gathering and produced water services in the Delaware Basin. Construction of the crude oil and produced water infrastructure required to support Noble's planned development in the Delaware Basin will begin in 2016. We anticipate the gathering system and initial facility to be in operation during the second quarter of 2017.

- Laramie River DevCo LP (100%) has dedications from Noble and a third party for crude oil gathering and water services in the Greeley Crescent IDP. We are in the process of obtaining rights of way and procuring long lead items for a third party crude oil trunk line running from central Greeley Crescent to multiple downstream outlets near Platteville, CO, which will service third party dedicated acreage as well as potential Noble production on its remaining acreage within this IDP area in the future. Construction of this infrastructure will begin in 2016, and we anticipate the gathering systems to be in operation by mid-2017.

- San Juan River DevCo LP (25%) has assets in the East Pony IDP, which consist of rights-of-way, surface rights and fresh water systems consisting of approximately 9 miles of fresh water pipelines and a storage capacity of approximately 550,000 Bbls of fresh water as of June 30, 2016 and a dedication from Noble for all water services in the East Pony IDP. We currently provide produced water services through third party transportation providers and saltwater disposal facilities, and may provide additional produced water services in the future.

- Gunnison River DevCo LP (5%) has assets in the Bronco IDP, which consist of dedications from Noble for crude oil gathering and water services.

We also own a 3.33% ownership interest in White Cliffs Pipeline, L.L.C., or White Cliffs LLC, which entitles us to distributions based on our pro rata share of monthly net cash flow generated by the operation of the White Cliffs Pipeline. The White Cliffs Pipeline system consists of two 527-mile crude oil pipelines that extend

from the DJ Basin to the Cushing, Oklahoma market that had a capacity of approximately 215,000 Bbl/d of crude oil as of June 30, 2016. See "Business—Our Assets, ROFRs and ROFO—Our Assets."

The following table provides a summary of our assets, services and dedicated net acreage (as of June 30, 2016, unless otherwise indicated) along with our ownership of these assets as of the closing of this offering.

DevCo	Areas Served	NBLX Dedicated Service	Current Status of Asset	Dedicated Net Acreage	NBLX Ownership
Colorado River DevCo LP	• Wells Ranch IDP	• Crude Oil Gathering • Natural Gas Gathering • Water Services	• Operational	• 79,000[4]	80%
	• East Pony IDP	• Crude Oil Gathering	• Operational	• 44,000	
	• All Noble DJ Basin Acreage	• Crude Oil Treating	• Operational	• N/A[1]	
Green River DevCo LP	Mustang IDP[2]	• Crude Oil Gathering • Natural Gas Gathering • Water Services	• Under Construction • Under Construction • Partially Operational	75,000	25%
Blanco River DevCo	Delaware Basin	• Crude Oil Gathering • Produced Water Services	Planning	40,000[5]	25%
Laramie River DevCo LP	Greeley Crescent IDP[3]	• Crude Oil Gathering • Water Services	Under Construction	65,000[3]	100%
San Juan River DevCo LP	East Pony IDP[6]	• Water Services	Operational	44,000	25%
Gunnison River DevCo LP	Bronco IDP[2]	• Crude Oil Gathering • Water Services	Future Development	36,000[4]	5%

(1) The fee for crude oil treating services is not acreage based. We receive a monthly fee for each Noble-operated well producing in paying quantities in the DJ Basin that is not connected to our crude oil gathering systems during each month, which was 4,480 wells as of June 30, 2016.

(2) We currently have limited midstream infrastructure assets in the Mustang IDP and no midstream infrastructure assets in the Bronco IDP. Our assets in these IDP areas currently consist primarily of dedications to us from Noble for future production in these IDP areas. In the Mustang IDP, we also own one fresh water storage pond and certain rights-of-way and surface rights. See "Business—Our Assets, ROFRs and ROFO." We anticipate the first centralized facility servicing the Mustang IDP and related gathering infrastructure to be in service by the end of 2017.

(3) Our assets in this IDP area currently consist of dedications to us from Noble and an unaffiliated third party. See "Business—Our Assets, ROFRs and ROFO." On May 3, 2016, Noble announced a sale of approximately 33,000 net acres to such third party, which acreage is in the Greeley Crescent IDP. On June 14, 2016, the first closing in respect of such sale closed pursuant to which the non-producing acreage was conveyed out of Noble and the second closing is expected to occur in the future. As a result of the first closing and the acreage that Noble retained, all of the acreage in the Greeley Crescent IDP remains subject to the dedications in favor of us for crude oil gathering, produced water services and fresh water services.

(4) On June 15, 2016, Noble entered into an acreage swap pursuant to which Noble will increase its holdings in the Wells Ranch IDP by approximately 11,700 net acres in exchange for reducing its interest in the Bronco IDP by approximately 13,500 net acres. Upon completion, all of the outbound acreage in the Bronco IDP was released from the prior dedications to us, and the inbound acreage in the Wells Ranch IDP became dedicated to us. After giving effect to this acreage swap, the dedication in the Wells Ranch IDP is approximately 79,000 net acres and our dedication in the Bronco IDP is approximately 36,000 net acres.

(5) Includes acreage currently dedicated to other providers for produced water services and committed to us upon expiration of existing dedications. The majority of these dedications will expire or are expected to be terminated by Noble by the time our planned infrastructure is operational in 2017.

(6) We currently provide produced water services through third party transportation providers and saltwater disposal facilities, and may provide additional produced water services in the future.

Rights of First Refusal

Noble has granted us a ROFR on the right to provide midstream services on certain acreage described below and on the right to acquire certain midstream assets. The following describes how these ROFRs are applicable in our primary geographic areas:

- *East Pony Natural Gas Gathering and Northern Colorado Natural Gas Processing.* The services ROFR gives us the right to provide natural gas processing and natural gas gathering services on approximately 44,000 net acres located in East Pony IDP in the event Noble elects to obtain such services from a third party. Today, Noble provides these services for itself, using the assets described below. Noble has granted us a ROFR on the right to buy these assets in the event Noble elects to sell them:

  ○ Approximately 233 miles of natural gas gathering pipelines, which had average daily throughput of approximately 36,600 Mcf/d during the six months ended June 30, 2016 (increased 11% from 33,000 Mcf/d during the first half of 2015).

  ○ Two natural gas processing plants, Lilli and Keota, with combined existing processing capacity of 48,000 Mcf/d. Keota is permitted for an 15,000 Mcf/d expansion to handle approximately 45,000 Mcf/d (bringing total combined processing capacity to 63,000 Mcf/d). Daily processing volumes for Lilli and Keota combined averaged approximately 33,200 Mcf/d during the six months ended June 30, 2016 (increased 85% from 18,000 Mcf/d during the first half of 2015).

- *Eagle Ford Shale.* The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in Dimmit and Webb Counties in the event Noble elects to offer these services to a third party. In addition, in the event that Noble elects to sell to a third party the crude oil, natural gas and water gathering systems that currently service Noble's operated acreage in the Eagle Ford, the ROFR gives us the right to purchase these assets that had an average daily throughput of approximately 12.2 MBbl/d of crude oil, 239.3 MMcf/d of natural gas, and 4.2 MBbl/d of water, respectively, during the six months ended June 30, 2016.

- *DJ Basin.* The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 85,000 net acres in the DJ Basin that are not already dedicated to us, and with respect to the acreage already under dedications for certain services, the right to provide the other midstream services in our areas of specialty, if they become available.

- *Delaware Basin.* The services ROFR gives us the right to provide natural gas gathering, natural gas processing and fresh water services on the same acreage that is dedicated to us for crude oil and produced water gathering, which is approximately 40,000 net acres in the Delaware Basin.

- *Future acquired acreage in the onshore United States.* The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on all acreage that Noble acquires after the date of the Closing that is onshore in the United States (outside of the Marcellus Shale).

Please read "Business — Acreage Dedication — Right of First Refusal on Assets and Services" for additional information regarding our rights of first refusal.

The following table provides a summary of the ROFR assets and ROFR services and the net acreage covered by our ROFR, to the extent known as of June 30, 2016, granted to us by Noble.

Areas Served	NBLX ROFR Service	Current Status of Asset	ROFR Net Acreage
Northern Colorado	• Natural Gas Processing • Natural Gas Gathering	Operational	N/A
Eagle Ford Shale	• Crude Oil Gathering • Natural Gas Gathering • Water Services	Operational	31,000
DJ Basin (other than dedicated above)	To the extent not already covered in dedication in the prior chart: • Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	85,000
Delaware Basin	• Natural Gas Processing • Natural Gas Gathering • Fresh Water Services	Planning	40,000
All future-acquired onshore acreage in U.S. (outside of Marcellus Shale)	• Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	N/A

Rights of First Offer

Noble has granted us a ROFO with respect to its retained interests in the development companies through which we conduct our midstream services. Please read "Business — Acreage Dedication — Right of First Offer on Retained Interests" for additional information regarding our rights of first offer.

Business Strategies

Our principal business objectives are to generate stable cash flows and increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business by providing outstanding service to our upstream customers. We expect to achieve these objectives through the following business strategies:

- *Acting as the primary provider of midstream services in Noble's dedicated areas*. Our midstream infrastructure currently serves Noble's production on its substantial acreage in the DJ Basin, from which Noble produced an average of 115 net MBoe/d of crude oil, condensate, natural gas and NGLs during the first half of 2016, 61 net Mboe/d of which was attributable to Noble's horizontal drilling program in our current areas of operation, Wells Ranch IDP and East Pony IDP. We provide crude oil and natural gas gathering services on the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d for the first half of 2016, up 67% compared to the first half of 2015. Our acreage dedications from Noble along with our operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin. In addition, we plan to service Noble's Delaware Basin acreage after the expiration or termination of certain pre-existing dedications to third parties and installation of appropriate infrastructure. We expect Noble's production volumes to grow from its future horizontal drilling activities, which we anticipate will help us maintain and grow throughput on our crude oil, natural gas and saltwater midstream infrastructure and increase demand for our fresh water services. We are strategically positioned to expand our delivery of midstream services within the areas dedicated to us as Noble executes on its drilling and development plans.

- *Pursuing accretive acquisitions from Noble*. After this offering, Noble will be the sole owner of our general partner and will own a 60.7% limited partner interest in us, consisting of 3,402,584 common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our operating assets and dedications. Noble has granted us a right of first offer, or ROFO, on its retained interests in the development companies that hold our assets and has granted us ROFRs to provide certain midstream services and to acquire certain midstream assets onshore in the United States (other than in the Marcellus Shale). We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell.

- *Attracting additional third-party business*. In addition to becoming an integral provider of midstream services for Noble's production in the DJ Basin and Delaware Basin, we intend to continue to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for additional third-party production. For example, we recently contracted with an unaffiliated third party customer in the DJ Basin through a series of commercial arrangements with expected services to commence in the third quarter of 2017.

- *Focusing on long-term, fixed-fee arrangements to mitigate direct commodity price exposure and enhance the stability of our cash flows*. Our commercial agreements are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. The commercial agreements that we have in place are all fee-based and establish dedications in our favor with an initial term ending in either 2030 or 2032. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Strategic relationship with Noble*. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in North America. As the owner of our general partner, all of our incentive distribution rights, a 60.7% limited partner interest in us and its retained, non-controlling interests in the development companies that hold our assets, we believe Noble will be incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial agreements with Noble, we have a well-capitalized, investment grade commercial counterparty initially responsible for all of our revenues and expect that our additional third party customer will contribute to our revenue by the third quarter of 2017. In addition, Noble has granted us substantial dedications, a ROFR on significant midstream assets, a ROFR on the right to provide future midstream services in areas key to Noble's development and a ROFO on its retained interests in the development companies that hold our assets. See "Business—Our Acreage Dedication" and "Business—Right of First Refusal on Assets and Services." We believe that our relationship with Noble will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically located assets*. Our initial midstream infrastructure assets are located on and around Noble's significant, contiguous acreage in the DJ Basin and serve Noble's current and future production on this acreage. Both the DJ Basin and the Delaware Basin, where we will begin to construct midstream infrastructure assets during the second half of 2016, have been focus areas for extensive industry activity over the last several years. We expect producers, including Noble, to continue to invest substantial capital to develop crude oil and natural gas production in these regions, which will in turn

require substantial investment in midstream infrastructure. Noble's concentrated development is intended to centrally locate production and midstream infrastructure rather than replicate services and infrastructure at each wellhead, which we believe will allow us to efficiently gather Noble's production from centralized wellhead equipment. In addition, we believe our customers' contiguous acreage in the DJ Basin and Delaware Basin will provide us opportunities to deliver fresh water in connection with well completion activities and collect, clean and dispose of saltwater. We believe that our existing footprint, coupled with our long-term dedications, positions us to capitalize on midstream growth opportunities on and around our customers' contiguous acreage in the DJ Basin and Delaware Basin.

- *Long-term, fixed-fee contracts to support cash flows*. We service Noble's liquids-rich production in the DJ Basin pursuant to long-term, fixed-fee contracts. For the twelve months ended June 30, 2016, Noble represented all of our gathered volumes. We have secured dedications from Noble under which we will provide our crude oil, natural gas and water services and we have secured dedications from an unaffiliated third party under which we will provide crude oil gathering and water services, in both cases, pursuant to fixed-fee contracts, inclusive of automatic year-over-year fee increases, with initial terms expiring in 2030 for DJ Basin dedications and 2032 for Delaware Basin dedications. We believe that Noble's horizontal drilling activity and potential new third-party customers will drive the stable growth of our midstream operations. Our contract structure mitigates our direct exposure to commodity price risk and will likely contribute to long-term cash flow stability.

- *Financial flexibility and strong capital structure*. At the closing of this offering, we expect to have $350 million of availability under our new, undrawn revolving credit facility, which can be increased by an additional $350 million as long as we are in compliance with the covenants contained in our credit agreement and subject to requisite commitments from existing or new lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." We believe that our available borrowing capacity and our expected ability to access debt and equity capital markets provide us with the financial flexibility necessary to execute our business and growth strategies.

- *Experienced management and operating teams*. Our executive management team has combined experience of over 57 years in designing, acquiring, building, operating, financing and otherwise managing large-scale midstream and other energy assets. In addition, through our omnibus agreement and operational services and secondment agreement with Noble, we employ engineering, construction and operations teams that have significant experience in designing, constructing and operating large scale midstream and other energy assets.

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.4 billion Boe at year-end 2015. Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays - the DJ Basin, Delaware Basin, Eagle Ford Shale and Marcellus Shale - and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $15.5 billion as of August 29, 2016.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs during 2015, with 67% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin averaged 115 MBoe/d in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to

us approximately 40,000 net acres in the Delaware Basin, certain of which acres are subject to preexisting dedications with respect to produced water services that expire or will be terminated in 2017 and 2018. We are constructing infrastructure to provide crude oil and water midstream services by the end of the third quarter of 2017. Noble has already demonstrated improvements in well performance in the year since acquiring the position with the application of its unconventional completion expertise. The unique combination of an operated and consolidated acreage position has enabled the redesign of the field optimized for long lateral development. As a result of this redesign the current operated undrilled average lateral length is approximately 7,000 feet. Noble has partnered with us in the Delaware Basin to implement the central facility development and to take advantage of the expertise and knowledge developed over the last several years in the DJ Basin. The remainder of Noble's acreage in Texas will continue to be serviced under existing arrangements, subject to the ROFR Noble has granted to us.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $228.1 million to Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

- the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive. Please read "Risk Factors" and "Forward-Looking Statements."

Risks Related to Our Business

- We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.

- We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

- The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

- We cannot predict the rate at which our customers will develop acreage that is dedicated to us or the areas they will decide to develop.

Risks Inherent in an Investment in Us

- Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

- Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

- Affiliates of our general partner and Noble may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

- For as long as we are an "emerging growth company," we will not be required to comply with certain disclosure requirements that apply to other public companies.

Tax Risks

- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

The Transactions

We were formed in December 2014 by Noble. In connection with this offering, Noble will contribute to us the percentages of the development companies we do not currently own that will operate our assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

In addition, in connection with this offering, we will:

- issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us;

- issue all of our incentive distribution rights to Noble;

- issue 12,500,000 common units to the public, representing a 39.3% limited partner interest in us, and we will apply the net proceeds as described under "Use of Proceeds;"

- enter into a new $350 million revolving credit facility;

- have long-term, fixed-fee commercial agreements with Noble;

- enter into an omnibus agreement with Noble and our general partner; and

- enter into an operational services and secondment agreement with Noble.

The number of common units to be issued to Noble includes 1,875,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as held by Noble by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold

to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Noble at the expiration of the option period for no additional consideration. Any additional common units issued to Noble upon the expiration of the underwriters' option to purchase additional common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public common units	39.3%
Noble common units	10.7%
Noble subordinated units	50.0%
Noble incentive distribution rights	— %[1]
General partner interest	— %[2]
Total	100.0%

(1) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Noble.

(2) Our general partner owns a non-economic general partner interest in us. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash—General Partner Interest."

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.



Management of Noble Midstream Partners LP

We are managed and operated by the board of directors and executive officers of Noble Midstream GP LLC, our general partner. Noble is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve in senior leadership positions at Noble. Please read "Management—Directors and Executive Officers of Noble Midstream GP LLC."

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, our development companies. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Noble. In addition, pursuant to the operational services and secondment agreement that will be entered into at the closing of this offering, certain of Noble's employees will be seconded to our general partner to provide certain management and all operational services with respect to our business under the direction and control of our general partner. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Noble, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1001 Noble Energy Way, Houston, Texas, 77070, and our telephone number is (281) 872-3100. Following the completion of this offering, our website will be located at *www.NBLMidstream.com*. We expect to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is not adverse to the interests of our partnership. However, because our general partner is a wholly owned subsidiary of Noble, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is in the best interests of Noble. As a result of this relationship, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our general partner or its affiliates, including Noble, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether Noble, as the initial holder of our incentive distribution rights, receives incentive cash distributions. In addition, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner. Please read "Conflicts of Interest and Duties."

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the

partnership. As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Noble and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal contained in our omnibus agreement. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties—Duties of Our General Partner" and "Certain Relationships and Related Party Transactions."

The Offering

Common units offered to the public	12,500,000 common units (or 14,375,000 common units if the underwriters exercise in full their option to purchase additional common units from us).
Units outstanding after this offering	15,902,584 common units and 15,902,584 subordinated units, each representing an aggregate 50% limited partner interest in us.
	The number of common units outstanding after this offering includes 1,875,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Noble at the expiration of the option period for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $230.4 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering (i) to make a distribution of approximately $228.1 million to Noble; (ii) to pay approximately $2.3 million of origination fees and expenses related to our new revolving credit facility; and (iii) for general partnership purposes. Please read "Use of Proceeds."
	If the underwriters exercise in full their option to purchase additional common units, we expect to receive additional net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions and the structuring fee. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.
Cash distributions	We intend to make a minimum quarterly distribution of $0.3750 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

We do not expect to make distributions for the period that began on July 1, 2016 and ends on the day prior to the closing of this offering. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through September 30, 2016 based on the actual number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 100% to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

- *second*, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.375; and

- *third*, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.4313.

If cash distributions to our unitholders exceed $0.4313 per unit in any quarter, Noble, as the initial holder of our incentive distribution rights, will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, Noble has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2015 and the twelve months ended June 30, 2016, was approximately $54.1 million and $71.4 million, respectively. The amount of distributable cash flow we must generate to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $47.7 million (or an average of approximately $11.9 million per quarter).

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017," that we will generate sufficient distributable cash flow to pay the aggregate minimum quarterly distributions of $47.7 million on all of our common units and subordinated units for the twelve months ending

	September 30, 2017. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Following the completion of this offering, Noble will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $1.5000 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2019 or (ii) $2.2500 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2017, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." |
| Issuance of additional partnership interests . . . . | Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of |

any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Limited voting rights .... Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, Noble will own 60.7% of our total outstanding units on an aggregate basis (or 54.8% of our total outstanding units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders initially will not have the ability to remove our general partner. Please read "Our Partnership Agreement—Voting Rights."

Limited call right..................... If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 21.4% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending September 30, 2017), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 60.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Possible redemption of ineligible holders . . . .

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption. "Eligible holders" are limited partners whose (or whose owners') (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers by us or our subsidiaries with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest.

The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the "current market price" means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights.

Please read "Our Partnership Agreement—Possible Redemption of Ineligible Holders."

Estimated ratio of taxable income to distributions . . . .

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2019, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.50 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.30 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."
Directed unit program.	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Exchange listing	Our common units have been approved for listing on the NYSE under the symbol "NBLX."

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma financial data of Noble Midstream Partners LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the midstream systems described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by U.S. generally accepted accounting principles, or GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The summary historical financial data of our Predecessor as of and for the year ended December 31, 2015 and 2014 and as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and unaudited interim and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2015 and the six months ended June 30, 2016 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2016, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 assume the offering and the related transactions occurred as of January 1, 2015. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Our ownership of the percentages of the development companies that operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 3,402,584 common units, 15,902,584 subordinated units and all our incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 87,837	$ 2,086	$ 65,092	$ 29,063	$108,467	$ 65,092
Income from Investments	4,621	3,798	2,439	2,358	4,621	2,439
Total Revenues	92,458	5,884	67,531	31,421	113,088	67,531
Costs and Expenses						
Direct Operating	16,933	8,538	12,573	7,670	27,449	12,573
Depreciation, Depletion and Amortization	6,891	11,315	4,363	3,057	6,891	4,363
General and Administrative	2,771	6,734	4,823	1,511	7,336	4,823
Total Operating Expense	26,595	26,587	21,759	12,238	41,676	21,759
Operating Income (Loss)	65,863	(20,703)	45,772	19,183	71,412	45,772
Other Expense						
Interest Expense, Net of Amount Capitalized	4,595	3,566	645	2,471	700	350
Total Other Expense	4,595	3,566	645	2,471	700	350
Income (Loss) Before Income Taxes	61,268	(24,269)	45,127	16,712	70,712	45,422
Income Tax Provision (Benefit)	23,226	(9,178)	17,182	6,218	—	—
Net Income (Loss) including non-controlling interests	$ 38,042	$(15,091)	27,945	10,494	$ 70,712	45,422
Net income attributable to non-controlling interests[1]	—	—	—	—	17,086	10,447
Net income attributable to Noble Midstream Partners LP	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 53,626	$ 34,975
Net income per limited partner unit (basic and diluted):						
Common units					1.69	1.10
Subordinated units					1.69	1.10
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$250,933	$195,513	$253,005			$253,005
Total Assets	305,318	216,512	293,367			295,667
Net Parent Investment/Partners' Capital	263,539	213,673	250,119			282,742
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$ 69,394	$(12,534)	$ 47,009	$ 49,659		
Net Cash Used in Investing Activities	(54,461)	(79,904)	(16,718)	(47,220)		
Net Cash Provided by Financing Activities	11,679	92,438	(41,445)	17,220		
Other Data						
Capital expenditures[2]	$ 53,259	$ 80,466	$ 17,120	46,297		
EBITDA[3]	72,754	(9,388)	50,135	22,240	$ 78,303	50,135
EBITDA attributable to Noble Midstream Partners LP[3]					59,480	38,628

---

(1) Represents 20%, 75%, 0%, 95%, 75% and 75% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

(2) Represents additions to property, plant and equipment within the combined statement of cash flows.

(3) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measure."

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under "Forward-Looking Statements," in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.

Substantially all of our commercial agreements are with Noble or its affiliates. Accordingly, because we expect to initially derive substantially all of our revenue from our commercial agreements with Noble, we are subject to the operational and business risks of Noble, the most significant of which include the following:

- a reduction in or slowing of Noble's drilling and development plan on our dedicated acreage, which would directly and adversely impact demand for our midstream services;

- the volatility of crude oil, natural gas and NGL prices, which could have a negative effect on Noble's drilling and development plan on our dedicated acreage or Noble's ability to finance its operations and drilling and completion costs on our dedicated acreage;

- the availability of capital on an economic basis to fund Noble's exploration and development activities;

- drilling and operating risks, including potential environmental liabilities, associated with Noble's operations on our dedicated acreage;

- downstream processing and transportation capacity constraints and interruptions, including the failure of Noble to have sufficient contracted processing or transportation capacity; and

- adverse effects of increased or changed governmental and environmental regulation or enforcement of existing regulation.

In addition, we are indirectly subject to the business risks of Noble generally and other factors, including, among others:

- Noble's financial condition, credit ratings, leverage, market reputation, liquidity and cash flows;

- Noble's ability to maintain or replace its reserves;

- adverse effects of governmental and environmental regulation on Noble's upstream operations; and

- losses from pending or future litigation.

Further, we have no control over Noble's business decisions and operations, and Noble is under no obligation to adopt a business strategy that is favorable to us. Thus, we are subject to the risk of cancellation of planned development, breach of commitments with respect to future dedications; and other non-payment or non-performance by Noble, including with respect to our commercial agreements, which do not contain minimum

volume commitments. For example, the number of drilling rigs that Noble is operating in the DJ Basin decreased from nine rigs in the fourth quarter of 2014 to three rigs in the fourth quarter of 2015 to two rigs in the first quarter of 2016. A further decrease in the number of drilling rigs that Noble operates on our dedicated acreage could result in lower throughput on our midstream infrastructure. Furthermore, we cannot predict the extent to which Noble's businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Noble's ability to execute its drilling and development plan on our dedicated acreage or to perform under our commercial agreements. Any material non-payment or non-performance by Noble under our commercial agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flows and could therefore materially adversely affect our ability to make cash distributions to our unitholders at the minimum quarterly distribution rate or at all. Our long-term commercial agreements with Noble carry initial terms ending in either 2030 or 2032, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our commercial agreements following their expiration at rates sufficient to maintain our current revenues and cash flows could be adversely affected by activities beyond our control, including the activities of our competitors and Noble.

In addition to our commercial agreements with Noble, we expect to begin developing infrastructure for crude oil and water related services for an unaffiliated, non-investment grade third party customer, with expected services to commence in the third quarter of 2017. We may engage in significant business with this or other new third party customers or enter into material commercial contracts with customers for which we do not have material commercial arrangements or commitments today and who may not have investment grade credit ratings. To the extent we derive substantial income from or commit to capital projects to service new or existing customers, each of the risks indicated above would apply to such arrangements and customers.

In the event any customer, including Noble, elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than the customer with whom we have contracted, and thus we could be subject to the nonpayment or nonperformance by the third party.

In the event a customer, including Noble, elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than the original contracting customer. In such a case, we may be subject to risks of loss resulting from nonpayment or nonperformance by the third party, which risks may increase during periods of economic uncertainty. Furthermore, the third party may be subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us. Any material nonpayment or nonperformance by the third party could reduce our ability to make distributions to our unitholders.

Contracts with customers, including Noble, are subject to additional risk in the event of a bankruptcy proceeding.

To the extent any of our customers is in financial distress or commences bankruptcy proceedings, our contracts with them, including provisions relating to dedications of production, may be subject to renegotiation or rejection under applicable provisions of the United States Bankruptcy Code. If a contract with a customer is altered or rejected in bankruptcy proceedings, we could lose some or all of the expected revenues associated with that contract, which could cause the market price of our common units to decline.

We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

In order to make the payment of the minimum quarterly distribution of $0.3750 per unit per quarter, or $1.5000 per unit on an annualized basis, we must generate distributable cash flow of approximately $11.9 million per quarter, or approximately $47.7 million per year, based on the number of common units and subordinated units to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of natural gas we gather, the volumes of crude oil we gather, the volumes of saltwater we collect, clean or dispose of and the volumes of fresh water we distribute and store and the number of wells that have access to our crude oil treating facilities;

- market prices of crude oil, natural gas and NGLs and their effect on our customers' drilling and development plan on our dedicated acreage and the volumes of hydrocarbons that are produced on our dedicated acreage and for which we provide midstream services;

- our customers' ability to fund its drilling and development plan on our dedicated acreage;

- downstream processing and transportation capacity constraints and interruptions, including the failure of our customers to have sufficient contracted processing or transportation capacity;

- the levels of our operating expenses, maintenance expenses and general and administrative expenses;

- regulatory action affecting: (i) the supply of, or demand for, crude oil, natural gas, NGLs and water, (ii) the rates we can charge for our midstream services, (iii) the terms upon which we are able to contract to provide our midstream services, (iv) our existing gathering and other commercial agreements or (v) our operating costs or our operating flexibility;

- the rates we charge third parties for our midstream services;

- prevailing economic conditions; and

- adverse weather conditions.

In addition, the actual amount of distributable cash flow that we generate will also depend on other factors, some of which are beyond our control, including:

- the level and timing of our capital expenditures;

- our debt service requirements and other liabilities;

- our ability to borrow under our debt agreements to fund our capital expenditures and operating expenditures and to pay distributions;

- fluctuations in our working capital needs;

- restrictions on distributions contained in any of our debt agreements;

- the cost of acquisitions, if any;

- the fees and expenses of our general partner and its affiliates (including Noble) that we are required to reimburse;

- the amount of cash reserves established by our general partner; and

- other business risks affecting our cash levels.

The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and distributable cash flow for the twelve months ending September 30, 2017. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received attributable to providing services to our customers that will require us to build out our infrastructure assets, and a failure to timely construct and develop these assets may result in expenses or revenues that differ materially from our forecast.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received. In order to realize any potential revenues from an expansion into new areas or the addition of new customers, we will need to construct new pipelines and facilities in an area where we do not currently have existing facilities or acquire such pipelines and facilities from competitors. The construction of new facilities may require us to obtain new rights-of-way, surface use agreements or other real estate agreements prior to constructing new pipelines or facilities. Additionally, we may be unable to timely obtain such rights-of-way to connect new crude oil, natural gas and water sources to our existing infrastructure. Any delay in construction or increased cost resulting from the addition to our assets could result in increased expenses, decreased revenues and, in certain cases, a termination of the dedication impacting the affected acreage.

The demand for our midstream services, and therefore our cash flow, is affected by crude oil and natural gas prices, which fluctuate based on factors that are out of our control.

The level and pace of our customers' exploration and production activity is, in part, driven by commodity prices for crude oil and natural gas. Because our customers' demand for our midstream services is tied to their production levels, we are also indirectly exposed to commodity price risk. Beginning in the fourth quarter of 2014, crude oil and natural gas prices significantly declined and remained low through the end of 2015. High and low daily average prices for monthly contracts for crude oil and high and low contract expirations prices for natural gas during the year ended December 31, 2015 and the six months ended June 30, 2016 were as follows:

| | Average Settlement Price for Prompt Month Contracts | |
	High	Low
Year Ended December 31, 2015		
NYMEX		
Crude Oil—WTI (Per Bbl)	$59.83	$37.33
Natural Gas—Henry Hub (Per MMBtu)...........	3.19	2.03
Six Months Ended June 30, 2016		
NYMEX		
Crude Oil—WTI (Per Bbl)	$48.85	$30.62
Natural Gas—Henry Hub (Per MMBtu)...........	2.37	1.71

A reduction in rig count, combined with reduction of cash flow resulting from lower commodity prices, a reduction in our customers available capital and lack of availability of debt or equity financing could result in a significant reduction of our customers' spending for crude oil and natural gas drilling and development activity, which could result in a lower utilization rate of our midstream systems. If we are not able to obtain new supplies of crude oil and natural gas to replace the declines resulting from reductions in drilling and development activity, the utilization rates of our midstream assets will decline, which could have a material adverse effect on our business, results of operations, financial position and cash flows and our ability to make cash distributions.

Because of the natural decline in production from existing wells, our success, in part, depends on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on our customers' levels of development and completion activity on our dedicated acreage.

The level of crude oil and natural gas volumes handled by our midstream systems depends on the level of production from crude oil and natural gas wells dedicated to our midstream systems, which may be less than expected and which will naturally decline over time. In order to maintain or increase throughput levels on our midstream systems, we must obtain production from wells completed by Noble and any third party customers on acreage dedicated to our midstream systems or execute agreements with other third parties in our areas of operation.

We have no control over Noble's or other producers' levels of development and completion activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. In addition, we have no control over Noble or other producers or their exploration and development decisions, which may be affected by, among other things:

- the availability and cost of capital;

- prevailing and projected crude oil, natural gas and NGL prices;

- demand for crude oil, natural gas and NGLs;

- levels of reserves;

- geologic considerations;

- changes in the strategic importance our customers assign to development in the DJ Basin or the Delaware Basin as opposed to its other operations, which could adversely affect the financial and operational resources our customers are willing to devote to development of our dedicated acreage;

- increased levels of taxation related to the exploration and production of crude oil, natural gas and NGLs in our areas of operation;

- environmental or other governmental regulations, including the availability of permits, the regulation of hydraulic fracturing and a governmental determination that multiple facilities are to be treated as a single source for air permitting purposes; and

- the costs of producing crude oil, natural gas and NGLs and the availability and costs of drilling rigs and other equipment.

Due to these and other factors, even if reserves are known to exist in areas served by our midstream assets, producers, including Noble, may choose not to develop those reserves. If producers choose not to develop their reserves, or they choose to slow their development rate, in our areas of operation, utilization of our midstream systems will be below anticipated levels. Our inability to provide increased services resulting from reductions in development activity, coupled with the natural decline in production from our current dedicated acreage, would result in our inability to maintain the then-current levels of utilization of our midstream assets, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

If Noble does not maintain its drilling activities on our dedicated acreage, the demand for our fresh water services could be reduced, which could have a material adverse effect on our results of operations, cash flows and ability to make distributions to our unitholders.

The fresh water services we provide to Noble assist in Noble's drilling activities. If Noble does not maintain its drilling activities on our dedicated acreage, its demand for our fresh water services will be reduced regardless of whether we continue to provide our other midstream services on Noble's production. If the demand for our fresh water services declines for this or any other reason, our results of operations, cash flows and ability to make distributions to our unitholders could be materially adversely affected. As we begin to provide fresh water services to a third party, which are expected to commence in the third quarter of 2017, the same risks will pertain to such third party.

Substantially all of our assets are controlling ownership interests in our development companies. Because our interests in our development companies represent almost all of our cash-generating assets, our cash flow will depend entirely on the performance of our development companies and their ability to distribute cash to us.

We have a holding company structure, and the primary source of our earnings and cash flow consists exclusively of the earnings of and cash distributions from our development companies. Therefore, our ability to make quarterly distributions to our unitholders will be almost entirely dependent upon the performance of our development companies and their ability to distribute funds to us. We are the sole member of the general partner of each of our development companies, and we control and manage our development companies through our ownership of our development companies' respective general partners.

The limited partnership agreement governing each development company requires that the general partner of such development company cause such development company to distribute all of its available cash each quarter, less the amounts of cash reserves that such general partner determines are necessary or appropriate in its reasonable discretion to provide for the proper conduct of such development company's business.

The amount of cash each development company generates from its operations will fluctuate from quarter to quarter based on events and circumstances and the actual amount of cash each development company will have available for distribution to its partners, including us, also will depend on certain factors. For a description of the

events, circumstances and factors that may affect the cash distributions from our development companies please read "—We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders."

Our midstream assets are currently exclusively located in the DJ Basin in Colorado, making us vulnerable to risks associated with operating in a single geographic area.

Our midstream assets are currently located exclusively in the DJ Basin in Colorado. As a result of this concentration, we will be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations, water shortages, drought related conditions or other weather-related conditions or interruption of the processing or transportation of crude oil and natural gas. If any of these factors were to impact the DJ Basin more than other producing regions, our business, financial condition, results of operations and ability to make cash distributions could be adversely affected relative to other midstream companies that have a more geographically diversified asset portfolio.

Certain proposed ballot measures considered in Colorado seek to vastly expand the right of local governments to regulate and dictate location parameters of future crude oil and natural gas exploration and development activities, and/or limit or prohibit crude oil and natural gas production and development activities in their jurisdictions. If these measures are approved and implemented, they could have material adverse effects on our operations in Colorado and the value of our DJ Basin assets and development activities.

Certain interest groups in Colorado opposed to crude oil and natural gas development generally, and hydraulic fracturing in particular, have advanced various ballot initiatives designed to significantly limit or prevent crude oil and natural gas development. The state of Colorado approved for signature gathering four ballot measures which would adversely impact our Colorado operations. A measure that would grant local communities certain additional rights to self-governance, including ability to ban certain businesses from operating in their jurisdictions, was withdrawn. Other measures would establish a constitutional right to a healthy environment and obligate local governments to protect the environment, grant local governments control over crude oil and natural gas development and require that all new crude oil and natural gas facilities be located 2,500 feet from occupied structures and an expansive list of landscape features called "areas of special concern." All of these measures were available for signature gathering until August 8, 2016 to qualify for the November 2016 ballot, and proponents submitted signatures for two of the four initiatives, beginning the process of signature validation. On August 29, 2016, the Colorado Secretary of State announced that the proponents of these measures did not secure the required number of valid signatures. As a result, none of these measures have met the criteria for inclusion on the November 2016 ballot. However, the process is subject to appeal and we cannot predict with absolute certainty the outcome of any such appeal.

We cannot predict the rate at which our customers will develop acreage that is dedicated to us or the areas they will decide to develop.

Our acreage dedication and commitments from Noble cover midstream services in a number of areas that are at the early stages of development, in areas that Noble is still determining whether to develop, and in areas where we may have to acquire operating assets from third parties. In addition, Noble owns acreage in areas that are not dedicated to us. We cannot predict which of these areas Noble will determine to develop and at what time. Noble may decide to explore and develop areas in which we have a smaller operating interest in the midstream assets that service that area, or where the acreage is not dedicated to us, rather than areas in which we have a larger operating interest in the midstream assets that service that area. Noble's decision to develop acreage that is not dedicated to us or that we have a smaller operating interest in may adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. Likewise, we have no ability to influence when or where an unaffiliated third party customer elects to develop acreage that is dedicated to us.

While we have been granted a right of first refusal to provide midstream services on certain acreage in the DJ Basin and Eagle Ford Shale that Noble currently owns and on all acreage that Noble acquires onshore in the United States (other than in the Marcellus Shale), portions of this acreage may be subject to preexisting dedications that may require Noble to use third parties for midstream services.

Although Noble has granted us a ROFR to provide the midstream services covered by our commercial agreements as well as natural gas processing on all of the dedicated acreage where not all of such services are currently provided, on all of its currently owned acreage in the DJ Basin that has not yet been dedicated, on certain of its currently owned acreage in the Eagle Ford Shale and on all of its future acquired acreage onshore in the United States (other than in the Marcellus Shale), portions of this acreage may be subject to preexisting dedications, rights of first refusal, rights of first offer and other preexisting encumbrances that require Noble to use third parties for midstream services, and, as a result, Noble may be precluded from offering us the opportunity to provide these midstream services on this acreage. Because we do not have visibility as to which acreage Noble may acquire or divest, and what existing dedications, rights of first refusal, rights of first offer or other overriding rights may exist on such acreage, we are unable to predict the value, if any, of our ROFR to provide midstream services on Noble's acreage onshore in the United States.

We may not be able to economically accept an offer from Noble for us to provide services or purchase assets with respect to which we have a right of first refusal.

Noble is required to offer us, prior to contracting for such opportunity with a third party, the opportunity to provide the midstream services covered by our commercial agreements, which includes crude oil gathering, natural gas gathering, produced water gathering, fresh water services and crude oil treating, as well as services of a type provided at natural gas processing plants on certain acreage located in the United States that Noble currently owns or in the future acquires or develops. In addition, Noble is required to offer us, prior to contracting for such opportunity with a third party, the ownership interest in any midstream assets that are located on the acreage for which Noble has granted us a ROFR to provide services. The acreage and assets subject to this ROFR may be located in areas far from our existing infrastructure or may otherwise be undesirable in the context of our business. In addition, we can make no assurances that the terms at which Noble offers us the opportunity to provide these services or purchase these assets will be acceptable to us. Furthermore, another midstream service provider or third party may be willing to accept an offer from Noble that we are unwilling to accept. Our inability to take advantage of the opportunities with respect to such acreage or assets could adversely affect our growth strategy or our ability to maintain or increase our cash distribution level.

We may be unable to grow by acquiring the non-controlling interests in our development companies owned by Noble or midstream assets retained, acquired or developed by Noble, which could limit our ability to increase our distributable cash flow.

Part of our strategy for growing our business and increasing distributions to our unitholders is dependent upon our ability to make acquisitions that increase our distributable cash flow. Part of the acquisition component of our growth strategy is based upon our expectation of future divestitures by Noble to us of retained, acquired or developed midstream assets and portions of its retained, non-controlling interests in our development companies. We have only a ROFO pursuant to our omnibus agreement that requires Noble to allow us to make an offer with respect to Noble's retained non-controlling interests in our development companies to the extent Noble elects to sell these interests. In addition, Noble has granted us a ROFR with respect to opportunities to (1) provide services covered by our commercial agreements as well as services of a type provided at natural gas processing plants on certain acreage located in the United State that Noble currently owns or in the future acquires or develops and (2) purchase ownership interests in any assets currently owned by Noble, or in the future developed or acquired by Noble, for the purpose of providing the services described in (1); provided, that, such assets are located onshore in the United States and are not used to provide services with respect to production from the Marcellus Shale. Noble is under no obligation to sell its retained interests in our development companies or offer to sell us additional assets, we are under no obligation to buy any additional interests or assets from Noble and we do not

know when or if Noble will decide to sell its retained interests in our development companies or make any offers to sell assets to us. We may never purchase all or any portion of the non-controlling interests in our development companies or any of Noble's retained, acquired or developed midstream assets onshore in the United States (other than in the Marcellus Shale) for several reasons, including the following:

- Noble may choose not to sell these non-controlling interests or assets;

- we may not accept offers for these assets or make acceptable offers for these equity interests;

- we and Noble may be unable to agree to terms acceptable to both parties;

- we may be unable to obtain financing to purchase these non-controlling interests or assets on acceptable terms or at all; or

- we may be prohibited by the terms of our debt agreements (including our credit facility) or other contracts from purchasing some or all of these non-controlling interests or assets, and Noble may be prohibited by the terms of its debt agreements or other contracts from selling some or all of these non-controlling interests or assets. If we or Noble must seek waivers of such provisions or refinance debt governed by such provisions in order to consummate a sale of these non-controlling interests or assets, we or Noble may be unable to do so in a timely manner or at all.

We do not know when or if Noble will decide to sell all or any portion of its non-controlling interests or will offer us any portion of its assets, and we can provide no assurance that we will be able to successfully consummate any future acquisition of all or any portion of such non-controlling interests in our development companies or assets. Furthermore, if Noble reduces its ownership interest in us, it may be less willing to sell to us its retained non-controlling interests in our development companies or its retained assets. In addition, except for our ROFO and ROFR, there are no restrictions on Noble's ability to transfer its non-controlling interests in our development companies or its retained assets to a third party or non-controlled affiliate. If we do not acquire all or a significant portion of the non-controlling interests in our development companies held by Noble or midstream assets from Noble, our ability to grow our business and increase our cash distributions to our unitholders may be significantly limited.

We may not be able to attract dedications of additional third-party volumes, in part because our industry is highly competitive, which could limit our ability to grow and increase our dependence on Noble.

Part of our long-term growth strategy includes diversifying our customer base by identifying additional opportunities to offer services to third parties in our areas of operation. To date and over the near term, substantially all of our revenues have been and will be earned from Noble relating to its operated wells on our dedicated acreage. Our ability to increase throughput on our midstream systems and any related revenue from third parties is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when requested by third parties. Any lack of available capacity on our systems for third-party volumes will detrimentally affect our ability to compete effectively with third-party systems for crude oil and natural gas from reserves associated with acreage other than our then-current dedicated acreage. In addition, some of our competitors for third-party volumes have greater financial resources and access to larger supplies of crude oil and natural gas than those available to us, which could allow those competitors to price their services more aggressively than we do.

Our efforts to attract additional third parties as customers may be adversely affected by our relationship with Noble and the fact that a substantial majority of the capacity of our midstream systems will be necessary to service its production on our dedicated acreage and our desire to provide services pursuant to fee-based agreements. As a result, we may not have the capacity to provide services to additional third parties and/or potential third-party customers may prefer to obtain services pursuant to other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, potential third-party

customers who are significant producers of crude oil and natural gas may develop their own midstream systems in lieu of using our systems. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders.

> ***To maintain and grow our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.***

In order to maintain and grow our business, we will need to make substantial capital expenditures to fund our share of growth capital expenditures associated with our operating interests in our development companies, to purchase or construct new midstream systems, or to fulfill our commitments to service acreage committed to us by our customers. If we do not make sufficient or effective capital expenditures, we will be unable to maintain and grow our business and, as a result, we may be unable to maintain or raise the level of our future cash distributions over the long term. To fund our capital expenditures, we will be required to use cash from our operations, incur debt or sell additional common units or other equity securities. Using cash from our operations will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control. Also, due to our relationship with Noble, our ability to access the capital markets, or the pricing or other terms of any capital markets transactions, may be adversely affected by any impairment to the financial condition of Noble or adverse changes in Noble's credit ratings. Any material limitation on our ability to access capital as a result of such adverse changes to Noble could limit our ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes affecting Noble could negatively impact our unit price, limiting our ability to raise capital through equity issuances or debt financing, or could negatively affect our ability to engage in, expand or pursue our business activities, or could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. We will also rely on Noble to make its portion of capital expenditures on our assets, and to the extent that Noble is unable or unwilling to make these capital expenditures, we may not be able to grow at our expected rate or at all.

Even if we are successful in obtaining the necessary funds to support our growth plan, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then current distribution rate, which could materially decrease our ability to pay distributions at the then prevailing distribution rate. While we have historically received funding from Noble, none of Noble, our general partner or any of their respective affiliates is committed to providing any direct or indirect financial support to fund our growth.

> ***The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow and not solely on our profitability, which may prevent us from making distributions, even during periods in which we record net income.***

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes, and conversely, we might fail to make cash distributions during periods when we record net income for financial accounting purposes.

Increased competition from other companies that provide midstream services, or from alternative fuel sources, could have a negative impact on the demand for our services, which could adversely affect our financial results.

Our ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors. Our systems compete for third-party customers primarily with other crude oil and natural gas gathering systems and fresh and saltwater service providers. Some of our competitors have greater financial resources and may now, or in the future, have access to greater supplies of crude oil and natural gas than we do. Some of these competitors may expand or construct gathering systems that would create additional competition for the services we would provide to third-party customers. In addition, potential third-party customers may develop their own gathering systems instead of using ours. Moreover, Noble and its affiliates are not limited in their ability to compete with us outside of our dedicated area. See "Conflicts of Interest and Duties."

Further, hydrocarbon fuels compete with other forms of energy available to end-users, including electricity and coal. Increased demand for such other forms of energy at the expense of hydrocarbons could lead to a reduction in demand for our services.

All of these competitive pressures could make it more difficult for us to retain our existing customers or attract new customers as we seek to expand our business, which could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders. In addition, competition could intensify the negative impact of factors that decrease demand for natural gas in the markets served by our systems, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flows, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders.

The construction of additions or modifications to our existing systems and the expansion into new production areas to service Noble or our third party customer involve numerous regulatory, environmental, political and legal uncertainties beyond our control, may require the expenditure of significant amounts of capital, and we may not be able to construct in certain locations due to setback requirements or expand certain facilities that are deemed to be part of a single source. Regulations clarifying when crude oil and natural gas sites should be aggregated for purposes of air permitting were proposed in 2016, and compliance with such regulations could increase our costs. Financing may not be available on economically acceptable terms or at all. As we build infrastructure to meet our customers' needs, we may not be able to complete such projects on schedule, at the budgeted cost or at all.

Our revenues may not increase immediately (or at all) upon the expenditure of funds on a particular project. For instance, to accommodate development plans of our unaffiliated third party customer, we will begin to make capital expenditures in the second half of 2016, with construction of new infrastructure to meet our obligations under our commercial agreements continuing through 2017, and we may not receive any material increases in revenues until the project is completed or at all, for any number of reasons including if the development schedule of such customer is not executed as planned. We may construct facilities to capture anticipated future production growth from Noble or another customer in an area where such growth does not materialize. As a result, new midstream assets may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Further, our investments in the Delaware Basin may not result in increased revenue or such revenue may be delayed if Noble, for any reason, including with our consent, does not terminate the existing dedications to third parties in a timely manner. In addition, in preparation for providing services to Noble in the Delaware Basin to acreage previously serviced under dedications to third parties or to acreage not yet developed, we will begin making capital investments in the second half of 2016, and we may not succeed in developing sufficient infrastructure to be in a position to take over the midstream operations required to service this acreage as the existing dedications to third party providers expire. If we fail to complete our capital improvements prior to the expiration of such existing dedications, or fail to secure required permits, rights of way or other access, Noble may extend the term of its existing dedications to incumbent third party providers to accommodate our delays, or may be released entirely from dedications to us. In these cases, we may not receive revenues until such extended terms expire or at all. We cannot predict what terms, including length of extension, our customers can secure with other providers or predict whether they would exercise their rights to be released from our dedications. In these circumstances, we may expend significant capital developing infrastructure for which we do not generate revenue.

The construction of additions to our existing assets may require us to obtain new rights-of-way, surface use agreements or other real estate agreements prior to constructing new pipelines or facilities. We may be unable to timely obtain such rights-of-way to connect new crude oil, natural gas and water sources to our existing infrastructure or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to expand or renew existing rights-of-way, leases or other agreements, and our fees may only be increased above the annual year-over-year increase by mutual agreement between us and our customer. If the cost of renewing or obtaining new agreements increases, our cash flows could be adversely affected.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations and financial condition.

We are subject to regulation by multiple federal, state and local governmental agencies. Proposals and proceedings that affect the midstream industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions, agencies and courts. We cannot predict when or whether any such proposals or proceedings may become effective or the magnitude of the impact changes in laws and regulations may have on our business. However, additions to the regulatory burden on our industry can increase our cost of doing business and affect our profitability.

The rates of our regulated assets are subject to review and reporting by federal regulators, which could adversely affect our revenues.

Currently, only the crude oil gathering system servicing the East Pony IDP transports crude oil in interstate commerce. Pipelines that transport crude oil in interstate commerce are, among other things, subject to rate regulation by the Federal Energy Regulatory Commission, or the FERC, unless such rate requirements are waived. We applied for and received a waiver of the FERC's tariff requirements. This temporary waiver is subject to revocation. We are required to inform the FERC of any change in circumstances upon which the waiver was granted. Should the pipeline's circumstances change, the FERC could find that transportation on the East Pony IDP no longer qualifies for a waiver. In the event that the FERC were to determine that the crude oil gathering system servicing the East Pony IDP no longer qualified for the waiver, we would likely be required to comply with the tariff and reporting requirements, including filing a tariff with the FERC and providing a cost justification for the transportation rates, and providing service to all potential shippers, without undue discrimination. A revocation of the temporary waiver for this pipeline could adversely affect the results of our revenues.

We may also be required to respond to requests for information from government agencies, including compliance audits conducted by the FERC.

The FERC's ratemaking policies are subject to change and may impact the rates charged and revenues received on White Cliffs Pipeline and East Pony IDP in the event the temporary waiver does not remain in effect, and any other natural gas or liquids pipeline that is determined to be under the jurisdiction of the FERC. In July 2016, the United States Court of Appeals for the District of Columbia Circuit issued its opinion in *United Airlines, Inc., et al. v. FERC*, finding that FERC had acted arbitrarily and capriciously when it failed to demonstrate that permitting an interstate petroleum products pipeline organized as a limited partnership to include an income tax allowance in the cost of service underlying its rates in addition to the discounted cash flow return on equity would not result in the pipeline partnership owners double-recovering their income taxes. The court vacated FERC's order and remanded to FERC to consider mechanisms for demonstrating that there is no double recovery as a result of the income tax allowance. There is not likely to be definitive resolution of these issues for some time, and the ultimate outcome of this proceeding is not certain and could result in changes going forward to the FERC's treatment of income tax allowances in the cost of service or to the discounted cash flow return on equity. Depending upon the resolution of these issues, the cost of service rates of any interstate natural gas pipelines and interstate liquids pipeline could be affected to the extent it proposes new rates or changes its existing rates or if its rates are subject to complaint or challenged by the FERC.

Federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject us to increased capital costs, operational delays and costs of operation.

The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, also known as the Pipeline Safety and Job Creations Act, is the most recent federal legislation to amend the Natural Gas Pipeline Safety Act of 1968, or NGPSA, and the Hazardous Liquids Pipeline Safety Act of 1979, or HLPSA, which are pipeline safety laws, requiring increased safety measures for natural gas and hazardous liquids pipelines. Among other things, the Pipeline Safety and Job Creations Act directs the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, material strength testing, and verification of the maximum allowable pressure of certain pipelines. The Pipeline Safety and Job Creations Act also increases the maximum penalty for violation of pipeline safety regulations from $100,000 to $200,000 per violation per day of violation and from $1.0 million to $2.0 million for a related series of violations. In addition, in 2016, the Pipeline and Hazardous Materials Safety Administration, or PHMSA, announced a proposal to expand integrity management requirements and impose new pressure testing requirements on regulated pipelines. The proposal would also significantly expand the regulation of gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. The safety enhancement requirements and other provisions of the Pipeline Safety and Job Creations Act as well as any implementation of PHMSA, rules thereunder could require us to install new or modified safety controls, pursue additional capital projects, or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position.

Our ownership interest in White Cliffs LLC could require us to make capital contributions from time to time, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

We currently own a 3.33% non-operating interest in White Cliffs LLC. Because we do not operate or control White Cliffs LLC, we do not have control over decisions to make maintenance and growth capital expenditures on the White Cliffs Pipeline. Furthermore, White Cliffs LLC is subject to many of the same environmental and regulatory risks that our assets are subject to, including regulation by the FERC. To the extent that the operator of White Cliffs LLC decides to make capital expenditures for White Cliffs LLC or White Cliffs LLC becomes subject to regulatory assessments, we could be required to contribute additional capital to White Cliffs LLC, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

If third-party pipelines or other facilities interconnected to our midstream systems become partially or fully unavailable, or if the volumes we gather or treat do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be adversely affected.

Our midstream systems are connected to other pipelines or facilities, the majority of which are owned by third parties. The continuing operation of such third-party pipelines or facilities is not within our control. If any of these pipelines or facilities becomes unable to transport, treat or process natural gas or crude oil, or if the volumes we gather or transport do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be adversely affected.

Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with third parties or with Noble.

We currently generate the majority of our revenues pursuant to fee-based agreements under which we are paid based on volumetric fees, rather than the underlying value of the commodity. Consequently, our existing operations and cash flows have little direct exposure to commodity price risk. However, Noble is exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for our midstream services in the future below expected levels. Although we intend to maintain fee-based pricing terms on both new contracts and existing contracts for which prices have not yet been set, our efforts to negotiate such terms may not be successful, which could have a materially adverse effect on our business.

Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

We expect to enter into a new revolving credit facility prior to or in connection with the closing of this offering. We expect our new revolving credit facility will limit our ability to, among other things:

- incur or guarantee additional debt;

- redeem or repurchase units or make distributions under certain circumstances;

- make certain investments and acquisitions;

- incur certain liens or permit them to exist;

- enter into certain types of transactions with affiliates;

- merge or consolidate with another company; and

- transfer, sell or otherwise dispose of assets.

We expect our new revolving credit facility will also contain covenants requiring us to maintain certain financial ratios.

The provisions of our new revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity."

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production by our customers, which could reduce the throughput on our gathering and other midstream systems, which could adversely impact our revenues.

We do not conduct hydraulic fracturing operations, but substantially all of Noble's crude oil and natural gas production on our dedicated acreage is developed from unconventional sources that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states and local governments, including those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure or well construction requirements on hydraulic fracturing operations, or otherwise seek to ban some or all of these activities. Recently, however, several federal agencies have asserted jurisdiction over the process. For example, the Environmental Protection Agency, or EPA, has moved forward with various regulatory actions, including the issuance of new regulations requiring green completions for hydraulically fractured wells, emission requirements for certain midstream equipment, and an Advanced Notice of Proposed Rulemaking seeking comment on its intent to develop regulations under the Toxic Substances and Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Also, in June 2016, the EPA finalized rules which prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Certain environmental groups have also suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

We, Noble or any third-party customers may incur significant liability under, or costs and expenditures to comply with, environmental and worker health and safety regulations, which are complex and subject to frequent change.

As an owner and operator of gathering systems, we are subject to various federal, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment and worker health and safety. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring costly response actions. These laws and regulations may impose numerous obligations that are applicable to our and our customers' operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our or our customers' operations, the imposition of specific standards addressing worker protection, and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our and our customers' operations. Failure to comply with these laws, regulations and permits may result in joint and several or strict liability or the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, or the issuance of injunctions or administrative orders limiting or preventing some or all of our operations. Private parties, including the owners of the properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage. We may not be able to recover all or any of these costs from insurance. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues, which in turn could affect the amount of cash we have available for distribution. We cannot provide any assurance that changes in or additions to public policy regarding the protection of the environment and worker health and safety will not have a significant impact on our operations and the amount of cash we have available for distribution.

Our operations also pose risks of environmental liability due to leakage, migration, releases or spills to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, potentially resulting in increased costs of doing business and consequently affecting the amount of cash we have available for distribution. Please read "Business—Regulation of Operations."

Climate change laws and regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the crude oil and natural gas that we gather while potential physical effects of climate change could disrupt Noble's and our other customers' production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act, or CAA, that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources that emit GHGs. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. These EPA rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore crude oil and natural gas production sources in the U.S. on an annual basis.

Climate and related energy policy, laws and regulations could change quickly, and substantial uncertainty exists about the nature of many potential developments that could impact the sources and uses of energy. In December 2015, the United States and 194 other participating countries adopted the Paris Agreement, which calls for each participating country to establish their own nationally determined standards for reducing carbon output. The Paris Agreement is intended to succeed the Kyoto Protocol and must be ratified by the 55 countries that produce 55% of the world's GHGs before it becomes fully effective. Towards that end, the United States committed to achieve an economy-wide target of reducing its GHG emissions by 26-28% less than the 2005 level in 2025 and to use best efforts to reach a 28% reduction. To obtain those reductions, the EPA has been proposing and issuing various rules, including a rule issued in May 2016 to control methane air emissions from crude oil and natural gas sources. These regulations could result in increased costs for our operations and for the operations our customers. Many states also are pursuing climate requirements either directly or indirectly through such measures as alternative fuel mandates. These measures may reduce the future demand for our products, particularly crude oil. And, in February 2014, Colorado's Air Quality Control Commission approved comprehensive changes to rules governing crude oil and natural gas activities in the state, including the nation's first-ever regulations designed to detect and reduce methane emissions.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil and natural gas we gather. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and

other climatic events; if any such effects were to occur, they could have an adverse effect on our operations or our customer's exploration and production operations, which in turn could affect demand for our services. Please read "Business—Regulation of Operations."

Certain plant or animal species are or could be designated as endangered or threatened, which could have a material impact on our and Noble's operations.

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. Many states have analogous laws designed to protect endangered or threatened species. Such protections, and the designation of previously undesignated species under such laws, may affect our and Noble's operations by imposing additional costs, approvals and accompanying delays.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our operating expenses to increase, limit the rates we charge for certain services and decrease the amount of cash we have available for distribution.

Although the FERC has not made a formal determination with respect to the facilities we consider to be natural gas gathering pipelines, we believe that our natural gas gathering pipelines meet the traditional tests that the FERC has used to determine that a pipeline is a gathering pipeline and are therefore not subject to FERC jurisdiction. The distinction between FERC-regulated transmission services and federally unregulated gathering services, however, has been the subject of substantial litigation, and the FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities is subject to change based on future determinations by the FERC, the courts or Congress. If the FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the NGA and that the facility provides interstate service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by the FERC under the NGA or the Natural Gas Policy Act, or NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of substantial civil penalties, as well as a requirement to disgorge revenues collected for such services in excess of the maximum rates established by the FERC.

Our natural gas gathering pipelines are exempt from the jurisdiction of the FERC under the NGA, but FERC regulation may indirectly impact gathering services. The FERC's policies and practices across the range of its crude oil and natural gas regulatory activities, including, for example, its policies on interstate open access transportation, ratemaking, capacity release, and market center promotion may indirectly affect intrastate markets. In recent years, the FERC has pursued pro-competitive policies in its regulation of interstate crude oil and natural gas pipelines. However, we cannot assure you that the FERC will continue to pursue this approach as it considers matters such as pipeline rates and rules and policies that may indirectly affect the natural gas gathering services.

Natural gas gathering may receive greater regulatory scrutiny at the state level; therefore, our natural gas gathering operations could be adversely affected should they become subject to the application of state regulation of rates and services. Our gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

In addition, certain of our crude oil gathering pipelines do not provide interstate services and therefore are not subject to regulation by the FERC pursuant to the ICA. The distinction between FERC-regulated interstate pipeline transportation, on the one hand, and intrastate pipeline transportation, on the other hand, also is a fact-based determination. The classification and regulation of these crude oil gathering pipelines are subject to change

based on future determinations by the FERC, federal courts, Congress or by regulatory commissions, courts or legislatures in the states in which our crude oil gathering pipelines are located. We cannot provide assurance that the FERC will not in the future, either at the request of other entities or on its own initiative, determine that some or all of our gathering pipeline systems and the services we provide on those systems are within the FERC's jurisdiction. If it was determined that more or all of our crude oil gathering pipeline systems are subject to the FERC's jurisdiction under the ICA, and are not otherwise exempt from any applicable regulatory requirements, the imposition of possible cost-of-service rates and common carrier requirements on those systems could adversely affect the results of our operations on those systems.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our ability to make cash distributions and, accordingly, the market price for our common units.

Our operations are subject to all of the hazards inherent in the gathering of crude oil, natural gas and saltwater and the delivery and storage of fresh water, including:

- damage to pipelines, centralized gathering facilities, pump stations, related equipment and surrounding properties caused by design, installation, construction materials or operational flaws, natural disasters, acts of terrorism or acts of third parties;

- leaks of crude oil, natural gas or NGLs or losses of crude oil, natural gas or NGLs as a result of the malfunction of, or other disruptions associated with, equipment or facilities;

- fires, ruptures and explosions; and

- other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

- injury or loss of life;

- damage to and destruction of property, natural resources and equipment;

- pollution and other environmental damage;

- regulatory investigations and penalties;

- suspension of our operations; and

- repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We do not own in fee any of the land on which our pipelines and facilities are located, which could result in disruptions to our operations.

We do not own in fee any of the land on which our midstream systems have been constructed. Our only interests in these properties are rights granted under surface use agreements, rights-of-way, surface leases or other easement rights, which may limit or restrict our rights or access to or use of the surface estates. Accommodating these competing rights of the surface owners may adversely affect our operations. In addition, we are subject to the possibility of more onerous terms or increased costs to retain necessary land use if we do

not have valid rights-of-way, surface leases or other easement rights or if such usage rights lapse or terminate. We may obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way, surface leases or other easement rights or otherwise, could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on our business and results of operations.

Our gathering and other midstream services require special equipment and laborers who are skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If we experience shortages of necessary equipment or skilled labor in the future, our labor and equipment costs and overall productivity could be materially and adversely affected. If our equipment or labor prices increase or if we experience materially increased health and benefit costs for employees, our business and results of operations could be materially and adversely affected.

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of our general partner's senior management. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our general partner's senior management, including Terry R. Gerhart, our Chief Executive Officer, John F. Bookout, IV, our Chief Financial Officer, Thomas W. Christensen, our Chief Accounting Officer, and John C. Nicholson, our Chief Operating Officer could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We do not have any officers or employees and rely on officers of our general partner and employees of Noble.

We are managed and operated by the board of directors and executive officers of our general partner. Our general partner has no employees and relies on the employees of Noble to conduct our business and activities.

Noble conducts businesses and activities of its own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to both our general partner and Noble. If our general partner and the officers and employees of Noble do not devote sufficient attention to the management and operation of our business and activities, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including building additional gathering pipelines needed for required connections and building additional centralized gathering facilities pursuant to our gathering agreements) or other purposes may be impaired or such financing may not be available on favorable terms;

- our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

- we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

- our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. After the consummation of this offering on a pro forma basis, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $62.9 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $0.6 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of Noble and our other potential customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain midstream activities. For example, software programs are used to manage gathering and transportation systems and for compliance reporting. The use of mobile communication devices has increased rapidly. Industrial control systems such as SCADA (supervisory control and data acquisition) now control large scale processes that can include multiple sites and long distances, such as oil and gas pipelines.

We depend on digital technology, including information systems and related infrastructure as well as cloud applications and services, to process and record financial and operating data and to communicate with our employees and business partners. Our business partners, including vendors, service providers, and financial institutions, are also dependent on digital technology. The technologies needed to conduct midstream activities make certain information the target of theft or misappropriation.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, also has increased. A cyber attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial-of-service on websites. SCADA-based systems are potentially vulnerable to targeted cyber attacks due to their critical role in operations.

Our technologies, systems, networks, and those of our business partners may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations in the following ways, among others:

- a cyber attack on a vendor or service provider could result in supply chain disruptions which could delay or halt development of additional infrastructure, effectively delaying the start of cash flows from the project;

- a cyber attack on downstream pipelines could prevent us from delivering product at the tailgate of our facilities, resulting in a loss of revenues;

- a cyber attack on a communications network or power grid could cause operational disruption resulting in loss of revenues;

- a deliberate corruption of our financial or operational data could result in events of non-compliance which could lead to regulatory fines or penalties; and

- business interruptions could result in expensive remediation efforts, distraction of management, damage to our reputation, or a negative impact on the price of our units.

Our implementation of various controls and processes, including globally incorporating a risk-based cyber security framework, to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure is costly and labor intensive. Moreover, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Noble, have conflicts of interest with us and our partnership agreement eliminates their default fiduciary duties to us and our unitholders and replaces them with contractual standards that may allow our general partner and its affiliates to favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, Noble will directly own an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will own and control our general partner. Although our general partner has a duty to manage us in a manner that is not adverse to the interests of our partnership, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Noble. Conflicts of interest may arise between Noble and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Noble, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires Noble to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Noble to increase or decrease crude oil or natural gas production on our dedicated acreage, pursue and grow particular markets or undertake acquisition opportunities for itself. Noble's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Noble;

- Noble may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

- our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $45.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to Noble in respect of the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our gathering agreements with Noble, the ROFR and ROFO;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- Noble, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Neither our partnership agreement nor our omnibus agreement will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement,

arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Noble and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets (except to the extent the ROFR or ROFO pertain to such assets). As a result, competition from Noble and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement" and "Conflicts of Interest and Duties."

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units as to distributions or in liquidation or that have special voting rights and other rights, and our common unitholders will have no preemptive or other rights (solely as a result of their status as common unitholders) to purchase any such additional partnership interests. The incurrence of additional commercial bank borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures made to maintain, over the long term, our operating capacity or operating income. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our general partner's board of directors at least once a year, provided that any change is approved by the conflicts committee of our general partner's board of directors. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts, and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties—Duties of Our General Partner."

Our partnership agreement restricts the remedies available to holders of our units and for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

- provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was not adverse to the interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

- provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

- provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

- provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that

they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services and secondment agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement, we will be required to reimburse Noble for the provision of certain administrative support services to us. Under our operational services and secondment agreement, we will be required to reimburse Noble for the provision of certain operation services and related management services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017." Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by its sole member, which is owned by Noble. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, Noble will own 60.7% of our total outstanding common units and subordinated units on an aggregate basis (or 54.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner.

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Noble to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

The incentive distribution rights held by Noble may be transferred to a third party without unitholder consent.

Noble may transfer our incentive distribution rights to a third party at any time without the consent of our unitholders. If Noble transfers our incentive distribution rights to a third party but retains its ownership of our general partner interest, it may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of our incentive distribution rights. For example, a transfer of incentive distribution rights by Noble could reduce the likelihood of Noble selling or contributing additional midstream assets to us, as Noble would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each unit may decrease;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Noble:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us except with respect to rights of first refusal contained in our omnibus agreement.

Noble may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Noble will hold 3,402,584 common units and 15,902,584 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Noble with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including Noble, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

None of our partnership agreement, our omnibus agreement, our commercial agreements or any other agreement in effect as of the date of this offering will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Noble and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Noble and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 21.4% of our common

units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending September 30, 2017), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 60.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, following the completion of this offering, Noble will own 19,305,168 common units and subordinated units, representing an aggregate 60.7% limited partner interest (or 17,430,168 common units and subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Noble, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Noble, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target

distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If Noble elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to Noble will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in such two quarters. We anticipate that Noble would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that Noble could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, Noble has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee will have the same rights as Noble relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Noble's Right to Reset Incentive Distribution Levels."

Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption. "Eligible holders" are limited partners whose (or whose owners') (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers by us or our subsidiaries with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest. The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the "current market price" means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights. Please read "Our Partnership Agreement—Possible Redemption of Ineligible Holders."

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders' ability to choose the judicial forum for disputes with us or our general partner's directors, officers or other employees. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine.

If any person brings any of the aforementioned claims, suits, actions or proceedings (including any claims, suits, actions or proceedings arising out of this offering) and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers. Please read "Our Partnership Agreement—Applicable Law; Exclusive Forum."

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

Our common units have been approved for listing on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE's shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read "Management—Management of Noble Midstream Partners LP."

If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures

on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we may need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2017, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending December 31, 2019. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

For as long as we are an "emerging growth company," we will not be required to comply with certain disclosure requirements that apply to other public companies.

We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an "emerging growth company,' which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) provide certain disclosure regarding executive compensation required of larger public companies or (4) hold nonbinding advisory votes on executive compensation. We will remain an "emerging growth company" for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, become a large accelerated filer or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to "emerging growth companies," you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not "emerging growth companies." If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the

Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a publicly-traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $6.7 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

If we are deemed an "investment company" under the Investment Company Act of 1940, it would adversely affect the price of our common units and could have a material adverse effect on our business.

Our initial assets will consist of direct and indirect ownership interests in our development companies as well as ownership interests in other midstream ventures. If a sufficient amount of our assets, such as our ownership interests in other midstream ventures, now owned or in the future acquired, are deemed to be "investment securities" within the meaning of the Investment Company Act of 1940, or the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. In that event, it is possible that our ownership of these interests, combined with our assets acquired in the future, could result in our being required to register under the Investment Company Act if we were not successful in obtaining exemptive relief or otherwise modifying our organizational structure or applicable contract rights. Treatment of us as an investment company would prevent our qualification as a partnership for federal income tax purposes in which case we would be treated as a corporation for federal income tax purposes. As a result, we would pay federal income tax on our taxable income at the corporate tax rate, distributions to you would generally be taxed again as corporate distributions and none of our income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as an investment company would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units. Please read "Material Federal Income Tax Consequences—Partnership Status."

Moreover, registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase of additional interests in our midstream systems from Noble, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates. The occurrence of some or all of these events would adversely affect the price of our common units and could have a material adverse effect on our business.

Tax Risks

In addition to reading the following risk factors, please read "Material Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

> ***Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.***

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, we will be treated as a corporation for federal income tax purposes unless we satisfy a "qualifying income" requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced.

In addition, recently enacted legislation applicable to partnership tax years beginning after 2017 changes the audit procedures for large partnerships and in certain circumstances would permit the IRS to assess and collect taxes (including any applicable penalties and interest) resulting from partnership-level federal income tax audits directly from us in the year in which the audit is completed. If we are required to make payments of taxes, penalties and interest resulting from audit adjustments, our cash available for distribution to our unitholders might be substantially reduced.

Moreover, changes in current state law may subject us to entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

> ***The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.***

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, the President and members of Congress propose and consider substantive changes to

the existing federal income tax laws that affect publicly traded partnerships, including elimination of partnership tax treatment for publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible for us to meet the exception to be treated as a partnership for federal income tax purposes. Please read "Material Federal Income Tax Consequences—Partnership Status."

On May 5, 2015, the U.S. Treasury Department and the IRS released proposed regulations, or the Proposed Regulations, regarding qualifying income under Section 7704(d)(1)(E) of the Code. The U.S. Treasury Department and the IRS have requested comments from industry participants regarding the standards set forth in the Proposed Regulations. The Proposed Regulations provide an exclusive list of industry-specific activities and certain limited support activities that generate qualifying income, including water-related activities when provided for use in drilling and hydraulic fracturing activities.

Although the Proposed Regulations adopt a narrow interpretation of the water-related activities that generate qualifying income, we believe the income that we treat as qualifying satisfies these requirements and our counsel will rely on the Proposed Regulations to treat income from certain of our water-related activities as qualifying income and to meet the exception for us to be treated as a partnership for federal income tax purposes.

However, the Proposed Regulations could be changed before they are finalized and could take a position that is contrary to our interpretation. In the event that we do not satisfy the standards set forth in the final regulations for the water-related services or other income that we treat as qualifying, we anticipate being able to continue to treat income from these activities as qualifying income for ten years, provided that the final regulations include the special transition rules currently available in the Proposed Regulations.

We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, the minimum quarterly distribution and the target distribution levels may be adjusted to reflect the impact of that law on us.

Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder's allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. Moreover, recently enacted legislation applicable to partnership tax years beginning after 2017 changes the audit procedures

for large partnerships and in certain circumstances would permit the IRS to assess and collect taxes (including any applicable penalties and interest) resulting from partnership-level federal income tax audits directly from us in the year in which the audit is completed. If we are required to make payments of taxes, penalties and interest resulting from audit adjustments, our cash available for distribution to our unitholders might be substantially reduced. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. Thus, a unitholder may recognize both ordinary income and capital loss from the sale of common units if the amount realized on a sale of the common units is less than the unitholder's adjusted basis in common units. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss."

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Andrews Kurth LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in tax return audit adjustments. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election."

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. Although recently issued final Treasury Regulations allow publicly traded partnerships to use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, these Treasury Regulations do not specifically authorize all aspects of the proration method we currently plan to adopt. Accordingly, Andrews Kurth LLP is unable to opine on the validity of our method of allocating income, gain, loss and deduction among transferor and transferee unitholders. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

A unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates ourselves using a methodology based on the market value of our common units as a means to determine the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction for federal income tax purposes.

A successful IRS challenge to these methods or allocations could adversely affect the amount, character and timing of our taxable income or loss and a unitholder's distributive share of these items. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our items of income, gain, loss and deduction and a unitholder's distributive share of these items without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. Moreover, a technical termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination."

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $230.4 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering (i) to make a distribution of approximately $228.1 million to Noble, (ii) to pay approximately $2.3 million of origination fees and expenses related to our new revolving credit facility; and (iii) for general partnership purposes.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units issued to Noble will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

If we choose to sell fewer common units in this offering, the number of common units to be held by Noble after consummation of this offering will be increased by an amount equivalent to such decrease in the number of units sold. Likewise, if we choose to sell more common units in this offering, the number of common units to be held by Noble after consummation of this offering will be reduced by an amount equivalent to such increase in the number of units sold. Additionally, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $11.7 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Any such change in the net proceeds to us would increase or decreases, as the case may be, the amount of the distribution to be paid to Noble.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2016; and

- our pro forma capitalization as of June 30, 2016, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units will be issued for no additional consideration.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2016	
	Historical	Pro Forma
	(in thousands)	
Cash and cash equivalents	$ 15,458	$ 17,887
Long-term debt:		
Revolving credit facility[1]	$ —	$ —
Total long-term debt (including current maturities)	—	—
Net parent investment / partners' capital:		
Net parent investment	250,119	—
Held by public:		
Common units		230,400
Held by Noble:		
Common units		(2,133)
Subordinated units		(9,968)
General partner interest[2]	—	—
Total equity	250,119	218,299
Non-controlling interest		64,443
Total partners' capital		282,742
Total capitalization	$250,119	$282,742

---

(1) In connection with the completion of this offering, we expect to enter into a new $350 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Upon completion of this offering, our general partner will own a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of June 30, 2016, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $282.7 million, or $8.89 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit[1]	$20.00
Pro forma net tangible book value per unit before this offering[2]	$ 14.53
Less: Distribution to Noble[3]	(11.82)
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	$ 6.18
Less: Pro forma net tangible book value per unit after this offering[4]	8.89
Immediate dilution in net tangible book value per common unit to purchasers in this offering[5][6]	$11.11

(1) Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2) Determined by dividing the number of units (3,402,584 common units and 15,902,584 subordinated units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $280.4 million.
(3) Determined by dividing the number of units (3,402,584 common units and 15,902,584 subordinated units) to be issued to Noble for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $228.1 million to Noble.
(4) Determined by dividing the number of units to be outstanding after this offering (15,902,584 common units and 15,902,584 subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $230.4 million.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.74 and $10.48, respectively.
(6) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	%	Amount (in millions)	%
Noble and its affiliates[1][2][3]	19,305,168	60.7%	$ 52,342	17.3%
Purchasers in this offering	12,500,000	39.3%	250,000	82.7%
Total	31,805,168	100.0%	$302,342	100.0%

(1) Upon the completion of this offering, Noble will own 3,402,584 common units and 15,902,584 subordinated units.
(2) Assumes the underwriters' option to purchase additional common units is not exercised.
(3) The assets contributed by Noble were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2016 was $280.4 million (excludes deferred taxes). At the closing of this offering, we intend to make a distribution of $228.1 million to Noble.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3750 per unit, or $1.5000 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves (including estimated maintenance capital expenditures) and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership

agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

•   While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, Noble will own our general partner, 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or common units and subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

•   Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•   We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

•   Our ability to make cash distributions to our unitholders depends on the performance of our development companies and their ability to distribute cash to us.

•   If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding

from Noble, we do not have any commitment from Noble, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, Noble will directly own a 60.7% limited partner interest in us (or a 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will wholly own our general partner and all of our incentive distribution rights. Given Noble's significant ownership interests in us following the closing of this offering, we believe Noble will be incentivized to promote and support the successful execution of our business strategies.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3750 per unit for each whole quarter, or $1.5000 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on July 1, 2016 and ends on the day prior to the closing of this offering. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through December 31, 2016 based on the actual number of days in that period.

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

| | | Minimum Quarterly Distributions | |
	Number of Units	One Quarter	Annualized
Common units held by the public[(1)]	12,500,000	$ 4,687,500	$18,750,000
Common units held by Noble[(1)]	3,402,584	1,275,969	5,103,876
Subordinated units held by Noble	15,902,584	5,963,469	23,853,876
Total	31,805,168	$11,926,938	$47,707,752

(1) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.

Noble will initially hold all of our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.4313 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is not adverse to the interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Noble's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.5000 per unit for the twelve months ending September 30, 2017. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2015 and Twelve Months Ended June 30, 2016," in which we present the amount of EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2015 and the twelve months ended June 30, 2016, derived from our unaudited pro forma condensed financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017," in which we provide our estimated forecast of our ability to generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution on all common units and subordinated units for the twelve months ending September 30, 2017.

Unless otherwise specifically noted, the amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 100% of the assets and operations of our development companies and are not adjusted to reflect Noble's retained non-controlling interests in our development companies. In connection with the completion of this offering, Noble will contribute to us controlling interests ranging from 5% to 100% in the development companies that own our operating assets and dedications, and Noble will retain non-controlling interests ranging from 0% to 95% in the development companies that own our operating assets and dedications. Please read "Prospectus Summary—The Transactions" and "Prospectus Summary—Ownership and Organizational Structure." Following the completion of this offering, we will consolidate the results of operations of our development companies and then record a non-controlling interest deduction for Noble's retained interests in our development companies.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2015 and Twelve Months Ended June 30, 2016

If we had completed the transactions contemplated in this prospectus on January 1, 2015, pro forma distributable cash flow generated for the year ended December 31, 2015 and the twelve months ended June 30, 2016 would have been approximately $54.1 million and $71.4 million, respectively. These amounts would have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.5000 per unit on an annualized basis) on all of our common units and subordinated units for each period. We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2015.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2015 and the twelve months ended June 30, 2016, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2015.

Noble Midstream Partners LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
($ in millions, except per unit amounts)		
Revenues		
Midstream Services Revenue—Related Party	$108.5	$131.6
Income from Investments	4.6	4.7
Total Revenue	113.1	136.3
Expenses		
Direct Operating	27.5	25.8
Depreciation, Depletion and Amortization	6.9	8.2
General and Administrative[1]	7.3	8.5
Total Expenses	41.7	42.5
Operating Income (Loss)	71.4	93.8
Interest Expense[2]	0.7	0.7
Income Before Income Taxes	70.7	93.1
Income Tax Benefit	—	—
Pro Forma Net Income (Loss)	$ 70.7	$ 93.1
Less:		
Net Income Attributable to Noble-Retained Interests[3]	17.1	21.2
Net Income Attributable to Noble Midstream Partners LP	**$ 53.6**	**$ 71.9**
Add:		
Net Income Attributable to Noble-Retained Interests	17.1	21.2
Depreciation	6.9	8.2
Interest Expense	0.7	0.7
Income Tax Expense	—	—
Pro Forma EBITDA	78.3	102.0
Less:		
EBITDA Attributable to Noble-Retained Interests[4]	18.8	23.2
Pro Forma EBITDA Attributable to Noble Midstream Partners LP	**$ 59.5**	**$ 78.8**
Less:		
Cash Interest Expense[5]	—	—
Maintenance Capital Expenditures[6]	5.4	7.4
Expansion Capital Expenditures[7]	40.0	16.7
Add:		
Capital Contributions from Noble to Fund Expansion Capital Expenditures[8]	40.0	16.7
Pro Forma Distributable Cash Flow Attributable to Noble Midstream Partners LP	**$ 54.1**	**$ 71.4**
Pro Forma Cash Distributions:		
Distributions to Public Common Unitholders	$ 18.8	$ 18.8
Distributions to Noble:		
Common Units Held by Noble	5.1	5.1
Subordinated Units Held by Noble	23.8	23.8
Total Distributions to Noble	28.9	28.9
Aggregate Quarterly Distributions	**$ 47.7**	**$ 47.7**
Excess of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution	6.4	23.7
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Common Unitholders	100%	100%
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Subordinated Unitholders	100%	100%

(1) We expect to incur approximately $6.7 million of estimated annual incremental general and administrative expenses as a result of being a publicly traded partnership.

(2) Represents non-cash amortization of origination fees and commitment fees on the undrawn portion of our new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on the revolving credit facility).

(3) Represents net income attributable to Noble's non-controlling interests in our development companies.

(4) Represents EBITDA attributable to Noble's non-controlling interests in our development companies, calculated as follows:

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
Net income attributable to Noble's non-controlling interest in our operating subsidiaries	$17.1	$21.2
Add:		
Depreciation expense attributable to Noble's non-controlling interest in our operating subsidiaries	1.7	2.0
Interest expense attributable to Noble's non-controlling interest in our operating subsidiaries	—	—
EBITDA attributable to Noble's non-controlling interest in our operating subsidiaries	$18.8	$23.2

(5) Represents commitment fees on the undrawn portion of our new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on the revolving credit facility).

(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our development companies. Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures; however, for the purposes of the presentation of "Unaudited Pro Forma EBITDA and Distributable Cash Flow," we have estimated that approximately $5.4 million and $7.4 million of our capital expenditures would have constituted maintenance capital expenditures for the pro forma year ended December 31, 2015 and the twelve months ended June 30, 2016, respectively. The estimated maintenance capital expenditures attributable to Noble's retained interests are listed below:

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
Maintenance Capital Expenditures Attributable to Noble Midstream Partners LP	$5.4	$7.4
Maintenance Capital Expenditures Attributable to Noble—Retained Interest	$1.3	$1.9
Total Maintenance Capital Expenditures Attributable to Our Development Companies	$6.7	$9.3

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our development companies. The estimated expansion capital expenditures attributable to Noble's retained interest are listed below:

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
Expansion Capital Expenditures Attributable to Noble Midstream Partners LP	$40.0	$16.7
Expansion Capital Expenditures Attributable to Noble—Retained Interest	$14.5	$ 2.1
Total Expansion Capital Expenditures Attributable to Our Development Companies	$54.5	$18.8

(8) Expansion capital expenditures have been funded by Noble directly or by choosing to forgo cash distributions.

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017

We forecast estimated EBITDA and distributable cash flow attributable to Noble Midstream Partners LP for the twelve months ending September 30, 2017 will be approximately $63.9 million and $54.9 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2017, we must generate EBITDA and distributable cash flow of at least $56.7 million and $47.7 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated EBITDA and distributable cash flow for the twelve months ending September 30, 2017, and related assumptions set forth below, to substantiate our belief that we will have sufficient EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the twelve months ending September 30, 2017. Please read "—Significant Forecast Assumptions." Due to the rate of development of our assets and our dependence on Noble's exploration and production schedule for our revenue, our cash flows may vary from quarter to quarter. However, we believe that we will generate sufficient cash flow from operations to support the minimum quarterly distribution during each of the four quarters in the twelve months ending September 30, 2017. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

($ in millions, except per unit amounts)[i]	Twelve Months Ending September 30, 2017	Three Months Ending			
		December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
Revenues					
Midstream Services Revenue					
Colorado River DevCo LP	$ 99.8	$ 25.3	$ 24.9	$ 23.0	$ 26.5
Green River DevCo LP	—	—	—	—	—
Gunnison River DevCo LP	—	—	—	—	—
Laramie River DevCo LP	1.4	—	—	—	1.4
San Juan River DevCo LP	14.8	1.1	3.4	5.7	4.8
Blanco River DevCo LP	1.6	—	0.1	0.5	1.0
Total Midstream Services Revenue	$ 117.6	$ 26.4	$ 28.4	$ 29.1	$ 33.7
Income from Investments	6.1	1.5	1.5	1.5	1.5
Total Revenue	$ 123.8	$ 27.9	$ 29.9	$ 30.7	$ 35.2
Expenses					
Direct Operating	$ 30.9	$ 6.8	$ 7.5	$ 7.9	$ 8.7
General and Administrative[1]	13.6	3.4	3.4	3.4	3.4
Depreciation, Depletion and Amortization	9.6	2.2	2.3	2.5	2.6
Total Expenses	$ 54.1	$ 12.4	$ 13.2	$ 13.8	$ 14.7
Operating Income	$ 69.7	$ 15.5	$ 16.8	$ 16.9	$ 20.6
Interest Expense[2]	2.3	0.3	0.5	0.7	0.8
Income Before Income Tax Expense	$ 67.4	$ 15.2	$ 16.3	$ 16.2	$ 19.8
Income Tax Expense	—	—	—	—	—
Net Income	$ 67.4	$ 15.2	$ 16.3	$ 16.2	$ 19.8
Less:					
Net Income Attributable to Noble-Retained Interests[3]	$ (13.0)	$ (1.9)	$ (2.8)	$ (3.9)	$ (4.4)
Net Income Attributable to Noble Midstream Partners LP	**$ 54.4**	**$ 13.3**	**$ 13.4**	**$ 12.3**	**$ 15.3**
Add:					
Net Income Attributable to Noble-Retained Interests	$ 13.0	$ 1.9	$ 2.8	$ 3.9	$ 4.4
Depreciation	9.6	2.2	2.3	2.5	2.6
Interest Expense	2.3	0.3	0.5	0.7	0.8
Income Tax Expense	—	—	—	—	—
EBITDA	$ 79.3	$ 17.7	$ 19.0	$ 19.4	$ 23.2
Less:					
EBITDA Attributable to Noble-Retained Interests[4]	$ (15.4)	$ (2.4)	$ (3.4)	$ (4.5)	$ (5.1)
EBITDA Attributable to Noble Midstream Partners LP	**$ 63.9**	**$ 15.3**	**$ 15.7**	**$ 14.9**	**$ 18.1**
Less:					
Cash Interest Expense[5]	$ (2.3)	$ (0.3)	$ (0.5)	$ (0.7)	$ (0.8)
Estimated Maintenance Capital Expenditures[6]	(6.7)	(1.7)	(1.6)	(1.5)	(1.9)
Expansion Capital Expenditures[7]	(103.5)	(24.8)	(32.9)	(23.2)	(22.6)
Add:					
Borrowings to Fund Expansion Capital Expenditures	103.5	24.8	32.9	23.2	22.6
Cash Used to Fund Expansion Capital Expenditures	—	—	—	—	—
Estimated Distributable Cash Flow Attributable to Noble Midstream Partners LP	**$ 54.9**	**$ 13.3**	**$ 13.6**	**$ 12.6**	**$ 15.3**
Distributions to Public Common Unitholders	$ 18.8	$ 4.7	$ 4.7	$ 4.7	$ 4.7
Distributions to Noble:					
Common Units Held by Noble	5.1	1.3	1.3	1.3	1.3
Subordinated Units Held by Noble	23.9	6.0	6.0	6.0	6.0
Total Distributions to Noble	$ 29.0	$ 7.2	$ 7.2	$ 7.2	$ 7.2
Aggregate Quarterly Distributions	**$ 47.7**	**$ 11.9**	**$ 11.9**	**$ 11.9**	**$ 11.9**
Excess of Distributable Cash Flow Over Minimum Quarterly Distribution	**$ 7.2**	**$ 1.4**	**$ 1.6**	**$ 0.7**	**$ 3.4**

(i)   Components may not add to totals due to rounding.

(1) Our general and administrative expense will consist of direct general and administrative expenses incurred by us (including $6.7 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership) and payments we make to Noble in exchange for the provision of general and administrative services.

(2) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.

(3) Represents net income attributable to Noble's non-controlling interests in our development companies.

(4) Represents EBITDA attributable to Noble's non-controlling interests in our development companies, calculated as follows:

Net income attributable to Noble's non-controlling interests in our development companies	$13.0
Add:	
Depreciation expense attributable to Noble's non-controlling interests in our development companies	2.4
EBITDA attributable to Noble's non-controlling interests in our development companies	$15.4

(5) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.

(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our development companies. The estimated maintenance capital expenditures attributable to Noble's retained interests are listed below:

Maintenance Capital Expenditures Attributable to Noble Midstream Partners LP	$6.7
Maintenance Capital Expenditures Attributable to Noble—Retained Interest	2.7
Total Maintenance Capital Expenditures Attributable to Our Development Companies	$9.4

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our development companies. The estimated expansion capital expenditures attributable to Noble's retained interest are listed below:

Forecasted Twelve Months Ending
September 30, 2017

	Expansion Capital Expenditures Attributable to Noble Midstream Partners LP	Expansion Capital Expenditures Attributable to Noble— Retained Interest	Total Expansion Capital Expenditures
Expansion Capital Expenditures			
Colorado River DevCo LP	$ 38.6	$ 9.7	$ 48.3
Green River DevCo LP	7.3	21.8	29.0
Gunnison River DevCo LP	—	—	—
Laramie River DevCo LP	47.5	—	47.5
San Juan River DevCo LP	2.5	7.6	10.1
Blanco River DevCo LP	7.6	22.9	30.6
White Cliffs	—	—	—
Total Expansion Capital Expenditures	**$103.5**	**$61.9**	**$165.5**

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2017. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results, and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

Our Predecessor's historical results of operations include all of the results of operations of Noble Midstream LP Predecessor on a 100% basis, which includes 100% of the results of our each of our development companies, in which we own percentages varying from 5% to 100%. See "Business—Our Assets, ROFRs and ROFO." In connection with the completion of this offering, Noble will contribute to us an 80% controlling interest in Colorado River DevCo LP, a 3.33% ownership interest in White Cliffs LLC, and 25% controlling interest in Green River DevCo LP, a 5% controlling interest in Gunnison River DevCo LP, a 100% controlling interest in Laramie River DevCo LP, a 25% controlling interest in San Juan River DevCo LP and a 25% controlling interest in the Blanco River DevCo LP. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results" and "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." Substantially all of our revenue will be derived from long-term, fixed-fee gathering agreements with Noble.

Results and Volumes

The following table summarizes the pro forma revenues, volumes and EBITDA for our midstream services, which include 100% of the results of each of our development companies, for the year ended December 31, 2015 and the six months ended June 30, 2016 as well as our forecast regarding those same amounts for the twelve months ending September 30, 2017. EBITDA excludes general and administrative expenses for comparative purposes.

	Pro Forma Year Ended December 31, 2015	Pro Forma Six Months Ended June 30, 2016	Forecasted Twelve Months Ending September 30, 2017
Colorado River DevCo			
Crude oil gathering volumes (Bbl/d)	33,979	45,414	36,137
Natural gas gathering volumes (MMBtu/d)	87,601	120,604	137,845
Fresh water services volumes (Bbl/d)	29,647	33,549	18,645
Saltwater services volumes (Bbl/d)	5,153	9,831	6,826
Total Revenues ($ in millions)	$ 91.0	$ 57.1	$ 99.8
Pre G&A EBITDA ($ in millions)	$ 70.0	$ 46.5	$ 78.1
Laramie River DevCo			
Crude oil gathering volumes (Bbl/d)	n/a	n/a	76
Fresh water services volumes (Bbl/d)	n/a	n/a	2,986
Saltwater services volumes (Bbl/d)	n/a	n/a	84
Total Revenues ($ in millions)	n/a	n/a	$ 1.4
Pre G&A EBITDA ($ in millions)	$ n/a	$ n/a	$ (0.1)
San Juan River DevCo			
Fresh water services volumes (Bbl/d)	20,410	10,799	20,632
Total Revenues ($ in millions)	$ 17.5	$ 3.8	$ 14.8
Pre G&A EBITDA ($ in millions)	$ 11.1	$ 2.5	$ 9.0
Blanco River DevCo			
Crude oil gathering volumes (Bbl/d)	n/a	n/a	1,669
Saltwater services volumes (Bbl/d)	n/a	n/a	2,519
Total Revenues ($ in millions)	n/a	n/a	$ 1.6
Pre G&A EBITDA ($ in millions)	n/a	n/a	$ (0.2)
Other			
Total Revenues ($ in millions)	$ 4.6	$ 6.6	$ 6.1
Pre G&A EBITDA ($ in millions)	$ 4.6	$ 5.9	$ 6.1
Total			
Crude oil gathering volumes (Bbl/d)	33,979	45,414	37,882
Natural gas gathering volumes (MMBtu/d)	87,601	120,604	137,845
Fresh water services volumes (Bbl/d)	50,058	57,735	42,263
Saltwater services volumes (Bbl/d)	5,153	9,831	9,428
Total Revenues ($ in millions)	$ 113.1	$ 67.5	$ 123.8
Pre G&A EBITDA ($ in millions)	$ 85.6	$ 54.9	$ 92.8

Revenue

We estimate that total revenues for the twelve months ending September 30, 2017 will be approximately $123.8 million compared to approximately $113.1 million for the pro forma year ended December 31, 2015, primarily due to increased throughput on our gathering systems. As a result of well completions, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve

months ending September 30, 2017 will be 37.9 Mbbl/d of crude oil and 137.8 BBtu/d of natural gas. Our forecasted increase in volumes over the year ended December 31, 2015 is based on our expectation that Noble will complete the drilling and completion activities on our dedicated acreage consistent with their current development plan. Please read "Business—Our Commercial Agreements with Noble."

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Noble's exploration and production activities. See "Risk Factors—Risks Related to Our Business—The demand for our midstream services, and therefore our cash flow, is affected by crude oil and natural gas prices, which fluctuate based on factors that are out of our control." Noble's exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where all of our customers halted drilling activities as of the beginning of the forecast period, we would be able to make the minimum quarterly distribution on all of our common and subordinated units for the forecast period.

Operating Expense

We estimate that total operating expense for the twelve months ending September 30, 2017 will be $30.9 million compared to approximately $27.5 million for the pro forma year ended December 31, 2015 and approximately $25.8 million for the pro forma twelve months ended June 30, 2016. Our increase in operating expense is primarily due to our significantly higher operating levels, resulting in higher:

- natural gas gathering throughput on our dedicated acreage;

- maintenance and contract service costs;

- regulatory and compliance costs;

- operating costs associated with increased pipeline mileage and additional centralized gathering facilities; and

- ad valorem taxes.

General and Administrative Expenses

Our general and administrative expenses will consist of (i) direct general and administrative expenses incurred by us, (ii) reimbursements to Noble of certain general and administrative expenses under the omnibus agreement and the operational services and secondment agreement and (iii) fixed-fee payments we make to Noble for the provision of general and administrative services under our omnibus agreement.

We expect total general and administrative expenses for the twelve months ending September 30, 2017 will be $13.6 million as compared to $7.3 million for the pro forma year ended December 31, 2015 and approximately $8.5 million for the pro forma twelve months ended June 30, 2016. The forecast period includes the $6.7 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

Depreciation

We estimate that depreciation for the twelve months ending September 30, 2017 will be $9.6 million as compared to approximately $6.9 million for the pro forma year ended December 31, 2015 and approximately $8.2 million for the pro forma twelve months ended June 30, 2016. Our expected increase is primarily attributable to the effect of depreciation on the new infrastructure constructed and to be constructed during the twelve months ending September 30, 2017.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities. Our partnership agreement will require that we categorize our capital expenditures as either:

- *Estimated maintenance capital expenditures*, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity and/or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering throughput as maintenance capital to the extent such capital expenditures are necessary to maintain, over the long term, our operating capacity, operating income or revenue; or

- *Expansion capital expenditures*, which are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and centralized gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

We generally categorize specific capital expenditures as either expansion capital expenditures or maintenance capital expenditures based on the nature of the expenditure. However, a portion of our capital expenditures relate to the connection of our gathering systems to new wells. While these capital expenditures could generally be considered expansion capital expenditures because they will result in increased throughput or cash flows produced by our midstream systems, we categorize a portion of these capital expenditures as maintenance capital expenditures because they are necessary to offset the natural production declines Noble will experience on all of its wells over time.

In allocating expenditures between maintenance capital expenditures and expansion capital expenditures for new well connections during the twelve months ending September 30, 2017, we first estimate the number of new well connections needed to offset the natural production decline and maintain the average throughput volume on our systems during the forecast period. We then allocate to maintenance capital the estimated new well connection expenditures based on a per well connection cost estimate. We estimate that total capital expenditures attributable to our development companies for the twelve months ending September 30, 2017 will be $165.5 million ($103.5 million net to our ownership interests in our development companies) based on the following assumptions.

Because Noble has retained a non-controlling interest in each of the development companies that hold our assets, Noble will be required to fund its allocable portion of our maintenance and expansion capital expenditures. See "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us."

We estimate that maintenance capital expenditures will be $9.4 million ($6.7 million net to our ownership interests in our development companies) for the twelve months ending September 30, 2017. We expect to fund our allocated portion of these maintenance capital expenditures with cash generated by our operations. Because

our midstream systems are relatively new, having been substantially built within the last three years, we believe that the capital expenditures necessary to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations during the twelve months ending September 30, 2017 will be relatively low. The majority of our maintenance capital expenditures included in the forecast period represent that portion of our estimated capital expenditures associated with the connection of new wells to our gathering systems that we believe will be necessary to offset the natural production declines Noble will experience on all of their wells over time. The methodology we use to categorize these capital expenditures is described above.

Expansion Capital Expenditures

We estimate that expansion capital expenditures for the twelve months ending September 30, 2017 will be $165.5 million ($103.5 million net to our ownership interests in our development companies). During the twelve months ending September 30, 2017, we have assumed that we will fund our allocated portion of expansion capital expenditures with borrowings under our new revolving credit facility. In general, our expansion capital expenditures are necessary to increase the size and scope of our midstream infrastructure in order to continue servicing Noble's drilling and completion schedule and increasing production on our dedicated acreage. A majority of Noble's planned well completions and production growth on our dedicated acreage during the twelve months ending September 30, 2017 will drive our need for expansion capital expenditures. These expansion capital expenditures are primarily comprised of the following expansion capital projects that we intend to pursue during the twelve months ending September 30, 2017:

- Colorado River DevCo LP: We expect to spend approximately $38.6 million in expansion capital expenditures (net to our ownership interests) related to well connections and gathering line additions, including $17.0 million related to crude oil gathering, $12.4 million related to natural gas gathering, $1.3 million related to saltwater gathering and $7.9 million related to freshwater delivery.

- Green River DevCo LP: We expect to spend approximately $7.3 million in expansion capital expenditures (net to our ownership interests) related to well connections and gathering line additions, including $2.6 million related to crude oil gathering, $3.4 million related to natural gas gathering, $0.1 million related to saltwater gathering and $1.2 million related to freshwater delivery.

- Laramie River DevCo LP: We expect to spend approximately $47.5 million in expansion capital expenditures (net to our ownership interests) related to well connections and gathering line additions, including $30.4 million related to crude oil gathering, $6.8 million related to natural gas gathering, and $10.3 million related to freshwater delivery.

- San Juan River DevCo LP: We expect to spend approximately $2.5 million in expansion capital expenditures (net to our ownership interests) related to freshwater delivery.

- Blanco River DevCo LP: We expect to spend approximately $7.6 million in expansion capital expenditures (net to our ownership interests) related to well connections and gathering line additions, including $5.4 million related to crude oil gathering and $2.2 million related to saltwater gathering.

Regulatory, Industry and Economic Factors

Our forecast of EBITDA and distributable cash flow for the twelve months ending September 30, 2017 is also based on the following significant assumptions related to regulatory, industry and economic factors:

- Noble will not default under our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

- the locations of Noble's planned well development will not be determined uneconomic by us;

- there will not be any new federal, state or local regulation, or any interpretation or application of existing regulation, of the portions of the midstream energy industry in which we operate that will be materially adverse to our business;

- there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Noble's development plan;

- there will not be a shortage of skilled labor; and

- there will not be any material adverse changes in the midstream energy industry, commodity prices, capital markets or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2016, we distribute all of our available cash to unitholders of record on the applicable record date. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through December 31, 2016, based on the actual number of days in that period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and for anticipated future credit needs);

  - comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary's assets are subject; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (*provided* that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $.3750 per unit, or $1.5000 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee

that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us that will entitle it to receive distributions.

Incentive Distribution Rights

Noble currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.4313 per unit per quarter. The maximum distribution of 50% does not include any distributions that Noble or its affiliates may receive on common units or subordinated units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $45.0 million (as described below); *plus*
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, *provided* that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*
- all of our operating expenditures (as defined below) after the closing of this offering; *less*
- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*
- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*
- any cash loss realized on disposition of an investment capital expenditure (which is a capital expenditure other than a maintenance capital expenditure or an expansion capital expenditure).

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $45.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (*provided* that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), estimated maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; *provided*, *however*, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);
- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;
- actual maintenance capital expenditures;
- expansion capital expenditures;
- investment capital expenditures;
- payment of transaction expenses (including taxes) relating to interim capital transactions;
- distributions to our partners;
- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or
- any other expenditures or payments using the proceeds from this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $45.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity and/or operating income, and expansion capital expenditures are those capital expenditures that we expect will expand our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and well connections, or the construction, development or acquisition of other facilities, to replace expected reductions in hydrocarbons available for gathering, treating, transporting or otherwise handled by our facilities (which we refer to as operating capacity). Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or operating income over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and

change by our general partner at least once a year, provided that any change is approved by our special committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Cash Distribution Policy and Restrictions on Distributions."

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

- it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

- it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

- it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights.

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and centralized gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3750 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after September 31, 2019 that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.5000 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.5000 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $2.2500 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.2500 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- *third*, 100% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 100% to all common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Noble will initially hold the incentive distribution rights, but may transfer these rights separately from its ownership of the general partner.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, 100% to all unitholders, pro rata, until each unitholder receives a total of $0.4313 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4688 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.5625 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of Noble, as holder of our incentive distribution rights, and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders Noble for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that Noble has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution per Unit		Marginal Percentage Interest in Distributions	
			Unitholders	IDR Holders
Minimum Quarterly Distribution	$ 0.375000		100.0%	0.0%
First Target Distribution	above $ 0.375000	up to $ 0.431250	100.0%	0.0%
Second Target Distribution.	above $ 0.431250	up to $ 0.468750	85.0%	15.0%
Third Target Distribution	above $ 0.468750	up to $ 0.562500	75.0%	25.0%
Thereafter	above $ 0.562500		50.0%	50.0%

Noble's Right to Reset Incentive Distribution Levels

Noble, as the initial holder of all our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner

would be set. If Noble transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that Noble holds all of the incentive distribution rights at the time that a reset election is made. Noble's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to Noble are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If Noble and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that Noble would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by Noble of incentive distribution payments based on the target distributions prior to the reset, Noble will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by Noble for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that Noble (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by Noble or such holder in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

- *first*, 100% to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

- *second*, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and Noble at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly Distribution per Unit Prior to Reset		Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit Following Hypothetical Reset	
			Unitholders	IDR Holders		
Minimum Quarterly Distribution	up to $ 0.375000		100.0%	0.0%	up to $ 0.6000	
First Target Distribution.....	above $ 0.375000	up to $ 0.431250	100.0%	0.0%	above $ 0.6000	up to $ 0.6900
Second Target Distribution ..	above $ 0.431250	up to $ 0.468750	85.0%	15.0%	above $ 0.6900	up to $ 0.7500
Third Target Distribution....	above $ 0.468750	up to $ 0.562500	75.0%	25.0%	above $ 0.7500	up to $ 0.9000
Thereafter	above $ 0.562500		50.0%	50.0%	above $ 0.9000	

(a) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(b) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(c) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,805,168 common units outstanding and the average distribution to each common unit would be $0.60 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

	Quarterly Distribution per Unit			Cash Distributions to Common Unitholders	Cash Distributions to IDR Holders	Total Distributions
Minimum Quarterly Distribution...........	up to $	0.375000		11,926,938	—	11,926,938
First Target Distribution...........	above $	0.375000 up to $	0.431250	1,789,041	—	1,789,041
Second Target Distribution...........	above $	0.431250 up to $	0.468750	1,192,694	210,475	1,403,169
Third Target Distribution...........	above $	0.468750 up to $	0.562500	2,981,735	993,912	3,975,646
Thereafter	above $	0.562500		1,192,694	1,192,694	2,385,388
				$19,083,101	$2,397,081	$21,480,181

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 35,800,302 common units outstanding and that the average distribution to each common unit would be $0.60. The number of common units issued as a result of the reset was calculated by dividing (x) $2,397,081 as the average of the amounts received by Noble in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $0.60.

| | Quarterly Distribution per Unit | Cash Distributions to Common Unitholders | Cash Distributions to Holder of IDRs after reset | | | Total Distributions |
			Common Units (1)	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution	up to $ 0.600000	$19,083,101	$2,397,081	$0	$2,397,081	21,480,181
First Target Distribution	above $ 0.600000 up to $ 0.690000	—	—	—	—	—
Second Target Distribution	above $ 0.690000 up to $ 0.750000	—	—	—	—	—
Third Target Distribution	above $ 0.750000 up to $ 0.900000	—	—	—	—	—
Thereafter	above $ 0.900000	—	—	—	—	—
		$19,083,101	$2,397,081	$0	$2,397,081	$21,480,181

(1) Represents distributions in respect of common units issued upon reset.

Noble will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, *provided* that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100% to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 100% to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit and any distributions of cash in connection with dissolution and liquidation is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for Noble to receive incentive distributions and for the subordinated units to convert

into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

- the minimum quarterly distribution;
- target distribution levels;
- the unrecovered initial unit price; and
- the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be split into two units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be

sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available to distribute to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our limited partners in the following manner:

- *first*, to our general partner to the extent of any negative balance in its capital account;
- *second*, 100% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:
  (1) the unrecovered initial unit price;
  (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and
  (3) any unpaid arrearages in payment of the minimum quarterly distribution;
- *third*, 100% to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:
  (1) the unrecovered initial unit price; and
  (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;
- *fourth*, 100% to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:
  (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; *less*
  (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 100% to the unitholders, pro rata, for each quarter of our existence;
- *fifth*, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until we allocate under this paragraph an amount per unit equal to:
  (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less
  (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the holders of our incentive distribution rights for each quarter of our existence;
- *sixth*, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until we allocate under this paragraph an amount per unit equal to:
  (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less
  (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the holders of our incentive distribution rights for each quarter of our existence; and
- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

The percentages set forth above are based on the assumption that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to the holders of our incentive distribution rights and unitholders in the following manner:

- *first*, 100% to the holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero;

- *second*, 100% to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

- *thereafter*, 100% to the general partner.

The percentages set forth above are based on the assumption that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holder of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners' capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holder of our incentive distribution rights based on their relative percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common units and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data for Noble Midstream for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2015 and 2014 and as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2015 and as of and for the six months ended June 30, 2016 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2016 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 assume the offering and the related transactions occurred as of January 1, 2015. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Our ownership of the percentages of the development companies that will operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 3,402,584 common units, 15,902,584 subordinated units and the incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 87,837	$ 2,086	$ 65,092	$ 29,063	$108,467	$ 65,092
Income from Investments	4,621	3,798	2,439	2,358	4,621	2,439
Total Revenues.	92,458	5,884	67,531	31,421	113,088	67,531
Costs and Expenses						
Direct Operating	16,933	8,538	12,573	7,670	27,449	12,573
Depreciation, Depletion and Amortization.	6,891	11,315	4,363	3,057	6,891	4,363
General and Administrative	2,771	6,734	4,823	1,511	7,336	4,823
Total Operating Expense	26,595	26,587	21,759	12,238	41,676	21,759
Operating Income (Loss).	65,863	(20,703)	45,772	19,183	71,412	45,772
Other Expense						
Interest Expense, Net of Amount Capitalized	4,595	3,566	645	2,471	700	350
Total Other Expense	4,595	3,566	645	2,471	700	350
Income (Loss) Before Income Taxes.	61,268	(24,269)	45,127	16,712	70,712	45,422
Income Tax Provision (Benefit).	23,226	(9,178)	17,182	6,218	—	—
Net Income (Loss) including non-controlling interests	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 70,712	$ 45,422
Net income attributable to non-controlling interests[1]	—	—	—	—	17,086	10,447
Net income attributable to Noble Midstream Partners LP	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 53,626	$ 39,975
Net income per limited partner unit (basic and diluted):						
Common units					1.69	1.10
Subordinated units					1.69	1.10
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$250,933	$195,513	$253,005			$253,005
Total Assets	305,318	216,512	293,367			295,667
Net Parent Investment/Partners' Capital.	263,539	213,673	250,119			282,742
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$ 69,394	$(12,534)	$ 47,009	$ 49,659		
Net Cash Used in Investing Activities.	(54,461)	(79,904)	(16,718)	(47,220)		
Net Cash Provided by Financing Activities	11,679	92,438	(41,445)	17,220		
Other Data						
Capital expenditures[2]	$ 53,259	$ 80,466	$ 17,120	46,297		
EBITDA[3]	72,754	(9,388)	50,135	22,240	$ 78,303	$ 50,135
EBITDA attributable to Noble Midstream Partners LP[3].					59,480	38,628

---

(1) Represents 20%, 75%, 0%, 95%, 75% and 75% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

(2) Represents additions to property, plant and equipment within the combined statement of cash flows.

(3) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

Non-GAAP Financial Measure

We define EBITDA as net income (loss) before income taxes, net interest expense, depreciation, depletion and amortization. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

- our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

- the ability of our assets to generate sufficient cash flow to make distributions to our partners;

- our ability to incur and service debt and fund capital expenditures; and

- the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to net income and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Reconciliation of Net Income (loss) to EBITDA and to Net Cash Provided by (Used in) Operating Activities:						
Net income (loss)	$38,042	$(15,091)	$27,945	$10,494	$70,712	$45,422
Income tax (benefit) provision.	23,226	(9,178)	17,182	6,218	—	—
Interest expense, net of amount capitalized. . . .	4,595	3,566	645	2,471	700	350
Depreciation, depletion and amortization	6,891	11,315	4,363	3,057	6,891	4,363
EBITDA	$72,754	$ (9,388)	$50,135	$22,240	$78,303	$50,135
Changes in operating assets and liabilities	1,254	0	6,806	29,935		
Change in Income Tax Payable.	(164)	0	(9,204)	0		
Interest expense, net of amount capitalized. . . .	(4,595)	(3,566)	(645)	(2,471)		
Stock based compensation and other	145	420	(83)	(45)		
Net Cash Provided by (Used in) Operating Activities	$69,394	$(12,534)	$47,009	$49,659		
Reconciliation of Net Income Attributable to Noble Midstream Partners LP to EBITDA Attributable to Noble Midstream Partners LP:						
Net income attributable to Noble Midstream Partners LP					$53,626	$34,975
Income tax (benefit) provision.					—	—
Interest expense					700	350
Depreciation					5,154	3,303
EBITDA attributable to Noble Midstream Partners LP					$59,480	$38,628
Reconciliation of Net Income Attributable to Non-controlling Interests to EBITDA Attributable to Non-controlling Interests:						
Net income attributable to non-controlling interests					$17,086	$10,447
Income tax (benefit) provision.					—	—
Interest expense					—	—
Depreciation					1,737	1,060
EBITDA attributable to non-controlling interests. . .					$18,823	$11,507

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of the predecessor of Noble Midstream Partners LP, or our Predecessor, in conjunction with the historical combined financial statements and notes of our Predecessor and the unaudited pro forma condensed financial statements for Noble Midstream Partners LP included elsewhere in this prospectus. Among other things, those historical, unaudited interim and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled "Risk Factors" and "Forward-Looking Statements" included elsewhere in this prospectus.

Overview

We are a growth-oriented Delaware master limited partnership formed by our sponsor, Noble, to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. We currently provide crude oil, natural gas, and water-related midstream services for Noble through long-term, fixed-fee contracts in the DJ Basin. Our operating areas of focus are in the DJ Basin in Colorado, one of the premier liquid hydrocarbon basins in the United States and in the Delaware Basin within the prolific Permian Basin in Texas.

Noble intends for us to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States. We have acreage dedications spanning approximately 300,000 acres in the DJ Basin (with over 265,000 dedicated acres from Noble and the balance from a third party) and approximately 40,000 acres in Reeves County in the Delaware Basin for which we are currently, or intend to, provide crude oil, natural gas, and water-related midstream services under long-term, fixed fee contracts. In addition to our existing operations and acreage dedications, Noble has granted us rights of first refusal, or ROFRs, on a combination of midstream assets retained, developed or acquired by Noble and services not already dedicated to us in the DJ Basin, Eagle Ford Shale in Texas and Delaware Basin, including approximately 85,000 additional acres in the DJ Basin, approximately 31,000 acres in Webb and Dimmit Counties in South Texas, including the Eagle Ford Shale, and approximately 40,000 acres in the Delaware Basin. Noble has also granted us a ROFR on certain future acquired acreage that is onshore in the United States outside of the Marcellus Shale. See "Business—Rights of First Refusal on Assets and Services."

The commercial agreements that we have in place are all fee-based and include dedications of production in the DJ Basin and the Delaware Basin, each with an initial term ending in either 2030 or 2032. See "Business—Our Acreage Dedication." These long-term, fee-based commercial agreements are intended to mitigate direct commodity price exposure and enhance the stability of our cash flows.

How We Generate Revenue

Our results are primarily driven by the volumes of crude oil that we gather, natural gas that we gather, fresh water that we deliver and store and saltwater that we collect, clean or dispose of, and the fees we charge per unit of throughput for our midstream services.

Our crude oil infrastructure assets consist of gathering pipelines and treating facilities, which collectively prepare crude oil for sale. Our natural gas gathering system that services the production from the Wells Ranch IDP collects wet gas from separator facilities located at or near the wellhead and delivers the wet gas to the Wells Ranch CGF or other delivery points within the IDP areas. At the tailgate of our natural gas gathering facilities or the Wells Ranch CGF, as applicable, we deliver the natural gas for further gathering and processing by third parties. Our saltwater gathering system gathers and processes liquids produced from operations in the DJ Basin

and consists of a combination of separation and storage facilities, and permanent pipelines, as well as pumping stations to transport saltwater to disposal facilities. Our fresh water systems provide services for both treated saltwater and raw fresh water, for example, that has been withdrawn from a river or ground water. Our crude oil treating facilities treat crude oil that is trucked to the facilities from horizontal and vertical wells throughout Noble's DJ Basin acreage to meet pipeline specifications.

We have entered into multiple fee-based commercial agreements with Noble, each with an initial term ending in either 2030 or 2032, utilizing our infrastructure assets or our planned infrastructure assets to provide an array of essential services critical to Noble's upstream operations in the DJ Basin and Delaware Basin. We have also entered into fee-based commercial agreements with a third party for fresh water services, produced water services and crude oil gathering, with expected services to commence in 2017. Our agreements include substantial acreage dedications. See "Business—Our Acreage Dedication."

Our investment in White Cliffs LLC is accounted for under the cost method of investment as we have virtually no influence over partnership operations and financial policies. On a monthly basis, White Cliffs LLC makes cash distributions to its members, including us. Under the cost method of accounting, we recognize these distributions as earnings to the extent there is net income, and record distributions in excess of our ratable share of earnings as return of investment.

We have indirect exposure to commodity price risk in that persistent low commodity prices may cause Noble or other customers to delay drilling or shut in production, which would reduce the volumes available for gathering and processing by our infrastructure assets. If either of our customers delays drilling or temporarily shuts in production due to persistently low commodity prices or for any other reason, we are not assured a certain amount of revenue as our commercial agreements do not contain minimum volume commitments. Please read "Risk Factors—Risks Related to Our Business—Because of the natural decline in production from existing wells, our success, in part, depends on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on Noble's levels of development and completion activity on our dedicated acreage" and "Risk Factors—Risks Related to Our Business—Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flows, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders."

Under each of our commercial agreements, the volumetric fees we charge are automatically increased each calendar year by 2.5%. In addition, each year we will propose a redetermination of the fees charged under our various systems on an annual basis, taking into account, among other things, expected capital expenditures necessary to provide our services under the applicable development plan. However, if we and Noble (or any other customer) are unable to agree on a fee redetermination (other than the automatic annual adjustment), the prior fee will remain in effect, which in effect allows our customers to unilaterally exercise control over the decision of whether to change the fee.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) throughput volumes; (ii) EBITDA; (iii) distributable cash flow; (iv) capital expenditures and (v) operating expenses.

Throughput Volumes

The amount of revenue we generate primarily depends on the volumes of crude oil, natural gas and water for which we provide midstream services and the number of wells for which our crude oil treating facilities are available. These volumes are affected primarily by changes in the supply of and demand for crude oil, natural gas and NGLs in the markets served directly or indirectly by our assets, such as the continued low-price commodity environment that began in the fourth quarter of 2014. Our customers' willingness to engage in new drilling is

determined by a number of factors, the most important of which are the prevailing and projected prices of crude oil, natural gas, the cost to drill and operate a well, expected well performance, the availability and cost of capital and environmental and government regulations. We generally expect the level of drilling to positively correlate with long-term trends in commodity prices. Similarly, production levels nationally and regionally generally tend to positively correlate with drilling activity.

In order to meet our contractual obligations under our commercial agreements in respect of new wells drilled on our dedicated acreage, we will be required to incur capital expenditures to extend our infrastructure assets and facilities to the new wells drilled. We estimate that total expansion capital expenditures for the twelve months ending September 30, 2017 will be $165.5 million ($103.5 million net to our ownership interests in our development companies, which we expect to fund with borrowings under our new revolving credit facility). Noble will be responsible for its proportionate share of the total capital expenditures associated with the ongoing build-out of the midstream systems owned by our development companies. See "Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Capital Expenditures."

Noble and a third party customer have dedicated acreage to us based on the services we provide. As of January 1, 2015, Noble has dedicated to us the right to provide certain midstream services, pursuant to multiple commercial agreements carrying initial terms ending in 2030, subject to preexisting dedications or rights of first refusal, on approximately 300,000 net acres in the Wells Ranch IDP, East Pony IDP, Mustang IDP, Greeley Crescent IDP, Bronco IDP. Noble has dedicated to us the right to provide crude oil gathering and produced water-related services beginning in 2017 and 2018 pursuant to three commercial agreements carrying initial terms ending in 2032, subject to preexisting dedications or rights of first refusal, on approximately 40,000 net acres in the Delaware Basin. Our commercial agreements with Noble provide that, in addition to our existing dedicated acreage, any future acreage that is acquired by Noble in these areas, and that is not subject to a pre-existing third-party commitment, will be included in the dedication to us for midstream services, including gathering and treating. Based on Noble's dedication to us and previously granted dedications, we anticipate providing crude oil and water-related midstream services on any wells that Noble elects to drill in the Wells Ranch IDP, East Pony IDP, Mustang IDP, Greeley Crescent IDP, Bronco IDP and Delaware Basin, as well as certain natural gas gathering services on any wells drilled in the Wells Ranch IDP and Mustang IDP. The number of wells Noble may drill, and timing with respect to these wells, will depend on numerous factors (some of which are beyond their control and all of which are beyond our control), including commodity prices, weather, government regulation, geologic interpretation and the economic environment.

Because the production rate of a well declines over time, we must continually obtain new supplies of crude oil, natural gas and saltwater to maintain or increase the throughput volumes on our midstream systems. Because fresh water services are largely dependent on well completion, our ability to provide fresh water services is contingent on our customers drilling and completing new wells. Our ability to maintain or increase existing throughput volumes and obtain new supplies of crude oil, natural gas and saltwater are impacted by:

- successful drilling activity by our customers on our dedicated acreage and our ability to fund the capital costs required to connect our infrastructure assets to new wells;

- our ability to utilize the remaining uncommitted capacity on, or add additional capacity to, our infrastructure assets;

- the level of work-overs and re-completions of wells on existing pad sites to which our infrastructure assets are connected;

- our ability to increase throughput volumes on our infrastructure assets by making outlet connections to existing or new third-party pipelines or other facilities, primarily driven by the anticipated supply of and demand for crude oil, natural gas and water;

- our ability to identify and execute organic expansion projects to capture incremental volumes from Noble and third parties;

- our ability to compete for volumes from successful new wells in the areas in which we operate outside of our dedicated acreage; and

- our ability to gather natural gas, gather and treat crude oil and provide water services with respect to hydrocarbons produced on acreage that has been released from commitments with our competitors.

We actively monitor producer activity in the areas served by our infrastructure assets to pursue new supply opportunities.

EBITDA

We define EBITDA as net income (loss) before income taxes, net interest expense, depreciation and amortization. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

- our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

- the ability of our assets to generate sufficient cash flow to make distributions to our partners;

- our ability to incur and service debt and fund capital expenditures; and

- the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, our EBITDA may not be comparable to similarly titled measures of other companies.

For a discussion of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to its most comparable measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measure."

Distributable Cash Flow

Although we have not quantified distributable cash flow on a historical basis, after the completion of this offering, we intend to use distributable cash flow, which we define as EBITDA less net cash interest paid and estimated maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances.

We believe that the presentation of distributable cash flow in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to distributable cash flow are net income and net cash provided by operating activities. Distributable cash flow should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income or net cash provided by operating activities, and these measures may vary from those of other companies. As a result, our distributable cash flow may not be comparable to similarly titled measures of other companies.

Operating Expense; General and Administrative Expense

Operating Expense

We seek to maximize the profitability of our operations in part by minimizing, to the extent appropriate, expenses directly tied to operating our assets. Direct labor costs, ad valorem taxes, repair and non-capitalized

maintenance costs, integrity management costs, utilities and contract services comprise the most significant portion of our operations and maintenance expense. Many of these expenses remain relatively stable across broad ranges of throughput volumes, but a portion of these expenses can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our operating expenditures on our midstream systems by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

General and Administrative Expense

In January 2015, Noble began charging us a fixed fee for overhead and support services. Prior to institution of these fees, our Predecessor's general and administrative expense included an allocation of charges for the management and operation of our assets by Noble for general and administrative services, such as information technology, treasury, accounting, human resources and legal services and other financial and administrative services. Following the completion of this offering, Noble will charge us a combination of direct and allocated charges for general and administrative services.

We anticipate incurring approximately $6.7 million of incremental general and administrative expenses attributable to being a publicly traded partnership, which includes expenses associated with annual, quarterly and current reporting with the SEC; tax return and Schedule K-1 preparation and distribution; Sarbanes-Oxley compliance; listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; transfer agent and registrar fees; incremental salary and benefits costs of seconded employees; outside director fees; and insurance expenses. These incremental general and administrative expenses and the variable component of the general and administrative costs that we anticipate incurring under the operational services and secondment agreement and the omnibus agreement, are not reflected in our historical or our pro forma financial statements. Our future general and administrative expense will also include compensation expense associated with the Noble Midstream Partners LP 2016 Long-Term Incentive Plan.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our Predecessor's historical results of operations for the reasons described below:

Ownership of Our Assets

Our Predecessor's historical results of operations include all of the results of operations of Noble's midstream business in the DJ Basin on a 100% basis, which includes distributions in respect of our membership interest in White Cliffs LLC, 100% of the results of our operating assets and dedications, as well as 100% of the results of certain ancillary midstream assets that Noble will retain after the completion of this offering. In connection with the completion of this offering, Noble will contribute to us an 80% controlling interest in the Colorado River DevCo LP, which owns our operating assets other than our interests in White Cliffs LLC, a 3.33% ownership interest in White Cliffs LLC, and operating interests ranging from 5% to 100% in our dedications. Consequently, our results of operations after the completion of this offering will reflect less than 100% of the results of our operating assets and dedications.

Revenues

There are differences between the sources of our Predecessor's revenues prior to January 1, 2015 and the sources of our Predecessor's revenues beginning January 1, 2015. The revenues in our Predecessor's historical combined financial statements for the year ended December 31, 2014 relate to the crude oil treating facilities and distributions received from White Cliffs LLC. Our remaining infrastructure assets were part of the integrated operations of Noble for which documented intercompany arrangements did not exist. Effective January 1, 2015, we generate revenues under fee-based arrangements with Noble. Additionally, we amended our commercial agreements with Noble, effective October 1, 2015, which changed some of the rates we charge for our services, and also began providing water life-cycle management functions for which we invoice Noble at cost plus a

markup. We further amended our commercial agreements with Noble and entered into a new agreement with a third party customer in the spring and summer of 2016. Following the closing of this offering, we will earn revenues under our long-term commercial agreements with Noble and will receive separate fixed fees for the midstream services that we provide. This unaffiliated third party customer is anticipated to contribute to our revenue by the third quarter of 2017.

Depreciation Expense

As of January 1, 2015 depreciation related to our assets placed in service is calculated using the straight-line method. Historically, Noble has operated midstream assets in support of its U.S. onshore upstream business as a cost center within the United States reportable segment. Due to the change in the intended use of these assets, Noble changed the method of depreciation from units-of-production to the straight-line method for future accounting periods. Depreciation will be calculated on a straight-line basis from the first quarter of 2015, the period of change, and in prospective periods, with no cumulative adjustment for prior periods.

General and Administrative Expenses

Our Predecessor's general and administrative expenses include expenses related to contracts with Noble beginning in January 2015, and amended in January of 2016, increasing the fixed fee portion to closely match the omnibus agreement we anticipate at the closing of this offering. For periods prior to 2015, general and administrative expenses include allocations for certain functions historically performed by Noble, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based primarily on direct usage when identifiable or capital expenditures or other relevant allocation drivers during the respective periods. Following the closing of this offering, we will reimburse Noble under our operational services and secondment agreement for the costs of operational employees, including those who work on construction and design, and their management that have been seconded to us, our general partner or our subsidiaries in support of our operations. In addition, Noble will charge us a flat annual fee under our omnibus agreement for certain general and administrative services, such as treasury, accounting and in-house legal services, that Noble will continue to provide to us and we will reimburse Noble for direct out-of-pocket, third-party costs incurred by Noble in providing general and administrative services for our exclusive benefit. We expect to directly incur certain general and administrative expenses. For more information about the fees we will pay to Noble under our operational services and secondment agreement and omnibus agreement and the services covered by those fees, please read "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions." The general and administrative costs and expenses that we will incur directly or that are covered by the amounts that we will pay to Noble include an expected $6.7 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership that are not reflected in our Predecessor's historical combined financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed operations. Historically, our Predecessor's operations were financed as part of Noble's integrated operations and, other than interest under our Predecessor's affiliate loan facilities with Noble, Noble allocated interest expense to our Predecessor for financing its operations.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Following the completion of this offering, we intend to have no debt and an available borrowing capacity of $350 million under a new revolving credit facility, which can be increased by an additional $350 million at our option in certain circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

Income Taxes

Our Predecessor was part of the integrated operations of Noble. As such, our Predecessor was part of Noble's consolidated corporate tax return in all state and federal tax jurisdictions in which Noble and our Predecessor had operations. Following the completion of this offering, we expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Income taxes have been calculated on a separate return basis as if the Predecessor were a stand-alone entity. Unlike the Partnership, however, the Predecessor is included in the Noble U.S. consolidated federal income tax return and U.S. state income tax returns on a combined basis with Noble, as required.


Other Factors Impacting Our Business


We expect our business to continue to be affected by the following key factors. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply and Demand for Crude Oil and Natural Gas

We currently generate substantially all of our revenues under fee-based agreements with Noble. We expect these contracts to promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas, or water that we handle and do not engage in the trading of crude oil or natural gas. However, commodity price fluctuations indirectly influence our activities and results of operations over the long term, since they can affect production rates and investments by Noble and third parties in the development of new crude oil and natural gas reserves. However, mechanisms under our commercial agreements minimize our exposure to activity reductions. In particular, the fee recalculation mechanisms under the agreements allow fees to be adjusted annually to provide cash flow stability if both parties agree to the adjustment. Generally, drilling and production activity will increase as crude oil and natural gas prices increase. The throughput volumes at our assets depend primarily on the volumes of crude oil and natural gas produced by Noble in the DJ Basin and, with respect to fresh water, the number of wells drilled and completed, which, in turn, is ultimately dependent on Noble's margins. Noble's margins depend on many factors, including the price of crude oil and natural gas and operational costs. These prices are volatile and influenced by numerous factors beyond our or Noble's control, including the domestic and global supply of and demand for crude oil and natural gas. The commodities trading markets, as well as other supply and demand factors, may also influence the selling prices of crude oil and natural gas. Furthermore, our ability to execute our growth strategy in the DJ Basin will depend on crude oil and natural gas production in that area, which is also affected by the supply of and demand for crude oil and natural gas.

Regulatory Compliance

The regulation of crude oil and natural gas gathering and transportation and water services activities by federal and state regulatory agencies has a significant impact on our business. See "Business—Regulation of Operations." Our operations are also impacted by new regulations, which have increased the time that it takes to obtain required permits.

Additionally, increased regulation of crude oil and natural gas producers in our areas of operation, including regulation associated with hydraulic fracturing, could reduce regional supply of crude oil, natural gas and water and therefore throughput on our infrastructure assets. For more information see "Business—Regulation of Operations."

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

	Year Ended December 31,		Increase / (Decrease) from Prior Year
	2015	2014	
($ in thousands)			
Revenues			
Midstream Services—Related Party	$87,837	$ 2,086	4,111%
Income from Investments	4,621	3,798	22%
Total Revenues	92,458	5,884	1,471%
Costs and Expenses			
Direct Operating	16,933	8,538	98%
Depreciation, Depletion and Amortization	6,891	11,315	(39)%
General and Administrative	2,771	6,734	(59)%
Total Operating Expenses	26,595	26,587	(—)%
Operating Income (Loss)	65,863	(20,703)	
Other Expense			
Interest, Net of Amount Capitalized	4,595	3,566	29%
Total Other Expense	4,595	3,566	29%
Income (Loss) Before Income Taxes	61,268	(24,269)	
Income Tax Expense (Benefit)	23,226	(9,178)	
Net Income (Loss)	$38,042	$(15,091)	

Revenue. Revenue from midstream operations was approximately $87.8 million for the year ended December 31, 2015 as compared to $2.1 million for the year ended December 31, 2014. Effective January 1, 2015, we entered into multiple commercial agreements with Noble, for which we receive a volumetric fee for the midstream services we provide. Revenues for the year ended December 31, 2014 were solely from our crude oil treating facilities. Our remaining midstream infrastructure was part of the integrated operations of Noble and documented intercompany arrangements did not exist prior to January 1, 2015.

Income from Investments. Our investment in White Cliffs LLC is accounted for under the cost method of investment as we have virtually no influence over partnership operations and financial policies. The increase in income from investments is primarily due to an increase in the distributions from White Cliffs LLC for the year ended December 31, 2015 as compared with the year ended December 31, 2014.

Direct Operating Expense. Operating expense is comprised of direct labor costs, ad valorem and property taxes, repair and non-capitalized maintenance costs, integrity management costs, utilities and contract services. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. Total operating expense was approximately $16.9 million for the year ended December 31, 2015 compared to $8.5 million for the year ended December 31, 2014. The $8.4 million increase in operating expense was primarily related to natural gas gathering, crude oil gathering and fresh water delivery due to the expansion of our infrastructure at Wells Ranch CGF, Wells Ranch gathering system and East Pony IDP crude oil gathering system during 2015.

Depreciation, Depletion and Amortization. Depreciation, Depletion and Amortization expense decreased $4.3 million to $6.9 million for the year ended December 31, 2015 compared to $11.3 million for the year ended December 31, 2014, primarily as a result of a change in depreciation method. Beginning in January 2015, Noble

elected to begin operating the midstream business as if it were a stand-alone business. Historically, Noble has operated the midstream assets in support of the U.S. onshore upstream business as a cost center within the United States reportable segment. Due to the change in the intended use of these assets, Noble changed the method of depreciation from units-of-production to the straight-line method for future accounting periods.

General and Administrative Expense. General and administrative expense is primarily a flat fee charged by Noble beginning in January of 2015. Prior to initiating this fee general and administrative expense was comprised of allocated monthly charges for the management and operation of our assets and certain expenses by Noble including general corporate services, such as information technology, treasury, accounting, human resources, legal services and other financial and administrative services. These expenses were charged or allocated to us based on the nature of the expenses and our Predecessor's direct usage when identifiable or capital expenditures. Total general and administrative expense was $2.8 million for the year ended December 31, 2015 compared to $6.7 million for the year ended December 31, 2014. The decrease was primarily due to our entry into a fixed overhead services agreement with Noble.

Results of Operations

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

($ in thousands)	Six Months Ended June 30,		Increase / (Decrease) from Prior Year
	2016	2015	
Revenues			
Midstream Services—Related Party	$65,092	$29,063	124%
Income from Investments	2,439	2,358	3%
Total Revenues	67,531	31,421	115%
Costs and Expenses			
Direct Operating	12,573	7,670	64%
Depreciation, Depletion and Amortization	4,363	3,057	43%
General and Administrative	4,823	1,511	219%
Total Operating Expenses	21,759	12,238	78%
Operating Income (Loss)	45,772	19,183	
Other Expense			
Interest, Net of Amount Capitalized	645	2,471	74%
Total Other Expense	645	2,471	74%
Income (Loss) Before Income Taxes	45,127	16,712	
Income Tax Expense (Benefit)	17,182	6,218	
Net Income (Loss)	$27,945	$10,494	

Revenue. Revenue from midstream services increased by $36.0 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, due to the following:

- Increase of $11.3 million in crude oil gathering services. The increase is driven by increased throughput volumes in our Wells Ranch IDP gathering system, and the East Pony IDP gathering system, which was placed into service at the end of the first quarter of 2015. Additionally, we amended our revenue agreements in the third quarter of 2015, which increased the crude oil gathering rate;

- Increase of $10.9 million due to increased fresh water delivery to the Wells Ranch IDP and initiated fresh water delivery to the Mustang IDP during the first quarter of 2016;

- Increase of $9.4 million due to increased throughput volumes in our Wells Ranch IDP natural gas gathering and produced water gathering systems; and

- Increase of $6.0 million related to water logistic services, crude oil treating and electricity pass-through, which we commenced services in the fourth quarter of 2015. Water logistics is comprised of water transfer and disposal;

partially offset by:

- Decrease of $1.6 million in fresh water delivery to the East Pony IDP due to timing of well completion activity by Noble.

Income from Investments. The increase in income from investments is due to an increase in the distributions from White Cliffs LLC for the six months ended June 30, 2016 as compared with the six months ended June 30, 2015. Our investment in White Cliffs LLC is accounted for under the cost method of investment, for which we recognize revenue to the extent we receive distributions up to our pro-rata share of net income for the period.

Direct Operating Expense Direct Operating expense increased $4.9 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to:

- Increase of $5.2 million in fresh water delivery and water logistics;

- Increase of $0.8 million in oil gathering in East Pony IDP;

partially offset by:

- Decrease of $1.1 million in oil treating due to a decrease in barrels treated in our oil treating facilities.

Depreciation, Depletion and Amortization. Depreciation and Amortization expense increased $1.3 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The increase is primarily due to an increase in assets placed in service due to the expansion of the Wells Ranch CGF, commissioning the East Pony IDP crude oil gathering system and expansion of the Wells Ranch gathering system at the end of the third quarter of 2015 and throughout the first half of 2016.

General and Administrative Expense. General and administrative expense increased $3.3 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The increase is primarily due to an increase in the fixed overhead services agreement with Noble, effective January 2016.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our sources of liquidity were based on cash flow from operations and funding from Noble. During the year ended December 31, 2015, we entered into commercial agreements with Noble, whereby Noble began paying a monthly fee based on throughput volumes flowing through our infrastructure. Our Predecessor's historical financial statements do not include cash or cash equivalents with respect to periods prior to the time we entered into these commercial agreements. In connection with this offering, our cash management system will be administered by Noble on our general partner's behalf under our omnibus agreement.

We do not have any commitment from Noble or our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures.

We intend to pay a minimum quarterly distribution of $0.3750 per unit per quarter, which equates to an aggregate distribution of approximately $11.9 million per quarter, or approximately $47.7 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

In connection with the completion of this offering, we intend to enter into a new $350 million revolving credit facility, with a five year maturity. The new revolving credit facility will include a letter of credit sublimit of up to $100 million for issuances of letters of credit. We expect the borrowing capacity on our revolving credit facility may be increased by an additional $350 million subject to certain conditions including compliance with the covenants contained in our credit agreement and requisite commitments from existing or new lenders. Our new revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures.

The borrower under the new revolving credit facility will be Noble Midstream Services, LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by the Partnership and all wholly-owned material subsidiaries of the Partnership. The guarantees may be released in the future upon the occurrence of certain events including the Partnership or the borrower receiving an investment grade debt rating or the Partnership maintaining a four-quarter consolidated EBITDA in excess of $250 million for four consecutive quarters.

Borrowings under our revolving credit facility will bear interest at a rate equal to an applicable margin plus, at our option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the prime rate, (2) the greater of the Federal funds rate or the overnight bank funding rate, plus 0.5% and (3) the LIBOR for an interest period of one month plus 1.00% or (b) in the case of LIBOR borrowings, the offered rate per annum for deposits of dollars for the applicable interest period. LIBOR and the applicable margin will be defined in the credit agreement that evidences our new revolving credit facility. We expect the unused portion of the revolving credit facility will be subject to a commitment fee.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, include the closing of this offering. The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to the borrower, the Partnership and their respective subsidiaries. We expect these to include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, transactions with affiliates, merging or consolidating with another company and the making of restricted payments. We expect that the new revolving credit facility will contain specific provisions limiting the borrower and the Partnership from engaging in certain business activities and events of default relating to certain changes in control, including Noble ceasing to own and control 51% of the voting interests of our general partner. We expect that dividends and distributions from the borrower and the Partnership will be permitted so long as (1) no event of default exists on the date of the declaration of such divided or distribution or would result from such declaration; (2) the Partnership is in pro-forma compliance with its consolidated leverage ratio under the new credit facility on the date of such declaration; and (3) such dividend or distribution is made within 60 days of such declaration.

In addition, we expect that the new revolving credit facility will require the Partnership to comply with certain financial covenants including (1) a consolidated leverage ratio as of the end of each fiscal quarter (a) prior to the date that consolidated EBITDA for four fiscal quarters exceeds $135 million, of less than or equal to 4.00

to 1.00, except following certain acquisitions the consolidated leverage ratio shall be less than or equal to 4.50 to 1.00 and (b) on or after the date that consolidated EBITDA for four fiscal quarters exceeds $135 million, of less than or equal to 5.00 to 1.00, except following certain acquisitions the consolidated leverage ratio shall be less than or equal to 5.50 to 1.00 and (2) a consolidated interest coverage ratio of not less than 3.00 to 1.00 as of the end of each fiscal quarter.

Cash Flows

Net cash provided by operating activities, investing activities and financing activities for the years ended 2015 and 2014 and the six months ended June 30, 2016 and 2015 were as follows:

	Year Ended December 31,		Six Months Ended June 30, 2016	
	2015	**2014**	**2016**	**2015**
($ in thousands)				
Net cash provided by (used in) operating activities:......	$ 69,394	$(12,534)	$ 47,009	$ 49,659
Net cash used in investing activities	$(54,461)	$(79,904)	$(16,718)	$(47,220)
Net cash provided by (used in) financing activities:......	$ 11,679	$ 92,438	$(41,445)	$ 17,220

For the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities increased by $81.9 million during the year ended December 31, 2014. The increase was primarily due to an increase in net income due to our entry into revenue agreements in January of 2015, an increase in accounts payable and offset, in part, by an increase in accounts receivable.

Cash used in investing activities decreased $25.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. Capital spending was higher in 2014 primarily due to crude oil gathering infrastructure in the East Pony IDP area and the expansion of the Wells Ranch CGF, which was placed in service in early 2015.

Cash provided by financing activities decreased due to a reduction of capital expansion investment by Noble.

For the six months ended June 30, 2016 as compared to the six months ended June 30, 2015:

Net cash provided by operating activities decreased by $2.7 million during the six months ended June 30, 2016 compared to the six months ended June 30, 2015. The decrease was primarily due to:

- Decrease of $38.0 million due to accounts payable activity;

partially offset by:

- Increase of $17.5 million in net income driven primarily by increased Midstream Services revenues;

- Increase of $9.0 million related to an increase in current income taxes payable;

- Increase of $6.7 million related to a decrease in accounts receivable; and

- Increase of $1.8 million in deferred taxes payable.

Cash used in investing activities decreased $30.5 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. Capital spending was higher in 2015 primarily due to construction of crude oil gathering infrastructure in the East Pony IDP and the expansion of the Wells Ranch CGF, which were placed into service at the end of the first quarter of 2015.

Cash provided by financing activities decreased primarily due to distributions to Noble of $21.5 million and $21.0 million during the first and second quarters of 2016, respectively, and a lessened need for Noble funding due to our ability to fund from operations.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities. Our partnership agreement will require that we categorize our capital expenditures as either:

- *Maintenance capital expenditures*, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity and/or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering throughput as maintenance capital expenditures to the extent such capital expenditures are necessary to maintain, over the long term, our operating capacity, operating income or revenue; or

- *Expansion capital expenditures*, which are cash expenditures to acquire additional interests in our midstream assets and construct new midstream infrastructure and those expenditures incurred to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the acquisition of additional interests in our midstream assets and the construction, development or acquisition of additional gathering pipelines central gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

For the year ended December 31, 2015, the total capital expenditures of our Predecessor were $62.1 million on a 100% basis, of which $50.9 million were related to gathering assets, and $11.3 million were related to freshwater delivery systems. The gathering asset expenditures were primarily associated with the construction of the East Pony crude oil gathering system and expansion of the Wells Ranch CGF. Historically, we did not make a distinction between maintenance and expansion capital expenditures. We have estimated, however, that approximately $5.9 million of these capital expenditures constituted maintenance capital expenditures.

For the year ended December 31, 2014, the total capital expenditures of our Predecessor were $79.2 million on a 100% basis, of which $65.0 million was related to gathering assets and $14.2 million was related to freshwater delivery assets. The gathering asset expenditures were primarily associated with the construction of the Wells Ranch CGF, Wells Ranch gathering system and East Pony crude oil gathering system. Historically, we did not make a distinction between maintenance and expansion capital expenditures. We have estimated, however, that approximately $4.3 million of these capital expenditures constituted maintenance capital expenditures.

For the six months ended June 30, 2016, the total capital expenditures of our Predecessor were $5.1 million on a 100% basis, of which $4.9 million were related to gathering assets, and $0.2 million were related to freshwater delivery systems. The gathering asset expenditures were primarily associated with the construction of the East Pony crude oil gathering system and expansion of the Wells Ranch CGF. Historically, we did not make a distinction between maintenance and expansion capital expenditures. We have estimated, however, that approximately $4.6 million of these capital expenditures constituted maintenance capital expenditures.

For the six months ended June 30, 2015, the total capital expenditures of our Predecessor were $41.8 million on a 100% basis, of which $26.4 million were related to gathering assets, and $15.4 million were related to freshwater delivery systems. The gathering asset expenditures were primarily associated with the construction of the East Pony crude oil gathering system and expansion of the Wells Ranch CGF. Historically, we did not make a

distinction between maintenance and expansion capital expenditures. We have estimated, however, that approximately $2.2 million of these capital expenditures constituted maintenance capital expenditures.

We estimate that total capital expenditures attributable to our development companies for the twelve months ending September 30, 2017 will be $57.8 million ($41.5 million net to our ownership interests in our development companies). We estimate that expansion capital expenditures for the twelve months ending September 30, 2017 will be $48.9 million ($35.2 million net to our ownership interests in our development companies), primarily relating to gathering pipeline expansions, including new well pad connections, and expansion or construction of additional centralized gathering facilities. We estimate that maintenance capital expenditures will be $8.9 million ($6.3 million net to our ownership interests in our development companies) for the twelve months ending September 30, 2017. Please read "Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Capital Expenditures."

We anticipate that we will continue to make significant expansion capital expenditures in the future. Consequently, our ability to develop and maintain sources of funds to meet our capital requirements is critical to our ability to meet our growth objectives. We expect that our future expansion capital expenditures will be funded by borrowings under our new revolving credit facility and the issuance of debt and equity securities.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management's most difficult, subjective or complex judgments, and the amount of assets and liabilities as of the date of the combined financial statements. The revenue and expenses for a period could differ significantly due to changes in these judgments or assumptions. We have evaluated the accounting policies used in the preparation of the accompanying combined financial statements of our Predecessor and related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to property and equipment and asset retirement obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our Predecessor's financial statements.

We are an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act, or JOBS Act. The JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to take advantage of this exemption and, therefore, plan to adopt new or revised accounting standards at the time those standards apply to public companies.

Investments

We account for our investment in partnerships using either the cost method or the equity method. We use the equity method of accounting for investments when we have the ability to exercise significant influence. We define significant influence as the ability to participate as a member of a board of directors or management and/or participate in policy-making processes.

We use the cost method of accounting for investments when we have virtually no ability to influence financial and operating policies.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost upon acquisition. Expenditures which extend the useful lives of existing property, plant and equipment are capitalized.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized as gain or loss. There were no retirements or disposals during the periods presented.

Prior to 2015, certain assets were accounted for under the successful efforts method of accounting within Noble's integrated operations. Under this method, costs to acquire mineral interests in crude oil and natural gas properties, drill and equip exploratory wells that find proved reserves, and drill and equip development wells are capitalized. Capitalized costs of producing crude oil and natural gas properties, along with support equipment and facilities, are amortized to expense by the unit-of-production method based on proved crude oil, natural gas and NGL reserves on a field-by-field basis, as estimated by Noble's qualified petroleum engineers. Noble's policy is to use quarter-end reserves and add back current period production to compute quarterly depreciation, depletion and amortization expense. Costs of certain gathering facilities serving a number of properties are depreciated using the straight-line method over the useful lives of the assets ranging from three to thirty years. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated depreciation, depletion and amortization is eliminated from the accounts and the resulting gain or loss is recognized. Repairs and maintenance are expensed as incurred.

Depreciation and Amortization

Depreciation and amortization expense totaled $6.9 million for year ended December 31, 2015, and $11.3 million for the year ended December 31, 2014. Depreciation and amortization expense totaled $4.4 million and $3.1 million for the six months ended June 30, 2016, and 2015, respectively. The determination of estimated useful lives is a significant element in arriving at the results of operations. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated. Additional information concerning long-lived assets and related depreciation and amortization appears in Note 4 of the combined audited financial statements of our Predecessor and Note 3 of the condensed combined financial statements appearing elsewhere in this prospectus.

Asset Retirement Obligations

Our asset retirement obligations (ARO) consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our infrastructure assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred, when we have an existing legal obligation associated with the retirement of our infrastructure assets and the obligation can reasonably be estimated. The associated asset retirement cost is capitalized as part of the carrying cost of the infrastructure asset. The recognition of an ARO requires that management make numerous estimates, assumptions and judgments regarding such factors as: the existence of a legal obligation for an ARO; estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. In periods subsequent to initial measurement of the ARO, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Revisions also result in increases or decreases in the carrying cost of the asset. Increases in the ARO liability due to passage of time impact net income as accretion expense. The related capitalized cost, including revisions thereto, is charged to expense through depreciation and amortization. Asset retirement obligations totaled $3.6 million and $2.8 million at December 31, 2015 and 2014, respectively. Asset retirement obligations totaled $4.9 million at June 30, 2016.

Contractual Obligations

The following table details the future projected payments associated with our contractual obligations as of December 31, 2015.

	Payments Due by Year				
	2016	2017-2018	2019-2020	2021 and Thereafter	Total
($ in thousands)					
Asset Retirement Obligations	$ —	$ —	$ —	$3,612	$3,612
Surface Lease Obligations (1)..................	$ 52	$ 104	$ 104	$ 613	$ 873
Total	$ 52	$ 104	$ 104	$4,225	$4,485

_____

(1)   Surface lease obligations represent annual payments to landowners under three surface leases.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk

We currently generate most of our revenues pursuant to fee-based commercial agreements under which we are paid based on the volumes of crude oil, natural gas and water that we gather and handle, rather than the underlying value of the commodity. Consequently, our existing operations and cash flows have little direct exposure to commodity price risk. Although we intend to enter into similar fee-based gathering agreements with new customers in the future, our efforts to negotiate such terms may not be successful.

We may acquire or develop additional midstream assets in a manner that increases our exposure to commodity price risk. Future exposure to the volatility of crude oil, natural gas and NGL prices could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders.

Interest Rate Risk

In connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $62.9 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $0.6 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Seasonality

Demand for crude oil and natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, certain crude oil and natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. These seasonal anomalies can increase demand for crude oil and natural gas during the summer and winter months and decrease demand for crude oil and natural gas during the spring and fall months. With respect to our completed midstream systems, we do not expect seasonal conditions to have a material impact on our throughput volumes. Severe or prolonged winters may, however, impact our ability to complete additional well connections or construction projects, which may impact the rate of our growth. In addition, severe winter weather may also impact or slow the ability of Noble to execute its drilling and development plan.

INDUSTRY OVERVIEW

General

We provide, or have contracted to provide, crude oil, natural gas, and water-related midstream services for Noble and our third party customer. The market we serve, which begins at the source of production and extends through the gathering, processing and treating of hydrocarbons delivering them to takeaway pipelines, is a major component of what is commonly referred to as the "midstream" market.

Crude Oil Midstream Industry

General

The crude oil midstream industry provides the link between the exploration and production of crude oil from the wellhead and the delivery of crude oil to storage facilities, crude oil pipelines and refineries. Companies generate revenues at various links within the midstream value chain by gathering, treating, transporting, storing or marketing crude oil. Our crude oil midstream operations currently focus on the gathering, treating and storage of crude oil. The following diagram illustrates the various components of the midstream value chain:



Production
Gathering
Transportation and Storage
Refining
Truck Transportation Oil and Water
Pipeline
Treatment and Separation
Pipeline
Rail Car
Storage/Terminaling
Barge
Tanker
Our Current Operations

Midstream Services

The services we provide are generally classified into the categories described below.

Gathering. Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of small-diameter pipelines that are connected directly to the well site or central receipt points delivering into large-diameter trunk lines. Pipeline transportation is generally the lowest cost option for transporting crude oil. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area. To the extent there are not enough volumes to justify construction of or connection to a pipeline system, trucking crude oil from a well site to nearby collection points can also be a competitor to crude oil gathering pipeline systems, but is typically not the lowest cost option for transporting crude oil from a producer's perspective.

Treating. Crude oil treating assets process crude oil to remove basic sediment and water contained in crude oil after production. Crude oil delivery points, including crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries, often have specific requirements for the amount of sediment and water that can be contained in any crude oil delivered to them. If crude oil does not meet their requirements after being gathered, crude oil treating facilities reduce the sediment and water content to acceptable levels. Crude oil is delivered to treating facilities by truck, where the basic sediment and water content of the crude oil is analyzed to determine if a truckload requires treatment prior to delivery into downstream delivery points.

Natural Gas Midstream Industry

General

The natural gas midstream industry provides the link between the exploration and production of natural gas from the wellhead and the delivery of natural gas and its by-products to industrial, commercial and residential end-users. Companies generate revenues at various links within the midstream value chain by gathering, compressing, processing, treating, fractionating, transporting, storing or marketing natural gas and NGLs. Our natural gas midstream operations currently focus on the gathering of natural gas. The following diagram illustrates the various components of the midstream value chain:



Wellhead
Gathering
Dry Natural Gas
Natural Gas Transportation
Natural Gas Local Distribution Company
Natural Gas Pipeline Interconnects
Natural Gas End Users
Natural Gas Storage
Wet Natural Gas
Dry Natural Gas
Processing and Treating
Mixed NGL
Fractionation
NGL Transportation
NGL End Users
Our Current Operations

Midstream Services

The services we provide are generally classified into the categories described below.

Gathering. At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads, pad sites or other receipt points in the production area. These gathering systems transport natural gas from the wellhead and other receipt points either to compressor stations, treating and processing plants (if the natural gas is wet) or directly to intrastate or interstate pipelines (if the natural gas is dry).

Gathering systems are typically designed to be highly flexible to provide different levels of service (such as higher or lower pressure) and scalable to allow for additional production and well connections without significant incremental capital expenditures. Gathering systems are operated at pressures that both meet the contractual service requirements and maximize the total throughput from all connected wells. Competition in the natural gas gathering industry is typically regional and based on proximity to natural gas producers, as well as access to

119

viable treating and processing plants or intrastate and interstate pipelines. Overall demand for gathering services in a particular area is generally driven by natural gas producer activity in the area.

Water Services Industry

Fresh Water Distribution and Storage. Fresh water, when used in the hydraulic fracturing process, is integral to the completion of wells for production. Hydraulic fracturing is a well stimulation process that utilizes large volumes of fresh water and sand (or another proppant) combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock and release hydrocarbons. Fresh water refers to water that has been treated and also to water that has been withdrawn from a river or ground water. Although some larger producers have (or have begun construction of) fresh water systems, many other producers still rely on third-party providers for distribution services. Providers range from independent, dedicated trucking providers to consolidated service companies that provide a full range of oilfield services, including fresh water distribution.

Saltwater Gathering and Transportation. Saltwater accounts for the largest waste stream volume associated with crude oil and natural gas production. Producers often seek to outsource saltwater handling and disposal to third parties in order to preserve capital and engineering time for drilling. Flowback from the hydraulic fracturing process creates additional water volumes that must be disposed of by producers. In the DJ Basin, wells with longer lateral lengths, increased hydraulic fracturing stages and downspacing of well locations have contributed to increased flowback volumes.

Market Fundamentals

According to the U.S. Energy Information Administration, or the EIA, both total energy supply and demand are projected to grow in coming decades. Population is one key determinant of energy consumption through its influence on demand for travel, housing, consumer goods and services. The EIA anticipates the total U.S. population will increase by 18% from 2015 to 2040. The EIA forecasts U.S. energy consumption to increase 11% over the same period. A review of other supply and demand elements follows.

Crude Oil Consumption

Crude oil is a significant component of energy consumption in the United States. According to the EIA, liquid petroleum consumption accounted for approximately 36% of all energy used in the United States in 2015. Global petroleum liquids consumption is expected to grow 30% from 94 million barrels a day in 2015 to 122 million barrels per day by 2040. The following charts illustrate expected growth in petroleum and other liquids consumption.

Global Petroleum Liquids Consumption: 2015-2040



Source: EIA, Annual Energy Outlook 2016 (June 2016).

Forecasts published by the EIA anticipate continued growth in the long-term global demand for crude oil. These forecasts are supported by various factors, including: (i) continued global population growth, which has a significant influence on long-term growth in crude oil demand; (ii) GDP growth for both OECD and non-OECD countries; (iii) increased transportation activity, offset by increased vehicle fuel economy; (iv) increased industrial activity; and (v) the emergence of low-cost tight crude oil shale developments.

Crude Oil Production

Onshore Unconventional Production

Unconventional basins in the United States and Canada are rapidly changing the crude oil market dynamics in North America. The growth in crude oil production across North America is being driven by new technologies, such as horizontal drilling and hydraulic fracturing, which are unlocking vast quantities of crude oil and natural gas reserves. According to the EIA, North American onshore production grew at an annual rate of approximately 20% from 2010 to 2013 and is expected to grow at an annual rate of approximately 18% from 2010 to 2015. From 2010 to 2015, tight oil production grew at an annual rate of approximately 43% and is expected to grow at an annual rate of approximately 1% from 2015 to 2020.

The chart below depicts the estimated increase in North American onshore crude oil production through 2020.

U.S. Lower 48 Onshore Crude Production: 2010-2020



Source: EIA, Annual Energy Outlook 2016 (June 2016).
* Compound Annual Growth Rate

Crude Oil Prices

Average annual U.S. crude oil prices have decreased significantly since late 2014 as a result of the availability of abundant domestic resources and the application of improved production technologies. Over the past two years, growth in U.S. crude oil production, along with the late-2014 drop in global crude oil prices, has altered the economics of the crude oil market. Nonetheless, the EIA projects that the average WTI crude oil spot price will increase through 2040, as growing demand leads to the development of more costly resources.

WTI Spot Crude Oil Price ($ per Bbl)

Source: EIA, Annual Energy Outlook 2016 (June 2016).

The EIA's projection of crude oil prices depends on many factors, including macroeconomic growth rates, changes in worldwide demand for petroleum products, crude oil production, and supplies of other liquid fuels. After 2018, growth in demand from non-OECD countries pushes the WTI price to $129/bbl in 2040 (in 2015 dollars). The increase in crude oil prices supports growth in domestic crude oil production.

Natural Gas Consumption

Natural gas is a significant component of energy consumption in the United States. According to the EIA, natural gas consumption accounted for approximately 29% of all energy used in the United States in 2015. Natural gas consumption is expected to grow 25% from 28.3 quadrillion BTU in 2015 to 35.4 quadrillion BTU by 2040. The following charts illustrate expected energy consumption by fuel source in 2040 as compared to 2015.

Forecasts published by the EIA anticipate continued growth in the long-term domestic demand for natural gas. These forecasts are supported by various factors, including (i) expectations of continued growth in the U.S. gross domestic product, which has a significant influence on long-term growth in natural gas demand; (ii) an increased likelihood that regulatory and legislative initiatives regarding domestic carbon policy will drive greater demand for cleaner burning fuels such as natural gas; (iii) increased acceptance of the view that natural gas is a clean and abundant domestic fuel source that can lead to greater energy independence of the United States by reducing its dependence on imported petroleum; (iv) the emergence of low-cost natural gas shale developments; and (v) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas fired generation is a logical back-up power supply source.

The majority of fuel switching is occurring in electric power generation where coal-fired plants are being replaced with cleaner burning fuel sources. However, as a result of more rapid increases in generation from natural gas and renewable fuels, coal's share of the total U.S. generation mix is projected to fall from 33% to 18% from 2015 to 2040. Over the same period, the share of U.S. generation from natural gas is projected to increase from 33% in 2015 to 38% in 2040.

U.S. Electricity Generation by Fuel Source: 1990-2040



Source: EIA, Annual Energy Outlook 2016 (June 2016).

In addition to increasing domestic consumption, domestic natural gas consumers will also compete for supply with foreign natural gas consumers. According to the EIA, the United States is expected to become an overall net exporter of natural gas in 2018. This shift from being a net importer of natural gas to a net exporter of

natural gas is driven by the increased use of LNG in markets outside of North America, U.S. natural gas exports to Mexico, strong domestic production, and relatively low U.S. natural gas prices in comparison with other global markets. The following chart illustrates the trend of overall domestic natural gas net imports shifting to net exports by 2018.

U.S. Net Imports of Natural Gas: 2005-2040



Source: EIA, Annual Energy Outlook 2016 (June 2016).

Natural Gas Production

In response to increased domestic energy consumption, total domestic energy production is projected to grow significantly over the next 25 years. The EIA estimates that total U.S. energy production will increase by 29%, from 87.3 to 112.2 quadrillion Btu, and natural gas production will increase by 55%, from 28.0 to 43.4 quadrillion Btu, between 2015 and 2040. The chart below shows the total production for fuel sources through 2040.

Energy Production by Domestic Fuel Source: 2015-2040



Source: EIA, Annual Energy Outlook 2016 (June 2016).

124

Domestic natural gas consumption today is satisfied primarily by production from conventional and unconventional onshore and offshore production in the lower 48 states, and is supplemented by production from historically declining pipeline imports from Canada, imports of LNG from foreign sources and some Alaska production. In order to maintain current levels of U.S. natural gas supply and to meet the projected increase in demand, new sources of domestic natural gas must continue to be developed to offset natural depletion associated with existing production.

Over the past several years, a fundamental shift in production has emerged with the contribution of natural gas from shale increasing from 8.1% of total U.S. natural gas gross withdrawals in 2007 to 43.9% in 2014. According to the EIA, during the four-year period from 2009 through 2015, domestic natural gas marketed production increased by 5.1% per annum, largely due to continued development of shale resources. The emergence of shale plays has resulted primarily from advances in horizontal drilling and hydraulic fracturing technologies, which have allowed producers to extract significant volumes of natural gas from these plays at cost-advantaged per unit economics versus most conventional plays.

As the depletion of conventional onshore and offshore resources continues, natural gas from unconventional resource plays is forecasted to fill the void and continue to gain market share from higher-cost sources of natural gas. As shown in the graphic below, natural gas production from the major shale formations is forecast to provide the majority of the growth in domestically produced natural gas supply, increasing to approximately 69% in 2040 as compared with 50% in 2015. The increase in natural gas production from 2015 to 2040 results primarily from continued exploration and development of shale gas resources. Shale gas is the largest contributor to production growth, while production from tight sands, coalbed methane deposits and offshore waters remains relatively stable.

U.S. Natural Gas Production by Source: 2015-2040



Source: EIA, Annual Energy Outlook 2016 (June 2016).

The abundance of natural gas shale production as well as the divergence between U.S. domestic and international prices for natural gas has caused a renewed interest in exporting domestic natural gas through LNG export terminals. While these projects take many years to develop, some domestic producers and foreign consumers view them as attractive opportunities to improve their respective economics and provide for an alternative source of demand for natural gas.

Natural Gas Prices

Average annual U.S. natural gas prices have remained relatively low over the past several years as a result of the availability of abundant domestic resources and the application of improved production technologies. Nonetheless, the EIA projects that growth in demand for natural gas, largely from the electric power and industrial sectors, exports to Mexico and demand for liquefied natural gas exports, will result in upward pressure on prices through 2040.

Henry Hub Spot Natural Gas Price ($ per million BTU)



Source: EIA, Annual Energy Outlook 2016 (June 2016).

The EIA's projection of natural gas prices depends on many factors, including macroeconomic growth rates and expected rates of resource recovery from natural gas wells. Higher rates of economic growth are expected to lead to increased consumption of natural gas, primarily in response to their effects on housing starts, commercial floor space and industrial output. Furthermore, the rate of resource recovery from crude oil and natural gas wells is expected to have a direct impact on the cost per unit of production and, in turn, prices.

The development of shale gas resources are expected to spur growth in natural gas production, with producers seeing higher prices as a result of growing demand, especially from both the industrial and electricity generation sectors. Growing LNG exports also support higher natural gas prices in the projection period. U.S. pipeline exports of natural gas—most flowing south to Mexico—have grown substantially since 2010 and are projected to continue increasing through 2040. According to the EIA, the United States will become a net exporter of natural gas in 2018, driven by LNG exports, increased pipeline exports to Mexico and reduced imports from Canada.

Overview of the DJ Basin

General

Since the implementation of horizontal drilling technology, the DJ Basin has become recognized as a premier U.S. liquids resource play. As Noble's largest onshore field by proved reserves, average daily production and wells drilled, the DJ Basin was a key driver of Noble's increase in production and cash flows through 2015.

The DJ Basin is a structural basin located in eastern Colorado, southeastern Wyoming, western Kansas, and the Nebraska Panhandle and covers an area of more than 42,000 square miles. The basin has a long history of crude oil and natural gas exploration and production, predominantly from an area described as the Wattenberg field. According to the EIA, the Wattenberg Field is the fourth largest producing crude oil field and ninth largest producing natural gas field in the United States by 2013 estimated production. While historically a natural gas-focused field, the Wattenberg is also known for its high liquids content, evidenced by the significant growth in crude oil production from the Niobrara and Codell shale formations. The Niobrara Shale formation is situated in portions of Colorado, Wyoming, Nebraska, and Kansas as shown below.

DJ Basin



Source: EIA.

The DJ Basin has experienced a significant ramp in activity since 2012. As depicted below, monthly crude oil and natural gas production in Weld County, Colorado, increased 186% from January 2012 through April 2016.

Historical Weld County Monthly Crude Oil & Natural Gas Production: January 2012—April 2016

Source: Colorado Oil & Gas Conservation Commission.

History

The history of crude oil and natural gas production in the DJ Basin dates back to the first discovery that occurred in 1865 at the Florence Field. The first commercial discovery was made in 1901 at the Boulder Field with production coming from the Codell sandstone. Later, in 1919, the Beecher Island Field began producing natural gas from the Niobrara Chalk. Other large DJ Basin discoveries include the Wellington Field, discovered in 1923, and the Greasewood Field, discovered in 1930. In 1970, the Wattenberg Field was discovered with production coming from the Muddy/J Sandstone.

Geology

The Niobrara formation is uniformly present across the entire DJ Basin with an average depth of approximately 7,200 feet in the core Wattenberg Field. The formation consists of chalky benches created from skeletal debris of planktonic organisms deposited in a shallow marine environment. The Niobrara A, B and C benches serve as a source rock that generates crude oil and natural gas. Including the Codell formation, which is located just below the Niobrara benches, the crude oil and natural gas saturated interval ranges from 300 to 350 feet thick. The Niobrara's shale and chalk intervals are characterized by high density porosity of 10% to 14% and low permeability. The formation has a high storage capacity for hydrocarbons and requires multiple wells per section to adequately drain the recoverable crude oil and natural gas, leading operators to test tighter well spacing. The Codell formation is considered to be a part of the same petroleum system as the Niobrara and has an average depth of approximately 7,300 feet.

Overview of the Permian Basin

General

The Permian Basin consists of mature, legacy onshore oil and liquids-rich natural gas reservoirs that span approximately 86,000 square miles in West Texas and New Mexico. It is comprised of three main sub-areas, the Delaware Basin, the Central Basin Platform, and the Midland Basin. Operators in the Permian Basin have produced more than 29 billion barrels of oil and 75 trillion cubic feet of natural gas over the past 90 years, and the Permian Basin is estimated to contain recoverable oil and natural gas reserves exceeding that which has already been produced.

Despite declining production from legacy wells, oil production in the Permian Basin has increased from 850,000 barrels per day in 2007 to over two million barrels per day in March 2016, which was approximately 22% of the total oil produced onshore in the continental United States. According to the EIA, the increase is largely attributable to increasing production from six low-permeability formations, including the Spraberry, Wolfcamp, Bone Spring, Glorieta, Yeso and Delaware formations, with Spraberry, Wolfcamp and Bone Spring accounting for approximately three-quarters of the production increase. According to the Baker Hughes, there were 160 rigs operating in the Permian Basin as of July 15, 2016, accounting for 38% of the total rigs operating onshore in the United States.

Permian Basin



Source: EIA

Delaware Basin

The Delaware Basin is a stacked play prospect, where wells can produce oil and natural gas from several layers of rock in different geological zones. The primary prospective zones for production are located within the Bone Springs and Wolfcamp formations, often referred to as the WolfBone play. Well results in the Delaware are driven primarily by the over-pressured nature of the Bone Spring and Wolfcamp reservoirs, which enhances the deliverability of horizontal wells.

The Southern Delaware Basin has experienced a significant ramp in activity since 2012. As depicted below, monthly crude oil and natural gas production in Reeves County, Texas increased 512% from January 2012 through April 2016.

Historical Reeves County Monthly Crude Oil & Natural Gas Production: January 2012—April 2016



Source: Railroad Commission of Texas.

History

The Permian Basin of west Texas and southeast New Mexico has produced oil for over 90 years and is still one of the largest petroleum-producing basins in the United States. The first commercial oil wells in the Permian Basin were completed in the early 1920s. Notable fields discovered in the mid-1920s include the World field in Crockett County, the McCamey field in Upton and Crane counties, and the Yates oilfield in Pecos County.

In the 1970s, Permian oil production reached 2 million barrels per day before declining to 850,000 barrels per day in 2007. Over the past 10 years, the Permian has seen resurgence in activity with the advent of horizontal drilling and hydraulic fracturing techniques that allow oil and natural gas to be extracted from the complex geological structures of the Permian.

Delaware Basin Geology

The Bone Spring formation is Leonardian in age and is divided into the 1st, 2nd, and 3rd Bone Spring, each containing a package of carbonate followed by a package of sand. The combined 1st and 2nd Bone Spring are similar thickness (approximately 1,800 feet to 2,000 feet) in central Reeves County, TX and Lea County, NM. The 3rd Bone Spring is considerably thinner at approximately 250 feet in Central Reeves County as opposed to over 700 feet in the New Mexico area. Above the 1st Bone Spring carbonate, there are the upper and lower Avalon shales as well as the Avalon carbonate that splits the two shales. The Avalon carbonate is interbedded with dark and carbonaceous shale siltstones that act as a permeability barrier to vertical flow. Sand strata in the Bone Spring formation were deposited as submarine fan systems. The carbonates are composed of dark and dense carbonaceous wackestone and mudstone that establish an important source rock. The sand intervals of the Bone Spring are composed of dark, thinly bedded, calcareous shales and siltstones. The entire Bone Spring and Avalon formations average in thickness from 2,500 feet to 3,500 feet. The thickest region of the formation occurs in the eastern portion of the Delaware Basin before it transitions into the Central Basin Platform.

The Wolfcamp formation is present throughout the entire Permian Basin. The Wolfcamp formation in the Delaware Basin is a heterogenetic resource of hydrocarbons. The lithology of the Delaware Wolfcamp is characterized by interbedded shale and limestone. The Wolfcamp formation in the northwestern section of the Delaware Basin is composed of light colored dolostones. In contrast, the rest of the basin's Wolfcampian strata are dark colored lime packstones, wackestones, and mudstones. The Delaware Wolfcamp has an average thickness of 2,000 feet but can locally exceed 6,000 feet in the western portion of the basin while the top of the Wolfcamp in the Delaware Basin lies on an average depth ranging from 10,000 to 12,000 feet.

BUSINESS

Overview

We are a growth-oriented Delaware master limited partnership formed by our sponsor, Noble, to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. We currently provide crude oil, natural gas, and water-related midstream services for Noble in the DJ Basin through long-term, fixed-fee contracts. Our areas of focus are in the DJ Basin, one of the premier liquid hydrocarbon basins in the United States, and in the Delaware Basin within the prolific Permian Basin in Texas.

Noble intends for us to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States. We have acreage dedications spanning approximately 300,000 acres in the DJ Basin (with over 265,000 dedicated acres from Noble and the balance from a third party) and approximately 40,000 acres in Reeves County in the Delaware Basin for which we are currently, or intend to, provide crude oil, natural gas, and water-related midstream services under long-term, fixed fee contracts. In addition to our existing operations and acreage dedications, Noble has granted us rights of first refusal, or ROFRs, on a combination of midstream assets retained, developed or acquired by Noble and services not already dedicated to us in the DJ Basin, Eagle Ford Shale in Texas and Delaware Basin, including approximately 85,000 additional acres in the DJ Basin, approximately 31,000 acres in Webb and Dimmit Counties in South Texas, including the Eagle Ford Shale, and approximately 40,000 acres in the Delaware Basin. Noble has also granted us a ROFR on certain future acquired acreage that is onshore in the United States outside of the Marcellus Shale. See "—Rights of First Refusal on Assets and Services."

We believe we are well positioned to (i) develop our infrastructure in a manner and on a timeline that will allow us to handle increasing volumes that we anticipate will result from Noble's drilling programs on these dedicated properties, and (ii) attract third-party customers in the DJ Basin, Delaware Basin and future areas of operation as we continue to expand our existing and build out new midstream systems and facilities. During the second quarter of 2016, we secured our first third party customer in the DJ Basin with an approximately 33,000 net acre dedication for crude oil gathering and water services through a series of long-term, fee-based commercial arrangements with services expected to commence in the third quarter of 2017. We intend to continue to seek similar commercial arrangements with others by leveraging our existing midstream footprint. We anticipate that our strategically located midstream infrastructure assets, as well as our relationship with Noble, will continue to position us as a leading midstream service provider.

The commercial agreements that we have in place are all fee-based and include dedications of production in the DJ Basin and the Delaware Basin, each with an initial term ending in either 2030 or 2032. See "—Our Acreage Dedication." These long-term, fee-based commercial agreements are intended to mitigate direct commodity price exposure and enhance the stability of our cash flows.

DJ Basin Overview

Noble is our primary customer and one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble commenced horizontal drilling in the DJ Basin in 2010 in order to increase recoveries of liquid-rich hydrocarbons. This shift to a horizontal drilling program has created an opportunity for more efficient gathering of crude oil, natural gas, NGLs and water, which is the core of our business. Noble continues to refine a number of drilling and completion techniques to increase efficiencies and ultimate recovery while enhancing the overall value of its DJ Basin position. Noble accelerated its extended reach lateral well program to approximately 62% of wells drilled in the first half of 2016. In the six months ended June 30, 2016, the majority of Noble's wells in the DJ Basin were completed using enhanced slickwater completion techniques, requiring increased volumes of

fresh water to be delivered to the drill site, further strengthening Noble's demand for our water services. During the half ended June 30, 2016, Noble spud 50 horizontal wells, of which 31 were extended reach lateral wells, and 61 wells initiated production. Since January 2010, Noble has spud over 1,100 horizontal wells, covering over five million lateral feet.

The table below shows Noble's DJ Basin drilling activities for the periods presented.

	Year Ended December 31,			Year to Date
	2013	2014	2015	June 30, 2016
Number of horizontal wells spud	285	303	171	50
Approximate average lateral feet per horizontal well	4,400	5,600	6,200	7,700

The graph below shows Noble's net DJ Basin production and drilling activity from January 1, 2010 through June 30, 2016, and demonstrates the impact that the horizontal drilling program has had on Noble's DJ Basin production. A number of factors impact Noble's production and drilling activity, including the number of drilling rigs that Noble operates on its acreage. See "Risk Factors—Risks Related to Our Business."



Our midstream operations in the DJ Basin were established in order to service Noble's growing production associated with its horizontal drilling program. Since our Predecessor's operations began in October 2013, Noble's overall horizontal production in the DJ Basin has grown from an average of 64 net Mboe/d for the three months ended December 31, 2013 to 92 net Mboe/d for the six months ended June 30, 2016, an increase of 43%, which represents a compound annual growth rate of approximately 16% over the time period.

In the areas of the DJ Basin where Noble is focused and where we have infrastructure, Noble's combined volumes associated with its horizontal drilling program averaged nearly 61 net MBoe/d in the six months ended June 30, 2016, up 29% compared to the six months ended June 30, 2015. We provide crude oil and natural gas gathering services with respect to the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d in the six months ended June 30, 2016, up 67% compared to the six months ended June 30, 2015. For the third quarter of 2016, we expect our gathered volumes to average approximately 63.5 MBoe/d. For the six months ended June 30, 2016, our gathered volumes represented approximately 51% of Noble's DJ Basin gross horizontal production, up from approximately 30% for the six months ended June 30, 2015. Our acreage dedications from Noble along with our commercial agreements and

operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin.

The graph below shows Noble's gross horizontal production in the DJ Basin from January 1, 2010 through June 30, 2016, along with our gathered volumes since our Predecessor's operations initiated in the fourth quarter of 2013. Noble's crude oil and natural gas volumes produced prior to the fourth quarter of 2013 were not connected to our assets; as Noble continues to develop its acreage in the DJ Basin and legacy production continues to decline, we anticipate that we will continue to service an increasing percentage of Noble's volumes in the DJ Basin.



NBLX Gathered Volumes and NBL DJ Basin Gross Hz. Production[1]

NBLX Gathered Volumes as % of NBL Gross Hz. Production	Q4-13	Q2-14	Q4-14	Q2-15	Q4-15	Q2-16
	20%	24%	30%	36%	49%	52%

1. NBL gross volumes assume 78% NBL net royalty interest.

Texas Overview

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin for crude oil and produced water services. Noble has already demonstrated improvements in well performance in the year since acquiring this acreage with the application of its unconventional completion expertise. We are working with Noble in the Delaware Basin to implement a centralized facility concept and to apply the expertise and knowledge refined over the last several years in the DJ Basin to the Delaware Basin. The infrastructure will support crude oil and produced water related services which is expected to generate revenue in the Delaware Basin by the second quarter of 2017 and coincides with the expiration or termination of existing water dedications.

The Delaware Basin has significantly evolved over the last several years with multi-bench development, completion improvements and longer laterals, transforming it into one of the most commercial basins in the US. These advancements supported economic development through the recent price cycle. For example, the Southern Delaware Basin has experienced a significant growth in activity since 2012, with monthly crude oil and natural gas production in Reeves County, Texas increasing 512% from January 2012 through April 2016 according to the Railroad Commission of Texas. As producers continue to refine horizontal drilling techniques, the Delaware Basin is expected to experience further growth with additional improvements in completion design and development optimization.

Our Assets, ROFRs and ROFOs

Through our development companies, we operate and own interests in crude oil gathering pipelines, crude oil treating facilities, natural gas gathering pipelines, a centralized gathering facility, or CGF and future assets currently under development. In the DJ Basin, we also provide Noble with water-related services that are critical to Noble's upstream operations, including the storage and distribution of fresh water for use in drilling and completion operations and collecting, cleaning and disposing of flowback and produced water, which we refer to collectively as saltwater, through our interests in pipelines and facilities (or under contracts with third parties).

The majority of our existing facilities are located in two areas of Weld County, Colorado, that we refer to as the Wells Ranch integrated development plan area, or Wells Ranch IDP, and the East Pony integrated development plan area, or East Pony IDP. In the DJ Basin, Noble operates through integrated development plans, or IDP areas, through a comprehensive design for well pad facilities that support horizontal drilling allowing us to efficiently gather production and provide other related midstream services to these areas with reduced truck traffic, emissions and overall surface footprint. Each IDP area consists of a large block of Noble's contiguous acreage, allowing us to build and operate midstream infrastructure that we believe is more efficient in terms of capital invested per mile of pipe and service provided.

In addition to our assets in the Wells Ranch IDP and East Pony IDP, we have dedications with respect to development that is expected to occur in the future from Noble and a third party, a ROFR from Noble on certain assets and services and a right of first offer, or ROFO, from Noble with respect to its retained interests in the development companies through which we conduct our midstream services. We believe that our assets and the ROFR and ROFO agreements granted to us by Noble will continue to position us as a leading midstream service provider.

Our Assets

Substantially all of our current cash flows are generated by our assets owned by the Colorado River DevCo LP in which we own an initial 80% controlling interest. We expect these assets to be key contributors to our growth as Noble continues to increase its production in the DJ Basin through the execution of its horizontal drilling plan.

The majority of the assets owned by Colorado River DevCo LP consist of gathering systems in the Wells Ranch IDP that collect crude oil, natural gas and saltwater from facilities located at or near the wellhead and provide gathering to the Wells Ranch CGF or other delivery points within the IDP area. At the Wells Ranch CGF, we provide certain integral services, including separation, treatment, cleaning and storage of the incoming liquid stream into pipeline-quality crude oil and saltwater suitable for disposal operations. At the tailgate of the Wells Ranch CGF, we deliver the hydrocarbons to a third party for additional transportation, gathering and processing and we collect and clean the saltwater and prepare it for treating and disposal. We expect these systems and others that we may develop will continue to provide us and Noble many benefits, including increased capital and operating efficiencies. Our assets servicing the Wells Ranch IDP include:

- approximately 35 miles of liquids pipelines that carry both crude oil and saltwater to the Wells Ranch CGF, which has storage capacity for up to 96,000 Bbls of crude oil and 32,000 Bbls of saltwater as of June 30, 2016, and these liquids pipelines had, during the six months ended June 30, 2016:

  o average daily throughput of approximately 25,000 Bbl/d of crude oil (increased 68% from 14,900 Bbl/d during the first half of 2015); and

  o average daily throughput of approximately 9,800 Bbl/d of saltwater (increased 206% from 3,200 Bbl/d during the first half of 2015);

- approximately 40 miles of natural gas gathering pipelines servicing the Wells Ranch IDP, which had average daily throughput of approximately 91,200 Mcf/d during the six months ended June 30, 2016 (increased 38% from 65,900 Mcf/d during the first half of 2015);

- approximately 20 miles of fresh water pipelines servicing the Wells Ranch IDP that delivered an average of approximately 33,500 Bbl/d of fresh water during the six months ended June 30, 2016 (increased 661% from 4,400 Bbl/d during the first half of 2015) and storage capacity of approximately 500,000 Bbls of fresh water as of June 30, 2016.

In addition to our assets servicing the Wells Ranch IDP, the Colorado River DevCo LP owns the following assets:

- approximately 25 miles of crude oil gathering pipelines servicing the East Pony IDP, which came online in March 2015 and which had average daily throughput of approximately 20,400 Bbl/d of crude oil during the six months ended June 30, 2016; and

- the Briggsdale and Platteville crude oil treating facilities, which have an annual operating capacity of 2,740,000 Bbls and 1,825,000 Bbls, respectively.

The remainder of our assets are held by five development companies in which we own initial controlling interests in the percentages as set forth in the parentheticals below. We believe this tiered ownership structure will allow us to maintain flexibility to adjust to Noble's development decisions. The following are descriptions of our five development companies:

- Green River DevCo LP (25%) has assets located in the Mustang IDP, consisting of a fresh water storage pond with a storage capacity of approximately 230,000 Bbls of water, rights-of-way and surface rights on which we are constructing additional components of the fresh water system and on which we plan to construct crude oil, natural gas and additional water infrastructure in order to provide services under our dedications. We anticipate the first centralized facility servicing the Mustang IDP and the related gathering infrastructure to be in operation by the end of 2017.

- Blanco River DevCo LP (25%) has dedications from Noble for crude oil gathering and produced water services in the Delaware Basin. Construction of the crude oil and produced water infrastructure required to support Noble's planned development in the Delaware Basin will begin in 2016. We anticipate the gathering system and initial facility to be in operation during the second quarter of 2017.

- Laramie River DevCo LP (100%) has dedications from Noble and a third party for crude oil gathering and water services in the Greeley Crescent IDP. We are in the process of obtaining rights of way and procuring long lead items for a third party crude oil trunk line running from central Greeley Crescent to multiple downstream outlets near Platteville, CO, which will service third party dedicated acreage as well as potential Noble production on its remaining acreage within this IDP area in the future. Construction of this infrastructure will begin in 2016, and we anticipate the gathering systems to be in operation by mid-2017.

- San Juan River DevCo LP (25%) has assets in the East Pony IDP, which consist of rights-of-way, surface rights and fresh water systems consisting of approximately 10 miles of fresh water pipelines and a storage capacity of approximately 550,000 Bbls of fresh water as of June 30, 2016 and a dedication from Noble for all water services in the East Pony IDP. We currently provide produced water services through third party transportation providers and saltwater disposal facilities, and may provide additional produced water services in the future.

- Gunnison River DevCo LP (5%) has assets in the Bronco IDP, which consist of dedications from Noble for crude oil gathering and water services.

We also own a 3.33% ownership interest in White Cliffs Pipeline, L.L.C., or White Cliffs LLC, which entitles us to distributions based on our pro rata share of monthly net cash flow generated by the operation of the White Cliffs Pipeline. The White Cliffs Pipeline system consists of two 527-mile crude oil pipelines that extend from the DJ Basin to the Cushing, Oklahoma market that had a capacity of approximately 215,000 Bbl/d of crude oil as of June 30, 2016. See "—Our Assets, ROFRs and ROFO—Our Assets."

The following table provides a summary of our assets, services and dedicated net acreage (as of June 30, 2016, unless otherwise indicated) along with our ownership of these assets as of the closing of this offering.

DevCo	Areas Served	NBLX Dedicated Service	Current Status of Asset	Dedicated Net Acreage	NBLX Ownership
Colorado River DevCo LP	• Wells Ranch IDP	• Crude Oil Gathering • Natural Gas Gathering • Water Services	• Operational	• 79,000[4]	80%
	• East Pony IDP	• Crude Oil Gathering	• Operational	• 44,000	
	• All Noble DJ Basin Acreage	• Crude Oil Treating	• Operational	• N/A[1]	
Green River DevCo LP	Mustang IDP[2]	• Crude Oil Gathering • Natural Gas Gathering • Water Services	• Under Construction • Under Construction • Partially Operational	75,000	25%
Blanco River DevCo	Delaware Basin	• Crude Oil Gathering • Produced Water Services	Planning	40,000[5]	25%
Laramie River DevCo LP	Greeley Crescent IDP[3]	• Crude Oil Gathering • Water Services	Under Construction	65,000[3]	100%
San Juan River DevCo LP	East Pony IDP[6]	• Water Services	Operational	44,000	25%
Gunnison River DevCo LP	Bronco IDP[2]	• Crude Oil Gathering • Water Services	Future Development	36,000[4]	5%

(1) The fee for crude oil treating services is not acreage based. We receive a monthly fee for each Noble-operated well producing in paying quantities in the DJ Basin that is not connected to our crude oil gathering systems during each month, which was 4,480 wells as of June 30, 2016.

(2) We currently have limited midstream infrastructure assets in the Mustang IDP and no midstream infrastructure assets in the Bronco IDP. Our assets in these IDP areas currently consist primarily of dedications to us from Noble for future production in these IDP areas. In the Mustang IDP, we also own one fresh water storage pond and certain rights-of-way and surface rights. See "Business—Our Assets, ROFRs and ROFO." We anticipate the first centralized facility servicing the Mustang IDP and related gathering infrastructure to be in service by the end of 2017.

(3) Our assets in this IDP area currently consist of dedications to us from Noble and an unaffiliated third party. See "Business—Our Assets, ROFRs and ROFO." On May 3, 2016, Noble announced a sale of approximately 33,000 net acres to such third party, which acreage is in the Greeley Crescent IDP. On June 14, 2016, the first closing in respect of such sale closed pursuant to which the non-producing acreage was conveyed out of Noble and the second closing is expected to occur in the future. As a result of the first closing and the acreage that Noble retained, all of the acreage in the Greeley Crescent IDP remains subject to the dedications in favor of us for crude oil gathering, produced water services and fresh water services.

(4) On June 15, 2016, Noble entered into an acreage swap pursuant to which Noble will increase its holdings in the Wells Ranch IDP by approximately 11,700 net acres in exchange for reducing its interest in the Bronco IDP by approximately 13,500 net acres. Upon completion, all of the outbound acreage in the Bronco IDP was released from the prior dedications to us, and the inbound acreage in the Wells Ranch IDP became dedicated to us. After giving effect to this acreage swap, the dedication in the Wells Ranch IDP is approximately 79,000 net acres and our dedication in the Bronco IDP is approximately 36,000 net acres.

(5) Includes acreage currently dedicated to other providers for produced water services and committed to us upon expiration of existing dedications. The majority of these dedications will expire or are expected to be terminated by Noble by the time our planned infrastructure is operational in 2017.

(6) We currently provide produced water services through third party transportation providers and saltwater disposal facilities, and may provide additional produced water services in the future.

Rights of First Refusal

Noble has granted us a ROFR on the right to provide midstream services on certain acreage described below and on the right to acquire certain midstream assets. The following describes how these ROFRs are applicable in our primary geographic areas:

- ***East Pony Natural Gas Gathering and Northern Colorado Natural Gas Processing.*** The services ROFR gives us the right to provide natural gas processing and natural gas gathering services on approximately 44,000 net acres located in East Pony IDP in the event Noble elects to obtain such services from a third party. Today, Noble provides these services for itself, using the assets described below. Noble has granted us a ROFR on the right to buy these assets in the event Noble elects to sell them:

  - Approximately 233 miles of natural gas gathering pipelines, which had average daily throughput of approximately 36,600 Mcf/d during the six months ended June 30, 2016 (increased 11% from 33,000 Mcf/d during the first half of 2015).

  - Two natural gas processing plants, Lilli and Keota, with combined existing processing capacity of 48,000 Mcf/d. Keota is permitted for an 15,000 Mcf/d expansion to handle approximately 45,000 Mcf/d (bringing total combined processing capacity to 63,000 Mcf/d). Daily processing volumes for Lilli and Keota combined averaged approximately 33,200 Mcf/d during the six months ended June 30, 2016 (increased 85% from 18,000 Mcf/d during the first half of 2015).

- ***Eagle Ford Shale.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in Dimmit and Webb Counties in the event Noble elects to offer these services to a third party. In addition, in the event that Noble elects to sell to a third party the crude oil, natural gas and water gathering systems that currently service Noble's operated acreage in the Eagle Ford, the ROFR gives us the right to purchase these assets that had an average daily throughput of approximately 12.2 MBbl/d of crude oil, 239.3 MMcf/d of natural gas and 4.2 MBbl/d of water, respectively, during the six months ended June 30, 2016.

- ***DJ Basin.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 85,000 net acres the DJ Basin that are not already dedicated to us, and with respect to the acreage already under dedications for certain services, the right to provide the other midstream services in our areas of specialty, if they become available.

- ***Delaware Basin.*** The services ROFR gives us the right to provide natural gas gathering, natural gas processing and fresh water services on the same acreage that is dedicated to us for crude oil and produced water gathering, which is approximately 40,000 net acres in the Delaware Basin.

- ***Future acquired acreage in the onshore United States.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on all acreage that Noble acquires after the date of the Closing that is onshore in the United States (outside the Marcellus Shale).

Please read "—Acreage Dedication — Right of First Refusal on Assets and Services" for additional information regarding our rights of first refusal.

The following table provides a summary of the ROFR assets and ROFR services and the net acreage covered by our ROFR, to the extent known as of June 30, 2016, granted to us by Noble.

Areas Served	NBLX ROFR Service	Current Status of Asset	ROFR Net Acreage
Northern Colorado	• Natural Gas Processing • Natural Gas Gathering	Operational	N/A
Eagle Ford Shale	• Crude Oil Gathering • Natural Gas Gathering • Water Services	Operational	31,000
DJ Basin (other than dedicated above)	To the extent not already covered in dedication in the prior chart: • Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	85,000
Delaware Basin	• Natural Gas Processing • Natural Gas Gathering • Fresh Water Services	Planning	40,000
All future-acquired onshore acreage in U.S. (outside of Marcellus Shale)	• Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	N/A

Rights of First Offer

Noble has granted us a ROFO with respect to its retained interests in the development companies through which we conduct our midstream services. Please read "Acreage Dedication — Right of First Offer on Retained Interests" for additional information regarding our rights of first offer.

Business Strategies

Our principal business objectives are to generate stable cash flows and increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business by providing outstanding service to our upstream customers. We expect to achieve these objectives through the following business strategies:

- *Acting as the primary provider of midstream services in Noble's dedicated areas*. Our midstream infrastructure currently serves Noble's production on its substantial acreage in the DJ Basin, from which Noble produced an average of 115 MBoe/d of crude oil, condensate, natural gas and NGLs during the first half of 2016, 61 Mboe/d of which was attributable to Noble's horizontal drilling program in our current areas of operation, Wells Ranch IDP and East Pony IDP. We provide crude oil and natural gas gathering services on the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d for the half, up 67% compared to the first half of 2015. Our acreage dedications from Noble along with our operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin. In addition, we plan to service Noble's Delaware Basin acreage after the expiration or termination of certain pre-existing dedications to third parties and installation of appropriate infrastructure. We expect Noble's production volumes to grow from its future horizontal drilling activities, which we anticipate will help us maintain and grow throughput on our crude oil, natural gas and saltwater midstream infrastructure and increase demand for our fresh water services. We are strategically positioned to expand our delivery of midstream services within the areas dedicated to us as Noble executes on its drilling and development plans.

- *Pursuing accretive acquisitions from Noble*. After this offering, Noble will be the sole owner of our general partner and will own a 60.7% limited partner interest in us, consisting of 3,402,584 common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our operating assets and dedications. Noble has granted us a right of first offer, or ROFO, on

its retained interests in the development companies that hold our assets and has granted us ROFRs to provide certain midstream services and to acquire certain midstream assets onshore in the United States (other than in the Marcellus Shale). We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell.

- *Attracting additional third-party business*. In addition to becoming an integral provider of midstream services for Noble's production in the DJ Basin and Delaware Basin, we intend to continue to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for additional third-party production. For example, we recently contracted with an unaffiliated third party customer in the DJ Basin through a series of commercial arrangements with expected services to commence in the third quarter of 2017.

- *Focusing on long-term, fixed-fee arrangements to mitigate direct commodity price exposure and enhance the stability of our cash flows*. Our commercial agreements are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. The commercial agreements that we have in place are all fee-based and establish dedications in our favor with an initial term ending in either 2030 or 2032. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Strategic relationship with Noble*. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in North America. As the owner of our general partner, all of our incentive distribution rights, a 60.7% limited partner interest in us and its retained, non-controlling interests in the development companies that hold our assets, we believe Noble will be incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial agreements with Noble, we have a well-capitalized, investment grade commercial counterparty initially responsible for all of our revenues and expect that our additional third party customer will contribute to our revenue by the third quarter of 2017. In addition, Noble has granted us substantial dedications, a ROFR on significant midstream assets, a ROFR on the right to provide future midstream services in areas key to Noble's development and a ROFO on its retained interests in the development companies that hold our assets. We believe that our relationship with Noble will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically located assets*. Our initial midstream infrastructure assets are located on and around Noble's significant, contiguous acreage in the DJ Basin and serve Noble's current and future production on this acreage. Both the DJ Basin and the Delaware Basin, where we will begin to construct midstream infrastructure assets during the second half of 2016, have been focus areas for extensive industry activity over the last several years. We expect producers, including Noble, to continue to invest substantial capital to develop crude oil and natural gas production in these regions, which will in turn require substantial investment in midstream infrastructure. Noble's concentrated development is intended to centrally locate production and midstream infrastructure rather than replicate services and infrastructure at each wellhead, which we believe will allow us to efficiently gather Noble's production from centralized wellhead equipment. In addition, we believe our customers' contiguous acreage in the DJ Basin and Delaware Basin will provide us opportunities to deliver fresh water in connection with well completion activities and collect, clean and dispose of saltwater. We believe that our existing footprint, coupled with our long-term dedications, positions us to capitalize on midstream growth opportunities on and around our customers' contiguous acreage in the DJ Basin and Delaware Basin.

- *Long-term, fixed-fee contracts to support cash flows*. We service Noble's liquids-rich production in the DJ Basin pursuant to long-term, fixed-fee contracts. For the twelve months ended June 30, 2016, Noble represented all of our gathered volumes. We have secured dedications from Noble under which we will provide our crude oil, natural gas and water services and we have secured dedications from an unaffiliated third party under which we will provide crude oil gathering and water services, in both cases, pursuant to fixed-fee contracts, inclusive of automatic year-over-year fee increases, with initial terms expiring in 2030 for DJ Basin dedications and 2032 for Delaware Basin dedications. We believe that Noble's horizontal drilling activity and potential new third-party customers will drive the stable growth of our midstream operations. Our contract structure mitigates our direct exposure to commodity price risk and will likely contribute to long-term cash flow stability.

- *Financial flexibility and strong capital structure*. At the closing of this offering, we expect to have $350 million of availability under our new, undrawn revolving credit facility, which can be increased by an additional $350 million as long as we are in compliance with the covenants contained in our credit agreement and subject to requisite commitments from existing or new lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." We believe that our available borrowing capacity and our expected ability to access debt and equity capital markets provide us with the financial flexibility necessary to execute our business and growth strategies.

- *Experienced management and operating teams*. Our executive management team has combined experience of over 57 years in designing, acquiring, building, operating, financing and otherwise managing large-scale midstream and other energy assets. In addition, through our omnibus agreement and operational services and secondment agreement with Noble, we employ engineering, construction and operations teams that have significant experience in designing, constructing and operating large scale midstream and other energy assets.

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.4 billion Boe at year-end 2015. Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays—the DJ Basin, Delaware Basin, Eagle Ford Shale and Marcellus Shale—and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $15.5 billion as of August 29, 2016.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs during 2015, with 67% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin averaged 115 MBoe/d in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin, certain of which acres are subject to preexisting dedications with respect to produced water services that expire or will be terminated in 2017 and 2018. We are constructing infrastructure to provide crude oil and water midstream services by the end of the third quarter of 2017. Noble has already demonstrated improvements in well performance in the year since acquiring the position with the application of its unconventional completion expertise. The unique combination of an operated and consolidated acreage position has enabled the redesign of the field optimized for long lateral development. As a result of this redesign the current operated undrilled average lateral length is approximately 7,000 feet. Noble has partnered with us in the Delaware Basin to implement the central facility development and to take advantage of the expertise and knowledge developed over the last several years in the DJ Basin. The remainder of Noble's acreage in Texas will continue to be serviced under existing arrangements, subject to the ROFR Noble has granted to us.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $228.1 million to Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Midstream Operations

Areas of Operation



WELD COUNTY
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
Integrated Development Plans
NBL OG Lease as of March 31, 2016
Weld County Boundary

DJ Basin

All of our existing operating assets are located in Weld County in northern Colorado. The majority of our assets are strategically located to service Noble's production from the Wells Ranch IDP and East Pony IDP. In addition, Noble has dedicated future production from the Mustang IDP, Greeley Crescent IDP and Bronco IDP in the DJ Basin and a third party has dedicated future production from the Greeley Crescent IDP to us for the provision of certain midstream services. In the aggregate, these areas cover approximately 300,000 net acres. As of June 30, 2016, approximately $280 million has been invested in the infrastructure that we operate.

Wells Ranch. The Wells Ranch IDP describes an area in Weld County, Colorado, that includes approximately 79,000 net acres operated by Noble. Noble has dedicated this acreage to us for crude oil services, certain natural gas gathering services and water services. Our assets that service the Wells Ranch IDP include crude oil, natural gas, fresh water and saltwater infrastructure. The gathering systems servicing this area are connected to the Wells Ranch CGF, which is located in the northern portion of the Wells Ranch IDP. Our fresh water distribution systems collect fresh water from multiple sources, store the water, and deliver water on demand to hydraulic fracturing operations. In addition, on June 15, 2016, Noble entered into an acreage swap pursuant to which Noble increased its holdings in the Wells Ranch IDP by approximately 11,700 net acres in exchange for reducing its interest in the Bronco IDP as further detailed below. Assuming this transaction closes as anticipated in the definitive documentation, it will result in Noble operating approximately 79,000 net acres in the Wells Ranch IDP, all of which will be dedicated to us for the services we currently provide to Noble in the Wells Ranch IDP.

East Pony. The East Pony IDP describes an area in Weld County, Colorado, that includes approximately 44,000 net acres operated by Noble. Noble has dedicated this acreage to us for crude oil gathering and water services. Our assets that service the East Pony IDP include crude oil gathering systems and a fresh water system.

Mustang. The Mustang IDP describes an area in Weld County, Colorado, that includes approximately 75,000 net acres operated by Noble. We own a fresh water storage pond and hold surface rights and rights-of-way in this area that will permit crude oil gathering, certain natural gas gathering services and additional water services. We have completed construction of one fresh water storage pond and anticipate commencing construction of crude oil gathering pipelines, fresh additional water infrastructure, natural gas gathering pipelines, saltwater gathering lines, and other water infrastructure in this area if and when Noble begins production in this area.

Greeley Crescent. The Greeley Crescent IDP describes an area in Weld County, Colorado, that includes approximately 65,000 net acres originally dedicated to us by Noble as the operator on such acreage at the time of the initial dedication. On June 14, 2016, Noble consummated the divestment of approximately 33,000 undeveloped net acres within the Greeley Crescent IDP. The acreage included in the divestiture remains dedicated to us for crude oil gathering, produced water services and fresh water services.

Bronco. The Bronco IDP describes an area in Weld County, Colorado, that includes approximately 50,000 net acres operated by Noble. Noble has dedicated this acreage to us for crude oil gathering and water services. On June 15, 2016, Noble entered into definitive documentation regarding an acreage swap pursuant to which Noble will decrease its holdings in the Bronco IDP by approximately 13,500 net acres in exchange for increasing its interest in the Wells Ranch IDP as further detailed above. Assuming this transaction closes as anticipated in the definitive documentation, it will result in Noble operating approximately 36,000 net acres in the Bronco IDP.

Additional DJ Basin Services. The two crude oil treating facilities, further described below, are located in or near IDP areas. As these facilities treat crude oil that is trucked to them, these facilities serve vertical and horizontal wells throughout the DJ Basin.

Delaware Basin.

Noble has dedicated to us, for crude oil gathering and produced water services, approximately 40,000 net acres in the Delaware Basin some of this acreage is subject to preexisting dedications expiring between 2017 and 2018.


WARD COUNTY
Pecos
REEVES COUNTY
0
5
10
Miles
Proposed NBLX Central Processing
Proposed NBLX Gathering
NBL OG Lease as of March 31, 2016
Reeves County Boundary

Midstream Infrastructure Assets

Crude Oil Gathering and Treating


EAST
PONY
GREELEY
CRESCENT
WELLS
RANCH
BRONCO
MUSTANG
Briggsdale OTF
CGF
Platteville OTF
NBLX Oil Infrastructure
Integrated Development Plans
NBL OG Lease as of March 31, 2016
Weld County Boundary
OTF
CGF
NBLX Oil Pipelines

Our existing crude oil gathering systems include approximately 60 miles of pipeline, 35 miles of which service the Wells Ranch IDP. Our crude oil gathering assets also include 96,000 Bbls of storage capacity at the Wells Ranch CGF. The 35-mile pipeline in the Wells Ranch IDP is a shared crude oil and saltwater gathering pipeline.

The Wells Ranch CGF separates the incoming liquid stream into pipeline-quality crude oil and saltwater suitable for disposal operations. The liquids entering the Wells Ranch CGF from the liquid gathering pipelines are a mixture of crude oil, saltwater and a small quantity of natural gas. The liquids are separated in the Wells Ranch CGF. Crude oil is sent to the crude oil storage tanks and saltwater are further cleaned and sent to the saltwater storage tanks. The Wells Ranch CGF has the capacity to store up to 96,000 Bbls of crude oil. At the Wells Ranch CGF, we are able to recover gas vapors from the crude oil and deliver this natural gas to Noble for delivery to downstream third parties.


CGF
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
NBLX Wells Ranch Gas Infrastructure
Integrated Development Plans
CGF
Weld County Boundary
NBLX Gas Pipelines
NBL OG Lease as of March 31, 2016

To service the East Pony IDP, we gather crude oil meeting pipeline specifications and deliver it through approximately 25 miles of pipeline directly into the northern extension of the Wattenberg Oil Trunkline and the Northeast Colorado Lateral of the Pony Express Pipeline. Crude oil gathering of production from the East Pony IDP is subject to FERC jurisdiction. See "—Regulation of Operations." We began gathering crude oil in our system in March 2015.


EAST
PONY
GREELEY
CRESCENT
WELLS
RANCH
BRONCO
MUSTANG
NBLX East Pony Oil Infrastructure
Integrated Development Plans
NBL OG Lease as of March 31, 2016
Weld County Boundary
NBLX Oil Pipelines

The table below sets forth our crude oil gathering operations as of and for the dates indicated.

	Year Ended December 31, 2015		Six Months Ended June 30, 2016		As of June 30, 2016 Horizontal Wells	
	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Number of Wells	Approx. Average Lateral Feet per Well
Wells Ranch IDP	45,000	17,400	45,000	25,000	330	5,500
East Pony IDP	85,000	16,600	85,000	20,400	176	4,500

We also operate two crude oil treating facilities, the Platteville and the Briggsdale facilities. These facilities service each of the IDP areas and additional wells that fall outside of these areas. The permits under which we operate the Platteville and Briggsdale facilities permit approximately 1,825,000 Bbls and 2,740,000 Bbls, respectively, of crude oil to be treated during any given year. Crude oil is delivered to the facilities by truck. If treatment is required, the crude oil is directed to, and received by, the treating facility to process the crude oil to meet pipeline specification. For access to and the services provided at the crude oil treating facilities, Noble pays monthly fees based on the number of producing vertical wells and producing horizontal wells located in the DJ Basin that are not connected to our gathering system, whether such wells fall within or outside of an IDP area.

The table below sets forth our crude oil treating operations as of June 30, 2016.

| | Annual Operating Capacity (Bbls) | Number of Wells Subject to Fee[1] | |
		Vertical	Horizontal
Platteville	1,825,000	3,981	519
Briggsdale	2,740,000		

(1) We receive a monthly fee for each Noble-operated well producing in paying quantities in the DJ Basin that is not connected to our crude oil gathering system.

We expect to build out crude oil gathering systems in Greeley Crescent IDP, Mustang IDP and the Delaware Basin to meet Noble's capacity needs as it develops additional wells in each area.

Natural Gas Gathering



CGF
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
NBLX Wells Ranch Gas Infrastructure
Integrated Development Plans
CGF
Weld County Boundary
NBLX Gas Pipelines
NBL OG Lease as of March 31, 2016

As of June 30, 2016, our natural gas infrastructure assets consisted of the Wells Ranch CGF and an approximately 40-mile natural gas pipeline system servicing production from the Wells Ranch IDP. The natural gas gathering system that services the production from the Wells Ranch IDP collects wet gas from separator facilities located at or near the wellhead and delivers the wet gas to the Wells Ranch CGF or other delivery points within the Wells Ranch IDP. At the tailgate of our natural gas gathering facilities or the Wells Ranch CGF, as applicable, we deliver the natural gas for further gathering and processing by third parties. In April 2015, we completed an expansion of the natural gas gathering system that increased capacity from 75,000 Mcf/d to 150,000 Mcf/d.

The table below sets forth our natural gas gathering operations as of and for the dates indicated.

	Year Ended December 31, 2015		Six Months Ended June 30, 2016		As of June 30, 2016 Horizontal Wells	
	Throughput Capacity (Mcf/d)	Average Daily Throughput (Mcf/d)	Throughput Capacity (Mcf/d)	Average Daily Throughput (Mcf/d)	Number of Wells	Approx. Average Lateral Feet per Well
Wells Ranch IDP	150,000	67,400	150,000	91,200	349	5,500

Our Wells Ranch CGF provides condensate separation and flash gas recovery. Condensate recovered from the natural gas that is gathered to the Wells Ranch CGF is stored on location and gas that is flashed from the crude oil is recovered, compressed and redelivered to downstream third parties with the gathered natural gas volumes.

Water Gathering and Distribution Systems


EAST
PONY
GREELEY
CRESCENT
WELLS
RANCH
BRONCO
MUSTANG
CGF
NBLX Fresh & Saltwater Infrastructure
NBLX Fresh Water Pipelines
NBLX Saltwater Pipelines
Centralized Gathering Facility (CGF)
Integrated Development Plans
Weld County Boundary
NBL OG Lease as of March 31, 2016

We provide Noble with water-related services that are integral to Noble's upstream operations through our interests in pipelines and facilities (or under contracts with third parties) that store and distribute fresh water and collect, clean or dispose of saltwater. The majority of our midstream water assets are currently located in the Wells Ranch IDP and are linked to the Wells Ranch CGF. The fresh water we deliver in the Wells Ranch IDP is a critical component to Noble's ability to hydraulically fracture wells. At the tailgate of the Wells Ranch CGF, the saltwater that we collect and separate is prepared for cleaning, treating and disposal.

We expect to build out water-related systems in Greeley Crescent IDP, Mustang IDP and the Delaware Basin to meet Noble's capacity needs as it develops additional wells in each area.

Saltwater

Our current saltwater gathering system in the Wells Ranch IDP gathers and processes liquids produced from operations and consists of a combination of separation and storage facilities, and permanent pipelines, as well as pumping stations to transport saltwater to disposal facilities. We operate an approximately 35-mile gathering pipeline system (which is a shared crude oil and saltwater gathering pipeline) servicing the Wells Ranch IDP. Crude oil and saltwater are separated and measured at facilities at or near the wellhead and recombined and delivered into our gathering system. At the Wells Ranch CGF, the incoming crude oil and saltwater liquid stream is separated, stored, and treated before the crude oil is delivered to a third-party pipeline. The saltwater that we collect and clean is treated for disposal at Noble's election. The Wells Ranch CGF has the capacity to store up to 32,000 Bbls of saltwater while awaiting delivery to a disposal facility. We enter into and manage contracts with third party providers of any saltwater services that we do not perform ourselves. In accordance with our existing arrangements, we expect to expand our existing water services capacity.

The table below sets forth our saltwater operations servicing the Wells Ranch IDP as of and for the dates indicated.

	Year Ended December 31, 2015		Six Months Ended June 30, 2016		As of June 30, 2016 Horizontal Wells	
	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Number of Wells	Approx. Average Lateral Feet per Well
Wells Ranch IDP	15,000	5,200	15,000	9,800	330	5,500

Fresh Water Systems

Our fresh water systems provide services for both treated saltwater and raw fresh water that has been withdrawn from a river or ground water, for example. Our fresh water services include distribution and storage services that are integral to Noble's well drilling and completion operations in the DJ Basin.

Our fresh water systems contain an approximately 30-mile fresh water distribution system made up of permanent buried pipelines, 9 miles of which service the East Pony IDP and 20 miles of which service the Wells Ranch IDP. In addition, our fresh water systems include fresh water storage facilities in Wells Ranch, East Pony and Mustang IDPs, temporary pipelines and pumping stations to transport fresh water throughout the pipeline networks. These systems are designed to deliver water on demand to hydraulic fracturing operations and reduce the costs of transporting water long distances by reducing or eliminating most trucking costs. The fresh water systems provide storage capacity that segregates raw fresh water from saltwater that has been treated.

Through our fresh water systems, we provide services to Noble, which continues to hold title to the water. When Noble needs water for well development and completion operations, Noble either transports the water to temporary storage facilities near the applicable well(s) or we deliver the water in our delivery system as described above. We do not own the water nor own or operate fresh water sources, but instead our services are focused on the storage and distribution of the fresh water delivered to us by Noble.

The table below sets forth our fresh water services in the Wells Ranch IDP, East Pony IDP and Mustang IDP as of and for the dates indicated.

	Year Ended December 31, 2015			Six Months Ended June 30, 2016		
	Distribution Capacity (Bpm)	Average Daily Throughput (Bbl/d)	Storage Capacity (Bbls)	Distribution Capacity (Bpm)	Average Daily Throughput (Bbl/d)	Storage Capacity (Bbls)
Wells Ranch IDP	160	29,600	500,000	160	33,500	500,000
East Pony IDP.	160	20,400	550,000	160	10,800	550,000
Mustang IDP	— (1)	— (1)	230,000	— (1)	13,400	230,000

(1) Consists of a fresh water system from Noble owned water wells to a storage pond. Volumetric fee for the fresh water distributed from this pond is collected as the water is distributed from the pond by truck or third party temporary pipeline.

Access to Downstream Markets

Crude Oil. After we gather or treat crude oil, the crude oil is redelivered to Noble and subsequent downstream crude oil pipelines and markets. Depending upon our specific system, after we gather or treat crude oil, Noble can further transport crude oil to one or more of the following: White Cliffs Pipeline to Cushing, Oklahoma; the Pony Express Pipeline to Cushing, Oklahoma; or to rail terminal(s) which can access the Gulf Coast, East Coast or West Coast markets.

Natural Gas. With respect to natural gas produced from the Wells Ranch IDP, the gathering that we provide concludes at a handful of points of delivery to a third party, with the primary delivery point located at the tailgate of the Wells Ranch CGF. We deliver the gathered natural gas to Noble at the interconnection points of our system with third party systems. Noble continues the transportation of this natural gas downstream by immediately delivering the natural gas that we gathered to a third party for either further gathering or for processing, followed by additional third-party transportation. First sales of the natural gas may occur at the terminus of our system or at the terminus of the third party pipelines. Residue gas downstream of the third-party processing plants that our assets interconnect with may access the Front Range, Cheyenne Hub, and Mid-Continent markets via the Colorado Interstate Gas High Plains and A/B pipelines or the Xcel Energy pipeline, depending on the specific processing plant the residue is allocated to.

NGLs. NGLs originating from natural gas that we gather from the Wells Ranch IDP that is processed by a downstream third-party processor can be delivered to the Bushton/Conway, Kansas NGL markets through the Overland Pass Pipeline or the DCP Wattenberg Pipeline or the Mt. Belvieu, Texas NGL market through the Front Range and Texas Express Pipelines, depending upon the location of the allocated NGL's by the third party processor.

Our Acreage Dedication

We believe that Noble's extensive acreage position in Weld County, Colorado, and sizeable position in the Delaware Basin of Texas provide a strong platform to support our current operations and future growth. As of June 30, 2016, Noble held approximately 400,000 net acres in the DJ Basin. Noble has achieved substantial production growth in Weld County, Colorado, over the last five years. From 2010 through June 30, 2016, Noble spud over 1,100 horizontal wells in Weld County, Colorado, while operating over 6,000 vertical wells. Effective June 14, 2016, Noble sold approximately 33,000 net acres, subject to dedications in favor of us for crude oil gathering, produced water services and fresh water services. In the aggregate, we have dedications in our favor covering approximately 300,000 net acres. Certain of the Delaware Basin acreage is subject to preexisting dedications for produced water services expiring or being terminated between 2017 and 2018.

DJ Basin Dedications

Noble has dedicated acreage to us based on the services we provide. As of January 1, 2015, Noble has dedicated to us the right to provide certain services, for an initial term ending in 2030, on available net acreage in the Wells Ranch IDP, East Pony IDP, Mustang IDP, Greeley Crescent IDP and Bronco IDP areas. Our commercial agreements with Noble provide that, in addition to our existing dedicated acreage, any future acreage that is acquired by Noble in these IDP areas (including the acreage that Noble will receive when the acreage swap entered into June 15, 2016 and further described above is consummated), and that is not subject to a pre-existing third-party commitment, will be included in the dedication to us for midstream services, including gathering, processing and treating. Similarly, our commercial agreements contain dedications in the form of covenants running with the lease; therefore, a sale of acreage to a third party does not, absent our consent, result in a release of the dedication. Our first unaffiliated third party customer was obtained in this manner, pursuant to Noble's divestment that was consummated in part on June 14, 2016. Based on Noble's dedication to us and previously granted dedications, we anticipate providing crude oil and water-related midstream services on any wells that Noble or this third party elects to drill in the Wells Ranch IDP, East Pony IDP, Mustang IDP, Greeley Crescent IDP and Bronco IDP, as well as certain natural gas gathering services on any wells drilled in the Wells Ranch IDP and Mustang IDP. The number of wells our customers may drill, and timing with respect to these wells, will depend on numerous factors (some of which are beyond their control and all of which are beyond our control), including commodity prices, weather, government regulation, geologic interpretation and the economic environment.

Delaware Basin Dedication

Noble has dedicated to us the right to provide crude oil gathering and produced water services on approximately 40,000 net acres in the Delaware Basin for an initial term ending in 2032. Noble's dedication of this Delaware Basin acreage to us is subject to various preexisting dedications. The majority of these dedications will expire or are expected to be terminated by Noble by the time our planned infrastructure is operational in 2017.

Dedications for Crude Oil and Water Services

Our dedicated acreage of approximately 300,000 net acres in Weld County, Colorado (with approximately 33,000 net acres sold, effective June 14, 2016 from Noble to a third party, subject to dedications in favor of us for crude oil gathering, produced water services and fresh water services), and our dedicated acreage of approximately 40,000 net acres in the Delaware Basin (subject to pre-existing dedications with respect to produced water services that expire in 2017 and 2018) will give us access to a highly contiguous, liquids-rich block of acreage for crude oil and water services. Substantially all of this dedicated acreage is held by production. The dedicated acreage could be reduced, however, under certain circumstances. See "—Releases from Dedication." To the extent that Noble is operator on this acreage, production owned or controlled by Noble will be dedicated to us for all crude oil and water-related midstream services.

Stacked Dedications for Natural Gas Services

Prior to our formation, Noble and its predecessors-in-interest dedicated certain natural gas gathering and processing services with respect to production from the Wells Ranch IDP and the Mustang IDP to third parties. These third parties have the right to gather natural gas beginning at the Wells Ranch CGF or at other receipt points that have been established between Noble and such third parties. Even while honoring these prior dedications to such third parties, Noble has dedicated certain natural gas gathering services to us with respect to production from the Wells Ranch IDP and Mustang IDP. We deliver the natural gas that has passed through our systems back to Noble at the interconnection points with such third-party pipelines and Noble delivers the natural gas to such third parties.

As a result, Noble has dedicated production from approximately 79,000 net acres in the Wells Ranch IDP and approximately 75,000 net acres in the Mustang IDP to us for these natural gas gathering services. All natural gas

gathering and processing services with respect to the production from these IDP areas that occurs downstream of the Wells Ranch CGF or other agreed points of interconnection with such third parties will continue to be dedicated to the applicable third parties until such prior dedication is terminated or otherwise waived.

Releases from Dedication

If we have an uncured default of any of our material obligations under any of our commercial agreements with Noble for more than 90 days, if we fail to timely complete the construction of the facilities necessary to provide the requested midstream services that we are required by the commercial agreements to provide to Noble, or if certain events of force majeure persist for 120 days, the affected acreage will be permanently released from the dedication to us and Noble will be free to engage a third party to provide the midstream services that we failed to provide in a timely fashion. Additionally, under certain of our commercial agreements with Noble, if a governmental authority's regulation results in subjecting us to certain additional legal requirements or regulations, we may be able terminate the commercial agreement. Any permanent releases of Noble's acreage from the dedication could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. Additionally, our commercial agreements with third parties may provide for additional situations in which acreage dedicated to us could be released.

Our commercial agreements provide that in certain situations the acreage dedicated by Noble can be temporarily or permanently released from our dedication. For more information see "—Our Commercial Agreements with Noble."

Right of First Refusal on Assets and Services

Assets ROFR

Noble has granted us ROFRs on a combination of midstream assets retained, developed or acquired by Noble in the DJ Basin, Eagle Ford Shale and Delaware Basin and on any onshore acreage that Noble acquires in the United States (outside of the Marcellus Shale) after the closing. In the East Pony IDP, Noble owns two natural gas processing plants with combined nameplate capacity of approximately 60 MMcf/d as well as the natural gas gathering system feeding those two natural gas processing plants that are covered by the ROFR.



Keota Plant
Lilli Plant
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
NBLX East Pony Gas Infrastructure
Integrated Development Plans
NBLX Gas Pipelines
NBL OG Lease as of March 31, 2016
Gas Plants
Weld County Boundary

Noble has also granted us a ROFR with respect to midstream assets located on approximately 31,000 net acres that Noble currently owns in Dimmit and Webb counties located in the Eagle Ford Shale, which include crude oil, natural gas and water gathering systems that had an average daily throughput of approximately 12.2 MBbl/d of crude oil, 239.3 MMcf/d of natural gas and 4.2 MBbl/d of water, respectively, during the six months ended June 30, 2016.


10 ROSE A
09 ROSE A
GATES 05-D
09 ROSE B
Existing Central Delivery Point
Existing Gathering
NBL OG Lease as of March 31, 2016

Noble is under no obligation to offer to sell us any assets pursuant to the ROFR (unless and until it otherwise intends to sell or otherwise dispose of such assets). We are under no obligation to buy any assets from Noble, and we do not know when or if Noble will make any offers to sell assets to us. Please read "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement."

Services ROFR

Noble has granted us a ROFR to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in the Eagle Ford Shale, approximately 85,000 net acres in the DJ Basin not otherwise dedicated and on all acreage that Noble acquires onshore in the United States (other than in the Marcellus Shale) to the extent such acreage or assets are not subject to a third party dedications or purchase rights.

On certain acreage dedicated to us for midstream services, Noble has also granted us a ROFR to provide additional services. In the Bronco IDP and on the portion of the Greeley Crescent IDP that Noble retains, Noble has granted us a ROFR to provide gas gathering services, which is subject to a preexisting dedication. In the East Pony IDP, Noble has granted us a ROFR to provide natural gas gathering and natural gas processing services. In the Delaware Basin, Noble has granted us a ROFR to provide natural gas gathering and natural gas processing services, which are subject to preexisting dedications

Noble is only required to offer the services in these areas to the extent that Noble elects to seek a third party service provider. Our rights with respect to the midstream services opportunities described above are subject to all preexisting dedications, rights of first refusal, rights of first offer and other preexisting encumbrances. Because our ROFR is contingent on factors outside of our control, we are unable to estimate the midstream services, if any, that Noble will offer to us to provide in the future pursuant to these arrangements. Please read "Risk Factors—Risks Related to Our Business—We may not be able to economically accept an offer form Noble for us to provide services or purchase assets with respect to which we have a right of first refusal."

General

While we believe our ROFR with respect to the assets and services above is a significant positive attribute, it may also be a source of potential conflicts of interest. After the completion of this offering, Noble will own our general partner, and there will be substantial overlap between the officers and directors of our general partner and the officers and directors of Noble. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Right of First Offer on Retained Interests

Noble has granted us a ROFO with respect to its retained interests in the development companies through which we conduct our midstream services. Pursuant to our ROFO, before Noble can offer any of its retained interests in our development companies to any third party, Noble must allow us to make an offer to purchase these interests. We believe that the ROFO on Noble's retained interests in our development companies will provide us an opportunity to develop organic growth with potentially lower development capital costs. We are under no obligation to purchase any of Noble's retained interests in our development companies, and Noble is only under an obligation to permit us to make an offer on these interests to the extent that Noble elects to sell these midstream assets to a third party. Please read "Risk Factors—Risks Related to our Business—We may be unable to grow by acquiring the non-controlling interests in our development companies owned by Noble or midstream assets retained, acquired or developed by Noble, which could limit our ability to increase distributable cash flow." and "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement."

Our Commercial Agreements with Noble

General

Our assets are physically connected to, and integral to the operation of, Noble's crude oil and natural gas production and fresh and saltwater requirements in the DJ Basin. We expect that the assets we will develop in the Greeley Crescent IDP to service our unaffiliated third party customer and in the Delaware Basin to further service Noble will likewise be integral to these producers in these areas. We have entered into multiple long-term, fee-based commercial agreements, with annual price escalation clauses and annual rate redeterminations, subject to the agreement of both us and our customers, to provide Noble and our third party customer with crude oil and water-related services and to provide Noble, in addition, certain natural gas gathering services. Our commercial agreements with Noble are the source of substantially all of the revenues we generate from our midstream operations and we anticipate that we will begin to collect revenue from a third party in the third quarter of 2017.

Each of our commercial agreements with Noble covering its DJ Basin acreage was originally entered into January 1, 2015 and expires in 2030. As our third party customer took its interest in our commercial agreements by assignment from Noble, its dedication for crude oil and water-related services will expire in 2030. Each of our commercial agreements with Noble covering its Delaware Basin acreage was originally entered into in the summer of 2016 and expires in 2032. Upon the expiration of the initial term, each agreement will automatically renew for subsequent one-year periods unless terminated by either us or our customer no later than 90 days prior to the end of the initial term or any subsequent one-year term thereafter. Our commercial agreements are subject to existing dedications and provide generally that our dedications will run with the land and be binding on any transferee.

Development Plans

Under each of our commercial agreements, our customers are obligated to provide us with a detailed development plan with respect to the expected production activities on our dedicated acreage. The development plans are intended to help us coordinate with our customers in order to maximize efficient development and utilization of our facilities that will service the acreage covered by these agreements. To that end, updated development reports are delivered quarterly and cover the two year period following the month in which the development report is delivered. In addition, each report must also include our customers' general long-term drilling and production expectations on the dedicated acreage for the five years following the date of the report. Based on the development reports delivered to us, we must provide our customers with a midstream system plan, which will describe how we plan to develop the system to meet the anticipated production.

How We Generate Revenue

As described below, we receive fees under our commercial agreements based on the type and scope of the midstream services we provide and based on the midstream system we use to provide our services.

- *Crude Oil Gathering*. Under the applicable crude oil gathering agreement, we receive a volumetric fee per Bbl for the crude oil gathering services we provide.

- *Crude Oil Treating Agreement*. Under the crude oil treating agreement, we receive a monthly fee for the crude oil treating services we provide based on each well operated by Noble that is producing in paying quantities that is not connected to our crude oil gathering systems during such month.

- *Natural Gas Gathering Agreement*. Under the natural gas gathering agreement, we receive a volumetric fee per MMBtu for the natural gas gathering services we provide.

- *Saltwater Services Agreement*. Under the saltwater services agreement, we receive a fee for collecting, cleaning or otherwise disposing of water produced from operating crude oil and natural gas wells in the dedication area. The fee is comprised of a volumetric component for services we provide directly and a second volumetric fee for services that we provide through contracts with third parties.

- *Fresh Water Services Agreement*. Under the fresh water services agreement, we receive a fee for delivering fresh water. The fee is comprised of a volumetric component and a pass through component. The cost of storing the fresh water is embedded in the delivery fee.

Under each of our commercial agreements, the fees we charge our customers (other than pass through fees) are automatically increased each calendar year by 2.5%. In addition, each year we will propose a redetermination of the fees charged under our various systems on an annual basis, taking into account, among other things, expected capital expenditures necessary to provide our services under the applicable development plan. However, if we and our customer are unable to agree on a fee redetermination (other than the automatic annual adjustment), the prior fee will remain in effect, which in effect allows our customers to unilaterally exercise control over the decision of whether to change the fee.

Expansion Commitments

Under each of our commercial agreements, the development companies that own our assets must design and construct midstream systems to timely support the upstream development of the acreage we service. These systems are required to be brought on line in time to meet our customers' anticipated well completion schedule. If we are delayed in completing the facilities necessary to meet our customers' needs, the affected acreage or drilling unit may be permanently released from our dedication. However, delays resulting from force majeure or our customers' alteration of its development plan may not result in releases of acreage. In these instances, and others, our customers may enter into short-term agreements with third parties to obtain the necessary services. Additionally, in the event a third party is the producer under the commercial agreement, our commercial agreements provide that the development companies that own our assets have the discretion to agree to build out and modify midstream systems.

Interruption and Temporary Release

In addition to the permanent release of dedicated acreage described under "Our Acreage Dedication—Releases from Dedication," our commercial agreements provide for a temporary release of dedicated acreage in certain situations, which include the occurrence and continuation of an uncured default of any of our material obligations that has been uncured for more than 60 days, an interruption or curtailment in our receipt of our customers' natural gas, crude oil or produced water or an interruption or curtailment in our provision of midstream services that continues for a period of 30 consecutive days. In the event of a temporary release, our customer can temporarily release from the applicable dedication the affected volumes for a period lasting until the first day of the month following notice that the default, interruption or curtailment has ended. However, if our customer has contracted with a third party to provide replacement services during the default, interruption, or curtailment, the release may continue for up to six months after such default, interruption, or curtailment has ended. Any temporary releases of acreage from our dedication could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Our customers' and our obligations under each of the commercial agreements may also be suspended or reduced upon the occurrence of a force majeure event. As defined in each of our commercial agreements, force majeure events include any event that (1) is not within the reasonable control of the party claiming suspension and (2) by the exercise of due diligence the party claiming suspension is unable to avoid or overcome in a reasonable manner. A force majeure event includes, but is not restricted to:

- acts of God;

- wars (declared or undeclared), insurrections, hostilities or riots;

- floods, droughts, fires, storms, storm warnings, landslides, lightning, earthquakes or washouts;

- industrial disturbances, acts of a public enemy, acts of terror, sabotage, blockades or epidemics;

- arrests and restraints of rulers and peoples;

- civil disturbances;

- explosions, breakage or accidents to machinery or pipelines;

- hydrate obstruction or blockages of any kind in pipelines;

- freezing of wells or delivery facilities, partial or entire failure of wells, and other events beyond the reasonable control of Noble that affect the timing of production or production levels;

- certain action or restraint by any governmental authority;

- delays or failures by a governmental authority to grant permits, licenses or other similar consents applicable to a specific midstream asset, so long as we have used our commercially reasonable efforts to make any required filings with such governmental authority relating to such permits, licenses or other similar consents; and

- delays or failures by us to obtain easements and rights of way, surface leases and other real property interests related to our midstream assets from third parties, so long as we have used our commercially reasonable efforts to obtain such easements and rights of way, surface leases and other real property interests.

Acreage Dedication

Each of our commercial agreements contains substantial acreage dedications for the services covered by the agreements. See "—Our Acreage Dedication."

Title to Our Properties

Many of our real estate interests in land were acquired pursuant to easements, rights-of-way, permits, surface use agreements, joint use agreements, licenses and other grants or agreements from landowners, lessors, easement holders, governmental authorities, or other parties controlling the surface or subsurface estates of such land, or, collectively, Real Estate Agreements, that were issued to or entered into by Noble, one of its affiliates or one of their predecessors-in-interest and transferred to us in December of 2015. Since that time, we have been acquiring additional Real Estate Agreements in our own name or by transfer from Noble. The Real Estate Agreements and related interests that we have taken by assignment were acquired without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory rights and interests to conduct our operations on such lands. We have no knowledge of any challenge to the underlying title of any material real estate interests held by us or to our title to any material real property agreements, and we believe that we have satisfactory title to all of our material real estate interests.

We hold various rights and interests to receive, deliver and handle water in connection with Noble's production operations, or, collectively, Water Interests, that also were obtained by Noble or its predecessor in interest and transferred to us. Pursuant to these Water Interests, Noble retains title to the water. In the future, we will also acquire additional Water Interests in our own name or by transfer from Noble as necessary to conduct such operations. We are not aware of any challenges to any Water Interests or to the use of any water or water rights related to Water Interests. With respect to our third party customer, we will not take title to the water that we handle and will only have the right to receive, deliver and handle such water.

Under our omnibus agreement, Noble will indemnify us for any failure to have certain real estate interests, Real Estate Agreements or Water Interests necessary to own and operate our assets in substantially the same manner that they were owned and operated prior to the closing of this offering. Noble's indemnification obligation will be limited to losses for which we notify Noble prior to the third anniversary of the closing of this offering and will be subject to a $500,000 aggregate deductible before we are entitled to indemnification. Some of our Real Estate Agreements and Water Interests may continue to be held by Noble or its affiliates until we have made the appropriate filings in the jurisdictions in which such assets are located and have obtained any consents, approvals and notices that are not obtained or provided prior to transfer. We will make these filings and notices and seek to obtain these consents upon completion of this offering.

Seasonality

Demand for crude oil and natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, certain crude oil and natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. These seasonal anomalies can increase demand for crude oil and natural gas during the summer and winter months and decrease demand for crude oil and natural gas during the spring and fall months. In respect of our completed midstream systems, we do not expect seasonal conditions to have a material impact on our throughput volumes. Severe or prolonged winters may, however, impact our ability to

complete additional well connections or construction projects, which may impact the rate of our growth. In addition, severe weather may also impact or slow the ability of Noble to execute its drilling and development plan and increase operating expenses associated with repairs or anti-freezing operations.

Competition

As a result of our relationship with Noble and the long-term dedications to our midstream assets, we do not compete with other midstream companies to provide Noble with midstream services to its existing upstream assets in Weld County, Colorado, and we will not compete for Noble's business as it continues to develop upstream production in Weld County, Colorado. Although Noble will continue to use third party service providers for certain midstream services in the Delaware Basin until the expiration or termination of certain pre-existing dedications, we will not compete for Noble's business in the Delaware Basin after the expiration of such dedications. However, we will face competition in providing services on the acreage that is subject to our ROFR rights because Noble is only required to dedicated such acreage to us if we are able to offer services to Noble on the same or better terms as the applicable third party service provider.

As we seek to expand our crude oil and water-related midstream services, we will face a high level of competition, including major integrated crude oil and natural gas companies, interstate and intrastate pipelines, and companies that gather, compress, treat, process, transport, store or market natural gas. As we seek to expand to provide midstream services to third party producers, we will also face a high level of competition. Competition is often the greatest in geographic areas experiencing robust drilling by producers and during periods of high commodity prices for crude oil, natural gas or NGLs.

Regulation of Operations

The midstream services we provide are subject to regulations that may affect certain aspects of our business and the market for our services.

Safety and Maintenance Regulation

We are subject to regulation by the United States Department of Transportation, or DOT, under HLPSA, and comparable state statutes with respect to design, installation, testing, construction, operation, replacement and management of pipeline facilities. HLPSA covers petroleum and petroleum products, including NGLs and condensate, and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to file certain reports and provide information as required by the United States Secretary of Transportation. These regulations include potential fines and penalties for violations. We believe that we are in compliance in all material respects with these HLPSA regulations.

We are also subject to the NGPSA, and the Pipeline Safety Improvement Act of 2002. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities while the Pipeline Safety Improvement Act establishes mandatory inspections for all United States crude oil and natural gas transportation pipelines and some gathering pipelines in high-consequence areas within ten years. DOT, through the PHMSA, has developed regulations implementing the Pipeline Safety Improvement Act that requires pipeline operators to implement integrity management programs, including more frequent inspections and other safety protections in areas where the consequences of potential pipeline accidents pose the greatest risk to people and their property.

The Pipeline Safety and Job Creations Act, enacted in 2012, amended the HLPSA and NGPSA and increased safety regulation. This legislation doubles the maximum administrative fines for safety violations from $100,000 to $200,000 for a single violation and from $1.0 million to $2.0 million for a related series of violations, and provides that these maximum penalty caps do not apply to civil enforcement actions, establishes additional safety requirements for newly constructed pipelines, and requires studies of certain safety issues that

could result in the adoption of new regulatory requirements for existing pipelines, including the expansion of integrity management, use of automatic and remote-controlled shut-off valves, leak detection systems, sufficiency of existing regulation of gathering pipelines, use of excess flow valves, verification of maximum allowable operating pressure, incident notification, and other pipeline-safety related requirements. PHMSA has undertaken rulemaking to address many areas of this legislation. For example, in addition, in 2016, PHMSA announced a proposal to expand integrity management requirements and impose new pressure testing requirements on regulated pipelines. The proposal would also significantly expand the regulation of gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. Extending the integrity management requirements to our gathering pipelines would impose additional obligations on us and could add material cost to our operations. In addition, any material penalties or fines issued to us under these or other statues, rules, regulations or orders could have an adverse impact on our business, financial condition, results of operation and cash flows.

States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing intrastate pipeline regulations at least as stringent as the federal standards. The Colorado Public Utilities Commission is the agency vested with intrastate natural gas pipeline regulatory and enforcement authority in Colorado. The Commission's regulations adopt by reference the minimum federal safety standards for the transportation of natural gas. We do not anticipate any significant problems in complying with applicable federal and state laws and regulations in Colorado. Our natural gas transmission and regulated gathering pipelines have ongoing inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.

In addition, we are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. Moreover, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We and the entities in which we own an interest are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above specified thresholds, or any process which involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. Flammable liquids stored in atmospheric tanks below their normal boiling point without the benefit of chilling or refrigeration are exempt from these standards. Also, the Department of Homeland Security and other agencies such as the EPA continue to develop regulations concerning the security of industrial facilities, including crude oil and natural gas facilities. We are subject to a number of requirements and must prepare Federal Response Plans to comply. We must also prepare Risk Management Plans under the regulations promulgated by the EPA to implement the requirements under the Clean Air Act to prevent the accidental release of extremely hazardous substances. We have an internal program of inspection designed to monitor and enforce compliance with safeguard and security requirements. We believe that we are in compliance in all material respects with all applicable laws and regulations relating to safety and security.

FERC and State Regulation of Natural Gas and Crude Oil Pipelines

The FERC's regulation of crude oil and natural gas pipeline transportation services and natural gas sales in interstate commerce affects certain aspects of our business and the market for our products and services.

Natural Gas Gathering Pipeline Regulation

Section 1(b) of the Natural Gas Act of 1938, or NGA, exempts natural gas gathering facilities from the jurisdiction of the FERC under the NGA. We believe that our natural gas gathering facilities meet the traditional

tests the FERC has used to establish a pipeline's status as a gathering pipeline and therefore our natural gas gathering facilities should not be subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of frequent litigation and varying interpretations and the FERC determines whether facilities are gathering facilities on a case by case basis, so the classification and regulation of our gathering facilities may be subject to change based on future determinations by the FERC, the courts, or Congress. If the FERC were to determine that all or some of our gathering facilities or the services provided by us are not exempt from FERC regulation, the rates for, and terms and conditions of, services provided by such facilities would be subject to regulation by the FERC, which could in turn decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flows.

The Energy Policy Act of 2005, or EPAct 2005, amended the NGA to add an anti-market manipulation provision. Pursuant to the FERC's rules promulgated under EPAct 2005, it is unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to FERC jurisdiction: (1) to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit a material fact; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 provided the FERC with substantial enforcement authority, including the power to assess civil penalties of up to $1.0 million per day per violation, to order disgorgement of profits and to recommend criminal penalties. Failure to comply with the NGA, EPAct 2005 and the other federal laws and regulations governing our business can result in the imposition of administrative, civil and criminal remedies.

Colorado regulation of gathering facilities includes various safety, environmental and ratable take requirements. Our purchasing, gathering and intrastate transportation operations are subject to Colorado's ratable take statute, which provides that each person purchasing or taking for transportation crude oil or natural gas from any owner or producer shall purchase or take ratably, without discrimination in favor of any owner or producer over any other owner or producer in the same common source of supply offering to sell his crude oil or natural gas produced therefrom to such person. This statute has the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to transport natural gas. The ratable take statute is in the enabling legislation of the Colorado Oil and Gas Conservation Commission, or the COGCC.

The COGCC regulations require operators of natural gas gathering lines to file several forms and provide financial assurance, and they also impose certain requirements on gathering system waste. Moreover, the COGCC probably retains authority to regulate the installation, reclamation, operation, maintenance, and repair of gathering systems should the agency choose to do so. Should the COGCC exercise this authority, the consequences for the partnership will depend upon the extent to which the authority is exercised. We cannot predict what effect, if any, the exercise of such authority might have on our operations

Our natural gas gathering facilities are not subject to rate regulation or open access requirements by the Colorado Public Utilities Commission. However, the Colorado Public Utilities Commission requires us to register as pipeline operators, pay assessment and registration fees, undergo inspections and report annually on the miles of pipeline we operate.

Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Although Colorado does not have complaint-based regulation, additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Crude Oil Pipeline Regulation

Pipelines that transport crude oil in interstate commerce are subject to regulation by the FERC pursuant to the Interstate Commerce Act, or ICA, the Energy Policy Act of 1992, and related rules and orders. The ICA requires, among other things, that tariff rates for common carrier crude oil pipelines be "just and reasonable" and not unduly discriminatory and that such rates and terms and conditions of service be filed with the FERC. The ICA permits interested persons to challenge proposed new or changed rates. The FERC is authorized to suspend the effectiveness of such rates for up to seven months, though rates are typically not suspended for the maximum allowable period. If the FERC finds that the new or changed rate is unlawful, it may require the carrier to pay refunds for the period that the rate was in effect. The FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to 2 years prior to the filing of a complaint. The rates charged for crude oil pipeline services are generally based on a FERC-approved indexing methodology, which allows a pipeline to charge rates up to a prescribed ceiling that changes annually based on the year-to-year change in the PPI. A rate increase within the indexed rate ceiling is presumed to be just and reasonable unless a protesting party can demonstrate that the rate increase is substantially in excess of the pipeline's operating costs. During the five-year period commencing July 1, 2011 and ending June 30, 2016, pipelines have been permitted by the FERC to adjust these indexed rate ceilings annually by the PPI plus 2.65%. On June 30, 2015, the FERC issued its Notice of Inquiry requesting comments on its five year review of the index level in which the FERC proposes an index level between PPI plus 2.0% and PPI plus 2.4% for the five-year period commencing July 1, 2016. As an alternative to this indexing methodology, pipelines may also choose to support changes in their rates based on a cost-of-service methodology, by obtaining advance approval to charge "market-based rates," or by charging "settlement rates" agreed to by all affected shippers.

Currently, only the crude oil gathering system servicing the East Pony IDP transports crude oil in interstate commerce. We have been granted a temporary waiver of the tariff and reporting requirements for this crude oil gathering system. Therefore, currently the FERC's regulation of our crude oil gathering system servicing the East Pony IDP is limited to requiring us to maintain our books and records consistent with the FERC's recordkeeping requirements.

In addition to the crude oil gathering system servicing the East Pony IDP, we own interests in other crude oil gathering pipelines that do not provide interstate services and are not subject to regulation by the FERC. However, the distinction between FERC-regulated interstate pipeline transportation, on the one hand, and intrastate pipeline transportation, on the other hand, is a fact-based determination. The classification and regulation of these crude oil gathering pipelines are subject to change based on future determinations by the FERC, federal courts, Congress or by regulatory commissions, courts or legislatures in the states in which the our crude oil gathering pipelines are located. We cannot provide assurance that the FERC will not in the future, either at the request of other entities or on its own initiative, determine that some or all of our gathering pipeline systems and the services we provide on those systems are within the FERC's jurisdiction. If it was determined that some or all of our gathering pipeline systems are subject to the FERC's jurisdiction under the ICA, and are not otherwise exempt from any applicable regulatory requirements, the imposition of possible cost-of-service rates and common carrier requirements on those systems could adversely affect the results of our operations on those systems.

Other Crude Oil and Natural Gas Regulation

The State of Colorado is engaged in a number of initiatives that may impact our operations directly or indirectly. To the extent that the State of Colorado adopts new regulations that impact Noble, as our primary current customer, the impact of these regulations on Noble production activity may result in decreased demand from Noble for the services we provide.

In 2014, by executive order, Colorado Governor Hickenlooper created a 21-member Oil and Gas Task Force (Task Force) made up of representatives of local governments, civic entities, environmental organizations and

industry for the purpose of making recommendations regarding oil and gas development in communities. After 18 months the Task Force, which included a representative from Noble, concluded its activities on February 27, 2015. Nine recommendations were sent to the governor, seven of which were unanimously supported by members of the Task Force. All nine recommendations have been adopted by legislation or regulation. The COGCC completed work on new rules which govern the siting of large oil and gas operations in urban areas and require greater coordination of drilling operations with local governments. These new rules took effect in March 2016 and there is strong public support for them to be implemented.

Earlier in 2016, the State of Colorado approved for signature gathering four ballot measures which would impact oil and gas operations. Measure 40, which would grant local communities self-governance and the opportunity to ban certain businesses from operating in their jurisdictions, has been withdrawn. Measure 63, which would establish a constitutional right to a healthy environment and provide local governments the obligation to protect the environment, was abandoned when proponents did not submit signatures by the deadline described below. Measure 75 would grant local governments control over oil and gas development, notwithstanding state law. Measure 78 would require that all new oil and gas facilities be located 2,500 feet from occupied structures and an expansive list of landscape features called "areas of special concern." If implemented, Measure 78 would significantly and adversely impact future oil and gas operations and has strong opposition from the oil and gas industry, the governor and the business community.

Proponents delivered signatures on August 8, 2016 for Measures 75 and 78. The process to validate signatures has been initiated, and a final ruling on whether sufficient signatures have been obtained in order to include these initiatives on the November 2016 ballot could take up to four weeks. On August 29, 2016, the Colorado Secretary of State announced that the proponents of these measures did not secure the required number of valid signatures. As a result, none of these measures have met the criteria for inclusion on the November 2016 ballot. However, the process is subject to appeal and while we are confident the measures will remain excluded from the November 2016 ballot, we cannot predict with absolute certainty the outcome of any such appeal.

In February 2013, the COGCC approved new setback rules for crude oil and natural gas wells and production facilities located in close proximity to occupied buildings. Previously, the COGCC allowed setback distances of 150 feet in rural areas and 350 feet in high density urban areas. These have been increased to a uniform 500-foot statewide setback from occupied buildings and 1,000 feet from high occupancy building units. The new setback rules also require operators to utilize increased mitigation measures to limit potential drilling impacts to surface owners and the owners of occupied building units. In addition, the new rules require advance notice to surface owners, the owners of occupied buildings and local governments prior to the filing of an Application for Permit to Drill or Oil and Gas Location Assessment as well as expanded outreach and communication efforts by an operator.

We continue to monitor proposed and new regulations and legislation in all our operating jurisdictions to assess the potential impact on our company. Concurrently, we are engaged in extensive public education and outreach efforts with the goal of engaging and educating the general public and communities about the economic and environmental benefits of safe and responsible crude oil and natural gas development.

Environmental Matters

General

Our gathering pipelines, crude oil treating facilities and saltwater facilities are subject to certain federal, state and local laws and regulations governing the emission or discharge of materials into the environment or otherwise relating to the protection of the environment.

As an owner or operator of these facilities, we comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

- requiring the acquisition of permits to conduct regulated activities;
- restricting the way we can handle or dispose of our materials or wastes;

- limiting or prohibiting construction, expansion, modification and operational activities based on National Ambient Air Quality Standards (NAAQS) and in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered species;

- requiring remedial action to mitigate pollution conditions caused by our operations or attributable to former operations;

- enjoining, or compelling changes to, the operations of facilities deemed not to be in compliance with permits issued pursuant to such environmental laws and regulations;

- requiring noise, lighting, visual impact, odor or dust mitigation, setbacks, landscaping, fencing and other measures; and

- limiting or restricting water use.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining current and future operations. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for property damage or possibly personal injury allegedly caused by the release of substances or other waste products into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. When possible, we attempt to anticipate future regulatory requirements that might be imposed and plan accordingly to manage the costs of such compliance.

Our producers are subject to various environmental laws and regulations, including the ones described below, and could similarly face suspension of activities or substantial fines and penalties or other costs resulting from noncompliance with such laws and regulations. Any costs incurred to comply with or fines and penalties imposed related to alleged violations of environmental law that have the potential to impact or curtail production from the producers utilizing our midstream assets could subsequently reduce throughput on our systems and in turn adversely affect our business and results of operations.

Climate Change and Air Quality Standards

Our operations are subject to the CAA, and comparable state and local requirements. The CAA contains provisions that may result in the imposition of certain pollution control requirements with respect to air emissions from our operations. We may be required to incur certain capital expenditures for air pollution control equipment in connection with maintaining or obtaining preconstruction and operating permits and approvals addressing other air emission-related issues.

For example, in February 2014, Colorado's Air Quality Control Commission approved comprehensive changes to rules governing crude oil and natural gas activities in the state, including the nation's first-ever regulations designed to detect and reduce methane emissions. The EPA is also acting to increase the requirements associated with methane releases from crude oil and natural gas activities. In May 2016, the EPA finalized new regulations that set methane emission standards for new and modified oil and natural gas production and natural gas processing and transmission facilities as part of the Administration's efforts to reduce methane emissions from the oil and natural gas sector by up to 45% from 2012 levels by 2025. The EPA has also announced that it intends to propose similar standards for existing sources. The EPA also finalized rules in 2016 that clarify when crude oil and natural gas sites should be aggregated for purposes of air permitting, which could increase our compliance and permitting costs. These rules generally include requirements for pneumatic devices

165

and storage tanks to minimize leaks, as well as requirements for a leak detection and repair program. These regulations could result in increased costs for our operations and for the operations of Noble.

Moreover, on June 2, 2015, the U.S. District Court of Colorado entered as a final judgment a Consent Decree between the United States, the State of Colorado and Noble to improve air emission control systems at a number of its condensate storage tanks, and certain of these storage tank systems were transferred to the Partnership after the Consent Decree was entered into and remain subject to such Consent Decree. The Consent Decree requires, in accordance with a schedule (i) the performance of injunctive relief that will—among other things—evaluate, monitor, verify, and report on the adequate design, operation, and maintenance of certain aspects of tank systems to handle potential peak instantaneous vapor flow rates and (ii) the completion of certain environmental mitigation actions and supplemental environmental projects that may impact certain tank systems and payment of civil penalties.

Also, in October 2015, the EPA issued final regulations that lower the National Ambient Air Quality Standard, or NAAQS, for ozone from 75 parts per billion, or ppb, for both the 8-hour primary and secondary standards, to 70 ppb. The EPA intends to designate attainment and nonattainment areas by October 2017, and states with moderate or higher nonattainment areas must submit state implementation plans by October 2021. Under the 75 ppb ozone NAAQS, Colorado anticipated that its current marginal ozone nonattainment status would be replaced with a moderate nonattainment designation for ozone in 2016. As a result, Colorado set in motion a process to develop a revised state implementation plan to reduce ozone levels with an expectation that the Air Quality Control Commission would consider adoption of a revised state implementation plan in late 2016. While the revision to the ozone NAAQS is not directly applicable to our operations, its adoption may require Colorado to further reconsider its current state implementation plan development and enact additional regulations beyond those currently contemplated to further control emissions of volatile organic compounds and nitrogen oxides from certain sources, which could apply to our operations and result in increased compliance costs. In addition, the EPA finalized rules in May 2016 to resolve how sources of emissions from the crude oil and natural gas sector should be aggregated under CAA permit programs.

Colorado Air Compliance Order on Consent In December 2015, we received a proposed Compliance Order on Consent (COC) from the Colorado Department of Public Health and Environment's Air Pollution Control Division (APCD) to resolve allegations of noncompliance associated with certain engines subject to various General Permit 02 conditions and/or individual permit conditions as well as certain emission control devices subject to various individual permit conditions that applied to assets currently owned and operated by both Noble and Noble Midstream Services, LLC, or Operating. In May of 2016, prior to this offering at a time when Noble owned all of the interests in us and our subsidiaries, including Operating, Noble reached a final resolution with APCD on behalf of itself and Operating and Colorado River DevCo LP, which requires completion of compliance testing, modification of certain permits, payment of a civil penalty of $44,695.00, and an expenditure of no less than $178,780.00 on an approved Supplement Environmental Project. This resolution is not believed to have a material adverse effect on our financial position, results of operations or cash flows, and Noble has agreed to fully indemnify us for all matters relating hereto under our omnibus agreement.

Compliance with these or other new legal requirements could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact our business.

In response to findings that emissions of carbon dioxide, methane and other GHGs, present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA, that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources that emit GHGs. We currently do not operate any Title V sources, but our facilities could become subject to Title V permitting requirements in the future. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. These EPA rulemakings

could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore crude oil and natural gas production sources in the U.S. on an annual basis.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil and natural gas we gather. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have a materially adverse effect on our operations or Noble's exploration and production operations, which in turn could affect demand for our services.

Hazardous Substances and Waste

Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances or solid wastes, including petroleum hydrocarbons. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas at a facility where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Despite the "petroleum exclusion" of CERCLA Section 101(14) that currently encompasses crude oil and natural gas, we may nonetheless handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate solid wastes, including hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain petroleum production wastes are excluded from RCRA's hazardous waste regulations. However, it is possible that these wastes, which could include wastes currently generated during our operations, will in the future be designated as hazardous wastes and therefore be subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses.

We currently own or lease properties where petroleum hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these petroleum hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes

disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We are not currently aware of any facts, events or conditions relating to the application of such requirements that could reasonably have a material impact on our operations or financial condition.

Water

The Federal Water Pollution Control Act of 1972, also referred to as the Clean Water Act, or CWA, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters. Pursuant to the CWA and analogous state laws, permits must be obtained to discharge pollutants into state and federal waters. Provisions of the CWA require authorization from the U.S. Army Corps of Engineers, or the Corps, prior to the placement of dredge or fill material into jurisdictional waters. On June 29, 2015, the EPA and the Corps published the final rule defining the scope of the EPA's and Corps' jurisdiction, known as the "Clean Water Rule." The rule has been challenged in multiple federal courts; however, at this time, we cannot predict the outcome of this litigation. To the extent the rule expands the scope of the CWA's jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.

The CWA also requires implementation of spill prevention, control and countermeasure plans, also referred to as "SPCC plans," in connection with on-site storage of threshold quantities of crude oil. In some instances we may also be required to develop a Facility Response Plan that demonstrates our facility's preparedness to respond to a worst case crude oil discharge. The CWA imposes substantial potential civil and criminal penalties for non-compliance. The EPA has promulgated regulations that require us to have permits in order to discharge certain types of stormwater. The EPA recently issued a revised general stormwater permit for industrial activities that, among other things, enhances provisions related to threatened endangered species eligibility procedures. The EPA has entered into agreements with certain states in which we operate whereby the permits are issued and administered by the respective states. These permits may require us to monitor and sample the stormwater discharges. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities. In 2015, Colorado adopted new rules for crude oil and natural gas developments within floodplains and sampling of groundwater for hydrocarbons and other indicators before and after drilling crude oil and natural gas wells. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

The Oil Pollution Act of 1990, or OPA, addresses prevention, containment and cleanup, and liability associated with crude oil pollution. OPA applies to vessels, offshore platforms, and onshore facilities, including terminals, pipelines, and transfer facilities. OPA subjects owners of such facilities to strict liability for containment and removal costs, natural resource damages, and certain other consequences of crude oil spills into jurisdictional waters. Any unpermitted release of petroleum or other pollutants from our operations could result in government penalties and civil liability under OPA.

Hydraulic Fracturing

We do not conduct hydraulic fracturing operations, but substantially all of Noble's crude oil and natural gas production on our dedicated acreage is developed from unconventional sources, such as shale, that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states and local governments, including those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure or well construction requirements on hydraulic fracturing operations, or otherwise seek to ban some or all of these activities. Recently, however, several federal agencies

have asserted jurisdiction over the process. For example, the EPA, has moved forward with various regulatory actions, including the issuance of new regulations requiring green completions for hydraulically fractured wells, emission requirements for certain midstream equipment, and an Advanced Notice of Proposed Rulemaking seeking comment on its intent to develop regulations under the Toxics Substances and Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Also, in June 2016, the EPA finalized rules which to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Certain environmental groups have also suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

Endangered Species

The Endangered Species Act, or ESA, and analogous state laws restrict activities that may affect listed endangered or threatened species or their habitats. If endangered species are located in areas where we operate, our operations or any work performed related to them could be prohibited or delayed or expensive mitigation may be required. While some of our operations may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in compliance with the ESA. In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to review and consider the listing of numerous species as endangered under the ESA by no later than the completion of the agency's 2017 fiscal year. Additional listings under the ESA and similar state laws could result in the imposition of restrictions on our operations and consequently have a material adverse effect on our business.

National Environmental Policy Act

Our operations on federal lands are subject to the National Environmental Policy Act, or NEPA. Under NEPA, federal agencies, including the Department of Interior must evaluate major agency actions having the potential to significantly impact the environment. This review can entail a detailed evaluation including an Environmental Impact Statement. This process can result in significant delays and may result in additional limitations and costs associated with projects on federal lands.

Employees

The officers of our general partner will manage our operations and activities. All of the employees required to conduct and support our operations will be employed by Noble and be subject to the operational services and secondment agreement that we will enter into with Noble. As of December 31, 2015, Noble employed approximately 80 people who will provide direct support to our operations pursuant to the operational services and secondment agreement. Noble considers its relations with its employees to be satisfactory. Please read "Certain Relationships and Related Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement."

Insurance

Our business is subject to all of the inherent and unplanned operating risks normally associated with the gathering and treating of water, crude oil and natural gas and the distribution and storage of water. Such risks include weather, fire, explosion, pipeline disruptions and mishandling of fluids any of which could result in damage to, or destruction of, gathering and storage facilities and other property, environmental pollution, injury to persons or loss of life. As protection against financial loss resulting from many, but not all of these operating

hazards, pursuant to the terms of the omnibus agreement, we will reimburse Noble for maintaining insurance coverage, including certain physical damage, business interruption, employer's liability, third party liability and worker's compensation insurance. Our general partner believes this insurance is appropriate and consistent with industry practice. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. Our insurance coverage may be provided by an affiliate of Noble or may be shared with Noble. To the extent Noble experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased.

Legal Proceedings

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently subject to any material litigation.

MANAGEMENT

Management of Noble Midstream Partners LP

We are managed by the directors and executive officers of our general partner, Noble Midstream GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Noble owns all of the membership interests in our general partner and has the right to appoint the entire board of directors of our general partner, including our independent directors. Our unitholders are not entitled to elect the directors of our general partner's board of directors or to directly or indirectly participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have five directors, including one director nominee who will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE. In accordance with the NYSE's phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that Hallie A. Vanderhider, our director nominee who will become a member of our board of directors prior to or in connection with the listing of our common units on the NYSE, is independent under the independence standards of the NYSE.

In evaluating director candidates, Noble will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors of our general partner to fulfill their duties.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our business, which we expect to be primarily handled through the omnibus agreement that will be entered into at the closing of this offering. In addition, pursuant to the operational services and secondment agreement that will be entered into at the closing of this offering, certain of Noble's employees will be seconded to our general partner to provide operational services and related management services with respect to our business under the direction and control of our general partner. All of the employees that conduct our business will be employed or contracted by our general partner and its affiliates, including Noble, but we sometimes refer to these individuals in this prospectus as our employees.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE's corporate governance requirements, including:

- the requirement that a majority of the board of directors of our general partner consist of independent directors;

- the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

- the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner's board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, unitholders will not have the same protections afforded to equity holders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE's corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee, and may have such other committees (including a conflicts committee) as the board of directors shall determine from time to time.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that Hallie A. Vanderhider will serve as the initial member of the audit committee. We expect that Hallie A. Vanderhider will satisfy the definition of audit committee financial expert for purposes of the SEC's rules. Noble will appoint a second member to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and appoint a third member to the audit committee within one year following such effective date.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least two members of the board of directors of our general partner will serve on the conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including Noble), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our long-term incentive plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Directors, Director Nominee and Executive Officers of Noble Midstream GP LLC

Directors are appointed by Noble, the owner of our general partner, and hold office until their successors have been appointed or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table presents information for the directors, director nominee and executive officers of Noble Midstream GP LLC as of July 15, 2016. Our director nominee will become a member of the board of directors of our general partner prior to or in connection with the listing of our common units on the NYSE.

Name	Age	Position with Our General Partner
Terry R. Gerhart	55	Chief Executive Officer and Director
Kenneth M. Fisher	54	Chairman of the Board of Directors
Charles J. Rimer	58	Director
Gary W. Willingham	52	Director
Hallie A. Vanderhider	58	Director Nominee
John F. Bookout, IV	30	Chief Financial Officer
Thomas W. Christensen	34	Chief Accounting Officer
John C. Nicholson	31	Chief Operating Officer

Terry R. Gerhart was appointed Chief Executive Officer and as a Director of our general partner in October 2015. Mr. Gerhart has over 32 years of experience in the oil and gas industry. Mr. Gerhart currently serves as Vice President, Global Operations Services for Noble, which he was appointed in September 2015. At Noble, Mr. Gerhart previously served as Vice President Africa from April 2013 to September 2015, Vice President Eastern Mediterranean Operations from August 2011 to April 2013, and Vice President International Non-Operated Assets and Global Gas Monetization from December 2009 to August 2011. He began his career with Atlantic Richfield as a petroleum engineer holding various engineering, operations and management positions of increasing importance. He was part of the team that started the US independent Vastar Resources, worked later as an executive for BP, and then with a technology based exploration start-up company before joining Noble. During his career, he has helped design, construct, operate, and manage upstream oil and gas gathering and treatment facilities, natural gas processing plants, and offshore production facilities throughout the world. We believe that Mr. Gerhart's substantial prior experience with Noble and other companies engaged in energy-related businesses will provide the board of directors with valuable insight.

Kenneth M. Fisher was appointed as Chairman of the board of directors of our general partner in October 2015. Mr. Fisher serves as Executive Vice President and Chief Financial Officer of Noble, which he was elected to in April 2014, previously serving as Senior Vice President and Chief Financial Officer from November 2009. Before joining Noble, Mr. Fisher served in a number of senior leadership roles at Shell from 2002 to 2009, including as Executive Vice President of Finance for Upstream Americas, Director of Strategy & Business Development for Royal Dutch Shell plc in The Hague, Executive Vice President of Strategy and Portfolio for Global Downstream in London and CFO of Shell Oil Products US responsible for US downstream finance operations including Shell Pipeline Company. Prior to joining Shell in 2002, Mr. Fisher held senior finance positions within business units of General Electric Company. Mr. Fisher currently serves as a director of CONE Midstream Partners LP. We believe Mr. Fisher's energy industry and financial experience provides the board of directors of our general partner with valuable experience in our financial and accounting matters.

Charles J. Rimer was appointed to the board of directors of our general partner in October 2015. Mr. Rimer currently serves as Senior Vice President of Noble, which he was appointed to in April 2013, and is currently responsible for Noble's U.S. onshore operations. He previously served as Vice President of Operations Services for Noble from 2012 and managed Noble's international West Africa, non-operated and new ventures division from 2002. His prior roles encompassed the construction, startup, and operations of Noble's midstream treating and measurement facilities in West Africa. He also was responsible for Noble's worldwide Major Projects

Division prior to his current assignment. Prior to joining Noble, he held various positions at ARCO, Vastar and Aspect Resources. We believe Mr. Rimer's extensive knowledge of the energy industry and our DJ Basin operations will provide the board of directors of our general partner with valuable experience.

Gary W. Willingham was appointed to the board of directors of our general partner in October 2015. Mr. Willingham currently serves as Executive Vice President of Operations for Noble, which he was appointed to in October 2014, and is currently responsible for Noble's global development, production and facilities operations, drilling, major projects and supply chain activities. Mr. Willingham previously served as Senior Vice President of Noble's U.S. onshore operations, which included responsibility for the DJ Basin midstream assets, beginning in April 2013, and prior to that as Vice President of Strategic Planning, Environmental Analysis and Reserves beginning in 2008. Prior to joining the Company, he held various engineering and commercial positions at ARCO, Vastar Resources and BP America. We believe Mr. Willingham's familiarity with Noble's operations and experience in the energy industry provide the board of directors of our general partner with valuable experience.

Hallie A. Vanderhider currently serves as the Managing Partner of Catalyst Partners, LLC, which position she has held since May of 2013. Previously, she served as a member of the board of directors and as the President and Chief Operating Officer at Black Stone Minerals Company, L.P. ("Black Stone"), from October 1, 2007 through May 31 of 2013. She joined Black Stone in 2003 and served as its Executive Vice President and Chief Financial Officer until being appointed as the President and Chief Operating Officer in 2007. Ms. Vanderhider served as Chief Financial Officer of EnCap Investments L.P. and served in a variety of positions at Damson Oil Corp., including as Chief Accounting Officer. In addition, she served on the following boards of directors: Mississippi Resources LLC, from August of 2014 to February 2016; PetroLogistics GP LLC, from April 2013 to July 2014; Bright Horizons LLC from October of 2013 to January 2016 and Grey Rock Energy Management LLC from August of 2013 to present. We believe that Ms. Vanderhider's previous experience with master limited partnerships and the natural resource industry, as well as her knowledge of financial statements, provide her the necessary skills to be a member of the board of directors of our general partner.

John F. Bookout, IV was appointed Chief Financial Officer in October 2015. Mr. Bookout joined Noble in July 2014 and has most recently been responsible for financial management, planning, business development, and mergers and acquisitions related to Noble's US onshore midstream activities, including the structuring of CONE Midstream Partners, L.P. and the structuring of this initial public offering. Mr. Bookout also served as an advisor to Noble in the Corporate Finance and Treasury group beginning in July 2014. From September 2009 until joining Noble, Mr. Bookout was an Associate at Global Infrastructure Partners.

Thomas W. Christensen was appointed Chief Accounting Officer in August 2016. He previously served as Corporate Finance Manager in Noble's Treasury group since joining the Company following its acquisition of Rosetta Resources in July 2015. Mr. Christensen joined Rosetta Resources in September 2009 and served in positions of increasing responsibility, including most recently serving as its Assistant Controller overseeing SEC reporting, corporate accounting, income taxes and technical accounting matters. Prior to joining Rosetta, Mr. Christensen worked as an auditor in PricewaterhouseCoopers's energy practice. Mr. Christensen is a certified public accountant.

John C. Nicholson was appointed Chief Operating Officer in October 2015. Mr. Nicholson has eight years of experience in the oil and gas industry and with Noble, having joined Noble in June 2007. During this time, Mr. Nicholson has held various positions, including most recently serving as an Investor Relations Advisor for Noble from July 2014 until his appointment to Chief Operating Officer and from January 2012 to July 2014 served as a Project Manager for a deepwater development offshore West Africa.

Board Leadership Structure

Although the chief executive officer of our general partner currently does not also serve as the chairman of the board, the board of directors of our general partner has no policy with respect to the separation of the offices

of chairman of the board of directors and chief executive officer. Instead, that relationship will be defined and governed by the amended and restated limited liability company agreement of our general partner to be entered into in connection with the closing of this offering, which will permit the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Noble. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017." The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Compensation of Our Officers and Directors

Executive Compensation

We and our general partner were formed in December 2014. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors or executive officers for the 2014 fiscal year or prior periods. Because our general partner's executive officers are employed by Noble, compensation of the executive officers will be set and paid by Noble. Our general partner has not entered into any employment agreements with any of its executive officers. We expect that compensation for our general partner's executive officers in 2016 will continue to be determined and structured under Noble's compensation programs. Under our operational services and secondment agreement with Noble, we will reimburse Noble for the portion of our executive officers' compensation that is attributable to the management of the operational aspects of our business. The compensation for the other executive officers is embedded in the flat fee that Noble will charge to us under the omnibus agreement. See "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement" and "Risk Factors—Risks Related to Our Business—We do not have any officers or employees and rely on officers of our general partner and employees of Noble." Following the consummation of this offering, we expect that:

- John F. Bookout, IV, our Chief Financial Officer, John C. Nicholson, our Chief Operating Officer and Thomas W. Christensen, our Chief Accounting Officer, will devote substantially all of their time managing our business and affairs;

- Terry R. Gerhart, our Chief Executive Officer, is also an officer of Noble and will devote the majority of his time to his position at Noble. As needed, he will also spend time directly managing our business and affairs.

Our general partner's executive officers, as well as the employees of Noble who provide services to us, may participate in employee benefit plans and arrangements sponsored by Noble, including plans that may be established in the future, and certain of such officers and employees of Noble who provide services to us currently hold grants under Noble's equity incentive plans and will retain these grants after the completion of this offering.

Compensation of Our Directors

The officers or employees of our general partner or Noble who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. In connection with this offering, directors of our general partner who are not officers or employees of our general partner or Noble, or "non-employee directors," will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will consist of the following:

- an annual retainer of $60,000;

- an additional annual retainer of $20,000 for service for each of the chair of the audit committee and the conflicts committee; and

- an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $120,000.

Non-employee directors will also receive reimbursement for out-of-pocket expenses they incur in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the Noble Midstream Partners LP 2016 Long-Term Incentive Plan, or our LTIP, under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 1,860,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The LTIP may also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant's continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash or in units (including restricted units) or any combination thereof as the plan administrator of the LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an "equity restructuring" event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator of the LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a grantee's membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Noble Midstream Partners LP that will be issued upon the completion of this offering and the related transactions and held by:

- each unitholder known by us to beneficially hold 5% or more of our outstanding units;

- each director or director nominee of our general partner;

- each named executive officer of our general partner; and

- all of the directors, director nominee and executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a non-economic general partner interest to our general partner and all of the incentive distribution rights to Noble.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table assumes that the underwriters' option to purchase additional common units is not exercised. The percentage of total common units and subordinated units to be beneficially owned is based on a total of 15,902,584 common units and 15,902,584 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominee and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
Noble Energy, Inc.	3,402,584	21.4%	15,902,584	100%	60.7%
Directors/Named Executive Officers					
Terry R. Gerhart	—	—	—	—	—
Kenneth M. Fisher	—	—	—	—	—
Charles J. Rimer	—	—	—	—	—
Gary W. Willingham	—	—	—	—	—
John F. Bookout, IV	—	—	—	—	—
Thomas W. Christensen	—	—	—	—	—
John C. Nicholson	—	—	—	—	—
Director Nominee					
Hallie A. Vanderhider	—	—	—	—	—
All Directors, Director Nominee and Executive Officers as a group					
(8 persons)	—	—	—	—	—

---

(1) Unless otherwise indicated, the address for all beneficial owners in this table is c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070.

The following table sets forth, as of August 30, 2016, the number of shares of Noble common stock beneficially owned by each of the directors, director nominee and named executive officers of our general partner and all of the directors, director nominee and executive officers of our general partner as a group. The percentage of total shares is based on 429,671,813 shares outstanding as of June 30, 2016. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of August 30, 2016 and the shares underlying restricted stock awards that will be settled within 60 days of August 30, 2016. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of Noble common stock set forth opposite such person's name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Named Executive Officers		
Terry R. Gerhart	120,883	*
Kenneth M. Fisher	504,302	*
Charles J. Rimer	221,914	*
Gary W. Willingham	272,322	*
John F. Bookout, IV	312	*
Thomas W. Christensen	2,416	*
John C. Nicholson	2,760	*
Director Nominee		
Hallie A. Vanderhider	—	—
All Directors, Director Nominee and Executive Officers as a group		
(8 persons)	1,124,909	*

_____

*   Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Noble will own 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a non-economic general partner interest in us and Noble will own all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation/Offering Stage

The consideration received by our general partner and its affiliates, including Noble, prior to or in connection with this offering for the contribution of the controlling interests in our development companies to us . . . .

- 3,402,584 common units (or 1,527,584 common units if the underwriters exercise in full their option to purchase additional common units);

- 15,902,584 subordinated units;

- a distribution of approximately $228.1 million from the net proceeds of this offering (or $263.2 million if the underwriters exercise in full their option to purchase additional common units);

- the incentive distribution rights; and

- a non-economic general partner interest.

Post-IPO Operational Stage

Distributions of available cash to Noble . . . .

We will generally make cash distributions to our unitholders pro rata, including Noble, as holder of an aggregate of 3,402,584 common units and 15,902,584 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by Noble will entitle it to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to make the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Noble would receive an aggregate annual distribution of approximately $29.0 million on its common units and subordinated units (or $26.1 million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations.
	Under our operational services and secondment agreement, we will reimburse Noble for the secondment to our general partner of certain employees who provide operational functions and all personnel in the operational chain of management. The costs and expenses for which we will be required to reimburse Noble and its affiliates will not be subject to any caps or other limits. Please read "—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement" below and "Management—Compensation of Our Officers and Directors."
	Under our omnibus agreement, we pay to Noble a fixed fee for the cost of the general and administrative expenses that we anticipate to receive, which fee is subject to annual redeterminations; *provided, however*, that the fixed fee will not be increased for the first three years following the closing of this offering. In addition, to the extent Noble incurs direct, third-party out-of-pocket general and administrative costs for our exclusive benefit, we will reimburse Noble for such amounts, and we are responsible for directly incurring certain other general and administrative expenses, such as our tax advisors who specialize in master limited partnerships, lawyers and accounting firms. These services will be consistent in nature and quality to the services of such type previously provided by Noble in connection with our assets. Please read "—Agreements with our Affiliates in Connection with the Transactions—Omnibus Agreement"
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.


Agreements with our Affiliates in Connection with the Transactions


We and other parties will enter into the various agreements that will affect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds from this offering. While not the result of arm's-length negotiations, we believe the terms of all of our initial agreements with Noble and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Noble and our general partner that will address the following matters:

- our payment of an annual general and administrative fee, initially in the amount of $6.85 million (prorated for the first year of service), for the provision of certain services by Noble and its affiliates;

- our ROFRs on existing and future acquired assets and the right to provide certain services, including:

  - *East Pony Natural Gas Gathering and Northern Colorado Gas Processing*. The right to provide natural gas processing and natural gas gathering services on approximately 44,000 net acres located in East Pony IDP, the right to acquire approximately 233 miles of natural gas gathering pipelines and two natural gas processing plants,

  - *Eagle Ford Shale*. The right to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in Dimmit and Webb Counties and the right to purchase certain existing crude oil, natural gas and water gathering systems that service a portion of Noble's contiguous acreage in the Eagle Ford Shale,

  - *DJ Basin*. The right to provide crude oil gathering, natural gas gathering and water services on approximately 85,000 net acres in the DJ Basin,

  - *Delaware Basin*. The right to provide natural gas gathering, natural gas processing and fresh water services on the same acreage that is dedicated to us for oil and produced water gathering, which is approximately 40,000 net acres in Delaware Basin, and

  - *Future acquired acreage in the onshore United States*. The right to provide crude oil gathering, natural gas gathering and water services on all acreage that Noble acquires after the date of the Closing that is onshore United States (outside the Marcellus Shale);

- our ROFO to acquire Noble's retained interests in each of our development companies; and

- an indemnity by Noble for certain environmental and other liabilities, and our obligation to indemnify Noble for events and conditions associated with the operations of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Noble is not required to indemnify us.

If Noble ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms. The ROFR and ROFO contained in our omnibus agreement will terminate on the earlier of 15 years from the closing of this offering, the date that Noble no longer controls our general partner and on the written agreement of all parties.

Payment of general and administrative support fee and reimbursement of expenses. We will pay Noble a flat fee, initially in the amount of $6.85 million per year (payable in equal monthly installments and prorated for the first year of service), for the provision of certain general and administrative services for our benefit, including: executive services; financial and administrative services (including treasury and accounting); information technology; in-house legal services; corporate health, safety and environmental services; facility services; human resources services; procurement services; corporate engineering services, including asset integrity and regulatory services; logistical services; asset oversight; business development services; investor relations; tax matters; and public company reporting services.

Once per year, Noble will submit a good faith estimate of the general and administrative services fee based on the services that Noble anticipates providing to us during the following year. The board of directors of our general partner will have the opportunity to review the proposed general and administrative fee for the upcoming year and submit disputes to Noble; *provided, however*, that the fee will not be increased from the initial $6.85 million per year for the first three years following the closing of this offering. If Noble and the board of directors

of our general partner are unable to agree on the amount of the general and administrative fee for any year, Noble and the Partnership will submit their calculations of the fee to an independent auditing firm for review. The determination of the independent auditing firm will be final and binding on Noble and the Partnership with respect to all items included in the general and administrative fee.

Under the omnibus agreement, we will also reimburse Noble for all direct, third-party out-of-pocket costs incurred by Noble in providing these services for our exclusive benefit. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.

Right of first refusal. Under the omnibus agreement, until the earlier of 15 years from the closing of this offering and the date that Noble no longer controls our general partner, if Noble decides to sell, transfer or otherwise dispose of all or any part of the natural gas gathering and natural gas processing facilities that currently service the East Pony IDP or midstream assets located on 31,000 net acres that Noble currently owns in the Eagle Ford Shale, Noble will offer us the opportunity to acquire such assets. In addition, Noble has granted us a ROFR on existing and future acquired assets and the right to provide the following services:

- ***East Pony Natural Gas Gathering and Northern Colorado Gas Processing.*** The services ROFR gives us the right to provide natural gas processing and natural gas gathering services on approximately 44,000 net acres located in East Pony IDP in the event Noble elected to obtain such services from a third party. Today, Noble provides these services for itself, using the assets described below. Noble has granted us a ROFR on the right to buy these assets in the event Noble elects to sell them:

  - Approximately 233 miles of natural gas gathering pipelines, which had average daily throughput of approximately 36,600 Mcf/d during the six months ended June 30, 2016 (increased 11% from 33,000 Mcf/d during the first half of 2015).

  - Two natural gas processing plants, Lilli and Keota, with combined existing processing capacity of 48,000 Mcf/d. Keota is permitted for an 15,000 Mcf/d expansion to handle approximately 45,000 Mcf/d (bringing total combined processing capacity to 63,000 Mcf/d). Daily processing volumes for Lilli and Keota combined averaged approximately 33,200 Mcf/d during the six months ended June 30, 2016 (increased 85% from 18,000 Mcf/d during the first half of 2015).

- ***Eagle Ford Shale.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in Dimmit and Webb Counties in the event Noble elected to offer these services to a third party. In addition, in the event that Noble elects to sell to a third party the crude oil, natural gas and water gathering systems that currently service Noble's operated acreage in the Eagle Ford, the ROFR gives us the right to purchase these assets that had an average daily throughput of approximately 12.2 MBbl/d of crude oil, 239.3 MMcf/d of natural gas, and 4.2 MBbl/d of water, respectively, during the six months ended June 30, 2016.

- ***DJ Basin.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on approximately 85,000 net acres in the DJ Basin that are not already dedicated to us, and with respect to the acreage already under dedications for certain services, the right to provide the other midstream services in our area of specialty, if they become available.

- ***Delaware Basin.*** The services ROFR gives us the right to provide natural gas gathering, natural gas processing and fresh water services on the same acreage that is dedicated to us for oil and produced water gathering, which is approximately 40,000 net acres in the Delaware Basin.

- ***Future acquired acreage in the onshore United States.*** The services ROFR gives us the right to provide crude oil gathering, natural gas gathering and water services on all acreage that Noble acquires after the date of the Closing that is onshore in the United States (outside of the Marcellus Shale).

The consummation and timing of any acquisition by us of the assets or any provision of midstream services subject to the ROFR will depend upon, among other things, Noble's decision to sell any of the assets subject to the ROFR or Noble's decision to obtain midstream services in the acreage or areas subject to the ROFR and our

ability to reach an agreement with Noble on price and other terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions or expansions of our services pursuant to our ROFR. Please read "Risk Factors—Risks Related to Our Business—We may be unable to grow by acquiring the non-controlling interests in our development companies owned by Noble or midstream assets retained, acquired or developed by Noble, which could limit our ability to increase our distributable cash flow.", "Risk Factors—Risks Related to our Business—While we have been granted a right of first refusal to provide midstream services on all acreage that Noble has or acquires onshore in the United States (other than in the Marcellus Shale), portions of this acreage may be subject to preexisting dedications, rights of first refusal, rights of first offer and other preexisting encumbrances that may require Noble to use third parties for midstream services.", "Risk Factors—Risks Related to our Business—We may not be able to economically accept an offer from Noble for us to provide services with respect to which we have a right of first refusal." and "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Commercial Agreements."

Right of first offer. Under the omnibus agreement, until the earlier of 15 years from the closing of this offering and the date that Noble no longer controls our general partner, if Noble decides to sell any of its retained interests in each of our development companies, Noble must first allow us to make an offer to purchase these interests.

The consummation and timing of any acquisition by us of the interests covered by our ROFO will depend upon, among other things, Noble's decision to sell any of the interests covered by the ROFO and our ability to reach an agreement with Noble on price and other terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our ROFO. Please read "Risk Factors—Risks Related to our Business—We may be unable to grow by acquiring the non-controlling interests in our development companies owned by Noble or midstream assets retained, acquired or developed by Noble, which could limit our ability to increase distributable cash flow."

Indemnification. Under the omnibus agreement, Noble will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences before the closing of this offering and identified prior to the third anniversary of the closing of this offering, and will be subject to a deductible of $500,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a "claim" will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which Noble will indemnify us under the omnibus agreement once we meet the deductible, if applicable. Noble will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, in each case that are identified prior to the third anniversary of the closing of this offering, and will be subject to an aggregate deductible of $500,000 before we are entitled to indemnification.

Noble will also indemnify us for liabilities relating to:

- the consummation of the transactions contemplated by our contribution agreements or the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering;

- events and conditions associated with any assets retained by Noble;

- litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering, which will be subject to an aggregate deductible of $500,000 before we are entitled to indemnification (other than currently pending legal actions, which are not subject to a deductible);

- the failure to have any consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by Noble prior to this offering; and

- all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to Noble's contribution of those assets to us in connection with this offering.

We have agreed to indemnify Noble for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Noble is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify Noble under the omnibus agreement.

Operational Services and Secondment Agreement

We and our general partner will also enter into an operational services and secondment agreement with Noble setting forth the operational services arrangements described below. Our parent will second certain operational, construction, design and management employees and contractors of Noble to our general partner, the Partnership and the Partnership's subsidiaries (collectively the "Partnership Parties") to provide management, maintenance and operational functions with respect to our assets. During their period of secondment, the seconded personnel will be under the direct management and supervision of the Partnership Parties.

The Partnership Parties will reimburse Noble for the cost of the seconded employees and contractors, including their wages and benefits. If a seconded employee or contractor does not devote 100% of his or her time to providing services to the Partnership Parties, then we will reimburse Noble for only a prorated portion of such employee's overall wages and benefits, and the costs associated with contractors based on the percentage of the employee's or contractor's time spent working for the Partnership Parties. The Partnership Parties will reimburse Noble on a monthly basis or at other intervals that Noble and the general partner may agree from time to time.

The operational services and secondment agreement will have an initial term of 15 years and will automatically extend for successive renewal terms of one year each, unless terminated by either party upon at least 30 days' prior written notice before the end of the initial term or any renewal term. In addition, the Partnership Parties may terminate the agreement at any time upon written notice stating the date of termination or reduce the level of services under the agreement at any time upon 30 days' prior written notice.

Commercial Agreements

At the closing of this offering, we will have long-term agreements with Noble for the provision of midstream services. For more information about our operational agreements with Noble, please read "Business— Our Commercial Agreements with Noble—How We Generate Revenue."

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with Noble, our general partner and certain other affiliates of Noble pursuant to which our development companies will hold the assets comprising our operating assets and dedications and we will hold controlling interests in the development companies that own our operating assets and dedications as follows:

Noble Midstream Services, LLC, a Delaware limited liability company, or Operating, owns 100% of the membership interests in each of Colorado River DevCo GP LLC, a Delaware limited liability company, or Colorado River DevCo GP, Green River DevCo GP LLC, a Delaware limited liability company, or Green River DevCo GP, Gunnison River DevCo GP LLC, a Delaware limited liability company, or Gunnison River DevCo GP, Laramie River DevCo GP LLC, a Delaware limited liability company, or Laramie River DevCo GP, San Juan River DevCo GP LLC, a Delaware limited liability company, or San Juan River DevCo GP, Blanco River DevCo GP LLC, a Delaware limited liability company, or Blanco River DevCo GP, and together with Colorado River DevCo GP, Green River DevCo GP, Gunnison River DevCo GP, Laramie River DevCo GP and San Juan River DevCo GP, the

DevCo General Partners. Colorado River DevCo GP is the sole general partner of Colorado River DevCo LP, a Delaware limited partnership, and owns a 80% general partner interest in Colorado River DevCo LP. Green River DevCo GP is the sole general partner of Green River DevCo LP, a Delaware limited partnership, and owns a 25% general partner interest in Green River DevCo LP. Gunnison River DevCo GP is the sole general partner of Gunnison River DevCo LP, a Delaware limited partnership, and owns a 5% general partner interest in Gunnison River DevCo LP. Laramie River DevCo GP is the sole general partner of Laramie River DevCo LP, a Delaware limited partnership, and owns a 100% general partner interest in Laramie River DevCo LP. San Juan River DevCo GP is the sole general partner of San Juan River DevCo LP, a Delaware limited partnership, and owns a 25% general partner interest in San Juan River DevCo LP. Blanco River DevCo GP is the sole general partner of Blanco River DevCo LP, a Delaware limited partnership, and owns a 25% general partner interest in Blanco River DevCo LP. Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP, San Juan River DevCo LP and Blanco River DevCo LP are collectively referred to herein as the DevCo Limited Partnerships. Noble owns a 20% limited partner interest in Colorado River DevCo LP, a 75% limited partner interest in Green River DevCo LP, a 95% limited partner interest in Gunnison River DevCo LP, a 75% limited partner interest in San Juan River DevCo LP and a 75% limited partner interest in Blanco River DevCo LP. Operating owns a 100% limited partner interest in Laramie River DevCo LP.

Pursuant to the partnership agreement of each DevCo Limited Partnership, the general partner interest held by the applicable DevCo General Partner (and, ultimately, us through our direct control of Operating and indirect control of the applicable DevCo General Partner upon the completion of this offering) entitles such DevCo General Partner to voting control over, and the exclusive right to manage, the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership. Although the limited partner interest in each DevCo Limited Partnership provides the holder (currently, Noble, except for Laramie River DevCo LP, for which the limited partner is Operating) economic rights to profits, losses, gains, deductions and credits in proportion to such holder's percentage interest in the applicable DevCo Limited Partnership, the limited partner interests in each DevCo Limited Partnership do not entitle the holder to any rights with respect to controlling and managing the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership or the ability to remove the general partner.

Noble or one of its subsidiaries has contributed 100% of the assets shown on the table under "Business—Our Existing Assets—Dedications" to the applicable DevCo Limited Partnerships shown in that table. Furthermore, in connection with the closing of this offering, Noble will contribute to us 100% of the membership interests in Operating pursuant to the contribution agreement. As a result, after the closing of this offering, we will (a) directly own 100% of the membership interests in Operating, (b) indirectly own (through our ownership interest in Operating) 100% of the membership interests in each of the DevCo General Partners, (c) indirectly own (through our indirect ownership interest in Colorado River DevCo GP) a 80% general partner interest in Colorado River DevCo LP, (d) indirectly own (through our indirect ownership interest in Green River DevCo GP) a 25% general partner interest in Green River DevCo LP, (e) indirectly own (through our indirect ownership interest in Gunnison River DevCo GP) a 5% general partner interest in Gunnison River DevCo LP, (f) indirectly own 100% of Laramie River DevCo LP, (g) indirectly own (through our indirect ownership interest in San Juan River DevCo GP) a 25% general partner interest in San Juan River DevCo LP and (h) indirectly own (through our indirect ownership interest in Blanco River DevCo GP) a 25% general partner interest in Blanco River DevCo LP. Furthermore, through our direct control of Operating and indirect control of the DevCo General Partners, we will control and manage the day to day operations, business and affairs of the DevCo Limited Partnerships. Please read "Business—Our Assets, ROFRs and ROFO" and "Prospectus Summary—Ownership and Organizational Structure."

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions.

If the board of directors of our general partner or its authorized committee considers ratification of a transaction with a related person and determines not to so ratify, then the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Noble, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that is not adverse to the interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner, or special approval, or from our unitholders, or unitholder approval, but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval or unitholder approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read "—Duties of Our General Partner."

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

• approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee, acting in good faith; or

• approved by a vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in

making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner's board of directors may consider any factors it determines in good faith to consider when resolving a conflict. A determination or the taking or declining to take an action will be deemed to be in "good faith" for purposes of our partnership agreement unless the person or persons making such determination or taking or declining to take such action subjectively believed that such determination, other action or failure to act was adverse to the interests of the partnership. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received "special approval" under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read "Management—Committees of the Board of Directors—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Noble, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Noble, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Neither our partnership agreement nor our omnibus agreement will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Noble and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any

obligation under our partnership agreement to offer us the opportunity to purchase any of those assets. As a result, competition from Noble and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner is allowed to take into account the interests of parties other than us, such as Noble, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (i) how to allocate business opportunities among us and affiliates of our general partner; (ii) whether to exercise its limited call right; (iii) how to exercise its voting rights with respect to any units it owns; (iv) whether to exercise its registration rights; (v) whether to sell or otherwise dispose of units or other partnership interests that it owns; (vi) whether to elect to reset target distribution levels; (vii) whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and (viii) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

- permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

- provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

- generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

- provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or

its officers or directors, as the cases may be, acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

- the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

- the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

- the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets (though subject to any prior approval required under our partnership agreement);

- the negotiation, execution and performance of any contracts, conveyances or other instruments;

- the distribution of our cash;

- the selection and dismissal of employees (including officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

- the maintenance of insurance for our benefit and the benefit of our partners;

- the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

- the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

- the indemnification of any person against liabilities and contingencies to the extent permitted by law;

- the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is not adverse to the interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters such as the amount and timing of:

- cash expenditures;

- borrowings and repayments of indebtedness;

- the issuance of additional partnership interests;

- the creation, increase or reduction in cash reserves in any quarter; and

- asset purchases and sales.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our Noble or its affiliates to receive distributions on any subordinated units or the incentive distribution rights held by them; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our development companies.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including Noble, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement and operational services and secondment agreement will also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read "Certain Relationships and Related Party Transactions."

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm's-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the completion of this offering. While neither our

partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the fees to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates, including those providing for the release by us of the ROFRs on assets or acreage or the dedications granted by Noble, that are entered into following the completion of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

As we have historically derived, and expect to initially derive, substantially all of our revenue from our commercial agreements with Noble, any event, whether in our dedicated acreage or elsewhere, that materially and adversely affects Noble's business strategies with respect to drilling on and development of our dedicated acreage or their financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Further, we have no control over Noble's business decisions and operations, and Noble is under no obligation to adopt a business strategy that is favorable to us. Thus, we are subject to the risk of non-payment or non-performance by Noble, including with respect to our commercial agreements. We cannot predict the extent to which Noble's businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Noble's decisions with respect to drilling and development on our dedicated acreage or performance under our commercial agreements. In addition, our general partner and its affiliates, including Noble, may have specific conflicts of interest with respect to the rights of Noble under our commercial agreements. For example, if we fail to timely complete the construction of the facilities necessary to provide midstream services to Noble's production on our dedicated acreage, Noble has the right to permanently release the affected acreage from our dedication. Noble is under no obligation to restrict its ability to exercise this (and other) rights under our commercial agreements that may not yield a favorable result for us, and we are subject to the risk that they will exercise these rights for any number of reasons. Please read "Business—Our Commercial Agreements with Noble."

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner's limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read "Our Partnership Agreement—Limited Call Right."

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Noble may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Noble, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution level at the time of the exercise of the reset election. Furthermore, Noble has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as our Noble relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by Noble, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that Noble would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that Noble could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when Noble expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, Noble may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for Noble to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to Noble in connection with resetting the target distribution levels related to Noble's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

Duties of Our General Partner

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, *provided* that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts, and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to not being adverse to the interests of our partnership. Without these provisions, our general partner's ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.
Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was not adverse to the interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. Our general partner's decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement unless our general partner subjectively believed that such decision or action was adverse to the interests of the partnership. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general

partner, it may act free of any duty or obligation to us or our limited partners. These standards reduce the obligations to which our general partner would otherwise be held. If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or

engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read "Our Partnership Agreement—Indemnification."

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

Our common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and to exercise the rights and privileges provided to limited partners under our partnership agreement. Please read "Cash Distribution Policy and Restrictions on Distributions" and "Provisions of Our Partnership Agreement Relating to Cash Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

Duties

Wells Fargo Shareowner Services will serve as the transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except for the following that must be paid by our unitholders:

- surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

- special charges for services requested by a holder of a common unit; and

- other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

- represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

- automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

- gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers but no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

Our common units have been approved for listing on the NYSE under the symbol "NBLX."

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

- with regard to distributions of available cash, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";
- with regard to the duties of our general partner, please read "Conflicts of Interest and Duties";
- with regard to the authority of our general partner to manage our business and activities, please read "Management";
- with regard to the transfer of common units, please read "Description of Our Common Units—Transfer of Common Units"; and
- with regard to allocations of taxable income and taxable loss, please read "Material Federal Income Tax Consequences."

Organization and Duration

Our partnership was organized on December 23, 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; *provided, however*, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the midstream energy business, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and
- after the subordination period, the approval of a majority of the outstanding common units.

Following the completion of this offering, Noble will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of their ownership of an aggregate 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership.	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to the tenth anniversary of the closing of this offering, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner.	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest . .	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to the tenth anniversary of the closing of this offering. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Noble may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

Reset of incentive distribution levels....	No approval right.
Transfer of ownership interests in our general partner....................	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

• remove or replace our general partner for cause;

• approve some amendments to our partnership agreement; or

• take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our development companies conduct business in Colorado and Texas. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a partner or member of our subsidiaries may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying such entities to do business in such locations.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our development companies or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause,

to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests or to make additional capital contributions to us whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Noble will own an aggregate of 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) our general partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

- any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

- do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

- are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

- are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

- are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments that do not require unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner for cause or call a meeting of unitholders, must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner for cause must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving

entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

- the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

- the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

- the entry of a decree of judicial dissolution of our partnership; or

- there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to the tenth anniversary of the closing of this offering, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days' written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after the tenth anniversary of the closing of this offering, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Following the completion of this offering, Noble will own an aggregate of 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to the tenth anniversary of the closing of this offering without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Noble may sell or transfer all or part of its membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, Noble may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Noble Midstream GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Federal Income Tax Consequences— Disposition of Common Units."

Possible Redemption of Ineligible Holders

Non-Taxpaying Holders; Redemption

Our general partner may request proof of the U.S. federal income tax status of our limited partners. We may redeem the units held by any person who our general partner determines is not subject to U.S. federal income taxation on the income generated by the partnership or fails to comply with the procedures instituted by our general partner to obtain proof of such person's federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

Our general partner may request proof of the nationality, citizenship or other related status of our limited partners. We may redeem the units held by any person whose nationality, citizenship or other related status our general partner determines creates substantial risk of cancellation or forfeiture of any property that we have an interest in or who fails to comply with the procedures instituted by our general partner to obtain proof of nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority in voting power of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. For all matters presented to the limited partners at a meeting at which a quorum is present for which no minimum or other vote of the limited partners is specifically required pursuant to our partnership agreement, the rules and regulations of any national securities exchange on which the common units are admitted to trading, or applicable law or pursuant to any regulation applicable to us or our partnership interests, a majority of the votes cast by the limited partners holding outstanding units will be deemed to constitute the act of all limited partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of limited partners is provided by any provision of our partnership agreement or required by the rules or regulations of any national securities exchange on which the common units are admitted to

trading, or applicable law or pursuant to any regulation applicable to us or our partners interests, such minimum or other vote will be the vote of the limited partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined based on the vote of the limited partners required to approve such matter, *provided* that if the effect of abstentions and broker non-votes is not specified by the applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes will be deemed not to have been cast with respect to such matter). The general partner interest does not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Partnership Interests." However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee, who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

- our general partner;

- any departing general partner;

- any person who is or was an affiliate of our general partner or any departing general partner;

- any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

- any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

- any person designated by our general partner because such person's status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries' business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions— Agreements with our Affiliates in the Connection with the Transactions—Omnibus Agreement."

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the SEC).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

- a current list of the name and last known address of each record holder;

- copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

- certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law.

Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

If any limited partner, our general partner or any person holding any beneficial interest in us (whether through a broker, dealer, bank, trust company or clearing corporation) brings any of the claims, suits, actions or proceedings described in items (i) through (v) (including any claims, suits, actions or proceedings arising out of this offering) of the preceding paragraph and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount (if the extent of such achievement is disputed, then as determined by the Court of Chancery of the State of Delaware or such other court with subject matter jurisdiction of such claim, suit, action or proceeding), the full remedy sought, then such limited partner, our general partner or person holding any beneficial interest in us will be obligated to reimburse us and our affiliates (including our general partner, the directors of our general partner and the owner of our general partner) for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. We and our "affiliates," as defined in our partnership agreement included in Appendix A to this prospectus (including our general partner, the directors and officers of our general partner and Noble) would be entitled to recover all of their fees, costs and expenses in any such action, and such losing party would be severally liable for all such fees, costs and expenses. These provisions apply to all claims brought by the persons described in this paragraph, including claims under the federal securities laws, to the extent permitted by applicable law. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 3,402,584 common units and 15,902,584 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of our common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units

that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after Noble Midstream GP LLC ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

Our general partner's executive officers and directors, our general partner and Noble have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Barclays Capital Inc. dispose of any common units or any securities convertible into or exchangeable for our common units. Participants in our directed unit program will be subject to similar restrictions. Please read "Underwriting" for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our LTIP. We expect to file this registration statement as soon as practicable. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing and proposed Treasury regulations promulgated under the Internal Revenue Code, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Noble Midstream Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

We will rely on opinions of Andrews Kurth LLP regarding our characterization as a partnership for tax purposes. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us, as discussed below.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership— Treatment of Short Sales"); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees") and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Uniformity of Units").

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, including the Proposed Regulations, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- we will be classified as a partnership for federal income tax purposes; and

- each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

- neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

- for each taxable year, more than 90% of our gross income has been and will be income of the type that Andrews Kurth LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code and applicable Proposed Regulations.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the U.S. President propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships, including the elimination of partnership tax treatment for publicly-traded partnerships.

On May 5, 2015, the U.S. Treasury Department and the IRS released Proposed Regulations regarding qualifying income under Section 7704(d)(1)(E) of the Code. The U.S. Treasury Department and the IRS have requested comments from industry participants regarding the standards set forth in the Proposed Regulations. The Proposed Regulations provide an exclusive list of industry-specific activities and certain limited support activities that generate qualifying income, including water-related activities when provided for use in drilling and hydraulic fracturing activities.

Although the Proposed Regulations adopt a narrow interpretation of the water-related activities that generate qualifying income, we believe the income that we treat as qualifying satisfies these requirements and, in providing the opinion described above, our counsel will rely on the Proposed Regulations to treat income from certain of our water-related activities as qualifying income and to meet the exception for us to be treated as a partnership for federal income tax purposes.

However, the Proposed Regulations could be changed before they are finalized and could take a position that is contrary to our interpretation. In the event that we do not satisfy the standards set forth in the final regulations for the water-related services or other income that we treat as qualifying, we anticipate being able to continue to treat income from these activities as qualifying income for ten years, provided that the final regulations include the special transition rules currently available in the Proposed Regulations.

Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP's opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Noble Midstream Partners LP will be treated as partners of Noble Midstream Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Noble Midstream Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Noble Midstream Partners LP. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in Noble Midstream Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections" and "—Administrative Matters—Information Returns and Audit Procedures," we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2019, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous

business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner's "net value" as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder's tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held C corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly-traded partnerships, or the unitholder's salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

- interest on indebtedness properly allocable to property held for investment;

- our interest expense attributed to portfolio income; and

- the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes from our funds and treat that payment, if made, as a distribution of cash to the unitholder or as a general expense of the partnership. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund. Unitholders are urged to consult their tax advisors to determine the consequences to them of any payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together referred to in this discussion as the "Contributed Property." The effect of these allocations, referred to as "Section 704(c) Allocations," to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, "reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

- his relative contributions to us;

- the interests of all the partners in profits and losses;

- the interest of all the partners in cash flow; and

- the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

- any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

- any cash distributions received by the unitholder as to those units would be fully taxable; and

- while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Andrews Kurth LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income and (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read "—Disposition of Common Units—Constructive Termination." The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "—Uniformity of Units."

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly-traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Common Units—Recognition of Gain or Loss." Andrews Kurth LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

The costs we incur in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates and tax basis determinations ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

225

Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to "unrealized receivables," including depreciation recapture, or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read "—Tax Consequences of Unit Ownership—Tax Rates."

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

- a short sale;
- an offsetting notional principal contract; or
- a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each

226

of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although recently issued final Treasury Regulations allow publicly-traded partnerships to use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, these regulations do not specifically authorize all aspects of the proration method we currently plan to adopt. Accordingly, Andrews Kurth LLP is unable to opine on the validity of our method of allocating income, gain, loss and deductions among transferor and transferee unitholders. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to these Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if the relief discussed below is not available) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. Moreover, a technical termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has announced a publicly-traded partnership technical termination relief program whereby, if a publicly-traded partnership that technically terminated requests publicly-traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under "—Tax Consequences of Unit Ownership—Section 754 Election," Andrews Kurth LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain, unless exempted or further limited by an income tax treaty. Moreover, under rules applicable to publicly-traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a

taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

**Administrative Matters**

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. Adjustments to items of our income, gain, loss or deduction resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Moreover, recently enacted legislation applicable to our tax years beginning after 2017 changes the audit procedures for large partnerships and in certain circumstances would permit the IRS to assess and collect taxes (including any applicable penalties and interest) resulting from partnership-level federal income tax audits directly from us in the year in which the audit is completed. If we are required to make payments of taxes, penalties and interest resulting from audit adjustments, our cash available for distribution to our unitholders might be substantially reduced. Pursuant to this new legislation, we will designate a person (our general partner) to act as the partnership representative who shall

have the sole authority to act on behalf of the partnership with respect to dealings with the IRS under these new audit procedures.

Current law requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

- the name, address and taxpayer identification number of the beneficial owner and the nominee;

- whether the beneficial owner is:

  - a person that is not a U.S. person;

  - a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

  - a tax-exempt entity;

- the amount and description of units held, acquired or transferred for the beneficial owner; and

- specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $250 per failure, up to a maximum of $3,000,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

- for which there is, or was, "substantial authority"; or

- as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

We do not anticipate that any accuracy-related penalties will be assessed against us.

Reportable Transactions

If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures."

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

- accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties";

- for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

- in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any "reportable transactions."

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently own property or do business in a substantial number of states, virtually all of which impose a personal income tax and many impose an income tax on corporations and other entities. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership— Entity-Level Collections."

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We urge each prospective unitholder to consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of it. Andrews Kurth LLP has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN NOBLE MIDSTREAM PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Internal Revenue Code, or Similar Laws. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, IRAs and tax deferred annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement, each, a Plan. This summary is based on the provisions of ERISA and the Internal Revenue Code, and the related regulations and administrative and judicial interpretations, as of the date hereof. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions or administrative regulations, rulings or pronouncements will not significantly modify the requirements summarized herein. Any such changes may be retroactive and thereby apply to transactions entered into before the date of their enactment or release.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an a Plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

- whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

- whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

- whether the investment is permitted under the terms of the applicable documents governing the Plan;

- whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (please read the discussion under "—Prohibited Transaction Issues" below);

- whether in making the investment, the Plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (please read the discussion under "—Plan Asset Issues" below); and

- whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read "Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors."

The person with investment discretion with respect to the assets of a Plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the Plan.

Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as defined in Section 4(b)(4) of ERISA), while generally not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal

Revenue Code, may nevertheless be subject to local, state or other federal or non-U.S. laws that are substantially similar to ERISA and the Internal Revenue Code. Fiduciaries of any such Plans should consult with their counsel before acquiring our common units.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit ERISA Plans from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the ERISA Plan, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of a Plan should consider whether the Plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which Plans acquire equity interests would be deemed "plan assets" under certain circumstances. Under these regulations, an entity's underlying assets generally would not be considered to be "plan assets" if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, "freely transferable" (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2) the entity is an "operating company"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above and entities whose underlying assets are considered to include "plan assets" of any such plans or IRAs.

With respect to an investment in our common units, we believe that our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above and may also satisfy the requirements in (3) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (3)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Barclays Capital Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Robert W. Baird & Co. Incorporated	
J.P. Morgan Securities LLC	
Total	12,500,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

In addition, we will pay an aggregate structuring fee of 0.65% of the gross proceeds of this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated for evaluation, analysis and structuring of this offering. We have agreed to reimburse the underwriters for expenses related to the review by the Financial Industry Regulatory Authority ("FINRA") of the terms of this offering, including up to $20,000 in expenses for counsel.

The representatives have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $3,600,000 (excluding underwriting discounts, structuring fees and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 additional common units from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section. Any remaining common units not purchased by the underwriters pursuant to exercise of the option to purchase additional common units will be issued to Noble at the expiration of the option period for no additional consideration, and these common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

Lock-Up Agreements

We, Noble, our general partner, the directors and executive officers of our general partner and holders of more than 5% of our outstanding common units, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than the common units issued pursuant to employee benefit plans or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under "—Directed Unit Program," any common units sold in the Directed Unit Program to our directors or officers shall be subject to the lock-up agreement described above. Any participants in the Directed Unit Program who purchase more than $100,000 of common units under the program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. Any other participants in the Directed Unit Program will be subject to a 30-day lock-up. These lock ups will have similar restrictions as the lock-up agreement described above.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, through a directed unit program. The number of

common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of 30 days from the date of this prospectus, or 180 days for participants who purchase more than $100,000 of common units, he or she will not, without the prior written consent of J.P. Morgan Securities LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. J.P. Morgan Securities LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

- the history and prospects for the industry in which we compete;

- our financial information;

- the ability of our management and our business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units or purchasing common

units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

- Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

- These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the New York Stock Exchange

Our common units have been approved for listing on the NYSE under the symbol "NBLX." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE's distribution requirements for trading.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, including Noble, and to persons and entities with relationships with us and our affiliates, for which they received or may in the future receive customary fees and expenses. We anticipate that affiliates of Barclays Capital Inc. and J.P. Morgan Securities LLC, will be lenders under our new revolving credit facility and will receive origination fees funded by a portion of the proceeds of this offering. Please see "Use of Proceeds." Additionally, affiliates of certain of the underwriters are lenders under Noble's revolving credit facility.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the

issuer or its affiliates. If the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Direct Participation Plan Requirements

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common units or possession or distribution of this prospectus or any other offering or publicity material relating to the common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong), or SFO, and any rules made under the SFO, or (b) in other circumstances which do not result in this prospectus being deemed to be a "prospectus," as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong), or CO, or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF THE COMMON UNITS

The validity of the common units and certain tax and other legal matters will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of Noble Midstream Partners LP Predecessor as of December 31, 2015 and 2014, and for each of the years then ended, have been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2015 financial statements refers to a change to the straight-line method of depreciation.

The balance sheet of Noble Midstream Partners LP as of June 30, 2016, has been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at *www.sec.gov* that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC's website as provided above. Following the completion of this offering, our website will be located at *www.NBLMidstream.com.* We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Noble is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. You may read Noble's filings on the SEC's website and at the Public Reference Room described above or Noble's website at *www.nobleenergyinc.com*. Noble's common stock trades on the NYSE under the symbol "NBL." Information on Noble's website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "believe," "expect," "anticipate," "intend," "estimate" and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. All statements in this prospectus about our forecast of distributable cash flow and our forecasted results for the twelve months ending September 30, 2017 constitute forward-looking statements.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

- Noble's ability to meet their drilling and development plans;

- changes in general economic conditions;

- competitive conditions in our industry;

- actions taken by third-party operators, gatherers, processors and transporters;

- the demand for crude oil and natural gas gathering and processing services;

- our ability to successfully implement our business plan;

- our ability to complete internal growth projects on time and on budget;

- the price and availability of debt and equity financing;

- the availability and price of crude oil and natural gas to the consumer compared to the price of alternative and competing fuels;

- competition from the same and alternative energy sources;

- energy efficiency and technology trends;

- operating hazards and other risks incidental to our midstream services;

- natural disasters, weather-related delays, casualty losses and other matters beyond our control;

- interest rates;

- labor relations;

- defaults by Noble under our gathering and processing agreements;

- changes in availability and cost of capital;

- changes in our tax status;

- the effect of existing and future laws and government regulations;

- the effects of future litigation; and

- certain factors discussed elsewhere in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known

and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors," which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

INDEX TO FINANCIAL STATEMENTS

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Financial Statements

Noble Midstream Partners LP Predecessor

Historical Financial Statements

Noble Midstream Partners LP

NOBLE MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma condensed combined balance sheet as of June 30, 2016 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 (together with the notes to the unaudited pro forma condensed combined financial statements, the "pro forma financial statements") of Noble Midstream Partners LP (the "Partnership," "we," "us" or "our"). Our pro forma financial statements have been derived from the historical combined financial statements of Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes (our "Predecessor"), which are included elsewhere in this prospectus.

The Predecessor's business includes the contributed assets, liabilities and results of operations of (i) crude oil and natural gas gathering systems located in the DJ Basin in northern Colorado, (ii) crude oil treating facilities in the DJ Basin in northern Colorado, (iii) fresh water storage and delivery and saltwater collection, gathering, cleaning and disposal systems in the DJ Basin in northern Colorado and (iv) a 3.33% non-controlling member interest in White Cliffs Pipeline, L.L.C. also located in the DJ Basin (the "White Cliffs Interest") (collectively, the "Contributed Businesses").

We will own and operate the businesses of our Predecessor effective as of the closing of this offering. The contribution of our Predecessor's business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Upon completion of this offering, we will own controlling interests in the development companies that own our operating assets ranging from 5% to 100%. The pro forma financial statements have been prepared on the basis that we will be treated as a partnership for U.S. federal income tax purposes.

The pro forma financial statements have been derived from the audited and unaudited historical combined financial statements of our Predecessor. The historical financial statements of the Predecessor are set forth elsewhere in this prospectus, and the pro forma financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on June 30, 2016, in the case of the unaudited pro forma condensed combined balance sheet, and as of January 1, 2015, in the case of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016. The pro forma financial statements have been presented for informational purposes only. The pro forma financial statements may not be indicative of the results that actually would have occurred if we had assumed the operations of our Predecessor on the dates indicated, or the results that will be obtained in the future.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

- Noble's contribution of the Contributed Businesses to us, including the percentages of the development companies that will operate our assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- the recognition of incremental revenues under our amended commercial agreements, effective October 1, 2015;

- the recognition of incremental expenses for providing water life-cycle management functions set forth in the amended commercial agreements, effective October 1, 2015;

- our entry into a new $350 million revolving credit facility;

- our entry into an omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public (assuming the underwriters' option to purchase additional 1,875,000 common units from us is not exercised) and (ii) 3,402,584 common units, 15,902,584 subordinated units, a non-economic general partner interest in us and all of our incentive distribution rights ("IDRs") to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The pro forma financial statements do not give effect to an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation. The pro forma financial statements also do not give effect to variable general and administrative costs we will incur under the omnibus agreement and the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering. As a result, the pro forma financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2015
(thousands)

	Historical	Pro Forma Adjustments		Pro Forma	
Revenues					
Revenues—Related Party	$87,837	$ 20,630	(a)	$	108,467
Income from Investments	4,621	—			4,621
Total Revenues	92,458	20,630			113,088
Expenses					
Direct Operating	16,933	10,516	(a)		27,449
Depreciation	6,891	—			6,891
General and Administrative	2,771	4,565	(b)		7,336
Total Expenses	26,595	15,081			41,676
Operating Income (Loss)	65,863	5,549			71,412
Interest Expense	4,595	(3,895)	(c)		700
Income Tax Expense (Benefit)	23,226	(23,226)	(d)		—
Net Income (Loss)	38,042	32,670			70,712
Net income attributable to non-controlling interests	—	17,086	(e)		17,086
Net income attributable to Noble Midstream Partners LP	$38,042	$ 15,584		$	53,626
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP				$	—
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:					
Common units					26,813
Subordinated units					26,813
Pro forma net income per limited partner unit (basic and diluted)					
Common units					1.69
Subordinated units					1.69
Pro forma weighted average number of limited partner units outstanding (basic and diluted)					
Common units					15,902,584
Subordinated units					15,902,584

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Six Months Ended June 30, 2016
(thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Revenues			
Revenues—Related Party...	$65,092	$ —	$ 65,092
Income from Investments......................................	2,439	—	2,439
Total Revenues	67,531	—	67,531
Expenses			
Direct Operating	12,573	—	12,573
Depreciation	4,363	—	4,363
General and Administrative....................................	4,823	—	4,823
Total Expenses	21,759	—	21,759
Operating Income (Loss)	45,772	—	45,772
Interest Expense...	645	(295)(c)	350
Income Tax Expense (Benefit)	17,182	(17,182)(d)	—
Net Income (Loss)...	27,945	17,477	45,422
Net income attributable to non-controlling interests................	—	10,447(e)	10,447
Net income attributable to Noble Midstream Partners LP	$27,945	$ 7,030	$ 34,975
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP			$ —
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:			
Common units			17,488
Subordinated units...			17,488
Pro forma net income per limited partner unit (basic and diluted)			
Common units			1.10
Subordinated units...			1.10
Pro forma weighted average number of limited partner units outstanding (basic and diluted)			
Common units			15,902,584
Subordinated units...			15,902,584

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2016
(thousands)

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 15,458	$2,429(f)	$ 17,887
Other Current Assets	10,598	—	10,598
Total Current Assets	26,056	2,429	28,485
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	280,069	—	280,069
Less: Accumulated Depreciation	(27,064)	—	(27,064)
Total Property, Plant and Equipment, Net	253,005	—	253,005
Investments	11,877	—	11,877
Deferred Charges	2,429	(2,429)(g)	—
Other Assets	—	2,300(h)	2,300
Total Assets	$293,367	$2,300	$295,667
LIABILITIES AND NET PARENT INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 692	$ —	$ 692
Other Current Liabilities	15,946	(9,368)(d)	6,578
Total Current Liabilities	16,638	(9,368)	7,270
Long-Term Debt	—		—
Deferred Tax Liability	20,955	(20,955)(d)	—
Asset Retirement Obligations	4,923	—	4,923
Other Long-Term Liabilities	732	—	732
Total Liabilities	43,248	(30,323)	12,925
Net parent investment / partners' capital			
Net parent investment	250,119	(250,119)(i)	—
Common unitholders—Public	—	230,400(j)	230,400
Common unitholders—Noble	—	(2,133)(i)	(2,133)
Subordinated unitholders—Noble	—	(9,968)(i)	(9,968)
General Partner—Noble	—	— (j)	—
Noncontrolling interest—Noble	—	64,443(i)	64,443
Total net parent investment / partners' capital	250,119	32,623	282,742
Total Liabilities and Net Parent Investment	$293,367	$2,300	$295,667

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

1.   Pro Forma Adjustments and Assumptions

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included adjustments that are directly attributable to the transactions, factually supportable and, with respect to the statements of operations, expected to have a continuing impact on the combined results. A general description of these transactions and adjustments is provided as follows:

(a) Represents the pro forma adjustment to revenues associated with the Partnership's execution of amended long-term, fixed-fee commercial agreements with Noble, effective October 1, 2015. The increase to revenue is calculated using the fees under the amended commercial agreements applied to the historical volumes for the period January 1, 2015 through September 30, 2015. The amended commercial agreements also expanded water services provided to Noble effective October 1, 2015, for which we incurred additional operating costs. The increase to pro forma direct operating expense is due to the incremental operating cost of providing expanded water services for the period from January 1, 2015 to September 30, 2015. No pro forma adjustment for the period October 1, 2015 through December 31, 2015 was necessary as revenues and expenses were calculated in accordance with the amended commercial agreements.

(b) Represents the fixed-fee portion of additional general and administrative expenses incurred under our omnibus agreement.

(c) Represents the pro forma adjustment to interest expense associated with our allocated portion of Noble's interest expense and the amortization of origination fees and the commitment fee associated with the new revolving credit facility over the five year expected term of the facility. As of the date of the offering, we do not expect to draw on the revolving credit facility.

(d) We will not be subject to income taxes as a publicly traded partnership. As such, this adjustment removes our historical taxes.

(e) Represents the 20%, 75%, 95%, 0%, 75% and 75% non-controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP, San Juan River DevCo LP and Blanco River DevCo LP, respectively, retained by Noble, that have been calculated for each of the periods presented.

(f) Represents the net adjustments to cash and cash equivalents, as follows (in thousands):

	June 30, 2016
Gross proceeds from initial public offering	$ 250,000
Underwriters' discount and fees	(16,000)
Expenses and costs of initial public offering (see note g)	(1,296)
Payment of debt issuance costs (see note c)	(2,175)
Distribution of proceeds to Noble	(228,100)
Cash and cash equivalents pro forma adjustment	$ 2,429

(g) Expenses and costs of initial public offering includes deferred charges of $2.3 million and cash expenses of $1.3 million.

(h) Represents the capitalization of origination fees and the commitment fee associated with the new revolving credit facility.

(i) Represents the elimination of Noble's net investment in us after giving effect to Noble's contribution to us of 80%, 25%, 5%, 100%, 25% and 25% controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP, San Juan River DevCo LP and Blanco River DevCo LP, respectively. The adjustment also represents the distribution of the remaining IPO proceeds of $228.1 million to Noble.

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

(j)   Represents net adjustments to the public common unitholders' partners' capital, as follows (in thousands):

	June 30, 2016
Gross proceeds from initial public offering (see note f)	$250,000
Underwriters' discount and fees (see note f)	(16,000)
Expenses and costs of initial public offering (see note g)	(3,600)
	$230,400

2.   Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method by the number of common units and subordinated units expected to be outstanding at the completion of this offering. For purposes of this calculation, we assumed (1) the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 15,902,584 common units and 15,902,584 subordinated units. The common and subordinated unitholders represent an aggregate 100% limited partner interest in us. All units were assumed to have been outstanding since January 1, 2015. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon on the assumption that distributions declared equal the minimum quarterly distribution.

Noble Midstream Partners LP Predecessor

Condensed Combined Statements of Operations and Comprehensive Income
(in thousands)
(unaudited)

	Six Months Ended June 30,	
	2016	**2015**
Revenues		
Midstream Services—Related Party	$65,092	$29,063
Income from Investments	2,439	2,358
Total Revenues	67,531	31,421
Costs and Expenses		
Direct Operating	12,573	7,670
Depreciation and Amortization	4,363	3,057
General and Administrative	4,823	1,511
Total Operating Expenses	21,759	12,238
Operating Income	45,772	19,183
Other Expense		
Interest Expense, Net of Amount Capitalized	645	2,471
Total Other Expense	645	2,471
Income Before Income Taxes	45,127	16,712
Income Tax Provision	17,182	6,218
Net Income and Comprehensive Income	$27,945	$10,494

The accompanying notes are an integral part of these unaudited condensed combined financial statements

Noble Midstream Partners LP Predecessor

Condensed Combined Balance Sheets
(in thousands)
(unaudited)

	Supplemental Pro Forma June 30, 2016	June 30, 2016	December 31, 2015
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 15,458	$ 15,458	$ 26,612
Accounts Receivable—Related Party	10,516	10,516	13,250
Other Current Assets	82	82	83
Total Current Assets	26,056	26,056	39,945
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	280,069	280,069	273,722
Accumulated Depreciation and Amortization	(27,064)	(27,064)	(22,789)
Total Property, Plant and Equipment, Net	253,005	253,005	250,933
Investments	11,877	11,877	12,279
Deferred Charges	2,429	2,429	2,161
Total Assets	$293,367	$293,367	$305,318
LIABILITIES AND PARENT NET INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 692	$ 692	$ 4,735
Accounts Payable—Trade	5,498	5,498	18,356
Due to Affiliate	228,100	—	—
Income Taxes Payable	9,368	9,368	164
Accrued Ad Valorem Tax	1,080	1,080	990
Total Current Liabilities	244,738	16,638	24,245
Deferred Tax Liability	20,955	20,955	13,140
Asset Retirement Obligations	4,923	4,923	3,612
Other Long-Term Liabilities	732	732	782
Total Liabilities	271,348	43,248	41,779
Commitments and Contingencies			
Total Net Equity—Parent Net Investment	22,019	250,119	263,539
Total Liabilities and Parent Net Investment	$293,367	$293,367	$305,318

The accompanying notes are an integral part of these unaudited condensed combined financial statements

Noble Midstream Partners LP Predecessor

Condensed Combined Statements of Changes in Parent Net Investment
(in thousands)
(unaudited)

	Total Net Equity—Net Parent Investment
Balance at December 31, 2015	$263,539
Net Income	27,945
Contributions from Parent	1,115
Distributions to Parent	(42,480)
Balance at June 30, 2016	$250,119

The accompanying notes are an integral part of these unaudited condensed combined financial statements

Noble Midstream Partners LP Predecessor

Condensed Combined Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30,	
	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 27,945	$ 10,494
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation, Depletion and Amortization	4,363	3,057
Deferred Income Taxes	7,814	6,056
Stock Based Compensation	80	116
Changes in Operating Assets and Liabilities		
(Increase) in Accounts Receivable—Related Party	2,734	(3,926)
(Increase) Decrease in Other Current Assets	(316)	(66)
Increase in Current Income Taxes Payable	9,204	162
Increase in Accounts Payable	(4,905)	33,357
Other Operating Assets and Liabilities, Net	90	409
Net Cash Provided by Operating Activities	47,009	49,659
Cash Flows From Investing Activities		
Additions to Property, Plant and Equipment	(17,120)	(46,297)
Additions to Investments	(147)	(1,484)
Distributions from Investments	549	561
Net Cash Used in Investing Activities	(16,718)	(47,220)
Cash Flows From Financing Activities		
Distributions to Parent	(42,480)	—
Contributions from Parent, net	1,035	17,220
Net Cash Provided by (Used) in Financing Activities	(41,445)	17,220
Increase (Decrease) in Cash and Cash Equivalents	(11,154)	19,659
Cash and Cash Equivalents at Beginning of Period	26,612	—
Cash and Cash Equivalents at End of Period	$ 15,458	$ 19,659

The accompanying notes are an integral part of these unaudited condensed combined financial statements

Noble Midstream Partners LP Predecessor

Notes to the Unaudited Condensed Combined Financial Statements

Note 1. Description of Business and Basis of Presentation

These condensed combined financial statements constitute the contributed business of our accounting predecessor (the "Predecessor," "we" or "our") from Noble Energy, Inc. ("Noble") to a newly formed partnership, Noble Midstream Partners LP (the "Partnership"), and have been prepared in connection with the initial public offering (the "Offering") of common units representing limited partner interests in the Partnership.

The Predecessor business includes the contributed assets, liabilities and results of operations of (i) crude oil and natural gas gathering systems located in the DJ Basin in northern Colorado (ii) crude oil treating facilities in the DJ Basin in northern Colorado (iii) fresh water storage and delivery and saltwater collection in the DJ Basin in northern Colorado and (iv) a 3.33% non-controlling member interest in White Cliffs Pipeline, L.L.C. also located in the DJ Basin (the "White Cliffs Interest") (collectively, the "Contributed Businesses").

The Contributed Businesses were operated and held by a wholly owned subsidiary of Noble during the periods presented in the accompanying combined financial statements. It is anticipated that controlling interests in the Contributed Businesses will be transferred by Noble to the Partnership, in connection with the Offering.

The condensed combined financial statements of the Predecessor have been prepared in accordance with accounting principles generally accepted in the US ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

These condensed combined financial statements should be read in conjunction with the audited combined financial statements and accompanying notes for the year ended December 31, 2015, included elsewhere in this prospectus.

The accompanying condensed combined statements of operations include expenses related to contracts with Noble beginning in January of 2015. See Note 2. Transactions with Affiliates. The condensed combined financial statements include an allocation for interest expense. This allocation was based on capital expenditures during the respective periods. We believe the assumptions underlying the accompanying condensed combined financial statements, including the assumptions regarding allocation of expenses from Noble, are reasonable. Nevertheless, the accompanying condensed combined financial statements may not include all of the expenses that would have been incurred and may not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among the businesses comprising the Predecessor, the net investment in the Predecessor is shown as Parent Net Investment, in lieu of owner's equity, in the condensed combined financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

Note 2. Transactions with Affiliates

Revenues We generate a substantial portion of our revenues from commercial agreements with Noble. Additional detail related to our related party revenue is as follows:

	Six Months Ended June 30,	
	2016	2015
(in thousands)		
Midstream Services—Related Party		
Crude Oil, Natural Gas and Produced Water Gathering . . .	$ 43,063	$ 20,601
Water Delivery.	18,688	6,464
Crude Oil Treating.	2,693	1,998
Electricity Charges	648	—
Total Midstream Services—Related Party . . .	$ 65,092	$ 29,063

Expenses We have historically been operated as part of the consolidated operations of Noble and a substantial portion of our transactions are with Noble and its affiliates. Noble provides substantial labor and overhead support for us. In January of 2016, we amended our agreement with Noble, increasing the amount we pay as a fixed fee for certain overhead support functions. For the six months ended June 30, 2016, our general and administrative charges totaled $4.8 million, of which $3.4 million was related to the fixed overhead fee as compared to $1.5 million for the six months ended June 30, 2015, of which $1.2 million was related to the fixed overhead fee.

Note 3. Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	June 30, 2016	December 31, 2015
(in thousands)		
Crude Oil, Natural Gas and Produced Water Gathering Systems and Facilities	$200,739	$ 169,365
Water Delivery System.	47,281	44,150
Crude Oil Treating Facilities	20,099	20,099
Construction-in-Progress	11,950	40,108
Total Property, Plant and Equipment, at Cost	280,069	273,722
Accumulated Depreciation.	(27,064)	(22,789)
Property, Plant and Equipment, Net	$253,005	$ 250,933

Note 4. Asset Retirement Obligations

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our equipment and facilities. Changes in ARO are as follows:

	Six Months Ended June 30,
	2016
(in thousands)	
Asset Retirement Obligations, Beginning Balance	$3,612
Revision of Estimate	1,224
Accretion Expense[1]	87
Asset Retirement Obligations, Ending Balance	$4,923

Noble Midstream Partners LP Predecessor

Notes to the Unaudited Condensed Combined Financial Statements

_____

(1) Accretion expense is included in depreciation and amortization expense in the condensed combined statements of operations.

Revisions were primarily due to changes in estimated costs for future abandonment activities of our gathering systems in Wells Ranch IDP and East Pony IDP.

Note 5. Income Taxes

Income taxes have been prepared on a separate return basis as if the Predecessor was a stand-alone entity. The Predecessor, however, is included in Noble's U.S. consolidated federal income tax return and also files some U.S. state income tax returns on a combined basis with Noble. All income before income taxes for the periods presented was earned in the United States.

	Six Months Ended June 30,	
	2016	2015
(in thousands)		
Current	$ 9,368	$ 162
Deferred	7,814	6,056
Total Income Tax Provision	17,182	6,218

Our effective tax rate (ETR) for the six months ended June 30, 2016 is comparable with the six months ended June 30, 2015.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Six Months Ended June 30,	
	2016	2015
(percentages)		
Federal Statutory Rate	35.0%	35.0%
Effect of		
State Taxes, Net of Federal Benefit	3.1%	2.2%
Effective Rate..	38.1%	37.2%

Income Taxes Payable of $9.4 million and $0.2 million as of June 30, 2016 and December 31, 2015, respectively, are included within Other Current Liabilities.

Note 6. Concentration of Credit Risk

Noble accounted for 96% and 92% of our revenues for the six months ended June 30, 2016 and 2015, respectively.

Note 7. Supplemental Cash Flow Information

We accrued $1.3 million and $0.6 million related to midstream capital expenditures as of June 30, 2016 and 2015, respectively.

Noble Midstream Partners LP Predecessor

Notes to the Unaudited Condensed Combined Financial Statements

Note 8. Segments

Our operations are located in the U.S. and are organized into the following reporting segments: Gathering Systems, Water Delivery, Investments in Midstream Entities, and Partnership and Other. Our reportable segments comprise the structure used by our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance.

Partnership expenses include general expenses associated with managing all reportable segments. Partnership assets consist primarily of cash, accounts receivable and deferred charges.

Summarized financial information concerning the Partnership's reportable segments is shown in the following tables:

	Gathering Systems	Water Delivery	Investments in Midstream Entities	Partnership and Other	Combined
Six Months Ended June 30, 2016					
Revenues—Related Party	$ 46,404	$18,688	$ —	$ —	$65,092
Income from Investments	—	—	2,439	—	2,439
Total Revenues	46,404	18,688	2,439	—	67,531
Income (Loss) before Income Taxes	37,111	11,086	2,439	(5,509)	45,127
Six Months Ended June 30, 2015					
Revenues—Related Party	$ 22,599	$ 6,464	$ —	$ —	$29,063
Income from Investments	—	—	2,358	—	2,358
Total Revenues	22,599	6,464	2,358	—	31,421
Income (Loss) before Income Taxes	14,351	4,240	2,358	(4,237)	16,712
June 30, 2016					
Total Assets	204,166	48,839	11,877	28,485	293,367
December 31, 2015					
Total Assets	201,744	49,189	12,279	42,106	305,318

Note 9. Unaudited Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net income (loss) per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $228.1 million to Noble to be paid upon completion of the Offering. Accordingly, the Partnership is deemed to have used $228.1 million of net proceeds of the Offering of common units to pay the distribution, which is evidenced by a due to affiliate reflected in the supplemental condensed combined pro forma balance sheet.

The Predecessor had net income of $27.9 million for the six months ended June 30, 2016. Supplemental pro forma net income (loss) per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with the offering in order to pay the distribution, and subordinated units were outstanding for the six months ended June 30, 2016. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 10,860,282. This number was calculated by dividing the total $200.2 million distribution in excess of earnings for the six months ended June 30, 2016 by the initial public offering price of $18.43 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses).

The Predecessor had net income of $38.0 million for the year ended December 31, 2015. Supplemental pro forma net income per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net loss per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with this offering in order to pay the distribution, and subordinated units were outstanding for the year ended December 31, 2015. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 10,312,425. This number was calculated by dividing the total $190.1 million distribution in excess of earnings for the year ended December 31, 2015 by the initial public offering price of $18.43 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses). There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation for either period presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Noble Energy, Inc.:

We have audited the accompanying combined balance sheets of Noble Midstream Partners LP Predecessor (the Predecessor) as of December 31, 2015 and 2014, and the related combined statements of operations and comprehensive income, changes in parent net investment and cash flows for the years then ended. These combined financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Noble Midstream Partners LP Predecessor as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 2015, the Predecessor elected to change its method of accounting for computing depreciation under the units-of-production method to the straight-line method for certain assets. That change is a change in accounting estimate effected by and inseparable from the change in accounting principle.

/s/ KPMG LLP

KPMG LLP

Houston, Texas
April 1, 2016

Combined Statements of Operations and Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,	
	2015	2014
Revenues		
Midstream Services—Related Party	$87,837	$ 2,086
Income from Investments	4,621	3,798
Total Revenues	92,458	5,884
Costs and Expenses		
Direct Operating	16,933	8,538
Depreciation, Depletion and Amortization	6,891	11,315
General and Administrative	2,771	6,734
Total Operating Expenses	26,595	26,587
Operating Income (Loss)	65,863	(20,703)
Other Expense		
Interest Expense, Net of Amount Capitalized	4,595	3,566
Total Other Expense	4,595	3,566
Income (Loss) Before Income Taxes	61,268	(24,269)
Income Tax Provision (Benefit)	23,226	(9,178)
Net Income (Loss) and Comprehensive Income (Loss)	$38,042	$(15,091)

The accompanying notes are an integral part of these combined financial statements

Noble Midstream Partners LP Predecessor

Combined Balance Sheets
(in thousands)

	December 31, 2015	December 31, 2014
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 26,612	$ —
Accounts Receivable—Related Party	13,250	—
Other Current Assets	83	—
Total Current Assets	39,945	—
Property, Plant and Equipment		
Total Property, Plant and Equipment, Gross	273,722	211,586
Accumulated Depreciation, Depletion and Amortization	(22,789)	(16,073)
Total Property, Plant and Equipment, Net	250,933	195,513
Investments	12,279	11,077
Deferred Tax Asset	—	9,922
Deferred Charges	2,161	—
Total Assets	$305,318	$216,512
LIABILITIES AND PARENT NET INVESTMENT		
Current Liabilities		
Accounts Payable—Related Party	$ 4,735	$ —
Accounts Payable—Trade	18,356	—
Other Current Liabilities	1,154	—
Due to Affiliate	—	—
Total Current Liabilities	24,245	—
Deferred Tax Liability	13,140	—
Asset Retirement Obligations	3,612	2,839
Other Long-Term Liabilities	782	—
Total Liabilities	41,779	2,839
Commitments and Contingencies		
Total Net Equity—Parent Net Investment	263,539	213,673
Total Liabilities and Parent Net Investment	$305,318	$216,512

The accompanying notes are an integral part of these combined financial statements

Noble Midstream Partners LP Predecessor

Combined Statements of Changes in Parent Net Investment
(in thousands)

	Total Net Equity—Net Parent Investment
Balance at December 31, 2013	$137,179
Net Loss	(15,091)
Contributions from Parent	91,585
Balance at December 31, 2014	$213,673
Net Income	38,042
Contributions from Parent	11,824
Balance at December 31, 2015	$263,539

The accompanying notes are an integral part of these combined financial statements

Noble Midstream Partners LP Predecessor

Combined Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss)	$ 38,042	$(15,091)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation, Depletion and Amortization	6,891	11,315
Deferred Income Taxes	23,062	(9,182)
Stock Based Compensation	145	424
Changes in Operating Assets and Liabilities		
(Increase) in Accounts Receivable—Related Party	(13,250)	—
(Increase) in Other Current Assets	(83)	—
Increase in Current Income Taxes Payable	164	—
Increase in Accounts Payable	14,812	—
Other Operating Assets and Liabilities, Net	(389)	—
Net Cash Provided by (Used) in Operating Activities	69,394	(12,534)
Cash Flows From Investing Activities		
Additions to Property, Plant and Equipment	(53,259)	(80,466)
Additions to Investments	(2,294)	—
Distributions from Investments	1,092	562
Net Cash Used in Investing Activities	(54,461)	(79,904)
Cash Flows From Financing Activities		
Contributions from Parent, Net	11,679	92,438
Net Cash Provided By Financing Activities	11,679	92,438
Increase in Cash and Cash Equivalents	26,612	—
Cash and Cash Equivalents at Beginning of Period	—	—
Cash and Cash Equivalents at End of Period	$ 26,612	$ —

The accompanying notes are an integral part of these combined financial statements

Noble Midstream Partners LP Predecessor

Notes to Combined Financial Statements

Note 1. Description of Business and Basis of Presentation

These combined financial statements constitute the contributed business of our accounting predecessor (the "Predecessor," "we" or "our") from Noble Energy, Inc. ("Noble") to a newly formed partnership, Noble Midstream Partners LP (the "Partnership"), and have been prepared in connection with the initial public offering (the "Offering") of common units representing limited partner interests in the Partnership

The Predecessor business includes the contributed assets, liabilities and results of operations of (i) crude oil and natural gas gathering systems located in the DJ Basin in northern Colorado (ii) crude oil treating facilities in the DJ Basin in northern Colorado (iii) fresh water storage and delivery and saltwater collection in the DJ Basin in northern Colorado and (iv) a 3.33% non-controlling member interest in White Cliffs Pipeline, L.L.C. also located in the DJ Basin (the "White Cliffs Interest") (collectively, the "Contributed Businesses").

The Contributed Businesses were operated and held by a wholly owned subsidiary of Noble during the periods presented in the accompanying combined financial statements. It is anticipated that controlling interests in the Contributed Businesses will be transferred by Noble to the Partnership, in connection with the Offering.

The combined financial statements of the Predecessor have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") on the basis of Noble's historical ownership of the Contributed Businesses.

The accompanying combined statements of operations include expenses related to contracts with Noble beginning in January 2015. See Note 3. Transactions with Affiliates. For periods prior to 2015, the combined financial statements include allocations for certain functions historically performed by Noble, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based primarily on direct usage when identifiable or capital expenditures or other relevant allocation drivers during the respective periods. We believe the assumptions underlying the accompanying combined financial statements, including the assumptions regarding allocation of expenses from Noble, are reasonable. Nevertheless, the accompanying combined financial statements may not include all of the expenses that would have been incurred and may not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among the businesses comprising the Predecessor, the net investment in the Predecessor is shown as Parent Net Investment, in lieu of owner's equity, in the combined financial statements. No goodwill is included in our combined financial statements as none of the goodwill held by Noble at December 31, 2014 is associated with the historical basis of the Contributed Business.

Noble used a centralized approach to the cash management and financing of the Predecessor's operations prior to January 1, 2015. The Predecessor had no bank accounts prior to January 1, 2015 and, as such, the cash generated by our operations was directly received by Noble, and Noble funded our operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Noble were not allocated to us prior to January 1, 2015. We have reflected cash management and financing activities performed by Noble as a component of parent net investment on our accompanying combined balance sheet as of December 31, 2014, and as contributions from parent, net on our accompanying combined statements of cash flows for the year ended December 31, 2014.

Note 2. Summary of Significant Accounting Policies

Use of Estimates The preparation of financial statements in conformity with GAAP requires us to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues

and expenses during the reporting period. Items subject to estimates and assumptions include the useful lives of property and equipment, obligations for environmental liabilities, allocations of expenses from Noble, and deferred tax assets and liabilities, among others. Although management believes these amounts are reasonable, actual results could differ from these estimates.

Cash and Cash Equivalents For purposes of reporting cash flows, cash and cash equivalents include unrestricted cash on hand and investments with original maturities of three months or less at the time of purchase.

Property, Plant and Equipment Property, plant and equipment primarily consists of gathering pipelines, facilities and related equipment, which are stated at the lower of historical cost less accumulated depreciation, or fair value, if impaired. We capitalize construction-related direct labor, material costs and the interest related to construction. Maintenance and repair costs are expensed as incurred. Prior to January 1, 2015, certain assets were accounted for under the successful efforts method of accounting within Noble's accounting policies. Under this method, costs to acquire mineral interests in crude oil and natural gas properties, drill and equip exploratory wells that find proved reserves, and drill and equip development wells are capitalized. Capitalized costs of producing crude oil and natural gas properties, along with support equipment and facilities, are amortized to expense by the unit-of-production method based on proved crude oil, natural gas and NGL reserves on a field-by-field basis, as estimated by Noble's qualified petroleum engineers. Noble's policy is to use quarter-end reserves and add back current period production to compute quarterly depreciation, depletion and amortization expense. Costs of certain gathering facilities or processing plants serving a number of properties are depreciated using the straight-line method over the useful lives of the assets ranging from three to thirty years. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the accounts and the resulting gain or loss is recognized.

Although Noble has historically operated the midstream assets in support of the U.S. onshore upstream business as a cost center within the U.S. reportable segment, beginning in January 2015, Noble began operating the midstream business as a stand-alone business. However, the midstream business will continue to be consolidated by Noble and reported within Noble's consolidated financial statements. Due to the change in the intended use of these assets, Noble changed the method of depreciation from units-of-production to the straight-line method for future accounting periods. This change is a change in accounting estimate that is effected by a change in accounting principle. When the two are inseparable, the change is accounted for as a change in accounting estimate. Depreciation will be calculated on a straight-line basis prospectively from the first quarter of 2015, the period of change, and in prospective periods. For assets that were converted from the unit-of-production method, their respective asset lives will be 30 years from the date originally placed into service. As of December 31, 2015 our assets have remaining useful lives ranging from 23 to 30 years.

Property and equipment included assets under construction of $40.1 million and $42.0 million at December 31, 2015 and December 31, 2014, respectively.

Capitalization of Interest We capitalize interest costs associated with the development and construction of significant assets or projects to bring them to a condition and location necessary for their intended use. Interest is capitalized using an interest rate equivalent to the weighted average rate Noble pays on long-term debt. Capitalized interest is included in Property, plant and equipment and is depreciated over the life of the asset. Capitalized interest totaled $2.5 million and $1.6 million for the years ended December 31, 2015 and 2014, respectively.

Investments We use the cost method of accounting for investments in entities that we do not control or exert significant influence over. We carry the investments at cost on our combined balance sheet and recognize

dividends on our combined statement of operations when received. Dividends received in excess of earnings are recorded as a return of capital on the combined balance sheet. We account for our investment in the White Cliffs Interest under the cost method of accounting for investments because we have virtually no influence over partnership operations and financial policies.

Asset Retirement Obligations Asset retirement obligations ("AROs") consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our equipment and facilities. We recognize the fair value of a liability for an ARO in the period in which it is incurred when we have an existing legal obligation associated with the retirement of our properties that can reasonably be estimated, with the associated asset retirement cost capitalized as part of the carrying cost of the asset. The asset retirement cost is determined at current costs and is inflated into future dollars using an inflation rate that is based on the consumer price index. The future projected cash flows are then discounted to their present value using a credit-adjusted risk-free rate. After initial recording, the liability is increased for the passage of time, with the increase being reflected as accretion expense and included in our depreciation, depletion and amortization expense in the combined statement of operations. Subsequent adjustments in the cost estimate are reflected in the liability and the amounts continue to be amortized over the useful life of the related long-lived asset.

Deferred Charges We defer incremental costs directly attributable to the Offering, and as of December 31, 2015 we had deferred $2.2 million of associated charges. These charges will be netted against gross proceeds of the Offering, once completed. Alternatively, if we decide not to continue towards the Offering or the Offering is postponed or significantly delayed, these costs will be expensed in the period in which we elected not to proceed with the Offering or due to the assessment of current facts and circumstances. These costs are primarily comprised of legal, accounting and printing fees associated with drafting the registration statement.

Parent Net Investment In the accompanying combined balance sheets, parent net investment represents Noble's historical investment in us, our accumulated net results, and the net effect of transactions with, and allocations from, Noble.

Revenue Recognition Beginning in January 2015, we earn substantially all of our revenues from our commercial agreements we have entered into with Noble. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collectability is reasonably assured.

We recognized related party revenues of $87.8 million and $2.1 million from Noble during the year ended December 31, 2015 and 2014, respectively.

Income Taxes We are not a separate taxable entity for U.S. federal and state tax purposes, and our results are included in the consolidated income tax returns of Noble. The provision for income taxes and income tax assets and liabilities were determined as if we were a stand-alone taxpayer for all periods presented. Deferred income taxes are determined using the liability method and reflect temporary differences between the financial statement carrying amount and income tax basis of assets and liabilities recorded using the currently enacted statutory income tax rates. Regular assessments are made of the likelihood of those deferred tax assets being realized. If it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount expected to be realized. Following the Offering, our operations will be treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of taxable income.

Comprehensive Income (Loss) There are no differences between net income (loss) and comprehensive income (loss) due to the absence of items of other comprehensive income (loss) in the periods presented.

Noble Midstream Partners LP Predecessor

Notes to Combined Financial Statements

Recently Issued Accounting Standards

Income Taxes In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-17 (ASU 2015-17): *Income Taxes (Topic 940)*, effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. ASU 2015-17 requires that all deferred tax liabilities and assets, as well as any related valuation allowance, be classified in the balance sheet as noncurrent. This guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We elected to early adopt ASU 2015-17 as of December 31, 2015 with prospective application. See Note 7. Income Taxes.

Consolidation In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): *Consolidation—Amendments to the Consolidation Analysis*, effective for annual and interim periods beginning after December 15, 2015. ASU 2015-02 changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. We are currently evaluating the provisions of ASU 2015-02 and assessing the impact, if any, it may have on our financial position and results of operations.

Revenue Recognition In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), which creates Topic 606, *Revenue from Contracts with Customers*, and supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, ASU 2014-09 supersedes the cost guidance in Subtopic 605-35, *Revenue Recognition—Construction—Type and Production—Type Contracts*, and creates new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers.

In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, ASU 2014-09 requires enhanced financial statement disclosures over revenue recognition as part of the new accounting guidance. The standard will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are currently evaluating the provisions of ASU 2014-09 and implementation guidance to determine the impact, if any, it may have on our financial position and results of operations.

Note 3. Transactions with Affiliates

Revenues We generate a substantial portion of our revenues from commercial agreements with Noble. Additional detail related to our related party revenue is as follows:

	Year Ended December 31	
	2015	2014
(in thousands)		
Midstream Services—Related Party		
Natural Gas, Crude Oil and Produced Water Gathering	$56,297	$ —
Water Delivery	27,097	—
Crude Oil Treating	4,443	2,086
Total Midstream Services—Related Party	$87,837	$2,086

Expenses We have historically been operated as part of the consolidated operations of Noble and a substantial portion of our transactions are with Noble and its affiliates. Noble provides substantial labor and overhead support for us. In January of 2015 we entered into an agreement to pay a fixed fee for certain overhead support

functions. For the year ended December 31, 2015, our general and administrative charges totaled $2.8 million. Prior to entering into this agreement, these allocations were based primarily on direct usage when identifiable or capital expenditures during the respective periods. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had we operated as a stand-alone company for the periods presented. For the year ended December 31, 2014, allocated general and administrative expenses including treasury, tax, accounting, human resources and legal services totaled $6.7 million. Additionally, Noble allocated interest expense to us based on capital expenditures for the periods presented.

Note 4. Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	December 31, 2015	December 31, 2014
(in thousands)		
Crude Oil, Natural Gas and Produced Water Gathering Systems and Facilities	$169,365	$109,530
Water Delivery System	44,150	39,952
Crude Oil Treating Facilities	20,099	20,123
Construction-in-Progress	40,108	41,981
Total Property, Plant and Equipment, at Cost	273,722	211,586
Accumulated Depreciation	(22,789)	(16,073)
Property, Plant and Equipment, Net	$250,933	$195,513

Note 5. Asset Retirement Obligations

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our equipment and facilities. Changes in ARO are as follows:

	Year Ended December 31,	
	2015	2014
(in thousands)		
Asset Retirement Obligations, Beginning Balance	$2,839	$2,704
Liabilities Incurred	599	—
Accretion Expense[1]	174	135
Asset Retirement Obligations, Ending Balance	$3,612	$2,839

(1) Accretion expense is included in depreciation, depletion and amortization expense in the combined statements of operations.

For the years ended December 31, 2015 and 2014, liabilities incurred were related to our central gathering facility in Weld County, Colorado.

Note 6. Stock-Based Compensation

Certain Noble employees supporting our operations were granted stock-based compensation awards under Noble stock option and restricted stock plans. Expenses associated with these Noble stock-based compensation awards were included in the Predecessor's combined statements of operations during the respective years. In 2015, we

recognized $145 thousand of expense related to Noble stock compensation awards. In 2014, we recognized $424 thousand of expense related to Noble stock compensation awards.

Noble's stock-based compensation plans may grant stock options and stock appreciation rights and award restricted stock and cash awards to our officers or other employees and those of our subsidiaries. Stock options are issued with an exercise price equal to the fair market value of Noble's common stock on the date of grant, and are subject to such other terms and conditions as may be determined by the Compensation, Benefits, and Stock Option Committee (the "Committee") of Noble's Board of Directors. Unless granted by the Committee for a shorter term, the options expire 10 years from the grant date. Option grants generally vest ratably over a three-year period.

Restricted stock awards with a time-vested restriction vest over a three year period (20% after year one, an additional 30% after year two and the remaining 50% after year three) or over a two year period (40% after year one and the remaining 60% after year two). Restricted stock awards with a performance-vested restriction cliff vest after a three year period if Noble achieves certain levels of total shareholder return relative to a pre-determined industry peer group.

Stock Option Grants

The fair value of each stock option granted was estimated on the date of grant using a Black-Scholes-Merton option valuation model that used the assumptions described below:

- *Expected term*. The expected term represents the period of time that options granted are expected to be outstanding, which is the grant date to the date of expected exercise or other expected settlement for options granted. The hypothetical midpoint scenario considers Noble's actual exercise and post-vesting cancellation history and expectations for future periods, which assumes that all vested, outstanding options are settled halfway between the current date and their expiration date.

- *Expected volatility*. The expected volatility represents the extent to which Noble's stock price is expected to fluctuate between the grant date and the expected term of the award. Historical volatility of Noble's common stock relates to a period equal to the expected term of the option prior to the date of grant. Historical volatility produces an estimate that is representative of Noble's expectations about the future volatility of Noble's common stock over the expected term.

- *Risk-free rate*. The risk-free rate is the implied yield available on US Treasury securities with a remaining term equal to the expected term of the option. The risk-free rate is based on a weighting of five and seven year US Treasury securities as of the date of grant.

- *Dividend yield*. The dividend yield represents the value of Noble's stock's annualized dividend as compared to Noble's stock's average price for the three-year period ended prior to the date of grant. It is calculated by dividing one full year of Noble's expected dividends by Noble's average stock price over the three-year period ended prior to the date of grant.

The assumptions used in valuing Noble's stock options granted were as follows:

	Year Ended December 31,	
(weighted averages)	**2015**	**2014**
Expected Term (in Years)	6.0	5.9
Expected Volatility	32.6%	35.1%
Risk-Free Rate	1.4%	1.8%
Expected Dividend Yield	1.2%	1.1%
Weighted Average Grant-Date Fair Value	$13.93	$20.31

Noble Midstream Partners LP Predecessor

Notes to Combined Financial Statements

Restricted Stock Awards Awards of time-vested restricted stock (shares subject to service conditions) are valued at the price of Noble's common stock at the date of award. The fair values of performance based restricted stock awards are estimated on the grant date of award using a Monte Carlo valuation model that uses the assumptions in the following table. The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment. Expected volatility represents the extent to which Noble's stock price is expected to fluctuate between now and the award's anticipated term. The calculation uses the historical volatility of Noble's common stock for the three-year period ended prior to the date of award. The risk-free rate is based on a three-year period for U.S. Treasury securities as of the year ended prior to the date of award.

The assumptions used in valuing Noble's performance based restricted stock awards granted were as follows:

	Year Ended December 31,	
	2015	2014
Number of Simulations	500,000	500,000
Expected Volatility	30%	30%
Risk-Free Rate	0.8%	0.7%
Weighted Average Award-Date Fair Value	$ 35.53	$ 41.22

As of December 31, 2015, $82 thousand of compensation cost related to unvested stock options granted under Noble's stock option plan remained to be recognized. The cost is expected to be recognized over a weighted-average period of 0.8 years.

Note 7. Income Taxes

Income taxes have been prepared on a separate return basis as if the Predecessor was a stand-alone entity. The Predecessor, however, is included in Noble's U.S. consolidated federal income tax return and also files some U.S. state income tax returns on a combined basis with Noble. All income before income taxes for the periods presented was earned in the United States.

	Year Ended December 31,	
	2015	2014
(in thousands)		
Current Taxes		
Federal	$ —	$ —
State	164	4
Total Current	164	4
Deferred Taxes		
Federal	21,289	(8,494)
State	1,773	(688)
Total Deferred	23,062	(9,182)
Total Income Tax Provision	$23,226	$(9,178)
Effective Tax Rate	37.9%	37.8%

Noble Midstream Partners LP Predecessor

Notes to Combined Financial Statements

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,	
	2015	2014
(percentages)		
Federal Statutory Rate	35.0%	35.0%
Effect of		
State Taxes, Net of Federal Benefit	2.9%	2.8%
Effective Rate	37.9%	37.8%

The components of deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	2015	2014
Deferred Tax Assets		
Loss Carryforwards	$ 8,267	$18,839
Total Deferred Tax Assets[1]	8,267	18,839
Deferred Tax Liabilities		
Property, Plant and Equipment, Principally Due to Differences in Depreciation, Amortization	(21,407)	(8,917)
Total Deferred Tax Liability[1]	(21,407)	(8,917)
Net Deferred Tax Asset (Liability)	$(13,140)	$ 9,922

(1) As discussed in Note 2. Summary of Significant Accounting Policies, we have elected to early adopt and apply the presentation requirements of ASU 2015-17, Balance Sheet Classification of Deferred Taxes, as of December 31, 2015. Prior periods have not been retrospectively adjusted.

At December 31, 2015, we had net operating losses (NOL) of $21.4 million that, if unused, will begin to expire in 2034. The realization of the deferred tax asset related to the NOL is dependent upon generating sufficient taxable income in the applicable jurisdictions. We believe future revenue will generate sufficient taxable income to utilize the NOL and a valuation allowance will not be required.

Note 8. Concentration of Credit Risk

Noble accounted for 95% and 35% of our revenues for the years ended December 31, 2015 and 2014, respectively.

Note 9. Supplemental Cash Flow Information

We accrued $13.3 million and $5.0 million related to midstream capital expenditures as of December 31, 2015 and 2014, respectively.

Note 10. Commitments and Contingencies

Legal Proceedings

For the periods presented, we were part of Noble's integrated business. In the ordinary course of business, Noble is from time to time party to various judicial and administrative proceedings. Noble regularly assesses the need

Noble Midstream Partners LP Predecessor

Notes to Combined Financial Statements

for accounting recognition or disclosure of these contingencies. In the case of a known contingency, Noble accrues a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. As of December 31, 2015 and 2014, Noble did not have accrued liabilities for any legal contingencies related to us. Based on currently available information, we believe it is remote that the outcome of known matters would have a material adverse impact on our combined financial condition, results of operations or cash flows.

Note 11. Segments

Our operations are located in the U.S. and are organized into the following reporting segments: Gathering Systems, Water Delivery, Investments in Midstream Entities, and Partnership and Other. Our reportable segments comprise the structure used by our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance. The accounting policies of the segments are identical to those described in Note 2. Summary of Significant Accounting Policies of these combined financial statements.

Partnership expenses include general expenses associated with managing all reportable segments. Partnership assets consist primarily of cash, accounts receivable and deferred tax assets.

Summarized financial information concerning the Partnership's reportable segments is shown in the following tables:

	Gathering Systems	Water Delivery	Investments in Midstream Entities [1]	Partnership and Other	Combined
Year Ended December 31, 2015					
Revenues—Related Party	$ 60,740	$27,097	$ —	$ —	$ 87,837
Income from Investments	—	—	4,621	—	4,621
Total Revenues	60,740	27,097	4,621	—	92,458
Income (Loss) before Income Taxes	41,646	22,899	4,621	(7,898)	61,268
Year Ended December 31, 2014					
Revenues—Related Party	$ 2,086	—	$ —	$ —	$ 2,086
Income from Investments	—	—	3,798	—	3,798
Total Revenues	2,086	—	3,798	—	5,884
Income (Loss) before Income Taxes	(13,381)	(2,303)	3,798	(12,383)	(24,269)
December 31, 2015					
Total Assets	201,744	49,189	12,279	42,106	305,318
Additions to Long-Lived Assets	50,858	11,278	—	—	62,136
December 31, 2014					
Total Assets	156,302	39,211	11,077	9,922	216,512
Additions to Long-Lived Assets	64,947	14,242	—	—	79,189

(1) Total Assets includes $2.3 million of additions to investments, offset by $1.1 million of distributions from investments during the year ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Noble Midstream Partners LP:

We have audited the accompanying balance sheet of Noble Midstream Partners LP (the Partnership) as of June 30, 2016. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Noble Midstream Partners LP as of June 30, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP

Houston, Texas
August 10, 2016

Noble Midstream Partners LP

Balance Sheet

	June 30, 2016
Assets	
Cash	$1,000
Total Assets	$1,000
Partners' Capital	
Limited Partner	980
General Partner	20
Total Partners' Capital	$1,000

The accompanying notes are an integral part of these financial statements

Noble Midstream Partners LP

Notes to Balance Sheet

Note 1. Description of Business and Basis of Presentation

Noble Midstream Partners LP ("we" or the "Partnership") is a Delaware limited partnership, which was formed on December 23, 2014 but has not yet commenced operations. Noble Midstream Partners GP LLC (the "General Partner") is a limited liability company formed on December 23, 2014 to become the General Partner of the Partnership.

On December 23, 2014, in connection with the formation of the Partnership, Noble Midstream Partners LP issued to (i) Noble Midstream Partners GP LLC a 1% General Partner interest in the Partnership for $20 and (ii) to Noble Midstream Services, LLC, a 99% limited partner interest in the Partnership for $980.

Note 2. Subsequent Events

We have evaluated subsequent events through the date of issuance of the balance sheet. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in the balance sheet or notes to the financial statement.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

NOBLE MIDSTREAM PARTNERS LP

A Delaware Limited Partnership

Dated as of

[   ], 2016

TABLE OF CONTENTS

**FIRST AMENDED AND RESTATED AGREEMENT OF
LIMITED PARTNERSHIP OF NOBLE MIDSTREAM PARTNERS LP**

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF NOBLE MIDSTREAM PARTNERS LP, dated as of [   ], 2016, is entered into by and between NOBLE MIDSTREAM GP LLC, a Delaware limited liability company, as the General Partner, and NBL MIDSTREAM, LLC, a Delaware limited liability company ("*NBL Midstream*"), as a Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

**ARTICLE I
DEFINITIONS**

Section 1.1 <u>Definitions</u>. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"**Acquisition**" means any transaction in which any Group Member acquires (through an asset acquisition, stock acquisition, merger or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long term, the operating capacity, operating income or revenue of the Partnership Group from the operating capacity, operating income or revenue of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months.

"**Additional Book Basis**" means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event (an "*Additional Book Basis Reduction*") and the Carrying Value of other property is increased as a result of such Book-Down Event (a "*Carrying Value Increase*"), then any such Carrying Value Increase shall be treated as Additional Book Basis in an amount equal to the lesser of (i) the amount of such Carrying Value Increase and (ii) the amount determined by proportionately allocating to the Carrying Value Increases resulting from such Book-Down Event by the lesser of (A) the aggregate Additional Book Basis Reductions resulting from such Book-Down Event and (B) the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this <u>clause (b)</u> to such Book-Down Event).

"**Additional Book Basis Derivative Items**" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "*Excess Additional Book Basis*"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional

A-1

Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; *provided* that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

"**Adjusted Capital Account**" means, with respect to any Partner, the balance in such Partner's Capital Account at the end of each taxable period of the Partnership, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c), including any amount that such Partner is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest was the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

"**Adjusted Operating Surplus**" means, with respect to any period, (a) Operating Surplus generated with respect to such period *less* (b) (i) the amount of any net increase in Working Capital Borrowings (or the Partnership's proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) the amount of any net decrease in cash reserves (or the Partnership's proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and *plus* (c) (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership's proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above and (iii) the amount of any net increase in cash reserves (or the Partnership's proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of "Operating Surplus."

"**Adjusted Property**" means any property the Carrying Value of which has been adjusted pursuant to Section 5.4(d).

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"**Aggregate Quantity of IDR Reset Common Units**" has the meaning given such term in Section 5.10(a).

"**Aggregate Remaining Net Positive Adjustments**" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

"**Agreed Allocation**" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

"**Agreed Value**" of (a) a Contributed Property means the fair market value of such Contributed Property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner.

"**Agreement**" means this First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, as it may be amended, supplemented or restated from time to time, including pursuant to any Supplemental Terms Annex.

"**Associate**" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

"**Available Cash**" means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Partnership Group (or the Partnership's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter; and

(ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter; less

(b) the amount of any cash reserves established by the General Partner (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter;

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

(iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; *provided, further*, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

"**Board of Directors**" means the board of directors or board of managers of the General Partner if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner if the General Partner is a limited partnership, as applicable.

"**Book Basis Derivative Items**" means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (*e.g.*, depreciation, depletion, or gain or loss with respect to an Adjusted Property).

"**Book-Down Event**" means a Revaluation Event that gives rise to a Revaluation Loss.

"**Book-Tax Disparity**" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.4 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

"**Book-Up Event**" means a Revaluation Event that gives rise to a Revaluation Gain.

"**Business Day**" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, the State of Colorado or the State of Texas shall not be regarded as a Business Day.

"**Capital Account**" means the capital account maintained for a Partner pursuant to Section 5.4. The "Capital Account" of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest was the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

"**Capital Contribution**" means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

"**Capital Improvement**" means (a) the construction of new capital assets by a Group Member, (b) the replacement, improvement or expansion of existing capital assets by a Group Member or (c) a capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest, to fund such Group Member's pro rata share of the cost of the construction of new, or the replacement, improvement or expansion of existing, capital assets by such Person, in each case if and to the extent such construction, replacement, improvement or expansion is made to increase, over the long term, the operating capacity, operating income or revenue of the Partnership Group, in the case of clause (a) and clause (b), or such Person, in the case of clause (c), from the operating capacity, operating income or revenue of the Partnership Group or such Person, as the case may be, existing immediately prior to such construction, replacement, improvement, expansion or capital contribution. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months.

"**Capital Surplus**" means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

"**Carrying Value**" means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners' Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with

Section 5.4(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

"**Cause**" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

"**Certificate**" means a certificate, in such form (including in global form if permitted by applicable rules and regulations of The Depository Trust Company or its successors and assigns) as may be adopted by the General Partner, issued by the Partnership and evidencing ownership of Partnership Interests. The initial form of Certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

"**Certificate of Limited Partnership**" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

"**Citizenship Eligible Holder**" means a Limited Partner whose nationality, citizenship or other related status the General Partner determines, upon receipt of an Eligibility Certificate or other requested information, does not or would not create under any federal, state or local law or regulation to which a Group Member is subject, a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which a Group Member has an interest.

"**claim**" or "**claims**" (for purposes of Section 7.12(g)) has the meaning given such term in Section 7.12(g).

"**Closing Date**" means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the IPO Underwriting Agreement.

"**Closing Price**" for any day, with respect to Limited Partner Interests of a particular class, means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

"**Combined Interest**" has the meaning given such term in Section 11.3(a).

"**Commences Commercial Service**" means the date upon which a Capital Improvement is first put into or commences commercial service by a Group Member following completion of construction, replacement, improvement or expansion and testing, as applicable.

"**Commission**" means the United States Securities and Exchange Commission.

"**Common Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

"**Common Unit Arrearage**" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

"**Conflicts Committee**" means any committee of the Board of Directors (whether designated as a "Conflicts Committee" or otherwise) composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than (i) Common Units and (ii) awards that are granted to such director in his or her capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (d) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

"**Construction Debt**" means debt incurred to fund (a) all or a portion of a Capital Improvement or replacement asset, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions (including incremental Incentive Distributions) on Construction Equity.

"**Construction Equity**" means equity issued to fund (a) all or a portion of a Capital Improvement or replacement asset, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions (including incremental Incentive Distributions) on other Construction Equity. Construction Equity does not include equity issued in the Initial Public Offering.

"**Construction Period**" means the period beginning on the date that a Group Member enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member abandons or disposes of such Capital Improvement.

"**Contributed Property**" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

"**Contribution Agreement**" means that certain Contribution, Conveyance and Assumption Agreement, effective as of the Closing Date, by and among Noble, the Organizational Limited Partner, NBL Midstream, the General Partner, the Partnership and certain other Persons party thereto, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

"**Cumulative Common Unit Arrearage**" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

"**Curative Allocation**" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

"**Current Market Price**" means, as of any date for any class of Limited Partner Interests, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

"**Deferred Issuance**" has the meaning given such term in Section 5.2(c)

"**Delaware Act**" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, *et seq.*, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Departing General Partner**" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

"**Derivative Partnership Interests**" means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

"**Disposed of Adjusted Property**" has the meaning given such term in Section 6.1(d)(xii)(B).

"**Economic Risk of Loss**" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"**Eligibility Certificate**" means a certificate the General Partner may request a Limited Partner to execute as to such Limited Partner's (or such Limited Partner's beneficial owners') federal income tax status or nationality, citizenship or other related status for the purpose of determining whether such Limited Partner is an Ineligible Holder.

"**Estimated Incremental Quarterly Tax Amount**" has the meaning given such term in Section 6.9.

"**Estimated Maintenance Capital Expenditures**" means an estimate made in good faith by the General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur over the long term to maintain the operating capacity and/or operating income, in each case to the extent the General Partner (with the concurrence of the Conflicts Committee) deems appropriate at the time such estimate is made, of the Partnership Group (including the Partnership's proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Maintenance Capital Expenditures. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

"**Event Issue Value**" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units (before deduction for any underwriters' discounts and commissions), or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"**Event of Withdrawal**" has the meaning given such term in Section 11.1(a).

"**Excess Additional Book Basis**" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"**Excess Distribution**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Excess Distribution Unit**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Expansion Capital Expenditures**" means cash expenditures for Acquisitions or Capital Improvements and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt to fund Expansion Capital Expenditures. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"**Final Subordinated Units**" has the meaning given such term in Section 6.1(d)(x)(A).

"**First Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(D).

"**First Target Distribution**" means $0.4313 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending September 30, 2016, it means the product of $0.4313 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Fully Diluted Weighted Average Basis**" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period *plus* (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means Noble Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Group**" means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"**Group Member**" means a member of the Partnership Group.

"**Group Member Agreement**" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

"**Hedge Contract**" means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in interest rates, the price of hydrocarbons, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

"**Holder**" means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this Agreement; *provided*, such transferee agrees in writing to be bound by the terms of this Agreement and provides its name and address to the Partnership promptly upon such transfer.

"**IDR Reset Common Units**" has the meaning given such term in Section 5.10(a).

"**IDR Reset Election**" has the meaning given such term in Section 5.10(a).

"**Incentive Distribution Right**" means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest).

"**Incentive Distributions**" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4(a)(v), (vi) and (vii) and Section 6.4(b)(iii), (iv) and (v).

"**Incremental Income Taxes**" has the meaning given such term in Section 6.9.

"**Indemnified Persons**" has the meaning given such term in Section 7.12(g).

"**Indemnitee**" means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of (i) any Group Member, the General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another Person owing a fiduciary or contractual duty or standard of care to any Group Member; *provided*, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an "Indemnitee" for purposes of this Agreement because such Person's status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group's business and affairs.

"**Ineligible Holder**" means a Limited Partner who is not a Citizenship Eligible Holder or a Rate Eligible Holder.

"**Initial Common Units**" means the Common Units sold in the Initial Public Offering.

"**Initial Limited Partners**" means NBL Midstream (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it as described in Section 5.2(a)) and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.2(b) in connection with the Initial Public Offering.

"**Initial Public Offering**" means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Over-Allotment Option), as described in the IPO Registration Statement.

"**Initial Unit Price**" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

"**Interim Capital Transactions**" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the IPO Underwriters in the Initial Public Offering) to anyone other than the Partnership Group; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; and (d) capital contributions received by a Group Member.

"**Investment Capital Expenditures**" means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

"**IPO Prospectus**" means the final prospectus relating to the Initial Public Offering dated [   ], 2016 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [   ], 2016.

"**IPO Registration Statement**" means the Registration Statement on Form S-1 (File No. 333-207560, as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

"**IPO Underwriter**" means each Person named as an underwriter in Exhibit A to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

"**IPO Underwriting Agreement**" means that certain Underwriting Agreement dated as of [   ], 2016 among the IPO Underwriters, NBL Midstream, the General Partner and the Partnership, providing for the purchase of Common Units by the IPO Underwriters.

"**Liability**" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

"**Limited Partner**" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership; *provided, however*, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of any Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

"**Limited Partner Interest**" means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests (other than a General Partner Interest) or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

"**Liquidation Date**" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"**Liquidation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Liquidation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Liquidator**" means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"**Maintenance Capital Expenditure**" means cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity or operating income of the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on Construction Debt to fund the replacement assets and paid in respect of the Construction Period and the amount of cash distributions paid in respect of Construction Equity to fund the construction or development of replacement assets (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months.

"**Merger Agreement**" has the meaning given such term in Section 14.1.

"**Minimum Quarterly Distribution**" means $0.3750 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.3750 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**NBL Midstream**" has the meaning given such term in the preamble.

"**Net Agreed Value**" means (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4(b)) that are recognized (i) after the Liquidation Date ("*Liquidation Gain*") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("*Sale Gain*"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.4(d) on the date of a Revaluation Event ("*Revaluation Gain*"); *provided, however*, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and *provided, further*, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

"**Net Termination Loss**" means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4(b)) that are recognized (i) after the Liquidation Date ("*Liquidation Loss*") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("*Sale Loss*"), or (b)the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.4(d) on the date of a Revaluation Event ("*Revaluation Loss*"); *provided, however*, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and *provided, further*, that Sale Loss and Revaluation Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Loss or Revaluation Loss occurs.

"**Noble**" means Noble Energy, Inc., a Delaware corporation.

"**Noncompensatory Option**" has the meaning set forth in Treasury Regulation Section 1.721-2(f).

"**Nonrecourse Built-in Gain**" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

"**Nonrecourse Deductions**" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

"**Notice**" means a written request from a Holder pursuant to Section 7.12 which shall (a) specify the Registrable Securities intended to be registered, offered and sold by such Holder, (b) describe the nature or method of the proposed offer and sale of Registrable Securities and (c) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required or appropriate in order to permit the Partnership to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

"**Notice of Election to Purchase**" has the meaning given such term in Section 15.1(b).

"**Omnibus Agreement**" means that certain Omnibus Agreement, effective as of the Closing Date, among Noble, the Organizational Limited Partner, NBL Midstream, the General Partner, the Partnership and the other Persons party thereto from time to time, as such agreement may be amended, supplemented or restated from time to time.

"**Operational Services and Secondment Agreement**" means that certain Operational Services and Secondment Agreement, effective as of the Closing Date, among Noble, the Partnership, the General Partner and the other Persons party thereto from time to time, as such agreement may be amended, supplemented or restated from time to time.

"**Operating Expenditures**" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Estimated Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Maintenance Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners, (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (vii) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Prospectus. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $45.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity to fund Expansion Capital Expenditures, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; *provided, however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts; and (z) cash received from any equity interest in a Person that is not a Subsidiary of a Group Member and for which the Partnership accounts using the equity method shall not exceed the Partnership's proportionate share of the Person's Operating Surplus (calculated as if the pertinent definitions hereof applied to such Person from the date the Partnership acquired its interest without any basket similar to clause (a)(i) above).

"**Opinion of Counsel**" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

"**Option Closing Date**" means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.

"**Organizational Limited Partner**" means Noble Midstream Services, LLC, a Delaware limited liability company.

"**Original General Partner Interest**" has the meaning given such term in Section 5.1.

"**Original Limited Partner Interest**" has the meaning given such term in Section 5.1.

"**Outstanding**" means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding in the Partnership Register as of the date of determination; *provided, however*, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class or group of Partnership Interests for purposes of this Agreement or the Delaware Act); *provided, further*, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i), *provided*, that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

"**Over-Allotment Option**" means the option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to the IPO Underwriting Agreement.

"**Partner Nonrecourse Debt**" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

"**Partner Nonrecourse Debt Minimum Gain**" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

"**Partner Nonrecourse Deductions**" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

"**Partners**" means the General Partner and the Limited Partners.

"**Partnership**" means Noble Midstream Partners LP, a Delaware limited partnership.

"**Partnership Group**" means, collectively, the Partnership and its Subsidiaries.

"**Partnership Interest**" means any equity interest, including any class or series of equity interest, in the Partnership, which shall include any Limited Partner Interests but shall exclude the General Partner Interest and any Derivative Partnership Interests.

"**Partnership Minimum Gain**" means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

"**Partnership Register**" means a register maintained on behalf of the Partnership by the General Partner, or, if the General Partner so determines, by the Transfer Agent as part of the Transfer Agent's books and transfer records, with respect to each class of Partnership Interests in which all Record Holders and transfers of such class of Partnership Interests are registered or otherwise recorded.

"**Per Unit Capital Amount**" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

"**Percentage Interest**" means, as of any date of determination, (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.5, the percentage calculated in accordance with the method established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right and the General Partner Interest, in each case, shall at all times be zero.

"**Person**" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, government agency or political subdivision thereof or other entity.

"**Plan of Conversion**" has the meaning given such term in Section 14.1.

"**Privately Placed Units**" means any Common Units issued for cash or property other than pursuant to a public offering.

"**Pro Rata**" means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests, (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder and (d) when used with respect to Holders who have requested to include Registrable Securities in a Registration Statement pursuant to Section 7.12(a) or Section 7.12(b), apportioned among all such Holders in accordance with the relative number of Registrable Securities held by each such holder and included in the Notice relating to such request**.**

"**Purchase Date**" means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

"**Quarter**" means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

"**Rate Eligible Holder**" means a Limited Partner subject to U.S. federal income taxation on the income generated by the Partnership. A Limited Partner that is an entity not subject to U.S. federal income taxation on the income generated by the Partnership shall be deemed a Rate Eligible Holder so long as all of the entity's beneficial owners are subject to such taxation.

"**Recapture Income**" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

"**Record Date**" means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer. For the avoidance of doubt, Section 13.6 of the Agreement shall not apply to any Record Date set by the General Partner for purposes of determining the identity of Record Holders entitled to receive any report or distribution or participate in any offer.

"**Record Holder**" means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered in the records of the Transfer Agent and in the Partnership Register as of the Partnership's close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Partnership Register that the General Partner has caused to be kept as of the Partnership's close of business on a particular Business Day.

"**Redeemable Interests**" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

"**Registrable Security**" means any Partnership Interest other than the General Partner Interest; *provided, however*, that any Registrable Security shall cease to be a Registrable Security: (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission, or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security may be disposed of without restriction pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor's rights under Section 7.12 have not been assigned to the transferee of such securities.

"**Registration Statement**" has the meaning given such term in Section 7.12(a).

"**Remaining Net Positive Adjustments**" means, as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Unitholders' Share of Additional Book Basis Derivative Items for each prior taxable period and (b) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"**Required Allocations**" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"**Reset MQD**" has the meaning given such term in Section 5.10(e).

"**Reset Notice**" has the meaning given such term in Section 5.10(b).

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"**Revaluation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Revaluation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Sale Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.4688 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.4688 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**Subordinated Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2019 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units,

A-18

Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Supplemental Terms Annex**" has the meaning given such term in Section 5.5(b).

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Tax Matters Partner**" has the meaning given such term in Section 9.3.

"**Tenth Anniversary**" means [   ], 2026.

"**Third Target Distribution**" means $0.5625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.5625 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**Transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided,*

however, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

"**Treasury Regulation**" means the United States Treasury regulations promulgated under the Code.

"**Underwritten Offering**" means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a "bought deal" with one or more investment banks and (c) an "at-the-market" offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

"**Unit**" means a Partnership Interest that is designated by the General Partner as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

"**Unit Majority**" means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and at least a majority of the Outstanding Subordinated Units, voting as a separate class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

"**Unitholders**" means the Record Holders of Units.

"**Unpaid MQD**" has the meaning given such term in Section 6.1(c)(i)(B).

"**Unrealized Gain**" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

"**Unrealized Loss**" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

"**Unrecovered Initial Unit Price**" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

"**Unrestricted Person**" means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an "Unrestricted Person" for purposes of this Agreement from time to time.

"**U.S. GAAP**" means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

"**Withdrawal Opinion of Counsel**" has the meaning given such term in Section 11.1(b).

"**Working Capital Borrowings**" means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions

to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within twelve months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2 **Construction**. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation" and (d) the terms "hereof," "herein" or "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement by the General Partner, any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders, each other Person or Group who acquires an interest in a Partnership Interest and all other Persons for all purposes.

ARTICLE II
ORGANIZATION

Section 2.1 **Formation**. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The parties hereby amend and restate the original Agreement of Limited Partnership of Noble Midstream Partners LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties and Liabilities of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 **Name**. The name of the Partnership shall be "*Noble Midstream Partners LP*". Subject to applicable law, the Partnership's business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 **Registered Office; Registered Agent; Principal Office; Other Offices**. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 1001 Noble Energy Way, Houston, Texas 77070, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 1001 Noble Energy Way, Houston, Texas 77070, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 **Purpose and Business**. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business

activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to a Group Member; *provided*, *however*, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 **Powers**. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 **Term**. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 **Title to Partnership Property**. Title to Partnership property, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership property or any portion thereof. Title to any or all of the Partnership property may be held in the name of the Partnership, the General Partner, one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership property for which record title is held in the name of the General Partner or one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; *provided*, *however*, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership's designated Affiliates as soon as reasonably practicable; *provided, further*, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership property shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership property is held.

ARTICLE III
RIGHTS OF LIMITED PARTNERS

Section 3.1 **Limitation of Liability**. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 **Management of Business**. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business,

transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 <u>Rights of Limited Partners.</u>

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner's own expense:

(i) to obtain from the General Partner either (A) the Partnership's most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q or Form 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act (or any successor rule or regulation under the Securities Act); *provided*, that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this <u>Section 3.3(a)(i)</u> if posted on or accessible through the Partnership's or the Commission's website;

(ii) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

(iii) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto.

(b) To the fullest extent permitted by law, the rights to information granted the Limited Partners pursuant to <u>Section 3.3(a)</u> and Section 8.3 replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act, and each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in <u>Section 3.3(a)</u> and Section 8.3.

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this <u>Section 3.3</u>).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Record Holders of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Partnership Register and ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Partnership Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by any one senior officer of the General Partner (including, as applicable, the Chief Executive Officer, President, Chief Financial Officer or any Vice President) and the Secretary, any Assistant Secretary or any other officer or officers of the General Partner as the Board of Directors may authorize to execute Certificates (collectively, the "*Authorized Officers*") acting on behalf of the General Partner, and shall bear the legend set forth in Section 4.8(f). The signatures of such Authorized Officers upon a Certificate may, to the extent permitted by law, be facsimiles. In case any officer who has signed or whose signature has been placed upon such Certificate shall have ceased to hold the applicable office before such Certificate is issued, it may be issued by the Partnership with the same effect as if he or she were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; *provided*, *however*, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.6, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing the Common Units into which such Record Holder's Subordinated Units converted or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing the Common Units into which such Record Holders' Subordinated Units converted. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the Authorized Officers, acting on behalf of the General Partner, acting on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The Authorized Officers, acting on behalf of the General Partner, acting on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued that is no longer available due to loss, destruction or theft, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate at a time when the General Partner does not have actual knowledge that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The names and addresses of holders of a Partnership Interest as they appear in the Partnership Register shall be the official list of Record Holders of the Partnership Interests for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other hand, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Limited Partner hereunder as and to the extent provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term "*transfer*," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns all or any part of its General Partner Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of such Person's shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or such Limited Partner and the term "transfer" shall not include any such disposition.

Section 4.5 <u>Registration and Transfer of Limited Partner Interests</u>.

(a) The General Partner shall maintain, or cause to be maintained by the Transfer Agent in whole or in part, the Partnership Register on behalf of the Partnership.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are duly endorsed and surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; *provided*, *however*, that as a condition to the issuance of any new Certificate under this <u>Section 4.5</u>, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this <u>Section 4.5(b)</u>, the Authorized Officers, acting on behalf of the General Partner, acting on behalf of the Partnership, shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Partnership Register. Notwithstanding this paragraph, if the General Partner has determined that Certificates will no longer be issued with respect to any class of Limited Partner Interests, then the General Partner shall be under no obligation to deliver replacement Certificates to a transferee of a Limited Partner Interest of such class and shall cancel the returned Certificate upon the surrender of same by the transferor and shall only be required to reflect the transfer in the Partnership Register.

(c) Upon the receipt by the General Partner or the Transfer Agent of a duly endorsed certificate or, in the case of uncertificated Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer shall be recorded in the Partnership Register.

(d) Except as provided in <u>Section 4.9</u>, by acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this <u>Article IV</u>, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee has the capacity, power and authority to enter into this Agreement, and (iv) shall be deemed to make the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this <u>Section 4.5</u>, (ii) <u>Section 4.3</u>, (iii) <u>Section 4.8</u>, (iv) <u>Section 4.9</u>, (v) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement (including any Supplemental Terms Annex) establishing such class or series, (vi) any contractual provisions binding on any Limited Partner and (vii) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 <u>Transfer of the General Partner's General Partner Interest</u>.

(a) Subject to <u>Section 4.6(c)</u> below, prior to the Tenth Anniversary, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to <u>Section 4.6(c)</u> below, on or after the Tenth Anniversary, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this <u>Section 4.6</u>, the transferee or successor (as the case may be) shall, subject to compliance with the terms of <u>Section 10.2</u>, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 <u>Transfer of Incentive Distribution Rights</u>. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person.

Section 4.8 <u>Restrictions on Transfers</u>.

(a) Except as provided in <u>Section 4.8(e)</u>, notwithstanding the other provisions of this <u>Article IV</u>, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; *provided*, *however*, that any amendment that would result in the delisting or suspension of trading of any class of Limited

Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.10 shall be subject to the restrictions imposed by Section 6.8(b) and Section 6.8(c).

(d) The transfer of a Subordinated Unit or a Common Unit resulting from the conversion of a Subordinated Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(e) Except for Section 4.9, nothing in this Agreement shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(f) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF NOBLE MIDSTREAM PARTNERS LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OF NOBLE MIDSTREAM PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE NOBLE MIDSTREAM PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF NOBLE MIDSTREAM PARTNERS LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF NOBLE MIDSTREAM PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN NOBLE MIDSTREAM PARTNERS LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. EXCEPT AS SET FORTH IN SECTION 4.9 OF THE PARTNERSHIP AGREEMENT, THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Eligibility Certificates; Ineligible Holders.

(a) The General Partner may upon demand or on a regular basis require Limited Partners, and transferees of Limited Partner Interests in connection with a transfer, to execute an Eligibility Certificate or provide other information as is necessary for the General Partner to determine if any such Limited Partners or transferees are Ineligible Holders.

(b) If any Limited Partner or any transferee of Limited Partner Interests (or their respective beneficial owners) fails to furnish to the General Partner within 30 days of its request an Eligibility Certificate and other

information related thereto, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner or a transferee of a Limited Partner is an Ineligible Holder, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10 or the General Partner may refuse to effect the transfer of the Limited Partner Interests to such transferee. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder's Limited Partner Interests.

(c) The General Partner shall, in exercising, or abstaining from exercising, voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes or abstentions in the same manner and in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are distributed, either casting votes for or against or abstaining as to the matter.

(d) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder's share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interests (representing the right to receive its share of such distribution in kind).

(e) At any time after an Ineligible Holder can and does certify that it no longer is an Ineligible Holder, it may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder upon approval of the General Partner, shall no longer constitute an Ineligible Holder and the General Partner shall cease to be the Limited Partner in respect of such Limited Partner Interests.

(f) If at any time a transferee of a Partnership Interest fails to furnish an Eligibility Certificate or any other information requested by the General Partner pursuant to Section 4.9 within 30 days of such request, or if upon receipt of such Eligibility Certificate or other information the General Partner determines, with the advice of counsel, that such transferee is an Ineligible Holder, the Partnership may, unless the transferee establishes to the satisfaction of the General Partner that such transferee is not an Ineligible Holder, prohibit and void the transfer, including by placing a stop order with the Transfer Agent.

Section 4.10 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certificate or any other information requested within the period of time specified in Section 4.9, or if upon receipt of such Eligibility Certificate or other information the General Partner determines that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is not an Ineligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at such Limited Partner's last address designated in the Partnership Register or on the records of the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which such Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or such Limited Partner's duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee, agent or representative of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement and the transferor provides notice of such transfer to the General Partner. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that such transferee is not an Ineligible Holder. If the transferee fails to make such certification within 30 days after the request and, in any event, before the redemption date, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 for a 1% General Partner Interest in the Partnership (the "***Original General Partner Interest***") and was admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 99% Limited Partner Interest in the Partnership (the "***Original Limited Partner Interest***") and was admitted as a Limited Partner of the Partnership. As of the Closing Date, pursuant to the Contribution Agreement and this Agreement, (i) the Organizational Limited Partner distributed to NBL Midstream the Original Limited Partner Interest, NBL Midstream was admitted as a Limited Partner, immediately thereafter the Organizational Limited Partner ceased to be a limited partner of the Partnership and the Partnership was continued without dissolution, (ii) the General Partner was issued a non-economic management interest in the Partnership (represented by the General Partner Interest), (iii) the Original General Partner Interest and the Original Limited Partner Interest were redeemed in exchange for the return of the initial Capital Contributions made with respect to such interests, and (iv) 99% of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions was allocated and distributed to NBL Midstream, and the balance thereof was allocated and distributed to the General Partner. The General Partner hereby continues as the general partner of the Partnership with a non-economic management interest in the Partnership and NBL Midstream hereby continues as a Limited Partner, in each case with respect to the portion of its interest that was not redeemed.

Section 5.2 <u>Contributions by Limited Partners</u>.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, NBL Midstream contributed to the Partnership, as a Capital Contribution, 100% of the membership interests in the Organizational Limited Partner in exchange for (i) [   ] Common Units, (ii) [   ] Subordinated Units, (iii) the Incentive Distribution Rights, and (iv) the right to receive a cash distribution from the Partnership as set forth in the Contribution Agreement.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the Contribution Agreement. Notwithstanding any other provision of this Agreement, but subject to the last sentence of Section 6.3(a), the Partnership is hereby authorized to distribute to NBL Midstream any net cash proceeds from the sale of Option Units (as defined in the Contribution Agreement) upon the exercise of the Over-Allotment Option in accordance with the Contribution Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "***Deferred Issuance***"), will be issued to NBL Midstream at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.2(a) through Section 5.2(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.5, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.3 <u>Interest and Withdrawal</u>. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.4 <u>Capital Accounts</u>.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which the nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made by the Partner with respect to such Partnership Interest and (ii) all items of Partnership income and gain computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the Partner with respect to such Partnership Interest, and (y) all items of Partnership deduction and loss computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); *provided*, that:

(i) Solely for purposes of this Section 5.4, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in this Agreement and Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership, and (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted tax basis of any Partnership property pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.4(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain, and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property's Carrying Value as of such date.

(vii) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to the Carrying Values of Partnership property. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.4(c), a transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.6 by a holder thereof (in each case, other than a transfer to an Affiliate of the holder thereof unless the General Partner elects to have this Section 5.5(c)(ii) apply to such transfer), the Capital Account maintained for such Person with respect to such transferred Units will (A) first, be allocated to the Units to be transferred in an amount equal to the product of (x) the number of such Units to be transferred and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the Subordinated Units or retained Common Units resulting from conversion of Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee's Capital Account established with respect to the transferred Units will have a balance equal to the amount allocated under clause (A) above.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate of the holder thereof unless the General Partner elects to have this Section 5.5(c)(iii) apply to such transfer), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee's Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services, the issuance of IDR Reset Common Units pursuant to Section 5.10, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; *provided*, *however*, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); *provided further*, that in the event of an issuance of Partnership Interests for a *de minimis* amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest, or in the event of an issuance of a *de minimis* amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other

Partnership Interests at such time and the value of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership property (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704- 1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution other than one made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.4(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.5 Issuances of Additional Partnership Interests and Derivative Partnership Interests.

(a) The Partnership may issue additional Partnership Interests (other than General Partner Interests) and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest. The designations, powers, duties, rights and preferences of any additional class of Partnership Interests issued pursuant to this Section 5.5 may be set forth in an amendment to, or amendment and restatement of, this Agreement or in an annex to this Agreement (a "*Supplemental Terms Annex*"), the provisions of which shall supplement and, to the extent inconsistent with any other provision of this Agreement, supersede and amend the provisions hereof. To the extent that more than one Supplemental Terms Annex is in effect at any time and the terms of such Supplemental Terms Annexes conflict with each other, then the terms set forth in the most recently adopted Supplemental Terms Annex shall control.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to Section 5.2 or this Section 5.5, including Common Units issued in connection with the Deferred Issuance, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) reflecting admission of such additional Limited Partners in the Partnership Register as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests and Derivative Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or Derivative Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of

Partnership Interests or Derivative Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.6 <u>Conversion of Subordinated Units</u>.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the expiration of the Subordination Period.

(b) A Common Unit that has been issued upon conversion of a Subordinated Unit shall be subject to the provisions of <u>Section 6.7</u>.

Section 5.7 <u>Limited Preemptive Right</u>. Except as provided in this <u>Section 5.7</u> and in <u>Section 5.10</u> or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. Other than with respect to the issuance of Partnership Interests in connection with the Initial Public Offering, the General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.8 <u>Splits and Combinations</u>.

(a) Subject to <u>Section 5.8(d)</u>, <u>Section 6.6</u> and <u>Section 6.9</u> (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such distribution date to each Record Holder as of a date that is not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate, letter or other official medium of communication provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

A-35

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.5(d) and this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit, with fractional Units equal to or greater than a 0.5 Unit being rounded to the next higher Unit.

Section 5.9 <u>Fully Paid and Non-Assessable Nature of Limited Partner Interests</u>. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303(a), 17-607 or 17-804 of the Delaware Act.

Section 5.10 <u>Issuance of Common Units in Connection with Reset of Incentive Distribution Rights</u>.

(a) Subject to the provisions of this Section 5.10, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the "***IDR Reset Election***") to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the "***IDR Reset Common Units***") derived by dividing (i) the average amount of the aggregate cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the "***Aggregate Quantity of IDR Reset Common Units***"). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority in interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. The making of the IDR Reset Election in the manner specified in this Section 5.10 shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders other than as set forth in this Section 5.10(a), at the time specified in Section 5.10(c) unless the IDR Reset Election is rescinded pursuant to Section 5.10(d).

(b) To exercise the right specified in Section 5.10(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the "***Reset Notice***") to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership's determination of the Aggregate Quantity of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; *provided*, *however*, that the issuance of IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the IDR Reset Common Units to be issued pursuant to this Section 5.10 on or before the 30th calendar day following the Partnership's receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership's receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Interests into Common Units within not more than 12 months following the Partnership's receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution and the Target Distributions shall be adjusted at the time of the issuance of IDR Reset Common Units or other Partnership Interests pursuant to this Section 5.10 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership's receipt of the Reset Notice (the "*Reset MQD*"), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.10(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, as to any remaining balance in such Capital Account, be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.10(f), the IDR Reset Common Units shall be subject to Section 6.1(d)(x)(B) and (D).

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. Subject to the terms of any Supplemental Terms Annex, for purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.4(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) *Net Income*. After giving effect to the special allocations in Section 6.1(d), Net Income for each taxable period (including a pro rata part of all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, 100% to the Unitholders, Pro Rata.

(b) *Net Loss*. After giving effect to the special allocations in Section 6.1(d), Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; *provided*, that Net Loss shall not be allocated to a Unitholder pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause such Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) *Net Termination Gains and Losses*. Net Termination Gain or Net Termination Loss occurring during a taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; *provided, however*, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4; *provided further*, that Net Termination Gain or Net Termination Loss attributable to (i) Liquidation Gain or Liquidation Loss shall be allocated on the last day of the taxable period during which such Liquidation Gain or Liquidation Loss occurred, (ii) Sale Gain or Sale Loss shall be allocated as of the time of the sale or disposition giving rise to such Sale Gain or Sale Loss and allocated to the Partners consistent with the second proviso set forth in Section 6.2(f) and (iii) Revaluation Gain or Revaluation Loss shall be allocated on the date of the Revaluation Event giving rise to such Revaluation Gain or Revaluation Loss.

(i) Except as provided in Section 6.1(c)(iv) and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to each Unitholder having a deficit balance in its Adjusted Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Adjusted Capital Accounts of all Unitholders, until each such Unitholder has been allocated Net Termination Gain equal to any such deficit balance in its Adjusted Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to each such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the "*Unpaid MQD*") and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to each such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any

distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) with respect to each such Common Unit for such period (the sum of subclauses (1), (2), (3) and (4) is hereinafter referred to as the "***First Liquidation Target Amount***");

(E) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) with respect to each such Common Unit for such period (the sum of subclauses (1) and (2) is hereinafter referred to as the "***Second Liquidation Target Amount***");

(F) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) with respect to each such Common Unit for such period; and

(G) Finally, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (1) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (2) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if (i) the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event were equal to zero and (ii) the aggregate Carrying Value of all Partnership property equaled the aggregate amount of all of the Partnership's Liabilities.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero; and

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) The balance, if any, 100% to the General Partner.

(iii) Net Termination Loss attributable to Revaluation Loss and deemed recognized prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; *provided* that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; *provided,* that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) The balance, if any, 100% to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit, and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) *Special Allocations.* Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period:

(i) *Partnership Minimum Gain Chargeback.* Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of gross income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) *Chargeback of Partner Nonrecourse Debt Minimum Gain.* Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of gross income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) *Priority Allocations.*

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit for the same taxable period (the amount of the excess, an "***Excess Distribution***" and the Unit with respect to

which the greater distribution is paid, an "***Excess Distribution Unit***"), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) *Qualified Income Offset*. In the event any Partner unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) *Gross Income Allocation*. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) *Nonrecourse Deductions*. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership's Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that satisfies such requirements.

(vii) *Partner Nonrecourse Deductions*. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) *Nonrecourse Liabilities*. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated first, to any Partner that contributed property to the Partnership in proportion to and to the extent of the amount by which each such Partner's share of any Section 704(c) built-in gains exceeds such Partner's share of Nonrecourse Built-in Gain, and second, among the Partners Pro Rata.

(ix) *Code Section 754 Adjustments*. To the extent an adjustment to the adjusted tax basis of any Partnership property pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner's interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.4, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) *Economic Uniformity*.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("*Final Subordinated Units*") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.4(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.10, then after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.10 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) Prior to making any allocations pursuant to Section 6.1(d)(xii)(C), if a Revaluation Event occurs, then after the application of Section 6.1(d)(x)(A)-(B), any remaining Unrealized Gains and Unrealized Losses shall be allocated to the holders of (A) Outstanding Privately Placed Units, Pro Rata, or (B) Outstanding Common Units (other than Privately Placed Units), Pro Rata, as applicable, in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to each Privately Placed Unit equaling the Per Unit Capital Amount for an Initial Common Unit.

(D) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(E) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) without the consent of any Limited Partner or any other Person, amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) that are publicly traded as a single class. The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(E) only if it determines that such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) *Curative Allocation.*

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the General Partner shall take the Required Allocations into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) *Corrective and Other Allocations*. In the event of any allocation of Additional Book Basis Derivative Items or a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, and the holders of Incentive Distribution Rights, all in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory ("***Disposed of Adjusted Property***") occurs other than in connection with an event giving rise to Sale Gain or Sale Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall

be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (*e.g.*, Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is determined by the General Partner that, to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership's property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, Liquidation Gain or Liquidation Loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the "***lower tier partnership***"), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A), (B), and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership's allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) *Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit*. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (1) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (2) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from the Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders

holding Common Units to the Unitholders holding Subordinated Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership's U.S. federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner's discretion under Section 6.1(d)(x)(E)); *provided*, that in all events the General Partner shall apply the "remedial allocation method" in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership property shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; *provided*, *however*, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; *provided*, *however*, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and *provided*, *further*, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for U.S. federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on [   ], 2016, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for determining the Partners entitled to the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option or the Deferred Issuance. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "*Capital Surplus*." Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as an advance of a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 <u>Distributions of Available Cash from Operating Surplus</u>.

(a) *During the Subordination Period*. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of <u>Section 6.3</u> or <u>Section 6.5</u> shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests or Derivative Partnership Interests issued pursuant to <u>Section 5.5(b)</u>:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 50% to all Unitholders, Pro Rata;

provided, *however*, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of <u>Section 6.6(a)</u>, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with <u>Section 6.4(a)(vii)</u>.

(b) *After the Subordination Period*. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of <u>Section 6.3</u> or <u>Section 6.5</u> shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests issued pursuant to <u>Section 5.5(b)</u>:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata, and (B) 50% to all Unitholders, Pro Rata;

provided, *however*, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.8. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution and Target Distributions shall be adjusted proportionately downward in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, then the fair market value will be the Current Market Price before the ex-dividend date, and if the Common Units are not publicly traded, then the fair market value for the purposes of the immediately preceding sentence will be determined by the Board of Directors.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.10 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; *provided*, *however*, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.6, the Unitholder holding Common Units resulting from the conversion of Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such Common Units resulting from the conversion of Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; *provided*, *however*, that such Common Units resulting from the conversion of Subordinated Units shall remain subject to the provisions of Section 5.4(c)(ii), Section 6.1(d)(x)(A), Section 6.7(b) and Section 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Common Unit resulting from the conversion of a Subordinated Unit pursuant to Section 5.6 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder's Capital Account with respect to the retained Subordinated Units or retained Common Units resulting from the conversion of Subordinated Units would be negative after giving effect to the allocation under Section 5.4(c)(ii)(B).

(c) The holder of a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.6 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are represented by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 5.4(c)(ii), Section 6.1(d)(x) and Section 6.7(b); *provided*, *however*, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (1) shall (x) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (y) have a Capital Account as a Partner pursuant to Section 5.4 and all other provisions related thereto and (2) shall not (x) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (y) be entitled to any distributions other than as provided in Section 6.4(a)(v), (vi) and (vii), Section 6.4(b)(iii), (iv) and (v), and Section 12.4 or (z) be allocated items of income, gain, loss or deduction other than as specified in this Article VI; *provided*, *however*, that for the avoidance of doubt, the foregoing shall not preclude the Partnership from making any other payments or distributions in connection with other actions permitted by this Agreement.

(b) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder's Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.4(c)(iii).

(c) A holder of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.10 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of such holder, until such time as the General Partner determines, based on advice of counsel, that each such IDR Reset Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(c), the General Partner may take whatever steps are required to provide economic uniformity to such IDR Reset Common Units in preparation for a transfer of such IDR Reset Common Units, including the application of Section 5.4(c)(iii), Section 6.1(d)(x)(B), or Section 6.1(d)(x)(D); *provided*, *however*, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member),

then the General Partner may, in its sole and absolute discretion, reduce the Minimum Quarterly Distribution and the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the "***Incremental Income Taxes***"), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution and the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group's aggregate liability (the "***Estimated Incremental Quarterly Tax Amount***") for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner, in its capacity as such, shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other Liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

A-50

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash held by the Partnership;

(vii) the selection and dismissal of officers, employees, agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against Liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership's participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each Record Holder and each other Person who may acquire an interest in a Partnership Interest or that is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the IPO Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Operational Services and Secondment Agreement and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Registration Statement (collectively, the "*Transaction Documents*") (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the

rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.3(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner's Authority to Sell Assets of the Partnership Group. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership's Subsidiaries) without the approval of holders of a Unit Majority; *provided*, *however*, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of and Other Payments to the General Partner.

(a) Except as provided in this Section 7.4, and elsewhere in this Agreement or in the Omnibus Agreement or the Operational Services and Secondment Agreement, the General Partner shall not be compensated for its services as a general partner or member of any Group Member.

(b) Except as may be otherwise provided in the Omnibus Agreement or the Operational Services and Secondment Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group) and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group's business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by the General Partner in a manner consistent with its or its Affiliates' past business practices shall be deemed to have been made in good faith.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative

Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of officers, employees, consultants and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership Interests that the General Partner or such Affiliates are obligated to provide to any officers, employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(e) The General Partner and its Affiliates may enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or Liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Group Member or (D) the performance of its obligations under the Omnibus Agreement.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner or any other Person bound by this Agreement; *provided*, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the

General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners and all other Persons bound by this Agreement, (ii) it shall be deemed not to be a breach of any duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; *provided,* that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term "Affiliates" when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by such Group Member for such periods of time and in such amounts as the General Partner may determine; *provided, however*, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member), except for short-term cash management purposes.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners or any other Person bound by this Agreement existing hereunder, or existing at law, in equity or otherwise, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (in their capacities as Limited Partners) to exceed the General Partner's Percentage Interest (in its capacity as a Limited Partner) of the total amount distributed to all Partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; *provided*, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate's obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement or any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the IPO Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who are bound by this Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners or to any such other Persons who are bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to such Partners or to any such other Persons who are bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct; Resolution of Conflicts of Interest and Replacement of Duties.

(a) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement, or the determination, action or failure to act has been approved as provided in

Section 7.9(b)(i) or Section 7.9(b)(ii), the General Partner, or such Affiliate causing it to do so, shall make such determination or take or decline to take such action in good faith. Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner makes a determination or takes or declines to take any action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement or the determination, action or failure to act has been approved as provided in Section 7.9(b)(i) or Section 7.9(b)(ii), the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall make such determination or take or decline to take such action in good faith. The foregoing and other lesser standards governing any determination, action or failure to act provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and failures to act of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner, and none of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby eliminated, waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or failure to act by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or any Affiliate of the General Partner will be deemed to be in good faith unless the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or any Affiliate of the General Partner subjectively believed such determination, action or failure to act was adverse to the interests of the Partnership. The subjective belief of a majority of the members of the Board of Directors (or any committee thereof) that voted on, or provided written consent to, any determination, action or failure to act of the Board of Directors (or any committee thereof) as to whether a determination, action or failure to act was adverse to the interests of the Partnership shall constitute the subjective belief of the Board of Directors (or any committee thereof). In any proceeding brought by or on behalf of the Partnership, any Limited Partner, any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, action or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith or such other applicable lesser standard under this Agreement.

(b) Unless a lesser standard is otherwise provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement, or any agreement contemplated herein or therein or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval or (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action in respect of any such conflict of interest that has not received Special Approval or Unitholder approval. If the General Partner does not submit the resolution or course of action in respect of such conflict of interest as provided in either clause (i) or clause (ii) of the first sentence of this Section 7.9(b), then any such resolution or course of action shall be governed by Section 7.9(a). Whenever the General Partner makes a determination whether or not to refer any potential conflict of interest to the Conflicts Committee for Special Approval, whether or not to seek Unitholder approval or whether or not to adopt a resolution or course of action that has not received Special Approval or Unitholder approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner or any other Person bound by this Agreement, and the General Partner shall not, to the fullest extent permitted by law, be

required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its determination, the Conflicts Committee acted in good faith, and if the Board of Directors determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its determination, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership or by or on behalf of any Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement challenging any action, failure to act or determination by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval, or challenging any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, did not act in good faith. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the conflicts of interest described in the IPO Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any such duty.

(c) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then (i) the General Partner, or such Affiliate causing it to do so, is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, (ii) the General Partner, or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity and (iii) the Person or Persons making such determination or taking or declining to take such action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrases "at its option," "its sole and absolute discretion" or some variation of those phrases, are used in this Agreement, they indicate that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner's organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner's general partner, if the General Partner is a general or limited partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of, or approve the sale or disposition of, any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by either the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at its option.

(f) The Limited Partners, any other Person who acquires an interest in a Partnership Interest and any other Person bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any member of the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any member of any such committee, the officers of the General Partner or any Affiliates of the General Partner (including any Person making a determination or acting for or on behalf of such Affiliate of the General Partner) make a determination on behalf of or recommendation to the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner's capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights (but not the obligations) of the General Partner hereunder, including eliminations, waivers and modifications of duties (including any fiduciary duties) to the Partnership, any of its Partners or any other Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement, and the protections and presumptions set forth in this Agreement.

Section 7.10 Other Matters Concerning the General Partner and Other Indemnitees.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests; *provided* that, except as permitted pursuant to Section 4.10 or approved by the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article X.

Section 7.12 Registration Rights of the General Partner and Its Affiliates.

(a) *Demand Registration*. Upon receipt of a Notice from any Holder at any time after the 180th day after the Closing Date, the Partnership shall file with the Commission as promptly as reasonably practicable a registration statement under the Securities Act (each, a "***Registration Statement***") providing for the resale of the Registrable Securities identified in such Notice, which may, at the option of the Holder giving such Notice, be a Registration Statement that provides for the resale of the Registrable Securities from time to time pursuant to Rule 415 under the Securities Act. The Partnership shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement and to remain effective and available for the resale of the Registrable Securities by the Selling Holders named therein until the earlier of (i) six months following such Registration Statement's effective date and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold. In the event one or more Holders request in a Notice to dispose of a number of Registrable Securities that such Holder

or Holders reasonably anticipates will result in gross proceeds of at least $30 million in the aggregate pursuant to a Registration Statement in an Underwritten Offering, the Partnership shall retain underwriters that are reasonably acceptable to such Selling Holders in order to permit such Selling Holders to effect such disposition through an Underwritten Offering; *provided*, *however*, that the Partnership shall have the exclusive right to select the bookrunning managers. The Partnership and such Selling Holders shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. In the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; *provided*, such notice is delivered prior to the launch of such Underwritten Offering.

(b) *Piggyback Registration*. At any time after the 180th day after the Closing Date, if the Partnership shall propose to file a Registration Statement (other than pursuant to a demand made pursuant to Section 7.12(a)) for an offering of Partnership Interests for cash (other than an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or an offering on any registration statement that does not permit secondary sales), the Partnership shall notify all Holders of such proposal at least five Business Days before the proposed filing date. The Partnership shall use commercially reasonable efforts to include such number of Registrable Securities held by any Holder in such Registration Statement as each Holder shall request in a Notice received by the Partnership within two Business Days of such Holder's receipt of the notice from the Partnership. If the Registration Statement for which the Partnership gives notice under this Section 7.12(b) is for an Underwritten Offering, then any Holder's ability to include its desired amount of Registrable Securities in such Registration Statement shall be conditioned on such Holder's inclusion of all such Registrable Securities in the Underwritten Offering; *provided*, that, in the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. In connection with any such Underwritten Offering, the Partnership and the Selling Holders involved shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; *provided*, such notice is delivered prior to the launch of such Underwritten Offering. The Partnership shall have the right to terminate or withdraw any Registration Statement or Underwritten Offering initiated by it under this Section 7.12(b) prior to the effective date of the Registration Statement or the pricing date of the Underwritten Offering, as applicable.

(c) *Sale Procedures*. In connection with its obligations under this Section 7.12, the Partnership shall:

(i) furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining

to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto and (B) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement; *provided*, *however*, that the Partnership will not have any obligation to provide any document pursuant to clause (B) hereof that is available on the Commission's website;

(ii) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request; *provided*, *however*, that the Partnership shall not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(iii) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective and (B) any written comments from the Commission with respect to any Registration Statement or any document incorporated by reference therein and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(iv) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the occurrence of any event or existence of any fact (but not a description of such event or fact) as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made), (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose or (C) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, subject to Section 7.12(f), the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto; and

(v) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities, including the provision of comfort letters and legal opinions as are customary in such securities offerings.

(d) *Suspension*. Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in Section 7.12(c)(iv), shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder's receipt of the copies of the supplemented or amended prospectus contemplated by such subsection, or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and receipt of copies of any additional or supplemental filings incorporated by reference in the prospectus.

(e) *Expenses*. Except as set forth in an underwriting agreement for the applicable Underwritten Offering or as otherwise agreed between a Selling Holder and the Partnership, all costs and expenses of a Registration Statement filed or an Underwritten Offering that includes Registrable Securities pursuant to this Section 7.12 (other than underwriting discounts and commissions on Registrable Securities and fees and expenses of counsel and advisors to Selling Holders) shall be paid by the Partnership.

(f) *Delay Right*. Notwithstanding anything to the contrary herein, if the General Partner determines that the Partnership's compliance with its obligations in this Section 7.12 would be detrimental to the Partnership because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone compliance with such obligations for a period of not more than six months; *provided*, *however*, that such right may not be exercised more than twice in any 24 month period.

(g) *Indemnification*.

(i) In addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, indemnify and hold harmless each Selling Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "***Indemnified Persons***") from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(g) as a "***claim***" and in the plural as "***claims***") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus under which any Registrable Securities were registered or sold by such Selling Holder under the Securities Act, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided*, *however*, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(ii) Each Selling Holder shall, to the fullest extent permitted by law, indemnify and hold harmless the Partnership, the General Partner, the General Partner's officers and directors and each Person who controls the Partnership or the General Partner (within the meaning of the Securities Act) and any agent thereof to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, preliminary prospectus, final prospectus or free writing prospectus relating to the Registrable Securities held by such Selling Holder.

(iii) The provisions of this Section 7.12(g) shall be in addition to any other rights to indemnification or contribution that a Person entitled to indemnification under this Section 7.12(g) may have pursuant to law, equity, contract or otherwise.

(h) *Specific Performance*. Damages in the event of breach of Section 7.12 by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof,

and each of the parties hereto hereby waives, to the fullest extent permitted by law, any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 7.13 **Reliance by Third Parties**. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer or representative of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer or representative as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer or representative in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or representative be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or representative. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or such officer or representative shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.14 **Replacement of Fiduciary Duties**. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein. The elimination of duties (including fiduciary duties) to the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 **Records and Accounting**. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.3(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Partnership Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis, and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 **Fiscal Year**. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 **Reports**.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 90 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership's or the Commission's website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 45 days after the close of each Quarter (or such shorter period as required by the Commission) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership's or the Commission's website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX
TAX MATTERS

Section 9.1 **Tax Returns and Information**. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 **Tax Elections**.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the "tax matters partner" (as defined in Section 6231(a)(7) of the Code) (the "***Tax Matters Partner***") and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Tax Matters Partner if the Partnership has either (a) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (b) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available.

With respect to tax returns filed for taxable years beginning on or after December 31, 2017, the General Partner (or its designee) will be designated as the "partnership representative" in accordance with the rules prescribed pursuant to Section 6223 of the Code and shall have the sole authority to act on behalf of the Partnership in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. The General Partner (or its designee) shall exercise, in its sole discretion, any and all authority of the "partnership representative" under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. The General Partner shall amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing the partnership audit, assessment and collection rules adopted by the Bipartisan Budget Act of 2015, including any amendments to those rules.

Section 9.4 Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established by any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X
ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to NBL Midstream and the IPO Underwriters in connection with the Initial Public Offering as described in Article V, such Persons shall, by acceptance of such Limited Partner Interests, and upon becoming the Record Holders of such Limited Partner Interests, continue as, or be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, who shall be subject to Section 10.1(c) below) (i) except as provided in Section 4.9, shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement, and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) With respect to any Limited Partner that holds Units representing Limited Partner Interests for another Person's account (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such Limited Partner shall, in exercising the rights of a Limited Partner in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Units at the direction of the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Limited Partner is so acting without further inquiry.

(d) The name and mailing address of each Record Holder shall be listed in the Partnership Register maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the Partnership Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to (a) the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or Section 11.2 or (b) the transfer of the General Partner Interest pursuant to Section 4.6; *provided*, *however*, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Partnership Register to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "*Event of Withdrawal*"):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (vi)(B), (vi)(C) or (vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on the Tenth Anniversary, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("*Withdrawal Opinion of Counsel*") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on the Tenth Anniversary, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such

notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2 or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not elected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 **Removal of the General Partner**. The General Partner may not be removed unless such removal is both (i) for Cause and (ii) approved by the Unitholders holding at least 66⅔% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a separate class, and Unitholders holding a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a separate class, including, in each case, Units held by the General Partner and its Affiliates. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 **Interest of Departing General Partner and Successor General Partner**.

(a) In the event of withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement, if a successor General Partner is elected in accordance with the terms of Section 11.1, then the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal of such Departing General Partner, to require such successor General Partner to purchase such Departing General Partner's or its Affiliates' economic general partner interests (or equivalent interests), if any, in the other Group Members and all of its or its Affiliates' Incentive Distribution Rights (collectively, the "***Combined Interest***") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of the Departing General Partner's withdrawal. If the General Partner is removed by the Unitholders pursuant to Section 11.2 or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement and (i) if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, as applicable, or (ii) if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner, then such successor General Partner shall have the option, exercisable prior to the effective date of the withdrawal or

removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In any event described in the preceding sentences of this Section 11.3(a) the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner's withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership's assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations, if any, shall be its Percentage Interest.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; *provided, however*, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal or removal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, to the fullest extent permitted by law, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless (i) a successor General Partner is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2 or (ii) the holders of a Unit Majority elect to continue the business of the Partnership and to appoint a successor General Partner pursuant to Section 12.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act;

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act; or

(e) the conveyance of all the Partnership's assets to another limited liability entity in accordance with Section 14.3(d).

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Unitholders to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the Departing General Partner, then the interest of the Departing General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, *however*, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner (or in the event of dissolution pursuant to Section 12.1(a), the holders of a Unit Majority) shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its Liabilities and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) Subject to the terms of any Supplemental Terms Annex, all property and all cash in excess of that required to satisfy Liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 <u>Cancellation of Certificate of Limited Partnership</u>. Upon the completion of the distribution of Partnership cash and property as provided in <u>Section 12.4</u> in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 <u>Return of Contributions</u>. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership property.

Section 12.7 <u>Waiver of Partition</u>. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 <u>Capital Account Restoration</u>. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 <u>Amendments to be Adopted Solely by the General Partner</u>. Each Limited Partner agrees that the General Partner, without the approval of any Limited Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect (except as permitted by subsection (g) of this <u>Section 13.1</u>); provided that for purposes of determining whether an amendment satisfies the requirements of this Section 13.1(d)(i), the General Partner may in its sole discretion disregard any adverse effect on any class or classes of Partnership Interests the holders of which have approved such amendment pursuant to <u>Section 13.3(c)</u>, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to <u>Section 5.8</u> or (iv) is required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.5 or (ii) the General Partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.5, including such an amendment effectuated through a Supplemental Terms Annex;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or a Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or Section 14.3(e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership's or the Commission's website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without the General Partner's consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(f), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send or cause to be sent a notice of the meeting to the Limited Partners. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state or jurisdiction in which the Partnership is qualified to do business. If any such vote were to take place, to the fullest extent permitted by law, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Outstanding Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum and Voting. Except as otherwise provided by this Agreement or required by the rules or regulations of any National Securities Exchange on which the Common Units are admitted to trading, or applicable law or pursuant to any regulation applicable to the Partnership or its Partnership Interests, the presence, in person or by proxy, of holders of a majority in voting power of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) entitled to vote at the meeting shall constitute a quorum at a meeting of Limited Partners of such class or classes. Abstentions and broker non-votes in respect of such Units shall be deemed to be Units present at such meeting for purposes of establishing a quorum. For all matters presented to the Limited Partners holding Outstanding Units at a meeting at which a quorum is present for which no minimum or other vote of Limited Partners is required by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Units are admitted to trading, or applicable law or pursuant to any regulation applicable to

the Partnership or its Partnership Interests, a majority of the votes cast by the Limited Partners holding Outstanding Units shall be deemed to constitute the act of all Limited Partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of Limited Partners holding Outstanding Units is provided by any other provision of this Agreement or required by the rules or regulations of any National Securities Exchange on which the Common Units are admitted to trading, or applicable law or pursuant to any regulation applicable to the Partnership or its Partnership Interests, such minimum or other vote shall be the vote of Limited Partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined based on the vote of Limited Partners required to approve such matter; provided that if the effect of abstentions and broker non-votes is not specified by such applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes shall be deemed to not have been cast with respect to such matter; *provided further*, that, for the avoidance of doubt, with respect to any matter on which this Agreement requires the approval of a specified percentage of the Outstanding Units, abstentions and broker non-votes shall be counted as votes against such matter). The Limited Partners present at a duly called or held meeting at which a quorum has been established may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Units held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Units that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and Liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person's account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

(c) Notwithstanding anything in this Agreement to the contrary, the Record Holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter.

ARTICLE XIV
MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability limited partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger or consolidation ("***Merger Agreement***") or a written plan of conversion ("***Plan of Conversion***"), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; *provided*, *however*, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and state or country of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the "***Surviving Business Entity***");

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (*provided*, *however*, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or the Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity that shall be newly formed and shall have no assets, Liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another limited liability entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, Liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, Liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all Liabilities of the Partnership shall continue to be Liabilities of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those Liabilities and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than **[   ]**% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent or exchange agent notice of such election to purchase (the "***Notice of Election to Purchase***") and shall cause the Transfer Agent or exchange agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent or exchange agent as the Transfer Agent or exchange agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at such Record Holder's address as reflected in the Partnership Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent or exchange agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the Partnership Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender such holder's Certificate evidencing such Limited Partner Interest to the Transfer Agent or exchange agent in exchange for payment of the amount described in Section 15.1(a) therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI
GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at such Record Holder's address as shown in the Partnership Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Partnership Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in such Record Holder's address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms "in writing," "written communications," "written notice" and words of similar import shall be deemed satisfied under this Agreement by use of email and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or Section 10.1(b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Attorneys' Fee; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) (Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties or Liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including any fiduciary duty) owed by any director, officer or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims; provided, however, that any claims, suits, actions or proceedings over which the Court of Chancery of the State of Delaware does not have jurisdiction shall be brought in any other court in the State of Delaware having jurisdiction;

(ii) irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the courts of the State of Delaware or of any other court to which proceedings in the courts of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; *provided*, *however*, that nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law;

(vi) agrees that if such Partner, Person or Group does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding sought by such Partner, Person or Group, then such Partner, Person or Group shall be obligated to reimburse the Partnership and its Affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the Partnership and its Affiliates may incur in connection with such claim, suit, action or proceeding; and

(vii) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement (including when read together with each Supplemental Terms Annex then in effect) is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision and/or part of a provision shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or other similar electronic format affixed in the name and on behalf of the Transfer Agent on Certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

NOBLE MIDSTREAM GP LLC

By: _____
Name: _____
Title: _____

Signature Page to First Amended and Restated Agreement of
Limited Partnership of Noble Midstream Partners LP

LIMITED PARTNER

NBL MIDSTREAM, LLC

By: _____
Name: _____
Title: _____

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Noble Midstream Partners LP

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Noble Midstream Partners LP

No. _____   _____ Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, as amended, supplemented or restated from time to time (the "***Partnership Agreement***"), Noble Midstream Partners LP, a Delaware limited partnership (the "***Partnership***"), hereby certifies that _____ (the "***Holder***") is the registered owner of Common Units representing limited partner interests in the Partnership (the "***Common Units***") transferable in the records of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1001 Noble Energy Way, Houston, Texas 77070. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF NOBLE MIDSTREAM PARTNERS LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OF NOBLE MIDSTREAM PARTNERS LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE NOBLE MIDSTREAM PARTNERS LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF NOBLE MIDSTREAM PARTNERS LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF NOBLE MIDSTREAM PARTNERS LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN NOBLE MIDSTREAM PARTNERS LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. EXCEPT AS SET FORTH IN SECTION 4.9 OF THE PARTNERSHIP AGREEMENT. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the

Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated: _____   NOBLE MIDSTREAM PARTNERS LP

By: NOBLE MIDSTREAM GP LLC,
    its general partner

    By: _____

    By: _____

Countersigned and Registered by:

    _____
    as a Transfer Agent

By: _____
    Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM—as tenants in common

TEN ENT—as tenants by the entireties

JT TEN—as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT/TRANSFERS MIN ACT—

________________ Custodian ________________
(Cust) (Minor)

under Uniform Gifts/Transfers to CD Minors

Act: ________________________________
(State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF
NOBLE MIDSTREAM PARTNERS LP

FOR VALUE RECEIVED,   hereby assigns, conveys, sells and transfers unto

_____

_____

_____	_____
(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint   as its attorney-in-fact with full power of substitution to transfer the same in the records of Noble Midstream Partners LP.

Dated: _____

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

_____

(Signature)

_____

(Signature)

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

     No transfer of the Common Units evidenced hereby will be registered in the records of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B
Glossary of Terms

Bbl or barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil, NGLs or other liquid hydrocarbons.

Bbl/d: Bbl per day.

BBtu: One billion British thermal units.

BBtu/d: BBtu per day.

Bcfe: One billion cubic feet of natural gas equivalent with one barrel of crude oil or NGLs converted to six thousand cubic feet of natural gas.

Bcfe/d: Bcfe per day.

Bench: Development at different geologic strata.

Boe: Barrels of crude oil equivalent.

Boe/d: Boe per day.

Bpm: Barrels per month.

Brent: Brent Crude, a crude oil pricing benchmark.

Btu: British thermal units.

DJ Basin: Denver-Julesburg Basin, a geologic structural basin centered in eastern Colorado.

DOT: The U.S. Department of Transportation.

EIA: The U.S. Energy Information Administration.

EPA: The U.S. Environmental Protection Agency.

FERC: The U.S. Federal Energy Regulatory Commission.

field: The general area encompassed by one or more crude oil or natural gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

hydrocarbon: An organic compound containing only carbon and hydrogen.

IRS: The Internal Revenue Service.

MBbl: One thousand barrels.

MBbl/d: One thousand barrels per day.

MBoe: Thousand barrels of crude oil equivalent.

MBoe/d: MBoe per day.

Mcf: One thousand cubic feet of natural gas.

Mcf/d: One thousand cubic feet per day.

MMBoe: One million barrels of crude oil equivalent.

MMBtu: One million British thermal units.

MMBbl: One million barrels.

MMBbl/d: One million barrels per day.

MMcf: One million cubic feet of natural gas.

MMcfe: One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one barrel of crude oil or NGLs.

MMcf/d: One million cubic feet per day.

MMcfe/d: One million cubic feet equivalent per day.

natural gas: Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

NGLs: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

NYMEX: New York Mercantile Exchange.

OECD: Organisation for Economic Co-operation and Development

SEC: The U.S. Securities and Exchange Commission.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

WTI: West Texas Intermediate, a crude oil pricing benchmark.



Noble Midstream Partners LP

12,500,000 Common Units
Representing Limited Partner Interests

Prospectus
, 2016

Lead Book-Running Managers

Barclays
Baird
J.P. Morgan

Through and including   , 2016 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 30,400
FINRA filing fee	45,800
NYSE listing fee	125,000
Printing and engraving expenses	800,000
Fees and expenses of legal counsel	1,300,000
Accounting fees and expenses	700,000
Transfer agent and registrar fees	6,500
Miscellaneous	42,300
Total	$3,050,000

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Noble Midstream Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. Noble has purchased insurance covering the general partner's officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

On December 23, 2014, in connection with the formation of the partnership, Noble Midstream Partners LP issued to Noble Midstream GP LLC a 1% general partner interest in the partnership for $20.00 and a 99% limited partner interest in the partnership for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-Up Agreement) (previously filed as Exhibit 1.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016
3.1*	Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.2*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.3*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.3 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
3.4	Form of First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP (included as Appendix A to the Prospectus)
3.5*	Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.4 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.6*	Amendment to Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.7*	Form of First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC (previously filed as Exhibit 3.7 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
5.1*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
8.1*	Opinion of Andrews Kurth LLP relating to tax matters (previously filed as Exhibit 8.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
10.1	Form of Contribution, Conveyance and Assumption Agreement
10.2#*	Form of Noble Midstream Partners LP 2016 Long-Term Incentive Plan (previously filed as Exhibit 10.2 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.3	Form of Omnibus Agreement
10.4*	Form of Operational Services and Secondment Agreement (previously filed as Exhibit 10.4 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.5	Form of Credit Agreement
10.6*	Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (previously filed as Exhibit 10.6 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.7†*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.7 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.7.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.7.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7.2	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.8*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.8 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.8.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.8.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.8.1.1	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.8.2*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.8.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.9	Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services
10.10†*	Second Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.10 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.10.1†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.10.2†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.11*	Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.11 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.12.1†*	Amendment 01 to Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of January 1, 2016, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12.1 to Amendment No. 3 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on April 1, 2016)
10.12.2†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.12.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12.3†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.13†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.13 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.13.1†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.13.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.13.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.14*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.14 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.14.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.14.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.14.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.15*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.15 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.15.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.15.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.15.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP

Exhibit number	Description
10.16*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.16 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.16.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.16.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.16.1.1†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.16.2*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.16.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.17*	Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (previously filed as Exhibit 10.17 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.18 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.18.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.18.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.19†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.19 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.19.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.19.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.19.2†	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.20†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.20 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.20.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.20.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.20.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.21*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.21 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.21.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.21.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP
10.22*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.22 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.22.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.22.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.22.1.1	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.22.2*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.22.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.23*	Second Amended and Restated Terms and Conditions Relating to Crude Oil Gathering Services (previously filed as Exhibit 10.23 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.24 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.24.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.24.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.24.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.25†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.25 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.25.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.25.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.25.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.26*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.26 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.26.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.26.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.26.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.27*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.27 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.27.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.27.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.27.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.28*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.28 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.28.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.28.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.28.1.1▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.28.2*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.28.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.29*	Form of Agreement of Limited Partnership of Colorado River DevCo LP (previously filed as Exhibit 10.29 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.30*	Form of Agreement of Limited Partnership of Green River DevCo LP (previously filed as Exhibit 10.30 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.31*	Form of Agreement of Limited Partnership of Gunnison River DevCo LP (previously filed as Exhibit 10.31 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.32*	Form of Agreement of Limited Partnership of Laramie River DevCo LP (previously filed as Exhibit 10.32 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.33*	Form of Agreement of Limited Partnership of San Juan River DevCo LP (previously filed as Exhibit 10.33 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.34*	Form of Agreement of Limited Partnership of Blanco River DevCo LP (previously filed as Exhibit 10.34 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.35▲	Texas Agreement Terms and Conditions Relating to Crude Oil Gathering Services▲
10.36†▲	Texas Oil Gathering Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP▲
10.37▲	Texas Agreement Terms and Conditions Relating to Produced Water Services▲
10.38†▲	Texas Produced Water Services Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP▲
21.1*	List of Subsidiaries of Noble Midstream Partners LP (previously filed as Exhibit 21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23.4*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
23.5*	Consent of Director Nominee (previously filed as Exhibit 23.5 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

_____

* Filed previously.

\#   Compensatory plan, contract or arrangement.

†   Confidential treatment has been requested for certain portions thereof pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. Such provisions have been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(c) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(d) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(e) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Noble Midstream GP LLC, our general partner, or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to Noble Midstream GP LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 7, 2016.

NOBLE MIDSTREAM PARTNERS LP

By: Noble Midstream GP LLC,
its general partner

By: ______________________
Terry R. Gerhart
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on September 7, 2016.

______________________ Terry R. Gerhart	Chief Executive Officer and Director (Principal Executive Officer)
______________________ John F. Bookout, IV	Chief Financial Officer (Principal Financial Officer)
______________________ Kenneth M. Fisher	Chairman of the Board of Directors
______________________ Charles J. Rimer	Director
______________________ Gary W. Willingham	Director

* Terry R. Gerhart hereby signs this Amendment No. 7 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact on September 7, 2016, pursuant to powers of attorney previously included with the Registration Statement on Form S-1 of Noble Midstream Partners LP filed on October 22, 2015 with the Securities and Exchange Commission.

By: ______________
Terry R. Gerhart
Attorney-in-fact

POWER OF ATTORNEY

The person whose signature appears below appoints Terry R. Gerhart and John F. Bookout, IV , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities indicated on September 7, 2016.

_____	Chief Accounting Officer
Thomas W. Christensen	

Exhibit Index

Exhibit number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-Up Agreement) (previously filed as Exhibit 1.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016
3.1*	Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.2*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.3*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.3 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
3.4	Form of First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP (included as Appendix A to the Prospectus)
3.5*	Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.4 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.6*	Amendment to Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.7*	Form of First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC (previously filed as Exhibit 3.7 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
5.1*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
8.1*	Opinion of Andrews Kurth LLP relating to tax matters (previously filed as Exhibit 8.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
10.1	Form of Contribution, Conveyance and Assumption Agreement
10.2#*	Form of Noble Midstream Partners LP 2016 Long-Term Incentive Plan (previously filed as Exhibit 10.2 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.3	Form of Omnibus Agreement
10.4*	Form of Operational Services and Secondment Agreement (previously filed as Exhibit 10.4 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.5	Form of Credit Agreement
10.6*	Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (previously filed as Exhibit 10.6 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7†*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.7 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.7.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.7.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7.2	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.8*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.8 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.8.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.8.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.8.1.1	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.8.2*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.8.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.9	Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services
10.10†*	Second Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.10 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.10.1†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.10.2†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.11*	Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.11 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.12.1†*	Amendment 01 to Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of January 1, 2016, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12.1 to Amendment No. 3 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on April 1, 2016)

Exhibit number	Description
10.12.2†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.12.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12.3†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.13†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.13 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.13.1†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.13.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.13.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.14*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.14 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.14.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.14.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.14.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.15*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.15 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.15.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.15.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.15.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP
10.16*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.16 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.16.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.16.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.16.1.1†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.16.2*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.16.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.17*	Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (previously filed as Exhibit 10.17 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.18 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.18.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.18.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.19†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.19 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.19.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.19.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.19.2†	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.20†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.20 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.20.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.20.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.20.2▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.21*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.21 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.21.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.21.2▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.22*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.22 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.22.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.22.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.22.1.1▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.22.2*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.22.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.23*	Second Amended and Restated Terms and Conditions Relating to Crude Oil Gathering Services (previously filed as Exhibit 10.23 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.24 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.24.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.24.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.25†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.25 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.25.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.25.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.25.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.26*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.26 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.26.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.26.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.26.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.27*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.27 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.27.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.27.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.27.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.28*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.28 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.28.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.28.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.28.1.1▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.28.2*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.28.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.29*	Form of Agreement of Limited Partnership of Colorado River DevCo LP (previously filed as Exhibit 10.29 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.30*	Form of Agreement of Limited Partnership of Green River DevCo LP (previously filed as Exhibit 10.30 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.31*	Form of Agreement of Limited Partnership of Gunnison River DevCo LP (previously filed as Exhibit 10.31 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.32*	Form of Agreement of Limited Partnership of Laramie River DevCo LP (previously filed as Exhibit 10.32 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.33*	Form of Agreement of Limited Partnership of San Juan River DevCo LP (previously filed as Exhibit 10.33 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.34*	Form of Agreement of Limited Partnership of Blanco River DevCo LP (previously filed as Exhibit 10.34 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.35	Texas Agreement Terms and Conditions Relating to Crude Oil Gathering Services
10.36†	Texas Oil Gathering Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP
10.37	Texas Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.37 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.38†	Texas Produced Water Services Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP
21.1*	List of Subsidiaries of Noble Midstream Partners LP (previously filed as Exhibit 21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23.4*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
23.5*	Consent of Director Nominee (previously filed as Exhibit 23.5 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

---

*   Filed previously.

\#   Compensatory plan, contract or arrangement.

†   Confidential treatment has been requested for certain portions thereof pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. Such provisions have been filed separately with the Securities and Exchange Commission.

Exhibit 10.1

FORM OF CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT

This **CONTRIBUTION**, **CONVEYANCE AND ASSUMPTION AGREEMENT**, dated as of [   ], 2016 (this "Agreement"), is by and among **NOBLE MIDSTREAM PARTNERS LP**, a Delaware limited partnership (the "Partnership"), **NOBLE MIDSTREAM GP LLC**, a Delaware limited liability company and the general partner of the Partnership (the "General Partner"), **NOBLE ENERGY, INC.**, a Delaware corporation ("Noble"), **NOBLE MIDSTREAM SERVICES, LLC**, a Delaware limited liability company ("Opco"), **NBL MIDSTREAM, LLC**, a Delaware limited liability company ("NBL Midstream"), **NBL MIDSTREAM HOLDINGS, LLC**, a Delaware limited liability company ("NBL Midstream Holdings"), **COLORADO RIVER DEVCO GP LLC**, a Delaware limited liability company ("Colorado River GP"), **GREEN RIVER DEVCO GP LLC**, a Delaware limited liability company ("Green River GP"), **GUNNISON RIVER DEVCO GP LLC**, a Delaware limited liability company ("Gunnison River GP"), **LARAMIE RIVER DEVCO GP LLC**, a Delaware limited liability company ("Laramie River GP"), **SAN JUAN RIVER DEVCO GP LLC**, a Delaware limited liability company ("San Juan River GP"), **BLANCO RIVER DEVCO LP**, a Delaware limited partnership ("Blanco River LP") and **BLANCO RIVER DEVCO GP LLC**, a Delaware limited liability company ("Blanco River GP") (each, a "Party" and collectively, the "Parties").

RECITALS

WHEREAS, the General Partner and Opco have caused the formation of the Partnership pursuant to the Delaware Revised Uniform Limited Partnership Act (as amended from time to time, the "Delaware Partnership Act") for the purpose of owning, operating, developing and acquiring domestic midstream infrastructure assets, as well as engaging in any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Delaware Partnership Act;

WHEREAS, in order to accomplish the objectives and purposes in the first recital above, each of the following actions has been taken on or prior to the date hereof:

1. Opco and its wholly owned subsidiary Colorado River GP formed Colorado River DevCo LP, a Delaware limited partnership ("Colorado River LP"), and contributed an aggregate of $1,000 to Colorado River LP in exchange for a 99% limited partner interest and 1% general partner interest in Colorado River LP, respectively;

2. Opco and its wholly owned subsidiary Green River GP formed Green River DevCo LP, a Delaware limited partnership ("Green River LP"), and contributed an aggregate of $1,000 to Green River LP in exchange for a 99% limited partner interest and 1% general partner interest in Green River LP, respectively;

3. Opco and its wholly owned subsidiary Gunnison River GP, formed Gunnison River DevCo LP, a Delaware limited partnership ("Gunnison River LP"), and contributed an aggregate of $1,000 to Gunnison River LP in exchange for a 99% limited partner interest and 1% general partner interest in Gunnison River LP, respectively;

4. Opco and its wholly owned subsidiary Laramie River , formed Laramie River DevCo LP, a Delaware limited partnership ("Laramie River LP"), and contributed an aggregate of $1,000 to Laramie River LP in exchange for a 99% limited partner interest and 1% general partner interest in Laramie River LP, respectively; and

5. Opco and its wholly owned subsidiary San Juan River GP formed San Juan River DevCo LP, a Delaware limited partnership ("San Juan River LP"), and contributed an aggregate of $1,000 to San Juan River LP in exchange for a 99% limited partner interest and 1% general partner interest in San Juan River LP, respectively;

6. Opco contributed to Colorado River LP all right, title and interest in and to all of Opco's interest in and to (a) the crude oil, natural gas and produced water gathering system and assets servicing the Wells Ranch IDP (as described on Exhibit A), (b) the central gathering facility servicing the Wells Ranch IDP, (c) the fresh water storage and delivery system assets servicing the Wells Ranch IDP, (d) the crude oil gathering system assets servicing the East Pony IDP, (e) the Plattesville crude oil treating facility assets, (f) the Briggsdale crude oil treating facility assets, (g) Real Estate Agreements (as defined herein) to the extent the same relate to (a)-(f) with a portion of the assets listed in (a)-(g) conveyed by Opco on behalf of Colorado River GP such that Colorado River GP holds a 75% general partner interest and Opco holds a 25% limited partner interest in Colorado River LP;

7. Opco contributed to Green River LP all right, title and interest in and to all of Opco's interest in each Real Estate Agreement related to the Mustang IDP (as described on Exhibit A), which such Real Estate Agreements related to fresh water systems being constructed and to crude oil, natural gas and additional water infrastructure that is planned in the Mustang IDP (collectively, the "Mustang IDP Assets"), with a portion of the Mustang IDP Assets conveyed by Opco on behalf of Green River GP such that Green River GP holds a 10% general partner interest and Opco holds a 90% limited partner interest in Green River LP;

8. Opco contributed to Gunnison River LP all right, title and interest in and to a 4% limited partner interest in Gunnison River LP held by Opco, which converted to a general partner interest in Gunnison River LP such that Gunnison River GP holds a 5% general partner interest and Opco holds a 95% limited partner interest in Gunnison River LP;

9. Opco contributed to Laramie River LP all right, title and interest in and to a 4% limited partner interest in Laramie River LP held by Opco, which converted to a general partner interest in Laramie River LP such that Laramie River GP holds a 5% general partner interest and Opco holds a 95% limited partner interest in Laramie River LP;

10. Opco contributed to San Juan River LP all right, title and interest in and to (a) the fresh water storage and delivery system assets servicing the East Pony IDP and (b) all of Opco's interest in Real Estate Agreements to the extent the same relate to produced water facilities and a fresh water system, which are being constructed and will consist of pipelines, ponds and storage capacity in the East Pony IDP (collectively, the "East Pony IDP Assets"), with a portion of the East Pony IDP Assets conveyed by Opco on behalf of San Juan River GP such that San Juan River GP holds a 5% general partner interest and Opco holds a 95% limited partner interest in San Juan River LP;

2

11. Opco distributed to NBL Midstream, who in turn contributed to NBL Midstream Holdings, LLC, a Delaware limited liability company ("NBLMH"), all right, title and interest in and to all of Opco's interest in (a) the natural gas gathering system servicing the East Pony IDP, (b) the Keota gas processing plant servicing the East Pony IDP, (c) the Keota LNG plant, (d) the Lilli gas processing plant servicing the greater East Pony IDP, (e) Non-System Pipelines located in Northern Colorado and (f) Real Estate Agreements to the extent the same relate to (a)-(e); and

12. Opco and its wholly owned subsidiary Blanco River GP formed Blanco River LP and contributed an aggregate $1,000 to Blanco River LP in exchange for a 99% limited partner interest and a 1% general partner interest in Blanco River LP, respectively.

WHEREAS, concurrently with the consummation of the transactions contemplated hereby, each of the matters provided for in Article II will occur in accordance with its respective terms;

WHEREAS, the boards of directors, members or partners of the Parties have taken or caused to be taken all corporate, limited liability company and partnership action, as the case may be, required to approve the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms below:

"Affiliate" has the meaning assigned to it in the First Amended and Restated Agreement of Limited Partnership of the Partnership

"Blanco River LP Agreement" means the Agreement of Limited Partnership Agreement of Blanco River LP, dated as of June 6, 2016.

"Closing Date" means the date on which the closing of the Offering occurs.

"Colorado LP Agreement" means the Agreement of Limited Partnership of Colorado River LP, dated as of August 20, 2015.

"Common Units" has the meaning given such term under the LP Agreement.

"DE Basin Assets" has such meaning ascribed to it in Section 2.4 of this Agreement.

"Deferred Issuance" has the meaning given such term under the LP Agreement.

"DevCo LP Interests" means, collectively, the (i) 20% limited partner interest in Colorado River LP, (ii) 75% limited partner interest in Green River LP, (iii) 95% limited partner interest in

3

Gunnison River LP, (iv) 95% limited partner interest in Laramie River LP, (v) 75% limited partner interest in San Juan River LP, and (vi) 75% limited partner interest in Blanco River LP, in each case owned by Opco after giving effect to Sections 2.1 through 2.4, but prior to the consummation of the other transactions contemplated hereby.

"DevCos" means, collectively, Colorado River LP, Green River LP, Gunnison River LP, Laramie River LP, San Juan River LP and Blanco River LP.

"Effective Time" means 12:01 a.m. Eastern Time on [the Closing Date].

"Firm Units" means the [   ] Common Units to be issued and sold to the Underwriters pursuant to the Underwriting Agreement.

"Green River LP Agreement" means the Agreement of Limited Partnership of Green River LP, dated as of August 20, 2015.

"IDP" means integrated development plan area.

["Incentive Distribution Right" has the meaning set forth in the LP Agreement.]

"IPO Proceeds" has such meaning ascribed to it in Section 2.9 of this Agreement.

"Laramie River LP Agreement" means the Agreement of Limited Partnership of Laramie River, dated as of August 20, 2015.

"LP Agreement" means the First Amended and Restated Agreement of Limited Partnership of the Partnership.

"Noble Entities" means Noble and each of its Affiliates.

"Non-System Pipelines" means those pipelines that do not comprise a part of the assets contributed to the Partnership, the DevCos or Laramie River LP, as applicable.

"Offering" means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Over-Allotment Option), as described in the Registration Statement.

["Option Period" means the period from the Closing Date to the date that is thirty days after the Closing Date.]

"Option Units" means up to an additional [   ] Common Units that the Underwriters may purchase from the Partnership pursuant to the Over-Allotment Option

"Original General Partner Interest" has the meaning set forth in the LP Agreement.

"Original Limited Partner Interest" has the meaning set forth in the LP Agreement.

"Over-Allotment Option" means the option granted to the Underwriters by the Partnership pursuant to Section 2 of the Underwriting Agreement.

4

"Real Estate Agreements" means the easements, rights-of-way, permits, use by special review, surface use agreements, joint use agreements, licenses and other agreements (including agreements that may be in negotiation or in process by a Party and are ultimately executed by a Party) from landowners, lessors, easement holders, governmental authorities, or other parties controlling the surface or subsurface estates of such land.

"Registration Statement" means the Registration Statement on Form S-1 filed with the United States Securities and Exchange Commission (Registration No. 333-207560), as amended.

"San Juan River LP Agreement" means the Agreement of Limited Partnership of San Juan River, dated as of August 20, 2015.

"Structuring Fee" has such meaning ascribed to it in Section 2.10 of this Agreement.

"Transaction Expenses" has such meaning ascribed to it in Section 2.10 of this Agreement.

"Underwriters" means, collectively, each member of the underwriting syndicate named as an underwriter in Schedule I to the Underwriting Agreement.

"Underwriting Agreement" means the Underwriting Agreement, dated [   ], by and among NBL Midstream, the Partnership, the General Partner, Opco and Barclays Capital Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC, as representatives of the Underwriters.

ARTICLE II
CONTRIBUTIONS, ACKNOWLEDGMENTS AND DISTRIBUTIONS

The following transactions set forth in Sections 2.1 through 2.6 shall be completed immediately prior to the Effective Time:

2.1 Contribution of Colorado River Interest. Opco hereby contributes to Colorado River GP all right, title and interest in and to a 5% limited partner interest in Colorado River LP (the "Colorado River Interest") held by Opco, which, notwithstanding any provision of the Colorado River LP Agreement to the contrary, is converted to a general partner interest in Colorado River LP such that after giving effect to this Section 2.1, Colorado River GP will hold a 80% general partner interest and Opco will hold a 20% limited partner interest in Colorado River LP, and Colorado River GP hereby accepts the rights, title and interest to the Colorado River Interest as a capital contribution.

2.2 Contribution of Green River Interest. Opco hereby contributes to Green River GP all right, title and interest in and to a 15% limited partner interest in Green River LP (the "Green River Interest") held by Opco, which, notwithstanding any provision of the Green River LP Agreement to the contrary, is converted to a general partner interest in Green River LP such that after giving effect to this Section 2.2, Green River GP will hold a 25% general partner interest and Opco will hold a 75% limited partner interest in Green River LP, and Green River GP hereby accepts the rights, title and interest to the Green River Interest as a capital contribution.

5

2.3 Contribution of San Juan Interest. Opco hereby contributes to San Juan River GP all right, title and interest in and to a 20% limited partner interest in San Juan River LP (the "San Juan River Interest") held by Opco, which, notwithstanding any provision of the San Juan River LP Agreement to the contrary, is converted to a general partner interest in San Juan River LP such that after giving effect to this Section 2.3, San Juan River GP will hold a 25% general partner interest and Opco will hold a 75% limited partner interest in San Juan River LP, and San Juan River GP hereby accepts the rights, title and interest to the Green River Interest as a capital contribution.

2.4 Contribution of Assets to Blanco River LP. Opco hereby contributes to Blanco River LP all right, title and interest in and to Real Estate Agreements related to the Delaware Basin, which Real Estate Agreements are related to crude oil gathering and produced water gathering infrastructure, to the extent that such assets and infrastructure is constructed or operated in the Delaware Basin (collectively, the "DE Basin Assets") (a portion of the DE Basin Assets is being conveyed by Opco on behalf of Blanco River GP such that after giving effect to this Section 2.4, Blanco River GP will hold a 25% general partner interest and Opco will hold a 75% limited partner interest in Blanco River LP) and Blanco River LP hereby accepts the rights, title and interest to the DE Basin Assets as capital contributions. Notwithstanding any provision of the Blanco River LP Agreement to the contrary, in consideration of the foregoing capital contributions, Blanco River LP hereby issues sufficient partnership interests in Blanco River LP to Opco and Blanco River GP such that following such contributions and issuances, Blanco River GP holds a 25% general partner interest in Blanco River LP and Opco holds a 75% limited partner interest in Blanco River LP and Opco and Blanco River GP shall be bound by the Blanco River LP Agreement and continue as limited partner and general partner, as applicable, with respect to the portion of its respective interest in Blanco River LP.

2.5 Distribution of General Partner, Partnership Limited Partner Interests and DevCo LP Interests. Opco hereby distributes to NBL Midstream (i) its 100% member interest in the General Partner, (ii) its 99% limited partner interest in the Partnership and (iii) the DevCo LP Interests; and NBL Midstream hereby accepts such general partner interest, limited partner interests and DevCo LP Interests, and NBL Midstream shall be bound by the limited liability company agreement of the General Partner, the LP Agreement and the applicable agreement of limited partnership of each of the DevCos, as applicable, and continue as sole member or limited partner with respect to the portion of its respective interest in each such DevCo, as applicable, until the completion of the transactions set forth in Section 2.5.

Each of the following transactions set forth in Sections 2.6 through 2.10 shall be completed as of the Effective Time in the order set forth herein:

2.6 Redemption of the Original General Partner Interest. The General Partner and NBL Midstream amend and restate the Agreement of Limited Partnership of the Partnership, dated as of December 23, 2014, and, upon the execution of the LP Agreement, dated as of the Closing Date, the General Partner will be issued a non-economic general partner interest in the Partnership. The Partnership hereby redeems the Original General Partner Interest acquired by the General Partner upon formation of the Partnership, and hereby refunds and distributes to the General Partner $20, along with any interest or other profit that resulted from the investment or other use of such initial contribution.

6

2.7 <u>Contribution of Opco to the Partnership</u>. NBL Midstream hereby contributes to the Partnership all right, title and interest in and to all of the outstanding limited liability company interests in Opco (the "<u>Opco Interests</u>") in exchange for (a) [   ] Common Units representing an approximate [   ]% limited partner interest (based on an aggregate of [   ] Common Units and Subordinated Units to be outstanding after the completion of the Offering) in the Partnership (the "<u>Sponsor Common Units</u>"), (b) [   ] Subordinated Units representing a [   ]% limited partner interest (based on an aggregate of [   ] Common Units and Subordinated Units to be outstanding after the completion of the Offering) in the Partnership (the "<u>Sponsor Subordinated Units</u>"), (c) all of the limited partner interests in the Partnership classified as "Incentive Distribution Rights" under the LP Agreement and (d) the right to receive a cash distribution from the Partnership in the amount of approximately $[   ] million from the net proceeds from the sale of the Firm Units and the Option Units in the Offering, and the Partnership hereby accepts such Opco Interests as a capital contribution from NBL Midstream. Upon NBL Midstream's contribution of such Opco Interests to the Partnership, (i) the Partnership shall be the sole member of Opco, (ii) NBL Midstream shall and does hereby cease to be a member of Opco and shall thereupon cease to have or exercise any right or power as a member of Opco and (iii) Opco shall be and hereby is continued without dissolution.

2.8 <u>Public Cash Contribution</u>. The Parties acknowledge that, in connection with the Offering, public investors, through the Underwriters, shall make a capital contribution to the Partnership of $[   ] million in cash (the "<u>IPO Proceeds</u>") in exchange for [   ] Common Units (the "<u>Firm Units</u>") representing an aggregate [   ]% limited partner interest in the Partnership, and new limited partners are being admitted to the Partnership in connection therewith.

2.9 <u>Payment of Transaction Expenses by the Partnership and Distribution of Proceeds by the Partnership</u>. The Parties acknowledge (a) the payment by the Partnership, in connection with the closing of the Offering, of transaction expenses of approximately $[   ] million (the "<u>Transaction Expenses</u>"), excluding underwriting discounts of $[   ] in the aggregate but including a structuring fee of [   ]% of the gross proceeds of the Offering payable to certain of the Underwriters (the "<u>Structuring Fee</u>"), and (b) the distribution by the Partnership to NBL Midstream of $[   ], and, if applicable, when available, the net proceeds from the exercise of the Underwriters' Over-Allotment Option.

2.10 <u>Redemption of the Original Limited Partner Interest from the Partnership and Return of Initial Capital Contribution</u>. The Partnership hereby redeems the Original Limited Partner Interest acquired by NBL Midstream in <u>Section 2.5</u> and hereby refunds and distributes to NBL Midstream $980, made in connection with the formation of the Partnership, along with any interest or other profit that resulted from the investment or other use of such initial contribution.

ARTICLE III
EXERCISE OF OVER-ALLOTMENT OPTION

If the Over-Allotment Option is exercised in whole or in part, the Underwriters will contribute additional cash to the Partnership in exchange for up to an additional [   ] Common Units representing an aggregate [   ]% limited partner interest in the Partnership (the "Option Units") at the Offering price per Common Unit set forth in the Registration Statement, net of underwriting discounts and the Structuring Fee. Upon any exercise of the Over-Allotment Option, the Partnership will distribute to NBL Midstream any net cash proceeds from the sale of such Option Units. Upon the expiration of the Option Period, any Option Units not purchased by the Underwriters pursuant to the Underwriting Agreement will be issued as a Deferred Issuance to NBL Midstream as part of the contribution transactions described in Section 2.8.

ARTICLE IV
FURTHER ASSURANCES

From time to time after the date hereof, and without any further consideration, each of the Parties shall execute, acknowledge and deliver all such additional instruments, notices and other documents, and will do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate to more fully and effectively carry out the purposes and intent of this Agreement. Without limiting the generality of the foregoing, the Parties acknowledge that the Parties have used their good faith efforts to identify all of the assets contributed to the DevCos and NBLMH as required in connection with this Agreement, including in the recitals hereto. However, due to the age of some of the assets and the difficulties in locating appropriate data with respect to some of the assets, it is possible that assets intended to be contributed ultimately to the DevCos and NBLMH were not identified and therefore are not included in the assets described herein. It is the express intent of the Parties that the DevCos and NBLMH own all assets necessary to operate the assets that are identified in this Agreement, including in the recitals hereto. To the extent that any assets were not identified but are necessary to the operation of the assets that are so identified in this Agreement, including in the recitals hereto, then the intent of the Parties is that all such unidentified assets are intended to be conveyed to the DevCos and NBLMH pursuant to this Agreement. If any such assets are identified at a later date, the Parties shall take all appropriate action required in order to convey such assets to any applicable DevCo or NBLMH. Further, to the extent that any assets that are conveyed to any DevCo or NBLMH hereunder are later identified by the Parties as assets that the Parties did not intend to convey to any DevCo or NBLMH, the Parties shall take all appropriate action required to convey such assets to the appropriate Noble Entity.

Without limiting any liabilities or remedies of the Parties applicable under this Agreement or any other agreements, if and to the extent that the valid, complete and perfected transfer or assignment of any assets by any Party to any other Party or the acquisition of any assets from any Party by any other Party would be a violation of applicable law or require any additional consents, approvals or notifications in connection with the transfer of such that have not been obtained or made by the Effective Time, then, unless the Parties shall otherwise mutually determine, the transfer or assignment of such assets shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as

8

all legal impediments are removed or such consents, approvals and notifications have been obtained or made. Notwithstanding the foregoing, in such event the Parties shall (a) hold such assets for the benefit of the applicable Party, (b) not transfer or assign such assets, in whole or in part, other than with the prior consent of the intended transferee, and (c) use their respective reasonable best efforts to assure that the intended transferee receives all of the benefits of the assets attempted to have been transferred to such member until such time as the attempted transfer is complete, and the intended transferee shall bear all costs associated with such assets (except costs associated with the attempted transfer or perfecting such transfer, and subject to offset of any benefits of the assets not received by the intended transferee against associated costs incurred by the Parties) as if the transfer had been valid and complete.

ARTICLE V
ORDER OF COMPLETION AND EFFECTIVENESS OF TRANSACTIONS; LIMITATIONS

5.1 <u>Order of Completion of Transactions</u>. The transactions provided for in <u>Articles II</u> shall be completed in the order and at the times set forth in <u>Articles II</u>.

5.2 <u>Effectiveness of Transactions</u>. Notwithstanding anything contained in this Agreement to the contrary, none of the provisions of <u>Article II</u> shall be operative or have any effect until at least the Effective Time, at which respective time all such applicable provisions shall be effective and operative in accordance with <u>Section 5.1</u> without further action by any Party.

5.3 <u>Limitations</u>. Distributions made or to be made hereunder shall be subject to the Delaware Partnership Act and the Delaware Limited Liability Company Act, as applicable, notwithstanding any other provision of this Agreement.

ARTICLE VI
MISCELLANEOUS

6.1 <u>Costs</u>. Except for the Transaction Expenses set forth in <u>Section 2.10</u>, Noble shall pay all expenses, fees and costs, including, but not limited to, all sales, use and similar taxes arising out of the contributions, distributions, conveyances and deliveries to be made under <u>Article II</u> and shall pay all documentary, filing and recording, transfer, deed and conveyance taxes and fees required in connection therewith. In addition, Noble shall be responsible for all costs, liabilities and expenses (including court costs and reasonable attorneys' fees) incurred in connection with the implementation of any conveyance or delivery pursuant to <u>Article IV</u> (to the extent related to any of the contributions, distributions, conveyances and deliveries to be made under <u>Article II</u>).

6.2 <u>Headings; References; Interpretation</u>. All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. All personal pronouns used in this Agreement,

whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation," "but not limited to" or other words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

6.3 <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

6.4 <u>No Third Party Rights</u>. The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies, and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

6.5 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

6.6 <u>Applicable Law</u>. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. EACH OF THE PARTIES HERETO AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES (i) TO BE SUBJECT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, AND (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, TO APPOINT AND MAINTAIN AN AGENT IN THE STATE OF DELAWARE AS SUCH PARTY'S AGENT FOR ACCEPTANCE OF LEGAL PROCESS AND TO NOTIFY THE OTHER PARTIES OF THE NAME AND ADDRESS OF SUCH AGENT.

6.7 <u>Severability</u>. If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any political body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid and an equitable adjustment shall be made and necessary provision added so as to give effect to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

6.8 <u>Amendment or Modification</u>. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties. Each such instrument shall be reduced to writing and shall be designated on its face as an amendment to this Agreement.

6.9 <u>Integration</u>. This Agreement and the instruments referenced herein and in the exhibits attached hereto supersede all previous understandings or agreements among the parties, whether oral or written, with respect to the subject matter of this Agreement and such instruments. This Agreement and such instruments contain the entire understanding of the Parties with respect to the subject matter hereof and thereof. There are no unwritten oral agreements between the parties. No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or from part of this Agreement unless it is contained in a written amendment hereto executed by the parties hereto after the date of this Agreement.

6.10 <u>Deed; Bill of Sale; Assignment</u>. To the extent required and permitted by applicable law, this Agreement shall also constitute a "deed," "bill of sale" or "assignment" of the assets and interests referenced herein.

[Remainder of page intentionally left blank]

11

IN WITNESS WHEREOF, the Parties to this Agreement have caused it to be duly executed as of the date first above written.

NOBLE MIDSTREAM PARTNERS LP
By: Noble Midstream GP LLC, its general partner

By: _____

Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

NOBLE MIDSTREAM GP LLC

By: _____
Name: Terry R. Gerhart
Title: Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

NOBLE MIDSTREAM SERVICES, LLC

By: _____
Name: Terry R. Gerhart
Title: Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

NBL MIDSTREAM, LLC

By: _____
Name: Charles J. Rimer
Title: President

Signature Page to Contribution, Conveyance and Assumption Agreement

NBL MIDSTREAM HOLDINGS, LLC

By: _____
Name: Charles J. Rimer
Title: President

Signature Page to Contribution, Conveyance and Assumption Agreement

COLORADO RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____
Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

GREEN RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____
Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

GUNNISON RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____
Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

LARAMIE RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____
       Terry R. Gerhart
       Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

SAN JUAN RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____
Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

BLANCO RIVER DEVCO LP

By: Blanco River DevCo GP, LLC, its general partner

By: Noble Midstream Services, LLC, its sole member

By: _____

Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

BLANCO RIVER DEVCO GP LLC
By: Noble Midstream Services, LLC, its sole member

By: _____

Terry R. Gerhart
Chief Executive Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

**Exhibit A**

Integrated Development Plan Areas

East Pony IDP

The East Pony IDP describes an area in Weld County, Colorado covering the following Sections, Townships and Ranges:

Township	Range	Section(s)
T9N	R58W	ALL
T9N	R59W	ALL
T8N	R59W	ALL

Mustang IDP

The Mustang IDP describes an area in Weld County, Colorado covering the following Sections, Townships and Ranges:

Township	Range	Section(s)
T4N	R64W	1-3, 10-15, 22-27, 32-36
T4N	R63W	2-11, 14-23, 26-35
T3N	R63W	4-9, 16-21, 28-33
T3N	R64W	ALL
T3N	R65W	1-3, 10-15, 22-27, 34-36
T2N	R64W	ALL
T2N	R63W	3-9, 16-21, 28-33
T3N	R65W	21, 28

Wells Ranch IDP

The Wells Ranch IDP describes an area in Weld County, Colorado covering the following Sections, Townships and Ranges:

Township	Range	Section(s)
T7N	R64W	31-36
T7N	R63W	31-36
T7N	R62W	31
T6N	R64W	ALL
T6N	R63W	ALL
T6N	R62W	2-11, 14-23, 26-35
T5N	R62W	2-11, 14-23
T5N	R63W	ALL
T5N	R64W	1-6, 10-15, 22-27, 34-36

Northern Colorado

The phrase "Northern Colorado" refers to the East Pony IDP together with the following areas in Weld County, Colorado, covering the following Sections, Townships and Ranges:

Township	Range	Section(s)
T7N	59W	ALL
T7N	62W	ALL (other than 31)
T7N	63W	ALL
T7N	64W	ALL
T8N	63W	ALL
T8N	R58W	ALL
T8N	R60W	ALL
T8N	R61W	ALL
T8N	R62W	ALL
T9N	R60W	ALL
T9N	R61W	ALL
10N	58W	S/2
10N	60W	ALL
10N	61W	ALL

Exhibit 10.3

FORM OF

OMNIBUS AGREEMENT

by and between

NOBLE ENERGY, INC.

NOBLE ENERGY SERVICES, INC.

NBL MIDSTREAM, LLC

NOBLE MIDSTREAM SERVICES, LLC

NOBLE MIDSTREAM GP LLC

and

NOBLE MIDSTREAM PARTNERS LP

dated as of

[   ], 2016

TABLE OF CONTENTS

SCHEDULES:

Schedule A	ROFR Acreage
Schedule B	General and Administrative Services
Schedule C	Reserved
Schedule D	Reserved
Schedule E	Property Access Rights

OMNIBUS AGREEMENT

This OMNIBUS AGREEMENT (as amended, modified, supplemented or restated from time to time in accordance with the terms hereof, this **"Agreement"**) is entered into on, and effective as of, the Closing Date (as defined herein) by and between Noble Energy, Inc., a Delaware corporation ("**Noble**"), Noble Energy Services, Inc., a Delaware corporation ("**NESI**"), NBL Midstream, LLC, a Delaware limited liability company ("**NBL Midstream**"), Noble Midstream Services, LLC, a Delaware limited liability company ("**OpCo**"), Noble Midstream GP LLC, a Delaware limited liability company (the "**General Partner**"), and Noble Midstream Partners LP, a Delaware limited partnership (the "**Partnership**" and, together with Noble, NBL Midstream, OpCo and the General Partner, the "**Parties**" and each a "**Party**").

RECITALS

1. Capitalized terms used in this Agreement are defined in <u>Article I</u>.

2. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in <u>Article II</u>, with respect to certain indemnification obligations of the Parties to each other.

3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in <u>Article III</u>, with respect to (i) the amount to be paid by the Partnership for general and administrative services relating to operating the Partnership's business to be performed by Noble and its Affiliates (including the General Partner) for and on behalf of the Partnership Group, (ii) the reimbursement of expenses incurred by Noble and its Affiliates on behalf of the Partnership Group and (iii) the reimbursement of costs incurred by Noble and its Affiliates on behalf of the Partnership Group for certain transition services.

4. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in <u>Article IV</u>, with respect to the amendment and restatement of the Partnership Group's right of first refusal to purchase the ROFR Assets and the right of first offer to purchase the ROFO Equity.

5. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in <u>Article V</u>, with respect to the amendment and restatement of the Partnership Group's right to access and use certain items of real and personal property owned by Noble.

In consideration of the premises and the covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 <u>Definitions</u>. As used in this Agreement, the following terms shall have the meanings set forth below:

1

"**Acceptance Deadline**" means the First ROFR Asset Acceptance Deadline, the Second ROFR Asset Acceptance Deadline or the ROFR Services Acceptance Deadline, as applicable.

"**Administrative Fee**" is defined in Section 3.2(a).

"**Affiliate**" is defined in the Partnership Agreement; *provided* that, for the purposes of this Agreement, any Person that is a Partnership Group Member shall be deemed not an Affiliate of Noble and its Subsidiaries (other than the Partnership Group).

"**Agreement**" is defined in the introductory paragraph of this Agreement.

"**Closing Date**" means the closing date of the Partnership's IPO.

"**Confidential Information**" means (1) all information contained in (and the existence of) each Services Notice and Disposition Notice and (2) any proprietary or confidential information that is competitively sensitive material or otherwise of value to a Party or its Affiliates and not generally known to the public, including trade secrets, scientific or technical information, design, invention, process, procedure, formula, improvements, product planning information, marketing strategies, financial information, information regarding operations, consumer and/or customer relationships, consumer and/or customer identities and profiles, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Party or its Affiliates and the consumers, customers, clients and suppliers of any of the foregoing. Confidential Information includes such information as may be contained in or embodied by documents, substances, engineering and laboratory notebooks, reports, data, specifications, computer source code and object code, flow charts, databases, drawings, pilot plants or demonstration or operating facilities, diagrams, specifications, bills of material, equipment, prototypes and models, and any other tangible manifestation (including data in computer or other digital format) of the foregoing; *provided, however,* that Confidential Information does not include information that a Receiving Party can show (a) has been published or has otherwise become available to the general public as part of the public domain without breach of this Agreement, (b) has been furnished or made known to the Receiving Party without any obligation to keep it confidential by a Third Party under circumstances which are not known to the Receiving Party to involve a breach of the Third Party's obligations to a Party or (c) was developed independently of information furnished or made available to the Receiving Party as contemplated under this Agreement.

"**Contribution Agreement**" means the Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, by and between the General Partner, the Partnership, Noble NBL Midstream, NBL Midsteam Holdings, LLC and the other Partnership Group Members party thereto, with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

"**Covered Environmental Losses**" is defined in Section 2.1(a).

"**Covered Property Losses**" is defined in Section 2.2.

"**Deductible**" is defined in Section 2.5(a).

2

"**Disclosing Party**" is defined in <u>Section 6.1(a)</u>.

"**Disposition Notice**" is defined in <u>Section 4.2(a)</u>.

"**Environmental Laws**" means all federal, state and local laws, statutes, rules, regulations, orders, judgments, ordinances, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law now or hereinafter in effect relating to (a) pollution or protection of human health, natural resources, wildlife and the environment or workplace health or safety, including the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§9601 *et seq.*, the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§6901 *et seq.*, the Clean Air Act, as amended, 42 U.S.C. §§7401 *et seq.*, the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§1251 *et seq.*, the Toxic Substances Control Act, as amended, 15 U.S.C. §§2601 *et seq.*, the Oil Pollution Act of 1990, 33 U.S.C. §§2701 *et seq.*, the Safe Drinking Water Act of 1974, as amended, 42 U.S.C. §§300f *et seq.*, the Hazardous Materials Transportation Act of 1994, as amended, 49 U.S.C. §§5101 *et seq.*, and other environmental conservation and protection laws and the Occupational Safety and Health Act of 1970, 29 U.S.C. §§651 *et seq.*, and the regulations promulgated pursuant thereto, and any state or local counterparts, each as amended from time to time and (b) the generation, manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Substances.

"**Environmental Permit**" means any permit, approval, identification number, license, registration, certification, consent, exemption, variance or other authorization required under or issued pursuant to any applicable Environmental Law, including applications for renewal of such permits in which the application allows for continued operation under the terms of an expired permit.

"**First ROFR Asset Acceptance Deadline**" is defined in <u>Section 4.2(a)</u>.

"**General and Administrative Services**" is defined in <u>Section 3.1(a)</u>.

"**General Partner**" is defined in the introductory paragraph of this Agreement.

"**Governmental Authority**" means any federal, state, tribal, foreign or local governmental entity, authority, department, court or agency, including any political subdivision thereof, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, and including any arbitrating body, commission or quasi-governmental authority or self-regulating organization of competent authority exercising or enlisted to exercise similar power or authority.

"**Hazardous Substance**" means (a) any substance, whether solid, liquid, gaseous, semi-solid, or any combination thereof, that is designated, defined or classified as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law, including any hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, and including asbestos and lead-containing paints or coatings, radioactive materials, polychlorinated biphenyls and greenhouse gases and (b) petroleum, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other refined petroleum hydrocarbons.

"**Identification Deadline**" means the third anniversary of the Closing Date.

"**Indemnified Party**" means the Party entitled to indemnification in accordance with Article II.

"**Indemnifying Party**" means the Party from whom indemnification may be sought in accordance with Article II.

"**IPO**" means the initial public offering of common units representing limited partner interests in the Partnership.

"**Limited Partner**" is defined in the Partnership Agreement.

"**Losses**" means any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including court costs and reasonable attorney's and expert's fees) of any and every kind or character, known or unknown, fixed or contingent.

"**Mediation Notice**" is defined in Section 6.2(b).

"**NBL Midstream**" is defined in the introductory paragraph of this Agreement.

"**NEI Invoice Delivery Date**" is defined in Section 3.2(d)(i).

"**NESI**" is defined in the introductory paragraph of this Agreement.

"**Noble**" is defined in the introductory paragraph of this Agreement. The term "Noble" shall include any successor by merger to the ultimate parent company of Noble Energy Group.

"**Noble Energy Group**" means Noble and all of its Subsidiaries (other than the General Partner and the Partnership Group).

"**Noble Energy Group Member**" means any member of the Noble Energy Group.

"**Offer Price**" is defined in Section 4.2(a).

"**OpCo**" is defined in the introductory paragraph of this Agreement.

"**Operational Services and Secondment Agreement**" means that certain Operational Services Agreement, dated as of the Closing Date, by and among the Partnership, the General Partner, Noble, NESI and the other Persons party thereto from time to time, as such agreement may be amended, supplemented or restated from time to time.

"**Original Lease**" is defined in Section 2.3(c).

"**Partnership**" is defined in the introductory paragraph of this Agreement.

"**Partnership Agreement**" means the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the Closing Date, as it may be amended, modified, supplemented or restated from time to time in accordance with the terms thereof.

"**Partnership Assets**" means all assets, or portions thereof, conveyed, contributed or otherwise Transferred or intended to be conveyed, contributed or otherwise Transferred pursuant to the Contribution Agreement to any Partnership Group Member, or owned by, leased by or necessary for the operation of the business, properties or assets of any Partnership Group Member as of the Closing Date.

"**Partnership Change of Control**" means Noble ceases to possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the General Partner, whether through ownership of voting securities, by contract or otherwise.

"**Partnership Group**" means the Partnership and its consolidated Subsidiaries.

"**Partnership Group Member**" means any member of the Partnership Group.

"**Partnership Invoice Payment Date**" is defined in Section 3.2(d)(ii).

"**Partnership Interest**" is defined in the Partnership Agreement.

"**Partnership Parties**" has the meaning given to such term in the Operational Services and Secondment Agreement.

"**Party**" and "**Parties**" are defined in the introductory paragraph of this Agreement.

"**Person**" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

"**Property Access Rights**" means the access rights of the Partnership Group on certain real and personal property retained by Noble following the consummation of the IPO, such real and personal property set forth on Schedule E.

"**Proposed Provider**" is defined in Section 4.2(b).

"**Proposed ROFO Transaction**" is defined in Section 4.4(a).

"**Proposed Service Acreage**" is defined in Section 4.2(b).

"**Proposed Services**" is defined in Section 4.2(b).

"**Proposed Transferee**" is defined in Section 4.2(a).

"**Receiving Party**" is defined in Section 6.1(a).

"**Registration Statement**" means the Registration Statement on Form S-1 (File No. 333-207560) filed by the Partnership and relating to the IPO.

"**Remaining Vendor Contracts**" means each contract between a Noble Energy Group Member and a Third Party vendor of goods or services that (i) is used or useful in connection with the Partnership Group's assets and the services provided under the Revenue Agreements and (ii) has not prior to the Closing Date been amended, assigned or otherwise modified to cause a Partnership Group Member to be a party to such contract with the applicable vendor.

"**Representative**" is defined in <u>Section 6.1(a)</u>.

"**Retained Assets**" means all assets, or portions thereof owned by any of the members of the Noble Energy Group that were not directly or indirectly conveyed, contributed or otherwise Transferred to the Partnership Group in connection with the IPO.

"**Revenue Agreement**" means, collectively, the following, as the same may be amended, amended and restated, supplemented or otherwise modified, including by the entry into new or additional Agreement Addenda in respect of any of the following:

- those certain Second Amended and Restated Fresh Water Services Agreements, dated effective as of March 31, 2016, consisting of the Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services last updated as of March 31, 2016, and each Second Amended and Restated Agreement Addendum thereto executed from time to time by Noble or its Affiliates and OpCo or one or more of its Subsidiaries;

- those certain Second Amended and Restated Gas Gathering Agreements, dated effective as of March 31, 2016, consisting of the Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services last updated as of March 31, 2016, and each Second Amended and Restated Agreement Addendum thereto executed from time to time by Noble or its Affiliates and OpCo or one or more of its Subsidiaries;

- those certain Second Amended and Restated Crude Oil Gathering Agreements, dated effective as of March 31, 2016, consisting of the Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services last updated as of March 31, 2016, and each Second Amended and Restated Agreement Addendum thereto executed from time to time by Noble or its Affiliates and OpCo or one or more of its Subsidiaries;

- those certain Third Amended and Restated Crude Oil Treating Agreements, dated effective as of March 31, 2016, consisting of the Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services last updated as of March 31, 2016, and each Third Amended and Restated Agreement Addendum thereto executed from time to time by Noble or its Affiliates and OpCo or one or more of its Subsidiaries;

- those certain Second Amended and Restated Produced Water Services Agreements, dated effective as of March 31, 2016, consisting of the Second Amended and Restated Agreement Terms and Conditions Relating to Produced

6

Water Services last updated as of March 31, 2016, and each Second Amended and Restated Agreement Addendum thereto executed from time to time by Noble or its Affiliates and OpCo or one or more of its Subsidiaries;

- those certain Texas Crude Oil Gathering Agreements, dated effective as of September 1, 2016, consisting of the Texas Agreement Terms and Conditions Relating to Crude Oil Gathering last updated as of September 1, 2016, and each Agreement Addendum thereto executed from time to time by Rosetta Resources Operating LP or its Affiliates and OpCo or one or more of its Subsidiaries; and

- those certain Texas Produced Water Services Agreements, dated effective as of September 1, 2016, consisting of the Texas Agreement Terms and Conditions Relating to Produced Water Services last updated as of September 1, 2016, and each Agreement Addendum thereto executed from time to time by Rosetta Resources Operating LP or its Affiliates and OpCo or one or more of its Subsidiaries.

"**Rights Termination Date**" means the earliest to occur of (a) fifteen years following the Closing Date, (b) a Partnership Change of Control or (c) a termination of this Agreement pursuant to Section 6.4.

"**ROFO Equity**" means any equity interests that a Noble Energy Group Member holds in a Subsidiary of the Partnership. For the avoidance of doubt, as of the date of this Agreement, all ROFO Equity is held by NBL Midstream.

"**ROFO Notice**" is defined in Section 4.4(a).

"**ROFO Response**" is defined in Section 4.4(a).

"**ROFR Acreage**" means, with respect to oil and gas assets, (i) all leasehold acreage and fee acreage currently owned by Noble Energy Group in the areas of Dimmit, Reeves and Webb Counties, Texas to the extent described on **Schedule A**, (ii) all leasehold acreage and fee acreage currently owned by Noble Energy Group in Weld County, Colorado and the Utica Shale in Pennsylvania and West Virginia and (iii) all leasehold acreage and fee acreage in the future acquired by Noble Energy Group onshore in the continental United States of America; *provided* that any acreage specifically released in a written instrument signed by the Partnership subsequent to the date hereof are excluded from the definition of ROFR Acreage.

"**ROFR Assets**" means the ownership interests of a Noble Energy Group Member in any assets currently owned or in the future developed or acquired that satisfy all of the following criterion: such assets are (i) owned by a Noble Energy Group Member at the time of the proposed Transfer for the purpose of providing ROFR Services, (ii) are located on ROFR Acreage, (iii) not used by any Noble Energy Group Member at the time of the proposed Transfer to provide services to or with respect to production from the Marcellus formation and (iv) are of a type that are useful in the provision of ROFR Services.

"**ROFR Notice**" means a Disposition Notice or a Services Notice, as applicable.

7

"**ROFR Services**" means (1) those midstream services that are of the type covered by a Revenue Agreement, as of the Closing Date, which, for the avoidance of doubt, include oil gathering, gas gathering, produced water services, fresh water services and oil treating and (2) services of a type provided at gas processing plants and LNG facilities.

"**ROFR Services Acceptance Deadline**" is defined in <u>Section 4.2(b)</u>.

"**Sale Assets**" is defined in <u>Section 4.2(a)</u>.

"**Second ROFR Asset Acceptance Deadline**" is defined in <u>Section 4.2(a)</u>.

"**Service Rate**" is defined in <u>Section 4.2(b)</u>.

"**Services Contract**" is defined in <u>Section 4.2(b)</u>.

"**Services Notice**" is defined in <u>Section 4.2(b)</u>.

"**Subsidiary**" is defined in the Partnership Agreement.

"**Third Party**" means a Person that is not a Partnership Group Member, and additionally, for the purposes of <u>Article IV</u>, a Person that is not a Noble Energy Group Member.

"**Transfer**" including the correlative terms "<u>Transferring</u>" or "<u>Transferred</u>" means (i) any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition (whether voluntary, involuntary or by operation of law) and (ii) any dedication of services and any commitment or similar contractual arrangement that would have the effect of excluding the Partnership from the opportunity to provide the applicable services. For the avoidance of doubt, a Transfer of equity interests in an entity that holds a ROFR Asset shall constitute a Transfer.

"**Wells Ranch CGF Indemnity**" is defined in <u>Section 2.3(c)</u>.

"**Wells Ranch CGF Surface Lease**" is defined in <u>Section 2.3(c)</u>.

1.2 <u>Rules of Construction</u>. Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(b) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(c) A reference to any Party to this Agreement or another agreement or document includes such Party's successors and assigns.

(d) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection and schedule references are to this Agreement unless otherwise specified.

(e) The words "including," "include," "includes" and all variations thereof shall mean "including without limitation."

(f) The word "or" shall have the inclusive meaning represented by the phrase "and/or."

(g) The words "shall" and "will" have equal force and effect.

(h) The schedules identified in this Agreement are incorporated herein by reference and made a part of this Agreement.

(i) References to "$" or to "dollars" shall mean the lawful currency of the United States of America.


**ARTICLE II
INDEMNIFICATION**


2.1 <u>Environmental Indemnification</u>.

(a) To the fullest extent permitted by law, Noble shall indemnify, defend and hold harmless each Partnership Group Member from and against any Losses suffered or incurred by such Partnership Group Member, directly or indirectly, by reason of or arising out of:

(i) any violation of Environmental Laws associated with or arising from the ownership or operation of the Partnership Assets prior to the Closing Date;

(ii) any environmental event, condition or matter associated with or arising from the ownership or operation of the Partnership Assets as in effect prior to the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Partnership Assets or the disposal or the release of Hazardous Substances generated by operation of the Partnership Assets at locations not constituting Partnership Assets), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws and (B) the cost and expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws as in effect prior to the Closing Date; and

(iii) any environmental event, condition or matter associated with or arising from the Retained Assets, whether occurring before, on or after the Closing Date and whether occurring under Environmental Laws as in effect prior to, at or after the Closing Date;

provided, *however*, that with respect to any violation of Environmental Laws subject to <u>Section 2.1(a)(i)</u> or any environmental event, condition or matter subject to <u>Section 2.1(a)(ii)</u>, Noble will

9

be obligated to indemnify such Partnership Group Member only to the extent that such violation or environmental event, condition or matter (x) was caused by the consummation of the transactions contemplated by the Contribution Agreement or commenced, occurred or existed before the Closing Date under Environmental Laws as in effect prior to the Closing Date and (y) Noble is notified in writing of such violation or environmental event, condition or matter prior to the Identification Deadline. For the avoidance of doubt, Noble shall have no indemnification obligations under Sections 2.1(a)(i) and 2.1(a)(ii) with respect to any claims based on additions to or modifications of Environmental Laws enacted or promulgated after the Closing Date. Losses subject to indemnification in this Section 2.1(a)(i) are referred to collectively as "**Covered Environmental Losses**."

(b) To the fullest extent permitted by law, the Partnership shall indemnify, defend and hold harmless the Noble Energy Group from and against any Losses suffered or incurred by such Partnership Group Member, directly or indirectly, by reason of or arising out of:

(i) any violation of Environmental Laws associated with or arising from the ownership or operation of the Partnership Assets occurring on or after the Closing Date; and

(ii) any environmental event, condition or matter associated with or arising from the ownership or operation of the Partnership Assets occurring on or after the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Partnership Assets or the disposal or the release of Hazardous Substances generated by operation of the Partnership Assets at locations not constituting Partnership Assets), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws as in effect on or after the Closing Date and (B) the cost or expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws as in effect on or after the Closing Date;

and regardless of whether such violation included under Section 2.1(b)(i) or such environmental event, condition or matter included under Section 2.1(b)(ii) occurred before or after the Closing Date, in each case, to the extent that any of the foregoing are not Covered Environmental Losses (without giving effect to the Deductible).

2.2 Right-of-Way Indemnification. Noble shall indemnify, defend and hold harmless each Partnership Group Member from and against any Losses suffered or incurred by such Partnership Group Member by reason of or arising out of the following ("**Covered Property Losses**"):

(a) the failure of such Partnership Group Member to hold valid and indefeasible rights granted under surface use agreements, rights-of-way, surface leases, other easement rights or other real property interests in and to the lands on which any of the Partnership Assets conveyed or contributed to such Partnership Group Member on the Closing Date is located as described in the Registration Statement, and such failure (i) renders such Partnership Group Member liable to a Third Party or unable to use or operate the Partnership Assets in substantially

10

the same manner that the Partnership Assets were used and operated by Noble immediately prior to the Closing Date or (ii) renders such Partnership Group Member unable to use the applicable real property interest for its intended purpose;

(b) the failure of such Partnership Group Member to have the consents, licenses and permits necessary to allow (i) any pipeline included in the Partnership Assets to cross the roads, waterways, railroads and other areas upon which any such pipeline is located as of the Closing Date or (ii) the Transfer of any of the Partnership Assets to the Partnership Group, in each case, where such failure renders the Partnership Group liable to a Third Party or unable to use or operate the Partnership Assets in substantially the same manner that the Partnership Assets were used and operated as described in the Registration Statement; and

(c) the cost of curing any condition set forth in Section 2.2(a) or (b) that does not allow any Partnership Assets to be operated in accordance with prudent industry practice;

provided, however, in each case, to the extent Noble is notified in writing of any of the foregoing prior to the Identification Deadline and in each case other than in respect of which the Partnership has indemnified Noble for the Wells Ranch CGF Indemnity.

2.3 Additional Indemnification.

(a) In addition to and not in limitation of the indemnification provided under Section 2.1(a) and Section 2.2, to the fullest extent permitted by law, Noble shall indemnify, defend and hold harmless each Partnership Group Member from and against any Losses suffered or incurred by such Partnership Group Member by reason of or arising out of:

(i) (A) the consummation of the transactions contemplated by the Contribution Agreement or (B) events and conditions associated with the ownership or operation of the Partnership Assets and with respect to this subsection (B) only, occurring before the Closing Date (other than Covered Environmental Losses which are provided for under Section 2.1 and Covered Property Losses which are provided for under Section 2.2);

(ii) any litigation matters attributable to the ownership or operation of the Partnership Assets prior to the Closing Date and any obligations arising out of incidents or events related to fire, explosion or other similar extraordinary event on or near the Partnership Assets prior to the Closing Date;

(iii) events and conditions associated with the Retained Assets, whether occurring before, on or after the Closing Date;

(iv) all federal, state and local Tax liabilities attributable to the ownership or operation of the Partnership Assets on or prior to the Closing Date, including under Treasury Regulation Section 1.1502-6, as it may be amended (or any similar provision of state or local law), and any such Tax liabilities that may result from the consummation of the transactions contemplated by the Contribution Agreement; and

11

(v) the failure of any Partnership Group Member to have on the Closing Date any consent, license, permit or approval necessary to allow such Partnership Group Member to own or operate the Partnership Assets in substantially the same manner that the Partnership Assets were owned or operated immediately prior to the Closing Date.

(b) The Partnership shall indemnify, defend and hold harmless Noble Energy Group from and against any Losses suffered or incurred by any Noble Energy Group Member by reason of or arising out of events and conditions to the extent associated with the ownership or operation of the Partnership Assets and to the extent occurring after the Closing Date (other than Covered Environmental Losses which are provided for under Section 2.2(a) and Losses for which the Partnership is indemnifying Noble under Section 2.1(b)), unless such indemnification would not be permitted by any Partnership Group Member under the Partnership Agreement.

(c) The Partnership shall indemnify, defend and hold harmless the Noble Energy Group from and against any Losses suffered or incurred by any Noble Energy Group Member by reason of or arising out of events and conditions, regardless of whether occurring prior to or following the Closing Date (the "**Wells Ranch CGF Indemnity**"), to the extent associated with the Surface Lease, dated as of May 18, 2012, by and between Noble, Wells Ranch, LLLP and the other persons named as "Owners" thereunder, covering approximately 61 acres in Weld County, Colorado (the "**Original Lease**"), as assigned, amended or otherwise modified by that certain Partial Assignment of Surface Lease with Wattenberg Holding, LLC, dated October 22, 2012, pursuant to which a portion of Noble's interest in the Surface Lease was assigned to such assignee, as further assigned, amended or otherwise modified by that certain Amendment to Surface Lease, dated June 18, 2013, pursuant to which certain payment terms appearing in the Surface Lease were modified, as further assigned, amended or otherwise modified by that certain First Amendment to Surface Lease, dated July 3, 2013, pursuant to which certain terms of the Surface Lease were modified, as further assigned, amended or otherwise modified by that certain Amendment 03 to Surface Lease, dated effective as of January 1, 2015, pursuant to which OpCo became a party to the Original Lease (such Original Lease, and all amendments prior to the date hereof and as such Original Lease may be further assigned, amended or otherwise modified from time to time, the "**Wells Ranch CGF Surface Lease**"). In consideration of this Wells Ranch CGF Indemnity, Noble hereby agrees that it will not sell, assign, transfer or otherwise modify the Wells Ranch CGF Surface Lease from and after the date hereof without the prior written consent of OpCo.

(d) The Partnership shall indemnify, defend and hold harmless the Noble Energy Group from and against any Losses suffered or incurred by any Noble Energy Group Member by reason of or arising out of events and conditions associated with the Partnership's exercise of the Property Access Rights.

2.4 Indemnification Procedures.

(a) The Indemnified Party agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification under this Article II, it will provide notice thereof in writing to the Indemnifying Party, specifying the nature of and specific basis for such claim.

12

(b) The Indemnifying Party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Indemnified Party that are covered by the indemnification under this Article II, including the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such claim or any matter or any issues relating thereto; *provided, however*, that no such settlement for only the payment of money shall be entered into without the consent of the Indemnified Party unless it includes a full release of the Indemnified Party from such claim; *provided, further*, that no such settlement containing any form of injunctive or similar relief shall be entered into without the prior written consent of the Indemnified Party, which consent shall not be unreasonably delayed or withheld.

(c) The Indemnified Party agrees to cooperate in good faith and in a commercially reasonable manner with the Indemnifying Party with respect to all aspects of the defense of and pursuit of any counterclaims relating to any claims covered by the indemnification under this Article II, including the prompt furnishing to the Indemnifying Party of any correspondence or other notice relating thereto that the Indemnified Party may receive, permitting the name of the Indemnified Party to be utilized in connection with such defense and counterclaims (*provided*, that the Indemnified Party has an opportunity to review the use of its name and does not reasonably object to such use), the making available to the Indemnifying Party of any files, records or other information of the Indemnified Party that the Indemnifying Party considers relevant to such defense and counterclaims, the making available to the Indemnifying Party of any employees of the Indemnified Party and the granting to the Indemnifying Party of reasonable access rights to the properties and facilities of the Indemnified Party; *provided, however*, that in connection therewith the Indemnifying Party agrees to use reasonable efforts to minimize the impact thereof on the operations of the Indemnified Party and further agrees to maintain the confidentiality of all files, records and other information furnished by the Indemnified Party pursuant to this Section 2.4. The obligation of the Indemnified Party to cooperate with the Indemnifying Party as set forth in the immediately preceding sentence shall not be construed as imposing upon the Indemnified Party an obligation to hire and pay for counsel in connection with the defense of any claims and pursuit of any counterclaims with respect to any claims covered by the indemnification set forth in this Article II; *provided, however*, that the Indemnified Party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense and counterclaims. The Indemnifying Party agrees to keep any such counsel hired by the Indemnified Party informed as to the status of any such defense or counterclaim, but the Indemnifying Party shall have the right to retain sole control over such defense and counterclaims so long as the Indemnified Party is still seeking indemnification hereunder.

(d) In determining the amount of any loss, cost, damage or expense for which the Indemnified Party is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the Indemnified Party, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Indemnified Party as a result of such claim and (ii) all amounts recovered by the Indemnified Party under contractual indemnities from third Persons.

13

2.5 Limitations Regarding Indemnification.

(a) Noble shall not be obligated to indemnify, defend and hold harmless any Partnership Group Member under this Agreement until such time as the total aggregate amount of Losses incurred by the Partnership Group exceeds $500,000 (the "**Deductible**"), in the aggregate for all types of Losses, at which time Noble shall be obligated to indemnify the Partnership Group for the amount of such Losses in excess of the Deductible.

(b) For the avoidance of doubt, (i) there is no monetary cap on the amount of indemnity coverage provided by any Indemnifying Party under this Article II, and (ii) the Partnership's indemnification obligations under this agreement shall be reduced on a dollar for dollar basis pro rata relative to Noble's direct or indirect ownership interest in the Partnership Group Member that owns or leases or otherwise controls the Partnership Assets with respect to which an indemnification obligation for Losses exists.

(c) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY'S INDEMNIFICATION OBLIGATION HEREUNDER COVER OR INCLUDE CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR SIMILAR DAMAGES OR LOST PROFITS (INCLUDING ANY DIMINUTION IN VALUE OF ANY PARTY'S RESPECTIVE INVESTMENT IN THE PARTNERSHIP) SUFFERED, DIRECTLY OR INDIRECTLY, BY ANY OTHER PARTY ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, EXCEPT AS A REIMBURSEMENT FOR ANY SUCH DAMAGES AS ARE PAID TO A GOVERNMENTAL AUTHORITY OR OTHER THIRD PARTY.

2.6 Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing Date, Section 2.1, Section 2.2 and Section 2.3 contain the Parties' exclusive remedy against each other with respect to breaches of the covenants of the Parties set forth in Article II. Except for (a) the remedies contained in Section 2.1, Section 2.2 and Section 2.3, (b) any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Article II and (c) the remedies available at law or in equity in connection with any other document delivered by a Party in connection with the transactions contemplated hereby (including pursuant to the Contribution Agreement), from and after the Closing Date, to the fullest extent permitted by applicable law each of the Parties releases, remises and forever discharges the other and its Affiliates and all such Persons' equity holders, partners, members, officers, directors, employees, agents, advisors and representatives from any and all Losses in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE III
SERVICES; REIMBURSEMENT

3.1 General and Administrative Services.

(a) Noble agrees to provide, and agrees to cause its Affiliates to provide, to the General Partner, for the Partnership Group's benefit, the centralized general and administrative services that Noble and its Affiliates have traditionally provided in connection with the ownership and operation of the Partnership Assets, which consist of the services set forth on Schedule B (the "**General and Administrative Services**").

(b) Absent the written agreement of the Parties to the contrary, the Parties agree that the General and Administrative Services will be received by the General Partner, for the benefit of the Partnership Group, at the places of business of the General Partner and its subsidiaries.

(c) The Parties acknowledge that the Administrative Fee, together with the other costs and expenses of the General and Administrative Services described herein, will be allocated among the Partnership Group Members (which for the avoidance of doubt, includes each of the Subsidiaries of the Partnership that own the real property interests and physical assets of the Partnership Group Members) based on any reasonable allocation methodology as determined by the General Partner.

(d) For the avoidance of doubt, the General and Administrative Services provided by Noble pursuant to this Article III will be in addition to, and not in duplication of, the services that will be provided to the Partnership Parties by Noble and NESI under the Operational Services and Secondment Agreement and the functions performed by the employees seconded to the Partnership Parties under the Operational Services and Secondment Agreement, and neither Noble nor NESI shall not be entitled to reimbursement under this Agreement for any costs or expenses for which Noble or NESI is entitled to payment or reimbursement under the Operational Services and Secondment Agreement.

3.2 Administrative Fee.

(a) As consideration for Noble's and its Affiliates' provision of the General and Administrative Services, the Partnership Group will pay to Noble an annual flat fee that will initially be equal to $6,850,000 per year (and prorated for the portion of year following the consummation of the IPO) (the "**Administrative Fee**"), which will be payable in monthly installments. The Parties acknowledge that the fixed fee reflects the costs expected to be incurred by Noble and its Affiliates in providing the General and Administrative Services (other than those costs for which Noble and its Affiliates are entitled to reimbursement pursuant to Section 3.3 below). The Parties further acknowledge and agree that it is the intent of the Parties that the General and Administrative Services be provided based on an arm's-length standard and that the Administrative Fee is intended to reflect such standard. For the avoidance of doubt, the Parties further acknowledge and agree that the Administrative Fee will cover the fully burdened cost of the General and Administrative Services provided by Noble and its Affiliates to the Partnership Group, as well as any third-party costs actually incurred by Noble and its Affiliates on behalf of the Partnership Group in providing such General and Administrative Services (other than those costs for which Noble and its Affiliates are entitled to reimbursement pursuant to Section 3.3), including all sales, use, excise, value added or similar taxes, if any, that may be applicable from time to time with respect to the General and Administrative Services provided by Noble and its Affiliates to the Partnership Group pursuant to Section 3.1.

(b) If any officer of the General Partner is not covered by the amount paid under the Operational Services and Secondment Agreement, then the Partnership Group shall be allocated an amount in consideration for the services of such employees of Noble Energy Group in their capacities as officers of the General Partner and the Partnership Group Members and such allocated amount shall be included in the Administrative Fee.

15

(c) Concurrently with the annual rate redetermination process under the Revenue Agreements, Noble shall submit to the Board of Directors of the General Partner its good faith estimate of the cost of the General and Administrative Services to be provided to the Partnership Group for the coming 12-month period, which may be adjusted to reflect, among other things, the contribution, acquisition or disposition of assets to or by the Partnership Group or to reflect any change in the cost of providing General and Administrative Services to the Partnership Group due to changes in any law, rule or regulation applicable to Noble and its Affiliates or the Partnership Group, including any interpretation of such laws, rules or regulations. The Board of Directors of the General Partner shall review the proposed Administrative Fee and shall submit any disputes to Noble as promptly as reasonably practicable. If Noble and the Board of Directors of the General Partner are unable to agree on the Administrative Fee for any year, Noble and the Partnership shall submit the proposed Administrative Fee and supporting documentation to an independent auditing firm for review, and the determination of the independent auditing firm with respect to all items included in the Administrative Fee shall be binding on Noble and the Partnership. Notwithstanding anything contained herein to the contrary, the Administrative Fee shall not be increased until after the third anniversary of the Closing Date.

(d) The Administrative Fee shall be invoiced and paid as follows:

(i) Within 20 days following the end of each month (or the next succeeding business day) beginning with the first full month after the Closing Date and continuing through the termination of this Agreement pursuant to Section 6.4 (the "**NEI Invoice Delivery Date**"), Noble will submit to the Partnership Group an invoice of the amounts due for such month for the Administrative Fee. Each invoice will be as detailed as the General Partner may require, acting reasonably, including (if requested) support of amounts set forth in the invoice and such other supporting detail as requested.

(ii) The Partnership Group will pay the Administrative Fee within 10 days after the receipt of the invoice therefor (the "**Partnership Invoice Payment Date**"). The Partnership Group shall not offset any amounts owing to it by Noble or any of its Affiliates against the Administrative Fee payable hereunder.

3.3 Reimbursement of General and Administrative Expenses. In addition to the Administrative Fee payable under Section 3.2, to the extent that Noble and its Affiliates incur direct third-party expenses for the exclusive benefit of the Partnership Group, the Partnership Group will reimburse Noble and its Affiliates for such additional out-of-pocket costs and expenses actually incurred (so long as such amounts are invoiced within three months of incurrence).

3.4 Transition Services. Following the consummation of the IPO, Noble shall use commercially reasonable efforts to amend, assign or otherwise modify the Remaining Vendor Contracts such that a Partnership Group Member is directly contracting with the applicable Third Party vendor under such Remaining Vendor Contracts. Until such time as Noble is able to enter

16

into the amendments referenced in the foregoing sentence, Noble shall make payments to the vendors under the Remaining Vendor Contracts, and the Partnership shall reimburse Noble for any such payments made on its behalf. Noble shall provide an invoice to OpCo of all payments made pursuant to the Remaining Vendor Contracts by the NEI Invoice Delivery Date for the applicable month, and OpCo shall reimburse Noble for all such payments on or before the Partnership Invoice Payment Date for the applicable month.

ARTICLE IV
RIGHT OF FIRST REFUSAL AND RIGHT OF FIRST OFFER

4.1 <u>Right of First Refusal to Purchase Certain Assets</u>.

(a) Beginning on the date hereof and terminating on the Rights Termination Date, Noble hereby grants to the Partnership a right of first refusal on (i) any proposed Transfer of any ROFR Assets by any Noble Energy Group Member (other than a grant of a security interest to a bona fide third-party lender or a Transfer to any Noble Energy Group Member; *provided* that such Noble Energy Group Member shall remain bound by this <u>Section 4.1(a)</u> with respect to the ROFR Assets); and (ii) the provision of ROFR Services to any Noble Energy Group Member on the ROFR Acreage.

(b) The Parties acknowledge that all potential Transfers of ROFR Assets pursuant to this <u>Section 4.1</u> are subject to obtaining any and all required written consents of Third Parties, including Governmental Authorities.

(c) The Partnership shall have the right, in its sole discretion, to assign its rights under this <u>Section 4.1</u> to any Affiliate of the Partnership.

4.2 <u>ROFR Procedures and Exceptions.</u>

(a) *Asset Sale Procedures.* The following sets forth the procedure for Noble to undertake to honor the right of first refusal with respect to the ROFR Assets. Noble's actions described in this <u>Section 4.2(a)</u> shall be taken by Noble, or Noble shall cause the applicable Noble Energy Group Member to take such actions.

(i) If Noble proposes to Transfer one or more ROFR Assets to any Third Party, then Noble shall promptly give written notice (a "**Disposition Notice**") thereof to the Partnership. The Disposition Notice shall set forth the following information in respect of the proposed Transfer: (1) the name and address of any prospective acquirors (collectively, the "**Proposed Transferee**"), (2) the ROFR Assets subject to the Disposition Notice (the "**Sale Assets**"), (3) the purchase price offered by such Proposed Transferee or, if no Proposed Transferee has been identified, a commercially reasonable price in the opinion of Noble, in either case including any non-cash consideration (either price described in this clause (3), the "**Offer Price**"), (4) reasonable detail concerning any non-cash portion of the Offer Price, if any, to allow the Partnership to reasonably determine the fair market value of such non-cash consideration, and a statement of the estimate of the fair market value of any non-cash consideration in the opinion of Noble (such term in this <u>Section 4.2</u> to refer, collectively, to both Noble and the Noble Energy Group Member Transferring the applicable ROFR Asset), and (5) all other material terms

17

and conditions of the Transfer that are then known to Noble and its Affiliates. To the extent a Proposed Transferee's offer consists of consideration other than cash (or in addition to cash) the Offer Price shall be deemed equal to the amount of any such cash plus the fair market value of such non-cash consideration.

(ii) The Partnership will provide written notice of either (1) its intent to dispute the Offer Price, as provided in Section 4.2 (a)(iii) below or (2) its decision regarding the exercise or non-exercise of its right of first refusal to purchase the Sale Assets within 60 days after its receipt of the Disposition Notice (the "**First ROFR Asset Acceptance Deadline**"). Failure to provide such notice on or prior to the First ROFR Asset Acceptance Deadline shall be deemed to constitute an affirmative decision not to purchase the Sale Assets.

(iii) In the event (1) the Offer Price contains non-cash consideration and the Partnership's determination of the fair market value of such non-cash consideration described in the Disposition Notice (to be determined by the Partnership on or prior to the First ROFR Asset Acceptance Deadline) is less than the fair market value of such consideration as determined by Noble in the Disposition Notice and (2) the Partnership and Noble are unable to mutually agree upon the fair market value of such non-cash consideration on or prior to the date that is 15 days after the First ROFR Asset Acceptance Deadline, Noble and the Partnership shall engage a mutually agreed upon valuation firm to determine the fair market value of the non-cash consideration. If the Partnership and Noble do not agree on the appointment of such valuation firm, each of the Partnership and Noble shall appoint an independent third party and shall instruct such third party, together with the independent third party appointed by the other Party, to select a valuation firm to perform the valuation hereunder. Such valuation firm shall be instructed to notify the Partnership and Noble of its decision within 30 days after all material information is submitted thereto, which decision shall be final and binding. The fees of the valuation firm will be split equally between Noble and the Partnership. The Partnership will provide written notice of its decision regarding the exercise of its right of first refusal to purchase the Sale Assets to Noble within 15 days after the valuation firm has submitted its determination (the "**Second ROFR Asset Acceptance Deadline**"). Failure to provide such notice on or prior to the Second ROFR Asset Acceptance Deadline shall be deemed to constitute an affirmative decision by the Partnership not to purchase the Sale Assets, subject to Section 4.2(f).

(iv) If the Partnership fails to exercise a right during any applicable period set forth in this Section 4.2(a), the Partnership shall be deemed to have waived its right with respect to such proposed disposition of the Sale Assets (subject to Section 4.2(f)), but such waiver shall not extend to any ROFR Assets that were not Sale Assets.

(b) *Services Procedures*. The following sets forth the procedure for Noble to undertake to honor the right of first refusal with respect to ROFR Services. Noble's actions described in this Section 4.2(b) shall be taken by Noble or Noble shall cause the applicable Noble Energy Group Member to take such actions.

18

(i) If a Noble Energy Group Member proposes to (x) contract with any Third Party for the provision of ROFR Services to such Noble Energy Group Member on specified acreage that is ROFR Acreage or (y) continue, extend or renew any existing contract other than a Revenue Agreement for the provision of ROFR Services to such Noble Energy Group Member on acreage that is ROFR Acreage (either contract described in clauses (x) or (y), a "**Services Contract**"), then Noble shall promptly give written notice (a "**Services Notice**") thereof to the Partnership. The Services Notice shall set forth the following information in respect of the Services Contract: (1) the name and address of any prospective provider of ROFR Services (collectively, the "**Proposed Provider**"), (2) a detailed description of the services subject to the Services Notice (the "**Proposed Services**"), (3) the rate proposed to be charged by such Proposed Provider or, if no Proposed Provider has been identified, a commercially reasonable price in the opinion of the Noble Energy Group (either price described in this clause (3), the "**Service Rate**"), (4) a description of the area in which the Proposed Services are required (the "**Proposed Service Acreage**"), (5) the in-service date required by the applicable Noble Energy Group Member, (6) reasonable detail of any required capital commitments or the build costs to acquire or build any assets necessary to provide the Proposed Services that have been proposed by the Proposed Provider, or, if no Proposed Provider has been identified, commercially reasonable capital commitments or build costs to acquire or build any assets necessary to provide the Proposed Services in the opinion of the Noble Energy Group; and (7) all other material terms and conditions that have been negotiated between such Noble Energy Group Member and such Proposed Provider, or, if no Proposed Provider has been identified, any other commercially reasonable terms and conditions in the opinion of the Noble Energy Group.

(ii) The Partnership will provide written notice of its decision regarding the exercise or non-exercise of its right of first refusal to provide the Proposed Services within 60 days after its receipt of the Services Notice (the "**ROFR Services Acceptance Deadline**"). Failure to provide such notice prior to the ROFR Services Acceptance Deadline shall be deemed to constitute an affirmative decision not to provide the Proposed Services with respect to the Proposed Service Acreage, subject to Section 4.2(f).

(iii) If the Partnership fails to exercise a right during any applicable period set forth in this Section 4.2(b), the Partnership shall be deemed to have waived its rights to provide the Proposed Services on the Proposed Service Acreage (subject to Section 4.2(f)), but such waiver shall not extend to ROFR Services that were not described in the Services Notice and shall not extend to ROFR Acreage that was not included in the Proposed Service Acreage.

(c) If the Partnership chooses to exercise its right of first refusal under Section 4.2(a), the Partnership and Noble shall enter into a definitive agreement for the purchase of the Sale Assets, which shall include the relevant terms included in the Disposition Notice and other reasonable and customary closing terms and conditions, including the following:

(i) with respect to any Sale Assets, the Partnership will agree to deliver cash for the Offer Price (unless the Partnership and Noble agree that consideration will be paid by means of non-cash consideration);

19

(ii) Noble will represent that it has good and indefeasible title to the Sale Assets, subject to all recorded matters and all physical conditions in existence on the closing date for the purchase of the Sale Assets, plus any other such matters as the Partnership may approve, which approval will not be unreasonably withheld. If the Partnership desires to obtain any title insurance with respect to the Sale Assets, the full cost and expense of obtaining the same (including the cost of title examination, document duplication and policy premium) shall be borne by the Partnership;

(iii) Noble will grant to the Partnership the right, exercisable at the Partnership's risk and expense, to make such surveys, tests and inspections of the Sale Assets, and perform other diligence with respect to the Sale Assets, as the Partnership may deem desirable, so long as such surveys, tests, inspections or diligence do not damage the Sale Assets or interfere with the activities of Noble and its Affiliates (other than the Partnership Group) thereon and so long as the Partnership has furnished Noble with evidence that adequate liability insurance is in full force and effect;

(iv) The Partnership will have the right to terminate its obligation to purchase the Sale Assets under this Article if the results of any searches, surveys, tests, inspections or diligence conducted pursuant to Section 4.2(c)(ii) or Section 4.2(c)(iii) above are, in the reasonable opinion of the Partnership, unsatisfactory;

(v) the closing date for the purchase of the Sale Assets shall occur no later than 120 days following receipt by Noble of written notice by the Partnership of its intention to exercise its option to purchase the Sale Assets pursuant to Section 4.2(a);

(vi) Noble shall execute, have acknowledged and deliver to the Partnership a special warranty deed, assignment of easement, or comparable document, as appropriate, in the applicable jurisdiction, on the closing date for the purchase of the Sale Assets constituting real property interests, conveying such Sale Assets to the Partnership free and clear of all encumbrances created by Noble and its Affiliates other than those set forth in Section 4.2(c)(ii) above;

(vii) Noble shall execute, have acknowledged and deliver to the Partnership a bill of sale and any other documents reasonably requested by the Partnership on the closing date for the purchase of the Sale Assets other than real property interests, conveying such Sale Assets to the Partnership free and clear of all encumbrances created by Noble and its Affiliates other than those set forth in Section 4.2(c)(ii) above; and

(viii) neither Noble nor the Partnership shall have any obligation to sell or buy the Sale Assets if any of the material consents referred to in Section 4.1(b) have not been obtained.

(d) If the Partnership chooses to exercise its right of first refusal under Section 4.2(b), the Partnership and Noble shall enter into a definitive agreement for the provision of the Proposed Services on the Proposed Service Acreage on the terms described in the Services Notice provided in accordance with Section 4.2(b).

20

(e) Noble and the Partnership shall cooperate in good faith in obtaining all necessary approvals, waivers and consents from Third Parties, including Governmental Authorities, required in connection with the exercise of the Partnership's rights under this Article IV.

(f) If (i) the Transfer to any Third Party of any Sale Assets is not consummated on terms substantially similar to the terms set forth in the Disposition Notice or (ii) the entry into a definitive agreement providing for the provision of Proposed Services by a Third Party has not occurred on terms substantially similar to the terms set forth in the Services Notice, in each case within the later of (A) 120 days after the last applicable Acceptance Deadline, and (B) 10 days after the satisfaction of all approval or filing requirements with Governmental Authorities, if any, the ROFR Notice shall be deemed to lapse, and no member of the Noble Energy Group may Transfer any of the Sale Assets or contract with a Third Party to provide the Proposed Services, as applicable, described in the ROFR Notice without complying again with the provisions of this Article IV, and any purported Transfer to such Third Party or contract for Proposed Services with a Third Party not in compliance with this Article IV shall be null and void.

(g) If, after the Partnership has waived its rights pursuant to this Article IV or has allowed an Acceptance Deadline to lapse without the exercise of its rights pursuant to this Article IV, any Noble Energy Group Member proposes to Transfer Sale Assets to a Third Party or contract for the provision of Proposed Services by a Third Party, and such transaction is proposed on terms materially more favorable to such Third Party than those set forth in the applicable ROFR Notice, such ROFR Notice shall be deemed ineffective, and no member of the Noble Energy Group may effect such Transfer of Sale Assets or contract for such provision of Proposed Services, as applicable, without complying again with the provisions of this Article IV.

(h) Notwithstanding anything provided herein, the Noble Energy Group shall be allowed to comply with all preexisting dedications, preferential transfer rights, rights of first refusal (or similar encumbrance) and contracts for service that are in existence on the date that this Agreement becomes effective and on the date that the applicable acreage or asset is acquired by Noble Energy Group (so long as such dedication or contract was not entered into in contemplation of such acquisition). For the avoidance of doubt, to the extent a preexisting encumbrance in favor of a Beneficiary Prohibits Noble from obtaining the applicable ROFR Service from an "affiliate" or Transferring the applicable ROFR Asset to an "affiliate", Noble may enter into a Services Contract or applicable Transfer documentation without offering the applicable opportunity to the Partnership Group. As used in this paragraph:

(i) "*Beneficiary*" refers to a Person that is not a Noble Energy Group Member or an Partnership Group Member that is the beneficiary of an encumbrance granted by a Noble Energy Group Member;

(ii) "*Prohibit*" includes: (x) an express prohibition, (y) requirements that would cause Noble to be in default of a preexisting encumbrance if Noble contracted with an "affiliate", and (z) requirements that would cause Noble to lose any material benefit of the applicable encumbrance as a result of contracting with an "affiliate";

21

(iii) an "*affiliate*" of Noble shall include the Partnership Group Members so long as the Beneficiary would consider the Partnership Group Members to be "affiliates"; and

(iv) an example of a "*loss of material benefit*" includes: a situation where a preexisting right of first refusal would permit Noble to contract with an unaffiliated third party but such right of first refusal would convert to a dedication in favor of the Beneficiary in the event that Noble attempted to contract with an "affiliate".

(i) Each of the applicable Noble Energy Group Member and the Partnership shall use commercially reasonable efforts to do or cause to be done all things that may be reasonably necessary to effectuate the consummation of any transactions between a Noble Energy Group Member and a Partnership Group Member contemplated by this Section 4.2, including causing its respective Affiliates to execute, deliver and perform all documents, notices, amendments, certificates, and consents required in connection therewith.

4.3 Right of First Offer.

(a) Noble, on behalf of itself and the Noble Energy Group, hereby grants to the Partnership Group a right of first offer, exercisable at any time prior to the Rights Termination Date, to purchase all or any part of the ROFO Equity to the extent that Noble proposes to Transfer all or any part of any ROFO Equity; *provided, however*, that Noble may Transfer all or any part of any ROFO Equity to a Noble Energy Group Member that agrees in writing that such ROFO Equity remains subject to the provisions of this Section 4.3 and such Noble Energy Group Member assumes the obligations of Noble under this Section 4.3 with respect to such ROFO Equity, and such Transfer shall not be subject to the Partnership Group's right of first offer.

(b) The Parties acknowledge that any Transfer of all or any part of any ROFO Equity pursuant to the Partnership's right of first offer is subject to the terms of all existing agreements with respect to the ROFO Equity and shall be subject to and conditioned on the obtaining of any and all necessary consents of securityholders, Governmental Authorities, lenders or other Third Parties; *provided, however*, that Noble hereby represents and warrants that, to its knowledge after reasonable investigation, there are no terms in such agreements that would materially impair the rights granted to the Partnership Group pursuant to this Section 4.3 with respect to any ROFO Equity.

(c) The Partnership shall have the right, in its sole discretion, to assign its rights under this Section 4.3 to any Affiliate of the Partnership.

4.4 ROFO Procedures. The following sets forth the procedure for Noble and the applicable Noble Energy Group Member to undertake to honor the right of first offer on the ROFO Equity. Noble's actions described in this Section 4.4 shall be taken by Noble, or Noble shall cause the applicable Noble Energy Group Member to take such actions.

(a) If the applicable Noble Energy Group Member proposes to Transfer all or any part of any ROFO Equity to a Third Party prior to the Rights Termination Date (a "**Proposed ROFO Transaction**"), the applicable Noble Energy Group Member shall, prior to entering into any such Proposed ROFO Transaction, first give notice in writing to the Partnership (the

22

"**ROFO Notice**") of its intention to enter into such Proposed ROFO Transaction. The ROFO Notice shall include any material terms, conditions and details that would be necessary for the Partnership to make a responsive offer to enter into the Proposed ROFO Transaction with the applicable Noble Energy Group Member, which terms, conditions and details shall at a minimum include any terms, conditions or details that the applicable Noble Energy Group Member would propose to provide to non-Affiliates in connection with the Proposed ROFO Transaction. If the Partnership determines to purchase the ROFO Equity, the Partnership shall have 60 days following receipt of the ROFO Notice to propose an offer to enter into the Proposed ROFO Transaction with the applicable Noble Energy Group Member (the "**ROFO Response**"). The ROFO Response shall set forth the terms and conditions (including the purchase price the Partnership proposes to pay for the ROFO Equity and the other terms of the purchase) pursuant to which the Partnership would be willing to enter into a binding agreement for the Proposed ROFO Transaction. If no ROFO Response is delivered by the Partnership within such 60-day period, then the Partnership shall be deemed to have waived its right of first offer with respect to such ROFO Equity subject to Section 4.3.

(b) Unless the ROFO Response is rejected pursuant to written notice delivered by the applicable Noble Energy Group Member to the Partnership within 60 days after the delivery to the applicable Noble Energy Group Member of the ROFO Response, such ROFO Response shall be deemed to have been accepted by the applicable Noble Energy Group Member, and the applicable Noble Energy Group Member shall enter into a definitive agreement with the Partnership providing for the consummation of the Proposed ROFO Transaction upon the terms set forth in the ROFO Response. Unless the applicable Noble Energy Group Member and the Partnership otherwise agree, the terms of the definitive agreement will include reasonable and customary terms and conditions, including the following:

(i) the Partnership will deliver the agreed purchase price (in cash, Partnership Interests, an interest-bearing promissory note or any combination thereof);

(ii) the closing date for the purchase of the ROFO Equity shall occur no later than 120 days following receipt by the applicable Noble Energy Group Member of the ROFO Response pursuant to Section 4.3(a);

(iii) each of the applicable Noble Energy Group Member and the Partnership shall use commercially reasonable efforts to do or cause to be done all things that may be reasonably necessary or advisable to effectuate the consummation of any transactions between a Noble Energy Group Member and a Partnership Group Member contemplated by this Section 4.4, including causing its respective Affiliates to execute, deliver and perform all documents, notices, amendments, certificates, instruments and consents required in connection therewith; and

(iv) neither the applicable Noble Energy Group Member nor the Partnership shall have any obligation to consummate the Proposed ROFO Transaction if any consent referred to in Section 4.3 has not been obtained.

(c) If the Partnership has not timely delivered a ROFO Response as specified in this Section 4.4 with respect to a Proposed ROFO Transaction that is subject to a ROFO Notice, the

23

applicable Noble Energy Group Member shall be free to enter into a Proposed ROFO Transaction with any Third Party on terms and conditions no more favorable to such Third Party than those set forth in the ROFO Notice. If the applicable Noble Energy Group Member rejects a ROFO Response with respect to any Proposed ROFO Transaction, the applicable Noble Energy Group Member shall be free to enter into a Proposed ROFO Transaction with any Third Party (i) on terms and conditions (excluding those relating to price) that are not more favorable in the aggregate to such Third Party than those proposed by the Partnership Group in the ROFO Response and (ii) at a price equal to no less than 100% of the price offered by the Partnership in the ROFO Response to the applicable Noble Energy Group Member. If a Proposed ROFO Transaction with a Third Party is not consummated as provided in this Section 4.4(c) within the later of (A) 180 days after the expiration of the 60-day period set forth in Section 4.4(a) or the applicable Noble Energy Group Member's delivery of notice rejecting the ROFO Response, as applicable, and (B) 10 days after the satisfaction of all approval or filing requirements with Governmental Authorities, if any, the ROFO Notice shall be deemed to lapse, and no member of the Noble Energy Group may enter into a Proposed ROFO Transaction with a Third Party without complying again with the provisions of this Article IV, and any purported consummation of a Proposed ROFO Transaction with a Third Party not in compliance with this Article IV shall be null and void.

ARTICLE V
ACCESS RIGHTS

5.1 Access Rights. For the term of this Agreement, Noble hereby grants the Partnership Group access and use rights with respect to certain items of real and personal property related to the Retained Assets set forth on Schedule E, and such rights shall include automation services.

ARTICLE VI
MISCELLANEOUS

6.1 Confidentiality.

(a) From and after the Closing Date, each Party (each, a "**Receiving Party**") in possession of another Party's (each, a "**Disclosing Party**") Confidential Information shall (i) hold, and shall cause its Subsidiaries and Affiliates and its and their directors, officers, employees, agents, consultants, advisors, and other representatives (each, a "**Representative**" and, collectively, "**Representatives**") to hold, all Confidential Information of each Disclosing Party in strict confidence, with at least the same degree of care that applies to such Receiving Party's confidential and proprietary information, (ii) not use such Confidential Information, except as expressly permitted by such Disclosing Party and (iii) not release or disclose such Confidential Information to any other Person, except its Representatives or except as required by applicable law. Each Party shall be responsible for any Losses resulting from a breach of this Section 6.1 by any of its Representatives.

(b) Notwithstanding Section 6.1(a), if a Receiving Party becomes legally compelled or obligated to disclose Confidential Information of a Disclosing Party by a Governmental Authority or applicable law, or is required to disclose such Confidential Information pursuant to

24

the listing standards of any applicable national securities exchange on which the Receiving Party's securities are listed or quoted, the Receiving Party shall promptly advise, to the fullest extent permitted by law, the Disclosing Party of such requirement or obligation to disclose Confidential Information as soon as the Receiving Party becomes aware that such a requirement to disclose might become effective in order that, where possible, the Disclosing Party may seek a protective order or such other remedy as the Disclosing Party may consider appropriate in the circumstances. The Receiving Party shall disclose only that portion of the Disclosing Party's Confidential Information that it is required or obligated to disclose and shall cooperate with the Disclosing Party in allowing the Disclosing Party to obtain such protective order or other relief.

(c) Each Party acknowledges that a Disclosing Party would not have an adequate remedy at law for the breach by a Receiving Party of any one or more of the covenants contained in this <u>Section 6.1</u> and agrees that, in the event of such breach, the Disclosing Party may, in addition to the other remedies that may be available to it, apply to a court for an injunction to prevent breaches of this <u>Section 6.1</u> and to enforce specifically the terms and provisions of this <u>Section 6.1</u>. Notwithstanding any other provision hereof, to the extent permitted by applicable law, the provisions of this <u>Section 6.1</u> shall survive the termination of this Agreement for a period of two years.

6.2 <u>Choice of Law; Mediation; Submission to Jurisdiction</u>.

(a) This Agreement shall be subject to and governed by the laws of the State of Delaware, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state. EACH OF THE PARTIES HERETO AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES (i) TO BE SUBJECT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE AND (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, TO APPOINT AND MAINTAIN AN AGENT IN THE STATE OF DELAWARE AS SUCH PARTY'S AGENT FOR ACCEPTANCE OF LEGAL PROCESS AND TO NOTIFY THE OTHER PARTIES OF THE NAME AND ADDRESS OF SUCH AGENT.

(b) If the Parties cannot resolve any dispute or claim arising under this Agreement, then no earlier than 10 days nor more than 60 days following written notice to the other Parties, any Party may initiate mandatory, non-binding mediation hereunder by giving a notice of mediation (a "**Mediation Notice**") to the other Parties to the dispute or claim. In connection with any mediation pursuant to this <u>Section 6.2</u>, the mediator shall be jointly appointed by the Parties to the dispute or claim and the mediation shall be conducted in Houston, Texas unless otherwise agreed by the Parties to the dispute or claim. All costs and expenses of the mediator appointed pursuant to this <u>Section 6.2</u> shall be shared equally by the Parties to the dispute or claim. The then-current Model ADR Procedures for Mediation of Business Disputes of the Center for Public Resources, Inc., either as written or as modified by mutual agreement of the Parties to the dispute or claim, shall govern any mediation pursuant to this <u>Section 6.2</u>. In the mediation, each Party to the dispute or claim shall be represented by one or more senior representatives who shall have

25

authority to resolve any disputes. If a dispute or claim has not been resolved within 30 days after the receipt of the Mediation Notice by a Party, then any Party to the dispute or claim may refer the resolution of the dispute or claim to litigation.

(c) Subject to Section 6.2(b), to the fullest extent permitted by law, each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively in any federal or state courts located in Delaware and (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it and (iv) agrees that, to the fullest extent permitted by law, service of process upon it may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 6.2(d). The foregoing consents to jurisdiction and service of process shall not, to the fullest extent permitted by applicable law, constitute general consents to service of process in the State of Delaware for any purpose except as provided herein and shall not be deemed to confer rights on any Person other than the Parties.

(d) All notices or requests or consents provided for by, or permitted to be given pursuant to, this Agreement must be in writing and must be given by (a) United States mail, addressed to the Person to be notified, postage prepaid and registered or certified with return receipt requested or (b) delivering such notice in person. Notice given by personal delivery or mail shall be effective upon actual receipt. All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 6.2. If to any Noble Energy Group Member:

> Noble Energy, Inc.
> 1001 Noble Energy Way
> Houston, Texas 77070
> Attention: Arnold J. Johnson, with a copy to Aaron C. Carlson

If to any Partnership Group Member:

> Noble Midstream Partners LP
> 1001 Noble Energy Way
> Houston, Texas 77070
> Attention: Kirk A. Moore, with a copy to Christine M. McMillan

6.3 Entire Agreement. This Agreement and the Contribution Agreement constitute the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

6.4 Termination of Agreement. This Agreement, other than the provisions set forth in Section 2.1 hereof and this Article VI, may be terminated (a) by the written agreement of all of the Parties or (b) by Noble or the Partnership upon a Partnership Change of Control by written notice given to the other Parties to this Agreement, upon which termination shall be effective at

26

the later of such Partnership Change of Control and the date specified in such written notice. For the avoidance of doubt, the Parties' indemnification obligations under <u>Article II</u> and the terms of this <u>Article VI</u> shall, to the fullest extent permitted by law, survive the termination of this Agreement in accordance with their respective terms.

6.5 <u>Amendment or Modification</u>. This Agreement may be amended or modified from time to time only by an agreement in writing, signed by (1) Noble, acting on behalf of itself and each other Noble Energy Group Member, (2) the Partnership, acting on behalf of itself and each other Partnership Group Member and (3) any other Party hereto directly impacted by such amendment or modification in a manner different from the other Parties. Notwithstanding the foregoing, the Partnership may release any ROFR Acreage in a written instrument signed by the Partnership.

6.6 <u>Assignment</u>. No Party shall have the right to assign its rights or obligations under this Agreement without the consent of the other Parties; *provided, however*, that the General Partner and any Partnership Group Member may make a collateral assignment of this Agreement solely to secure financing for the Partnership Group.

6.7 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document and shall be construed together and shall constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile transmission or in portable document format (.pdf) (or similar electronic format) shall be effective as delivery of a manually executed counterpart hereof.

6.8 <u>Severability</u>. If any provision of this Agreement shall be held invalid or unenforceable by a Governmental Authority of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

6.9 <u>Further Assurances</u>. In connection with this Agreement and all transactions contemplated by this Agreement, each Party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

6.10 <u>Rights of Limited Partners</u>. The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no Limited Partner or other interest holder of the Partnership shall have the right, separate and apart from the Partnership, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the Closing Date.

NOBLE ENERGY, INC.

By: _____
Name: Kenneth M. Fisher
Title: Executive Vice President and
        Chief Financial Officer

Signature Page to Omnibus Agreement

NOBLE ENERGY SERVICES, INC.

By: _____
Name: Sebastian Kristof
Title: President

Signature Page to Omnibus Agreement

NBL MIDSTREAM, LLC

By: _____
Name: Charles J. Rimer
Title: President

Signature Page to Omnibus Agreement

NOBLE MIDSTREAM SERVICES, LLC

By: _____
Name: Terry R. Gerhart
Title: Chief Executive Officer

Signature Page to Omnibus Agreement

NOBLE MIDSTREAM PARTNERS LP
By: Noble Midstream GP LLC

By: _____
Name: Terry R. Gerhart
Title: Chief Executive Officer

Signature Page to Omnibus Agreement

NOBLE MIDSTREAM GP LLC

By: _____
Name: Terry R. Gerhart
Title: Chief Executive Officer

Signature Page to Omnibus Agreement

Schedule A
ROFR Acreage

1. The Dedicated Area, as such term is defined in each Texas Revenue Agreement.

2. The acreage shown below:



Schedule A-1

Schedule B
General and Administrative Services

1. Management services of employees of the Noble Energy Group, including Noble stock based compensation expense (as distinguished from General Partner stock based compensation expense, which remains an obligation of the Partnership and not included in the Administrative Fee).

2. Financial and administrative (including treasury, accounting and internal audit)

3. Preparing and submitting invoices

4. Information technology

5. In-house legal services (for the avoidance of doubt, external counsel hired by the Partnership directly shall be paid by the Partnership directly and therefore such amounts shall not be included in the Administrative Fee)

6. Health, environmental, safety and security (including third-party security services)

7. Human resources

8. Tax

9. Payroll

10. Procurement, inventory and other vendor contracts

11. Real property/land rights (provided that to the extent possible, the Partnership Group shall obtain the rights of way and use agreements directly from third parties who hold the surface rights to the applicable real property)

12. Investor relations

13. Government relations, governmental compliance and public affairs

14. Analytical & engineering (including asset integrity and regulatory services)

15. Business development

16. Risk management

17. Executive services

18. Facility services

19. Logistical services

20. Asset oversight, such as operational management and supervision

21. Public company reporting services

Schedule C

Reserved.

Schedule C-1

<u>Schedule D</u>
Reserved

Schedule D-1

<u>Schedule E</u>
Property Access Rights

1. Offices in Denver and Greeley, Colorado, and in Houston, Texas

2. Operational control center in Greeley, Colorado

3. All safety & training facilities and

4. Automation and measurement facilities and equipment.

Schedule E-1

Exhibit 10.7.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
GAS GATHERING AGREEMENT**

WELLS RANCH
CONTRACT NUMBER: CRWR01-GG


     This AMENDMENT 01 (this "<u>Amendment</u>") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "<u>Producer</u>") and Colorado River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("<u>Midstream Co</u>") as of September 1, 2016 (the "<u>Amendment Effective Time</u>"). This Amendment modifies that certain Second Amended and Restated Gas Gathering Agreement, effective as of March 31, 2016 (the "<u>Agreement</u>"), which has been given contract number CRWR01-GG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (the "<u>Agreement Terms and Conditions</u>"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 01 (the "<u>Agreement Addendum</u>"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

     WHEREAS, the Parties acknowledge that the purpose of this Amendment is make certain technical modifications.

     WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of natural gas gathering services to which Producer is a party.

     NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

    1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

    "<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

    "<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

    1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*,".

    1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

    1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

    1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

    1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new <u>clause (e)</u> immediately following <u>clause (d)</u> of such <u>Section 3.2</u>:

    "(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations

hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 3
Second Amended and Restated Gas Gathering Agreement
Colorado River Gas Gathering Agreement
CRWR01-GG

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August, 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
COLORADO RIVER DEVCO LP

      By: Colorado River DevCo GP LLC
           By: Noble Midstream Services, LLC

                  By: /s/ Terry R. Gerhart
                       Terry R. Gerhart
                       Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August, 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Colorado River DevCo GP LLC, which is the general partner of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                    /s/ Joanne Garner
                                      Notary Public

Exhibit 10.8.1.1

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
GAS GATHERING AGREEMENT**

MUSTANG
CONTRACT NUMBER: GRMU03-GG


This AMENDMENT 01 (this "<u>Amendment</u>") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "<u>Producer</u>") and Green River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("<u>Midstream Co</u>") as of September 1, 2016 (the "<u>Amendment Effective Time</u>"). This Amendment modifies that certain Second Amended and Restated Gas Gathering Agreement, effective as of March 31, 2016 (the "<u>Agreement</u>"), which has been given contract number GRMU03-GG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (the "<u>Agreement Terms and Conditions</u>"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 03 (the "<u>Agreement Addendum</u>"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of natural gas gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*,".

1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved*.".

1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new <u>clause (e)</u> immediately following <u>clause (d)</u> of such <u>Section 3.2</u>:

"(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations

Amendment 01 – Page 2
Second Amended and Restated Gas Gathering Agreement
Green River Gas Gathering Agreement
GRMU03-GG

hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 3
Second Amended and Restated Gas Gathering Agreement
Green River Gas Gathering Agreement
GRMU03-GG

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 29th day of August, 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
GREEN RIVER DEVCO LP

      By: Green River DevCo GP LLC
            By: Noble Midstream Services, LLC

                      By: /s/ Terry R. Gerhart
                          Terry R. Gerhart
                          Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August, 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Green River DevCo GP LLC, which is the general partner of Green River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                        /s/ Joanne Garner
                                        Notary Public

Exhibit 10.9

Execution Version

**THIRD AMENDED AND RESTATED
CRUDE OIL TREATING AGREEMENT**

consisting of the

**THIRD AMENDED AND RESTATED
AGREEMENT TERMS AND CONDITIONS RELATING TO
CRUDE OIL TREATING SERVICES**

taken together with the applicable

**THIRD AMENDED AND RESTATED
AGREEMENT ADDENDUM**

now or in the future effective

TABLE OF CONTENTS

EXHIBITS

EXHIBIT A	RESERVED
EXHIBIT B	RESERVED
EXHIBIT C	RESERVED
EXHIBIT D	INSURANCE

THIRD AMENDED AND RESTATED
AGREEMENT TERMS AND CONDITIONS RELATING TO
CRUDE OIL TREATING SERVICES

These THIRD AMENDED AND RESTATED AGREEMENT TERMS AND CONDITIONS RELATING TO CRUDE OIL TREATING SERVICES (these "Agreement Terms and Conditions") (i) shall be effective with respect to each signatory of each Agreement Addendum (defined below) as of the Effective Date (defined below) specified in the applicable Agreement Addendum, (ii) were last updated as of March 31, 2016, (iii) are incorporated into and made a part of each Agreement Addendum, and (iv) taken together with the applicable Agreement Addendum shall constitute one Agreement, separate and apart from any other Agreement governed by these Agreement Terms and Conditions.

Recitals:

A. Producer owns rights, title and interests in certain oil and gas leases and other interests located within the Dedication Area (defined below) that require services related to the treating and processing of hydrocarbons.

B. Producer wishes to obtain such treating and processing services from each Midstream Co (defined below) that executes and delivers an Agreement Addendum (defined below) pursuant to these Agreement Terms and Conditions, as modified by the applicable Agreement Addendum.

C. Producer desires to dedicate to the Individual System (as defined below) crude oil that (a) Producer Controls (defined below), (b) was produced within the Dedication Area (defined below), (c) Producer elects to deliver to the Third Party Truck Unload Facilities (defined below) and (d) requires processing and additional treatment.

D. Each Midstream Co that executes and delivers an Agreement Addendum owns and operates an Individual System that processes and treats crude oil.

Agreements:

NOW, THEREFORE, in consideration of the foregoing Recitals, which are incorporated herein, the mutual agreements in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Midstream Co, and Producer hereby agree as follows:

Article 1
Definitions

Section 1.1 Definitions. As used in this Agreement, the following capitalized terms shall have the meanings ascribed to them below:

"Adequate Assurance of Performance" has the meaning given to it in Section 10.3.

"Adjustment Year" has the meaning given to it in Section 6.2(a)(ii).

Third Amended and Restated
Crude Oil Treating Agreement

"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. The following sentence shall not apply to the term "Affiliate" as used in Section 2.2(b) or the definition of "Conflicting Dedication": Producer and its subsidiaries (other than OpCo and its subsidiaries), on the one hand, and OpCo and its subsidiaries, on the other, shall not be considered Affiliates of each other for purposes of this Agreement.

"Agreement" means the applicable Agreement Addendum taken together with these Agreement Terms and Conditions, as modified by such Agreement Addendum.

"Agreement Addendum" means each Agreement Addendum by and between a Producer and a Midstream Co that expressly states that it is governed by these Agreement Terms and Conditions. "Agreement Addenda" shall be the collective reference to each Agreement Addendum then in effect.

"Agreement Terms and Conditions" has the meaning given to it in the introductory paragraph.

"Barrel" means a quantity consisting of forty-two Gallons.

"BS&W" means basic sediment and water.

"Business Day" means a Day (other than a Saturday or Sunday) on which federal reserve banks are open for business.

"Claiming Party" has the meaning given to it in the definition of Force Majeure.

"Communications" has the meaning given to it in Section 17.2.

"Conditional Amount" has the meaning given to it in Section 10.1(a).

"Conflicting Dedication" means any polishing, processing or treating agreement, commitment, or arrangement (including any volume commitment) that requires Producer's owned or Controlled Product to be polished, processed or treated in any polishing, processing or treating facility other than the System, including any such agreement, commitment, or arrangement burdening properties hereinafter acquired by Producer in the Dedication Area. A right of first refusal in favor of an entity other than Original Producer, OpCo, or any of their Affiliates shall be deemed to be a "Conflicting Dedication" if Affiliates of Original Producer are prohibited from providing Services pursuant to the applicable agreement creating such right of first refusal.

"Control" (including the term "Controlled") means (a) with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract, or otherwise and (b) with respect to any Product, such Product produced from the Dedication Area and owned by a Third Party or an Affiliate and with respect to which Producer has the contractual right or obligation (pursuant to a marketing, agency, operating, unit, or similar agreement) to market such Product and Producer elects or is obligated to market such Product on behalf of the applicable Third Party or Affiliate.

Third Amended and Restated
Crude Oil Treating Agreement

"Credit-Worthy Person" means a Person with a senior unsecured and credit-unenhanced long term debt rating equivalent to A- or better as determined by at least two rating agencies, one of which must be either Standard & Poor's or Moody's (or if either one or both are not available, equivalent ratings from alternate rating sources reasonably acceptable to Midstream Co).

"Day" means a period of time from 7:00 a.m. Mountain Time on a calendar day until 7:00 a.m. Mountain Time on the succeeding calendar day. The term "Daily" shall have the correlative meaning.

"Dedicated Production" means (a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, (c) Product produced within the Dedication Area that is owned by a Third Party and under the Control of Producer and (d) Purchased Dedicated Production, in each case, that (1) Producer elects to Tender to the Third Party Truck Unload Facilities and (2) requires processing and additional treatment. Notwithstanding the foregoing, (i) any Product that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedicated Production," (ii) any Product that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedicated Production" immediately upon the effectiveness of such permanent release, and (iii) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any Product that is so assigned shall cease to be included in X's Dedicated Production and shall solely be included in Y's Dedicated Production as of the effective date of such assignment.

"Dedicated Properties" means the interests held by Producer or its Affiliates in the oil and gas leases, mineral interests, and other similar interests as of the Effective Date or acquired by Producer or its Affiliates after the Effective Date that relate to land within the Dedication Area. Notwithstanding the foregoing, (a) any interest that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedicated Properties," (b) any interest that is permanently released pursuant to Section 2.4 (a) or otherwise shall cease to be included in this definition of "Dedicated Properties" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any interest that is so assigned shall cease to be included in X's Dedicated Properties and shall solely be included in Y's Dedicated Properties as of the effective date of such assignment.

"Dedications" means the Product Dedication and the Real Property Dedication together, and "Dedication" means the Product Dedication or the Real Property Dedication, as applicable.

"Dedication Area" means the Dedication Area described in the applicable Agreement Addendum. Notwithstanding the foregoing, (a) any acreage that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedication Area," (b) any acreage that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedication Area" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y")

Third Amended and Restated
Crude Oil Treating Agreement

that is permitted under Article 16, any acreage that is so assigned shall cease to be included in X's Dedication Area and shall solely be included in Y's Dedication Area as of the effective date of such assignment.

"Delivery Point" means the point at which custody transfers from Midstream Co to or for the account of Producer. The custody transfer point may include (a) the tailgate of the Individual System or (b) any other point as may be mutually agreed between the Parties. The Delivery Points for each Individual System in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Delivery Points hereunder upon mutual agreement of the Parties.

"Downstream Facility" means (a) any pipeline or pipeline storage facility downstream of any Delivery Point from the Individual System or Third Party Truck Unload Facility, or (b) a crude oil processing facility downstream of any Delivery Point (i) to which Producer has dedicated, or in the future elects to dedicate, any Dedicated Production for processing, or (ii) at which Producer has arranged for Dedicated Production to be processed further prior to delivery to a pipeline described in part (a) above.

"Effective Date" has the meaning given to it in the applicable Agreement Addendum.

"Escalation Percentage" means 2.50%.

"Flash Gas" means any gas that has been vaporized from Product resulting from the treating of Product in the Individual System pursuant to this Agreement.

"Force Majeure" means an event that is not within the reasonable control of the Party claiming suspension (the "Claiming Party"), and that by the exercise of reasonable due diligence the Claiming Party is unable to avoid or overcome in a reasonable manner. To the extent meeting the foregoing requirements, Force Majeure includes: (a) acts of God; (b) wars (declared or undeclared); (c) insurrections, hostilities, riots; (d) floods, droughts, fires, storms, storm warnings, landslides, lightning, earthquakes, washouts; (e) industrial disturbances, acts of a public enemy, acts of terror, sabotage, blockades, epidemics; (f) arrests and restraints of rulers and peoples; (g) civil disturbances; (h) explosions, breakage or accidents to machinery or lines of pipe; (i) hydrate obstruction or blockages of any kind in lines of pipe; (j) freezing of wells or delivery facilities, partial or entire failure of wells, and other events beyond the reasonable control of the Claiming Party that affect the timing of production or production levels; (k) (*reserved*); (l) action or restraint by any Governmental Authority (so long as the Claiming Party has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint), (m) delays or failures by a Governmental Authority to grant Permits applicable to the System (or any Individual System) so long as the Claiming Party has used its commercially reasonable efforts to make any required filings with such Governmental Authority relating to such Permits, and (n) delays or failures by the Claiming Party to obtain easements and rights of way, surface leases and other real property interests related to the System (or any Individual System) from Third Parties, so long as the Claiming Party has used its commercially reasonable efforts to obtain such easements and rights of way, surface leases and other real property interests. The failure of a Claiming Party to settle or prevent a strike or other labor dispute with employees shall not be considered to be a matter within such Claiming Party's control.

Third Amended and Restated
Crude Oil Treating Agreement

"Gallon" means one U.S. Standard gallon.

"Governmental Authority" means any federal, state, local, municipal, tribal or other government; any governmental, regulatory (including self-regulatory) or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

"Group" means (a) with respect to Midstream Co, the Midstream Co Group, and (b) with respect to Producer, the Producer Group.

"Increase in Fee" has the meaning given to it in Section 6.2(b).

"Individual Fee" means the aggregate of the Individual Vertical Fee and the Individual Horizontal Fee set forth on the applicable Agreement Addendum.

"Individual Horizontal Fee" means the Monthly rate for making Services available to horizontal Relevant Wells at a particular Individual System, as set forth opposite the heading "Individual Horizontal Fee" on the applicable Agreement Addendum.

"Individual System" means each Product polishing, processing or treating facility owned by Midstream Co described on the applicable Agreement Addendum.

"Individual Vertical Fee" means the Monthly rate for making Services available to vertical Relevant Wells at a particular Individual System, as set forth opposite the heading "Individual Horizontal Fee" on the applicable Agreement Addendum.

"Initial Term" has the meaning given to it in Section 8.1.

"Interest Rate" means, on the applicable date of determination, the prime rate (as published in the "Money Rates" table of *The Wall Street Journal*, eastern edition, or if such rate is no longer published in such publication or such publication ceases to be published, then as published in a similar national business publication as mutually agreed by the Parties) plus an additional two percentage points (or, if such rate is contrary to any applicable Law, the maximum rate permitted by such applicable Law).

"Invoice Month" has the meaning given to it in Section 10.1(a)

"Law" means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

"Losses" means any actions, claims, causes of action (including actions in rem or in personam), settlements, judgments, demands, liens, encumbrances, losses, damages, fines, penalties, interest, costs, liabilities, expenses (including expenses attributable to the defense of any actions or claims and attorneys' fees) of any kind or character, including Losses for bodily

injury, death, or property damage, whether under judicial proceedings, administrative proceedings or otherwise, and under any theory of tort, contract, breach of contract, breach of representation or warranty (express or implied) or by reason of the conditions of the premises of or attributable to any Person or Person or any Party or Parties.

"Midstream Co" means the Original Midstream Co, together with its permitted successors and assigns, including any Midstream Co Assignee.

"Midstream Co Assignee" means any Third Party to whom Midstream Co assigns its rights and obligations in accordance with this Agreement.

"Midstream Co Group" means Midstream Co, its Affiliates, and the directors, officers, employees, and agents, of Midstream Co and its Affiliates; provided that all subsidiaries of OpCo that do not hold equity in Midstream Co shall be excluded from this definition.

"Month" means a period of time from 7:00 a.m. Mountain Time on the first Day of a calendar month until 7:00 a.m. Mountain Time on the first Day of the next succeeding calendar month. The term "Monthly" shall have the correlative meaning.

"Moody's" means Moody's Investors Service, Inc., or any successor to its statistical rating business.

"OpCo" means Noble Midstream Services, LLC, together with its permitted successors and assigns.

"Original Midstream Co" means the entity identified as the "Midstream Co" in the applicable Agreement Addendum as of the Effective Date.

"Original Producer" means Noble Energy, Inc.

"Party" or "Parties" with respect to each Agreement Addendum, shall mean the applicable Producer and the applicable Midstream Co. Unless expressly stated otherwise, references to "Parties" shall not refer to all parties to all Agreements governed hereby. Rather, references to "Parties" shall refer only to such Parties as determined by the applicable Agreement Addendum.

"Permits" means any permit, license, approval, or consent from a Governmental Authority.

"Person" means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

"Processed Crude Oil" means Product that has been processed or treated at an Individual System.

"Producer" means the Original Producer, together with its permitted successors and assigns, including any Producer Assignee.

Third Amended and Restated
Crude Oil Treating Agreement

"Producer Assignee" means any Person to whom Original Producer or any subsequent Producer sells, assigns, or otherwise transfers acreage subject to the Dedications.

"Producer Group" means Producer, its Affiliates, and the directors, officers, employees, and agents of Producer and its Affiliates.

"Producer Processed Crude Oil" means the Processed Crude Oil allocable to or for the account of Producer.

"Product" means the crude oil produced from oil or gas wells, in its natural form, after initial separation and storage in lease storage tanks, which may include associated water and Flash Gas naturally produced therewith.

"Product Dedication" means the dedication and commitment made by Producer pursuant to Section 2.1(a).

"Purchased Dedicated Production" means Product produced by a Third Party that either (i) has been purchased by Producer or (ii) the Parties have mutually agreed should be considered "Dedicated Production".

"Real Property Dedication" means the dedication and commitment made by Producer pursuant to the first sentence in Section 2.1(b).

"Receipt Point" means the point at which custody transfers from Producer (or the operator of the applicable Third Party Truck Unload Facility or related facilities) to Midstream Co as set forth in writing between Producer and Midstream Co. Additional points may become Receipt Points hereunder upon mutual agreement of the Parties.

"Redetermination Deadline" has the meaning given to it in Section 6.2(a)(ii).

"Redetermination Proposal" has the meaning given to it in Section 6.2(a)(i).

"Redetermined Individual Fee" has the meaning given to it in Section 6.2(a)(i).

"Reimbursed Amount" has the meaning given to it in Section 10.1(a).

"Release Conditions" has the meaning given to it in Section 2.4(a).

"Releases of Dedication" means those certain releases of dedication, executed by and among Original Producer, OpCo and certain of OpCo's subsidiaries, pursuant to Section 2.4(a) prior to August 26, 2016.

"Relevant Wells" means, with respect to any Month, those Wells that are producing in paying quantities during such Month and are capable of delivering Product to or for the account of Producer at one or more storage tanks or other storage facilities from which such Product is ultimately trucked. In the event Producer is operating wells within Weld County, Colorado that would satisfy the definition of "Relevant Well" if such wells were located within the Dedication Area (for purposes of this sentence, the "additional wells"), and Producer in its good faith judgment believes that such additional wells may require the Services provided hereunder, then such additional wells will also be Relevant Wells.

Third Amended and Restated
Crude Oil Treating Agreement

"Rules" has the meaning given to it in Section 17.6.

"Services" means: (i) the receipt of Product Tendered by or on behalf of Producer at the Receipt Points; (ii) the polishing, processing and treating of such Product, as needed, to meet the quality specifications of the applicable Delivery Point; and (iii) the redelivery of Producer Processed Crude Oil at the applicable Delivery Points (as nominated by Producer and in such quantities as specified in Section 5.3(a)).

"Services Fee" means, collectively, the fees described in Section 6.1.

"Standard & Poor's" means Standard & Poor's Rating Group, a division of McGraw Hill, Inc., or any successor to its statistical rating business.

"State" means the state in which the Individual System is located.

"System" means all Individual Systems described in all of the Agreement Addenda.

"Tender" means the act of Producer's making Product available or causing Product to be made available to the System at a Receipt Point. "Tendered" shall have the correlative meaning.

"Term" has the meaning given to it in Section 8.1.

"Third Party" means any Person other than a Party to this Agreement or any Affiliate of a Party to this Agreement.

"Third Party Assignment" has the meaning given to it in Section 16.1(a).

"Third Party Truck Unload Facilities" means the truck unload facilities that are owned by Third Parties and at which Product is unloaded for subsequent delivery into the System or into a Downstream Facility.

"Transaction Document" means each agreement entered into pursuant to the agreement terms and conditions related to gas gathering services, agreement terms and conditions related to oil gathering services, agreement terms and conditions related to produced water services, agreement terms and conditions related to gas processing services, agreement terms and conditions related to crude oil treating services, and agreement terms and conditions related to fresh water services, now or in the future existing between Producer and Midstream Co.

"Well" means a well (i) for the production of hydrocarbons, (ii) that is located in the Dedication Area, (iii) in which Producer owns an interest, and (iv) for which Producer has a right or obligation to market Product produced thereby through ownership or pursuant to a marketing, agency, operating, unit, or similar agreement.

"Year" means a period of time from January 1 of a calendar year through December 31 of the same calendar year; *provided* that the first Year shall commence on the Effective Date and run through December 31 of that calendar year, and the last Year shall commence on January 1 of the calendar year and end on the Day on which this Agreement terminates.

Third Amended and Restated
Crude Oil Treating Agreement

Section 1.2 <u>Other Terms</u>.

Other capitalized terms used in this Agreement and not defined in <u>Section 1.1</u> above have the meanings ascribed to them throughout this Agreement.

Section 1.3 <u>References and Rules of Construction</u>.

All references in this Agreement to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import refer to this Agreement as a whole, including the applicable Agreement Addendum and all Exhibits, Appendices, and other attachments to these Agreement Terms and Conditions and the applicable Agreement Addendum, all of which are incorporated herein, and not to any particular Exhibit, Appendix, Article, Section, subsection or other subdivision unless expressly so limited. The word "including" (in its various forms) means "including without limitation." The word "or" shall mean "and/or" unless a clear contrary intention exists. The word "from" means from and including, the word "through" means through and including, and the word "until" means until but excluding. All references to "$" or "dollars" shall be deemed references to United States dollars. The words "will" and "shall" have the same meaning, force, and effect. Each accounting term not defined herein will have the meaning given to it under generally accepted accounting principles. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References to any Law, contract or other agreement mean such Law, contract or agreement as it may be amended, supplemented, released, revised, replaced, or otherwise modified from time to time.

Article 2
Product Dedication and Real Property Dedication

Section 2.1 <u>Producer's Dedications</u>.

(a) <u>Product Dedication</u>. Subject to <u>Section 2.2</u> through <u>Section 2.4</u>, during the Term, Producer exclusively dedicates and commits to deliver to Midstream Co under this Agreement all of the Dedicated Production.

(b) <u>Real Property Dedication</u>. Subject to <u>Section 2.2</u> through <u>Section 2.4</u>, during the Term, Producer dedicates and commits the Dedicated Properties to Midstream Co for performance of the Services pursuant to this Agreement. Except for the Parties' performance of their obligations under this Agreement, no further performance is required by either Party to effectuate the Real Property Dedication.

Third Amended and Restated
Crude Oil Treating Agreement

Section 2.2 <u>Conflicting Dedications</u>.

(a) Notwithstanding anything in this Agreement to the contrary, Producer shall have the right to comply with (i) each of the Conflicting Dedications existing on the Effective Date or, in the case of a Producer Assignee, the effective date of such assignment, and (ii) any other Conflicting Dedication applicable as of the date of acquisition of any oil and gas leases, mineral interests, and other similar interests within the Dedication Area that are acquired by Producer after the Effective Date and otherwise would have become subject to the Dedications (but not any Conflicting Dedications entered into in connection with such acquisition). Producer shall have the right to comply with a Conflicting Dedication only until the first Day of the Month following the termination of such Conflicting Dedication. Producer shall not extend or renew any Conflicting Dedication and shall terminate each Conflicting Dedication as soon as permitted under the underlying contract without causing Producer to incur any costs or expenses deemed unreasonable or inappropriate in the opinion of Producer and shall not enter into any new Conflicting Dedication.

(b) Certain Conflicting Dedications contain rights of first refusal or other provisions that (i) entitle Producer to a release of acreage from such Conflicting Dedication if Producer dedicates the released acreage to a Third Party or (ii) expressly prohibit Producer from dedicating such released acreage to an Affiliate of Producer. As used herein, the term "<u>Conflicting Dedication</u>" shall include both the original right of first refusal (or similar right) and the dedication resulting from an exercise of such right of first refusal (or similar right) so long as the resulting dedication covers the same acreage as the original Conflicting Dedication.

(c) To the extent Producer claims that a Conflicting Dedication exists with respect to certain Services on specified Dedicated Properties, Midstream Co shall have the right to review the documentation creating such Conflicting Dedication, subject to confidentiality requirements applicable to such Conflicting Dedication.

Section 2.3 <u>Producer's Reservation</u>. Producer reserves the following rights respecting Dedicated Production for itself:

(a) to operate (or cause to be operated) Wells producing Dedicated Production in its sole discretion, including the right to drill new Wells, repair and rework old Wells, temporarily shut in Wells, renew or extend, in whole or in part, any oil and gas lease or term mineral interest, or cease production from or abandon any Well or surrender any applicable oil and gas lease, in whole or in part, when no longer deemed by Producer to be capable of producing in paying quantities under normal methods of operation;

(b) in Producer's sole discretion, to truck Product produced within the Dedication Area to any destination or market, *provided* that so long as Producer has the legal authority to direct the delivery location of such Product, any Product that, to the knowledge of Producer, requires treating or processing in order to be accepted into a Downstream Facility shall be trucked to a Third Party Truck Unload Facility that is serviced by the System; and

Third Amended and Restated
Crude Oil Treating Agreement

(c) to pool, communitize or unitize Producer's interests with respect to Dedicated Production.

Section 2.4 <u>Releases from Dedication</u>.

(a) <u>Permanent Releases</u>. Midstream Co shall permanently release from the Dedications: (i) any Dedicated Production from any Well or Dedicated Properties affected by one or more of the Release Conditions, (ii) any Dedicated Production that would have been delivered to Third Party Truck Unload Facilities affected by one or more of the Release Conditions, (iii) any Dedicated Properties affected by one or more of the Release Conditions and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Release Conditions. The "Release Conditions" are:

(i) *Reserved*;

(ii) *Reserved*;

(iii) expiration of the Term, as further described in <u>Section 8.2</u>;

(iv) written agreement of Producer and Midstream Co, and each Party shall consider in good faith any proposal by the other Party to permanently release any Dedicated Production or Dedicated Properties;

(v) the occurrence of a Force Majeure of the type described in clauses (l), (m) or (n) of the definition of "<u>Force Majeure</u>" affecting Midstream Co that continues for a period of 120 Days or more;

(vi) Midstream Co's interruption or curtailment of receipts and deliveries of Product pursuant to <u>Section 5.5</u> that continues for 90 Days or more;

(vii) a default by Midstream Co that remains uncured for 90 Days or more;

(viii) Producer's rejection of any increase in the Individual Fee pursuant to <u>Section 13.1(b)</u>;

(ix) Midstream Co's suspension of Services pursuant to <u>Section 13.2(a)(ii)</u> that extends for the period of time stated in such Section; or

(x) Midstream Co's election not to provide Services to a Producer Assignee pursuant to <u>Section 16.1(a)</u>.

Producer may deliver any Dedicated Production released from the Dedications pursuant to this <u>Section 2.4</u> to such other Persons as it shall determine.

(b) <u>Temporary Release</u>. Midstream Co shall temporarily release from the Dedications: (i) any Dedicated Production from any Well or Dedicated Properties affected by one or more of the Interruption Conditions, (ii) any Dedicated Production that would have been delivered to Third Party Truck Unload Facilities affected by one or more of the Interruption

Third Amended and Restated
Crude Oil Treating Agreement

Conditions, (iii) any Dedicated Properties affected by one or more of the Interruption Conditions, and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Interruption Conditions. The "Interruption Conditions" are:

(i) the occurrence and continuation of an uncured default by Midstream Co;

(ii) Midstream Co's interruption or curtailment of receipts and deliveries of Product pursuant to Section 5.5 that continues for a period of 30 consecutive Days; and

(iii) Until a permanent release is required under Section 2.4(a) or Section 13.2, Midstream Co's suspension of Services pursuant to Section 13.2(a) (and, if Section 13.2(a)(i) applies, such temporary release shall continue at the discretion of Midstream Co, subject to the time limits set forth in Section 13.2(a)(i)).

Producer may make alternative arrangements for the polishing, processing and treating of any Dedicated Production temporarily released from the Dedications pursuant to this Section 2.4(b). To the extent that an interruption or curtailment can be limited to an Individual System, Midstream Co shall so limit such interruption or curtailment, and to the extent that Midstream Co does so limit such curtailment or interruption, the temporary release permitted by this Section 2.4(b) shall only apply to the affected Individual System. Such temporary release shall continue until the first Day of the Month after the Month during which Midstream Co cures the applicable default or the interruption, curtailment, or suspension of Services terminates; *provided* that, if Producer obtained temporary services from a Third Party (pursuant to a contract that does not give rise to a default under this Agreement) during the pendency of such default, interruption, curtailment or suspension, such release shall continue until the earlier of (A) the first Day of the Month that is six Months after the event or condition that gave rise to the interruption, curtailment or other temporary cessation has been corrected and (B) the first Day of the Month after the termination of the applicable contract with such Third Party.

(c) Evidence of Release. At the request of Producer, the Parties shall execute a release agreement reasonably acceptable to all Parties (which, in the case of a permanent release, shall be in recordable form) reflecting any release of Dedicated Production or Dedicated Properties pursuant to this Section 2.4.

Section 2.5 Covenants Running with the Land. Subject to the provisions of Section 2.3 and Section 2.4, each of the Dedications (a) is a covenant running with the Dedicated Properties, (b) touches and concerns Producer's interests in the Dedicated Properties, and (c) shall be binding on and enforceable by Midstream Co and its successors and assigns. Except as set forth in Article 16, (i) in the event Producer sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Dedicated Properties, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement and (ii) in the event Midstream Co sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Individual System, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement. The Real Property Dedication is not an executory contract under Section 365 of Title 11 of the United States Code (11 U.S.C. § 365).

Section 2.6 <u>Recording of Agreement</u>. Producer hereby authorizes Midstream Co to record a memorandum of the Agreement in the real property records of the counties in which the Dedication Area is located. Midstream Co and Producer agree that until Midstream Co provides notice to the contrary, all payment terms and pricing information shall remain confidential and be redacted from any filings in the real property records.


Article 3
Reserved

Article 4
Reserved

Article 5
Tender and Nomination


Section 5.1 <u>Limitations on Service to Third Parties</u>. Midstream Co shall obtain Original Producer's consent prior to offering services on an Individual System to any Third Party, unless (a) Midstream Co is required by a Governmental Authority to offer service to a Third Party, in which case Midstream Co shall provide Producer prior notice of offering such service to such Third Party, (b) such Third Party has become a Producer hereunder by virtue of assignment of Dedicated Properties and Midstream Co has not declined to provide Services to such Producer Assignee pursuant to <u>Section 16.1(a)</u> or (c) Original Producer has ceased to deliver Product to the Third Party Truck Unload Facility that services the applicable Individual System.

Section 5.2 <u>Tender of Dedicated Production</u>. Subject to <u>Section 5.3</u>, (a) each Day during the Term, Producer shall Tender to the System all of the Dedicated Production that is produced within the Dedication Area and (b) Producer shall have the right to Tender to Midstream Co for Services under this Agreement Product that is not Dedicated Production so long as the applicable well is included as a Relevant Well (as described in the definition of "Relevant Well") by Producer.

Section 5.3 <u>Services; Service Standard</u>.

(a) <u>Services</u>. Subject to this <u>Section 5.3</u>, Midstream Co shall (i) provide Services for all Product that is Tendered by Producer to Midstream Co at the applicable Third Party Truck Unload Facility, so long as the total Product volume for an Individual System is not greater than the current capacity of such Individual System (as such capacity may be limited by then-effective regulations), and (ii) redeliver to Producer or for the benefit of Producer at the relevant Delivery Point equivalent quantities of Processed Crude Oil, adjusted for any Product loss or gain incident to, or occasioned by, the processing, treating, polishing, and redelivery of Product. Midstream Co may, at its discretion accept additional volumes from Producer.

(b) <u>Services Standard</u>. Midstream Co shall own and operate the System and perform the Services in a good and workmanlike manner in accordance with standards customary in the industry.

(c) <u>Priority of Service</u>. Midstream Co shall cause (i) Product delivered by Original Producer to have priority service on the System over Product of any Producer Assignee to the extent not in violation of applicable Law, and (ii) Product delivered by Producer to have priority service on the System over Product of any Third Party.

Section 5.4 <u>Nominations, Scheduling and Curtailment</u>. Nominations and scheduling of Product and Processed Crude Oil available for, and interruptions and curtailment of, Services under this Agreement shall be performed in accordance with the following provisions:

(a) *Reserved*.

(b) *Reserved*.

(c) <u>Adjustments</u>. Nothing contained in this Agreement shall preclude Midstream Co from taking reasonable actions necessary to adjust receipts or deliveries under this Agreement in order to maintain the operational integrity and safety of an Individual System.

Section 5.5 <u>Suspension/Shutdown of Service</u>.

(a) <u>Shutdown</u>. During any period when all or any portion of the Individual System is shut down (i) because of maintenance, repairs, or Force Majeure, (ii) because such shutdown is necessary to avoid injury or harm to Persons or property, to the environment or to the integrity of all or any portion of the Individual System, or (iii) because providing Services hereunder has become uneconomic as further described in <u>Section 13.2</u>, Midstream Co may interrupt or curtail receipts of Producer's Product and the Product of other producers as set forth herein. In such cases, Midstream Co shall have no liability to Producer (subject to <u>Section 11.1 (b)</u>) for its failure to receive Product, except to the extent such shutdown is caused by the negligence, gross negligence or willful misconduct of Midstream Co. If Midstream Co is required to so interrupt or curtail receipts of Product, Midstream Co will advise (by telephone, following up by writing, which writing may be in the form of electronic mail) Producer of such interruption or curtailment as soon as practicable or in any event within twenty-four hours after the occurrence of such event.

(b) <u>Planned Curtailments and Interruptions</u>.

(i) Midstream Co shall have the right to curtail or interrupt receipts and deliveries of Product for brief periods to perform necessary maintenance of and repairs or modifications to the Individual System; provided, however, that to the extent reasonably practicable, Midstream Co shall coordinate its maintenance, repair and modification operations with the operations of Producer and, in any case, will use its reasonable efforts to schedule maintenance, repair and modification operations so as to avoid or minimize to the greatest extent possible service curtailments or interruptions.

(ii) Midstream Co shall provide Producer (x) with 30 Days prior notice of any upcoming normal and routine maintenance, repair and modification projects that Midstream Co has planned that would result in a curtailment or interruption of Producer's deliveries and the estimated time period for such curtailment or interruption and (y) with

14

*Third Amended and Restated*
Crude Oil Treating Agreement

six Months prior notice of any maintenance (A) of which Midstream Co has knowledge at least six Months in advance and (B) that is anticipated to result in a curtailment or interruption of Producer's deliveries for five or more consecutive Days.

Section 5.6 <u>Marketing and Transportation</u>. As between the Parties, Producer shall be solely responsible, and shall make all necessary arrangements at and downstream of the Delivery Points, for the receipt, further transportation, and marketing of Producer's owned and Controlled Processed Crude Oil. Midstream Co shall have no liability for any operations or activities upstream or downstream of the Individual System.

Section 5.7 <u>No Prior Flow of Product in Interstate Commerce</u>. Producer represents and warrants that at the time of Tender, none of the Product delivered at a Receipt Point hereunder has flowed in interstate commerce.

Section 5.8 <u>Downstream Delivery Points</u>. Midstream Co shall use its commercially reasonable efforts to maintain, and shall act as a reasonable and prudent operator in maintaining, all interconnect and operating agreements with Third Parties reasonably necessary to facilitate the redelivery of Producer Processed Crude Oil to Producer at the Delivery Points.

Section 5.9 <u>Meetings</u>. Midstream Co and its representatives shall have the right to meet not less frequently than Monthly with one or more representatives of Producer. At all such meetings, the Parties shall exchange updated information concerning the Dedicated Production, the performance of the Services, and other related matters.

Article 6
Fees

Section 6.1 <u>Fees</u>. Producer shall pay Midstream Co each Month in accordance with the terms of this Agreement, for all Services made available to Producer, whether or not Producer elects to deliver volumes to a Third Party Truck Unload Facility during such Month, an amount, for each Individual System, equal to the sum of (i) the product of (x) the Relevant Wells that are horizontal *multiplied by* (y) the applicable Individual Horizontal Fee, (ii) the product of (x) the Relevant Wells that are vertical *multiplied by* (y) the applicable Individual Vertical Fee and (iii) an amount equal to Producer's allocated portion of the actual costs incurred by Midstream Co for electricity required to provide Services, such allocation to be based upon the aggregate quantities of Product received by Midstream Co. During any Month the Individual System is unavailable to provide Services, the Services Fee due pursuant to this <u>Section 6.1</u> shall be reduced in proportion to the number of days in such Month the Individual System was unavailable.

Section 6.2 <u>Fee Adjustments</u>.

(a) <u>Redetermination</u>.

(i) *Redetermination Proposal*. Between November 1 and December 31 of any Year, Midstream Co shall prepare and deliver to Producer for its review and comment a written proposal (each, a "<u>Redetermination Proposal</u>") to redetermine each Individual Fee

Third Amended and Restated
Crude Oil Treating Agreement

(unless the Parties mutually agree not to redetermine any particular Individual Fee) in accordance with this <u>Section 6.2(a)</u>. Each Redetermination Proposal shall include relevant supporting documentation and shall take into account future items including operating revenue projections and all estimated operating expenses that Midstream Co believes will be necessary to provide the applicable Services; provided that a redetermined Individual Fee as agreed to by the Parties (a "<u>Redetermined Individual Fee</u>") shall not recoup the difference between (A) estimated operating expenses or revenues and (B) actual operating expenses or revenues for periods prior to the effective date of such Redetermined Individual Fee. The Parties may agree to redetermine a particular Individual Fee without obligation to agree to redetermine any other Individual Fee.

(ii) *Subsequent Redetermination Timing*. Any Redetermined Individual Fee agreed to by the Parties on or prior to the last Business Day of February of the applicable Adjustment Year ("<u>Redetermination Deadline</u>") shall become effective as of the first Day of the Month following the Month in which agreement has been reached. If the Parties fail to agree upon a redetermination of any Individual Fee set forth in the applicable Redetermination Proposal on or prior to the Redetermination Deadline, such Individual Fee shall remain in effect without redetermination pursuant to this <u>Section 6.2(a)</u>. For purposes of this <u>Section 6.2(a) (ii)</u>, the Year immediately after the Year during which a Redetermination Proposal is delivered is herein the "<u>Adjustment Year</u>".

(b) <u>Annual Escalation</u>. Effective as of July 1 of each Year, the Individual Fee will be increased by multiplying the then-applicable Individual Fee by the Escalation Percentage (herein, the "<u>Increase in Fee</u>") and adding the then-applicable Individual Fee to the Increase in Fee; *provided* that Reimbursed Amounts shall not be subject to this <u>Section 6.2(b)</u>. Such annual increase to the Individual Fee shall become effective on July 1 of the applicable Year, even if such Individual Fee was redetermined pursuant to <u>Section 6.2(a)</u>, with an effective date during the same Year.

Section 6.3 <u>Treatment of Byproducts, Fuel and Related Matters</u>. No separate fee shall be chargeable by Midstream Co and no refund or reduction in the Individual Fee shall be chargeable by or owed to Producer for the hydrocarbons or services described in this <u>Section 6.3</u>, except as described in <u>Section 6.3(d)</u>.

(a) *Reserved*.

(b) <u>Flash Gas</u>. To the extent that any Flash Gas is recovered from the Product, Midstream Co may elect to use Flash Gas as fuel to operate the Individual System or to generate electricity for the operation of the Individual System pursuant to <u>Section 6.3(d)</u>. If Midstream Co does not use Flash Gas for such purposes, Midstream Co shall dispose of such Flash Gas in a commercially reasonable manner (including incinerating such Flash Gas or collecting such Flash Gas for processing, in the sole discretion of Midstream Co). Any Flash Gas derived from the Product shall be de minimis. If the amounts of Flash Gas recovered are consistently more than de minimis quantities, the Parties shall agree in writing to a methodology for addressing such Flash Gas.

Third Amended and Restated
Crude Oil Treating Agreement

(c) *Reserved*.

(d) <u>System Fuel</u>. Producer, at its sole cost and expense, shall procure all fuel required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.


Article 7
Quality Specifications


Section 7.1 <u>Quality Specifications</u>.

(a) Each Individual System will be operated as an independent and distinct facility, and as such, Product received from Producer at each Receipt Point shall conform to the quality specifications set forth in this <u>Section 7.1</u>, *provided* that the following may be varied or adjusted as described in this <u>Section 7.1</u> or by express language set forth in writing signed by both Parties. These specifications may be applied to each Barrel of Producer's nomination and not be limited to the composite sample of the nomination.

	Crude Oil
API Gravity, ° API	33 – 65
Sulfur Content, Weight %	<= 0.45
BS&W	<= 3.0%

(b) (i) The Reid vapor pressure of the Product shall not exceed ten pounds (10 lbs.) at one hundred degrees Fahrenheit (100ºF); (ii) the true vapor pressure of the Product shall not result in non-compliance with federal, state or local regulations by Midstream Co or by pipelines downstream of the Delivery Point; and (iii) Product shall not contain or have been contaminated by the presence of any excessive deleterious substances, including, but not limited to, metals, chlorinated or oxygenated hydrocarbons, hydrogen sulfide, or salt.

(c) All Product delivered by Producer to Midstream Co shall have a maximum temperature of one hundred twenty degrees (120º) Fahrenheit at the Receipt Point.

(d) From time to time, Midstream Co may require that Producer furnish certified laboratory reports showing the results of quality tests on the Product tendered for gathering. Midstream Co may also from time to time obtain samples for laboratory analysis to check compliance with the specifications cited above.

(e) If Producer's Product delivered to the Receipt Points complies with such quality specifications, then all Producer Processed Crude Oil redelivered at the Delivery Points by Midstream Co to Producer shall meet the quality specifications applicable at the relevant Delivery Points. Midstream Co may commingle Product received into the Individual System with other Product shipments and, subject to Midstream Co's obligation to redeliver to Producer at the Delivery Points Producer Processed Crude Oil that satisfies the applicable quality specifications of the Delivery Points, (i) such Product shall be subject to such changes in quality, composition and other characteristics as may result from such commingling, (ii) Midstream Co

17

Third Amended and Restated
Crude Oil Treating Agreement

shall have no other obligation to Producer associated with changes in quality of Product as the result of such commingling and (iii) Midstream Co shall have the right to change the quality specifications to comply with any changes in the Downstream Facility specifications.

Section 7.2 *Reserved* .

Section 7.3 <u>Indemnification Regarding Quality</u>. PRODUCER SHALL RELEASE, PROTECT, DEFEND, INDEMNIFY AND HOLD HARMLESS MIDSTREAM CO GROUP FROM AND AGAINST ALL LOSSES DIRECTLY OR INDIRECTLY ARISING OUT OF, IN CONNECTION WITH OR IN ANY MANNER ATTRIBUTABLE TO THE FAILURE OF THE PRODUCT DELIVERED BY PRODUCER TO THE INDIVIDUAL SYSTEM TO MEET THE QUALITY SPECIFICATIONS SET FORTH HEREIN, INCLUDING DISPOSAL COSTS, DAMAGE TO OR SUSTAINED BY THE INDIVIDUAL SYSTEM (INCLUDING THE EQUIPMENT AND COMPONENT PARTS), COSTS EXPENDED BY MIDSTREAM CO OR ANY OF ITS AFFILIATES TO RETURN THE INDIVIDUAL SYSTEM AND RELATED FACILITIES TO SERVICES, CLAIMS OF OTHER PRODUCERS ON THE INDIVIDUAL SYSTEM, CLAIMS OF OWNERS OF ALL DOWNSTREAM FACILITIES AND CLAIMS OF ALL PERSONS WHO ULTIMATELY USE THE NON-CONFORMING PRODUCT DELIVERED BY PRODUCER AND THE COSTS OF ALL REGULATORY OR JURISDICTIONAL PROCEEDINGS. MIDSTREAM CO'S TAKING OF NON-CONFORMING PRODUCT SHALL NOT RELIEVE PRODUCER OF ITS OBLIGATIONS UNDER THIS <u>SECTION 7.3</u>.

Article 8
Term

Section 8.1 <u>Term</u>. The term of this Agreement commenced on January 1, 2015, which is the original effective date of the Parties' agreement regarding the matters set forth herein, and this Agreement shall remain in effect until January 1, 2030 (the "<u>Initial Term</u>") and thereafter on a Year to Year basis until terminated by Midstream Co or Producer effective upon the expiration of the Initial Term or the expiration of any Year thereafter upon notice no less than 90 Days prior to the expiration of the Initial Term or the expiration of any Year thereafter (such period of time, the "<u>Term</u>").

Section 8.2 <u>Effect of Termination or Expiration of the Term</u>. Upon the termination of the Term, this Agreement shall forthwith become void and the Parties shall have no liability or obligation under this Agreement, except that (a) the termination of this Agreement shall not relieve any Party from any expense, liability or other obligation or remedy therefor that has accrued or attached prior to the date of such termination, (b) the provisions of <u>Section 7.3</u>,this <u>Section 8.2</u>, <u>Article 15</u> and <u>Section 17.1</u> through <u>Section 17.10</u> shall survive such termination and remain in full force and effect indefinitely, (c) and <u>Section 10.4</u> and <u>Section 17.11</u> shall survive such termination and remain in full force and effect for the period of time specified in such Sections.

Third Amended and Restated
Crude Oil Treating Agreement

Article 9
Title and Custody

Section 9.1 <u>Title</u>. A nomination of Product by Producer shall be deemed a warranty of title to such Product by Producer, or a warranty that Producer Controls the Product and has the right to deliver such Product for polishing, processing and treating under this Agreement. Title to Product shall not transfer to Midstream Co by reason of Midstream Co's performance of the Services.

Section 9.2 <u>Custody</u>. From and after Producer's delivery of its owned or Controlled Product to Midstream Co at the Receipt Points, and, until Midstream Co's redelivery of Producer Processed Crude Oil to or for Producer's account at the applicable Delivery Points, as between the Parties, Midstream Co shall have custody and control of, and be responsible for, such Product and Producer Processed Crude Oil. In all other circumstances, as between the Parties, Producer shall be deemed to have custody and control of, and be responsible for, such Product and Processed Crude Oil.

Article 10
Billing and Payment

Section 10.1 <u>Statements</u>.

(a) <u>Ordinary Course</u>. Midstream Co shall submit invoices to Producer on or before the 25th Day after the end of a Month (the "<u>Invoice Month</u>"). Each invoice shall be accompanied by supporting information for all amounts charged by such invoice. All amounts owed for Services provided during an Invoice Month shall be reflected on the applicable invoice for such Invoice Month; *provided* that to the extent any amount appearing on an invoice is in respect of an amount paid by Midstream Co to a Third Party (collectively, the "<u>Reimbursed Amount</u>"), or the calculation of such amount is contingent on information provided by a Third Party (collectively, the "<u>Conditional Amount</u>"), such Reimbursed Amount and Conditional Amount, shall be reflected on an invoice within 90 Days after the end of the Month in which such Reimbursed Amount was paid by Midstream Co.

(b) <u>Information from Producer</u>. On or before the 10th Day after the end of the applicable Invoice Month, Producer shall deliver to Midstream Co a listing of each Relevant Well producing in paying quantities during such Invoice Month and such listing shall designate each such Relevant Well as either vertical or horizontal. Midstream Co shall be entitled to rely on such listing of Relevant Wells for purposes of invoicing and determining the Service Fee, and upon Midstream Co's reasonable request therefor, Producer shall provide supporting documentation to substantiate such listing.

(c) <u>Detail</u>. Midstream Co shall cause its invoices and supporting information to include information reasonably sufficient to explain and support any charges reflected therein.

(d) *Reserved*.

Third Amended and Restated
Crude Oil Treating Agreement

(e) One Invoice; Netting. To the extent that Midstream Co and Producer are party to this Agreement and one or more other Transaction Documents, one invoice may be delivered in respect of all amounts owing under such Transaction Documents. The Parties shall net all undisputed amounts due and owing or past due and owing arising under the Transaction Documents to which Producer and Midstream Co are parties such that the Party owing the greater amount shall make a single payment of the net amount to the other Party. No amounts owing to or by any Midstream Co may be set off against amounts owing to or by any other Midstream Co. No amounts owing to or by any Producer may be set off against amounts owing to or by any other Producer. To the extent possible, all fee adjustments set forth in Article 6 shall be accomplished by setoff or netting.

Section 10.2 Payments.

(a) Unless otherwise agreed by the Parties, all invoices under this Agreement shall be due and payable in accordance with each invoice's instructions on or before the later of the 30th Day of each Month and the 10th Day after receipt of the invoice or, if such Day is not a Business Day, then on the next Business Day. All payments by Producer under this Agreement shall be made by electronic funds transfer to the account designated by Midstream Co. Any amounts not paid by the due date will be deemed delinquent and, with respect to amounts owed to Midstream Co, will accrue interest at the Interest Rate, such interest to be calculated from and including the due date but excluding the date the delinquent amount is paid in full.

(b) If Producer, in good faith, disputes the amount of any invoice of Midstream Co, Producer will pay Midstream Co such amount, if any, that is not in dispute and shall provide Midstream Co notice, no later than 30 Days after the date that payment of such invoice would be due under Section 10.2(a), of the disputed amount accompanied by reasonable documentation to support Producer's dispute. If Producer fails to provide notice of dispute within such 30-Day period, then Producer shall be deemed to have waived its right to dispute the applicable invoice, except for a dispute following an audit conducted in accordance with Section 10.4. Following Midstream Co's receipt of such dispute notice, Producer and Midstream Co shall endeavor in good faith to resolve such dispute, and if the Parties are unable to resolve such dispute within a reasonable time, such dispute may be resolved in accordance with Section 17.6 of this Agreement. Upon resolution of the dispute, any required payment shall be made within 15 Days after such resolution, and, if such amount shall be paid to Midstream Co, such amount shall be paid along with interest accrued at the Interest Rate from and including the due date but excluding the date paid.

Section 10.3 Adequate Assurances. If (a) Producer fails to pay according to the provisions hereof and such failure continues for a period of 5 Business Days after written notice of such failure is provided to Producer, (b) Producer is not the Original Producer or (c) Midstream Co has reasonable grounds for insecurity regarding the performance by Producer of any obligation under this Agreement, then Midstream Co, by notice to Producer, may, singularly or in combination with any other rights it may have, demand Adequate Assurance of Performance from Producer. "Adequate Assurance of Performance" means, at the option of Producer, any of the following, (x) advance payment in cash by Producer to Midstream Co for Services to be provided under this Agreement in the following Month or (y) delivery to Midstream Co by Producer of an irrevocable standby letter of credit or a performance bond, in

Third Amended and Restated
Crude Oil Treating Agreement

form and substance reasonably acceptable to Midstream Co, issued by a Credit-Worthy Person, in an amount equal to not less than the aggregate proceeds due from Producer under Section 10.1 for the prior 2-Month period. Promptly following the termination of the condition giving rise to Midstream Co's reasonable grounds for insecurity or payment in full of amounts outstanding, as applicable, Midstream Co shall release to Producer the cash, letter of credit, bond or other assurance provided by Producer (including any accumulated interest, if applicable, and less any amounts actually applied to cover Producer's obligations hereunder).

Section 10.4 <u>Audit</u>. Each Party has the right, at its sole expense and during normal working hours, to examine the records of the other Party to the extent reasonably necessary to verify the accuracy of any statement, charge or computation made pursuant to the provisions of the Transaction Documents. The scope of such examination will be limited to the 24 Months preceding the date such notice of audit, statement, charge or computation was presented. No Party may conduct more than one audit (taking all Transaction Documents to which Producer is a party together) of another Party during any Year (except that, if a Party is in default hereunder, additional audits may be conducted during the continuance of such default). If any such examination reveals any inaccuracy in any statement or charge, the necessary adjustments in such statement or charge and the payments necessitated thereby shall be made within 60 Days of resolution of the inaccuracy. This provision of this Agreement will survive any termination of this Agreement for the later of (a) a period of 24 Months from the end of the Year in which the date of such termination occurred or (b) until a dispute initiated within the 24 Month period is finally resolved, in each case for the purpose of such statement and payment objections.


Article 11
Remedies


Section 11.1 <u>Suspension of Performance; Temporary Release from Dedication</u>.

(a) <u>Suspension by Midstream Co as Remedy for Payment Default</u>. If Producer fails to pay any invoice rendered under <u>Article 10</u>, such failure is not due to a good faith dispute by Producer in accordance with <u>Section 10.2(b)</u>, and such failure is not remedied within 5 Business Days after Producer's receipt of written notice of such failure from Midstream Co, Midstream Co shall have the right, at its sole discretion, to (i) suspend performance (including withholding any payments that are owed by Midstream Co to Producer, and such withheld amounts shall not be subject to setoff under <u>Section 10.1(e)</u>) under this Agreement until such amount, including interest at the Interest Rate, is paid in full or (ii) continue performing the Services under this Agreement, and, acting in a commercially reasonable manner, sell any Product delivered by Producer to the Receipt Points on Producer's behalf, and use the proceeds therefrom to reimburse Midstream Co for any amounts due and owing to Midstream Co, and, at Producer's election, either (y) remit any excess amounts received under such sale to Producer or (z) reduce the Services Fee due from Producer to Midstream Co for the following Month by the amount of such excess.

(b) <u>Additional Suspensions as Remedies</u>. If a Party fails to perform or comply with any material warranty, covenant or obligation (other than as provided in <u>Section 11.1(a)</u>) contained in this Agreement and such failure has not been remedied within 60 Days after its receipt of written notice from the other Party of such failure, then the non-defaulting Party shall

21

Third Amended and Restated
Crude Oil Treating Agreement

have the right to suspend performance of its obligations under this Agreement that are affected by such failure or non-compliance (including withholding any payments that are owed to the other Party, and such withheld amounts shall not be subject to netting or setoff under Section 10.1(e)); provided that Producer may not withhold any payments that are owed to Midstream Co for Services actually performed by Midstream Co.

(c) Specific Performance and Declaratory Judgments. Damages in the event of breach of this Agreement by a Party hereto may be difficult, if not impossible, to ascertain. Therefore, each Party, in addition to and without limiting any other remedy or right it may have, will have the right to seek a declaratory judgment and will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the Parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any Party from pursuing any other rights and remedies at law or in equity that such Party may have.

Section 11.2 No Election. In the event of a default by a Party under this Agreement, the other Party shall be entitled in its sole discretion to pursue one or more of the remedies set forth in this Agreement, or such other remedy as may be available to it under this Agreement, at Law or in equity, subject, however, to the limitations set forth in Section 11.3 and Article 15. No election of remedies shall be required or implied as the result of a Party's decision to avail itself of a remedy under this Agreement.

Section 11.3 DIRECT DAMAGES. A PARTY'S DAMAGES RESULTING FROM A BREACH OR VIOLATION OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR CONDITION CONTAINED IN THIS AGREEMENT OR ANY ACT OR OMISSION ARISING FROM OR RELATED TO THIS AGREEMENT SHALL BE LIMITED TO ACTUAL DIRECT DAMAGES AND SHALL NOT INCLUDE ANY OTHER LOSS OR DAMAGE, INCLUDING INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, PRODUCTION, OR REVENUES, AND EACH PARTY RELEASES THE OTHER PARTY FROM ALL SUCH CLAIMS FOR LOSS OR DAMAGE OTHER THAN ACTUAL DIRECT DAMAGES; *PROVIDED* THAT THIS LIMITATION TO DIRECT DAMAGES SHALL NOT LIMIT THE PARTIES' INDEMNIFICATION OBLIGATIONS UNDER Section 7.3, AND Article 15.

Article 12
Force Majeure

Section 12.1 Force Majeure. If either Midstream Co or Producer is rendered unable by an event of Force Majeure to carry out, in whole or part, its obligations under this Agreement and such Party gives notice (which notice may initially be delivered orally so long as written notice is delivered as soon as reasonably practicable thereafter) and reasonably full details of the event (including the nature, extent, effect, and likely duration of the event or circumstances constituting the Force Majeure event) to the other Party as soon as practicable after the occurrence of the event, then, during the pendency of such Force Majeure, but only during that period, the obligations of the Party affected by the event shall be canceled or suspended, as applicable, to the extent required; *provided*, *however*, that notwithstanding anything in the

Third Amended and Restated
Crude Oil Treating Agreement

foregoing to the contrary, no Party shall be relieved from any indemnification obligation or any obligation to make payments, as the result of Force Majeure, regardless of which Party is affected; *provided further* that if the Force Majeure impacts only a particular Individual System, then the suspension of obligations described in this sentence shall apply only to the applicable Individual System and not to the obligations owing in connection with the rest of the System. The Party affected by Force Majeure shall use commercially reasonable efforts to remedy the Force Majeure condition with all reasonable dispatch, shall give notice to the other Party of the termination of the Force Majeure, and shall resume performance of any suspended obligation promptly after termination of such Force Majeure.

Section 12.2 <u>Extension Due to Force Majeure</u>. If a Party is unable to meet any deadline set forth herein as a result of a Force Majeure, then provided that such Party complies with the provisions of <u>Section 12.1</u>, such deadline shall be extended for a period of time equal to the period of time during which such Party is delayed due to the Force Majeure.


Article 13
Change in Law and Scope


Section 13.1 <u>Changes in Applicable Law</u>.

(a) If any new Laws are enacted or amended or any new interpretations in respect of previously existing Laws are issued after the Effective Date that require Midstream Co to make capital expenditures with respect to the System, then Midstream Co may propose an increase to the applicable Individual Fee as may be necessary or appropriate to preserve and continue for the Parties the rights and benefits originally contemplated for the Parties by this Agreement; *provided, however*, that no increase to the applicable Individual Fee pursuant to this <u>Section 13.1</u> shall be applicable unless and until, in the reasonable judgment of Midstream Co, Midstream Co would be required to make capital expenditures with respect to the System in order to comply with such new Law that materially and adversely affects the economics of the Services provided, fees received, or the other economic benefits of this Agreement for Midstream Co.

(b) Producer shall accept or reject, in its sole discretion, Midstream Co's proposed increase to the Individual Fee within 30 Days after receiving such proposal from Midstream Co. If Producer fails to provide notice of such acceptance or rejection within such 30-Day period, then Producer shall be deemed to have accepted such increase. If Producer rejects the amount of the proposed increase, then Midstream Co shall release the Wells, Receipt Points, and Dedicated Production that would have been affected by such increase in accordance with <u>Section 2.4(a)(viii)</u>. The Parties will amend, update, or revise the applicable Agreement Addendum in accordance with this Agreement to reflect any changes in the applicable Individual Fees agreed to in accordance with this <u>Section 13.1</u>.

(c) Producer and Midstream Co shall use their commercially reasonable efforts to comply with new and amended applicable Laws and new interpretations of existing Laws.


23


Section 13.2 <u>Unprofitable Operations and Rights of Termination</u>.

(a) <u>Cessation of Services</u>. If, in the sole discretion of Midstream Co, (i) the polishing, processing or treating of Product at any Individual System, or (ii) the delivery of Processed Crude Oil to any Delivery Point, under this Agreement, is or becomes uneconomical due to its volume, quality, or for any other cause, then Midstream Co shall not be obligated to provide the applicable Services so long as such condition exists.

(i) If Midstream Co suspends Services under this <u>Section 13.2(a)</u> as a result of Producer's (A) negligence, willful misconduct, or breach of this Agreement, or (B) delivery of Product that fails to meet the quality specifications required by <u>Section 7.1</u>, then Midstream Co may resume providing such Services at any time, upon two months' advance written notice delivered to Producer, and the affected Wells, facilities, Receipt Points, and Dedicated Production shall only be permanently released as a result of suspension under this clause by mutual agreement of the Parties under <u>Section 2.4(a)(iv)</u>.

(ii) If Midstream Co suspends Services under this <u>Section 13.2(a)</u> for any reason other than as specified in clause (i) above and (x) such suspension continues for six consecutive Months or (y) Midstream Co delivers notice to Producer that such suspension shall be permanent, then the applicable Wells, facilities, Receipt Points, and Dedicated Production shall be permanently released as specified in <u>Section 2.4(a)(ix)</u>.

(b) *Reserved*.

(c) <u>Start of Suspension of Services</u>. Midstream Co shall cause any suspension of Services permitted by this <u>Section 13.2</u> to commence on the first Day of a Month and not on any other Day.

(d) <u>Supporting Documentation</u>. As soon as Midstream Co determines that continuing to provide Services at existing facilities has been rendered uneconomic, Midstream Co shall communicate the same to Producer. Such notice shall be delivered to Producer at least 60 Days in advance of any proposed curtailment under this <u>Section 13.2</u> and such notice shall be accompanied by documentation supporting its claim that certain Services have become uneconomical. Nothing in this <u>Section 13.2(d)</u> shall give Producer a right to consent to a suspension under this <u>Section 13.2</u>.

(e) <u>No Obligation to Drill or Operate</u>. Nothing herein shall be construed to require Producer to drill any Well or to continue to operate any Well that a prudent operator would not in like circumstances drill or continue to operate.


Article 14
Regulatory Status


Section 14.1 <u>Non-Jurisdictional System</u>. The Services being provided by Midstream Co hereunder are intended to be processing and treatment services, and no Governmental Authority currently establishes the rates or terms of service relating to the Services. This Agreement is subject to all valid present and future Laws of Governmental Authorities now or hereafter having jurisdiction over the Parties, this Agreement, the Services performed, or the

24

Third Amended and Restated
Crude Oil Treating Agreement

System. It is the intent of the Parties that no Governmental Authority shall alter any provisions in the Agreement in such a way that would have the effect of altering the economic benefits of either Party, as originally contemplated under this Agreement. The Parties shall (a) vigorously defend and support in good faith the enforceability of this Agreement and the continuance, without alternation, of the Services in any and all proceedings before any Governmental Authority in which this Agreement is subject to review and (b) not initiate or support, either directly or indirectly, any challenge with any Governmental Authorities to the rates provided herein or any other modification to this Agreement that would alter the economic benefits of a Party as originally contemplated under this Agreement.

Section 14.2 <u>Government Authority Modification</u>. Notwithstanding the provisions of Section 14.1, if the rates are changed or required to be changed or any other modification to this Agreement that alters the economic benefits of a Party, as originally contemplated under this Agreement, in response to any order, regulation, or other mandate of a Governmental Authority, then no such change or modification shall constitute a breach or other default under the terms of this Agreement, and the Parties shall negotiate in good faith to enter into such amendments to this Agreement or a separate arrangement in order to give effect, to the greatest extent possible, the economic benefit as originally contemplated in this Agreement. If, in the reasonable opinion of Midstream Co's counsel, a Governmental Authority's regulation of Midstream Co's results in (a) Midstream Co not having the same economic benefits as originally contemplated under this Agreement or (b) Midstream Co's or any of its Affiliate's pipelines becoming subject to additional legal requirements or regulation, and the Parties have not mutually agreed as to how to mitigate or alleviate the foregoing, then Midstream Co shall have the right, without liability, to terminate this Agreement.


Article 15
Indemnification and Insurance


Section 15.1 <u>Reciprocal Indemnity</u>. To the fullest extent permitted by applicable Law and except as otherwise set forth in <u>Section 7.3</u>:

(a) <u>Producer Indemnification</u>. Producer shall release, protect, defend, indemnify and hold harmless Midstream Co Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Producer or any member of Producer Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF MIDSTREAM CO GROUP OR ANY OTHER PERSONS.

(b) <u>Midstream Co Indemnification</u>. Midstream Co shall release, protect, defend, indemnify and hold harmless Producer Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Midstream Co or any member of Midstream Co Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF PRODUCER GROUP OR ANY OTHER PERSONS.

(c) Regardless of Fault. AS USED IN THE PRECEDING TWO SUBCLAUSES, THE PHRASE "REGARDLESS OF FAULT" SHALL MEAN, WITH RESPECT TO ANY LOSS THAT IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, OR OTHERWISE), STRICT LIABILITY, OR OTHER FAULT, OF ANY MEMBER OF MIDSTREAM CO GROUP OR THE PRODUCER GROUP, WITHOUT REGARD TO THE CAUSE OR CAUSES THEREOF AND WITHOUT LIMITATION OF SUCH LOSS AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

Section 15.2 Indemnification Regarding Third Parties. Each Party shall release, protect, defend, indemnify and hold the other Party harmless against any Loss by a Third Party that is not a member of the Producer Group or Midstream Co Group, to the extent such Loss (a) is caused by the negligence or willful misconduct of said indemnifying Party or such Party's Group, or (b) in the case of Producer as indemnifying Party, results from claims by a Third Party of title, rights, or encumbrances in or to Product delivered by Producer to a Receipt Point.

Section 15.3 Penalties. Producer shall release, protect, defend, indemnify, and hold harmless Midstream Co from any Losses resulting from penalties imposed by a Downstream Facility in any transportation contracts or service agreements associated with, or related to, Producer's owned or Controlled Product, including any penalties imposed pursuant to the Downstream Facility's tariff.

Section 15.4 Insurance. Midstream Co and Producer shall (a) carry and maintain no less than the insurance coverage set forth in Exhibit D, and (b) cause such insurance to be (i) the primary coverage without any right of contribution from any other insurance held by the other Party to the extent of the insured Party's indemnification obligations hereunder, and (ii) written and endorsed to include waivers of all subrogation rights of the insurers against Midstream Co and its Group (in the case of Producer's insurance) or Producer and its Group (in the case of Midstream Co's insurance). Unless Producer is Original Producer, Producer shall also cause the insurance carried and maintained by it pursuant to this Section 15.4 to be endorsed to name Midstream Co and its Group as additional insureds or provide blanket additional insured status that covers Midstream Co and its Group as additional insureds, except in the case of worker's compensation insurance. Any insurance provided by OpCo on behalf of Midstream Co that comports with this Section 15.4 shall be deemed to satisfy these requirements.

Article 16
Assignment

Section 16.1 Assignment of Rights and Obligations under this Agreement.

(a) Assignment. Except as specifically otherwise provided in this Agreement, no Party shall have the right to assign its rights and obligations under this Agreement (in whole or in part) to another Person except with the prior consent of Midstream Co (in the case of an assignment by Producer) or Producer (in the case of an assignment by Midstream Co), which consent may be withheld at such Party's sole discretion. Notwithstanding the foregoing, Producer may assign its rights and obligations under this Agreement to any Person to whom Producer assigns or transfers an interest in any of the Dedicated Properties insofar as this

Third Amended and Restated
Crude Oil Treating Agreement

Agreement relates to such Dedicated Properties without the consent of Midstream Co; *provided* that (A) such Person assumes in writing the obligations of Producer under this Agreement insofar as it relates to the portion of the Dedicated Properties so assigned or transferred, such writing shall take the form of an Agreement Addendum, executed by the applicable Midstream Co and the Producer Assignee (and others, if appropriate) and such writing shall be recorded in the real property records of the counties in which the Dedication Area is located, (B) such assignment is made subject to this Agreement, (C) if such assignment or transfer is made to an Affiliate of Original Producer, the Original Producer shall not be released from any of its obligations under this Agreement, and (D) if such transfer or assignment is to a Person that is not an Affiliate of Original Producer (a "Third Party Assignment"): (1) the Original Producer shall be released from its obligations under this Agreement with respect to the Dedicated Properties so assigned or transferred, (2) at least thirty (30) Days prior to the closing date of the Third Party Assignment (or, if the period between signing and closing is less than thirty (30) Days, as early as possible and in no event less than two Business Days prior to the closing of the Third Party Assignment), Producer shall have provided Midstream Co with notice of the closing date of the Third Party Assignment, and (3) prior to or on the closing date of the Third Party Assignment, the Producer Assignee shall deliver to Midstream Co (x) a copy of the writing pursuant to which the Third Party Assignment is occurring, and (y) documentation of any Conflicting Dedication affecting any Product of the Producer Assignee that would otherwise be considered Dedicated Production. Notwithstanding the foregoing, if the addition of facilities, or any modification, expansion or alteration of any Individual System or any facilities, is required, necessary or convenient (in the opinion of Midstream Co) to accept, measure, account for, or treat Product from, and otherwise provide the Services to, Producer Assignee, then Midstream Co, may elect, in its sole discretion, not to make such addition, modification, expansion or alteration, and not to provide the applicable Services with respect to Dedicated Properties so assigned or transferred under this Section 16.1(a). If Midstream Co elects not to make such addition, modification, expansion or alteration, Midstream Co shall notify Producer of its election prior to the closing date of the Third Party Assignment and the Services associated with the Dedicated Properties so assigned or transferred shall cease on the closing date of such Third Party Assignment, and Midstream Co shall execute and deliver, pursuant to Section 2.4(a)(x), a release of all of the Dedicated Properties and Dedicated Production so assigned or transferred under this Section 16.1(a). At Midstream Co's election, such release may be delivered either to the Producer selling the applicable acreage or to Producer Assignee, in either case, substantially concurrently with Midstream Co's cessation of Services.

(b) Notice; Binding Effect. Within 30 Days prior to the date of execution of a permitted assignment by Producer, Producer shall give Midstream Co notice of any assignment of this Agreement or Dedicated Properties. Midstream Co shall give Producer written notice of any assignment of this Agreement within 30 Days after the date of execution of such permitted assignment. This Agreement shall be binding upon and inure to the benefit of the respective permitted successors and assigns of the Parties. Any attempted assignment made without compliance with the provisions set forth in this Section 16.1 shall be null and void *ab initio*.

(c) Releases not Assignments. Any release of any of the Dedicated Properties from the Dedications pursuant to Section 2.4 shall not constitute an assignment or transfer of such Dedicated Properties for the purposes of this Article 16.

Third Amended and Restated
Crude Oil Treating Agreement

Section 16.2 <u>Pre-Approved Assignments</u>. Each Party shall have the right without the prior consent of the others to (a) mortgage, pledge, encumber or otherwise impress a lien or security interest upon its rights and interest in and to this Agreement, and (b) make a transfer pursuant to any security interest arrangement described in (a) above, including any judicial or non-judicial foreclosure and any assignment from the holder of such security interest to another Person.

Section 16.3 <u>Change of Control</u>. Except as provided in Section 16.1, nothing in this Article 16 shall prevent Producer's members or owners from transferring their respective interests (whether equity or otherwise and whether in whole or in part) in Producer and nothing in this Article 16 shall prevent Midstream Co's members or owners from transferring their respective interests (whether equity or otherwise and whether in whole or in part) in Midstream Co. However, if a change of control of a Party gives rise to a reasonable basis for insecurity on the part of the other Party, such change of control may be the basis for a request of Adequate Assurance of Performance. Each member or owner of Producer or Midstream Co, as applicable, shall have the right to assign and transfer such member's or owner's interests (whether equity or otherwise and whether in whole or in part) in Producer or Midstream Co, as applicable, without restriction contained in this Agreement.

Article 17
Other Provisions

Section 17.1 <u>Relationship of the Parties</u>. The execution and delivery of an Agreement Addendum shall create a binding agreement between the Parties signatory thereto consisting of the terms set forth in such Agreement Addendum together with the terms set forth in these Agreement Terms and Conditions. The signatories of one Agreement Addendum shall not be bound to or otherwise in privity of contract with the signatories of any other Agreement Addendum, and the execution and delivery of each Agreement Addendum shall form a separate and distinct contract. This Agreement shall not be deemed or construed to create, a partnership, joint venture or association or a trust between Producer and Midstream Co or the persons party to any other Agreement Addendum. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries.

Section 17.2 <u>Notices</u>. Unless otherwise specified in the applicable provision, all notices, consents, approvals, requests, and other communications required or permitted to be given under this Agreement shall be in writing and delivered personally, or sent by bonded overnight courier, mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, return receipt requested, or, except in the case of notices of breach or default, sent by electronic mail (including with a PDF of the notice or other communication attached), in each case, addressed (i) if to Producer, at the address set forth on the applicable Agreement Addendum and (ii) if to Midstream Co, at the address set forth on the applicable Agreement Addendum; *provided* that in the case of any notice by electronic mail, such notice is confirmed by communication via another method permitted by this Section 17.2. Any notice, consent, approval, request, or other communication ("Communications") given in accordance herewith shall be deemed to have been given when (a) actually received or rejected by the

addressee in person or by courier, (b) (*reserved*), or (c) actually received or rejected by the addressee upon delivery by overnight courier or United States Mail, as shown in the tracking report or return receipt, as applicable. Communications may not be transmitted by electronic mail, except for ordinary course business communications that shall be deemed to be received, if transmitted during normal business hours on such Business Day, or if transmitted after normal business hours, on the next Business Day. Any Person may change their contact information for notice by giving notice to the other Party in the manner provided in this Section 17.2.

Section 17.3 <u>Entire Agreement; Conflicts</u>. This Agreement (consisting of these Agreement Terms and Conditions and the applicable Agreement Addendum) constitutes the entire agreement of Producer and Midstream Co pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of Producer and Midstream Co pertaining to the subject matter hereof. There are no warranties, representations, or other agreements between Producer and Midstream Co relating to the subject matter hereof except as specifically set forth in this Agreement, including the exhibits hereto, and no Party shall be bound by or liable for any alleged representation, promise, inducement, or statements of intention not so set forth.

Section 17.4 <u>Waivers; Rights Cumulative</u>. Any of the terms, covenants, or conditions hereof may be waived only by a written instrument executed by or on behalf of the Person waiving compliance. No course of dealing on the part of any Party, or their respective officers, employees, agents, or representatives, nor any failure by a Party to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term or covenant contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term or covenant. The rights of Producer and Midstream Co under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

Section 17.5 <u>Amendment</u>.

(b) This Agreement may be amended only by an instrument in writing executed (except as otherwise set forth in this Section 17.5) by Producer and Midstream Co and expressly identified as an amendment or modification.

(c) In the event of a conflict between (i) these Agreement Terms and Conditions or any exhibit to this agreement, on the one hand, and (ii) an applicable Agreement Addendum, on the other, the applicable Agreement Addendum shall control.

Section 17.6 <u>Governing Law; Arbitration</u>. This Agreement shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. Any dispute, controversy, or claim arising out of or relating to this Agreement shall be finally settled by arbitration in accordance with the CPR Institute for Dispute Resolution Rules for Non-Administered Arbitration then in effect (the "<u>Rules</u>") by a sole arbitrator appointed in accordance

Third Amended and Restated
Crude Oil Treating Agreement

with the Rules. The arbitrator is not empowered to award consequential, indirect, special, punitive or exemplary damages, and each Party irrevocably waives any damages in excess of actual damages. Arbitration shall be held in the English language in the State, and the decision of the arbitration panel shall include a statement of the reasons for such decision, and the award shall be final and binding on Producer and Midstream Co. Awards shall be final and binding on Producer and Midstream Co from the date they are made and judgment upon any award may be entered in any court having jurisdiction. The arbitrator shall apply the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

Section 17.7 <u>Parties in Interest</u>. Except for parties indemnified hereunder, nothing in this Agreement shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind.

Section 17.8 <u>Preparation of Agreement</u>. The Parties and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

Section 17.9 <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, Producer and Midstream Co shall negotiate in good faith to modify this Agreement so as to effect the original intent of Producer and Midstream Co as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. A ruling of invalidity, illegality or unenforceability as to one Agreement shall only be applicable to that Agreement, not all the Agreements covered by these Agreement Terms and Conditions.

Section 17.10 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto; provided that the originals of any such electronically provided signatures shall be provided by the signatory, if requested by the other Party within a week of exchanging signatures.

Section 17.11 <u>Confidentiality</u>. All data and information exchanged by the Parties (other than the terms and conditions of this Agreement) and all pricing terms shall be maintained in strict and absolute confidence and no Party shall disclose, without the prior consent of the other Parties, any such data, information or pricing terms unless the release thereof is required by Law (including any requirement associated with an elective filing with a Governmental Authority) or the rules or regulations of any stock exchange on which any securities of the Parties, or any Affiliates thereof are traded. Nothing in this Agreement shall prohibit the Parties from disclosing whatever information in such manner as may be required by applicable Law; nor shall any Party be prohibited by the terms hereof from disclosing information acquired under this Agreement to any financial institution or investors providing or proposing financing to a Party,

Third Amended and Restated
Crude Oil Treating Agreement

or to any Person proposing to purchase the equity in any Party or the assets owned by any Party. Notwithstanding the foregoing, the restrictions in this Section 17.11 will not apply to data or information that (i) is in the possession of the Person receiving such information prior to disclosure by the other Party, (ii) is or becomes known to the public other than as a result of a breach of this Agreement or (iii) becomes available to a Party a non-confidential basis from a source other than the other Party, *provided* that such source is not bound by a confidentiality agreement with, or other fiduciary obligations of confidentiality to, the other Party. This Section will survive any termination of this Agreement for a period of 24 Months from the end of the Year in which the date of such termination occurred.

(End of Agreement Terms and Conditions)

Third Amended and Restated
Crude Oil Treating Agreement

EXHIBIT A
TO AGREEMENT TERMS AND CONDITIONS
RELATING TO OIL TREATING SERVICES

RESERVED

Third Amended and Restated
                                                                              Crude Oil Treating Agreement

EXHIBIT B
TO AGREEMENT TERMS AND CONDITIONS
RELATING TO OIL TREATING SERVICES

RESERVED

Third Amended and Restated
Crude Oil Treating Agreement

EXHIBIT C
TO AGREEMENT TERMS AND CONDITIONS
RELATING TO OIL TREATING SERVICES

RESERVED

Exhibit C- Page 1

Third Amended and Restated
Crude Oil Treating Agreement

EXHIBIT D
TO AGREEMENT TERMS AND CONDITIONS
RELATING TO OIL TREATING SERVICES

INSURANCE

Midstream Co and Producer shall (or, in the case of Midstream Co, Midstream Co may cause OpCo to) purchase and maintain in full force and effect at all times during the Term of this Agreement, at such Party's sole cost and expense and from insurance companies that are rated (or whose reinsurers are rated) "A-VII" or better by AM Best or "BBB-" or better by Standard & Poor's or an equivalent rating from another recognized rating agency, policies providing the types and limits of insurance indicated below, which insurance shall be regarded as a minimum and, to the extent of the obligations undertaken by such Party in this Agreement, shall be primary (with the exception of the Excess Liability Insurance and Workers' Compensation) as to any other existing, valid, and collectable insurance. Each Party's deductibles shall be borne by that Party.

A. Where applicable, Workers' Compensation and Employers' Liability Insurance, in accordance with the statutory requirements of the State, and endorsed specifically to include the following:

   1. Employers' Liability, subject to a limit of liability of not less than $1,000,000 per accident, $1,000,000 for each employee/disease, and a $1,000,000 policy limit.

   The Workers' Compensation and Employers' Liability Insurance policy(ies) shall contain an alternate employer endorsement.

B. Commercial General Liability Insurance, with limits of liability of not less than the following:

   $2,000,000 general aggregate
   $1,000,000 each occurrence, Bodily Injury or Property Damage Combined Single Limit

   Such insurance shall include the following:

   1. Premises and Operations coverage.

   2. Contractual Liability covering the liabilities assumed under this Agreement.

   3. Broad Form Property Damage Liability endorsement, unless policy is written on November 1988 or later ISO form.

   4. Products and Completed Operations.

   5. Time Element Limited Pollution coverage.

Third Amended and Restated
Crude Oil Treating Agreement

C.   If applicable, Automobile Liability Insurance, with limits of liability of not less than the following:

$1,000,000 Bodily Injury or Property Damage Combined Single Limit, for each occurrence.

Such coverage shall include hired and non-owned vehicles and owned vehicles where applicable.

D.   (Reserved)

E.   Excess Liability Insurance, with limits of liability not less than the following:

Limits of Liability - $10,000,000 Occurrence/Aggregate for Bodily Injury and Property Damage in excess of the coverage outlined in Paragraphs A, B, C and D.

The limits of coverage required in this Agreement may be met with any combination of policies as long as the minimum required limits are met.

Each Party to this Agreement shall have the right to acquire, at its own expense, such additional insurance coverage as it desires to further protect itself against any risk or liability with respect to this Agreement and operations and activities under this Agreement or related thereto. All insurance maintained by or on behalf of Producer or Midstream Co shall contain a waiver by the insurance company of all rights of subrogation in favor of the other Party.

Neither the minimum policy limits of insurance required of the Parties nor the actual amounts of insurance maintained by the Parties under their insurance program shall operate to modify the Parties' liability or indemnity obligations in this Agreement.

A Party may self-insure the requirements in this <u>Exhibit D</u> if such Party is Controlled by Noble Energy, Inc. and, otherwise, if such Party or its parent is considered investment grade (S&P BBB- or equivalent or higher).

(End of Exhibit D)

Exhibit 10.10.1

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].


**THIRD AMENDED AND RESTATED
CRUDE OIL TREATING AGREEMENT**

**THIRD AMENDED AND RESTATED
AGREEMENT ADDENDUM 01**

PLATTEVILLE FACILITY
CONTRACT NUMBER: CRALL1-OT


This THIRD AMENDED AND RESTATED AGREEMENT ADDENDUM 01 (this "Agreement Addendum") (a) shall be effective as between the Persons named below as "Producer" and "Midstream Co" as of the date specified below as the "Effective Date," (b) incorporates the Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services (the "Agreement Terms and Conditions"), which were last amended effective as of March 31, 2016, and (c) together with the Agreement Terms and Conditions, shall constitute one contract and shall be the Agreement of the Parties. Except as otherwise set forth herein (i) all terms shall have the meanings assigned to such terms in the Agreement Terms and Conditions and (ii) all references to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to the Agreement Terms and Conditions.

Producer desires to contract with Midstream Co for Midstream Co to provide the Services utilizing the Individual System, and Midstream Co desires to provide the Services to Producer, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements in this Agreement, Midstream Co and Producer hereby agree as follows:

Producer	Noble Energy, Inc., a Delaware corporation
Midstream Co	Colorado River DevCo LP, a Delaware limited partnership
Individual System	This Agreement Addendum pertains only to Services provided by Midstream Co at the oil treating facility known by Midstream Co as the Platteville Facility.
Parties	The term "Party" or "Parties" shall refer to Producer and the Midstream Co identified in this Agreement Addendum
Effective Date	March 31, 2016
Dedication Area	Weld County, Colorado and surrounding counties, less and except those leases were released pursuant to a Release of Dedication.


*Agreement Addendum 01 –Page 1
Third Amended and Restated Crude Oil Treating Agreement*


Individual Horizontal Fee	$[**]/Relevant Well
Individual Vertical Fee	$[**]/Relevant Well

Additional Revisions

Section 6.1   At all times that Midstream Co is party to both Agreement Addendum 01 and Agreement Addendum 02, Producer shall be charged a total (in the aggregate across both Agreements) of $[**]/ Relevant Well that is horizontal and $[**]/ Relevant Well that is vertical. If Midstream Co is not a party to both Agreement Addendum 01 and Agreement Addendum 02, Midstream Co and Producer shall negotiate an equitable price adjustment for the provision of Services.

Notices and Payments

Notice Address – General Matters & Correspondence	
Notice Address – Operational Matters	
Notice Address – Force Majeure and Marketing interruptions	Midstream Co and Producer shall deliver appropriate contact information to the other Party in writing.
Notice Address – Invoicing Matters	
Marketing Notice – Midstream Co	
Payments by Electronic Funds Transfer	Midstream Co and Producer shall deliver appropriate contact information to the other Party in writing

(End of Agreement Addendum 01)

Agreement Addendum 01 –Page 2
Third Amended and Restated Crude Oil Treating Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in duplicate originals to be effective as of the Effective Date.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
     Gary W. Willingham
     Executive Vice President

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Agreement Addendum 01 – Signature Page 1
Third Amended and Restated Crude Oil Treating Agreement

"Midstream Co"

COLORADO RIVER DEVCO LP

   By: Colorado River DevCo GP LLC
               By: Noble Midstream Services, LLC

                         By: /s/ Terry R. Gerhart
                         Terry R. Gerhart
                         Chief Executive Officer

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                       /s/ Joanne Garner
                                       Notary Public

Agreement Addendum 01 – Signature Page 2
Third Amended and Restated Crude Oil Treating Agreement

Exhibit 10.10.2

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].

**THIRD AMENDED AND RESTATED
CRUDE OIL TREATING AGREEMENT**

**THIRD AMENDED AND RESTATED
AGREEMENT ADDENDUM 02**

BRIGGSDALE FACILITY
CONTRACT NUMBER: CRALL1-OT

This THIRD AMENDED AND RESTATED AGREEMENT ADDENDUM 02 (this "Agreement Addendum") (a) shall be effective as between the Persons named below as "Producer" and "Midstream Co" as of the date specified below as the "Effective Date," (b) incorporates the Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services (the "Agreement Terms and Conditions"), which were last amended effective as of March 31, 2016, and (c) together with the Agreement Terms and Conditions, shall constitute one contract and shall be the Agreement of the Parties. Except as otherwise set forth herein (i) all terms shall have the meanings assigned to such terms in the Agreement Terms and Conditions and (ii) all references to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to the Agreement Terms and Conditions.

Producer desires to contract with Midstream Co for Midstream Co to provide the Services utilizing the Individual System, and Midstream Co desires to provide the Services to Producer, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements in this Agreement, Midstream Co and Producer hereby agree as follows:

Producer	Noble Energy, Inc., a Delaware corporation
Midstream Co	Colorado River DevCo LP, a Delaware limited partnership
Individual System	This Agreement Addendum pertains only to Services provided by Midstream Co at the oil treating facility known by Midstream Co as the Briggsdale Facility.
Parties	The term "Party" or "Parties" shall refer to Producer and the Midstream Co identified in this Agreement Addendum
Effective Date	March 31, 2016
Dedication Area	Weld County, Colorado and surrounding counties, less and except those leases were released pursuant to a Release of Dedication.

Individual Horizontal Fee	$[**]/Relevant Well
Individual Vertical Fee	$[**]/Relevant Well

Additional Revisions

Section 6.1   At all times that Midstream Co is party to both Agreement Addendum 01 and Agreement Addendum 02, Producer shall be charged a total (in the aggregate across both Agreements) of $[**]/ Relevant Well that is horizontal and $[**]/ Relevant Well that is vertical. If Midstream Co is not a party to both Agreement Addendum 01 and Agreement Addendum 02, Midstream Co and Producer shall negotiate an equitable price adjustment for the provision of Services.

Notices and Payments

Notice Address – General Matters & Correspondence	
Notice Address – Operational Matters	
Notice Address – Force Majeure and Marketing interruptions	Midstream Co and Producer shall deliver appropriate contact information to the other Party in writing.
Notice Address – Invoicing Matters	
Marketing Notice – Midstream Co	
Payments by Electronic Funds Transfer	Midstream Co and Producer shall deliver appropriate contact information to the other Party in writing

(End of Agreement Addendum 02)

Agreement Addendum 02 –Page 2
Third Amended and Restated Crude Oil Treating Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in duplicate originals to be effective as of the Effective Date.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
      Gary W. Willingham
      Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Agreement Addendum 02 – Signature Page 1
Third Amended and Restated Crude Oil Treating Agreement

"Midstream Co"

COLORADO RIVER DEVCO LP

    By: Colorado River DevCo GP LLC
        By: Noble Midstream Services, LLC

                By: /s/ Terry R. Gerhart
                     Terry R. Gerhart
                     Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                      /s/ Joanne Garner
                                      Notary Public

Agreement Addendum 02 – Signature Page 2
Third Amended and Restated Crude Oil Treating Agreement

Exhibit 10.12.3

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
PRODUCED WATER SERVICES AGREEMENT

WELLS RANCH
CONTRACT NUMBER: CRWR01-PW


This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Colorado River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Produced Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number CRWR01-PW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 01 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, pursuant to Section 2.1 of the Agreement Terms and Conditions, Producer has dedicated and committed to deliver to Midstream Co under the Agreement, as and when produced, all of the Dedicated Production and agreed not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

WHEREAS, at certain times prior to or after connection of the Individual System to a particular Well or Separator Facility, the Individual System may not be available to accept deliveries of Dedicated Production.


Amendment 01 – Page 1
Second Amended and Restated Produced Water Services Agreement
Colorado River Produced Water Agreement
CRWR01-PW


WHEREAS, during such times, Producer remains obligated to deliver the Dedicated Production to Midstream Co and Midstream Co remains obligated to arrange for the disposal of such Dedicated Production, and the Parties desire to amend the Agreement to provide for the flexibility required.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of produced water services to which Producer or Midstream Co is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments to Article 1.

    1.1 The following defined terms are hereby amended and restated in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual Second Phase Fee" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading "Individual Second Phase Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

1.2 The defined terms "Drip Condensate", "Gas", "Gas System", "Individual Second Phase Rate", and "Other Services" are hereby deleted.

1.3 Clauses (a) and (b) of the defined term "Dedicated Production" are hereby amended and restated to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and".

1.4 The defined term "Product" is hereby amended by inserting the following sentence at the end of such definition:

"In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co."

1.5 The defined term "Services" is hereby amended by deleting "and (g)" at the end of clause (f) and inserting in place thereof the following: ", (g) Trucked Water Services and (h)".

1.6 The following new definitions shall be added to Article 1 in alphabetical order:

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-

Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

2. Amendments to Article 2.

2.1 Section 2.3(b) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(b) following the date set forth in writing between Producer and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked

<u>Water Services Commencement Date</u>"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "<u>Trucking Election</u>"); and".

2.2 <u>Section 2.3(d)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

2.3 <u>Section 2.4(b)(iv)</u> of the Agreement Terms and Conditions is amended and restated in its entirety to read: "(iv) *Reserved*.".

3. <u>Amendments to Article 3</u>.

3.1 <u>Section 3.1(e)</u> of the Agreement Terms and Conditions is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

3.2 <u>Section 3.2</u> of the Agreement Terms and Conditions is hereby amended by inserting the following new <u>clause (e)</u> immediately following <u>clause (d)</u> of such <u>Section 3.2</u>:

"(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

4. <u>Amendments to Article 6</u>.

4.1 Clause (ii) of <u>Section 6.1</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,"

4.2 <u>Section 6.1</u> of the Agreement Terms and Conditions is further amended by deleting the period at the end of such <u>Section 6.1</u> and inserting in place thereof the following clause: "and (iv) the Individual Disposal by Truck Fee, if any."

4.3 <u>Section 6.3(d)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "<u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.".

5. <u>Amendments to Article 8</u>. Clause (d) of <u>Section 8.2</u> of the Agreement Terms and Conditions is hereby amended by deleting the phrase "and <u>Section 17.11</u> shall" and inserting in place thereof the clause: ", <u>Section 17.11</u> and <u>Section 18.7</u> shall".

6. <u>New Article 18</u>. The following new <u>Article 18</u> shall be inserted immediately following the conclusion of <u>Article 17</u> of the Agreement Terms and Conditions:

Article 18
Pipeline Unavailability

<u>Section 18.1 Effectiveness; Pipeline Unavailability</u>. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under <u>Section 2.3(b)</u> that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in <u>Section 18.2</u>. To the extent Producer exercises its Trucking Election, this <u>Article 18</u> shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than <u>Articles 4</u>, <u>7</u> (other than <u>Section 7.3</u> as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of <u>Section 18.3(d)</u>) and <u>9</u> and <u>Sections 5.1</u>, <u>5.2</u>, <u>5.3</u>, <u>5.4</u>, and <u>5.6</u>.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under <u>Sections 3.3(a)</u> and <u>3.3(b)</u> of the Agreement or to a temporary release under <u>Section 2.4(b)(ii)</u> of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather

than exercising its right to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii). If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii) until such time as the agreed upon connection date has passed.

Section 18.2 Exercise of Trucking Election.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to Section 5.5.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 Delivery of and Title to Trucked Volumes.

(a) Trucked Water Services Obligation. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "Trucked Volumes".

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

7. <u>Amendments to Agreement Addendum</u>.

7.1 The specifications regarding the "Individual Second Phase Rate" appearing in the Agreement Addendum are hereby amended and restated in their entirety and the specifications regarding the "Individual Disposal By Truck Fee" are hereby added to the Agreement Addendum as follows:

Individual Second Phase Fee   [**].

Individual Disposal by Truck Fee   [**].

8. <u>Confidentiality</u>. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

9. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

10. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

11. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

12. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 11
Second Amended and Restated Produced Water Services Agreement
Colorado River Produced Water Agreement
CRWR01-PW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
     Gary W. Willingham
     Executive Vice President

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"

COLORADO RIVER DEVCO LP

By: Colorado River DevCo GP LLC
      By: Noble Midstream Services, LLC

              By: /s/ Terry R. Gerhart
                 Terry R. Gerhart
                 Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Colorado River DevCo GP LLC, which is the general partner of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                   /s/ Joanne Garner
                                   Notary Public

Exhibit 10.13.2

Execution Version

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
PRODUCED WATER SERVICES AGREEMENT**

NORTHERN COLORADO
CONTRACT NUMBER: SJNC02-PW


This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and San Juan River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Produced Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number SJNC02-PW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 02 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, pursuant to Section 2.1 of the Agreement Terms and Conditions, Producer has dedicated and committed to deliver to Midstream Co under the Agreement, as and when produced, all of the Dedicated Production and agreed not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

WHEREAS, at certain times prior to or after connection of the Individual System to a particular Well or Separator Facility, the Individual System may not be available to accept deliveries of Dedicated Production.

WHEREAS, during such times, Producer remains obligated to deliver the Dedicated Production to Midstream Co and Midstream Co remains obligated to arrange for the disposal of such Dedicated Production, and the Parties desire to amend the Agreement to provide for the flexibility required.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of produced water services to which Producer or Midstream Co is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments to Article 1.

    1.1 The following defined terms are hereby amended and restated in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual Second Phase Fee" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading "Individual Second Phase Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

1.2 The defined terms "Drip Condensate", "Gas", "Gas System", "Individual Second Phase Rate", and "Other Services" are hereby deleted.

1.3 Clauses (a) and (b) of the defined term "Dedicated Production" are hereby amended and restated to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and".

1.4 The defined term "Product" is hereby amended by inserting the following sentence at the end of such definition:

"In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co."

1.5 The defined term "Services" is hereby amended by deleting "and (g)" at the end of clause (f) and inserting in place thereof the following: ", (g) Trucked Water Services and (h)".

1.6 The following new definitions shall be added to Article 1 in alphabetical order:

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-

Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].

2. Amendments to Article 2.

2.1 Section 2.3(b) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(b) following the date set forth in writing between Producer and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked Water Services Commencement Date"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "Trucking Election"); and".

2.2 Section 2.3(d) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

2.3 Section 2.4(b)(iv) of the Agreement Terms and Conditions is amended and restated in its entirety to read: "(iv) *Reserved*.".

3. Amendments to Article 3.

3.1 Section 3.1(e) of the Agreement Terms and Conditions is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

3.2 Section 3.2 of the Agreement Terms and Conditions is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

4. Amendments to Article 6.

4.1 Clause (ii) of Section 6.1 of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,"

4.2 Section 6.1 of the Agreement Terms and Conditions is further amended by deleting the period at the end of such Section 6.1 and inserting in place thereof the following clause: "and (iv) the Individual Disposal by Truck Fee, if any."

4.3 <u>Section 6.3(d)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "<u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.".

5. <u>Amendments to Article 8</u>. Clause (d) of <u>Section 8.2</u> of the Agreement Terms and Conditions is hereby amended by deleting the phrase "and <u>Section 17.11</u> shall" and inserting in place thereof the clause: ", <u>Section 17.11</u> and <u>Section 18.7</u> shall".

6. <u>New Article 18</u>. The following new <u>Article 18</u> shall be inserted immediately following the conclusion of <u>Article 17</u> of the Agreement Terms and Conditions:


Article 18
Pipeline Unavailability


<u>Section 18.1 Effectiveness; Pipeline Unavailability</u>. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under <u>Section 2.3(b)</u> that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in <u>Section 18.2</u>. To the extent Producer exercises its Trucking Election, this <u>Article 18</u> shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than <u>Articles 4</u>, <u>7</u> (other than <u>Section 7.3</u> as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of <u>Section 18.3(d)</u>) and <u>9</u> and <u>Sections 5.1</u>, <u>5.2</u>, <u>5.3</u>, <u>5.4</u>, and <u>5.6</u>.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under <u>Sections 3.3(a)</u> and <u>3.3(b)</u> of the Agreement or to a temporary release under <u>Section 2.4(b)(ii)</u> of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather

than exercising its right to a permanent release under <u>Section 2.4(a)(i)</u> and <u>Section 2.4(a)(ii)</u>. If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under <u>Section 2.4(a)(i)</u> and <u>Section 2.4(a)(ii)</u> until such time as the agreed upon connection date has passed.

Section 18.2 <u>Exercise of Trucking Election</u>.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to <u>Section 5.5</u>.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 <u>Delivery of and Title to Trucked Volumes</u>.

(a) <u>Trucked Water Services Obligation</u>. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "Trucked Volumes".

Amendment 01 – Page 7
Second Amended and Restated Produced Water Services Agreement
San Juan River Produced Water Agreement
SJNC02-PW

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

7. <u>Amendments to Agreement Addendum</u>.

7.1 The specifications regarding the "Individual Second Phase Rate" appearing in the Agreement Addendum are hereby amended and restated in their entirety and the specifications regarding the "Individual Disposal By Truck Fee" are hereby added to the Agreement Addendum as follows:

Individual Second Phase Fee	[**].
Individual Disposal by Truck Fee	[**].

8. <u>Confidentiality</u>. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

9. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

10. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

11. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

12. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 11
Second Amended and Restated Produced Water Services Agreement
San Juan River Produced Water Agreement
SJNC02-PW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Amendment 01 – Signature Page 1
Second Amended and Restated Produced Water Services Agreement
San Juan River Produced Water Agreement
SJNC02-PW

"Midstream Co"
SAN JUAN RIVER DEVCO LP

By: San Juan River DevCo GP LLC
      By: Noble Midstream Services, LLC

           By: /s/ Terry R. Gerhart
                Terry R. Gerhart
                Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of San Juan River DevCo GP LLC, which is the general partner of San Juan River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                  /s/ Joanne Garner
                                  Notary Public

Exhibit 10.14.2

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].

Execution Version

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
PRODUCED WATER SERVICES AGREEMENT

MUSTANG
CONTRACT NUMBER: GRMU03-PW

This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Green River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Produced Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GRMU03-PW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 03 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, pursuant to Section 2.1 of the Agreement Terms and Conditions, Producer has dedicated and committed to deliver to Midstream Co under the Agreement, as and when produced, all of the Dedicated Production and agreed not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

WHEREAS, at certain times prior to or after connection of the Individual System to a particular Well or Separator Facility, the Individual System may not be available to accept deliveries of Dedicated Production.

WHEREAS, during such times, Producer remains obligated to deliver the Dedicated Production to Midstream Co and Midstream Co remains obligated to arrange for the disposal of such Dedicated Production, and the Parties desire to amend the Agreement to provide for the flexibility required.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of produced water services to which Producer or Midstream Co is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments to Article 1.

1.1 The following defined terms are hereby amended and restated in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual Second Phase Fee" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading "Individual Second Phase Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

1.2 The defined terms "Drip Condensate", "Gas", "Gas System", "Individual Second Phase Rate", and "Other Services" are hereby deleted.

1.3 Clauses (a) and (b) of the defined term "Dedicated Production" are hereby amended and restated to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and".

1.4 The defined term "Product" is hereby amended by inserting the following sentence at the end of such definition:

"In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co."

1.5 The defined term "Services" is hereby amended by deleting "and (g)" at the end of clause (f) and inserting in place thereof the following: ", (g) Trucked Water Services and (h)".

1.6 The following new definitions shall be added to Article 1 in alphabetical order:

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-

Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

2. Amendments to Article 2.

2.1 Section 2.3(b) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(b) following the date set forth in writing between Producer

and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked Water Services Commencement Date"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "Trucking Election"); and".

2.2 Section 2.3(d) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

2.3 Section 2.4(b)(iv) of the Agreement Terms and Conditions is amended and restated in its entirety to read: "(iv) *Reserved.*".

3. Amendments to Article 3.

3.1 Section 3.1(e) of the Agreement Terms and Conditions is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

3.2 Section 3.2 of the Agreement Terms and Conditions is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

4. Amendments to Article 6.

4.1 Clause (ii) of Section 6.1 of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,"

4.2 Section 6.1 of the Agreement Terms and Conditions is further amended by deleting the period at the end of such Section 6.1 and inserting in place thereof the following clause: "and (iv) the Individual Disposal by Truck Fee, if any."

4.3 <u>Section 6.3(d)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "<u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.".

5. <u>Amendments to Article 8</u>. Clause (d) of <u>Section 8.2</u> of the Agreement Terms and Conditions is hereby amended by deleting the phrase "and <u>Section 17.11</u> shall" and inserting in place thereof the clause: ", <u>Section 17.11</u> and <u>Section 18.7</u> shall".

6. <u>New Article 18</u>. The following new <u>Article 18</u> shall be inserted immediately following the conclusion of <u>Article 17</u> of the Agreement Terms and Conditions:

Article 18
Pipeline Unavailability

<u>Section 18.1 Effectiveness; Pipeline Unavailability</u>. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under <u>Section 2.3(b)</u> that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in <u>Section 18.2</u>. To the extent Producer exercises its Trucking Election, this <u>Article 18</u> shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than <u>Articles 4</u>, <u>7</u> (other than <u>Section 7.3</u> as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of <u>Section 18.3(d)</u>) and <u>9</u> and <u>Sections 5.1</u>, <u>5.2</u>, <u>5.3</u>, <u>5.4</u>, and <u>5.6</u>.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under <u>Sections 3.3(a)</u> and <u>3.3(b)</u> of the Agreement or to a temporary release under <u>Section 2.4(b)(ii)</u> of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather

than exercising its right to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii). If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii) until such time as the agreed upon connection date has passed.

Section 18.2 Exercise of Trucking Election.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to Section 5.5.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 Delivery of and Title to Trucked Volumes.

(a) Trucked Water Services Obligation. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "Trucked Volumes".

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

7. <u>Amendments to Agreement Addendum</u>.

7.1 The specifications regarding the "Individual Second Phase Rate" appearing in the Agreement Addendum are hereby amended and restated in their entirety and the specifications regarding the "Individual Disposal By Truck Fee" are hereby added to the Agreement Addendum as follows:

Individual Second Phase Fee	[**].
Individual Disposal by Truck Fee	[**].

8. <u>Confidentiality</u>. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

9. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

10. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

11. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

12. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 11
Second Amended and Restated Produced Water Services Agreement
Green River Produced Water Agreement
GRMU03-PW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: By: /s/ Gary W. Willingham
     Gary W. Willingham
     Executive Vice President

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS   )

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
GREEN RIVER DEVCO LP

By: Green River DevCo GP LLC
     By: Noble Midstream Services, LLC

          By: /s/ Terry R. Gerhart
        Terry R. Gerhart
        Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Green River DevCo GP LLC, which is the general partner of Green River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                      /s/ Joanne Garner
                                      Notary Public

Amendment 01 – Signature Page 2
Second Amended and Restated Produced Water Services Agreement
Green River Produced Water Agreement
GRMU03-PW

Execution Version

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
PRODUCED WATER SERVICES AGREEMENT

BRONCO
CONTRACT NUMBER: GUBR04-PW

This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Gunnison River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Produced Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GUBR04-PW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 04 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, pursuant to <u>Section 2.1</u> of the Agreement Terms and Conditions, Producer has dedicated and committed to deliver to Midstream Co under the Agreement, as and when produced, all of the Dedicated Production and agreed not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

WHEREAS, at certain times prior to or after connection of the Individual System to a particular Well or Separator Facility, the Individual System may not be available to accept deliveries of Dedicated Production.

WHEREAS, during such times, Producer remains obligated to deliver the Dedicated Production to Midstream Co and Midstream Co remains obligated to arrange for the disposal of such Dedicated Production, and the Parties desire to amend the Agreement to provide for the flexibility required.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of produced water services to which Producer or Midstream Co is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments to Article 1</u>.

  1.1 The following defined terms are hereby amended and restated in their entirety to read as follows:

  "<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

  "<u>Individual Fee</u>" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in <u>Section 6.2(b)</u>, such term shall not include any Reimbursed Amount.

  "<u>Individual Second Phase Fee</u>" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading "Individual Second Phase Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

1.2 The defined terms "Drip Condensate", "Gas", "Gas System", "Individual Second Phase Rate", and "Other Services" are hereby deleted.

1.3 Clauses (a) and (b) of the defined term "Dedicated Production" are hereby amended and restated to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and".

1.4 The defined term "Product" is hereby amended by inserting the following sentence at the end of such definition:

"In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co."

1.5 The defined term "Services" is hereby amended by deleting "and (g)" at the end of clause (f) and inserting in place thereof the following: ", (g) Trucked Water Services and (h)".

1.6 The following new definitions shall be added to Article 1 in alphabetical order:

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

2. Amendments to Article 2.

2.1 Section 2.3(b) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(b) following the date set forth in writing between Producer and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked Water Services Commencement Date"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "Trucking Election"); and".

2.2 Section 2.3(d) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

2.3 Section 2.4(b)(iv) of the Agreement Terms and Conditions is amended and restated in its entirety to read: "(iv) *Reserved.*".

3. Amendments to Article 3.

3.1 Section 3.1(e) of the Agreement Terms and Conditions is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

3.2 Section 3.2 of the Agreement Terms and Conditions is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

4. Amendments to Article 6.

4.1 Clause (ii) of Section 6.1 of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,"

4.2 Section 6.1 of the Agreement Terms and Conditions is further amended by deleting the period at the end of such Section 6.1 and inserting in place thereof the following clause: "and (iv) the Individual Disposal by Truck Fee, if any."

4.3 Section 6.3(d) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "Other System Fuel. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.".

5. Amendments to Article 8. Clause (d) of Section 8.2 of the Agreement Terms and Conditions is hereby amended by deleting the phrase "and Section 17.11 shall" and inserting in place thereof the clause: ", Section 17.11 and Section 18.7 shall".

6. New Article 18. The following new Article 18 shall be inserted immediately following the conclusion of Article 17 of the Agreement Terms and Conditions:

Article 18
Pipeline Unavailability

Section 18.1 Effectiveness; Pipeline Unavailability. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under Section 2.3(b) that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in Section 18.2. To the extent Producer exercises its Trucking Election, this Article 18 shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than Articles 4, 7 (other than Section 7.3 as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of Section 18.3(d)) and 9 and Sections 5.1, 5.2, 5.3, 5.4, and 5.6.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under Sections 3.3(a) and 3.3(b) of the Agreement or to a temporary release under Section 2.4(b)(ii) of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather than exercising its right to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii). If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii) until such time as the agreed upon connection date has passed.

Section 18.2 Exercise of Trucking Election.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to Section 5.5.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 <u>Delivery of and Title to Trucked Volumes</u>.

(a) <u>Trucked Water Services Obligation</u>. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "Trucked Volumes".

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

7. <u>Amendments to Agreement Addendum</u>.

7.1 The description of the "Dedication Area" appearing in Agreement Addendum is hereby amended and restated in its entirety to read as follows:

Dedication Area   The following areas within Weld County, Colorado

Township	Range	Sections
5N	65W	13, S/2 21, S/2 22, 23-27, 33-36
5N	64W	7-9, 16-21, 28-33
4N	67W	25, 36
4N	66W	1-3, 8-36
4N	65W	ALL
4N	64W	4-9, 16-21, 28-31

Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.

7.1 The specifications regarding the "Individual Second Phase Rate" appearing in the Agreement Addendum are hereby amended and restated in their entirety and the specifications regarding the "Individual Disposal By Truck Fee" are hereby added to the Agreement Addendum as follows:

Individual Second Phase Fee   [**].
Individual Disposal by Truck Fee   [**].

8. <u>Confidentiality</u>. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

9. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

10. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

11. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

12. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 11
Second Amended and Restated Produced Water Services Agreement
Gunnison River Produced Water Agreement
GUBR04-PW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
GUNNISON RIVER DEVCO LP

   By: Gunnison River DevCo GP LLC
      By: Noble Midstream Services, LLC

         By: /s/ Terry R. Gerhart
            Terry R. Gerhart
            Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS   )

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Gunnison River DevCo GP LLC, which is the general partner of Gunnison River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                        /s/ Joanne Garner
                                        Notary Public

Amendment 01 – Signature Page 2
Second Amended and Restated Produced Water Services Agreement
Gunnison River Produced Water Agreement
GUBR04-PW

Execution Version

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
PRODUCED WATER SERVICES AGREEMENT**

GREELEY CRESCENT
CONTRACT NUMBER:LAGC05-PW


This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Laramie River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Produced Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number LAGC05-PW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 05 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, pursuant to <u>Section 2.1</u> of the Agreement Terms and Conditions, Producer has dedicated and committed to deliver to Midstream Co under the Agreement, as and when produced, all of the Dedicated Production and agreed not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

WHEREAS, at certain times prior to or after connection of the Individual System to a particular Well or Separator Facility, the Individual System may not be available to accept deliveries of Dedicated Production.

WHEREAS, during such times, Producer remains obligated to deliver the Dedicated Production to Midstream Co and Midstream Co remains obligated to arrange for the disposal of such Dedicated Production, and the Parties desire to amend the Agreement to provide for the flexibility required.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of produced water services to which Producer or Midstream Co is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments to Article 1</u>.

   1.1 The following defined terms are hereby amended and restated in their entirety to read as follows:

   "<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

   "<u>Individual Fee</u>" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in <u>Section 6.2(b)</u>, such term shall not include any Reimbursed Amount.

   "<u>Individual Second Phase Fee</u>" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading

"Individual Second Phase Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

1.2 The defined terms "Drip Condensate", "Gas", "Gas System", "Individual Second Phase Rate", and "Other Services" are hereby deleted.

1.3 Clauses (a) and (b) of the defined term "Dedicated Production" are hereby amended and restated to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and".

1.4 The defined term "Product" is hereby amended by inserting the following sentence at the end of such definition:

"In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co."

1.5 The defined term "Services" is hereby amended by deleting "and (g)" at the end of clause (f) and inserting in place thereof the following: ", (g) Trucked Water Services and (h)".

1.6 The following new definitions shall be added to Article 1 in alphabetical order:

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

Amendment 01 – Page 3
Second Amended and Restated Produced Water Services Agreement
Laramie River Produced Water Agreement
LAGC05-PW

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Midstream Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline

Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

2. Amendments to Article 2.

2.1 Section 2.3(b) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(b) following the date set forth in writing between Producer and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked Water Services Commencement Date"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "Trucking Election"); and".

2.2 Section 2.3(d) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

2.3 Section 2.4(b)(iv) of the Agreement Terms and Conditions is amended and restated in its entirety to read: "(iv) *Reserved*.".

3. Amendments to Article 3.

3.1 Section 3.1(e) of the Agreement Terms and Conditions is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

3.2 Section 3.2 of the Agreement Terms and Conditions is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer

shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

4. <u>Amendments to Article 6</u>.

4.1 Clause (ii) of <u>Section 6.1</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,"

4.2 <u>Section 6.1</u> of the Agreement Terms and Conditions is further amended by deleting the period at the end of such <u>Section 6.1</u> and inserting in place thereof the following clause: "and (iv) the Individual Disposal by Truck Fee, if any."

4.3 <u>Section 6.3(d)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows: "<u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.".

5. <u>Amendments to Article 8</u>. Clause (d) of <u>Section 8.2</u> of the Agreement Terms and Conditions is hereby amended by deleting the phrase "and <u>Section 17.11</u> shall" and inserting in place thereof the clause: ", <u>Section 17.11</u> and <u>Section 18.7</u> shall".

6. <u>New Article 18</u>. The following new <u>Article 18</u> shall be inserted immediately following the conclusion of <u>Article 17</u> of the Agreement Terms and Conditions:

Article 18
Pipeline Unavailability

<u>Section 18.1 Effectiveness; Pipeline Unavailability</u>. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under <u>Section 2.3(b)</u> that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in <u>Section 18.2</u>. To the extent Producer exercises its Trucking Election, this <u>Article 18</u> shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than <u>Articles 4</u>, <u>7</u> (other

than Section 7.3 as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of Section 18.3(d)) and 9 and Sections 5.1, 5.2, 5.3, 5.4, and 5.6.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under Sections 3.3(a) and 3.3(b) of the Agreement or to a temporary release under Section 2.4(b)(ii) of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather than exercising its right to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii). If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under Section 2.4(a)(i) and Section 2.4(a)(ii) until such time as the agreed upon connection date has passed.

Section 18.2 Exercise of Trucking Election.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to Section 5.5.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks

and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 <u>Delivery of and Title to Trucked Volumes</u>.

(a) <u>Trucked Water Services Obligation</u>. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "Trucked Volumes".

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

7. <u>Amendments to Agreement Addendum</u>.

7.1 The description of the "Dedication Area" appearing in Agreement Addendum 05 is hereby amended and restated in its entirety to read as follows:

Dedication Area   The following areas within Weld County, Colorado

Township	Range	Sections
T7N	R65W	ALL
T6N	R65W	1-5, 9-17, 20-29, 33-36
T5N	R67W	13, 14, 23-26, 35, 36
T5N	R66W	18-20, 25, S/2 26, 27-36
T5N	R65W	1-3, E/2 4, 14
T4N	R67W	1,2, 26, 27, 34, 35

Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.

7.1 The specifications regarding the "Individual Second Phase Rate" appearing in the Agreement Addendum are hereby amended and restated in their entirety and the specifications regarding the "Individual Disposal By Truck Fee" are hereby added to the Agreement Addendum as follows:

Individual Second   [**].
Phase Fee

Individual   [**].
Disposal by Truck
Fee

8. <u>Confidentiality</u>. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the

pricing terms of the Agreement and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

9. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

10. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

11. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

12. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
     Gary W. Willingham
     Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                      /s/ Joanne Garner
                      Notary Public

"Midstream Co"
LARAMIE RIVER DEVCO LP

    By: Laramie River DevCo GP LLC
        By: Noble Midstream Services, LLC

                    By: /s/ Terry R. Gerhart
                        Terry R. Gerhart
                        Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Laramie River DevCo GP LLC, which is the general partner of Laramie River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                      /s/ Joanne Garner
                                      Notary Public

Exhibit 10.18.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
FRESH WATER SERVICES AGREEMENT

WELLS RANCH
CONTRACT NUMBER: CRWR01-FW


This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Colorado River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Date"). This Amendment modifies that certain Second Amended and Restated Fresh Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number CRWR01-FW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 01 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is to correct an error in certain specifications set out in Section 7.1(a) of the Agreement Terms and Conditions, and incorporated in the Agreement Addendum, and to make certain other technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of fresh water services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

1.1 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities that can be operated independently of other Facility Segments. For example, a Facility Segment may begin at a Receipt Point and end at a Retention Facility, begin at a Retention Facility and end at a Delivery Point or have another configuration. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee and the Individual Second Phase Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

1.2 Section 2.4(b)(iv) of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved*.".

1.3 Section 3.1(e) of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.4 Section 6.3 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 6.3 Producer, at its sole cost and expense, shall procure all fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.5 The last row of the chart in Section 7.1(a) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows:

| Particulate Size | 100 nominal micron | 100 nominal micron |

2. <u>Clarification Regarding Second Phase Services</u>. Midstream Co shall have the option to deliver Fresh Water through an Internal Transfer Point as described in the definition of "Services" in the Agreement (which appears in the Agreement Terms and Conditions) or directly to a Delivery Point without transporting Fresh Water through an Internal Transfer Point. The Individual Second Phase Fee shall be equal to zero for any Fresh Water that Midstream Co elects to deliver directly to a Delivery Point without passing through an Internal Transfer Point.

3. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

4. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

5. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Date, this Amendment shall for all purposes constitute a part of the Agreement.

6. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

7. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 3
Second Amended and Restated Fresh Water Services Agreement
Colorado River Fresh Water Agreement
CRWR01-FW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Date.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
COLORADO RIVER DEVCO LP

By: Colorado River DevCo GP LLC
    By: Noble Midstream Services, LLC

        By: /s/ Terry R. Gerhart
            Terry R. Gerhart
            Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Colorado River DevCo GP LLC, which is the general partner of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                        /s/ Joanne Garner
                        Notary Public

Exhibit 10.19.2

Execution Version

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
FRESH WATER SERVICES AGREEMENT**

NORTHERN COLORADO
CONTRACT NUMBER: SJNC02-FW


This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and San Juan River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Date"). This Amendment modifies that certain Second Amended and Restated Fresh Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number SJNC02-FW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 02 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum 02 and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 17.5 of the Agreement (which appears in the Agreement Terms and Conditions) permits the Parties to amend provisions of the Agreement relating to fees by a written agreement that is executed by all Parties and is expressly identified as an amendment or modification.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of fresh water services to which Producer is a party.

WHEREAS, pursuant to the definition of "Services" Midstream Co is only required to accept a volume of Fresh Water at all Receipt Points on an Individual System that does not exceed the capacity then available in the applicable Individual System and Producer's Fresh Water requirements in Northern Colorado exceed the capacity currently available on the Individual System servicing Northern Colorado.

WHEREAS, Producer has requested and Midstream Co has agreed to expand the Individual System by adding a new Retention Facility, and Midstream Co has contracted with a Third Party vendor to finance and construct such facility for Midstream Co's use in satisfying Producer's demand.

WHEREAS, Producer and Midstream Co also desire to correct an error in certain specifications set out in Section 7.1(a) of the Agreement Terms and Conditions.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments</u>.

    1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following definitions in alphabetical order:

"<u>Commitment Period</u>" means the period from the date that operations at Starlight Pond commence until the fifth anniversary thereof.

"<u>Excused Amount</u>" means the sum of the following, stated in Barrels: (i) if Starlight Pond is not ready to accept deliveries of and store Fresh Water by September 1, 2016, then 30,000 Barrels for each Day, beginning on September 2, 2016, when Starlight Pond is not in service or is otherwise unavailable to store Fresh Water until Starlight Pond is placed in service and available to store Fresh Water, and (ii) if during the Commitment Period, the number of Unavailable Days exceeds an aggregate of more than 60 Days, the product of (A) 10,000,000 Barrels less the amount determined pursuant to clause (i) of this definition, and (B) a fraction, the numerator of which is equal to the number of Unavailable Days during the Commitment Period in excess of 60 Days, and the denominator of which is equal to the total number of Days in the Commitment Period.

"<u>Shortfall Amount</u>" has the meaning set forth in <u>Section 6.1(b)</u>.

"<u>Shortfall Payment</u>" has the meaning set forth in <u>Section 6.1(b)</u>.

Amendment 01 – Page 2
Second Amended and Restated Fresh Water Services Agreement
San Juan River Fresh Water Agreement
SJNC02-FW

"Starlight Pond" has the meaning agreed by the Parties in writing.

"Starlight Pond Fee" means the fee calculated as described in clause (iv) of Section 6.1(a).

"Starlight Pond Rate" means the Monthly rate for providing Services at the Starlight Pond, as set forth opposite the heading "Starlight Pond Rate" on the applicable Midstream Agreement Addendum.

"Unavailable Day" means any Day on which Starlight Pond is not in service or is otherwise unavailable to store Fresh Water, other than due to any normal and routine maintenance, repair, or modification projects for which Midstream Co provided Producer with at least 30 Days' advance notice or any event of Force Majeure.

1.2 Section 2.4(b)(iv) of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

1.3 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities that can be operated independently of other Facility Segments. For example, a Facility Segment may begin at a Receipt Point and end at a Retention Facility, begin at a Retention Facility and end at a Delivery Point or have another configuration. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Starlight Pond Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

1.4 Section 3.1(e) of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System

Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

      1.5 <u>Section 6.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 6.1 <u>Fees</u>.

(a) <u>Payment of Fees</u>. Producer shall pay Midstream Co in accordance with the terms of this Agreement, for each Month in which Midstream Co provides Services with respect to the Fresh Water within an Individual System that is subject to this Agreement, an amount equal to the sum of (i) the product of (x) the aggregate quantity of such Fresh Water, stated in Barrels, delivered to Producer by Midstream Co at the applicable Internal Transfer Point for such Fresh Water within the applicable Individual System during such Month, multiplied by (y) the applicable Individual First Phase Rate, (ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area, (iii) an amount equal to Producer's allocated portion of the actual costs incurred by Midstream Co for electricity required to provide Services, such allocation to be based upon the aggregate volumes of Fresh Water received by Midstream Co, and (iv) the product of (x) the aggregate quantity of such Fresh Water, stated in Barrels, extracted from Starlight Pond for the account of Producer during such Month, multiplied by (y) the applicable Starlight Pond Rate corresponding to the cumulative volumes of Fresh Water extracted from the Starlight Pond by Midstream Co (whether for the account of Producer or a Third Party) since the first date Services are provided at the Starlight Pond.

(b) <u>Minimum Volume to Starlight Pond</u>. If the aggregate quantity of Fresh Water, stated in Barrels, extracted from Starlight Pond for the account of Producer and Third Parties during the Commitment Period is equal to or less than 10,000,000 Barrels, then Midstream Co shall include on an invoice delivered to Producer within 60 days of the termination of the Commitment Period, and Producer shall pay Midstream Co in accordance with the payment provisions of <u>Article X</u>, an amount equal to the product of (i) an amount equal to (x) 10,000,000 Barrels, minus (y) the aggregate quantity of Fresh Water, stated in Barrels, extracted from Starlight Pond by Midstream Co for the account of Producer and Third Parties, minus (z) the Excused Amount (the amount determined pursuant to this clause (i), the "<u>Shortfall Amount</u>"), multiplied by (ii) the Starlight Pond Rate that would have applied had the Shortfall Amount actually been extracted from Starlight Pond by Midstream Co for the account of Producer (the "<u>Shortfall Payment</u>"). Upon receipt of such Shortfall Payment, Midstream Co shall credit the Shortfall Payment against any Starlight Pond Fees that would otherwise be owed by Producer to Midstream Co pursuant to <u>Section 6.1(a)</u> during the two-year period beginning on the expiration of the Commitment Period and ending on the earlier of (1) the date that such credit has been exhausted and (2) the expiration of such two-year period. During such time, Midstream

Co shall continue to prepare and deliver invoices to Producer as required by Article X, except that such invoices shall show (1) the amount due and owing from Producer for the applicable Invoice Month, (2) how much of the amount due under the applicable invoice has been set off against the Shortfall Payment, and (3) how much of the Shortfall Payment remains to be credited back to Producer.

1.6 Section 6.3 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 6.3 Producer, at its sole cost and expense, shall procure all fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.7 The last row of the chart in Section 7.1(a) of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Particulate Size	100 nominal micron	100 nominal micron

1.8 Section 8.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 8.1 Term. The term of this Agreement commenced on January 1, 2015, which is the original effective date of the Parties' agreement regarding the matters set forth herein, and this Agreement remain in effect until January 1, 2030 (the "Initial Term") and thereafter on a Year to Year basis until terminated by Midstream Co or Producer effective upon the expiration of the Initial Term or the expiration of any Year thereafter upon notice no less than 90 Days prior to the expiration of the Initial Term or the expiration of any Year thereafter (such period of time, the "Term"). Notwithstanding the foregoing, (a) with respect to the OpCo Agreement Addendum only, this Agreement shall continue for so long as any Original Midstream Co remains a Party under any Midstream Agreement Addendum then in effect and shall automatically terminate at such time as no Original Midstream Co remains a Party to any Midstream Agreement Addendum, and (b) if title to all or any portion of the Individual System is transferred to Timbro Land and Cattle Company, LLC pursuant to the Commercial Water Sales Contract, dated October 10, 2012, between Timbro Land and Cattle Company, LLC and Noble Energy, Inc., then this Agreement shall automatically terminate effective as of the date such title transfers.

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].

1.9 The following specifications regarding a “Starlight Pond Rate” shall be added to Agreement Addendum immediately following the specifications for “Individual Second Phase Fee”:

	Cumulative volumes of Fresh Water extracted from the Starlight Pond by Midstream Co (whether for the account of Producer or a Third Party) since the first date Services are provided at the Starlight Pond	**Starlight Pond Rate**
Starlight Pond Rate	Up to and including 3,000,000 Barrels	$[**]/ Barrel
	3,000,001 to 10,000,000 Barrels	$[**]/ Barrel
	Greater than 10,000,000 Barrels	$[**]/ Barrel

2. Clarification Regarding Second Phase Services. Midstream Co shall have the option to deliver Fresh Water through an Internal Transfer Point as described in the definition of “Services” in the Agreement (which appears in the Agreement Terms and Conditions) or directly to a Delivery Point without transporting Fresh Water through an Internal Transfer Point. The Individual Second Phase Fee shall be equal to zero for any Fresh Water that Midstream Co elects to deliver directly to a Delivery Point without passing through an Internal Transfer Point.

3. Records. Midstream Co shall keep records of the cumulative volumes of Fresh Water extracted from the Starlight Pond (whether for the account of Producer or a Third Party) since the first date Services are provided at the Starlight Pond, and Producer’s audit rights under the Agreement (which appear in the Agreement Terms and Conditions) shall extend to such records.

4. Confidentiality. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

5. Confirmation. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

6. No Waiver. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor

constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Date, this Amendment shall for all purposes constitute a part of the Agreement.

7. Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

8. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 7
Second Amended and Restated Fresh Water Services Agreement
San Juan River Fresh Water Agreement
SJNC02-FW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Date.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

"Midstream Co"
SAN JUAN RIVER DEVCO LP

By: San Juan River DevCo GP LLC
     By: Noble Midstream Services, LLC

          By: /s/ Terry R. Gerhart
             Terry R. Gerhart
             Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of San Juan River DevCo GP LLC, which is the general partner of San Juan River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                          /s/ Joanne Garner
                                          Notary Public

Exhibit 10.20.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
FRESH WATER SERVICES AGREEMENT

MUSTANG
CONTRACT NUMBER: GRMU03-FW

This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Green River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Date"). This Amendment modifies that certain Second Amended and Restated Fresh Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GRMU03-FW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 03 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is to correct an error in certain specifications set out in Section 7.1(a) of the Agreement Terms and Conditions, and incorporated in the Agreement Addendum, and to make certain other technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of fresh water services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

1.1 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities that can be operated independently of other Facility Segments. For example, a Facility Segment may begin at a Receipt Point and end at a Retention Facility, begin at a Retention Facility and end at a Delivery Point or have another configuration. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee and the Individual Second Phase Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

1.2 Section 2.4(b)(iv) of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

1.3 Section 3.1(e) of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.4 Section 6.3 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 6.3 Producer, at its sole cost and expense, shall procure all fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.5 The last row of the chart in Section 7.1(a) of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows:

Particulate Size	100 nominal micron	100 nominal micron

2. <u>Clarification Regarding Second Phase Services</u>. Midstream Co shall have the option to deliver Fresh Water through an Internal Transfer Point as described in the definition of "Services" in the Agreement (which appears in the Agreement Terms and Conditions) or directly to a Delivery Point without transporting Fresh Water through an Internal Transfer Point. The Individual Second Phase Fee shall be equal to zero for any Fresh Water that Midstream Co elects to deliver directly to a Delivery Point without passing through an Internal Transfer Point.

3. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

4. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

5. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Date, this Amendment shall for all purposes constitute a part of the Agreement.

6. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

7. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 3
Second Amended and Restated Fresh Water Services Agreement
Green River Fresh Water Agreement
GRMU03-FW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Date.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                                     /s/ Joanne Garner
                                                     Notary Public

"Midstream Co"
GREEN RIVER DEVCO LP

    By: Green River DevCo GP LLC
        By: Noble Midstream Services, LLC

            By: /s/ Terry R. Gerhart
                Terry R. Gerhart
                Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Green River DevCo GP LLC, which is the general partner of Green River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                  /s/ Joanne Garner
                                  Notary Public

Exhibit 10.21.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
FRESH WATER SERVICES AGREEMENT

BRONCO
CONTRACT NUMBER: GUBR04-FW


This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Gunnison River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Fresh Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GUBR04-FW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 04 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is to correct an error in certain specifications set out in Section 7.1(a) of the Agreement Terms and Conditions, and incorporated in the Agreement Addendum, and to make certain other technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of fresh water services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1.   Amendments.

1.1 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities that can be operated independently of other Facility Segments. For example, a Facility Segment may begin at a Receipt Point and end at a Retention Facility, begin at a Retention Facility and end at a Delivery Point or have another configuration. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee and the Individual Second Phase Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

1.2 Section 2.4(b)(iv) of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

1.3 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.4 <u>Section 6.3</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

Section 6.3 Producer, at its sole cost and expense, shall procure all fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.5 The last row of the chart in <u>Section 7.1(a)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows:

Particulate Size   100 nominal micron   100 nominal micron

1.6 The description of the "Dedication Area" appearing in Agreement Addendum is hereby amended and restated in its entirety to read as follows:

Dedication Area   The following areas within Weld County, Colorado

Township	Range	Sections
5N	65W	13, S/2 21, S/2 22, 23-27, 33-36
5N	64W	7-9, 16-21, 28-33
4N	67W	25, 36
4N	66W	1-3, 8-36
4N	65W	ALL
4N	64W	4-9, 16-21, 28-31

Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.

2. <u>Clarification Regarding Second Phase Services</u>. Midstream Co shall have the option to deliver Fresh Water through an Internal Transfer Point as described in the definition of "Services" in the Agreement (which appears in the Agreement Terms and Conditions) or directly to a Delivery Point without transporting Fresh Water through an Internal Transfer Point. The Individual Second Phase Fee shall be equal to zero for any Fresh Water that Midstream Co elects to deliver directly to a Delivery Point without passing through an Internal Transfer Point.

3. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

4. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

5. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

6. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

7. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 4
Second Amended and Restated Fresh Water Services Agreement
Gunnison River Fresh Water Agreement
GUBR04-FW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                      /s/ Joanne Garner
                                        Notary Public

"Midstream Co"
GUNNISON RIVER DEVCO LP

By: Gunnison River DevCo GP LLC
    By: Noble Midstream Services, LLC

By: /s/ Terry R. Gerhart_____
    Terry R. Gerhart
    Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Gunnison River DevCo GP LLC, which is the general partner of Gunnison River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner_____
Notary Public

Amendment 01 – Signature Page 2
Second Amended and Restated Fresh Water Services Agreement
Gunnison River Fresh Water Agreement
GUBR04-FW

Exhibit 10.22.1.1

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
FRESH WATER SERVICES AGREEMENT

GREELEY CRESCENT
CONTRACT NUMBER: LAGC05-FW

This AMENDMENT 01 (this "Amendment") shall be effective among Noble Energy, Inc., a Delaware corporation (the "Producer") and Laramie River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Agreement Effective Time"). This Amendment modifies that certain Second Amended and Restated Fresh Water Services Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number LAGC05-FW and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 05 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is to correct an error in certain specifications set out in Section 7.1(a) of the Agreement Terms and Conditions, and incorporated in the Agreement Addendum, and to make certain other technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of fresh water services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

    1.1 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities that can be operated independently of other Facility Segments. For example, a Facility Segment may begin at a Receipt Point and end at a Retention Facility, begin at a Retention Facility and end at a Delivery Point or have another configuration. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual Fee" means the aggregate of the Individual First Phase Fee and the Individual Second Phase Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

    1.2 Section 2.4(b)(iv) of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

    1.3 Section 3.1(e) of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum,

such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

     1.4 <u>Section 6.3</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

> Section 6.3 Producer, at its sole cost and expense, shall procure all fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

     1.5 The last row of the chart in <u>Section 7.1(a)</u> of the Agreement Terms and Conditions is hereby amended and restated in its entirety to read as follows:

Particulate Size	100 nominal micron	100 nominal micron		

     1.1 The description of the "Dedication Area" appearing in Agreement Addendum is hereby amended and restated in its entirety to read as follows:

Dedication Area	The following areas within Weld County, Colorado
	<table><tr><th>Township</th><th>Range</th><th>Sections</th></tr><tr><td>T7N</td><td>R65W</td><td>ALL</td></tr><tr><td>T6N</td><td>R65W</td><td>1-5, 9-17, 20-29, 33-36</td></tr><tr><td>T5N</td><td>R67W</td><td>13, 14, 23-26, 35, 36</td></tr><tr><td>T5N</td><td>R66W</td><td>18-20, 25, S/2 26, 27-36</td></tr><tr><td>T5N</td><td>R65W</td><td>1-3, E/2 4, 14</td></tr><tr><td>T4N</td><td>R67W</td><td>1,2, 26, 27, 34, 35</td></tr></table> Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.

    2. <u>Clarification Regarding Second Phase Services</u>. Midstream Co shall have the option to deliver Fresh Water through an Internal Transfer Point as described in the definition of "Services" in the Agreement (which appears in the Agreement Terms and Conditions) or directly to a Delivery Point without transporting Fresh Water through an Internal Transfer Point. The Individual Second Phase Fee shall be equal to zero for any Fresh Water that Midstream Co elects to deliver directly to a Delivery Point without passing through an Internal Transfer Point.

    3. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition,

confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

4. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

5. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

6. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

7. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 4
Second Amended and Restated Fresh Water Services Agreement
Laramie River Fresh Water Agreement
LAGC05-FW

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Amendment 01 – Signature Page 1
Second Amended and Restated Fresh Water Services Agreement
Laramie River Fresh Water Agreement
LAGC05-FW

"Midstream Co"
LARAMIE RIVER DEVCO LP

      By: Laramie River DevCo GP LLC
           By: Noble Midstream Services, LLC

                By: /s/ Terry R. Gerhart
                    Terry R. Gerhart
                    Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Laramie River DevCo GP LLC, which is the general partner of Laramie River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                          /s/ Joanne Garner
                                          Notary Public

Exhibit 10.24.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
CRUDE OIL GATHERING AGREEMENT**

WELLS RANCH
CONTRACT NUMBER: CRWR01-OG

This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and Colorado River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Crude Oil Gathering Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number CRWR01-OG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 01 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of crude oil gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"<u>Other System Fuel</u>" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*,".

1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) *Reserved.*".

1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new <u>clause (e)</u> immediately following <u>clause (d)</u> of such <u>Section 3.2</u>:

"(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

1.7 <u>Section 4.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting both sentences in the middle of <u>clause (g)</u> that start with the phrase "If, upon any test…" and inserting in place thereof the following two sentences: "If, upon any test, any (i) Measurement Device at the Measurement Point is found to be inaccurate by 2.0% or less or (ii) Measurement Device at the Delivery Point is found to be inaccurate by 0.25% or less, previous readings of such Measurement Device will be considered correct in computing the deliveries of Product under this Agreement. If, upon any test, any (1) Measurement Device at the Measurement Point is found to be inaccurate by more than 2.0% or (2) Measurement Device at the Delivery Point is found to be inaccurate by more than 0.25% (excessive meter factor deviation), such Measurement Device will immediately be removed from service, adjusted, repaired or replaced to record accurately (within the manufacturer's allowance for error) and reproved prior to returning to service."

1.8 <u>Section 4.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby further amended by deleting the phrase "inaccurate by 0.25% or less, the Owner" from the last sentence of clause (g) and inserting in place thereof the phrase: "inaccurate by 2.0% or less or 0.25% or less, as applicable, the Owner".

1.9 <u>Section 6.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

<p align="center">*(Signature Pages follow)*</p>

<p align="center">*Amendment 01 – Page 4*
Second Amended and Restated Crude Oil Gathering Agreement
Colorado River Crude Oil Gathering Agreement
CRWR01-OG</p>

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Amendment 01 – Signature Page 1
Second Amended and Restated Crude Oil Gathering Agreement
Colorado River Crude Oil Gathering Agreement
CRWR01-OG

"Midstream Co"
COLORADO RIVER DEVCO LP

       By: Colorado River DevCo GP LLC
            By: Noble Midstream Services, LLC

                  By: /s/ Terry R. Gerhart
                         Terry R. Gerhart
                         Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Colorado River DevCo GP LLC, which is the general partner of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                                /s/ Joanne Garner
                                                Notary Public

Exhibit 10.25.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
CRUDE OIL GATHERING AGREEMENT

NORTHERN COLORADO
CONTRACT NUMBER: CRNC02-OG


This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and Colorado River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Crude Oil Gathering Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number CRNC02-OG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 02 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of crude oil gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments</u>.

    1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"<u>Other System Fuel</u>" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

    1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) Reserved,".

    1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

    1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) Reserved.".

    1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

1.7 <u>Section 6.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

Amendment 01 – Page 4
Second Amended and Restated Crude Oil Gathering Agreement
Colorado River Crude Oil Gathering Agreement (NoCo)
CRNC02-OG

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS   )

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018


/s/ Joanne Garner
Notary Public


Amendment 01 – Signature Page 1
Second Amended and Restated Crude Oil Gathering Agreement
Colorado River Crude Oil Gathering Agreement (NoCo)
CRNC02-OG

"Midstream Co"
COLORADO RIVER DEVCO LP

By: Colorado River DevCo GP LLC
     By: Noble Midstream Services, LLC

          By: /s/ Terry R. Gerhart
             Terry R. Gerhart
             Chief Executive Officer

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member Colorado River DevCo GP LLC, which is the general partner of Colorado River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                      /s/ Joanne Garner
                      Notary Public

Exhibit 10.26.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202


AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
CRUDE OIL GATHERING AGREEMENT

MUSTANG
CONTRACT NUMBER: GRMU03-OG


This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and Green River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Crude Oil Gathering Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GRMU03-OG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 03 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, the Parties acknowledge that the purpose of this Amendment is make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of crude oil gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments</u>.

    1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"<u>Other System Fuel</u>" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

    1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) Reserved,".

    1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

    1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) Reserved.".

    1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

1.7 <u>Section 6.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public


Amendment 01 – Signature Page 1
Second Amended and Restated Crude Oil Gathering Agreement
Green River Crude Oil Gathering Agreement
GRMU03-OG


"Midstream Co"
GREEN RIVER DEVCO LP

By: Green River DevCo GP LLC
By: Noble Midstream Services, LLC

By: /s/ Terry R. Gerhart
Terry R. Gerhart
Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS   )

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Green River DevCo GP LLC, which is the general partner of Green River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Exhibit 10.27.2

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite
2200 Denver, CO 80202

AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
CRUDE OIL GATHERING AGREEMENT

BRONCO
CONTRACT NUMBER: GUBR04-OG

This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and Gunnison River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Crude Oil Gathering Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number GUBR04-OG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 04 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with

an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, in addition, the Parties acknowledge that a purpose of this Amendment is to make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of crude oil gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. Amendments.

1.1 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Other System Fuel" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

1.2 Section 1.1 of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) Reserved,".

1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) Reserved.".

1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

1.7 <u>Section 6.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.8 The description of the "Dedication Area" appearing in Agreement Addendum is hereby amended and restated in its entirety to read as follows:

Dedication Area	The following areas within Weld County, Colorado		
	Township	Range	Sections
	5N	65W	13, S/2 21, S/2 22, 23-27, 33-36
	5N	64W	7-9, 16-21, 28-33
	4N	67W	25, 36
	4N	66W	1-3, 8-36
	4N	65W	ALL
	4N	64W	4-9, 16-21, 28-31
	Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.		

2. Confidentiality. Pursuant to Section 17.11 of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. Confirmation. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. No Waiver. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)	
	)	ss.
COUNTY OF HARRIS	)	

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Amendment 01 – Signature Page 1
Second Amended and Restated Crude Oil Gathering Agreement
Gunnison River Crude Oil Gathering Agreement
GUBR04-OG

"Midstream Co"
GUNNISON RIVER DEVCO LP

      By: Gunnison River DevCo GP LLC
            By: Noble Midstream Services, LLC

                    By: /s/ Terry R. Gerhart
                           Terry R. Gerhart
                           Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Gunnison River DevCo GP LLC, which is the general partner of Gunnison River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                      /s/ Joanne Garner
                                        Notary Public

Exhibit 10.28.1.1

When Recorded, Mail To:
Attn: DJ Land Manager
1625 Broadway, Suite 2200
Denver, CO 80202

**AMENDMENT 01
TO
THAT CERTAIN
SECOND AMENDED AND RESTATED
CRUDE OIL GATHERING AGREEMENT**

GREELEY CRESCENT
CONTRACT NUMBER: LAGC05-OG

This AMENDMENT 01 (this "Amendment") shall be effective as among Noble Energy, Inc., a Delaware corporation (the "Producer") and Laramie River DevCo LP, a Delaware limited partnership, together with its permitted successors and assigns ("Midstream Co") as of September 1, 2016 (the "Amendment Effective Time"). This Amendment modifies that certain Second Amended and Restated Crude Oil Gathering Agreement, effective as of March 31, 2016 (the "Agreement"), which has been given contract number LAGC05-OG and is comprised of (i) that certain Second Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), last updated March 31, 2016, together with (ii) that certain Second Amended and Restated Agreement Addendum 05 (the "Agreement Addendum"), effective as of March 31, 2016. The Agreement Terms and Conditions, the Agreement Addendum and this Amendment shall constitute one contract and shall be the Agreement of the Parties.

WHEREAS, capitalized terms used herein have the meanings assigned to such terms in the Agreement Terms and Conditions.

WHEREAS, Section 16.1 of the Agreement (which appears in the Agreement Terms and Conditions) prohibits either Party to the Agreement from assigning its rights and obligations, except that Producer may assign its rights and obligations to any Person (herein, the "Transferee") to whom Producer transfers Dedicated Properties so long as such Transferee assumes the rights and obligations of Producer with respect to such transferred Dedicated Properties.

WHEREAS, pursuant to that certain Purchase and Sale Agreement, by and among Producer, NBL Energy Royalties, Inc. and Noble Energy WyCo, LLC, collectively as the Seller, and Synergy Resources Corporation, as Purchaser (the "Transferee"), executed May 2, 2016 with an effective time of April 1, 2016 at 12:01 AM, Producer agreed to sell approximately 30,000 acres of the Dedicated Properties to the Transferee.

WHEREAS, in addition, the Parties acknowledge that a purpose of this Amendment is to make certain technical modifications.

WHEREAS, the Parties agree and acknowledge that amendments to the Agreement Terms and Conditions set forth herein constitute an amendment only to the Agreement and not to any other agreement in respect of crude oil gathering services to which Producer is a party.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein and the mutual agreements in the Agreement, Midstream Co and Producer hereby agree as follows:

1. <u>Amendments</u>.

1.1 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by amending and restating the following defined terms in their entirety to read as follows:

"<u>Facility Segment</u>" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"<u>Individual System</u>" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"<u>Other System Fuel</u>" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

1.2 <u>Section 1.1</u> of the Agreement (which appears in the Agreement Terms and Conditions) is further amended by amending and restating clauses (a) and (b) of the defined term "Dedicated Production" to read as follows: "(a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) Reserved,".

1.3 <u>Section 2.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read: "(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production".

1.4 <u>Section 2.4(b)(iv)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is amended and restated in its entirety to read: "(iv) Reserved.".

1.5 <u>Section 3.1(e)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by deleting the sentence that reads as follows "In the sole discretion of each Person serving as a Midstream Co under a Midstream Agreement Addendum, such Midstream Co may work with any other Midstream Co to prepare and deliver a System Plan jointly." and inserting in place thereof the following sentence: "Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities."

1.6 <u>Section 3.2</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended by inserting the following new clause (e) immediately following clause (d) of such Section 3.2:

"(e) Substation and Interconnection Facilities. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses."

1.7 <u>Section 6.3(d)</u> of the Agreement (which appears in the Agreement Terms and Conditions) is hereby amended and restated in its entirety to read as follows:

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

1.8 The description of the "Dedication Area" appearing in Agreement Addendum is hereby amended and restated in its entirety to read as follows:

Dedication Area	The following areas within Weld County, Colorado		
	Township	Range	Sections
	T7N	R65W	ALL
	T6N	R65W	1-5, 9-17, 20-29, 33-36
	T5N	R67W	13, 14, 23-26, 35, 36
	T5N	R66W	18-20, 25, S/2 26, 27-36
	T5N	R65W	1-3, E/2 4, 14
	T4N	R67W	1,2, 26, 27, 34, 35
	Except and excluding the wells, leases, and other acreage described in the property exhibits attached to the Releases of Dedication.		

2. <u>Confidentiality</u>. Pursuant to <u>Section 17.11</u> of the Agreement (which appears in the Agreement Terms and Conditions), the Parties have agreed to treat the information exchanged in connection with and the provisions of the Agreement as confidential. In addition, confidential treatment has been requested with the Securities and Exchange Commission for the pricing terms of the Agreement, and the Parties agree to take appropriate measures to abide by the requirements imposed by the Securities and Exchange Commission to preserve such confidential treatment, if granted.

3. <u>Confirmation</u>. The provisions of the Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment. No provision of the Agreement is amended or otherwise modified hereby, except as expressly stated herein.

4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party to the Agreement, nor constitute a waiver of any provision of the Agreement. On and after the Amendment Effective Time, this Amendment shall for all purposes constitute a part of the Agreement.

5. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto.

6. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

(Signature Pages follow)

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment to the Agreement in duplicate originals to be effective as of the Amendment Effective Time.

"Producer"

NOBLE ENERGY, INC.

By: /s/ Gary W. Willingham
    Gary W. Willingham
    Executive Vice President

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 29th day of August 2016, by Gary W. Willingham as Executive Vice President of Noble Energy, Inc., a Delaware corporation.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Amendment 01 – Signature Page 1
Second Amended and Restated Crude Oil Gathering Agreement
Laramie River Crude Oil Gathering Agreement
LAGC05-OG

"Midstream Co"
LARAMIE RIVER DEVCO LP

      By: Laramie River DevCo GP LLC
              By: Noble Midstream Services, LLC

                      By: /s/ Terry R. Gerhart
                              Terry R. Gerhart
                              Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, which is the sole member of Laramie River DevCo GP LLC, which is the general partner of Laramie River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                        /s/ Joanne Garner
                                        Notary Public

Exhibit 10.35

TEXAS CRUDE OIL GATHERING AGREEMENT

consisting of the

**TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO
CRUDE OIL GATHERING SERVICES**

taken together with the applicable

TEXAS AGREEMENT ADDENDUM

now or in the future effective

TABLE OF CONTENTS

Texas Crude Oil Gathering Agreement

Texas Crude Oil Gathering Agreement

EXHIBITS

Texas Crude Oil Gathering Agreement

TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO
CRUDE OIL GATHERING SERVICES

These TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO CRUDE OIL GATHERING SERVICES (these "Agreement Terms and Conditions") (i) shall be effective with respect to each signatory of each Agreement Addendum as of the Effective Date specified in the applicable Agreement Addendum (defined below), (ii) were last updated as of the Effective Date, (iii) are incorporated into and made a part of each Agreement Addendum, and (iv) taken together with the applicable Agreement Addendum shall constitute one Agreement, separate and apart from any other Agreement governed by these Agreement Terms and Conditions.

Recitals:

A. Producer owns rights, title and interests in certain oil and gas leases and other interests located within the Dedication Area (defined below) that require services related to the gathering of hydrocarbons.

B. Producer wishes to obtain such gathering services from each Midstream Co (defined below) that executes and delivers an Agreement Addendum (defined below) pursuant to these Agreement Terms and Conditions, as modified by the applicable Agreement Addendum.

C. Producer desires to dedicate all crude oil it Controls (defined below) that is attributable to its right, title, and interest in certain oil and gas leases and other interests located within the Dedication Area (defined below) to the Individual System (defined below).

D. Each Midstream Co that executes and delivers an Agreement Addendum owns and operates an Individual System that gathers gas from certain oil and gas leases and other interests.

Agreements:

NOW, THEREFORE, in consideration of the foregoing Recitals, which are incorporated herein, the mutual agreements in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Midstream Co and Producer hereby agree as follows:

Article 1
Definitions

Section 1.1 Definitions. As used in this Agreement, the following capitalized terms shall have the meanings ascribed to them below:

"Abandonment Date" has the meaning given to it in Section 3.2(d).

"Additional/Accelerated Well" has the meaning given to it in Section 3.2(c).

Texas Crude Oil Gathering Agreement

- 1 -

"Adequate Assurance of Performance" has the meaning given to it in Section 10.3.

"Adjustment Year" has the meaning given to it in Section 6.2(a)(ii).

"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. The following sentence shall not apply to the term "Affiliate" as used in Section 2.2(b) or the definition of "Conflicting Dedication": Producer and its subsidiaries (other than OpCo and its subsidiaries), on the one hand, and OpCo and its subsidiaries, on the other, shall not be considered Affiliates of each other for purposes of this Agreement.

"Agreement" means the applicable Agreement Addendum taken together with these Agreement Terms and Conditions, as modified by such Agreement Addendum.

"Agreement Addendum" means each Agreement Addendum by and between a Producer and a Midstream Co that expressly states that it is governed by these Agreement Terms and Conditions. "Agreement Addenda" shall be the collective reference to each Agreement Addendum then in effect.

"Agreement Terms and Conditions" has the meaning given to it in the introductory paragraph.

"Applicable Month" has the meaning set forth in Section 6.2(c).

"Associated Water" means water that is produced with Producer's owned or Controlled Product and delivered with such Product to the System at the Receipt Point, which Midstream Co will separate (if and to the degree required) from such Product prior to the redelivery of such Product to Producer at the Delivery Point; provided that from and after the point that such water has been separated from such Product (such term, in this context, used excluding Associated Water) and delivered into the Water System, such water shall cease to be Associated Water hereunder and shall be deemed to be Produced Water.

"Barrel" means a quantity consisting of forty-two Gallons.

"Beneficiary" has the meaning given to it in Section 4.1(g).

"BS&W" means basic sediment and water (which for the avoidance of doubt, includes both Associated Water and Produced Water).

"Business Day" means a Day (other than a Saturday or Sunday) on which federal reserve banks are open for business.

"Cancellation Date" has the meaning given to it in Section 3.1(c).

"Claiming Party" has the meaning given to it in the definition of "Force Majeure".

"Communications" has the meaning given to it in Section 17.2.

Texas Crude Oil Gathering Agreement

- 2 -

"Conditional Amount" has the meaning set forth in Section 10.1(a).

"Conflicting Dedication" means any gathering agreement, commitment, or arrangement (including any volume commitment) that requires Producer's owned or Controlled Product to be trucked from or sold to a Third Party at the lease or to be gathered on any gathering system or similar system other than the System, including any such agreement, commitment, or arrangement burdening properties hereinafter acquired by Producer in the Dedication Area. No dedication of acreage shall constitute a Conflicting Dedication if Producer's requirement under such dedication is to deliver Product from the tailgate of the System or any other point that is a Delivery Point hereunder. A right of first refusal in favor of an entity other than Original Producer, OpCo, or any of their Affiliates shall be deemed to be a "Conflicting Dedication" if Affiliates of Original Producer are prohibited from providing Services pursuant to the applicable agreement creating such right of first refusal.

"Control" (including the term "Controlled") means (a) with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract, or otherwise and (b) with respect to any Product, such Product produced from the Dedication Area and owned by a Third Party or an Affiliate and with respect to which Producer has the contractual right or obligation (pursuant to a marketing, agency, operating, unit, or similar agreement) to market such Product and Producer elects or is obligated to market such Product on behalf of the applicable Third Party or Affiliate.

"Credit-Worthy Person" means a Person with a senior unsecured and credit-unenhanced long term debt rating equivalent to A- or better as determined by at least two rating agencies, one of which must be either Standard & Poor's or Moody's (or if either one or both are not available, equivalent ratings from alternate rating sources reasonably acceptable to Midstream Co).

"Day" means a period of time from 7:00 a.m. Central Time on a calendar day until 7:00 a.m. Central Time on the succeeding calendar day. The term "Daily" shall have the correlative meaning.

"Dedicated Production" means (a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) Reserved, (c) Product produced within the Dedication Area that is owned by a Third Party and under the Control of Producer, and (d) Purchased Dedicated Production. Notwithstanding the foregoing, (i) any Product that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedicated Production," (ii) any Product that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedicated Production" immediately upon the effectiveness of such permanent release, and (iii) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any Product that is so assigned shall cease to be included in X's Dedicated Production and shall solely be included in Y's Dedicated Production as of the effective date of such assignment.

"Dedicated Properties" means the interests held by Producer or its Affiliates in the oil and gas leases, mineral interests, and other similar interests as of the Effective Date or acquired by

Texas Crude Oil Gathering Agreement

- 3 -

Producer or its Affiliates after the Effective Date that relate to land within the Dedication Area. Notwithstanding the foregoing, (a) any interest that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedicated Properties," (b) any interest that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedicated Properties" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any interest that is so assigned shall cease to be included in X's Dedicated Properties and shall solely be included in Y's Dedicated Properties as of the effective date of such assignment.

"Dedications" means the Product Dedication and the Real Property Dedication together, and "Dedication" means the Product Dedication or the Real Property Dedication, as applicable.

"Dedication Area" means, with respect to this Agreement, the area described on the applicable Agreement Addendum. Notwithstanding the foregoing, (a) any acreage that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedication Area," (b) any acreage that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedication Area" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any acreage that is so assigned shall cease to be included in X's Dedication Area and shall solely be included in Y's Dedication Area as of the effective date of such assignment.

"Delivery Point" means the point at which custody transfers from Midstream Co to or for the account of Producer. The custody transfer point may include (a) the facilities of a Downstream Facility, (b) trucks, (c) the facilities of an oil processing facility or (d) any other point as may be mutually agreed between the Parties. The Delivery Points for each Individual System in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Delivery Points hereunder upon mutual agreement of the Parties as construction is completed on additional facilities in satisfaction of the needs identified by Producer and the Parties shall continuously update the list of Delivery Points by mutual agreement.

"Development Report" has the meaning given to it in Section 3.1(a).

"Downstream Facility" means any pipeline downstream of any Delivery Point on the System.

"Downtime Event" means, with respect to any Facility Segment, or, as applicable, all of the Facilities Segments of an Individual System, a period during which Midstream Co is unable to receive Product into the central facility of such Facility Segment for a reason other than (i) Force Majeure, (ii) an event or condition downstream of the Individual System of which such Facility Segment is a part that was not caused by Midstream Co, (iii) planned maintenance for which Midstream Co provided notice as described in Section 5.5(b)(ii), or (iv) Producer's production exceeding the production forecast in the Development Report on which the applicable Facility Segment was based.

"Downtime Hours" means, with respect to any Facility Segment, the hours during the Applicable Month during which such Facility Segment was unavailable to provide Services.

"Downtime Percentage" means, with respect to any Facility Segment during the Applicable Month, an amount equal to the quotient of (a) the aggregate number of Downtime Hours during the Applicable Month, divided by (b) the total hours during the Applicable Month.

"Drip Condensate" means that portion of Gas Controlled by Producer received into the Gas System (without manual separation or injection) that condenses in the Gas System, and is recovered by Midstream Co. If at any time Midstream Co is not providing gathering services to Producer in the Dedication Area with respect to Gas, there will be no Drip Condensate delivered into the Individual System.

"Effective Date" has the meaning given to it in the applicable Agreement Addendum.

"Escalation Percentage" means 2.50%.

"Excluded Amounts" means Midstream Co's general and administrative costs and any costs for design or construction of facilities that can be used to connect other Planned Wells or Planned Separator Facilities in the Development Report that Producer at such time intends to develop.

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at a Delivery Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"First Development Report" means the first report delivered by Original Producer to Midstream Co that satisfies the requirements for a Development Report in Section 3.1(a) and Section 3.1(b) (an "Original Report"); and, in the event that Producer assigns all or any part of the Dedicated Properties to a Producer Assignee, then with respect to such Producer Assignee, the First Development Report shall not refer to the Original Report but rather to the first Development Report delivered by such Producer Assignee to Midstream Co that satisfies the requirements for such report in Section 3.1(a) and Section 3.1(b).

"Flash Gas" means any gas that has been vaporized from Product resulting from the gathering and treating of Product in the Individual System pursuant to this Agreement and has been collected by Midstream Co.

"Force Majeure" means an event that is not within the reasonable control of the Party claiming suspension (the "Claiming Party"), and that by the exercise of reasonable due diligence the Claiming Party is unable to avoid or overcome in a reasonable manner. To the extent meeting the foregoing requirements, Force Majeure includes: (a) acts of God; (b) wars (declared or undeclared); (c) insurrections, hostilities, riots; (d) floods, droughts, fires, storms, storm warnings, landslides, lightning, earthquakes, washouts; (e) industrial disturbances, acts of a public enemy, acts of terror, sabotage, blockades, epidemics; (f) arrests and restraints of rulers and peoples; (g) civil disturbances; (h) explosions, breakage or accidents to machinery or lines of pipe; (i) hydrate obstruction or blockages of any kind in lines of pipe; (j) freezing of wells or

Texas Crude Oil Gathering Agreement

delivery facilities, partial or entire failure of wells, and other events beyond the reasonable control of the Claiming Party that affect the timing of production or production levels; (k) (*reserved*); (l) action or restraint by any Governmental Authority (so long as the Claiming Party has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint), (m) delays or failures by a Governmental Authority to grant Permits applicable to the System (or any Individual System) so long as the Claiming Party has used its commercially reasonable efforts to make any required filings with such Governmental Authority relating to such Permits, and (n) delays or failures by the Claiming Party to obtain easements and rights of way, surface leases and other real property interests related to the System (or any Individual System) from Third Parties, so long as the Claiming Party has used its commercially reasonable efforts to obtain such easements and rights of way, surface leases and other real property interests. The failure of a Claiming Party to settle or prevent a strike or other labor dispute with employees shall not be considered to be a matter within such Claiming Party's control.

"Gallon" means one U.S. Standard gallon measured at 60 degrees Fahrenheit.

"Gas" means any mixture of gaseous hydrocarbons, consisting essentially of methane and heavier hydrocarbons, including Flash Gas and, unless otherwise expressly provided herein, liquefiable hydrocarbons and Drip Condensate, and including inert and noncombustible gases, produced in the Dedication Area.

"Gas System" means the Gas gathering system providing Gas gathering services to Producer.

"Governmental Authority" means any federal, state, local, municipal, tribal or other government; any governmental, regulatory (including self-regulatory) or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

"Group" means (a) with respect to Midstream Co, the Midstream Co Group, and (b) with respect to Producer, the Producer Group.

"Increase in Fee" has the meaning given to it in Section 6.2(b).

"Individual Fee" means the rate for each Individual System set forth on the applicable Agreement Addendum.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Initial Term" has the meaning given to it in Section 8.1.

Texas Crude Oil Gathering Agreement

"Interest Rate" means, on the applicable date of determination, the prime rate (as published in the "Money Rates" table of *The Wall Street Journal*, eastern edition, or if such rate is no longer published in such publication or such publication ceases to be published, then as published in a similar national business publication as mutually agreed by the Parties) plus an additional two percentage points (or, if such rate is contrary to any applicable Law, the maximum rate permitted by such applicable Law).

"Interruption Conditions" has the meaning given to it in Section 2.4(b).

"Inventory Account" has the meaning given to it in Section 5.4(f).

"Invoice Month" has the meaning given to it in Section 10.1(a).

"Law" means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

"Losses" means any actions, claims, causes of action (including actions in rem or in personam), settlements, judgments, demands, liens, encumbrances, losses, damages, fines, penalties, interest, costs, liabilities, expenses (including expenses attributable to the defense of any actions or claims and attorneys' fees) of any kind or character, including Losses for bodily injury, death, or property damage, whether under judicial proceedings, administrative proceedings or otherwise, and under any theory of tort, contract, breach of contract, breach of representation or warranty (express or implied) or by reason of the conditions of the premises of or attributable to any Person or Person or any Party or Parties.

"Measurement Device" means the lease automatic custody transfer, coriolis, or other metering device or equipment which, along with application of test results (e.g. shrinkage factors, BS&W factors, meter proves, etc), as required for the Individual System, measure the amount of oil, water, and BS&W, all of which shall conform to industry standards and government regulations, as further described in Article 4.

"Measurement Point" means the Measurement Device that the Parties have agreed in writing will measure the volume of Product moving through the Individual System.

"Meetings of Senior Management" means meetings between senior members of management of Midstream Co and Producer, or, if applicable, senior members of management of an Affiliate of Midstream Co or Producer, respectively, that Controls such entity.

"Midstream Co" means the Original Midstream Co, together with its permitted successors and assigns, including any Midstream Co Assignee.

"Midstream Co Assignee" means any Third Party to whom Midstream Co assigns its rights and obligations in accordance with this Agreement.

"Midstream Co Group" means Midstream Co, its Affiliates, and the directors, officers, employees, and agents, of Midstream Co and its Affiliates; provided that all subsidiaries of OpCo that do not hold equity in Midstream Co shall be excluded from this definition.

"Modifications" has the meaning given to it in Section 3.1(c).

"Month" means a period of time from 7:00 a.m. Central Time on the first Day of a calendar month until 7:00 a.m. Central Time on the first Day of the next succeeding calendar month. The term "Monthly" shall have the correlative meaning.

"Monthly Loss/ Gain Report" means, with respect to any Invoice Month, the report delivered pursuant to Section 10.1(d), which shall include statements of the following with respect to such Invoice Month: (a) the System Gains/Losses, (b) the Other System Fuel used by Midstream Co in the operation of the Individual System, (c) the Associated Water returned to Producer, and (d) to the extent required by a writing signed by Producer and Midstream Co, the Drip Condensate, the Recovered Oil and Flash Gas recovered by Midstream Co and returned to Producer. With respect to any allocated volumes (specifically, those described in clauses (c) and, if applicable, (d)), the information included shall be of sufficient detail such that Producer may verify that the allocation procedures then in effect for the applicable Invoice Month were applied.

"Moody's" means Moody's Investors Service, Inc., or any successor to its statistical rating business.

"Net Acres" means (a) with respect to any oil and gas lease in which Producer has an interest, (i) the number of gross acres in the lands covered by such oil and gas lease, multiplied by (ii) the undivided percentage interest in oil, gas and other minerals covered by such oil and gas lease, multiplied by (iii) Producer's working interest in such oil and gas lease, and (b) with respect to any mineral fee interest of Producer, (i) the number of gross acres in the lands covered by such mineral fee interest, multiplied by (ii) the undivided percentage interest of Producer in oil, gas and other minerals in such lands.

"Net Standard Volume" means, with respect to Product, the gross standard volume, excluding BS&W. For purposes of this definition, the following terms have the definitions set forth below:

1. "Indicated Volume" means the change in meter reading which occurs during a receipt or delivery (Indicated Volume = closed meter reading - open meter reading).

2. "Gross Volume" means the Indicated Volume multiplied by the meter factor for the particular liquid and flow rate under which the meter was proved.

3. "Gross Standard Volume" means the Gross Volume, corrected for base gravity, at standard temperature corrected to standard pressure.

"Oil Quality" means the inherent characteristics of Product as determined by measurement or tests including BS&W, API gravity, sulfur content, viscosity, pour point, wax crystallization temperature, metals content, and similar characteristics.

"On-Line Deadline" has the meaning given to it in Section 3.2(b).

Texas Crude Oil Gathering Agreement

- 8 -

"OpCo" means Noble Midstream Services, LLC, together with its permitted successors and assigns.

"Operating Hours" has the meaning set forth in Section 6.2(c).

"Original Midstream Co" means the entity identified as the "Midstream Co" in the applicable Agreement Addendum as of the Effective Date.

"Original Producer" means Rosetta Resources Operating LP, a Delaware limited partnership .

"Original Report" has the meaning set forth in the definition of "First Development Report."

"Other System Fuel" means any (a) Gas delivered by Producer to Midstream Co pursuant to a Transaction Document between Producer and Midstream Co related to gas gathering services, or (b) Flash Gas, in each case, measured and used as fuel by Midstream Co.

"Outbound Acreage" has the meaning given to it in Section 16.2(b)(i).

"Overage Period" has the meaning given to it in Section 5.4(d)(ii).

"Owner" has the meaning given to it in Section 4.1(g).

"Party" or "Parties" with respect to each Agreement Addendum shall mean the applicable Producer and the applicable Midstream Co. Unless expressly stated otherwise, references to "Parties" shall not refer to all parties to all Agreements governed hereby. Rather, references to "Parties" shall refer only to such Parties as determined by the applicable Agreement Addendum.

"Period of Five Years" means, with respect to any report delivered hereunder, the period from the first Day of the fiscal quarter during which such report is required to be delivered until the fifth anniversary thereof.

"Period of Two Years" means, with respect to any report delivered hereunder, the period beginning on the first Day of the fiscal quarter during which such report is required to be delivered and ending 24 Months after such date.

"Permits" means any permit, license, approval, or consent from a Governmental Authority.

"Person" means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

"Planned Separator Facility" has the meaning given to it in Section 3.1(b)(i).

"Planned Well" has the meaning given to it in Section 3.1(b)(i).

"Pressure Overage Percentage" means an amount equal to the quotient of (a) the difference between (i) the highest actual operating pressure of the applicable Facility Segment, as

Texas Crude Oil Gathering Agreement

measured at the inlet to the applicable central facility, sustained during any Overage Period and (ii) the Target Pressure for such Facility Segment divided by (b) the Target Pressure for such Facility Segment.

"Produced Water" means water that is produced as a byproduct of Producer's operation of the Wells that are located in the Dedication Area; provided that any water that is Associated Water shall not constitute Produced Water hereunder until such time as it has been separated from Product and ceases being Associated Water. The term "Produced Water" shall refer to all water that is in the Water System, whether such water is in the form of saltwater or water that has completed the recycling and treating processes.

"Producer" means the Original Producer, together with its permitted successors and assigns, including any Producer Assignee.

"Producer Assignee" means any Person to whom Original Producer or any subsequent Producer sells, assigns, or otherwise transfers acreage subject to the Dedications.

"Producer Group" means Producer, its Affiliates, and the directors, officers, employees, and agents of Producer and its Affiliates.

"Producer Line Fill" has the meaning given to it in Section 5.4(f)(i).

"Producer Meters" means any Measurement Device owned and operated by Producer (or caused to be installed or operated by Producer).

"Product" means the crude oil produced from oil or gas wells, in its natural form, which may include Associated Water and Flash Gas naturally produced therewith.

"Product Dedication" means the dedication and commitment made by Producer pursuant to Section 2.1(a).

"Psig" means pounds per square inch gauge.

"Purchased Dedicated Production" means Product produced by a Third Party that (a) either (i) has been purchased by Producer or (ii) the Parties have mutually agreed should be considered "Dedicated Production," and (b) for which the Parties have agreed upon a Receipt Point for delivery into the Individual System.

"Real Property Dedication" means the dedication and commitment made by Producer pursuant to the first sentence in Section 2.1(b).

"Receipt Point" means the point at which custody transfers from Producer to Midstream Co. The custody transfer point may include: (a) with respect to any Well serviced by a Separator Facility, each of the connecting flanges on the System located at or near such Separator Facility, which flanges connect such Separator Facility to the System, (b) with respect to any Well that is not serviced by a Separator Facility, each of the connecting flanges on the System that connect the Producer's line to the System, (c) with respect to any Product delivered to an Individual System by truck, the applicable truck unload facility or (d) any other point as may be mutually

Texas Crude Oil Gathering Agreement

agreed between the Parties. The Receipt Points in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Receipt Points hereunder upon mutual agreement of the Parties as construction is completed on additional facilities in satisfaction of the needs identified by Producer and the Parties shall continuously update the list of Receipt Points by mutual agreement.

"Recovered Oil" means that portion of Product Controlled by Producer received into the Water System that is recovered by Midstream Co. If at any time Midstream Co is not providing gathering services to Producer in the Dedication Area with respect to Produced Water, there will be no Recovered Oil delivered into the Individual System.

"Redetermination Deadline" has the meaning given to it in Section 6.2(a)(ii).

"Redetermination Proposal" has the meaning given to it in Section 6.2(a)(i).

"Redetermined Individual Fee" has the meaning given to it in Section 6.2(a)(i).

"Reimbursed Amount" has the meaning given to it in Section 10.1(a).

"Release Conditions" has the meaning given to it in Section 2.4(a).

"Releases of Dedication" is not applicable to Original Producer. For purposes of this Agreement, there have been no Releases of Dedication.

"Rules" has the meaning given to it in Section 17.6.

"Separator Facility" means the surface facility where the Product produced from one or more Wells in the Dedication Area is collected and gas and Associated Water are separated from the Product. A Separator Facility may be known by the Original Producer as an econode but may also refer to a well pad or other facility from which Product is delivered into the System.

"Services" means: (a) the receipt of Producer's owned or Controlled Product (including Associated Water and Flash Gas, as applicable in the approved System Plan) at the Receipt Points; (b) the receipt of Producer's owned or Controlled Drip Condensate and Recovered Oil, (c) the gathering of such Product; (d) the storage of such Product; (e) the gathering of such Associated Water from the applicable Well to the point in the Individual System where Associated Water is delivered into the Water System, (f) the heating, separation, and chemical and other treatment of Product to remove Associated Water and Flash Gas from the Product prior to the applicable Delivery Point to the extent agreed between Producer and Midstream Co and to the extent required to meet Oil Quality specification of Downstream Facilities or markets designated by the Producer; (g) the redelivery of Product to Producer at the applicable Delivery Point for Producer's account (inclusive of actual System gains or losses for the respective Individual System), (h) the delivery of Flash Gas into the Gas System at an appropriate Delivery Point; and (i) the other services to be performed by Midstream Co in respect of such Product as set forth in this Agreement and the System Plan for an Individual System, all in accordance with the terms of this Agreement (including any services with respect to metering services).

"Services Fee" means, collectively, the fees described in Section 6.1.

Texas Crude Oil Gathering Agreement

"Spacing Unit" means the area fixed for the drilling of one Well by order or rule of any applicable Governmental Authority, or (if no such order or rule is applicable) the area fixed for the drilling of a Well or Planned Well reasonably established by the pattern of drilling in the applicable area or otherwise established by Producer in its reasonable discretion.

"Standard & Poor's" means Standard & Poor's Rating Group, a division of McGraw Hill, Inc., or any successor to its statistical rating business.

"State" means the state in which the Individual System is located.

"System" means all Individual Systems described in all of the Agreement Addenda, collectively, including: (a) pipelines; (b) central facilities inclusive of pumping, heating, separating, treating, stabilizing, vapor recovery, and other equipment, (c) controls; (d) Delivery Points, meters and measurement facilities; (e) storage for Product; (f) easements, licenses, rights of way, fee parcels, surface rights and Permits; (g) pumping facilities, if any, and (h) all appurtenant facilities, in each case, that are owned, leased or operated by each Midstream Co to provide Services to Producer or Third Parties, as such gathering system and facilities are modified or extended from time to time to provide Services to Producer pursuant to the terms hereof or to Third Parties, including the Facility Segments operated under this Agreement by each Midstream Co specified in the Agreement Addenda.

"System Gains/Losses" means any Product, in terms of Barrels, received into the System that is lost, gained, or otherwise not accounted for incident to, or occasioned by, the gathering, and redelivery, of Product, including Product lost or gained in connection with the operation of a pipeline, excluding line pack for new facilities. System Gains/Losses will be determined and allocated on an Individual System basis.

"System Plan" has the meaning given to it in Section 3.1(c).

"Target On-Line Date" means (a) with respect to a Planned Separator Facility or, with respect to a Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is described for the first time in the Original Report, the date specified in the Original Report for the applicable Planned Separator Facility or Planned Well, as applicable, (b) with respect to any Planned Separator Facility or, with respect to any Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is described in a First Development Report that is not the Original Report, 18 Months after the date of such First Development Report, unless Midstream Co consents to a shorter time period, and (c) with respect to any Planned Separator Facility or, with respect to any Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is not described in the First Development Report, 18 Months after the date of the Development Report that initially reflects the Planned Separator Facility or Planned Well, as applicable, unless Midstream Co consents to a shorter time period.

"Target Pressure" means 90 Psig, as measured at the inlet to the applicable central facility, unless otherwise set forth in writing between Producer and Midstream Co.

"Tender" means the act of Producer's making Product available or causing Product to be made available to the System at a Receipt Point. "Tendered" shall have the correlative meaning.

Texas Crude Oil Gathering Agreement

"Term" has the meaning given to it in Section 8.1.

"Third Party" means any Person other than a Party to this Agreement or any Affiliate of a Party to this Agreement.

"Third Party Assignment" has the meaning given to it in Section 16.1(a).

"Transaction Document" means each agreement entered into pursuant to the agreement terms and conditions related to gas gathering services, agreement terms and conditions related to oil gathering services, agreement terms and conditions related to produced water services, agreement terms and conditions related to gas processing services, agreement terms and conditions related to crude oil treating services, and agreement terms and conditions related to fresh water services, now or in the future existing between Producer and Midstream Co.

"Transfer" means a sale, conveyance, assignment, exchange, farmout, disposition or other transfer of Dedicated Properties by Original Producer under Section 16.2(b). In other Sections of this Agreement where the term uses a lower case, the term is not intended to have such a restrictive meaning.

"Water System" means the Produced Water system used to provide Produced Water services to Producer.

"Well" means a well (i) for the production of hydrocarbons, (ii) that is located in the Dedication Area, (iii) in which Producer owns an interest, and (iv) for which Producer has a right or obligation to market Product produced thereby through ownership or pursuant to a marketing, agency, operating, unit, or similar agreement.

"Year" means a period of time from January 1 of a calendar year through December 31 of the same calendar year; *provided* that the first Year shall commence on the Effective Date and run through December 31 of that calendar year, and the last Year shall commence on January 1 of the calendar year and end on the Day on which this Agreement terminates.

Section 1.2 Other Terms. Other capitalized terms used in this Agreement and not defined in Section 1.1 above have the meanings ascribed to them throughout this Agreement.

Section 1.3 References and Rules of Construction. All references in this Agreement to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import refer to this Agreement as a whole, including the applicable Agreement Addendum and all Exhibits, Appendices, and other attachments to these Agreement Terms and Conditions and the applicable Agreement Addendum, all of which are incorporated herein, and not to any particular Exhibit, Appendix, Article, Section, subsection or other subdivision unless expressly so limited. The word "including" (in its various forms) means "including without limitation." The word "or" shall mean "and/or" unless a clear contrary

Texas Crude Oil Gathering Agreement

intention exists. The word "from" means from and including, the word "through" means through and including, and the word "until" means until but excluding. All references to "$" or "dollars" shall be deemed references to United States dollars. The words "will" and "shall" have the same meaning, force, and effect. Each accounting term not defined herein will have the meaning given to it under generally accepted accounting principles. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References to any Law, contract or other agreement mean such Law, contract or agreement as it may be amended, supplemented, released, revised, replaced, or otherwise modified from time to time.

Article 2
Product Dedication and Real Property Dedication

Section 2.1 Producer's Dedications.

(a) Product Dedication. Subject to Section 2.2 through Section 2.4, during the Term, Producer exclusively dedicates and commits to deliver to Midstream Co under this Agreement, as and when produced, all of the Dedicated Production and agrees not to deliver any Dedicated Production to any other gatherer, purchaser, marketer, or other Person prior to delivery to Midstream Co at the Receipt Points.

(b) Real Property Dedication. Subject to Section 2.2 through Section 2.4, during the Term, Producer grants, dedicates, and commits the Dedicated Properties to Midstream Co for performance of the Services pursuant to this Agreement. Except for the Parties' performance of their obligations under this Agreement, no further performance is required by either Party to effectuate the Real Property Dedication.

Section 2.2 Conflicting Dedications.

(a) Notwithstanding anything in this Agreement to the contrary, Producer shall have the right to comply with (i) each of the Conflicting Dedications existing on the Effective Date or, in the case of a Producer Assignee, the effective date of such assignment, and (ii) any other Conflicting Dedication applicable as of the date of acquisition of any oil and gas leases, mineral interests, and other similar interests within the Dedication Area that are acquired by Producer after the Effective Date and otherwise would have become subject to the Dedications (but not any Conflicting Dedications entered into in connection with such acquisition). Without the prior written consent of Midstream Co (which shall not be unreasonably withheld), Producer shall not extend or renew any Conflicting Dedication and shall terminate each Conflicting Dedication as soon as permitted under the underlying contract without causing Producer to incur any costs or expenses deemed unreasonable or inappropriate in the opinion of Producer and shall not enter into any new Conflicting Dedication. If services of the type provided hereunder are being provided to Producer by a Third Party with respect to Dedicated Properties under a Conflicting Dedication, then 180 Days prior to the expiration of such Conflicting Dedication, if requested by Producer, Midstream Co and Producer shall have a Meeting of Senior Management (unless both Parties agree that a Meeting of Senior Management is not required) to assess whether Midstream Co is ready, willing and able to begin providing Services with respect to such Dedicated

Texas Crude Oil Gathering Agreement

Properties concurrently with the anticipated expiration or termination of the applicable Conflicting Dedication. If Midstream Co cannot provide Producer such assurances, then Midstream Co shall deliver to Producer a written consent to the extension of the applicable Conflicting Dedication. In no event shall Producer be required to begin using Services provided by Midstream Co on a Day other than the first Day of a Month.

(b) Certain Conflicting Dedications contain rights of first refusal or other provisions that (i) entitle Producer to a release of acreage from such Conflicting Dedication if Producer dedicates the released acreage to a Third Party or (ii) expressly prohibit Producer from dedicating such released acreage to an Affiliate of Producer. As used herein, the term "Conflicting Dedication" shall include both the original right of first refusal (or similar right) and the dedication resulting from an exercise of such right of first refusal (or similar right) so long as the resulting dedication covers the same acreage as the original Conflicting Dedication.

(c) To the extent Producer claims that a Conflicting Dedication exists with respect to certain Services on specified Dedicated Properties, Midstream Co shall have the right to review the documentation creating such Conflicting Dedication, subject to confidentiality requirements applicable to such Conflicting Dedication.

Section 2.3 Producer's Reservation. Producer reserves the following rights respecting Dedicated Production for itself:

(a) to operate (or cause to be operated) Wells producing Dedicated Production in its sole discretion, including the right to drill new Wells, repair and rework old Wells, temporarily shut in Wells, renew or extend, in whole or in part, any oil and gas lease or term mineral interest, or cease production from or abandon any Well or surrender any applicable oil and gas lease, in whole or in part, when no longer deemed by Producer to be capable of producing in paying quantities under normal methods of operation;

(b) *Reserved;*

(c) to deliver such Dedicated Production or furnish such Dedicated Production to Producer's lessors and holders of other burdens on production with respect to such Dedicated Production as is required to satisfy the terms of the applicable oil and gas leases or other applicable instruments; and

(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production.

Section 2.4 Releases from Dedication.

(a) Permanent Releases. Midstream Co shall permanently release from the Dedications: (i) any Dedicated Production from any Well, Dedicated Properties, or Spacing Unit affected by one or more of the Release Conditions, (ii) any Dedicated Production that would have been delivered to a Separator Facility affected by one or more of the Release Conditions, (iii) any Dedicated Properties affected by one or more of the Release Conditions and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Release Conditions. The "Release Conditions" are:

(i) Midstream Co's failure to complete the facilities that are described on a System Plan and that are necessary to connect any Planned Separator Facility or Planned Wells to the System or failure to commence the Services with respect to any Planned Separator Facility or Planned Wells by the applicable On-Line Deadline (so long as such failure was not the result of Producer's failure to comply with the then-applicable Development Report);

Texas Crude Oil Gathering Agreement

(ii) Midstream Co's election (x) pursuant to <u>Section 3.1(c)</u> not to provide Services for any Well or Separator Facility included in a Development Report delivered by a Producer that is not the Original Producer or (y) pursuant to <u>Section 3.3 (b)</u> not to provide Services for (1) any Well or Separator Facility for which Producer failed to deliver a Development Report on or before the applicable deadline set forth in <u>Section 3.1(a)</u>, (2) any Well or Separator Facility not described in the applicable Development Report or (3) any excess volume of Product produced from any Well during any Day that exceeds the volume included in Producer's estimate set forth in the most recent Development Report delivered to Midstream Co;

(iii) expiration of the Term, as further described in <u>Section 8.2</u>;

(iv) written agreement of Producer and Midstream Co, and each Party shall consider in good faith any proposal by the other Party to permanently release any Dedicated Production or Dedicated Properties;

(v) the occurrence of a Force Majeure of the type described in clauses (l), (m) or (n) of the definition of "<u>Force Majeure</u>" affecting Midstream Co that continues for a period of 120 Days or more;

(vi) Midstream Co's interruption or curtailment of receipts and deliveries of Product from any Well or Separator Facility pursuant to <u>Section 5.5</u> that continues for 90 Days or more, except to the extent (A) such interruption or curtailment is caused by the acts or omissions of Producer, or (B) Producer elects to reduce the Individual Fee with respect to any volumes that are affected by a Downtime Event pursuant to <u>Section 6.2(c)</u>;

(vii) a default (other than a default of the type covered by <u>Section 2.4(a)(i)</u>) by Midstream Co that remains uncured for 90 Days or more;

(viii) Producer's rejection of any increase in the Individual Fee pursuant to <u>Section 13.1(b)</u>; or

(ix) Midstream Co's suspension of Services pursuant to <u>Section 13.2(a)(ii)</u> that extends for the period of time stated in such Section or (y) Midstream Co's election not to expand an Individual System pursuant to <u>Section 13.2(b)</u>.

Producer may deliver any Dedicated Production released from the Dedications pursuant to this <u>Section 2.4(a)</u> to such other gatherers as it shall determine.

(b) <u>Temporary Release</u>. Midstream Co shall temporarily release from the Dedications: (i) any Dedicated Production from any Well, Dedicated Properties, or Spacing Unit

Texas Crude Oil Gathering Agreement

affected by one or more of the Interruption Conditions, (ii) any Dedicated Production that would have been delivered to a Separator Facility affected by one or more of the Interruption Conditions, (iii) any Dedicated Properties affected by one or more of the Interruption Conditions, and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Interruption Conditions. The "Interruption Conditions" are:

(i) the occurrence and continuation of an uncured default by Midstream Co;

(ii) Midstream Co's interruption or curtailment of receipts and deliveries of Product pursuant to Section 5.5 that continues for a period of 15 consecutive Days, except to the extent (A) such interruption or curtailment is caused by the acts or omissions of Producer, or (B) Producer elects to reduce the Individual Fee with respect to any volumes that are affected by a Downtime Event pursuant to Section 6.2(c); and

(iii) Until a permanent release is required under Section 2.4(a) or Section 13.2, Midstream Co's suspension of Services pursuant to Section 13.2(a) (and, if Section 13.2(a)(i) applies, such temporary release shall continue at the discretion of Midstream Co, subject to the time limits set forth in Section 13.2(a)(i)).

Producer may make alternative arrangements for the gathering of any Dedicated Production temporarily released from the Dedications pursuant to this Section 2.4(b). To the extent that an interruption or curtailment can be limited to a Facility Segment, Midstream Co shall so limit such interruption or curtailment, and to the extent that Midstream Co does so limit such curtailment or interruption, the temporary release permitted by this Section 2.4(b) shall only apply to the affected Facility Segment. Such temporary release shall continue until the first Day of the Month after the Month during which Midstream Co cures the applicable default or the interruption, curtailment, or suspension of Services terminates; *provided* that, if Producer obtained temporary services from a Third Party (pursuant to a contract that does not give rise to a default under this Agreement) during the pendency of such default, interruption, curtailment, or suspension, such release shall continue until the earlier of (A) the first Day of the Month that is six Months after the event or condition that gave rise to the interruption, curtailment or other temporary cessation has been corrected and (B) the first Day of the Month after the termination of the applicable contract with such Third Party. For the avoidance of doubt, the temporary services that Producer may obtain under Section 3.3 shall not constitute a release under the terms of this Agreement; provided that, if Producer cannot obtain such temporary services without a temporary release, Midstream Co may in its discretion grant or refuse to grant a temporary release on such terms as reasonably required by Midstream Co (including, for example, conditioning the grant of a temporary release on the establishment of a termination date for such temporary release).

(c) Evidence of Release. At the request of Producer, the Parties shall execute a release agreement reasonably acceptable to all Parties (which, in the case of a permanent release, shall be in recordable form) reflecting any release of Dedicated Production or Dedicated Properties pursuant to this Section 2.4.

Section 2.5 Covenants Running with the Land. Subject to the provisions of Section 2.3 and Section 2.4, each of the Dedications (a) is a covenant running with the Dedicated

Texas Crude Oil Gathering Agreement

- 17 -

Properties, (b) touches and concerns Producer's interests in the Dedicated Properties, and (c) shall be binding on and enforceable by Midstream Co and its successors and assigns. Except as set forth in Article 16, (i) in the event Producer sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Dedicated Properties, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement and (ii) in the event Midstream Co sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Individual System, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement. The Real Property Dedication is not an executory contract under Section 365 of Title 11 of the United States Code (11 U.S.C. § 365).

Section 2.6 <u>Recording of Agreement</u>. Producer hereby authorizes Midstream Co to record a memorandum of the Agreement in the real property records of the counties in which the Dedication Area is located. Midstream Co and Producer agree that until Midstream Co provides notice to the contrary, all payment terms and pricing information shall remain confidential and be redacted from any filings in the real property records.

Article 3
System Expansion and Connection of Wells

Section 3.1 <u>Development Report; System Plan; Meetings</u>.

(a) <u>Development Report</u>. Original Producer will provide, on or before October 1, 2016, and each Producer Assignee will provide, on or before the date stated in <u>Section 16.1</u>, Midstream Co with its First Development Report, which shall describe (x) in detail the planned development, drilling, and production activities relating to the Dedicated Production through the end of the applicable Period of Two Years, and (y) generally the long-term drilling and production expectations for those project areas in which drilling activity is expected to occur during the applicable Period of Five Years, including the information described in <u>Section 3.1(b)</u>. On or before each January 1, each April 1, each July 1, and each October 1 of each Year following the date on which the First Development Report is to be delivered, Producer shall provide to Midstream Co an update of the then-current report (the First Development Report, as updated in accordance with the foregoing and as the then current report may be updated from time to time, the "<u>Development Report</u>").

(b) <u>Development Report Content</u>. With respect to the Dedication Area, the Development Reports shall include information as to

   (i) the Wells (each, a "<u>Planned Well</u>") and Separator Facilities (each, a "<u>Planned Separator Facility</u>") that Producer expects to drill or install during the applicable Period of Two Years, including the expected locations, completion dates thereof (which completion dates shall not be earlier than the applicable Target On-Line Dates), the expected spud dates of such Planned Wells, and dates flow is anticipated to initiate from such Wells;

   (ii) the anticipated Oil Quality of the production from any Well and Separator Facility that Producer expects to produce during the applicable Period of Two Years;

Texas Crude Oil Gathering Agreement

(iii) the Receipt Points and Delivery Points (including proposed receipt points and delivery points not yet agreed in writing among the Parties) at which Product produced from each Well is to be delivered by or redelivered to Producer during the applicable Period of Two Years;

(iv) the number of Planned Wells and Planned Separator Facilities anticipated to be producing after the Period of Two Years and before the end of the Period of Five Years, broken out by an appropriate geographic area, such as a development plan area;

(v) the actual lateral length for each Well described in the Period of Two Years, the anticipated lateral length for each Planned Well described in the Period of Two Years and initial assumptions for the planned lateral length for each Planned Well anticipated to be producing after the Period of Two Years and before the end of the Period of Five Years;

(vi) the number of rigs that Producer intends to operate in the Dedication Area each year during the Period of Five Years (including sufficient detail regarding the anticipated location of such rigs to allow Midstream Co to determine which Individual System would be impacted by such rig activity);

(vii) with respect to the Period of Two Years, the anticipated date of each frac, the quantity of fresh water required to complete such frac and an indication of the type of frac to be performed (slick, hybrid gel, gel, etc);

(viii) with respect to the Period of Two Years, the anticipated date on which Midstream Co may initiate construction or other development activities at the Well or Separator Facility in order to complete the interconnection into the Individual System; and

(ix) such other information as may be reasonably requested by Midstream Co with respect to Wells and Separator Facilities that Producer intends to drill or from which Producer intends to deliver Product during the Period of Two Years and Period of Five Years.

To the extent possible, any information Producer is required to provide under this Section 3.1(b) with respect to Wells or Separator Facilities shall also include such information related to Planned Wells and Planned Separator Facilities. In addition, if appropriate to provide a complete and accurate Development Report, any information requested with respect to Planned Wells and Planned Separator Facilities shall also be provided with respect to existing Wells or Separator Facilities.

(c) System Plan. Based on the Development Report and such other information about the expected development of the Dedicated Properties as shall be provided to Midstream Co by or on behalf of Producer, including as a result of meetings between representatives of Midstream Co and Producer, Midstream Co shall develop and periodically update a plan (the "System Plan") describing or depicting the modifications, extensions, enhancements, major maintenance and other actions necessary in order for the Individual System to be able to provide timely Services for the Product produced by the Wells and Separator Facilities described in the

Texas Crude Oil Gathering Agreement

most recent Development Report (including Planned Wells, Planned Separator Facilities and changes in anticipated production from existing Wells and Separator Facilities). Without limiting or otherwise altering Midstream Co's rights under <u>Section 13.2</u>, unless the applicable Well or Separator Facility is operated by Original Producer, Midstream Co may elect, in its sole discretion, not to make such modifications, extensions, enhancements, major maintenance, or other actions to the System (the "<u>Modifications</u>") and not to provide Services for any Wells or Separator Facilities included in a Development Report delivered by a Producer that is not the Original Producer. If (i) Midstream Co elects to make such Modifications, (ii) Producer thereafter modifies the Development Report or provides other information (the date on which the modified Development Report or such other information is provided to Midstream Co, the "<u>Cancellation Date</u>") indicating that such Modifications are no longer necessary, and (iii) as of the Cancellation Date, the actual aggregate costs and expenses (excluding Excluded Amounts) incurred or committed by Midstream Co to make such cancelled Modifications exceeds $100,000.00, then Producer shall reimburse Midstream Co for all reasonable and documented costs and expenses (other than the Excluded Amounts) incurred or committed by Midstream Co through the Cancellation Date to make such Modifications. The System Plan (or, with respect to the allocation procedures described in clause (vi), the applicable writing signed by Midstream Co and Producer) shall include information as to:

(i) each Facility Segment then existing and operational, under construction, or planned and the Individual System of which such Facility Segment is a part;

(ii) all Receipt Points and Delivery Points served or to be served by each such Facility Segment;

(iii) estimated gathering pressures for the 12 Month period beginning on the Target On-Line Date for the applicable Facility Segment and the Target Pressures for each Individual System included in the Development Report;

(iv) all pumps, heaters, stabilizers, treatment, Associated Water and Flash Gas separation, and other major physical facilities located or to be located on or within each such Facility Segment, together with their sizes, operating parameters, capacities, and other relevant specifications (including the maximum operating pressures of the low pressure gathering lines and the high pressure gathering lines), which sizes, parameters, capacities and other relevant specifications shall be sufficient to (x) connect the Individual System to the Receipt Points and Delivery Points for all Planned Separator Facilities and (with respect to any Planned Wells not intended to be serviced by a Separator Facility) Planned Wells set forth in the most recent Development Report and (y) perform the Services for all Dedicated Production projected to be produced from the Dedicated Properties as contemplated by the most recent Development Report;

(v) the anticipated schedule for completing the construction and installation of the planned Facility Segments and all planned Receipt Points and Delivery Points, in each case, for all Planned Separator Facilities or Planned Wells, as applicable, included in the most recent Development Report;

Texas Crude Oil Gathering Agreement

(vi) the allocation methodologies to be used by Midstream Co with respect to System Gains/ Losses, Other System Fuel and other allocations hereunder (including, to the extent required by a writing signed by Producer and Midstream Co, allocations with respect to Drip Condensate, Recovered Oil and Flash Gas) and, with respect to any System Plan after the initial System Plan, any proposed changes to the allocation methodologies then in effect, which allocation methodologies shall (A) permit allocations to be made by Midstream Co in a commercially reasonable manner; and (B) be based upon the measurements taken and quantities determined for the applicable Month. To the extent required by a writing signed by Producer and Midstream Co, Midstream Co shall allocate, in a manner that is commercially reasonable and determined by Midstream Co in good faith, to a particular Receipt Point, the Flash Gas, Recovered Oil and Drip Condensate from a Facility Segment.

(vii) other information reasonably requested by Producer that is relevant to the design, construction, and operation of the System, the relevant Individual System, the relevant Facility Segment, and the relevant Receipt Points and Delivery Points; provided that in no event shall Midstream Co be obligated to supply to Producer (A) pricing, budget or similar financial information or (B) information that is covered by a confidentiality agreement or confidentiality obligations;

Midstream Co shall deliver the applicable System Plan (including any updated System Plan) to Producer for Producer's review and comment not later than 30 Days after Producer's delivery to Midstream Co of the applicable Development Report or amendment thereto.

(d) <u>Meetings</u>. Midstream Co shall make representatives of Midstream Co available to discuss the most recent System Plan with Producer and its representatives at Producer's written request. Producer shall make representatives of Producer available to discuss the most recent Development Report with Midstream Co and its representatives at Midstream Co's written request. The Parties agree that the meetings described in the previous sentences of this clause (d) may occur (and shall, if requested by either Party) on a Monthly basis. At all such meetings, the Parties shall exchange updated information about their respective plans for the development and expansion of the Dedicated Properties (including amendments to the Development Report) and the System (including amendments to the System Plan for Producer's review and comment) and shall have the opportunity to discuss and provide comments on the other Party's plans.

(e) <u>Scope and Purpose of Planning Tools</u>. The Development Report and the System Plan are intended to assist Midstream Co and Producer with long-term planning and goals. None of the Development Reports nor the System Plans shall amend or modify this Agreement in any way. Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities. To the extent that a Development Report or System Plan that satisfies the requirements above is delivered or deemed delivered under any other Transaction Document, such Development Report or System Plan shall be deemed delivered hereunder.

Texas Crude Oil Gathering Agreement

Section 3.2 <u>Expansion of System and Connection of Separator Facilities</u>.

(a) <u>Service Standards</u>. Midstream Co shall, at its sole cost and expense, design, construct (as applicable), and own the Individual System in a good and workmanlike manner and in accordance with the System Plan and this <u>Section 3.2</u>. Until such time as Producer has delivered a Development Report, Midstream Co shall have no obligation under this <u>Section 3.2(a)</u>.

(b) <u>On-Line Deadline</u>. Subject to <u>Section 12.2</u>, Midstream Co shall by the later of (x) the date that the first Planned Well on a particular Planned Separator Facility (or, with respect to a Planned Well that is not intended to be serviced by a Separator Facility, the date that such Planned Well) is ready for connection to the System and (y) the applicable Target On-Line Date (such later date, the "<u>On-Line Deadline</u>"): (i) have completed (or caused the completion of) the construction of the necessary facilities, in accordance with the then current System Plan, (A) to connect such Planned Separator Facility or such Planned Well to the System and (B) to connect the System to each planned Delivery Point for such Planned Separator Facility or such Planned Well, as applicable, and (ii) be ready and able to commence Services with respect to Dedicated Production from such Planned Separator Facility or Planned Well, as applicable.

(c) <u>Additional/Accelerated Well</u>. From time to time, Producer may provide notice to Midstream Co that Producer has accelerated the Target On-Line Date for a Planned Well or Planned Separator Facility (any such Well or Separator Facility, an "<u>Additional/Accelerated Well</u>"). Midstream Co will use its commercially reasonable efforts to modify the System Plan and to cause the necessary gathering facilities to be constructed prior to the On-Line Deadline for such Additional/Accelerated Well. From time to time, Producer may provide notice to Midstream Co that Producer (i) has delayed the Target On-Line Date for a Planned Well or Planned Separator Facility, (ii) subject to <u>Section 3.2(d)</u>, anticipates eliminating a Planned Well or Planned Separator Facility from its development plans and the Development Report, or (iii) anticipates shutting in a Well or Separator Facility that has been producing. Midstream Co may adjust the System Plan as it determines to be appropriate and commercially reasonable to accommodate such elimination of such Wells and Separator Facilities.

(d) <u>Cancellation of Planned Wells and Planned Separator Facilities</u>. If (i) Midstream Co reasonably determines that Producer has permanently abandoned the drilling or installation of any Planned Well or Planned Separator Facility or Producer notifies Midstream Co that Producer intends to permanently abandon the drilling or installation of any Planned Well or Planned Separator Facility (whether through the delivery of an updated Development Report or otherwise, the date on which such determination is made, the "<u>Abandonment Date</u>"), (ii) Midstream Co had begun to design or construct the Facility Segment to connect such Planned Well or Planned Separator Facility to the System prior to such Abandonment Date, and (iii) the actual aggregate costs and expenses (excluding Excluded Amounts) incurred or committed by Midstream Co prior to the Abandonment Date exceeds $100,000.00, then Producer shall reimburse Midstream Co for all reasonable and documented costs and expenses (other than the Excluded Amounts) incurred or committed by Midstream Co prior to such Abandonment Date to design and construct such Facility Segment.

(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses.

Texas Crude Oil Gathering Agreement

Section 3.3 <u>Temporary Services.</u>

(a) Pending the completion of facilities contemplated in a System Plan or that may be required to service Wells in existence as of the Effective Date, Producer may enter into a contract with a Third Party to provide services with respect to the Dedicated Production that is anticipated to be serviced by the new, modified, or enhanced facilities if the term of such contract does not exceed six Months (and may be renewed in six-Month increments until such time as Midstream Co has completed the applicable facilities).

(b) If at any time, (i) Producer fails to deliver a Development Report on or before the applicable deadline set forth in <u>Section 3.1 (a)</u>, (ii) a Development Report delivered by Producer failed to describe any Well, or (iii) the average rate of production at any Receipt Point described in the then-applicable Development Report exceeds Producer's forecast for such Receipt Point set forth in such Development Report, and as a result, Midstream Co has not completed any new, modified, or enhanced facilities necessary to allow Midstream Co to accept all of the Product Tendered by Producer at a Receipt Point, then (x) within a reasonable time after Midstream Co becomes aware of the need for such new, modified, or enhanced facilities, Midstream Co shall elect, in its sole discretion, whether to proceed with the development and completion of such facilities by providing notice to Producer, and (y) if Midstream Co elects to proceed with the development and completion of such facilities, (1) Midstream Co shall cause such facilities to be completed within a reasonable time after such election, and (2) pending the completion of such facilities, Midstream Co may elect (in its reasonable discretion and in exchange for reasonable compensation) to permit Producer to enter into a contract with a Third Party as provided in <u>Section 3.3(a)</u> to provide services with respect to the Dedicated Production that Midstream Co is unable to accept.

(c) Any time Producer makes alternative arrangements with a Third Party for the provision of services or to accept Product as provided for in this Agreement, Producer shall (i) if Midstream Co anticipates being able to provide Services hereunder or to accept Product within a period of time that is shorter than six Months, use commercially reasonable efforts to enter into a contract with a term that expires on or around the date on which Midstream Co anticipates being able to provide Services hereunder or to accept Product, and (ii) notify Midstream Co of the term of such contract promptly after execution thereof. Prior to requiring Producer to begin using, or resume using, as applicable, Services hereunder, Midstream Co shall provide notice to Producer of the date on which Midstream Co expects to be ready, willing and able to begin providing Services to Producer no later than 45 Days prior to the expiration of the Third Party contract. In no event shall Producer be required to begin using, or resume using, as applicable, Services on a Day other than the first Day of a Month.

Texas Crude Oil Gathering Agreement

Section 3.4 <u>Cooperation</u>. The Parties shall work (at their own cost and expense) together in good faith to obtain such Permits as are necessary to drill and complete each Planned Well and construct the required extensions of the System to each Planned Separator Facility (and each Planned Well, as applicable) as expeditiously as reasonably practicable, all as provided in this Agreement. The Parties shall cooperate with each other and to communicate regularly regarding their efforts to obtain such Permits. Upon request by Producer, Midstream Co shall promptly provide to Producer copies of all Permits obtained by Midstream Co in order to construct any Facility Segment (or portion of a Facility Segment) of the System.

Section 3.5 <u>Grant of Access; Real Property Rights</u>.

(a) <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purpose of using, maintaining, servicing, inspecting, repairing, and operating all or any portion of the applicable Individual System, including all pipelines, meters and other equipment necessary for the performance by Midstream Co of this Agreement. Such right of access shall not include any right to install, replace, disconnect, or remove all or any portion of the applicable Individual System, which rights may only be granted pursuant to a separate instrument entered into pursuant to <u>Section 3.5(f)</u>.

(b) <u>Producer Does Not Have Obligation to Maintain</u>. Producer shall not have a duty to maintain in force and effect any underlying agreements (such as any lease, easement, or surface use agreement) that the grant of access by Producer to Midstream Co under <u>Section 3.5(a)</u> is based upon, and such grant will terminate if Producer loses its rights to the applicable property, regardless of the reason for such loss of rights.

(c) <u>Midstream Co's Grant of Access</u>. Midstream Co hereby grants to Producer, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands covered by the Individual System in order to exercise its rights and obligations hereunder. Such right shall not include any right to install, replace, disconnect, or remove any facilities on such lands, which rights may only be granted pursuant to a separate instrument entered into pursuant to <u>Section 3.5(f)</u>. Producer shall release, protect, defend, indemnify and hold harmless Midstream Co Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Midstream Co or any member of Midstream Co Group directly arising from Producer's exercise of its access rights hereunder, except to the extent such Losses are caused by the gross negligence or willful misconduct of Midstream Co Group.

(d) <u>Midstream Co Does Not Have Obligation to Maintain</u>. Midstream Co shall not have a duty to maintain in force and effect any underlying agreements that the grant of access by Midstream Co to Producer pursuant to this <u>Section 3.5(d)</u> is based upon, and such grant will terminate if Midstream Co loses its rights to the applicable property, regardless of the reason for such loss of rights.

Texas Crude Oil Gathering Agreement

(e) <u>No Interference</u>. A Party's exercise of the rights granted to a Party by the other Party pursuant to this <u>Section 3.5</u> shall not unreasonably interfere with the granting Party's operations or with the rights of owners in fee with respect to the applicable lands, and such rights will be exercised in material compliance with all applicable Laws and the safety and other reasonable access requirements of the granting Party. Each Party obtaining a right of access pursuant to this <u>Section 3.5</u> shall have the status of "licensee," except when such Party is accessing the applicable real property by way of a right-of-way, easement, or other similar real property right granted pursuant to a separate instrument.

(f) <u>Real Property Rights</u>. Each Party shall acquire and maintain all easements, rights of way, surface use, surface access agreements, and other real property rights from Third Parties necessary to perform its obligations hereunder. To the extent a Party has the contractual right and title to do so, such Party shall provide to the other Party the right of co-usage on the easements, sub-easements, rights of way, surface use, and other real property rights held by such Party covering lands for which the other Party requires real property rights to perform its obligations hereunder, all at no cost to the providing Party and on terms and conditions mutually acceptable to the Parties in their reasonable discretion. Where a Party does not have the contractual right to do so, such Party shall provide reasonable assistance to the other Party in obtaining the real property rights with respect to such lands as necessary or desirable to perform its obligations hereunder.

Article 4
Measurement Devices

Section 4.1 <u>Measurement Devices.</u>

(a) Midstream Co shall construct, install, own, and operate (or cause to be constructed, installed, and operated) the Measurement Devices located at the Measurement Points. Midstream Co may, in its discretion, construct, install, own, and operate (or cause to be constructed, installed, and operated) Measurement Devices located at or upstream of the Delivery Points or at or downstream of the Receipt Points.

(b) Midstream Co shall cause all Measurement Devices that are owned by Midstream Co to be constructed, installed, and operated in accordance with applicable industry standards and applicable Laws, and as set forth in the current System Plan.

(c) Producer shall have the right, at its sole expense, to install, own and operate Measurement Devices located at the Measurement Points, Receipt Points and Delivery Points. Producer shall cause Producer Meters to be installed, subsequent to providing a minimum of 72 hours' notice to Midstream Co, so as not to interfere with Midstream Co's Measurement Devices and shall take steps that are reasonable and customary in the industry to mitigate or prevent any problems that may interfere with Midstream Co's Measurement Devices at the Measurement Points.

(d) Midstream Co may elect to use a Producer Meter as the Measurement Device for a Measurement Point in lieu of constructing, installing, owning, and operating a Measurement Device located at such Measurement Point by providing notice to Producer (including by

Texas Crude Oil Gathering Agreement

detailing such election in the applicable System Plan). If Midstream Co elects to use such Producer Meter as the Measurement Device for a Measurement Point, Producer shall provide Midstream Co reasonable access to such Producer Meter, including prior advance notice of, and the ability to witness, the calibration of such Producer Meter.

(e) Producer and Midstream Co shall cause Measurement Devices owned by such Party to be constructed, installed and operated in accordance with the following depending on the type of meter used:

(i) API Manual of Petroleum Measurement Standard, Chapter 6.1, Metering Assemblies, Lease Automatic Custody Transfer (LACT)

(ii) API, MPMS, Spec 11N, Specification for Lease Automatic Custody Transfer (LACT)

(f) Midstream Co may (but shall not be obligated to) replace or make any alterations to the Measurement Devices necessary to comply with any subsequent amendments, revisions or modifications of applicable Law or the American Gas Association Reports cited above. With respect to Producer Meters that Midstream Co has elected to use, Producer may (but shall not be obligated to) replace or make any alterations to the Measurement Devices necessary to comply with any subsequent amendments, revisions or modifications of applicable Law or the American Gas Association Reports cited above.

(g) The accuracy of all Measurement Devices at the Measurement Points and Delivery Points and of all Measurement Devices that serve as "check meters" for any such Measurement Point or Delivery Point Measurement Devices will be verified by the owner of such Measurement Device (the "Owner") at Monthly intervals and, if requested, in the presence of a representative of the other Party (the "Beneficiary"). The Owner shall verify the accuracy of any owned Measurement Device before the next Monthly verification required by the preceding sentence if the Beneficiary makes a written request for a special test as described below. Notwithstanding the foregoing, when Daily deliveries of Product at any Measurement Point or Delivery Point average 100 Barrels per Day or less during any Month, the Owner may request from the Beneficiary that the accuracy of the Measurement Devices at such Measurement Point or Delivery Point be verified quarterly. If, upon any test, any (i) Measurement Device at the Measurement Point is found to be inaccurate by 2.0% or less or (ii) Measurement Device at the Delivery Point is found to be inaccurate by 0.25% or less, previous readings of such Measurement Device will be considered correct in computing the deliveries of Product under this Agreement. If, upon any test, any (1) Measurement Device at the Measurement Point is found to be inaccurate by more than 2.0% or (2) Measurement Device at the Delivery Point is found to be inaccurate by more than 0.25% (excessive meter factor deviation), such Measurement Device will immediately be removed from service, adjusted, repaired or replaced to record accurately (within the manufacturer's allowance for error) and reproved prior to returning to service. If the excessive meter factor deviation can be explained by changing conditions (gravity, temperature or flow-rate) no corrective action may be taken if mutually agreed upon by both the Owner and the Beneficiary. Any previous recordings of such Measurement Device with an excessive meter factor deviation will be corrected by using the arithmetic average of the malfunction factor and the previous factor shall be applied to the production measured through the meter between the

date of the previous factor and the date of the malfunction factor. The proving report must clearly indicate the meter's malfunction factor and all remarks associated with the repairs or adjustments. If the Beneficiary desires a special test of any Measurement Device, at least 72 hours' advance written notice will be given to the Owner, and the Parties will cooperate to secure a prompt test of the accuracy of such Measurement Device. If the Measurement Device so tested is found to be inaccurate by 2.0% or less or 0.25% or less, as applicable, the Owner will have the right to bill the Beneficiary for the costs incurred due to such special test, including any labor and transportation costs, and the Beneficiary will pay such costs promptly upon invoice therefor.

(h) If requested by the Beneficiary, the Measurement Devices owned by Owner shall include a sufficient number of data ports, and Owner shall permit Beneficiary to connect to such data ports, as shall be required to provide to Beneficiary on a real-time basis all measurement data generated by such measurement equipment. Beneficiary shall be responsible at its own cost for obtaining equipment and services to connect to such data ports and receive and process such data.

(i) Each Party shall make the charts and records by which measurements are determined available for the use of the other Party in fulfilling the terms and conditions thereof. Each Party shall, upon written request of the other Party, mail, email or deliver for checking and calculation all volume, BS&W, and gravity, average flowing temperature, average flowing pressure and other meter or test records in its possession and used in the measurement or allocation of Product delivered under this Agreement within 30 Days after the last chart for each billing period is removed from the meter. Such data shall be returned within 90 Days after the receipt thereof.

(j) Each Party shall preserve or cause to be preserved for mutual use all test data or other similar records in accordance with the applicable rules and regulations of regulatory bodies having jurisdiction, if any, with respect to the retention of such records, and, in any event, for at least 24 Months.

(k) So long as the Parties to this Agreement are also parties to a Transaction Document that covers Gas, the requirements for Measurement Devices in respect of Flash Gas shall be covered by such Transaction Document. If at any time the Parties to this Agreement are not also party to another Transaction Document that covers Gas, the Parties shall set forth in the Agreement Addendum or an appropriate amendment to this Agreement the requirements for Measurement Devices pertaining to Flash Gas; absent such agreement, Midstream Co shall install and maintain measuring equipment at the Delivery Points that is in accordance with applicable API standards.

Section 4.2 <u>Measurement Procedures</u>. Midstream Co shall use the Measurement Devices owned by Midstream Co (or if Midstream Co's rights under <u>Section 4.1(d)</u> are exercised, then the Measurement Devices owned by Producer) at the Measurement Points to determine the volumes of Product passing through the Individual System for purposes of <u>Article 6</u> and <u>Article 10</u>. Midstream Co shall cause (or if Midstream Co's rights under <u>Section 4.1(d)</u> are exercised, then Producer shall cause) the measurements of the quantity and quality of all Product measured at the Measurement Points (and at each Receipt Point or Delivery Point at which measurements are taken) to be conducted in accordance with industry standards (referenced below) and governmental regulations, BLM Onshore Order No. 4: Measurement of Oil.

Texas Crude Oil Gathering Agreement

API Manual of Petroleum Measurement Standards:

        Chapter 4, Proving Systems

        Chapter 5.1. General Considerations for Measurement by Meters

        Chapter 5.6, Measurement of Liquid by Coriolis Meters

        Chapter 7, Temperature Determination

        Chapter 8, Sampling

        Chapter 8.2, Automatic Sampling of Petroleum and Petroleum Products

        Chapter 9, Density Determination

        Chapter 10, Sediment and Water

        Chapter 12.2, Calculation of Petroleum Quantities Measured by Turbine or Displacement Meters

Section 4.3 <u>Product Meter Adjustments</u>. If a Measurement Device is out of service or registering inaccurately, the Parties shall determine the quantities of Product received or delivered during such period as follows:

(a) By using the registration of any check meter or meters, if installed and accurately registering; or in the absence of such check meters,

(b) By using a meter operating in parallel with the estimated volume corrected for any differences found when the meters are operating properly,

(c) By correcting the error if the percentage of error is ascertainable by calibration, tests or mathematical calculation, such as step change, uncertainty calculation or balance adjustment; or in the absence of check meters and the ability to make corrections under this <u>Section 4.3(c)</u>, then,

(d) By estimating the quantity received or delivered by receipts or deliveries during periods under similar conditions when the meter was registering accurately.


Article 5
Tender, Nomination, and Gathering of Production


Section 5.1 <u>Limitations on Service to Third Parties</u>. Midstream Co shall obtain Original Producer's consent prior to offering services on an Individual System to any Third Party, unless (a) Midstream Co is required by a Governmental Authority to offer service to a Third Party, in which case Midstream Co shall provide Producer prior notice of offering such


Texas Crude Oil Gathering Agreement


service to such Third Party, (b) such Third Party has become a Producer hereunder by virtue of assignment of Dedicated Properties to such Party, or (c) Original Producer has ceased to operate acreage serviced by such Individual System.

Section 5.2 <u>Tender of Dedicated Production</u>. Subject to <u>Section 5.3(c)</u>, (a) each Day during the Term, Producer shall Tender to the Individual System at each applicable Receipt Point all of the Dedicated Production available to Producer at such Receipt Point, and (b) Producer shall have the right to Tender to Midstream Co for Services under this Agreement Product other than Dedicated Production.

Section 5.3 <u>Services; Service Standard.</u>

(a) <u>Services</u>. Subject to <u>Section 5.3(c)</u>, Midstream Co shall (i) provide Services for all Product that is Tendered by the Producer to Midstream Co at the applicable Receipt Point, (ii) redeliver to Producer or for the benefit of Producer at the relevant Delivery Point (as designated by Producer) equivalent quantities of such Product, less any Associated Water and Flash Gas removed therefrom attributable to Producer's owned or Controlled Product, taking into account any System Gains/ Losses, and (iii) cause the System to be able to flow such Product at volumes produced into each Individual System, in each case, so long as total crude volumes for the respective Individual System are not greater than the current capacity of the System.

(b) <u>Services Standard</u>. Midstream Co shall own and operate the System and perform the Services in a good and workmanlike manner in accordance with standards customary in the industry.

(c) <u>Priority of Service</u>. Midstream Co shall cause (i) Product delivered by Original Producer to have priority service on the System over Product of any Producer Assignee to the extent not in violation of applicable Law, and (ii) Product delivered by Producer to have priority service on the System over Product of any Third Party. Midstream Co's performance of its obligations under <u>Section 5.3(a)</u> with respect to any Product (A) of any Producer Assignee, or (B) produced from any Well but not included on a Development Report or for which new, modified, or enhanced facilities are contemplated in a System Plan, shall at all times be subject to the available capacity on the System at the time that Product is available to be Tendered by Producer at a Receipt Point; provided, however, that in the case of clause (B), Producer may make alternative arrangements for the Product not received by Midstream Co pursuant to <u>Section 3.3</u>.

Section 5.4 <u>Nominations, Scheduling, and Curtailment</u>. Nominations and scheduling of Product available for, and interruptions and curtailment of, Services under this Agreement shall be performed in accordance with the following provisions:

(a) <u>Nominations</u>. Product shall be received only under a nomination submitted by Producer. For purposes of this Agreement, a nomination is the volume, in Barrels per day, forecasted by Producer to be delivered to Receipt Points and redelivered by Midstream Co to Delivery Points for a particular month of Deliver. Nominations shall be submitted on or before the 25th day of the Month preceding the Month of delivery.

Texas Crude Oil Gathering Agreement

(b) *Reserved.*

(c) <u>Consistent Quantities</u>. Producer and Midstream Co shall use commercially reasonable efforts to cause Product to be received and redelivered under this Agreement at similar quantities for a delivery Month. System storage shall be used only for the operational purposes of Midstream Co, as determined solely by Midstream Co.

(d) <u>Target Pressures</u>.

    (i) *Reserved.*

    (ii) *Maintenance of Pressure on System.* Midstream Co shall use its commercially reasonable efforts to maintain the operating pressure of each Facility Segment, as measured at the inlet flange of the central facility of the applicable Facility Segment, at a level that is equal to or less than the Target Pressure. Except in the event of (A) Force Majeure or an event or condition downstream of the System that was not caused by Producer or Midstream Co, or (B) maintenance or repairs that result in a suspension, shutdown or curtailment of the applicable Facility Segment as specified in <u>Section 5.5</u>, if (1) the operating pressure of a Facility Segment measured at such inlet flange continuously exceeds the Target Pressure for a period of more than 5 Days (any such period, an "<u>Overage Period</u>"), (2) such increased operating pressure is not a result of Producer's production exceeding the production forecast in the Development Report on which the applicable Facility Segment was based, and (3) Midstream Co has sufficient production data available to confirm that the increased pressure is not a result of Producer's production exceeding such production forecast, then commencing on the first day after the expiration of the applicable Overage Period, the Individual Fee for the applicable Facility Segment shall be reduced by the reduction percentage corresponding to the applicable Pressure Overage Percentage on the chart on <u>Exhibit C</u> for a period of time equal in length to such Overage Period.

(e) <u>Adjustments</u>. Nothing contained in this Agreement shall preclude Midstream Co from taking reasonable actions necessary to adjust receipts or deliveries under this Agreement in order to maintain the operational integrity and safety of the System.

(f) <u>Line Fill</u>.

    (i) Producer shall deliver to Midstream Co a pro rata portion of the Product that Midstream Co determines is necessary for efficient operation of the System (such pro rata portion, the "<u>Producer Line Fill</u>"), and Midstream Co shall not be obligated to receive any Product Tendered by Producer until Producer's delivery of Product to Midstream Co has met the Producer Line Fill.

    (ii) Midstream Co shall maintain an inventory account (the "<u>Inventory Account</u>") for Producer and each other shipper or producer on the System which reflects for each Month with respect to each producer and shipper on the System (including Producer) (i) the total volumes received and delivered; (ii) the starting and ending minimum line fill required; (iii) the starting and ending amount of crude oil inventory in Midstream Co's facilities above the minimum line fill required; and (iv) any other

Texas Crude Oil Gathering Agreement

information deemed necessary and appropriate by Midstream Co, all on an Individual System basis. Midstream Co shall provide a statement of Producer's Inventory Account as part of the supplemental and supporting information for each invoice.

(iii) At the end of the Term, Producer's Product in inventory (both Producer Line Fill and any amounts above Producer Line Fill quantities) within Midstream Co's System, or within the respective Individual System within Midstream Co's System, will be delivered by Midstream Co to the Delivery Point specified by Producer within sixty (60) days after the end of the Term.

Section 5.5 <u>Suspension/Shutdown of Service</u>.

(a) <u>Shutdown</u>. During any period when all or any portion of the Individual System is shut down (i) because of maintenance, repairs, or Force Majeure, (ii) because such shutdown is necessary to avoid injury or harm to Persons or property, to the environment or to the integrity of all or any portion of the Individual System or (iii) because providing Services hereunder has become uneconomic as further described in <u>Section 13.2</u>, Midstream Co may interrupt or curtail receipts of Producer's Product and the Product of other producers as set forth herein. In such cases, Midstream Co shall have no liability to Producer (subject to <u>Section 11.1(b)</u>) for its failure to receive Product, except to the extent such shutdown is caused by the negligence, gross negligence or willful misconduct of Midstream Co. If Midstream Co is required to so interrupt or curtail receipts of Product, Midstream Co will advise (by telephone, following up by writing, which writing may be in the form of electronic mail) Producer of such interruption or curtailment as soon as practicable or in any event within twenty-four hours after the occurrence of such event.

(b) <u>Planned Curtailments and Interruptions.</u>

(i) Midstream Co shall have the right to curtail or interrupt receipts and deliveries of Product for brief periods to perform necessary maintenance of and repairs or modifications (including modifications required to perform its obligations under this Agreement) to the Individual System; provided, however, that to the extent reasonably practicable, Midstream Co shall coordinate its maintenance, repair and modification operations with the operations of Producer and, in any case, will use its reasonable efforts to schedule maintenance, repair and modification operations so as to avoid or minimize to the greatest extent possible service curtailments or interruptions.

(ii) Midstream Co shall provide Producer (x) with 60 Days prior notice of any upcoming normal and routine maintenance, repair and modification projects that Midstream Co has planned that would result in a curtailment or interruption of Producer's deliveries and the estimated time period for such curtailment or interruption and (y) with six Months prior notice of any maintenance (A) of which Midstream Co has knowledge at least six Months in advance and (B) that is anticipated to result in a curtailment or interruption of Producer's deliveries for five or more consecutive Days.

(iii) On or before January 1, 2017, Midstream Co shall provide a schedule of the expected planned maintenance for the System for the subsequent 12 Months.

Texas Crude Oil Gathering Agreement

Thereafter, on or before October 1 of each Year, starting October 1, 2017, Midstream Co shall deliver a schedule of the expected planned maintenance for the System for the subsequent 12 Months. The delivery of this plan is intended as a tool to assist the Parties in planning and does not replace the notices required in the foregoing clauses and in no way commits Midstream Co to adhere to the schedule set forth in such 12-Month plan.

Section 5.6 <u>Marketing and Transportation</u>. As between the Parties, Producer shall make all necessary arrangements at and downstream of the Delivery Points, for the receipt, further transportation, and marketing of Producer's owned and Controlled Product.

Section 5.7 <u>No Prior Flow of Product in Interstate Commerce</u>. Producer represents and warrants that at the time of Tender, none of the Product delivered at a Receipt Point hereunder has flowed in interstate commerce.


Article 6
Fees


Section 6.1 <u>Fees</u>. Producer shall pay Midstream Co each Month in accordance with the terms of this Agreement for all Services provided by Midstream Co with respect to Dedicated Production received by Midstream Co from Producer or for Producer's account during such Month, an amount, for each Individual System, equal to the sum of (i) the product of (x) the Net Standard Volume of Product, stated in Barrels, received by Midstream Co from Producer or for Producer's account at the applicable Receipt Points for such Product within the applicable Individual System during such Month, multiplied by (y) the applicable Individual Fee, (ii) (*reserved*) and (iii) an amount equal to Producer's allocated portion of the actual costs incurred by Midstream Co for electricity required to provide Services, such allocation to be based upon the aggregate quantities of Product received by Midstream Co.

Section 6.2 <u>Fee Adjustments</u>.

(a) <u>Redetermination</u>.

(i) *Redetermination Proposal*. Between November 1 and December 31 of any Year, Midstream Co shall prepare and deliver to Producer for its review and comment a written proposal (each, a "<u>Redetermination Proposal</u>") to redetermine each Individual Fee (unless the Parties mutually agree not to redetermine any particular Individual Fee) in accordance with this <u>Section 6.2(a)</u>. Each Redetermination Proposal shall include relevant supporting documentation based upon the latest updated Development Report and System Plan and shall take into account future items including projected production volumes, operating revenue projections, and budgeted amounts for capital expenditures and all estimated operating expenses that Midstream Co believes will be necessary to provide the applicable Services as contemplated by the latest updated Development Report and System Plan; provided that a redetermined Individual Fee as agreed to by the Parties (a "<u>Redetermined Individual Fee</u>") shall not recoup the difference between (A) estimated operating expenses or revenues and (B) actual operating expenses or revenues for periods prior to the effective date of such Redetermined Individual Fee. The Parties may agree to redetermine a particular Individual Fee without obligation to agree to redetermine any other Individual Fee.

(ii) *Subsequent Redetermination Timing*. Any Redetermined Individual Fee agreed to by the Parties on or prior to the last Business Day of February of the applicable Adjustment Year ("<u>Redetermination Deadline</u>") shall become effective as of the first Day of the Month following the Month in which agreement has been reached. If the Parties fail to agree upon a redetermination of any Individual Fee set forth in the applicable Redetermination Proposal on or prior to the Redetermination Deadline, such Individual Fee shall remain in effect without redetermination pursuant to this <u>Section 6.2(a)</u>. For purposes of this <u>Section 6.2(a)(ii)</u>, the Year immediately after the Year during which a Redetermination Proposal is delivered is herein the "<u>Adjustment Year</u>."


Texas Crude Oil Gathering Agreement


(b) <u>Annual Escalation</u>. Effective as of July 1 of each Year, the Individual Fee will be increased by multiplying the then-applicable Individual Fee by the Escalation Percentage (herein, the "<u>Increase in Fee</u>") and adding the then-applicable Individual Fee to the Increase in Fee; *provided* that Reimbursed Amounts shall not be subject to this <u>Section 6.2(b)</u>. Such annual increase to the Individual Fee shall become effective on July 1 of the applicable Year, even if such Individual Fee was redetermined pursuant to <u>Section 6.2(a)</u>, with an effective date during the same Year.

(c) <u>Downtime Events</u>. If during any Month (as applicable, the "<u>Applicable Month</u>"), (i) one or more Downtime Events occur with respect to a Facility Segment, (ii) such Downtime Events caused the Downtime Percentage for such Facility Segment during the Applicable Month to exceed the lowest percentage specified on <u>Exhibit B</u> during such Month, and (iii) Producer has waived its right to a temporary release of Dedicated Production under <u>Section 2.4(b)</u>, then the Individual Fee for the applicable Facility Segment shall be reduced by the reduction percentage corresponding to the applicable Downtime Percentage on the chart on <u>Exhibit B</u> during each hour in which such Facility Segment is available to provide Services (an "<u>Operating Hour</u>") during the subsequent Month until the reduced Individual Fee has been applied to an aggregate number of Operating Hours equal to the aggregate number of Downtime Hours during the Applicable Month. If the aggregate number of Operating Hours during the subsequent Month is less than the aggregate number of Downtime Hours during the Applicable Month, the applicable reduced Individual Fee shall be applied to Operating Hours during the next-subsequent Month or Months until the reduced Individual Fee has been applied to an aggregate number of Operating Hours equal to the aggregate number of Downtime Hours during the Applicable Month. A reduced Individual Fee that would otherwise apply during any Month subsequent to an Applicable Month shall not be applied until all Downtime Hours from previous Applicable Months have been addressed as provided in this Section.

Section 6.3 <u>Treatment of Byproducts, System Gains/Losses, Fuel and Related Matters</u>. No separate fee shall be chargeable by Midstream Co and no refund or reduction in the Individual Fee shall be chargeable by or owed to Producer for the hydrocarbons or services described in this <u>Section 6.3</u>, except as provided in <u>Section 6.3(d)</u>.

(a) <u>Drip Condensate and Recovered Oil</u>. Midstream Co shall deliver to Producer, each Month, all Drip Condensate and Recovered Oil allocated to Producer or for Producer's account to the extent Producer and Midstream Co have agreed in writing to require such allocation.

Texas Crude Oil Gathering Agreement

(b) <u>Flash Gas</u>. Midstream Co shall deliver to Producer, each Month, all Flash Gas allocated to Producer or for Producer's account by delivering such Flash Gas into the Gas System to the extent Producer and Midstream Co have agreed in writing to require such allocation. At all times during the Term, either (x) Midstream Co and Producer shall be party to both this Agreement and another Transaction Document that covers Gas (in which case Producer shall not owe any amount under this Agreement or any other Transaction Document to which Midstream Co is a Party as a result of Flash Gas being transported through the Gas System) or (y) the Parties shall set forth in the Agreement Addendum or an appropriate amendment to this Agreement the methodology for Midstream Co to deliver Flash Gas to Producer and any fee applicable thereto.

(c) <u>System Gains/Losses</u>.

(i) Midstream Co will perform a Monthly material balance for each Individual System based on comparison of Product delivered, Product inventory change within Midstream Co's facilities, and the theoretical Product (after removal of Associated Water and Flash Gas) received into the Individual System at Receipt Points (or measured if Associated Water and Flash Gas of Product at Receipt Points meets Oil Quality specifications of Downstream Facilities or markets without treatment by Midstream Co). Actual System gains or losses from the material balance will be allocated back to Producer's Receipt Points to determine allocated quantities of Product received at Receipt Points for each Month.

(ii) If, during any Month, System Gains/Losses on an Individual System allocated to Producer in accordance with this Agreement exceeds 2.00% of the total quantities of Producer's owned or Controlled Product delivered to the Individual System in such Month, then Midstream Co will, for the respective Individual System, obtain updated test data (i.e. sample results, meter proves, etc.) from Receipt Points involved in calculating theoretical Product (after removal of Associated Water and Flash Gas) received into the System at Receipt Points on the Individual System and conduct a field-wide (on an Individual System basis) meter inspection and proving, if necessary, followed by an updated balance. If Midstream Co determines that a repair to the Individual System is needed to reduce the System Gains/Losses below 2.00%, Midstream Co shall undertake such repairs in a commercially reasonable manner and as soon after making such determination as is commercially reasonable.

(iii) Midstream Co shall provide Producer with prior notice of, and reasonable access to observe, any such field-wide meter balance.

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel except diesel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

(e) <u>Associated Water</u>. Midstream Co shall deliver to Producer, each Month, all Associated Water allocated to Producer or for Producer's account by delivering such Associated Water into the Water System. The Parties acknowledge that there is no separate fee chargeable by Midstream Co hereunder for Services with respect to Associated Water and that the fees chargeable by Midstream Co hereunder for Product sufficiently compensate Midstream Co for Services with respect to Associated Water. The Monthly Loss/ Gain Report shall include a statement of the Associated Water separated from the Product and delivered to Producer into the Water System.

Texas Crude Oil Gathering Agreement

Article 7
Quality

Section 7.1 Quality Specifications.

(a) Each Individual System will be operated as a field System, and as such, Product received from Producer at the Receipt Points shall conform to the following quality specifications, *provided* that the following may be varied or adjusted as described in this Section 7.1 or by express language set forth in the applicable Agreement Addendum. Midstream Co will not accept any Product unless it meets the specifications listed in the chart below and unless other properties of such Product (viscosity, pour point, and other properties) are such that it will be readily susceptible to transportation through Midstream Co's pipeline system. These specifications may be applied to each Barrel of Producer's nomination and not be limited to the composite sample of the nomination.

	Crude Oil
Sulfur Content, Weight %	<= 0.40
BS&W	<= 3.5% Of which, basic sediment is no more than <= 0.5%

(b) *Reserved*

(c) All Product delivered by Producer to Midstream Co shall have a maximum temperature of one hundred forty degrees (140º) Fahrenheit at the Receipt Point.

(d) From time to time, Midstream Co may require that Producer furnish certified laboratory reports showing the results of quality tests on the Product tendered for gathering. Midstream Co may also from time to time obtain samples for laboratory analysis to check compliance with the specifications cited above.

Texas Crude Oil Gathering Agreement

- 35 -

(e) If any Product Tendered by Producer to the Individual System fails at any time to conform to the applicable specifications, then Midstream Co will have the rights specified in <u>Section 7.2</u>.

(f) If Producer's Product delivered to the Receipt Points complies with such quality specifications, then all Product redelivered at the Delivery Points by Midstream Co to Producer shall meet the quality specifications of the applicable Downstream Facility. Midstream Co may commingle Product received into the Individual System with other Product shipments and, subject to Midstream Co's obligation to redeliver to Producer at the Delivery Points Product that satisfies the applicable quality specifications of the Delivery Points, (a) such Product shall be subject to such changes in quality, composition and other characteristics as may result from such commingling and the removal of Associated Water and Flash Gas (if any), (b) Midstream Co shall have no other obligation to Producer associated with changes in quality of Product as the result of such commingling and Associated Water and Flash Gas removal, and (c) Midstream Co shall have the right to change the quality specifications to comply with any changes in the Downstream Facility specifications.

Section 7.2 <u>Failure to Meet Specifications</u>. If any Product Tendered by Producer to the Individual System fails at any time to conform to the applicable specifications, then Midstream Co will have the right to discontinue receipt of such non-conforming Product. Unless such non-conforming Product creates a safety hazard or may damage existing infrastructure (in the opinion of Midstream Co), Midstream Co shall provide notice (which notice may be verbal initially, followed by written confirmation) to Producer twenty-four (24) hours prior to such discontinuation, and Producer shall cease delivery of Product until such time as the Product Tendered by Producer will again conform to the applicable specifications. If Producer fails to comply with the discontinuation notice (or deliver a formal dispute, as specified in the following sentence) prior to the expiration of twenty-four (24) hours after receiving such notice from Midstream Co, then Midstream Co shall be entitled to unilaterally cease receiving Product. If Producer disputes Midstream Co's determination that any Product fails to conform to the applicable specifications, then Producer shall (a) notify Midstream Co thereof within twenty-four (24) hours after receiving such notice from Midstream Co, (b) submit the applicable Product to a mutually agreed upon Third Party laboratory, and (c) cause such laboratory to analyze the Product within seventy-two (72) hours after Producer's receipt of Midstream Co's notice of non-conformance (during which time Midstream Co shall continue to accept deliveries from Producer, unless Midstream Co believes such deliveries present a safety hazard or may damage installed infrastructure). If the results of such analysis provide that the applicable Product is non-conforming, the costs and expenses associated with such analysis shall be borne by Producer; if the results of such analysis provide that the applicable Product conforms to the specifications, then Midstream Co shall reimburse Producer for all reasonable and documented costs and expenses incurred by Producer to cause such Third Party laboratory to perform such analysis. Producer will promptly undertake commercially reasonable measures to eliminate the cause of such non-conformance. Midstream Co, in its sole discretion, may accept receipt, or continue to receive, non-conforming Product if the blending and commingling of such Producer's non-conforming Product with other Product in the Individual System does not materially affect the System and the ability of Midstream Co to deliver Product at Delivery Points within applicable Delivery Point specifications. Midstream Co's continued taking of non-conforming Product shall not relieve Producer of the responsibility to undertake commercially reasonable measures to eliminate the cause of such non-conformance.

Section 7.3 <u>Indemnification Regarding Quality</u>. PRODUCER SHALL RELEASE, PROTECT, DEFEND, INDEMNIFY AND HOLD HARMLESS MIDSTREAM CO GROUP FROM AND AGAINST ALL LOSSES DIRECTLY OR INDIRECTLY ARISING OUT OF, IN CONNECTION WITH OR IN ANY MANNER ATTRIBUTABLE TO THE FAILURE OF THE PRODUCT DELIVERED BY PRODUCER TO THE INDIVIDUAL SYSTEM TO MEET THE QUALITY SPECIFICATIONS SET FORTH HEREIN, INCLUDING DISPOSAL COSTS, DAMAGE TO OR SUSTAINED BY THE INDIVIDUAL SYSTEM (INCLUDING THE EQUIPMENT AND COMPONENT PARTS), COSTS EXPENDED BY MIDSTREAM CO OR ANY OF ITS AFFILIATES TO RETURN THE INDIVIDUAL SYSTEM AND RELATED FACILITIES TO SERVICES, CLAIMS OF OTHER PRODUCERS ON THE INDIVIDUAL SYSTEM, AND CLAIMS OF OWNERS OF ALL DOWNSTREAM FACILITIES.

Texas Crude Oil Gathering Agreement

Article 8
Term

Section 8.1 <u>Term</u>. The term of this Agreement commenced on the Effective Date, and this Agreement shall remain in effect until the 16th anniversary of the Effective Date (the "<u>Initial Term</u>") and thereafter on a Year to Year basis until terminated by Midstream Co or Producer effective upon the expiration of the Initial Term or the expiration of any Year thereafter upon notice no less than 90 Days prior to the expiration of the Initial Term or the expiration of any Year thereafter (such period of time, the "<u>Term</u>").

Section 8.2 <u>Effect of Termination or Expiration of the Term</u>. Upon the termination of the Term, this Agreement shall forthwith become void and the Parties shall have no liability or obligation under this Agreement, except that (a) the termination of this Agreement shall not relieve any Party from any expense, liability or other obligation or remedy therefor that has accrued or attached prior to the date of such termination, (b) the provisions of <u>Section 7.3</u>, this <u>Section 8.2</u>, <u>Article 15</u> and <u>Section 17.1</u> through <u>Section 17.10</u> shall survive such termination and remain in full force and effect indefinitely, (c) the indemnities set forth in <u>Section 3.5(c)</u> shall survive such termination and remain in full force and effect indefinitely, and (d) <u>Section 10.4</u> and <u>Section 17.11</u> shall survive such termination and remain in full force and effect for the period of time specified in such Sections.

Article 9
Title and Custody

Section 9.1 <u>Title</u>. A nomination of Product by Producer shall be deemed a warranty of title to such Product by Producer or a warranty that Producer Controls the Product and has the right to deliver such Product for gathering under this Agreement, as applicable. Title to Product shall not transfer to Midstream Co by reason of Midstream Co's performance of the Services.

Section 9.2 <u>Custody</u>. From and after Producer's delivery of its owned or Controlled Product to Midstream Co at the Receipt Points, and until Midstream Co's redelivery of such

Texas Crude Oil Gathering Agreement

Product to or for Producer's account at the applicable Delivery Points, as between the Parties, Midstream Co shall have custody and control of, and be responsible for, such Product. In all other circumstances, as between the Parties, Producer shall be deemed to have custody and control of, and be responsible for, such Product.

Article 10
Billing and Payment

Section 10.1 <u>Statements</u>.

(a) <u>Ordinary Course</u>. Midstream Co shall submit invoices to Producer on or before the 25th Day after the end of a Month (the "<u>Invoice Month</u>"). Each invoice shall be accompanied by supporting information for all amounts charged by such invoice. All amounts owed for Services provided during an Invoice Month shall be reflected on the applicable invoice for such Invoice Month; *provided* that to the extent any amount appearing on an invoice is in respect of an amount paid by Midstream Co to a Third Party (collectively, the "<u>Reimbursed Amount</u>") or the calculation of such amount is contingent on information provided by a Third Party (collectively, the "<u>Conditional Amount</u>"), such Reimbursed Amount and Conditional Amount, shall be reflected on an invoice within 90 Days after the end of the Month in which such Reimbursed Amount was paid by Midstream Co.

(b) *Reserved.*

(c) <u>Detail</u>. Midstream Co shall cause its invoices and supporting information to include information reasonably sufficient to explain and support any estimates and charges reflected therein, the reconciliation of any estimates made in a prior Month to the actual measurements for such Month, and any adjustments to prior period volumes and quantities.

(d) <u>Monthly Loss/ Gain Report</u>. Midstream Co shall deliver to Producer, on or before the close of business of the 40th Day after the applicable Invoice Month a Monthly Loss/ Gain Report. If Midstream Co elects, it may deliver such Monthly Loss/ Gain Report concurrently with the applicable invoice.

(e) <u>One Invoice; Netting</u>. To the extent that Midstream Co and Producer are party to this Agreement and one or more other Transaction Documents, one invoice may be delivered in respect of all amounts owing under such Transaction Documents. The Parties shall net all undisputed amounts due and owing or past due and owing arising under the Transaction Documents to which Producer and Midstream Co are parties such that the Party owing the greater amount shall make a single payment of the net amount to the other Party. No amounts owing to or by any Midstream Co may be set off against amounts owing to or by any other Midstream Co. No amounts owing to or by any Producer may be set off against amounts owing to or by any other Producer. To the extent possible, all fee adjustments set forth in Article 6 shall be accomplished by setoff or netting.

Section 10.2 <u>Payments</u>.

(a) Unless otherwise agreed by the Parties, all invoices under this Agreement shall be due and payable in accordance with each invoice's instructions on or before the later of the 30th

Texas Crude Oil Gathering Agreement

Day of each Month and the 10th Day after receipt of the invoice or, if such Day is not a Business Day, then on the next Business Day. All payments by Producer under this Agreement shall be made by electronic funds transfer to the account designated by Midstream Co. Any amounts not paid by the due date will be deemed delinquent and, with respect to amounts owed to Midstream Co, will accrue interest at the Interest Rate, such interest to be calculated from and including the due date but excluding the date the delinquent amount is paid in full.

(b) If Producer, in good faith, disputes the amount of any invoice of Midstream Co, Producer will pay Midstream Co such amount, if any, that is not in dispute and shall provide Midstream Co notice, no later than 30 Days after the date that payment of such invoice would be due under Section 10.2(a), of the disputed amount accompanied by reasonable documentation to support Producer's dispute. If Producer fails to provide notice of dispute within such 30-Day period, then Producer shall be deemed to have waived its right to dispute the applicable invoice, except for a dispute following an audit conducted in accordance with Section 10.4. Following Midstream Co's receipt of such dispute notice, Producer and Midstream Co shall endeavor in good faith to resolve such dispute, and if the Parties are unable to resolve such dispute within a reasonable time, such dispute may be resolved in accordance with Section 17.6 of this Agreement. Upon resolution of the dispute, any required payment shall be made within 15 Days after such resolution, and, if such amount shall be paid to Midstream Co, such amount shall be paid along with interest accrued at the Interest Rate from and including the due date but excluding the date paid.

Section 10.3 <u>Adequate Assurances</u>. If (a) Producer fails to pay according to the provisions hereof and such failure continues for a period of 5 Business Days after written notice of such failure is provided to Producer, (b) Producer is not the Original Producer or (c) Midstream Co has reasonable grounds for insecurity regarding the performance by Producer of any obligation under this Agreement, then Midstream Co, by notice to Producer, may, singularly or in combination with any other rights it may have, demand Adequate Assurance of Performance from Producer. "<u>Adequate Assurance of Performance</u>" means, at the option of Producer, any of the following, (x) advance payment in cash by Producer to Midstream Co for Services to be provided under this Agreement in the following Month or (y) delivery to Midstream Co by Producer of an irrevocable standby letter of credit or a performance bond, in form and substance reasonably acceptable to Midstream Co, issued by a Credit-Worthy Person, in an amount equal to not less than the aggregate proceeds due from Producer under Section 10.1 for the prior 2-Month period. Promptly following the termination of the condition giving rise to Midstream Co's reasonable grounds for insecurity or payment in full of amounts outstanding, as applicable, Midstream Co shall release to Producer the cash, letter of credit, bond or other assurance provided by Producer (including any accumulated interest, if applicable, and less any amounts actually applied to cover Producer's obligations hereunder).

Section 10.4 <u>Audit</u>. Each Party has the right, at its sole expense and during normal working hours, to examine the records of the other Party to the extent reasonably necessary to verify the accuracy of any statement, charge or computation made pursuant to the provisions of the Transaction Documents. The scope of such examination will be limited to the 24 Months preceding the date such notice of audit, statement, charge or computation was presented. No Party may conduct more than one audit (taking all Transaction Documents to which Producer is a party together) of another Party during any Year (except that, if a Party is in default hereunder,

*Texas Crude Oil Gathering Agreement*

additional audits may be conducted during the continuance of such default). If any such examination reveals any inaccuracy in any statement or charge, the necessary adjustments in such statement or charge and the payments necessitated thereby shall be made within 60 Days of resolution of the inaccuracy. This provision of this Agreement will survive any termination of this Agreement for the later of (a) a period of 24 Months from the end of the Year in which the date of such termination occurred or (b) until a dispute initiated within the 24 Month period is finally resolved, in each case for the purpose of such statement and payment objections.


Article 11
Remedies


Section 11.1 <u>Suspension of Performance; Temporary Release from Dedication</u>.

(a) <u>Suspension by Midstream Co as Remedy for Payment Default</u>. If Producer fails to pay any invoice rendered under Article 10, such failure is not due to a good faith dispute by Producer in accordance with Section 10.2(b), and such failure is not remedied within 5 Business Days after Producer's receipt of written notice of such failure from Midstream Co, Midstream Co shall have the right, at its sole discretion, to (i) suspend performance (including withholding any payments that are owed by Midstream Co to Producer, and such withheld amounts shall not be subject to setoff under Section 10.1(e)) under this Agreement until such amount, including interest at the Interest Rate, is paid in full or (ii) continue performing the Services under this Agreement, and, acting in a commercially reasonable manner, sell any Product delivered by Producer to the Receipt Points on Producer's behalf, and use the proceeds therefrom to reimburse Midstream Co for any amounts due and owing to Midstream Co, and, at Producer's election, either (y) remit any excess amounts received under such sale to Producer or (z) reduce the Services Fee due from Producer to Midstream Co for the following Month by the amount of such excess.

(b) <u>Additional Suspensions as Remedies</u>. If a Party fails to perform or comply with any material warranty, covenant or obligation (other than as provided in Section 11.1(a) or Section 2.4(a)(i)) contained in this Agreement and such failure has not been remedied within 60 Days after its receipt of written notice from the other Party of such failure, then the non-defaulting Party shall have the right to suspend performance of its obligations under this Agreement that are affected by such failure or non-compliance (including withholding any payments that are owed to the other Party, and such withheld amounts shall not be subject to netting or setoff under Section 10.1(e)); provided that Producer may not withhold any payments that are owed to Midstream Co for Services actually performed by Midstream Co. Original Producer's failure to accurately track, calculate and timely provide support of the total Net Acres sold pursuant to Section 16.2(b)(ii) shall constitute a material breach of Original Producer's obligations hereunder.

(c) <u>Specific Performance and Declaratory Judgments</u>. Damages in the event of breach of this Agreement by a Party hereto may be difficult, if not impossible, to ascertain. Therefore, each Party, in addition to and without limiting any other remedy or right it may have, will have the right to seek a declaratory judgment and will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the Parties hereto hereby waives any


Texas Crude Oil Gathering Agreement


and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any Party from pursuing any other rights and remedies at law or in equity that such Party may have.

Section 11.2 <u>No Election</u>. In the event of a default by a Party under this Agreement, the other Party shall be entitled in its sole discretion to pursue one or more of the remedies set forth in this Agreement, or such other remedy as may be available to it under this Agreement, at Law or in equity, subject, however, to the limitations set forth in <u>Section 11.3</u> and <u>Article 15</u>. No election of remedies shall be required or implied as the result of a Party's decision to avail itself of a remedy under this Agreement.

Section 11.3 <u>DIRECT DAMAGES</u>. A PARTY'S DAMAGES RESULTING FROM A BREACH OR VIOLATION OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR CONDITION CONTAINED IN THIS AGREEMENT OR ANY ACT OR OMISSION ARISING FROM OR RELATED TO THIS AGREEMENT SHALL BE LIMITED TO ACTUAL DIRECT DAMAGES AND SHALL NOT INCLUDE ANY OTHER LOSS OR DAMAGE, INCLUDING INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, PRODUCTION, OR REVENUES, AND EACH PARTY RELEASES THE OTHER PARTY FROM ALL SUCH CLAIMS FOR LOSS OR DAMAGE OTHER THAN ACTUAL DIRECT DAMAGES; *PROVIDED* THAT THIS LIMITATION TO DIRECT DAMAGES SHALL NOT LIMIT THE PARTIES' INDEMNIFICATION OBLIGATIONS UNDER <u>Section 3.5(c)</u>, <u>Section 7.3</u>, AND <u>Article 15</u>.


Article 12
Force Majeure


Section 12.1 <u>Force Majeure</u>. If either Midstream Co or Producer is rendered unable by an event of Force Majeure to carry out, in whole or part, its obligations under this Agreement and such Party gives notice (which notice may initially be delivered orally so long as written notice is delivered as soon as reasonably practicable thereafter) and reasonably full details of the event (including the nature, extent, effect, and likely duration of the event or circumstances constituting the Force Majeure event) to the other Party as soon as practicable after the occurrence of the event, then, during the pendency of such Force Majeure, but only during that period, the obligations of the Party affected by the event shall be canceled or suspended, as applicable, to the extent required; *provided*, *however*, that notwithstanding anything in the foregoing to the contrary, no Party shall be relieved from any indemnification obligation or any obligation to make payments, as the result of Force Majeure, regardless of which Party is affected; *provided further* that if the Force Majeure impacts only a particular Facility Segment or Individual System, then the suspension of obligations described in this sentence shall apply only to the applicable Facility Segment or Individual System and not to the obligations owing in connection with the rest of the System. The Party affected by Force Majeure shall use commercially reasonable efforts to remedy the Force Majeure condition with all reasonable dispatch, shall give notice to the other Party of the termination of the Force Majeure, and shall resume performance of any suspended obligation promptly after termination of such Force Majeure.

Section 12.2 <u>Extension Due to Force Majeure</u>. If a Party is unable to meet any deadline set forth herein as a result of a Force Majeure, then provided that such Party complies with the provisions of <u>Section 12.1</u>, such deadline shall be extended for a period of time equal to the period of time during which such Party is delayed due to the Force Majeure.


Texas Crude Oil Gathering Agreement


Article 13
Change in Law; Uneconomic Service

Section 13.1 <u>Changes in Applicable Law</u>.

(a) If any new Laws are enacted or amended or any new interpretations in respect of previously existing Laws are issued after the Effective Date that require Midstream Co to make capital expenditures with respect to the System, then Midstream Co may propose an increase to the applicable Individual Fee as may be necessary or appropriate to preserve and continue for the Parties the rights and benefits originally contemplated for the Parties by this Agreement; *provided, however*, that no increase to the applicable Individual Fee pursuant to this <u>Section 13.1</u> shall be applicable unless and until, in the reasonable judgment of Midstream Co, Midstream Co would be required to make capital expenditures with respect to the System in order to comply with such new Law that materially and adversely affects the economics of the Services provided, fees received, or the other economic benefits of this Agreement for Midstream Co.

(b) Producer shall accept or reject, in its sole discretion, Midstream Co's proposed increase to the Individual Fee within 30 Days after receiving such proposal from Midstream Co. If Producer fails to provide notice of such acceptance or rejection within such 30-Day period, then Producer shall be deemed to have accepted such increase. If Producer rejects the amount of the proposed increase, then Midstream Co shall release the Wells, Separator Facilities, Receipt Points, Spacing Units, and Dedicated Production that would have been affected by such increase in accordance with <u>Section 2.4(a)(viii)</u>. The Parties will amend, update, or revise the applicable Agreement Addendum in accordance with this Agreement to reflect any changes in the applicable Individual Fees agreed to in accordance with this <u>Section 13.1</u>.

(c) Producer and Midstream Co shall use their commercially reasonable efforts to comply with new and amended applicable Laws and new interpretations of existing Laws.

Section 13.2 <u>Unprofitable Operations and Rights of Termination</u>.

(a) <u>Cessation of Services</u>. If, in the sole discretion of Midstream Co, (x) the gathering of Product from any Wells, Separator Facilities or Receipt Points, (y) the delivery of Product to any Delivery Points or (z) the provision of any other Service under this Agreement, is or becomes uneconomical due to its volume, quality, or for any other cause, then Midstream Co shall not be obligated to provide the applicable Services so long as such condition exists.

(i) If Midstream Co suspends Services under this <u>Section 13.2(a)</u> as a result of Producer's (A) negligence, willful misconduct, or breach of this Agreement, (B) delivery of Product that fails to meet the quality specifications required by <u>Section 7.1</u>, or (C) execution of a plan of development that deviates from the then-applicable Development Report, then Midstream Co may resume providing such Services at any

Texas Crude Oil Gathering Agreement

time, upon two months' advance written notice delivered to Producer, and the affected Wells, Separator Facilities, Receipt Points, Spacing Units and Dedicated Production shall only be permanently released as a result of suspension under this clause by mutual agreement of the Parties under Section 2.4(a)(iv).

(ii) If Midstream Co suspends Services under this Section 13.2(a) for any reason other than as specified in clause (i) above and (x) such suspension continues for six consecutive Months or (y) Midstream Co delivers notice to Producer that such suspension shall be permanent, then the applicable Wells, Separator Facilities, Receipt Points, Spacing Units, and Dedicated Production shall be permanently released as specified in Section 2.4(a)(viii).

(b) Election not to Expand System. If Midstream Co determines, in its discretion, that an expansion of the Individual System to satisfy the needs of Producer, as described in Section 3.2 hereof, would be uneconomical, then Midstream Co shall neither be obligated to undertake such expansion nor to provide the applicable Services. Producer shall be entitled to a release of the applicable Planned Wells, Planned Separator Facilities and Dedicated Production pursuant to Section 2.4(a)(ix) immediately upon Midstream Co's delivery of a System Plan (marked as "Final") indicating that a requested expansion would be uneconomical pursuant Section 13.2(d).

(c) Start Date of Suspension of Services. Midstream Co shall cause any suspension of Services permitted by this Section 13.2 to commence on the first Day of a Month and not on any other Day.

(d) Supporting Documentation and Management Discussions. As soon as Midstream Co determines that an expansion of the Individual System will not be economic or that continuing to provide Services at existing facilities has been rendered uneconomic, Midstream Co shall communicate the same to Producer.

(i) With respect to existing facilities, such notice shall be delivered to Producer at least 180 Days in advance of any proposed curtailment under this Section 13.2 and such notice shall be accompanied by documentation supporting its claim that certain Services have become uneconomical. Commencing on the date on which such notice is delivered and continuing for 180 Days, Midstream Co shall participate in Meetings of Senior Management if so requested by Producer, so long as such Meetings of Senior Management are scheduled at mutually agreeable times and locations, in order to negotiate a transition of Services that will not materially adversely affect Producer. Such discussions may include the following matters and such other matters aimed at ameliorating the detrimental effects of Midstream Co ceasing to provide Services: (A) purchase by Producer from Midstream Co of the pipe, rights of way or other assets necessary for the types of services that otherwise would have been performed under this Agreement, (B) a continuation of the provision of Services hereunder by Midstream Co for a period of time longer than the 180 Days required hereby in order to permit Producer sufficient time to take over operations or find an alternate midstream service provider and (C) adjustments to the Development Plan or rework certain Wells in order to address the concerns of Midstream Co with respect to providing Services thereto. In no event shall

Texas Crude Oil Gathering Agreement

- 43 -

Midstream Co's obligation to be available for Meetings of Senior Management create an obligation on Midstream Co to continue providing services past the 180 Days required hereby, and Midstream Co is under no obligation to agree to any amendments to this Agreement or modifications to the Services provided in order to accommodate requests of Producer during such negotiations. However, both Parties have an obligation to negotiate in good faith during such discussions.

(ii) With respect to planned facilities, Midstream Co shall indicate that providing Services to Planned Wells or Planned Separator Facilities is uneconomical by failing to include the necessary expansion projects in the applicable System Plan and shall provide supporting documentation for its determination that such expansion would be uneconomical, if requested by Producer. If Midstream Co delivers a System Plan (marked as "Final") describing the necessary expansion projects, such delivery shall be deemed to be a commitment by Midstream Co to complete such expansion without exercising its rights under Section 13.2(b), so long as conditions (including anticipated throughput, pricing, the ability to obtain rights-of-way, Producer's continued execution of the Development Report, and any other factors deemed material by Midstream Co) do not materially change; *provided, however* that upon the initiation of Services through such expansion project or through a component part of such expansion project, such expansion (or applicable portion thereof) shall be considered "existing facilities" for purposes of this Section 13.2 and Midstream Co shall have all of the rights set forth herein with respect to existing facilities that become uneconomical. Nothing in this Section 13.2(d) shall give Producer a right to consent to a suspension under this Section 13.2.

(e) No Obligation to Drill or Operate. Without limiting the right of Producer to revise the Development Report to eliminate any proposed Wells or Separator Facilities, nothing herein shall be construed to require Producer to drill any Well, to continue to operate any Well, to place any new Separator Facility into service or to maintain the operation of any Separator Facility that a prudent operator would not in like circumstances drill or continue to operate.


Article 14
Regulatory Status


Section 14.1 Non-Jurisdictional System. The Services being provided by Midstream Co hereunder are intended to be gathering services, and no Governmental Authority currently establishes the rates or terms of service relating to the Services. This Agreement is subject to all valid present and future Laws of Governmental Authorities now or hereafter having jurisdiction over the Parties, this Agreement, the Services performed, or the System. It is the intent of the Parties that no Governmental Authority shall alter any provisions in the Agreement in such a way that would have the effect of altering the economic benefits of either Party, as originally contemplated under this Agreement. The Parties shall (a) vigorously defend and support in good faith the enforceability of this Agreement and the continuance, without alternation, of the Services in any and all proceedings before any Governmental Authority in which this Agreement is subject to review and (b) not initiate or support, either directly or indirectly, any challenge with any Governmental Authorities to the rates provided herein or any other modification to this Agreement that would alter the economic benefits of a Party as originally contemplated under this Agreement.

Texas Crude Oil Gathering Agreement

Section 14.2 <u>Government Authority Modification</u>. Notwithstanding the provisions of <u>Section 14.1</u>, if the rates are changed or required to be changed or any other modification to this Agreement that alters the economic benefits of a Party, as originally contemplated under this Agreement, in response to any order, regulation, or other mandate of a Governmental Authority, then no such change or modification shall constitute a breach or other default under the terms of this Agreement, and the Parties shall negotiate in good faith to enter into such amendments to this Agreement or a separate arrangement in order to give effect, to the greatest extent possible, the economic benefit as originally contemplated in this Agreement. If, in the reasonable opinion of Midstream Co's counsel, a Governmental Authority's regulation of Midstream Co's results in (a) Midstream Co not having the same economic benefits as originally contemplated under this Agreement or (b) Midstream Co's or any of its Affiliate's pipelines becoming subject to additional legal requirements or regulation, and the Parties have not mutually agreed as to how to mitigate or alleviate the foregoing, then Midstream Co shall have the right, without liability, to terminate this Agreement.

Article 15
Indemnification and Insurance

Section 15.1 <u>Reciprocal Indemnity</u>. To the fullest extent permitted by applicable Law and except as otherwise set forth in <u>Section 3.5(c)</u> and <u>Section 7.3</u>:

(a) <u>Producer Indemnification</u>. Producer shall release, protect, defend, indemnify and hold harmless Midstream Co Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Producer or any member of Producer Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF MIDSTREAM CO GROUP OR ANY OTHER PERSONS.

(b) <u>Midstream Co Indemnification</u>. Midstream Co shall release, protect, defend, indemnify and hold harmless Producer Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Midstream Co or any member of Midstream Co Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF PRODUCER GROUP OR ANY OTHER PERSONS.

(c) <u>Regardless of Fault</u>. AS USED IN THE PRECEDING TWO SUBCLAUSES, THE PHRASE "REGARDLESS OF FAULT" SHALL MEAN, WITH RESPECT TO ANY LOSS THAT IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, OR OTHERWISE), STRICT LIABILITY, OR OTHER FAULT, OF ANY MEMBER OF MIDSTREAM CO GROUP OR THE PRODUCER GROUP, WITHOUT REGARD TO THE CAUSE OR CAUSES THEREOF AND WITHOUT LIMITATION OF SUCH LOSS AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

Texas Crude Oil Gathering Agreement

Section 15.2 <u>Indemnification Regarding Third Parties</u>. Each Party shall release, protect, defend, indemnify and hold the other Party harmless against any Loss by a Third Party that is not a member of the Producer Group or Midstream Co Group, to the extent such Loss (a) is caused by the negligence or willful misconduct of said indemnifying Party or such Party's Group, or (b) in the case of Producer as indemnifying Party, results from claims by a Third Party of title, rights, or encumbrances in or to Product delivered by Producer to a Receipt Point.

Section 15.3 <u>Penalties</u>. Producer shall release, protect, defend, indemnify, and hold harmless Midstream Co from any Losses resulting from penalties imposed by a Downstream Facility in any transportation contracts or service agreements associated with, or related to, Producer's owned or Controlled Product, including any penalties imposed pursuant to the Downstream Facility's tariff.

Section 15.4 <u>Insurance</u>. Midstream Co and Producer shall (a) carry and maintain no less than the insurance coverage set forth in <u>Exhibit D</u>, and (b) cause such insurance to be (i) the primary coverage without any right of contribution from any other insurance held by the other Party to the extent of the insured Party's indemnification obligations hereunder, and (ii) written and endorsed to include waivers of all subrogation rights of the insurers against Midstream Co and its Group (in the case of Producer's insurance) or Producer and its Group (in the case of Midstream Co's insurance). Unless Producer is Original Producer, Producer shall also cause the insurance carried and maintained by it pursuant to this <u>Section 15.4</u> to be endorsed to name Midstream Co and its Group as additional insureds or provide blanket additional insured status that covers Midstream Co and its Group as additional insureds, except in the case of worker's compensation insurance. Any insurance provided by OpCo on behalf of Midstream Co that comports with this <u>Section 15.4</u> shall be deemed to satisfy these requirements.


Article 16
Assignment


Section 16.1 <u>Assignment of Rights and Obligations under this Agreement</u>.

(a) <u>Assignment</u>. Except as specifically otherwise provided in this Agreement, no Party shall have the right to assign its rights and obligations under this Agreement (in whole or in part) to another Person except with the prior consent of Midstream Co (in the case of an assignment by Producer) or Producer (in the case of an assignment by Midstream Co), which consent may be withheld at such Party's sole discretion. Notwithstanding the foregoing, Producer may assign its rights and obligations under this Agreement to any Person to whom Producer assigns or transfers an interest in any of the Dedicated Properties insofar as this Agreement relates to such Dedicated Properties without the consent of Midstream Co; *provided* that (A) such Person assumes in writing the obligations of Producer under this Agreement insofar as it relates to the portion of the Dedicated Properties so assigned or transferred, such writing shall take the form of an Agreement Addendum, executed by the applicable Midstream Co and the Producer Assignee (and others, if appropriate) and such writing shall be recorded in the real property records of the counties in which the Dedication Area is located, (B) such assignment is made subject to this Agreement, (C) if such assignment or transfer is made to an Affiliate of Producer, the Original Producer shall not be released from any of its obligations under this Agreement, and (D) if such transfer or assignment is to a Producer Assignee (a "<u>Third Party</u>


Texas Crude Oil Gathering Agreement


Assignment"): (1) the Original Producer shall be released from its obligations under this Agreement with respect to the Dedicated Properties so assigned or transferred, (2) at least thirty (30) Days prior to the closing date of the Third Party Assignment (or, if the period between signing and closing is less than thirty (30) Days, as early as possible and in no event less than two Business Days prior to the closing of the Third Party Assignment), Producer shall cause the proposed Producer Assignee to deliver an updated Development Report to Midstream Co and (3) prior to or on the closing date of the Third Party Assignment, the Producer Assignee shall deliver to Midstream Co (x) a copy of the writing pursuant to which the Third Party Assignment is occurring, and (y) documentation of any Conflicting Dedication affecting any Product of the Producer Assignee that would otherwise be considered Dedicated Production.

(b) <u>Notice; Binding Effect</u>. Within 30 Days prior to the date of execution of a permitted assignment by Producer, Producer shall give Midstream Co notice of any assignment of this Agreement or Dedicated Properties. Midstream Co shall give Producer written notice of any assignment of this Agreement within 30 Days after the date of execution of such permitted assignment. This Agreement shall be binding upon and inure to the benefit of the respective permitted successors and assigns of the Parties. Any attempted assignment made without compliance with the provisions set forth in this <u>Section 16.1</u> shall be null and void *ab initio*.

(c) <u>Releases not Assignments</u>. Any release of any of the Dedicated Properties from the Dedications pursuant to <u>Section 2.4</u> shall not constitute an assignment or transfer of such Dedicated Properties for the purposes of this <u>Article 16</u>.

Section 16.2 <u>Pre-Approved Assignments</u>.

(a) Each Party shall have the right without the prior consent of the others to (i) mortgage, pledge, encumber or otherwise impress a lien or security interest upon its rights and interest in and to this Agreement, and (ii) make a transfer pursuant to any security interest arrangement described in (i) above, including any judicial or non-judicial foreclosure and any assignment from the holder of such security interest to another Person.

(b) Original Producer (but not any subsequent Producer) may Transfer Dedicated Properties free of the terms, conditions and obligations of this Agreement in a Transfer:

    (i) where such Transfer is an exchange of undeveloped Dedicated Properties (the "<u>Outbound Acreage</u>") for properties of a Third Party located in the Dedication Area, which such properties become subject to the Dedications under this Agreement; provided that Producer shall reimburse Midstream Co in full for all actual costs and expenses incurred by Midstream Co to install, build, construct, or otherwise place into service infrastructure for the Outbound Acreage, so long as Midstream Co had informed Producer of its intention to install, build, construct or otherwise place into service the applicable infrastructure by inclusion of the same in a System Plan delivered prior to the closing of the applicable Transfer; or

    (ii) where such Transfer (x) is not of the type described in <u>Section 16.2(b)(i)</u>, (y) pertains solely to Dedicated Properties outside of the boundary shown on Annex A to Midstream Addendum 07, and (z) would not cause the number of Net Acres of Dedicated

Texas Crude Oil Gathering Agreement

Properties Transferred pursuant to this <u>Section 16.2(b)(ii)</u> during the Term of this Agreement, on an aggregate basis, to exceed 3,500 Net Acres. Original Producer shall be responsible for tracking the total acreage sold under this <u>Section 16.2 (b)(ii)</u> and the number of Net Acres Transferred beginning on the Effective Date and continuing through the end of the Term and shall, upon request of Midstream Co, provide evidence supporting Original Producer's calculation thereof.

Section 16.3 <u>Change of Control</u>. Except as provided in <u>Section 16.1</u>, nothing in this <u>Article 16</u> shall prevent Producer's members or owners from transferring their respective interests (whether equity or otherwise and whether in whole or in part) in Producer and nothing in this <u>Article 16</u> shall prevent Midstream Co's members or owners from transferring their respective interests (whether equity or otherwise and whether in whole or in part) in Midstream Co. However, if a change of control of a Party gives rise to a reasonable basis for insecurity on the part of the other Party, such change of control may be the basis for a request of Adequate Assurance of Performance. Each member or owner of Producer or Midstream Co, as applicable, shall have the right to assign and transfer such member's or owner's interests (whether equity or otherwise and whether in whole or in part) in Producer or Midstream Co, as applicable, without restriction contained in this Agreement.

Article 17
Other Provisions

Section 17.1 <u>Relationship of the Parties</u>. The execution and delivery of an Agreement Addendum shall create a binding agreement between the Parties signatory thereto consisting of the terms set forth in such Agreement Addendum together with the terms set forth in these Agreement Terms and Conditions. The signatories of one Agreement Addendum shall not be bound to or otherwise in privity of contract with the signatories of any other Agreement Addendum, and the execution and delivery of each Agreement Addendum shall form a separate and distinct contract. This Agreement shall not be deemed or construed to create, a partnership, joint venture or association or a trust between Producer and Midstream Co or the persons party to any other Agreement Addendum. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries.

Section 17.2 <u>Notices</u>. Unless otherwise specified in the applicable provision, all notices, consents, approvals, requests, and other communications required or permitted to be given under this Agreement shall be in writing and delivered personally, or sent by bonded overnight courier, mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, return receipt requested, or, except in the case of notices of breach or default, sent by electronic mail (including with a PDF of the notice or other communication attached), in each case, addressed (i) if to Producer, at the address set forth on the applicable Agreement Addendum and (ii) if to Midstream Co, at the address set forth on the applicable Agreement Addendum; *provided* that in the case of any notice by electronic mail, such notice is confirmed by communication via another method permitted by this <u>Section 17.2</u>. Any notice, consent, approval, request, or other communication ("<u>Communications</u>") given in accordance herewith shall be deemed to have been given when (a) actually received or rejected by the

Texas Crude Oil Gathering Agreement

addressee in person or by courier, (b) (*reserved*), or (c) actually received or rejected by the addressee upon delivery by overnight courier or United States Mail, as shown in the tracking report or return receipt, as applicable. Communications may not be transmitted by electronic mail, except for ordinary course business communications that shall be deemed to be received, if transmitted during normal business hours on such Business Day, or if transmitted after normal business hours, on the next Business Day. Any Person may change their contact information for notice by giving notice to the other Party in the manner provided in this Section 17.2.

Section 17.3 Entire Agreement; Conflicts. This Agreement (consisting of these Agreement Terms and Conditions and the applicable Agreement Addendum) constitutes the entire agreement of Producer and Midstream Co pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of Producer and Midstream Co pertaining to the subject matter hereof. There are no warranties, representations, or other agreements between Producer and Midstream Co relating to the subject matter hereof except as specifically set forth in this Agreement, including the exhibits hereto, and no Party shall be bound by or liable for any alleged representation, promise, inducement, or statements of intention not so set forth.

Section 17.4 Waivers; Rights Cumulative. Any of the terms, covenants, or conditions hereof may be waived only by a written instrument executed by or on behalf of the Person waiving compliance. No course of dealing on the part of any Party, or their respective officers, employees, agents, or representatives, nor any failure by a Party to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term or covenant contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term or covenant. The rights of Produce and Midstream Co under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

Section 17.5 Amendment.

(a) This Agreement may be amended only by an instrument in writing executed (except as otherwise set forth in this Section 17.5) by Producer and Midstream Co and expressly identified as an amendment or modification.

(b) In the event of a conflict between (i) these Agreement Terms and Conditions or any exhibit to this agreement, on the one hand, and (ii) an applicable Agreement Addendum, on the other, the applicable Agreement Addendum shall control.

Section 17.6 Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. Any dispute, controversy, or claim arising out of or relating to this Agreement shall be finally settled by arbitration in accordance with the CPR Institute for Dispute Resolution Rules for Non-Administered Arbitration then in effect (the "Rules") by a sole arbitrator appointed in accordance

Texas Crude Oil Gathering Agreement

with the Rules. The arbitrator is not empowered to award consequential, indirect, special, punitive or exemplary damages, and each Party irrevocably waives any damages in excess of actual damages. Arbitration shall be held in the English language in the State, and the decision of the arbitration panel shall include a statement of the reasons for such decision, and the award shall be final and binding on Producer and Midstream Co. Awards shall be final and binding on Producer and Midstream Co from the date they are made and judgment upon any award may be entered in any court having jurisdiction. The arbitrator shall apply the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

Section 17.7 <u>Parties in Interest</u>. Except for parties indemnified hereunder, nothing in this Agreement shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind.

Section 17.8 <u>Preparation of Agreement</u>. The Parties and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

Section 17.9 <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, Producer and Midstream Co, as applicable, shall negotiate in good faith to modify this Agreement so as to effect the original intent of Producer and Midstream Co as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. A ruling of invalidity, illegality or unenforceability as to one Agreement shall only be applicable to that Agreement, not all the Agreements covered by these Agreement Terms and Conditions.

Section 17.10 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto; provided that the originals of any such electronically provided signatures shall be provided by the signatory, if requested by the other Party within a week of exchanging signatures.

Section 17.11 <u>Confidentiality</u>. All data and information exchanged by the Parties (other than the terms and conditions of this Agreement) and all pricing terms shall be maintained in strict and absolute confidence and no Party shall disclose, without the prior consent of the other Parties, any such data, information or pricing terms unless the release thereof is required by Law (including any requirement associated with an elective filing with a Governmental Authority) or the rules or regulations of any stock exchange on which any securities of the Parties or any Affiliates thereof are traded. Nothing in this Agreement shall prohibit the Parties from disclosing whatever information in such manner as may be required by Applicable Law; nor shall any Party be prohibited by the terms hereof from disclosing information acquired under this Agreement to any financial institution or investors providing or proposing financing to a Party or

Texas Crude Oil Gathering Agreement

to any Person proposing to purchase the equity in any Party or the assets owned by any Party. Notwithstanding the foregoing, the restrictions in this <u>Section 17.11</u> will not apply to data or information that (i) is in the possession of the Person receiving such information prior to disclosure by the other Party, (ii) is or becomes known to the public other than as a result of a breach of this Agreement or (iii) becomes available to a Party a non-confidential basis from a source other than the other Party, *provided* that such source is not bound by a confidentiality agreement with, or other fiduciary obligations of confidentiality to, the other Party. This Section will survive any termination of this Agreement for a period of 24 Months from the end of the Year in which the date of such termination occurred.

(End of Agreement Terms and Conditions)

Texas Crude Oil Gathering Agreement

- 51 -

EXHIBIT A
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO CRUDE OIL GATHERING SERVICES

Reserved

Texas Crude Oil Gathering Agreement

Exhibit A - 1

EXHIBIT B
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO CRUDE OIL GATHERING SERVICES

DOWNTIME FEE REDUCTION

Facility Segment Downtime Percentage (per Month)	Percentage Reduction of Individual Fee with respect to such Facility Segment
Greater than 4.5% and up to and including 10%	5%
Greater than 10% and up to and including 12%	10%
Greater than 12% and up to and including 15%	15%
Greater than 15%	20%

(End of Exhibit B)

EXHIBIT C
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO CRUDE OIL GATHERING SERVICES

OPERATING PRESSURE FEE REDUCTION

Pressure Overage Percentage, based on pressures at a central facility on a Facility Segment	Percentage Reduction of Individual Fee with respect to such Facility Segment
Less than 5%	None
Greater than 5% and up to and including 15%	5%
Greater than 15% and up to and including 25%	10%
Greater than 25% and up to and including 35%	15%
Greater than 35% and up to and including 45%	20%
Greater than 45%	25%

(End of Exhibit C)

Crude Oil Gathering Agreement

Exhibit C - 1

EXHIBIT D
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO OIL GATHERING SERVICES

INSURANCE

Midstream Co and Producer shall (or, in the case of Midstream Co, Midstream Co may cause OpCo to) purchase and maintain in full force and effect at all times during the Term of this Agreement, at such Party's sole cost and expense and from insurance companies that are rated (or whose reinsurers are rated) "A-VII" or better by AM Best or "BBB-" or better by Standard & Poor's or an equivalent rating from another recognized rating agency, policies providing the types and limits of insurance indicated below, which insurance shall be regarded as a minimum and, to the extent of the obligations undertaken by such Party in this Agreement, shall be primary (with the exception of the Excess Liability Insurance and Workers' Compensation) as to any other existing, valid, and collectable insurance. Each Party's deductibles shall be borne by that Party.

A. Where applicable, Workers' Compensation and Employers' Liability Insurance, in accordance with the statutory requirements of the State, and endorsed specifically to include the following:

1. Employers' Liability, subject to a limit of liability of not less than $1,000,000 per accident, $1,000,000 for each employee/disease, and a $1,000,000 policy limit.

The Workers' Compensation and Employers' Liability Insurance policy(ies) shall contain an alternate employer endorsement.

B. Commercial General Liability Insurance, with limits of liability of not less than the following:

$2,000,000 general aggregate

$1,000,000 each occurrence, Bodily Injury or Property Damage Combined Single Limit

Such insurance shall include the following:

1. Premises and Operations coverage.

2. Contractual Liability covering the liabilities assumed under this Agreement.

3. Broad Form Property Damage Liability endorsement, unless policy is written on November 1988 or later ISO form.

4. Products and Completed Operations.

5. Time Element Limited Pollution coverage.

Crude Oil Gathering Agreement

Exhibit D - 1

C.   If applicable, Automobile Liability Insurance, with limits of liability of not less than the following:

      $1,000,000 Bodily Injury or Property Damage Combined Single Limit, for each occurrence.

      Such coverage shall include hired and non-owned vehicles and owned vehicles where applicable.

D.   If applicable, Aircraft Liability Insurance. In any operation requiring the use or charter of aircraft or helicopters by Midstream Co or Producer, combined single limit insurance shall be carried or cause to be carried for public liability, passenger liability and property damage liability in an amount of not less than $8,000,000 per seat subject to a minimum of $20,000,000; this insurance shall cover all owned and non-owned aircraft, including helicopters, used by Midstream Co in connection with the performance of the work set forth in this Agreement.

E.   Excess Liability Insurance, with limits of liability not less than the following:

      Limits of Liability - $10,000,000 Occurrence/Aggregate for Bodily Injury and Property Damage in excess of the coverage outlined in Paragraphs A, B, C and D.

The limits of coverage required in this Agreement may be met with any combination of policies as long as the minimum required limits are met.

Each Party to this Agreement shall have the right to acquire, at its own expense, such additional insurance coverage as it desires to further protect itself against any risk or liability with respect to this Agreement and operations and activities under this Agreement or related thereto. All insurance maintained by or on behalf of Producer or Midstream Co shall contain a waiver by the insurance company of all rights of subrogation in favor of the other Party.

Neither the minimum policy limits of insurance required of the Parties nor the actual amounts of insurance maintained by the Parties under their insurance program shall operate to modify the Parties' liability or indemnity obligations in this Agreement.

A Party may self-insure the requirements in this Exhibit D if such Party is Controlled by Noble Energy, Inc. and, otherwise, if such Party or its parent is considered investment grade (S&P BBB- or equivalent or higher).

(End of Exhibit D)

Crude Oil Gathering Agreement

Exhibit D -2

TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO BRACKETED ASTERISKS [**].

TEXAS OIL GATHERING AGREEMENT

AGREEMENT ADDENDUM 01

PERMIAN
CONTRACT NUMBER: BLPR01-OG

This AGREEMENT ADDENDUM 01 (this "Agreement Addendum") (a) shall be effective as among the Persons named below as "Producer" and "Midstream Co" as of the date specified below as the "Effective Date," (b) incorporates the Texas Agreement Terms and Conditions Relating to Crude Oil Gathering Services (the "Agreement Terms and Conditions"), which were last amended effective as of the Effective Date, and (c) together with the Agreement Terms and Conditions, shall constitute one contract and shall be the Agreement of the Parties. Except as otherwise set forth herein (i) all terms shall have the meanings assigned to such terms in the Agreement Terms and Conditions, and (ii) all references to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to the Agreement Terms and Conditions.

Producer desires to contract with Midstream Co for Midstream Co to provide the Services utilizing the Individual System, and Midstream Co desires to provide the Services to Producer, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements in this Agreement, Midstream Co and Producer hereby agree as follows:

Producer	Rosetta Resources Operating LP, a Delaware limited partnership
Midstream Co	Blanco River DevCo LP, a Delaware limited partnership
Parties	The term "Party" or "Parties" shall refer to Producer and Midstream Co identified in this Agreement Addendum
Effective Date	September 1, 2016

Agreement Addendum 01 – Page 1
Texas Crude Oil Gathering Agreement
Permian

Dedication Area	The following areas within Reeves County, Texas:
	H&GNRR Block 5 H&GNRR Block 6 H&GNRR Block 13
	PSL Block C18 PSL Block C10 PSL Block C9 PSL Block C8 PSL Block C7 PSL Block C6
	T&P RR Block 51-T7 T&P RR Block 50-T7
Individual Fee	$[**].

**Notices and Payments**

Notice Address – General Matters & Correspondence	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Chief Financial Officer John F. Bookout, IV Telephone: (832) 639-7134 Email: John.Bookout@nblenergy.com
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: John Nedelka, Director Revenue Accounting Telephone: (281) 872-3120 Email: John.Nedelka@nblenergy.com


Agreement Addendum 01 – Page 3
Texas Crude Oil Gathering Agreement
Permian


Notice Address – Operational Matters	**Midstream Co:**
	Midstream Co
	c/o Noble Midstream Services, LLC
	1001 Noble Energy Way
	Houston, TX 77070
	Attention: Chief Operating Officer
	John C. Nicholson
	Telephone: (281) 876-6186
	Email: John.Nicholson@nblenergy.com
	Producer:
	Rosetta Resources Operating LP
	c/o Noble Energy, Inc.
	1001 Noble Energy Way
	Houston, TX 77070
	Attention: John Nedelka, Director Revenue Accounting
	Telephone: (281) 872-3120
	Email: John.Nedelka@nblenergy.com

Agreement Addendum 01 – Page 4
Texas Crude Oil Gathering Agreement
Permian

Notice Address – Force Majeure and Marketing interruptions	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Chief Operating Officer John C. Nicholson Telephone: (281) 876-6186 Email: John.Nicholson@nblenergy.com
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: John Nedelka, Director Revenue Accounting Telephone: (281) 872-3120 Email: John.Nedelka@nblenergy.com
Notice Address – Invoicing Matters	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Ian Dams Telephone: (832) 639-7406 Email: ian.dams@nblenergy.com
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: John Nedelka, Director Revenue Accounting Telephone: (281) 872-3120 Email: John.Nedelka@nblenergy.com

Payments by Electronic Funds Transfer	**Midstream Co:**
	ABA for wire: 021000021
	ABA for ACH: 111000614
	Account Number: 880285205
	Account Name: Blanco River DevCo LP
	Financial Institution: JP Morgan
	Bank Swift: CHASUS33
	Producer:
	ABA/Routing Number: 021000021
	Account Number: 700628402
	Account Name: Rosetta Resources Operating LP
	Financial Institution: JPMorgan Chase – New York
	Bank Swift: CHASUS33

(End of Agreement Addendum 01)

Agreement Addendum 01 – Page 6
Texas Crude Oil Gathering Agreement
Permian

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in duplicate originals to be effective as of the Effective Date.

"Producer"

ROSETTA RESOURCES OPERATING LP

BY: ROSETTA RESOURCES OPERATING
GP, LLC, its general partner

By: /s/ Charles J. Rimer
    Name: Charles J. Rimer
    Title: President

STATE OF COLORADO	)
	) ss.
COUNTY OF DENVER	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Charles J. Rimer as President of Rosetta Resources Operating GP, LLC, a Delaware limited liability company, acting as the general partner of Rosetta Resources Operating LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 03/17/2018

/s/ Christine Usher
Notary Public

Agreement Addendum 01 – Signature Page 1
Texas Crude Oil Gathering Agreement
Permian

"Midstream Co"

BLANCO RIVER DEVCO LP

By: Blanco River DevCo GP LLC
   By: Noble Midstream Services, LLC

   By: /s/ Terry R. Gerhart
      Terry R. Gerhart
      Chief Executive Officer

STATE OF TEXAS	)
	) ss.
COUNTY OF HARRIS	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, in its capacity as sole member of Blanco River DevCo GP LLC, in its capacity as the general partner of Blanco River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

/s/ Joanne Garner
Notary Public

Agreement Addendum 01 – Signature Page 2
Texas Crude Oil Gathering Agreement
Permian

Exhibit 10.37

Execution Version

TEXAS PRODUCED WATER SERVICES AGREEMENT

consisting of the

**TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO
PRODUCED WATER SERVICES**

taken together with the applicable

TEXAS AGREEMENT ADDENDUM

now or in the future effective

TABLE OF CONTENTS

Texas Produced Water Services Agreement

Texas Produced Water Services Agreement

EXHIBITS

EXHIBIT A   RESERVED
EXHIBIT B   DOWNTIME FEE REDUCTION
EXHIBIT C   RESERVED
EXHIBIT D   INSURANCE

Texas Produced Water Services Agreement

TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO
PRODUCED WATER SERVICES

These TEXAS AGREEMENT TERMS AND CONDITIONS RELATING TO PRODUCED WATER SERVICES (these "Agreement Terms and Conditions") (i) shall be effective with respect to each signatory of each Agreement Addendum as of the Effective Date specified in the applicable Agreement Addendum (defined below), (ii) were last updated as of the Effective Date, (iii) are incorporated into and made a part of each Agreement Addendum, and (iv) taken together with the applicable Agreement Addendum shall constitute one Agreement, separate and apart from any other Agreement governed by these Agreement Terms and Conditions.

Recitals:

A.   Producer owns rights, title and interests in certain oil and gas leases and other interests located within the Dedication Area (defined below) that require services related to the Product (defined below).

B.   Producer wishes to obtain such services from each Midstream Co (defined below) that executes and delivers an Agreement Addendum (defined below) pursuant to these Agreement Terms and Conditions, as modified by the applicable Agreement Addendum.

C.   Producer desires to dedicate all produced water it Controls (defined below) that is attributable to its right, title, and interest in certain oil and gas leases and other interests located within the Dedication Area (defined below) to the Individual System (defined below).

D.   Each Midstream Co that executes and delivers an Agreement Addendum owns and operates an Individual System that gathers Product that is produced together with Producer's Crude Oil produced from certain oil and gas leases and other interests.

Agreements:

NOW, THEREFORE, in consideration of the foregoing Recitals, which are incorporated herein, the mutual agreements in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Midstream Co, and Producer hereby agree as follows:

Article 1
Definitions

Section 1.1 Definitions. As used in this Agreement, the following capitalized terms shall have the meanings ascribed to them below:

"Abandonment Date" has the meaning given to it in Section 3.2(d).

- 1 -

Texas Produced Water Services Agreement

"Additional/Accelerated Well" has the meaning given to it in Section 3.2(c).

"Adequate Assurance of Performance" has the meaning given to it in Section 10.3.

"Adjustment Year" has the meaning given to it in Section 6.2(a)(ii).

"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. The following sentence shall not apply to the term "Affiliate" as used in Section 2.2(b) or the definition of "Conflicting Dedication": Producer and its subsidiaries (other than OpCo and its subsidiaries), on the one hand, and OpCo and its subsidiaries, on the other, shall not be considered Affiliates of each other for purposes of this Agreement.

"Agreement" means the applicable Agreement Addendum taken together with these Agreement Terms and Conditions, as modified by such Agreement Addendum.

"Agreement Addendum" means each Agreement Addendum by and between a Producer and a Midstream Co that expressly states that it is governed by these Agreement Terms and Conditions. "Agreement Addenda" shall be the collective reference to each Agreement Addendum then in effect.

"Agreement Terms and Conditions" has the meaning given to it in the introductory paragraph.

"Applicable Month" has the meaning set forth in Section 6.2(c).

"Approved SWD Vendor" means Midstream Co or a Third Party, in either case, as mutually agreed in writing by the Parties; provided, however, that if an Approved SWD Vendor rejects any Product delivered to a SWD Trucking Facility for quality or safety reasons, then Midstream Co shall be entitled to select an alternative vendor to take title to, store, handle, and dispose of such Product without obtaining Producer's approval of such vendor, and such vendor shall be deemed an Approved SWD Vendor for such purpose.

"Associated Water" means water that is produced with Crude Oil owned or Controlled by Producer and delivered with such Crude Oil to the Crude Oil Gathering System, which will be separated prior to redelivery of such Crude Oil to Producer. Following separation from Crude Oil and delivery into the System, such water shall cease to be Associated Water and shall be deemed Product.

"Barrel" means a quantity consisting of forty-two Gallons.

"Beneficiary" has the meaning given to it in Section 4.1(g).

"Business Day" means a Day (other than a Saturday or Sunday) on which federal reserve banks are open for business.

"Cancellation Date" has the meaning given to it in Section 3.1(c).

Texas Produced Water Services Agreement

"Claiming Party" has the meaning given to it in the definition of "Force Majeure".

"Communications" has the meaning given to it in Section 17.2.

"Conditional Amount" has the meaning set forth in Section 10.1(a).

"Conflicting Dedication" means any gathering agreement, commitment, or arrangement (including any volume commitment) that requires (a) Producer's owned or Controlled Product to be trucked from or sold to a Third Party at the lease or to be gathered on any gathering system or similar system other than the System, including any such agreement, commitment, or arrangement burdening properties hereinafter acquired by Producer in the Dedication Area or (b) Producer to utilize a Third Party for any other Services covered by this Agreement. No dedication of acreage shall constitute a Conflicting Dedication if Producer's requirement under such dedication is to deliver Product from a Delivery Point hereunder. A right of first refusal in favor of an entity other than Original Producer, OpCo, or any of their Affiliates shall be deemed to be a "Conflicting Dedication" if Affiliates of Original Producer are prohibited from providing Services pursuant to the applicable agreement creating such right of first refusal.

"Control" (including the term "Controlled") means (a) with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract, or otherwise and (b) with respect to any Product, such Product produced from the Dedication Area and owned by a Third Party or an Affiliate and with respect to which Producer has the contractual right or obligation (pursuant to a marketing, agency, operating, unit, or similar agreement) to dispose of such Product and Producer elects or is obligated to dispose of such Product on behalf of the applicable Third Party or Affiliate.

"Credit-Worthy Person" means a Person with a senior unsecured and credit-unenhanced long term debt rating equivalent to A- or better as determined by at least two rating agencies, one of which must be either Standard & Poor's or Moody's (or if either one or both are not available, equivalent ratings from alternate rating sources reasonably acceptable to Midstream Co).

"Crude Oil" means crude oil produced from oil or gas wells in the Dedication Area and Controlled by Producer, in its natural form, which may include Associated Water naturally produced therewith.

"Crude Oil Gathering System" means the Crude Oil gathering system used to provide Crude Oil gathering services to Producer.

"Day" means a period of time from 7:00 a.m. Central Time on a calendar day until 7:00 a.m. Central Time on the succeeding calendar day. The term "Daily" shall have the correlative meaning.

"Dedicated Production" means (a) Product owned by Producer or an Affiliate of Producer and produced from a Well within the Dedication Area that is operated by Producer or an Affiliate under the Control of Producer, (b) *Reserved*, and (c) Product produced within the Dedication Area that is owned by a Third Party and under the Control of Producer. Notwithstanding the foregoing, (i) any Product that was released pursuant to the Releases of Dedication shall not be

Texas Produced Water Services Agreement

included in this definition of "Dedicated Production", (ii) any Product that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedicated Production" immediately upon the effectiveness of such permanent release, and (iii) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any Product that is so assigned shall cease to be included in X's Dedicated Production and shall solely be included in Y's Dedicated Production as of the effective date of such assignment.

"Dedicated Properties" means the interests held by Producer or its Affiliates in the oil and gas leases, mineral interests, and other similar interests as of the Effective Date or acquired by Producer or its Affiliates after the Effective Date that relate to land within the Dedication Area. Notwithstanding the foregoing, (a) any interest that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedicated Properties", (b) any interest that is permanently released pursuant to Section 2.4 (a) or otherwise, shall cease to be included in this definition of "Dedicated Properties" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any interest that is so assigned shall cease to be included in X's Dedicated Properties and shall solely be included in Y's Dedicated Properties as of the effective date of such assignment.

"Dedications" means the Product Dedication and the Real Property Dedication together, and "Dedication" means the Product Dedication or the Real Property Dedication, as applicable.

"Dedication Area" means, with respect to this Agreement, the area described on the applicable Agreement Addendum. Notwithstanding the foregoing, (a) any acreage that was released pursuant to the Releases of Dedication shall not be included in this definition of "Dedication Area", (b) any acreage that is permanently released pursuant to Section 2.4(a) or otherwise shall cease to be included in this definition of "Dedication Area" immediately upon the effectiveness of such permanent release and (c) in the event of an assignment by a Producer ("X") to an assignee ("Y") that is permitted under Article 16, any acreage that is so assigned shall cease to be included in X's Dedication Area and shall solely be included in Y's Dedication Area as of the effective date of such assignment.

"Delivery Point" means the point at which custody transfers from Midstream Co to or for the account of Producer. The custody transfer point may include (a) the facilities of a Downstream Facility, (b) trucks or (c) any other point as may be mutually agreed between the Parties. The Delivery Points for each Individual System in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Delivery Points hereunder upon mutual agreement of the Parties as construction is completed on additional facilities in satisfaction of the needs identified by Producer and the Parties shall continuously update the list of Delivery Points by mutual agreement.

"Development Report" has the meaning given to it in Section 3.1(a).

"Downstream Facility" means the disposal system into which Product is delivered at a Delivery Point or, with respect to Product that is cleaned, treated or otherwise recycled hereunder, any storage facility or pipeline, in either case, downstream of the applicable Delivery Point.

Texas Produced Water Services Agreement

"Downtime Event" means, with respect to any Facility Segment, or, as applicable, all of the Facilities Segments of an Individual System, a period during which Midstream Co is unable to receive Product into the central facility of such Facility Segment for a reason other than (i) Force Majeure, (ii) an event or condition downstream of the Individual System of which such Facility Segment is a part that was not caused by Midstream Co, (iii) planned maintenance for which Midstream Co provided notice as described in Section 5.5(b)(ii), or (iv) Producer's production exceeding the production forecast in the Development Report on which the applicable Facility Segment was based.

"Downtime Hours" means, with respect to any Facility Segment, the hours during the Applicable Month during which such Facility Segment was unavailable to provide Services.

"Downtime Percentage" means, with respect to any Facility Segment during the Applicable Month, an amount equal to the quotient of (a) the aggregate number of Downtime Hours during the Applicable Month, divided by (b) the total hours during the Applicable Month.

"Effective Date" has the meaning given to it in the applicable Agreement Addendum.

"Escalation Percentage" means 2.50%.

"Excluded Amounts" means Midstream Co's general and administrative costs and any costs for design or construction of facilities that can be used to connect other Planned Wells or Planned Separator Facilities in the Development Report that Producer at such time intends to develop.

"Facility Segment" means each segment of an Individual System comprised of facilities beginning at a Receipt Point and ending at an Internal Transfer Point. If an Individual System does not contain any such distinct segment, then the term Facility Segment shall be synonymous with Individual System.

"First Development Report" means the first report delivered by Original Producer to Midstream Co that satisfies the requirements for a Development Report in Section 3.1(a) and Section 3.1(b) (an "Original Report"); and in the event that Producer assigns all or any part of the Dedicated Properties to a Producer Assignee, then with respect to such Producer Assignee, the First Development Report shall not refer to the Original Report but rather to the first Development Report delivered by such Producer Assignee to Midstream Co that satisfies the requirements for such report in Section 3.1(a) and Section 3.1(b).

"Force Majeure" means an event that is not within the reasonable control of the Party claiming suspension (the "Claiming Party"), and that by the exercise of reasonable due diligence the Claiming Party is unable to avoid or overcome in a reasonable manner. To the extent meeting the foregoing requirements, Force Majeure includes: (a) acts of God; (b) wars (declared or undeclared); (c) insurrections, hostilities, riots; (d) floods, droughts, fires, storms, storm warnings, landslides, lightning, earthquakes, washouts; (e) industrial disturbances, acts of a public enemy, acts of terror, sabotage, blockades, epidemics; (f) arrests and restraints of rulers

Texas Produced Water Services Agreement

and peoples; (g) civil disturbances; (h) explosions, breakage or accidents to machinery or lines of pipe; (i) hydrate obstruction or blockages of any kind in lines of pipe; (j) freezing of wells or delivery facilities, partial or entire failure of wells, and other events beyond the reasonable control of the Claiming Party that affect the timing of production or production levels; (k) (*reserved*); (l) action or restraint by any Governmental Authority (so long as the Claiming Party has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint), (m) delays or failures by a Governmental Authority to grant Permits applicable to the System (or any Individual System) so long as the Claiming Party has used its commercially reasonable efforts to make any required filings with such Governmental Authority relating to such Permits, and (n) delays or failures by the Claiming Party to obtain easements and rights of way, surface leases and other real property interests related to the System (or any Individual System) from Third Parties, so long as the Claiming Party has used its commercially reasonable efforts to obtain such easements and rights of way, surface leases and other real property interests. The failure of a Claiming Party to settle or prevent a strike or other labor dispute with employees shall not be considered to be a matter within such Claiming Party's control.

"Gallon" means one U.S. Standard gallon measured at 60 degrees Fahrenheit.

"Governmental Authority" means any federal, state, local, municipal, tribal or other government; any governmental, regulatory (including self-regulatory) or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction.

"Group" means (a) with respect to Midstream Co, the Midstream Co Group, and (b) with respect to Producer, the Producer Group.

"Increase in Fee" has the meaning given to it in Section 6.2(b).

"Individual Disposal by Truck Fee" means the Monthly fee for providing Trucked Water Services with respect to Dedicated Production delivered to a SWD Trucking Facility, as set forth opposite the heading "Individual Disposal by Truck Fee" on the applicable Agreement Addendum; *provided* that the Individual Disposal by Truck Fee shall accrue only with respect to Dedicated Production delivered by truck to a SWD Trucking Facility.

"Individual Fee" means the aggregate of the Individual First Phase Fee, the Individual Second Phase Fee and the Individual Disposal by Truck Fee; *provided* that for purposes of the annual escalation in the Individual Fee described in Section 6.2(b), such term shall not include any Reimbursed Amount.

"Individual First Phase Fee" means the fee calculated as described in Section 6.1(i).

"Individual First Phase Rate" means the Monthly rate for providing Services (other than the Second Phase Services) at a particular Individual System set forth on the applicable Agreement Addendum.

- 6 -

"Individual Second Phase Fee" means the Monthly fee for providing Second Phase Services at a particular Individual System, as set forth opposite the heading "Individual Second Phase Fee" on the applicable Agreement Addendum; *provided* that the Individual Second Phase Fee shall accrue only with respect to Services performed by Midstream Co on Product flowing through an Individual System.

"Individual System" means the portion of the System beginning at the Receipt Points and ending at the Delivery Points. The Individual Systems in existence on the Effective Date are more particularly described in writing between Producer and Midstream Co. Additional Individual Systems may be added to the System from time to time in satisfaction of the needs identified by Producer and evidenced in writing between Producer and Midstream Co.

"Initial Term" has the meaning given to it in Section 8.1.

"Interest Rate" means, on the applicable date of determination, the prime rate (as published in the "Money Rates" table of *The Wall Street Journal*, eastern edition, or if such rate is no longer published in such publication or such publication ceases to be published, then as published in a similar national business publication as mutually agreed by the Parties) plus an additional two percentage points (or, if such rate is contrary to any applicable Law, the maximum rate permitted by such applicable Law).

"Internal Transfer Point" means the point at which custody transfers from Midstream Co to a Third Party contractor for the provision of Second Phase Services. The Internal Transfer Points for each Individual System in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Internal Transfer Points hereunder by mutual agreement of the Parties.

"Interruption Conditions" has the meaning given to it in Section 2.4(b).

"Invoice Month" has the meaning given to it in Section 10.1(a).

"Law" means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree or other official act of or by any Governmental Authority.

"Losses" means any actions, claims, causes of action (including actions in rem or in personam), settlements, judgments, demands, liens, encumbrances, losses, damages, fines, penalties, interest, costs, liabilities, expenses (including expenses attributable to the defense of any actions or claims and attorneys' fees) of any kind or character, including Losses for bodily injury, death, or property damage, whether under judicial proceedings, administrative proceedings or otherwise, and under any theory of tort, contract, breach of contract, breach of representation or warranty (express or implied) or by reason of the conditions of the premises of or attributable to any Person or Person or any Party or Parties.

"Measurement Device" means the lease automatic custody transfer, coriolis, or other metering device or equipment which, along with application of test results (e.g. meter proves, etc.), as required for the Individual System, measure the amount of oil, water, and basic sediment and water, all of which shall conform to industry standards and government regulations, as further described in Article 4.

- 7 -

"Measurement Point" means the Measurement Device that the Parties have agreed in writing will measure the volume of Product moving through the Individual System.

"Meetings of Senior Management" means meetings between senior members of management of Midstream Co and Producer, or, if applicable, senior members of management of an Affiliate of Midstream Co or Producer, respectively, that Controls such entity.

"Midstream Co" means the Original Midstream Co, together with its permitted successors and assigns, including any Midstream Co Assignee.

"Midstream Co Assignee" means any Third Party to whom Midstream Co assigns its rights and obligations in accordance with this Agreement.

"Midstream Co Group" means Midstream Co, its Affiliates, and the directors, officers, employees, and agents, of Midstream Co and its Affiliates; provided that all subsidiaries of OpCo that do not hold equity in Midstream Co shall be excluded from this definition.

"Modifications" has the meaning given to it in Section 3.1(c).

"Month" means a period of time from 7:00 a.m. Central Time on the first Day of a calendar month until 7:00 a.m. Central Time on the first Day of the next succeeding calendar month. The term "Monthly" shall have the correlative meaning.

"Monthly Loss/ Gain Report" means, with respect to any Invoice Month, the report delivered pursuant to Section 10.1(d), which shall include statements of the following with respect to such Invoice Month: (a) the System Gains/Losses, (b) the Other System Fuel used by Midstream Co in the operation of the Individual System, and (c) the Recovered Oil recovered by Midstream Co and returned to Producer. With respect to any allocated volumes described in clause (c), the information included shall be of sufficient detail such that Producer may verify that the allocation procedures then in effect for the applicable Invoice Month were applied.

"Moody's" means Moody's Investors Service, Inc., or any successor to its statistical rating business.

"Net Acres" means (a) with respect to any oil and gas lease in which Producer has an interest, (i) the number of gross acres in the lands covered by such oil and gas lease, multiplied by (ii) the undivided percentage interest in oil, gas and other minerals covered by such oil and gas lease, multiplied by (iii) Producer's working interest in such oil and gas lease, and (b) with respect to any mineral fee interest of Producer, (i) the number of gross acres in the lands covered by such mineral fee interest, multiplied by (ii) the undivided percentage interest of Producer in oil, gas and other minerals in such lands.

"On-Line Deadline" has the meaning given to it in Section 3.2(b).

"OpCo" means Noble Midstream Services, LLC, together with its permitted successors and assigns.

"Operating Hours" has the meaning set forth in Section 6.2(c).

- 8 -

Texas Produced Water Services Agreement

"Original Midstream Co" means the entity identified as the "Midstream Co" in the applicable Agreement Addendum as of the Effective Date.

"Original Producer" means Rosetta Resources Operating LP, a Delaware limited partnership.

"Original Report" has the meaning set forth in the definition of "First Development Report."

"Other System Fuel" means any natural gas delivered into Midstream Co's custody by Producer pursuant to a Transaction Document between Producer and Midstream Co and measured and used as fuel by Midstream Co.

"Outbound Acreage" has the meaning given to it in Section 16.2(b)(i).

"Owner" has the meaning given to it in Section 4.1(g).

"Party" or "Parties" with respect to each Agreement Addendum shall mean the applicable Producer and the applicable Midstream Co. Unless expressly stated otherwise, references to "Parties" shall not refer to all parties to all Agreements governed hereby. Rather, references to "Parties" shall refer only to such Parties as determined by the applicable Agreement Addendum.

"Period of Five Years" means, with respect to any report delivered hereunder, the period from the first Day of the fiscal quarter during which such report is required to be delivered until the fifth anniversary thereof.

"Period of Two Years" means, with respect to any report delivered hereunder, the period beginning on the first Day of the fiscal quarter during which such report is required to be delivered and ending 24 Months after such date.

"Permits" means any permit, license, approval, or consent from a Governmental Authority.

"Person" means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

"Pipeline Unavailability" means any time after the Trucked Water Services Commencement Date during which the Individual System is not capable of accepting or transporting volumes of Product for any reason, including Pre-Connection Water that exceeds the capacity of the Individual System, Pre-Connection Water at a time when the Individual System is not yet online, curtailments on the Individual System and interruptions of Service.

"Planned Separator Facility" has the meaning given to it in Section 3.1(b).

"Planned Well" has the meaning given to it in Section 3.1(b).

"Pre-Connection Water" means the water-based solution that flows back to the surface during and after the completion of hydraulic fracturing a Well.

- 9 -

Texas Produced Water Services Agreement

"Pre-Connection Period" means, with respect to a Well, the period of time commencing on the Day Pre-Connection Water begins to return to the surface and ending on the earlier of the date (a) on which such Well or the Separator Facility to which such Well is connected is connected to the Individual System or (b) that is 10 Days following the first Day of the applicable Pre-Connection Period.

"Producer" means the Original Producer, together with its permitted successors and assigns, including any Producer Assignee.

"Producer Assignee" means any Person to whom Original Producer or any subsequent Producer sells, assigns, or otherwise transfers acreage subject to the Dedications.

"Producer Group" means Producer, its Affiliates, and the directors, officers, employees, and agents of Producer and its Affiliates.

"Producer Meters" means any Measurement Device owned and operated by Producer (or caused to be installed or operated by Producer).

"Product" means water that originates in the geologic formations and is produced as a byproduct of Producer's development and operation of the Wells that are located in the Dedication Area, including Pre-Connection Water and any Recovered Oil; *provided* that any water that is Associated Water shall not constitute Product hereunder until such time as it has been separated from Crude Oil and ceases being Associated Water. The term "Product" as used in this Agreement shall refer to all water that is in the Individual System from Receipt Point to Delivery Point, whether such water is in the form of saltwater or water that has completed the recycling and treating processes. In the event Producer exercises its Trucking Election, the term "Product" shall refer to all water that is accepted for delivery at a SWD Trucking Facility for the account of Midstream Co.

"Product Dedication" means the dedication and commitment made by Producer pursuant to Section 2.1(a).

"Real Property Dedication" means the dedication and commitment made by Producer pursuant to the first sentence in Section 2.1(b).

"Receipt Point" means the point at which custody transfers from Producer to Midstream Co. The custody transfer point may include: (a) each of the connecting flanges through which Product travels after it has been separated from crude oil on the System located at or near the applicable Separator Facility, which flanges connect such Separator Facility to the System, (b) with respect to water that is separated from crude oil at a point in the System other than the Separator Facility, the point at which such Product is delivered into the System or (c) any other point as may be mutually agreed between the Parties. The Receipt Points in existence on the Effective Date shall be set forth in writing between Producer and Midstream Co, and additional points may become Receipt Points hereunder upon mutual agreement of the Parties as construction is completed on additional facilities in satisfaction of the needs identified by Producer and the Parties shall continuously update the list of Receipt Points by mutual agreement.

Texas Produced Water Services Agreement

"Recovered Oil" means that portion of Crude Oil recovered by Midstream Co from Product received into the System. If at any time Midstream Co is not providing gathering services to Producer in the Dedication Area with respect to Crude Oil there will be no Recovered Oil delivered into the Crude Oil Gathering System.

"Redetermination Deadline" has the meaning given to it in Section 6.2(a)(ii).

"Redetermination Proposal" has the meaning given to it in Section 6.2(a)(i).

"Redetermined Individual Fee" has the meaning given to it in Section 6.2(a)(i).

"Reimbursed Amount" has the meaning given to it in Section 10.1(a).

"Release Conditions" has the meaning given to it in Section 2.4(a).

"Releases of Dedication" is not applicable to Original Producer. For purposes of this Agreement there have been no Releases of Dedication.

"Rules" has the meaning given to it in Section 17.6.

"Second Phase Services" has the meaning set forth in the definition of "Services".

"Separator Facility" means the surface facility where the Crude Oil produced from one or more Wells in the Dedication Area is collected and gas and Product is separated from the Crude Oil. A Separator Facility may be known by the Original Producer as an econode but may also refer to a well pad or other facility from which Product is delivered into the System.

"Services" means: (a) the receipt of Producer's owned or Controlled Product at the Receipt Points (including Recovered Oil as set forth in the approved System Plan); (b) the collection and gathering of such Product; (c) the storage of Product; (d) the cleaning of Product; (e) the removal of the Recovered Oil from the Product prior to the delivery of Product to the applicable Internal Transfer Point; (f) the delivery of Recovered Oil into the Crude Oil Gathering System at an appropriate Delivery Point; (g) the delivery of the Product to the applicable Internal Transfer Point; (h) the further cleaning, transportation from the applicable Internal Transfer Point to the applicable Delivery Point, and disposal of Product, as applicable (this clause (h), the "Second Phase Services"), (i) Trucked Water Services and (j) the other services to be performed by Midstream Co in respect of such Product as set forth in this Agreement and the System Plan for an Individual System, all in accordance with the terms of this Agreement (including any services with respect to metering services).

"Services Fee" means, collectively, the fees described in Section 6.1.

"Spacing Unit" means the area fixed for the drilling of one Well by order or rule of any applicable Governmental Authority, or (if no such order or rule is applicable) the area fixed for the drilling of a Well or Planned Well reasonably established by the pattern of drilling in the applicable area or otherwise established by Producer in its reasonable discretion.

Texas Produced Water Services Agreement

"Standard & Poor's" means Standard & Poor's Rating Group, a division of McGraw Hill, Inc., or any successor to its statistical rating business.

"State" means the state in which the Individual System is located.

"SWD Trucking Facility" means an Approved SWD Vendor's saltwater disposal well that Midstream Co has designated for disposal of Dedicated Production that is transported by truck.

"System" means all Individual Systems described in all of the Agreement Addenda, collectively, including: (a) pipelines; (b) central processing facilities inclusive of pumping, treating and other equipment; (c) controls; (d) Delivery Points, meters and measurement facilities; (e) storage for Product; (f) easements, licenses, rights of way, fee parcels, surface rights and Permits; (g) pumping facilities, if any and (h) all appurtenant facilities, in each case, that are owned, leased, contracted or operated by each Midstream Co to provide Services to Producer or Third Parties, as such gathering system and facilities are modified or extended from time to time to provide Services to Producer pursuant to the terms hereof or to Third Parties, including the Facility Segments specified in the Agreement Addenda.

"System Gains/Losses" means any Product, in terms of Barrels, received into the Individual System that is lost, gained, or otherwise not accounted for.

"System Plan" has the meaning given to it in Section 3.1(c).

"Target On-Line Date" means (a) with respect to a Planned Separator Facility or, with respect to a Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is described for the first time in the Original Report, the date specified in the Original Report for the applicable Planned Separator Facility or Planned Well, as applicable, (b) with respect to any Planned Separator Facility or, with respect to any Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is described in a First Development Report that is not the Original Report, 18 Months after the date of such First Development Report, unless Midstream Co consents to a shorter time period, and (c) with respect to any Planned Separator Facility or, with respect to any Planned Well that is not intended to be serviced by a Separator Facility, such Planned Well, in either case, that is not described in the First Development Report, 18 Months after the date of the Development Report that initially reflects the Planned Separator Facility or Planned Well, as applicable, unless Midstream Co consents to a shorter time period.

"Tender" means the act of Producer's making Product available or causing Product to be made available to the System at a Receipt Point. "Tendered" shall have the correlative meaning.

"Term" has the meaning given to it in Section 8.1.

"Third Party" means any Person other than a Party to this Agreement or any Affiliate of a Party to this Agreement.

"Third Party Assignment" has the meaning given to it in Section 16.1(a).

Texas Produced Water Services Agreement

"Transaction Document" means each agreement entered into pursuant to the agreement terms and conditions related to gas gathering services, agreement terms and conditions related to oil gathering services, agreement terms and conditions related to produced water services, agreement terms and conditions related to gas processing services, agreement terms and conditions related to crude oil treating services, and agreement terms and conditions related to fresh water services, now or in the future existing between Producer and Midstream Co.

"Transfer" means a sale, conveyance, assignment, exchange, farmout, disposition or other transfer of Dedicated Properties by Original Producer under Section 16.2(b). In other Sections of this Agreement where the term uses a lower case, the term is not intended to have such a restrictive meaning.

"Transporter" means a wastewater truck transportation company engaged by Producer or Midstream Co, as applicable, to transport Trucked Volumes to the SWD Trucking Facility.

"Trucked Volumes" has the meaning given to it in Section 18.3(a).

"Trucked Water Services" means, at any time when Producer has exercised its Trucking Election, Midstream Co shall make arrangements for the disposal of Dedicated Production that arrives by truck at the applicable SWD Trucking Facility. In addition, in connection with a Trucking Election, (a) during a Pre-Connection Period, if Producer requests and Midstream Co agrees, then with Producer's reasonable cooperation, Midstream Co will arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks and (b) at all other times during a Pipeline Unavailability in which Producer has made a Trucking Election, Midstream Co shall arrange for the dispatching of the applicable trucks to the applicable SWD Trucking Facility and otherwise coordinate the water hauling trucks.

"Trucked Water Services Commencement Date" has the meaning given to it in Section 2.3(b).

"Trucking Election" has the meaning given to it in Section 2.3(b).

"Well" means a well (i) for the production of hydrocarbons, (ii) that is located in the Dedication Area, (iii) in which Producer owns an interest, and (iv) for which Producer has a right or obligation to market hydrocarbons (and related byproducts) produced thereby through ownership or pursuant to a marketing, agency, operating, unit, or similar agreement.

"Year" means a period of time from January 1 of a calendar year through December 31 of the same calendar year; *provided* that the first Year shall commence on the Effective Date and run through December 31 of that calendar year, and the last Year shall commence on January 1 of the calendar year and end on the Day on which this Agreement terminates.

Section 1.2 Other Terms. Other capitalized terms used in this Agreement and not defined in Section 1.1 above have the meanings ascribed to them throughout this Agreement.

Section 1.3 References and Rules of Construction. All references in this Agreement to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the

- 13 -

Texas Produced Water Services Agreement

corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import, refer to this Agreement as a whole, including the applicable Agreement Addendum and all Exhibits, Appendices, and other attachments to these Agreement Terms and Conditions and the applicable Agreement Addendum, all of which are incorporated herein, and not to any particular Exhibit, Appendix, Article, Section, subsection or other subdivision unless expressly so limited. The word "including" (in its various forms) means "including without limitation." The word "or" shall mean "and/or" unless a clear contrary intention exists. The word "from" means "from and including", the word "through" means "through and including", and the word "until" means "until but excluding". All references to "$" or "dollars" shall be deemed references to United States dollars. The words "will" and "shall" have the same meaning, force and effect. Each accounting term not defined herein will have the meaning given to it under generally accepted accounting principles. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. References to any Law, contract or other agreement mean such Law, contract or agreement as it may be amended, supplemented, released, revised, replaced, or otherwise modified from time to time.

Article 2
Product Dedication and Real Property Dedication

Section 2.1 <u>Producer's Dedications</u>.

(a) <u>Product Dedication</u>. Subject to <u>Section 2.2</u> through <u>Section 2.4</u>, during the Term, Producer exclusively dedicates and commits to deliver to Midstream Co under this Agreement, as and when produced, all of the Dedicated Production and agrees not to deliver any Dedicated Production to any other gatherer, purchaser, or other Person prior to delivery to Midstream Co at the Receipt Points.

(b) <u>Real Property Dedication</u>. Subject to <u>Section 2.2</u> through <u>Section 2.4</u>, during the Term, Producer grants, dedicates, and commits the Dedicated Properties to Midstream Co for performance of the Services pursuant to this Agreement. Except for the Parties' performance of their obligations under this Agreement, no further performance is required by either Party to effectuate the Real Property Dedication.

Section 2.2 <u>Conflicting Dedications</u>.

(a) Notwithstanding anything in this Agreement to the contrary, Producer shall have the right to comply with (i) each of the Conflicting Dedications existing on the Effective Date or, in the case of a Producer Assignee, the effective date of such assignment, and (ii) any other Conflicting Dedication applicable as of the date of acquisition of any oil and gas leases, mineral interests, and other similar interests within the Dedication Area that are acquired by Producer after the Effective Date and otherwise would have become subject to the Dedications (but not

any Conflicting Dedications entered into in connection with such acquisition). Without the prior written consent of Midstream Co (which shall not be unreasonably withheld), Producer shall not extend or renew any Conflicting Dedication and shall terminate each Conflicting Dedication as soon as permitted under the underlying contract without causing Producer to incur any costs or expenses deemed unreasonable or inappropriate in the opinion of Producer and shall not enter into any new Conflicting Dedication. If services of the type provided hereunder are being provided to Producer by a Third Party with respect to Dedicated Properties under a Conflicting Dedication, then 180 Days prior to the expiration of such Conflicting Dedication, if requested by Producer, Midstream Co and Producer shall have a Meeting of Senior Management (unless both Parties agree that a Meeting of Senior Management is not required) to assess whether Midstream Co is ready, willing and able to begin providing Services with respect to such Dedicated Properties concurrently with the anticipated expiration or termination of the applicable Conflicting Dedication. If Midstream Co cannot provide Producer such assurances, then Midstream Co shall deliver to Producer a written consent to the extension of the applicable Conflicting Dedication. In no event shall Producer be required to begin using Services provided by Midstream Co on a Day other than the first Day of a Month.

(b) Certain Conflicting Dedications contain rights of first refusal or other provisions that (i) entitle Producer to a release of acreage from such Conflicting Dedication if Producer dedicates the released acreage to a Third Party or (ii) expressly prohibit Producer from dedicating such released acreage to an Affiliate of Producer. As used herein, the term "Conflicting Dedication" shall include both the original right of first refusal (or similar right) and the dedication resulting from an exercise of such right of first refusal (or similar right) so long as the resulting dedication covers the same acreage as the original Conflicting Dedication.

(c) To the extent Producer claims that a Conflicting Dedication exists with respect to certain Services on specified Dedicated Properties, Midstream Co shall have the right to review the documentation creating such Conflicting Dedication, subject to confidentiality requirements applicable to such Conflicting Dedication.

Section 2.3 Producer's Reservation. Producer reserves the following rights respecting Dedicated Production for itself:

(a) to operate (or cause to be operated) Wells producing Dedicated Production in its sole discretion, including the right to drill new Wells, repair and rework old Wells, temporarily shut in Wells, renew or extend, in whole or in part, any oil and gas lease or term mineral interest, or cease production from or abandon any Well or surrender any applicable oil and gas lease, in whole or in part, when no longer deemed by Producer to be capable of producing in paying quantities under normal methods of operation; and

(b) following the date set forth in writing between Producer and Midstream Co (such date as it may be updated by Midstream Co and Producer, the "Trucked Water Services Commencement Date"), Producer may elect to deliver or have delivered Dedicated Production directly to a SWD Trucking Facility during any Pipeline Unavailability as provided in Section 18.2 (the "Trucking Election"); and

(c) *Reserved*;

Texas Produced Water Services Agreement

(d) to pool, communitize or unitize Producer's interests with respect to Dedicated Production.

Section 2.4 <u>Releases from Dedication</u>.

(a) <u>Permanent Releases</u>. Midstream Co shall permanently release from the Dedications: (i) any Dedicated Production from any Well, Dedicated Properties, or Spacing Unit affected by one or more of the Release Conditions, (ii) any Dedicated Production that would have been delivered to a Separator Facility affected by one or more of the Release Conditions, (iii) any Dedicated Properties affected by one or more of the Release Conditions and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Release Conditions. The "<u>Release Conditions</u>" are:

(i) Midstream Co's failure to complete the facilities that are described on a System Plan and that are necessary to connect any Planned Separator Facility or Planned Wells to the System or failure to commence the Services with respect to any Planned Separator Facility or Planned Wells by the applicable On-Line Deadline (so long as such failure was not the result of Producer's failure to comply with the then-applicable Development Report);

(ii) Midstream Co's election (x) pursuant to <u>Section 3.1(c)</u> not to provide Services for any Well or Separator Facility included in a Development Report delivered by a Producer that is not the Original Producer or (y) pursuant to <u>Section 3.3(b)</u> not to provide Services for (1) any Well or Separator Facility for which Producer failed to deliver a Development Report on or before the applicable deadline set forth in <u>Section 3.1(a)</u>, (2) any Well or Separator Facility not described in the applicable Development Report or (3) any excess volume of Product produced from any Well during any Day that exceeds the volume included in Producer's estimate set forth in the most recent Development Report delivered to Midstream Co;

(iii) expiration of the Term, as further described in <u>Section 8.2</u>;

(iv) written agreement of Producer and Midstream Co, and each Party shall consider in good faith any proposal by the other Party to permanently release any Dedicated Production or Dedicated Properties;

(v) the occurrence of a Force Majeure of the type described in clauses (l), (m) or (n) of the definition of "<u>Force Majeure</u>" affecting Midstream Co that continues for a period of 120 Days or more;

(vi) Midstream Co's interruption or curtailment of receipts and deliveries of Product from any Well or Separator Facility pursuant to <u>Section 5.5</u> that continues for 90 Days or more, except to the extent (A) such interruption or curtailment is caused by the acts or omissions of Producer, or (B) Producer elects to reduce the Individual First Phase Fee with respect to any volumes that are affected by a Downtime Event pursuant to <u>Section 6.2(c)</u>;

- 16 -

Texas Produced Water Services Agreement

(vii) a default (other than a default of the type covered by Section 2.4(a)(i)) by Midstream Co that remains uncured for 90 Days or more;

(viii) Producer's rejection of any increase in the Individual Fee pursuant to Section 13.1(b); or

(ix) Midstream Co's suspension of Services pursuant to Section 13.2(a)(ii) that extends for the period of time stated in such Section or (y) Midstream Co's election not to expand an Individual System pursuant to Section 13.2(b).

Producer may deliver any Dedicated Production released from the Dedications pursuant to this Section 2.4(a) to such other gatherers as it shall determine.

(b) Temporary Release. Midstream Co shall temporarily release from the Dedications: (i) any Dedicated Production from any Well, Dedicated Properties, or Spacing Unit affected by one or more of the Interruption Conditions, (ii) any Dedicated Production that would have been delivered to a Separator Facility affected by one or more of the Interruption Conditions, (iii) any Dedicated Properties affected by one or more of the Interruption Conditions, and (iv) any Purchased Dedicated Production for which the Individual System has been affected by one or more of the Interruption Conditions. The "Interruption Conditions" are:

(i) the occurrence and continuation of an uncured default by Midstream Co;

(ii) Midstream Co's interruption or curtailment of receipts and deliveries of Product pursuant to Section 5.5 that continues for a period of 15 consecutive Days, except to the extent (A) such interruption or curtailment is caused by the acts or omissions of Producer, or (B) Producer elects to reduce the Individual First Phase Fee with respect to any volumes that are affected by a Downtime Event pursuant to Section 6.2(c); and

(iii) Until a permanent release is required under Section 2.4(a) or Section 13.2, Midstream Co's suspension of Services pursuant to Section 13.2(a) (and, if Section 13.2(a)(i) applies, such temporary release shall continue at the discretion of Midstream Co, subject to the time limits set forth in Section 13.2(a)(i)).

Producer may make alternative arrangements for the gathering of any Dedicated Production temporarily released from the Dedications pursuant to this Section 2.4(b). To the extent that an interruption or curtailment can be limited to a Facility Segment, Midstream Co shall so limit such interruption or curtailment, and to the extent that Midstream Co does so limit such curtailment or interruption, the temporary release permitted by this Section 2.4(b) shall only apply to the affected Facility Segment. Such temporary release shall continue until the first Day of the Month after the Month during which Midstream Co cures the applicable default or the interruption, curtailment, or suspension of Services terminates; *provided* that, if Producer obtained temporary services from a Third Party (pursuant to a contract that does not give rise to a default under this Agreement) during the pendency of such default, interruption, curtailment, or suspension, such release shall continue until the earlier of (A) the first Day of the Month that is six Months after the event or condition that gave rise to the interruption, curtailment or other temporary cessation has been corrected and (B) the first Day of the Month after the termination

Texas Produced Water Services Agreement

of the applicable contract with such Third Party. For the avoidance of doubt, the temporary services that Producer may obtain under Section 3.3 shall not constitute a release under the terms of this Agreement; provided that, if Producer cannot obtain such temporary services without a temporary release, Midstream Co may in its discretion grant or refuse to grant a temporary release on such terms as reasonably required by Midstream Co (including, for example, conditioning the grant of a temporary release on the establishment of a termination date for such temporary release).

(c) Evidence of Release. At the request of Producer, the Parties shall execute a release agreement reasonably acceptable to all Parties (which, in the case of a permanent release, shall be in recordable form) reflecting any release of Dedicated Production or Dedicated Properties pursuant to this Section 2.4.

Section 2.5 Covenants Running with the Land. Subject to the provisions of Section 2.3 and Section 2.4, each of the Dedications (a) is a covenant running with the Dedicated Properties, (b) touches and concerns Producer's interests in the Dedicated Properties, and (c) shall be binding on and enforceable by Midstream Co and its successors and assigns. Except as set forth in Article 16, (i) in the event Producer sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Dedicated Properties, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement and (ii) in the event Midstream Co sells, transfers, conveys, assigns, grants or otherwise disposes of any or all of its interest in the Individual System, then any such sale, transfer, conveyance, assignment, grant or other disposition shall be made subject to this Agreement. The Real Property Dedication is not an executory contract under Section 365 of Title 11 of the United States Code (11 U.S.C. § 365).

Section 2.6 Recording of Agreement. Producer hereby authorizes Midstream Co to record a memorandum of the Agreement in the real property records of the counties in which the Dedication Area is located. Midstream Co and Producer agree that until Midstream Co provides notice to the contrary, all payment terms and pricing information shall remain confidential and be redacted from any filings in the real property records.

Article 3
System Expansion and Connection of Wells

Section 3.1 Development Report; System Plan; Meetings.

(a) Development Report. Original Producer will provide, on or before October 1, 2016, and each Producer Assignee will provide, on or before the date stated in Section 16.1, Midstream Co with its First Development Report, which shall describe (x) in detail the planned development, drilling, and production activities relating to the Dedicated Production through the end of the applicable Period of Two Years, and (y) generally the long-term drilling and production expectations for those project areas in which drilling activity is expected to occur during the applicable Period of Five Years, including the information described in Section 3.1(b). On or before each January 1, each April 1, each July 1, and each October 1 of each Year following the date on which the First Development Report is to be delivered, Producer shall provide to Midstream Co an update of the then-current report (the First Development Report, as updated in accordance with the foregoing and as the then current report may be updated from time to time, the "Development Report").

- 18 -

Texas Produced Water Services Agreement

(b) <u>Development Report Content</u>. With respect to the Dedication Area, the Development Reports shall include information as to:

(i) the Wells (each, a "<u>Planned Well</u>") and Separator Facilities (each, a "<u>Planned Separator Facility</u>") that Producer expects to drill or install during the applicable Period of Two Years, including the expected locations, completion dates thereof (which completion dates shall not be earlier than the applicable Target On-Line Dates), the expected spud dates of such Planned Wells, and dates flow is anticipated to initiate from such Wells;

(ii) the anticipated Product content from any Well and Separator Facility that Producer expects to produce during the applicable Period of Two Years;

(iii) the Receipt Points and Delivery Points (including proposed receipt points and delivery points not yet agreed in writing among the Parties) at which Product produced from each Well is to be disposed of or redelivered to Producer during the applicable Period of Two Years;

(iv) the number of Planned Wells and Planned Separator Facilities anticipated to be producing after the Period of Two Years and before the end of the Period of Five Years, broken out by an appropriate geographic area, such as a development plan area;

(v) the actual lateral length for each Well described in the Period of Two Years, the anticipated lateral length for each Planned Well described in the Period of Two Years and initial assumptions for the planned lateral length for each Planned Well anticipated to be producing after the Period of Two Years and before the end of the Period of Five Years;

(vi) the number of rigs that Producer intends to operate in the Dedication Area each year during the Period of Five Years (including sufficient detail regarding the anticipated location of such rigs to allow Midstream Co to determine which Individual System would be impacted by such rig activity);

(vii) with respect to the Period of Two Years, the anticipated date of each frac, the quantity of fresh water required to complete such frac and an indication of the type of frac to be performed (slick, hybrid gel, gel, etc.);

(viii) with respect to the Period of Two Years, the anticipated date on which Midstream Co may initiate construction or other development activities at the Well or Separator Facility in order to complete the interconnection into the Individual System; and

(ix) such other information as may be reasonably requested by Midstream Co with respect to Wells and Separator Facilities that Producer intends to drill or from which Producer intends to deliver Product during the Period of Two Years and Period of Five Years.

Texas Produced Water Services Agreement

To the extent possible, any information Producer is required to provide under this Section 3.1(b) with respect to Wells or Separator Facilities shall also include such information related to Planned Wells and Planned Separator Facilities. In addition, if appropriate to provide a complete and accurate Development Report, any information requested with respect to Planned Wells and Planned Separator Facilities shall also be provided with respect to existing Wells or Separator Facilities.

(c) System Plan. Based on the Development Report and such other information about the expected development of the Dedicated Properties as shall be provided to Midstream Co by or on behalf of Producer, including as a result of meetings between representatives of Midstream Co and Producer, Midstream Co shall develop and periodically update a plan (the "System Plan") describing or depicting the modifications, extensions, enhancements, major maintenance and other actions necessary in order for the Individual System to be able to provide timely Services for the Product produced by the Wells and Separator Facilities described in the most recent Development Report (including Planned Wells, Planned Separator Facilities and changes in anticipated production from existing Wells and Separator Facilities). Without limiting or otherwise altering Midstream Co's rights under Section 13.2, unless the applicable Well or Separator Facility is operated by Original Producer, Midstream Co may elect, in its sole discretion, not to make such modifications, extensions, enhancements, major maintenance, or other actions to the System (the "Modifications") and not to provide Services for any Wells or Separator Facilities included in a Development Report delivered by a Producer that is not the Original Producer. If (i) Midstream Co elects to make such Modifications, (ii) Producer thereafter modifies the Development Report or provides other information (the date on which the modified Development Report or such other information is provided to Midstream Co, the "Cancellation Date") indicating that such Modifications are no longer necessary, and (iii) as of the Cancellation Date, the actual aggregate costs and expenses (excluding Excluded Amounts) incurred or committed by Midstream Co to make such cancelled Modifications exceeds $100,000.00, then Producer shall reimburse Midstream Co for all reasonable and documented costs and expenses (other than the Excluded Amounts) incurred or committed by Midstream Co through the Cancellation Date to make such Modifications. The System Plan shall include information as to:

(i) each Facility Segment then existing and operational, under construction, or planned and the Individual System of which such Facility Segment is a part;

(ii) all Internal Transfer Points, Receipt Points and Delivery Points served or to be served by each such Facility Segment;

(iii) *Reserved*;

(iv) all pumps, treatment, oil, separators, Recovered Oil recovery, and other major physical facilities located or to be located on or within each such Facility Segment, together with their sizes, operating parameters, capacities, and other relevant specifications, which sizes, parameters, capacities and other relevant specifications shall

- 20 -

Texas Produced Water Services Agreement

be sufficient to (x) connect the Individual System to the Receipt Points and Delivery Points for all Planned Separator Facilities and (with respect to any Planned Wells not intended to be serviced by a Separator Facility) Planned Wells set forth in the most recent Development Report and (y) perform the Services for all Dedicated Production projected to be produced from the Dedicated Properties as contemplated by the most recent Development Report;

(v) the anticipated schedule for completing the construction and installation of the planned Facility Segments and all planned Receipt Points, Internal Transfer Points and Delivery Points, in each case, for all Planned Separator Facilities or Planned Wells, as applicable, included in the most recent Development Report;

(vi) the allocation methodologies to be used by Midstream Co with respect to System Gains/Losses, Other System Fuel, Recovered Oil, and other allocations hereunder and, with respect to any System Plan after the initial System Plan, any proposed changes to the allocation methodologies then in effect, which allocation methodologies shall (A) permit allocations to be made by Midstream Co in a commercially reasonable manner; and (B) be based upon the measurements taken and quantities determined for the applicable Month. Midstream Co shall allocate, in a manner that is commercially reasonable and determined by Midstream Co in good faith, to a particular Receipt Point, the Recovered Oil from a Facility Segment.

(vii) other information reasonably requested by Producer that is relevant to the design, construction, and operation of the System, the relevant Individual System, the relevant Facility Segment, and the relevant Receipt Points, Internal Transfer Points and Delivery Points; *provided* that in no event shall Midstream Co be obligated to supply to Producer (A) pricing, budget or similar financial information or (B) information that is covered by a confidentiality agreement or confidentiality obligations;

Midstream Co shall deliver the applicable System Plan (including any updated System Plan) to Producer for Producer's review and comment not later than 30 Days after Producer's delivery to Midstream Co of the applicable Development Report or amendment thereto.

(d) <u>Meetings</u>. Midstream Co shall make representatives of Midstream Co available to discuss the most recent System Plan with Producer and its representatives at Producer's written request. Producer shall make representatives of Producer available to discuss the most recent Development Report with Midstream Co and its representatives at Midstream Co's written request. The Parties agree that the meetings described in the previous sentences of this clause (d) may occur (and shall, if requested by either Party) on a Monthly basis. At all such meetings, the Parties shall exchange updated information about their respective plans for the development and expansion of the Dedicated Properties (including amendments to the Development Report) and the System (including amendments to the System Plan for Producer's review and comment) and shall have the opportunity to discuss and provide comments on the other Party's plans.

(e) <u>Scope and Purpose of Planning Tools</u>. The Development Report and the System Plan are intended to assist Midstream Co and Producer with long-term planning and goals. None of the Development Reports nor the System Plans shall amend or modify this Agreement in any

- 21 -

way. Midstream Co may, in its sole discretion, work with OpCo or any of OpCo's subsidiaries to prepare and deliver a System Plan jointly with such other entity or entities. To the extent that a Development Report or System Plan that satisfies the requirements above is delivered or deemed delivered under any other Transaction Document, such Development Report or System Plan shall be deemed delivered hereunder.

Section 3.2 <u>Expansion of System and Connection of Separator Facilities</u>.

(a) <u>Service Standards</u>. Midstream Co shall, at its sole cost and expense, design, construct (as applicable), and own the Individual System in a good and workmanlike manner and in accordance with the System Plan and this <u>Section 3.2</u>. Until such time as Producer has delivered a Development Report, Midstream Co shall have no obligation under this <u>Section 3.2(a)</u>.

(b) <u>On-Line Deadline</u>. Subject to <u>Section 12.2</u>, Midstream Co shall by the later of (x) the date that the first Planned Well on a particular Planned Separator Facility (or, with respect to a Planned Well that is not intended to be serviced by a Separator Facility, the date that such Planned Well) is ready for connection to the System and (y) the applicable Target On-Line Date (such later date, the "<u>On-Line Deadline</u>"): (i) have completed (or caused the completion of) the construction of the necessary facilities, in accordance with the then current System Plan, (A) to connect such Planned Separator Facility or such Planned Well to the System and (B) to connect the System to each planned Delivery Point for such Planned Separator Facility or such Planned Well, as applicable, and (ii) be ready and able to commence Services with respect to Dedicated Production from such Planned Separator Facility or Planned Well, as applicable.

(c) <u>Additional/Accelerated Well</u>. From time to time, Producer may provide notice to Midstream Co that Producer has accelerated the Target On-Line Date for a Planned Well or Planned Separator Facility (any such Well or Separator Facility, an "<u>Additional/Accelerated Well</u>"). Midstream Co will use its commercially reasonable efforts to modify the System Plan and to cause the necessary gathering facilities to be constructed prior to the On-Line Deadline for such Additional/Accelerated Well. From time to time, Producer may provide notice to Midstream Co that Producer (i) has delayed the Target On-Line Date for a Planned Well or Planned Separator Facility, (ii) subject to <u>Section 3.2(d)</u>, anticipates eliminating a Planned Well or Planned Separator Facility from its development plans and the Development Report, or (iii) anticipates shutting in a Well or Separator Facility that has been producing. Midstream Co may adjust the System Plan as it determines to be appropriate and commercially reasonable to accommodate such elimination of such Wells and Separator Facilities.

(d) <u>Cancellation of Planned Wells and Planned Separator Facilities</u>. If (i) Midstream Co reasonably determines that Producer has permanently abandoned the drilling or installation of any Planned Well or Planned Separator Facility or Producer notifies Midstream Co that Producer intends to permanently abandon the drilling or installation of any Planned Well or Planned Separator Facility (whether through the delivery of an updated Development Report or otherwise, the date on which such determination is made, the "<u>Abandonment Date</u>"), (ii) Midstream Co had begun to design or construct the Facility Segment to connect such Planned Well or Planned Separator Facility to the System prior to such Abandonment Date, and (iii) the actual aggregate costs and expenses (excluding Excluded Amounts) incurred or committed by

- 22 -

Midstream Co prior to the Abandonment Date exceeds $100,000.00, then Producer shall reimburse Midstream Co for all reasonable and documented costs and expenses (other than the Excluded Amounts) incurred or committed by Midstream Co prior to such Abandonment Date to design and construct such Facility Segment.

(e) <u>Substation and Interconnection Facilities</u>. The obligations of Midstream Co hereunder to design and construct the Individual System and to perform the Services do not include the design or construction of any substation or other interconnecting facilities required to procure electricity for the Individual System. If a substation or any other interconnecting facility is required in order for Midstream Co to perform its obligations hereunder, Midstream Co and Producer shall enter into a separate agreement setting forth each Party's responsibilities in connection therewith, including an allocation of responsibility for all associated costs and expenses.

Section 3.3 <u>Temporary Services</u>.

(a) Pending the completion of facilities contemplated in a System Plan or that may be required to service Wells in existence as of the Effective Date, Producer may enter into a contract with a Third Party to provide services with respect to the Dedicated Production that is anticipated to be serviced by the new, modified, or enhanced facilities if the term of such contract does not exceed six Months (and may be renewed in six-Month increments until such time as Midstream Co has completed the applicable facilities).

(b) If at any time, (i) Producer fails to deliver a Development Report on or before the applicable deadline set forth in <u>Section 3.1 (a)</u>, (ii) a Development Report delivered by Producer failed to describe any Well, or (iii) the average rate of production at any Receipt Point described in the then-applicable Development Report exceeds Producer's forecast for such Receipt Point set forth in such Development Report, and as a result, Midstream Co has not completed any new, modified, or enhanced facilities necessary to allow Midstream Co to accept all of the Product Tendered by Producer at a Receipt Point, then (x) within a reasonable time after Midstream Co becomes aware of the need for such new, modified, or enhanced facilities, Midstream Co shall elect, in its sole discretion, whether to proceed with the development and completion of such facilities by providing notice to Producer, and (y) if Midstream Co elects to proceed with the development and completion of such facilities, (1) Midstream Co shall cause such facilities to be completed within a reasonable time after such election, and (2) pending the completion of such facilities, Midstream Co may elect (in its reasonable discretion and in exchange for reasonable compensation) to permit Producer to enter into a contract with a Third Party as provided in <u>Section 3.3(a)</u> to provide services with respect to the Dedicated Production that Midstream Co is unable to accept.

(c) Any time Producer makes alternative arrangements with a Third Party for the provision of services or to accept Product as provided for in this Agreement, Producer shall (i) if Midstream Co anticipates being able to provide Services hereunder or to accept Product within a period of time that is shorter than six Months, use commercially reasonable efforts to enter into a contract with a term that expires on or around the date on which Midstream Co anticipates being able to provide Services hereunder or to accept Product, and (ii) notify Midstream Co of the term of such contract promptly after execution thereof. Prior to requiring Producer to begin using, or

- 23 -

resume using, as applicable, Services hereunder, Midstream Co shall provide notice to Producer of the date on which Midstream Co expects to be ready, willing and able to begin providing Services to Producer no later than 45 Days prior to the expiration of the Third Party contract. In no event shall Producer be required to begin using, or resume using, as applicable, Services on a Day other than the first Day of a Month.

Section 3.4 <u>Cooperation</u>. The Parties shall work (at their own cost and expense) together in good faith to obtain such Permits as are necessary to drill and complete each Planned Well and construct the required extensions of the System to each Planned Separator Facility (and each Planned Well, as applicable) as expeditiously as reasonably practicable, all as provided in this Agreement. The Parties shall cooperate with each other and to communicate regularly regarding their efforts to obtain such Permits. Upon request by Producer, Midstream Co shall promptly provide to Producer copies of all Permits obtained by Midstream Co in order to construct any Facility Segment (or portion of a Facility Segment) of the System.

Section 3.5 <u>Grant of Access; Real Property Rights</u>.

(a) <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purpose of using, maintaining, servicing, inspecting, repairing, and operating all or any portion of the applicable Individual System, including all pipelines, meters and other equipment necessary for the performance by Midstream Co of this Agreement. Such right of access shall not include any right to install, replace, disconnect, or remove all or any portion of the applicable Individual System, which rights may only be granted pursuant to a separate instrument entered into pursuant to <u>Section 3.5(f)</u>.

(b) <u>Producer Does Not Have Obligation to Maintain</u>. Producer shall not have a duty to maintain in force and effect any underlying agreements (such as any lease, easement, or surface use agreement) that the grant of access by Producer to Midstream Co under <u>Section 3.5(a)</u> is based upon, and such grant will terminate if Producer loses its rights to the applicable property, regardless of the reason for such loss of rights.

(c) <u>Midstream Co's Grant of Access</u>. Midstream Co hereby grants to Producer, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands covered by the Individual System in order to exercise its rights and obligations hereunder. Such right shall not include any right to install, replace, disconnect, or remove any facilities on such lands, which rights may only be granted pursuant to a separate instrument entered into pursuant to <u>Section 3.5(f)</u>. Producer shall release, protect, defend, indemnify and hold harmless Midstream Co Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Midstream Co or any member of Midstream Co Group directly arising from Producer's exercise of its access rights hereunder, except to the extent such Losses are caused by the gross negligence or willful misconduct of Midstream Co Group.

Texas Produced Water Services Agreement

(d) <u>Midstream Co Does Not Have Obligation to Maintain</u>. Midstream Co shall not have a duty to maintain in force and effect any underlying agreements that the grant of access by Midstream Co to Producer pursuant to this <u>Section 3.5(d)</u> is based upon, and such grant will terminate if Midstream Co loses its rights to the applicable property, regardless of the reason for such loss of rights.

(e) <u>No Interference</u>. A Party's exercise of the rights granted to a Party by the other Party pursuant to this <u>Section 3.5</u> shall not unreasonably interfere with the granting Party's operations or with the rights of owners in fee with respect to the applicable lands, and such rights will be exercised in material compliance with all applicable Laws and the safety and other reasonable access requirements of the granting Party. Each Party obtaining a right of access pursuant to this <u>Section 3.5</u> shall have the status of "licensee," except when such Party is accessing the applicable real property by way of a right-of-way, easement, or other similar real property right granted pursuant to a separate instrument.

(f) <u>Real Property Rights</u>. Each Party shall acquire and maintain all easements, rights of way, surface use, surface access agreements, and other real property rights from Third Parties necessary to perform its obligations hereunder. To the extent a Party has the contractual right and title to do so, such Party shall provide to the other Party the right of co-usage on the easements, sub-easements, rights of way, surface use, and other real property rights held by such Party covering lands for which the other Party requires real property rights to perform its obligations hereunder, all at no cost to the providing Party and on terms and conditions mutually acceptable to the Parties in their reasonable discretion. Where a Party does not have the contractual right to do so, such Party shall provide reasonable assistance to the other Party in obtaining the real property rights with respect to such lands as necessary or desirable to perform its obligations hereunder.


Article 4
Measurement Devices


Section 4.1 <u>Measurement Devices</u>.

(a) Midstream Co shall construct, install, own, and operate (or cause to be constructed, installed, and operated) the Measurement Devices located at the Measurement Points. Midstream Co may, in its discretion, construct, install, own, and operate (or cause to be constructed, installed, and operated) Measurement Devices located at or upstream of the Delivery Points or at or downstream of the Receipt Points.

(b) Midstream Co shall cause all Measurement Devices that are owned by Midstream Co to be constructed, installed, and operated in accordance with applicable industry standards and applicable Laws, and as set forth in the current System Plan.

(c) Producer shall have the right, at its sole expense, to install, own and operate Measurement Devices located at the Measurement Points, Receipt Points and Delivery Points. Producer shall cause Producer Meters to be installed, subsequent to providing a minimum of seventy-two (72) hours' notice to Midstream Co, so as not to interfere with Midstream Co's Measurement Devices and shall take steps that are reasonable and customary in the industry to mitigate or prevent any problems that may interfere with Midstream Co's Measurement Devices at the Measurement Points.

Texas Produced Water Services Agreement

(d) Midstream Co may elect to use a Producer Meter as the Measurement Device for a Measurement Point in lieu of constructing, installing, owning, and operating a Measurement Device located at such Measurement Point by providing notice to Producer (including by detailing such election in the applicable System Plan). If Midstream Co elects to use such Producer Meter as the Measurement Device for a Measurement Point, Producer shall provide Midstream Co reasonable access to such Producer Meter, including prior advance notice of, and the ability to witness, the calibration of such Producer Meter.

(e) Producer and Midstream Co shall cause Measurement Devices owned by such Party to be constructed, installed and operated in a manner which is agreeable to all parties involved and satisfies local and state regulation.

(f) Midstream Co may (but shall not be obligated to) replace or make any alterations to the Measurement Devices necessary to comply with any subsequent amendments, revisions or modifications of Applicable Law. With respect to Producer Meters that Midstream Co has elected to use, Producer may (but shall not be obligated to) replace or make any alterations to the Measurement Devices necessary to comply with subsequent amendments, revisions or modifications of Applicable Law.

(g) The accuracy of all Measurement Devices at the Measurement Points and Delivery Points, and of all Measurement Devices that serve as "check meters" for any such Measurement Point or Delivery Point Measurement Devices will be verified by the owner of such Measurement Device (the "Owner") at Monthly intervals and, if requested, in the presence of a representative of the other Party (the "Beneficiary"). The Owner shall verify the accuracy of any owned Measurement Device before the next Monthly verification required by the preceding sentence if the Beneficiary makes a written request for a special test as described below. Notwithstanding the foregoing, when Daily deliveries of Product at any Measurement Point or Delivery Point average 100 Barrels per Day or less during any Month, the Owner may request from the Beneficiary that the accuracy of the Measurement Devices at such Measurement Point or Delivery Point be verified quarterly. If, upon any test, any (i) Measurement Device at the Measurement Point is found to be inaccurate by 2.0% or less or (ii) Measurement Device at the Delivery Point is found to be inaccurate by 0.25% or less, previous readings of such Measurement Device will be considered correct in computing the deliveries of Product under this Agreement. If, upon any test, any (1) Measurement Device at the Measurement Point is found to be inaccurate by more than 2.0% or (2) Measurement Device at the Delivery Point is found to be inaccurate by more than 0.25% (excessive meter factor deviation), such Measurement Device will immediately be removed from service, adjusted, calibrated, repaired or replaced to record accurately (within the manufacturer's allowance for error) and reproved prior to returning to service. If the excessive meter factor deviation can be explained by changing conditions (gravity, temperature or flow-rate) no corrective action may be taken if mutually agreed upon by both the Owner and the Beneficiary. Any previous recordings of such Measurement Device with an excessive meter factor deviation will be corrected by using the arithmetic average of the malfunction factor and the previous factor shall be applied to the production measured through the meter between the date of the previous factor and the date of the malfunction factor. The

Texas Produced Water Services Agreement

proving report must clearly indicate the meter's malfunction factor and all remarks associated with the repairs or adjustments. If the Beneficiary desires a special test of any Measurement Device, at least 72 hours' advance written notice will be given to the Owner, and the Parties will cooperate to secure a prompt test of the accuracy of such Measurement Device. If the Measurement Device so tested is found to be inaccurate by 2.0% or less or 0.25% or less, as applicable, the Owner will have the right to bill the Beneficiary for the costs incurred due to such special test, including any labor and transportation costs, and the Beneficiary will pay such costs promptly upon invoice therefor.

(h) If requested by the Beneficiary, the Measurement Devices owned by Owner shall include a sufficient number of data ports, and Owner shall permit Beneficiary to connect to such data ports, as shall be required to provide to Beneficiary on a real-time basis all measurement data generated by such measurement equipment. Beneficiary shall be responsible at its own cost for obtaining equipment and services to connect to such data ports and receive and process such data.

(i) Each Party shall make the charts and records by which measurements are determined available for the use of the other Party in fulfilling the terms and conditions thereof. Each Party shall, upon written request of the other Party, mail, email or deliver for checking and calculation all measurement data, including flowing parameters, characteristics, constants, configurations and events in its possession and used in the measurement of Product delivered under this Agreement within 30 Days after the last chart for each billing period is removed from the meter. Such data shall be returned within 90 Days after the receipt thereof.

(j) Each Party shall preserve or cause to be preserved for mutual use all test data or other similar records in accordance with the applicable rules and regulations of regulatory bodies having jurisdiction, if any, with respect to the retention of such records, and, in any event, for at least 24 Months.

(k) So long as the Parties to this Agreement are also parties to a Transaction Document that covers Crude Oil, the requirements for Measurement Devices in respect of Recovered Oil shall be covered by such Transaction Document. If at any time the Parties to this Agreement are not also party to another Transaction Document that covers Crude Oil, the Parties shall set forth in the Agreement Addendum or an appropriate amendment to this Agreement the requirements for Measurement Devices pertaining to Recovered Oil; absent such agreement, Midstream Co shall install and maintain measuring equipment at the Delivery Points that is in accordance with applicable API standards.

Section 4.2 <u>Measurement Procedures</u>. Midstream Co shall use the Measurement Devices owned by Midstream Co (or if Midstream Co's rights under <u>Section 4.1(d)</u> are exercised, then the Measurement Devices owned by Producer) at the Measurement Points to determine the volumes of Product passing through the Individual System for purposes of <u>Article 6</u> and <u>Article 10</u>. Midstream Co shall cause (or if Midstream Co's rights under <u>Section 4.1(d)</u> are exercised, then Producer shall cause) the measurements of the quantity and quality of all Product measured at the Measurement Points (and at each Receipt Point or Delivery Point at which measurements are taken) to be conducted in accordance with industry standards (referenced below):

Texas Produced Water Services Agreement

API Manual of Petroleum Measurement Standards:

Chapter4, Proving Systems

Chapter5.1. General Considerations for Measurement by Meters

Chapter5.6, Measurement of Liquid by Coriolis Meters

Chapter7, Temperature Determination

Chapter8, Sampling

Chapter8.2, Automatic Sampling of Petroleum and Petroleum Products

Chapter9, Density Determination

Chapter10, Sediment and Water

Chapter12.2, Calculation of Petroleum Quantities Measured by Turbine or Displacement Meters.

Section 4.3 <u>Product Meter Adjustments</u>. If a Measurement Device is out of service or registering inaccurately, the Parties shall determine the quantities of Product received or delivered during such period as follows:

(a) By using the registration of any check meter or meters, if installed and accurately registering; or in the absence of such check meters,

(b) By using a meter operating in parallel with the estimated volume corrected for any differences found when the meters are operating properly,

(c) By correcting the error if the percentage of error is ascertainable by calibration, tests or mathematical calculation, such as step change, uncertainty calculation or balance adjustment; or in the absence of check meters and the ability to make corrections under this <u>Section 4.3(c)</u>, then,

(d) By estimating the quantity received or delivered by receipts or deliveries during periods under similar conditions when the meter was registering accurately.


Article 5
Tender, Nomination, and Gathering of Production


Section 5.1 <u>Limitations on Service to Third Parties</u>. Midstream Co shall obtain Original Producer's consent prior to offering services on an Individual System to any Third Party, unless (a) Midstream Co is required by a Governmental Authority to offer service to a Third Party, in which case Midstream Co shall provide Producer prior notice of offering such service to such Third Party, (b) such Third Party has become a Producer hereunder by virtue of assignment of Dedicated Properties to such Party, or (c) Original Producer has ceased to operate acreage serviced by such Individual System.

Texas Produced Water Services Agreement

Section 5.2 <u>Tender of Dedicated Production</u>. Subject to <u>Section 5.3(c)</u>, (a) each Day during the Term, Producer shall Tender to the Individual System at each applicable Receipt Point all of the Dedicated Production available to Producer at such Receipt Point and (b) Producer shall have the right to Tender to Midstream Co for Services under this Agreement Product other than Dedicated Production.

Section 5.3 <u>Services; Service Standard</u>.

(a) <u>Services</u>. Subject to <u>Section 5.3(c)</u>, Midstream Co shall provide all of the Services, including all services related to collecting, gathering, cleaning, treating, and disposing of the Product.

(i) Midstream Co shall cause the applicable Individual System to be able to flow such Product at volumes produced into such Individual System, so long as total water volumes for such Individual System are not greater than the current capacity of such Individual System.

(ii) The quantity of Product for which Midstream Co shall provide the Services is:

(A) with respect to the receipt, collection, gathering, storage and cleaning Services further described in <u>clauses (a)</u>, <u>(b)</u>, <u>(c)</u> and <u>(d)</u> of the definition of "Services", all of the Product that is Tendered by Producer to Midstream Co at the applicable Receipt Points, so long as such quantity is not in excess of the current capacity of the applicable Individual System;

(B) with respect to the delivery Services further described in clause (e) of the definition of "Services", Midstream Co shall deliver to the applicable Internal Transfer Points a quantity of Product equivalent to the quantity described in the preceding clause, taking into account any System Gains/ Losses; and

(C) with respect to Second Phase Services, Midstream Co shall be responsible for either disposing of all quantities of Product that flow through the applicable Internal Transfer Point.

(b) <u>Services Standard</u>. Midstream Co shall own and operate (or contract for, as applicable) the System and perform the Services in a good and workmanlike manner in accordance with standards customary in the industry.

(c) <u>Priority of Service</u>. Midstream Co shall cause (i) Product delivered by Original Producer to have priority service on the System over Product of any Producer Assignee to the extent not in violation of applicable Law, and (ii) Product delivered by Producer to have priority service on the System over Product of any Third Party. Midstream Co's performance of its obligations under <u>Section 5.3(a)</u> with respect to any Product (A) of any Producer Assignee, or (B) produced from any Well but not included on a Development Report or for which new, modified, or enhanced facilities are contemplated in a System Plan, shall at all times be subject to the available capacity on the System at the time that Product is available to be Tendered by Producer at a Receipt Point; provided, however, that in the case of clause (B), Producer may make alternative arrangements for the Product not received by Midstream Co pursuant to <u>Section 3.3</u>.

- 29 -

Texas Produced Water Services Agreement

Section 5.4 <u>Nominations, Scheduling, and Curtailment</u>. Product shall be received and redelivered under this Agreement at the similar quantities for a delivery Month. Midstream Co shall use System storage only for the operational purposes, as determined solely by Midstream Co. Nothing contained in this Agreement shall preclude Midstream Co from taking reasonable actions necessary to adjust receipts or deliveries under this Agreement in order to maintain the operational integrity and safety of the System.

Section 5.5 <u>Suspension/Shutdown of Service</u>.

(a) <u>Shutdown</u>. During any period when all or any portion of the Individual System is shut down (i) because of maintenance, repairs, or Force Majeure, (ii) because such shutdown is necessary to avoid injury or harm to Persons or property, to the environment or to the integrity of all or any portion of the Individual System or (iii) because providing Services hereunder has become uneconomic as further described in <u>Section 13.2</u>, Midstream Co may interrupt or curtail receipts of Producer's Product and the Product of other producers as set forth herein. In such cases, Midstream Co shall have no liability to Producer (subject to <u>Section 11.1(b)</u>) for its failure to receive Product, except to the extent such shutdown is caused by the negligence, gross negligence or willful misconduct of Midstream Co. If Midstream Co is required to so interrupt or curtail receipts of Product, Midstream Co will advise (by telephone, following up by writing, which writing may be in the form of electronic mail) Producer of such interruption or curtailment as soon as practicable or in any event within twenty-four hours after the occurrence of such event.

(b) <u>Planned Curtailments and Interruptions</u>.

(i) Midstream Co shall have the right to curtail or interrupt receipts and deliveries of Product for brief periods to perform necessary maintenance of and repairs or modifications (including modifications required to perform its obligations under this Agreement) to the Individual System; *provided*, *however*, that to the extent reasonably practicable, Midstream Co shall coordinate its maintenance, repair and modification operations with the operations of Producer and, in any case, will use its reasonable efforts to schedule maintenance, repair and modification operations so as to avoid or minimize to the greatest extent possible service curtailments or interruptions.

(ii) Midstream Co shall provide Producer (x) with 60 Days prior notice of any upcoming normal and routine maintenance, repair and modification projects that Midstream Co has planned that would result in a curtailment or interruption of Producer's deliveries and the estimated time period for such curtailment or interruption and (y) with six Months prior notice of any maintenance (A) of which Midstream Co has knowledge at least six Months in advance and (B) that is anticipated to result in a curtailment or interruption of Producer's deliveries for five or more consecutive Days.

(iii) On or before January 1, 2017, Midstream Co shall provide a schedule of the expected planned maintenance for the System for the subsequent 12 Months.

- 30 -

Texas Produced Water Services Agreement

Thereafter, on or before October 1 of each Year, starting October 1, 2017, Midstream Co shall deliver a schedule of the expected planned maintenance for the System for the subsequent 12 Months. The delivery of this plan is intended as a tool to assist the Parties in planning and does not replace the notices required in the foregoing clauses and in no way commits Midstream Co to adhere to the schedule set forth in such 12-Month plan.

Section 5.6 <u>Transportation and Disposal</u>. As between the Parties, Midstream Co shall make all necessary arrangements for the receipt, further transportation, and disposal of Producer's owned and Controlled Product from the Receipt Points, to the Internal Transfer Points and ending at the Delivery Points.

Article 6
Fees

Section 6.1 <u>Fees</u>. Producer shall pay Midstream Co each Month in accordance with the terms of this Agreement for all Services provided by Midstream Co with respect to Dedicated Production received by Midstream Co from Producer or for Producer's account during such Month, an amount, for each Individual System, equal to the sum of:

(i) the product of (x) the aggregate quantity of such Product, stated in Barrels, received by Midstream Co from Producer or for Producer's account at the applicable Receipt Points for such Product within the applicable Individual System during such Month, multiplied by (y) the applicable Individual First Phase Rate (the "<u>Individual First Phase Fee</u>"); *provided* that if the Pipeline Unavailability arises as a result of action or inaction under the control of Midstream Co, then the Individual First Phase Fee shall not accrue with respect to the Trucked Volumes;

(ii) the Individual Second Phase Fee, if any, applicable to Second Phase Services performed within the Dedication Area,

(iii) an amount equal to Producer's allocated portion of the actual costs incurred by Midstream Co for electricity required to provide Services, such allocation to be based upon the aggregate volumes of Product received by Midstream Co and

(iv) the Individual Disposal by Truck Fee, if any.

Section 6.2 <u>Fee Adjustments</u>.

(a) <u>Redetermination</u>.

(i) *Redetermination Proposal*. Between November 1 and December 31 of any Year, Midstream Co shall prepare and deliver to Producer for its review and comment a written proposal (each, a "<u>Redetermination Proposal</u>") to redetermine each Individual Fee (unless the Parties mutually agree not to redetermine any particular Individual Fee) in accordance with this <u>Section 6.2(a)</u>. Each Redetermination Proposal shall include relevant supporting documentation based upon the latest updated Development Report and System Plan and shall take into account future items including, projected production volumes, operating revenue projections, and budgeted amounts for capital expenditures

Texas Produced Water Services Agreement

and all estimated operating expenses that Midstream Co believes will be necessary to provide the applicable Services as contemplated by the latest updated Development Report and System Plan; provided that a redetermined Individual Fee as agreed to by the Parties (a "<u>Redetermined Individual Fee</u>") shall not recoup the difference between (A) estimated operating expenses or revenues and (B) actual operating expenses or revenues for periods prior to the effective date of such Redetermined Individual Fee. The Parties may agree to redetermine a particular Individual Fee without obligation to agree to redetermine any other Individual Fee.

(ii) *Subsequent Redetermination Timing*. Any Redetermined Individual Fee agreed to by the Parties on or prior to the last Business Day of February of the applicable Adjustment Year ("<u>Redetermination Deadline</u>") shall become effective as of the first Day of the Month following the Month in which agreement has been reached. If the Parties fail to agree upon a redetermination of any Individual Fee set forth in the applicable Redetermination Proposal on or prior to the Redetermination Deadline, such Individual Fee shall remain in effect without redetermination pursuant to this <u>Section 6.2(a)</u>. For purposes of this <u>Section 6.2(a)(ii)</u>, the Year immediately after the Year during which a Redetermination Proposal is delivered is herein the "<u>Adjustment Year</u>".

(b) <u>Annual Escalation</u>. Effective as of July 1 of each Year, the Individual Fee will be increased by multiplying the then-applicable Individual Fee by the Escalation Percentage (herein, the "<u>Increase in Fee</u>") and adding the then-applicable Individual Fee to the Increase in Fee; *provided* that Reimbursed Amounts shall not be subject to this <u>Section 6.2(b)</u>. Such annual increase to the Individual Fee shall become effective on July 1 of the applicable Year, even if such Individual Fee was redetermined pursuant to <u>Section 6.2(a)</u>, with an effective date during the same Year.

(c) <u>Downtime Events</u>. If during any Month (as applicable, the "<u>Applicable Month</u>"), (i) one or more Downtime Events occur with respect to a Facility Segment, (ii) such Downtime Events caused the Downtime Percentage for such Facility Segment during the Applicable Month to exceed the lowest percentage specified on <u>Exhibit B</u> during such Month, and (iii) Producer has waived its right to a temporary release of Dedicated Production under <u>Section 2.4(b)(ii)</u>, then the Individual First Phase Fee for the applicable Facility Segment shall be reduced by the reduction percentage corresponding to the applicable Downtime Percentage on the chart on <u>Exhibit B</u> during each hour in which such Facility Segment is available to provide Services (an "<u>Operating Hour</u>") during the subsequent Month until the reduced Individual First Phase Fee has been applied to an aggregate number of Operating Hours equal to the aggregate number of Downtime Hours during the Applicable Month. If the aggregate number of Operating Hours during the subsequent Month is less than the aggregate number of Downtime Hours during the Applicable Month, the applicable reduced Individual First Phase Fee shall be applied to Operating Hours during the next-subsequent Month or Months until the reduced Individual First Phase Fee has been applied to an aggregate number of Operating Hours equal to the aggregate number of Downtime Hours during the Applicable Month. A reduced Individual First Phase Fee that would otherwise apply during any Month subsequent to an Applicable Month shall not be applied until all Downtime Hours from previous Applicable Months have been addressed as provided in this <u>Section 6.2(c)</u>. At all times during which the Parties to this Agreement are also party to another Transaction Document that covers Crude Oil, Downtime Hours shall not accrue under this

- 32 -

Texas Produced Water Services Agreement

Agreement during the period of time in which a Downtime Event with respect to a Facility Segment connecting to a central facility on the System is occurring at the same time a Downtime Event with respect to a Facility Segment connecting to the same central facility on the Crude Oil Gathering System is occurring.

Section 6.3 <u>Treatment of Byproducts, System Gains/Losses, Fuel and Related Matters</u>. No separate fee shall be chargeable by Midstream Co and no refund or reduction in the Individual Fee shall be chargeable by or owed to Producer for the hydrocarbons or services described in this <u>Section 6.3</u>.

(a) *Reserved*.

(b) <u>Recovered Oil</u>. Midstream Co shall deliver to Producer, each Month, all Recovered Oil allocated to Producer or for Producer's account by delivering such Recovered Oil into the Crude Oil Gathering System. At all times during the Term, either (x) Midstream Co and Producer shall be a party to both this Agreement and another Transaction Document that covers Crude Oil (in which case Producer shall not owe any amount under this Agreement or any other Transaction Document to which Midstream Co is a Party as a result of Recovered Oil being transported through the Crude Oil Gathering System) or (y) the Parties shall set forth in the Agreement Addendum or an appropriate amendment to this Agreement the methodology for Midstream Co to deliver Recovered Oil to Producer and any fee applicable thereto.

(c) <u>System Gains/Losses</u>.

(i) Midstream Co will perform a Monthly material balance for each Individual System based on comparison of Product delivered and the amount of Product calculated to have been delivered into the Individual System (after removal of Recovered Oil) (in conjunction with determining the theoretical Crude Oil volume under any Transaction Document to which Midstream Co is a Party covering Crude Oil gathering services) received into the Individual System at Receipt Points. Actual gains or losses in an Individual System from the material balance will be allocated back to Producer's Receipt Points to determine allocated quantities of Product received at Receipt Points for each Month.

(ii) If, during any Month, System Gains/Losses on an Individual System allocated to Producer in accordance with this Agreement exceeds 2.00% of the total quantities of Producer's owned or Controlled Product delivered to the Individual System in such Month, then Midstream Co will, for the respective Individual System, obtain updated test data (i.e. sample results, meter proves, etc.) from Receipt Points involved in calculating the amount of Product determined to have been delivered into the Individual System (after removal of Recovered Oil) (in conjunction with determining the theoretical Crude Oil volume under any Transaction Document relating to the provision of crude oil gathering services by Midstream Co) and conduct a field-wide (on an Individual System basis) meter inspection and proving, if necessary, followed by an updated balance. If Midstream Co determines that a repair to the Individual System is needed to reduce the System Gains/ Losses below 2.00%, Midstream Co shall undertake such repairs in a commercially reasonable manner and as soon after making such determination as is commercially reasonable.

- 33 -

Texas Produced Water Services Agreement

(iii) Midstream Co shall provide Producer with prior notice of, and reasonable access to observe, any such field-wide meter balance.

(d) <u>Other System Fuel</u>. Midstream Co may elect to use Other System Fuel as fuel to operate the Individual System, or to generate electricity for the operation of the Individual System and shall account for any Other System Fuel used by Midstream Co. Producer, at its sole cost and expense, shall procure all fuel except diesel, in addition to Other System Fuel used by Midstream Co, if any, required to operate the Individual System or to generate electricity for the operation of the Individual System and arrange for transportation of such fuel to the Individual System.

Article 7
Quality Specifications

Section 7.1 <u>Quality Specification</u>. Subject to <u>Section 7.2</u>, at no time shall Midstream Co be required to accept Product that is not produced from a Well within the Dedication Area. Subject to <u>Section 7.2</u>, (a) Producer shall cause all Product delivered at the Receipt Points to Midstream Co to meet the quality specifications of the applicable Downstream Facility and (b) Midstream Co will not accept any Product unless it meets the quality specifications of the applicable Downstream Facility. If Producer's Product delivered to the Receipt Points complies with such quality specifications, then all Product redelivered at the Delivery Points by Midstream Co to Producer shall meet the quality specifications of the applicable Downstream Facility. Producer shall not have the right to consent to any changes to the quality specifications of the applicable Downstream Facility or the quality specifications of any Downstream Facility not in existence as of the Effective Date. Midstream Co may commingle Product received into the Individual System with other Product shipments, and subject to Midstream Co's obligation to redeliver to Producer at the Delivery Points Product that satisfies the applicable quality specifications of the Delivery Points, (i) such Product shall be subject to such changes in quality, composition and other characteristics as may result from such commingling and the removal of Recovered Oil (if any), and (ii) Midstream Co shall have no other obligation to Producer associated with changes in quality of Product as a result of such commingling and Recovered Oil removal.

Section 7.2 <u>Failure to Meet Specifications</u>. If any Product Tendered by Producer to the Individual System fails at any time to conform to the applicable specifications, then Midstream Co will have the right to discontinue receipt of such non-conforming Product. Unless such non-conforming Product creates a safety hazard or may damage existing infrastructure (in the opinion of Midstream Co), Midstream Co shall provide notice (which notice may be verbal initially, followed by written confirmation) to Producer twenty-four (24) hours prior to such discontinuation, and Producer shall cease delivery of Product until such time as the Product Tendered by Producer will again conform to the applicable specifications. If Producer fails to comply with the discontinuation notice (or deliver a formal dispute, as specified in the following sentence) prior to the expiration of twenty-four (24) hours after receiving such notice from Midstream Co, then, Midstream Co shall be entitled to unilaterally cease receiving Product. If

- 34 -

Texas Produced Water Services Agreement

Producer disputes Midstream Co's determination that any Product fails to conform to the applicable specifications, then Producer shall (a) notify Midstream Co thereof within twenty-four (24) hours after receiving such notice from Midstream Co, (b) submit the applicable Product to a mutually agreed upon Third Party laboratory, and (c) cause such laboratory to analyze the Product within seventy-two (72) hours after Producer's receipt of Midstream Co's notice of non-conformance (during which time Midstream Co shall continue to accept deliveries from Producer, unless Midstream Co believes such deliveries present a safety hazard or may damage installed infrastructure). If the results of such analysis provide that the applicable Product is non-conforming, the costs and expenses associated with such analysis shall be borne by Producer; if the results of such analysis provide that the applicable Product conforms to the specifications, then Midstream Co shall reimburse Producer for all reasonable and documented costs and expenses incurred by Producer to cause such Third Party laboratory to perform such analysis. Producer will promptly undertake commercially reasonable measures to eliminate the cause of such non-conformance. Midstream Co, in its sole discretion, may accept receipt, or continue to receive, non-conforming Product if the blending and commingling of such Producer's non-conforming Product with other Product in the Individual System does not materially affect the Individual System and the ability of Midstream Co to deliver Product at Delivery Point(s) within applicable Delivery Point specifications. Midstream Co's continued taking of non-conforming Product shall not relieve Producer of the responsibility to undertake commercially reasonable measures to eliminate the cause of such non-conformance.

Section 7.3 <u>Indemnification Regarding Quality</u>. PRODUCER SHALL RELEASE, PROTECT, DEFEND, INDEMNIFY AND HOLD HARMLESS MIDSTREAM CO GROUP FROM AND AGAINST ALL LOSSES DIRECTLY OR INDIRECTLY ARISING OUT OF, IN CONNECTION WITH OR IN ANY MANNER ATTRIBUTABLE TO THE FAILURE OF THE PRODUCT DELIVERED BY PRODUCER TO THE INDIVIDUAL SYSTEM TO MEET THE QUALITY SPECIFICATIONS SET FORTH HEREIN, INCLUDING DISPOSAL COSTS, DAMAGE TO OR SUSTAINED BY THE INDIVIDUAL SYSTEM (INCLUDING THE EQUIPMENT AND COMPONENT PARTS), COSTS EXPENDED BY MIDSTREAM CO OR ANY OF ITS AFFILIATES TO RETURN THE INDIVIDUAL SYSTEM AND RELATED FACILITIES TO SERVICES, CLAIMS OF OTHER PRODUCERS ON THE INDIVIDUAL SYSTEM, AND CLAIMS OF OWNERS OF ALL DOWNSTREAM FACILITIES.

Article 8
Term

Section 8.1 <u>Term</u>. The term of this Agreement commenced on the Effective Date, and this Agreement shall remain in effect until the 16th anniversary of the Effective Date (the "<u>Initial Term</u>") and thereafter on a Year to Year basis until terminated by Midstream Co or Producer effective upon the expiration of the Initial Term or the expiration of any Year thereafter upon notice no less than 90 Days prior to the expiration of the Initial Term or the expiration of any Year thereafter (such period of time, the "<u>Term</u>").

Section 8.2 <u>Effect of Termination or Expiration of the Term</u>. Upon the termination of the Term, this Agreement shall forthwith become void and the Parties shall have no liability or obligation under this Agreement, except that (a) the termination of this Agreement shall not

Texas Produced Water Services Agreement

relieve any Party from any expense, liability or other obligation or remedy therefor that has accrued or attached prior to the date of such termination, (b) the provisions of Section 7.3, this Section 8.2, Article 15 and Section 17.1 through Section 17.10 shall survive such termination and remain in full force and effect indefinitely, (c) the indemnities set forth in Section 3.5(c) shall survive such termination and remain in full force and effect indefinitely, and (d) Section 10.4, Section 17.11 and Section 18.7 shall survive such termination and remain in full force and effect for the period of time specified in such Sections.

Article 9
Title and Custody

Section 9.1 <u>Title</u>. Delivery by Producer of Product to any Receipt Point shall be deemed a warranty of title to such Product by Producer or a warranty that Producer Controls the Product and has the right to deliver such Product for gathering under this Agreement, as applicable. Title to Product shall not transfer to Midstream Co by reason of Midstream Co's performance of the Services.

Section 9.2 <u>Custody</u>. From and after Producer's delivery of its owned or Controlled Product to Midstream Co at the Receipt Points, and until Midstream Co's disposal of Product or redelivery of such Product to or for Producer's account at the applicable Delivery Points, as between the Parties, Midstream Co shall have custody and control of, and be responsible for, such Product. In all other circumstances, as between the Parties, Producer shall be deemed to have custody and control of, and be responsible for, such Product.

Article 10
Billing and Payment

Section 10.1 <u>Statements</u>.

(a) <u>Ordinary Course</u>. Midstream Co shall submit invoices to Producer on or before the 25th Day after the end of a Month (the "Invoice Month"). Each invoice shall be accompanied by supporting information for all amounts charged by such invoice. All amounts owed for Services provided during an Invoice Month shall be reflected on the applicable invoice for such Invoice Month; *provided* that to the extent any amount appearing on an invoice is in respect of an amount paid by Midstream Co to a Third Party (collectively, the "Reimbursed Amount") or the calculation of such amount is contingent on information provided by a Third Party (collectively, the "Conditional Amount"), such Reimbursed Amount and Conditional Amount shall be reflected on an invoice within 90 Days after the end of the Month in which such Reimbursed Amount was paid by Midstream Co.

(b) *Reserved*.

(c) <u>Detail</u>. Midstream Co shall cause its invoices and supporting information to include information reasonably sufficient to explain and support any estimates and charges reflected therein, the reconciliation of any estimates made in a prior Month to the actual measurements for such Month, and any adjustments to prior period volumes and quantities.

Texas Produced Water Services Agreement

(d) <u>Monthly Loss/ Gain Report</u>. Midstream Co shall deliver to Producer, on or before the close of business of the 40th Day after the applicable Invoice Month a Monthly Loss/ Gain Report. If Midstream Co elects, it may deliver such Monthly Loss/ Gain Report concurrently with the applicable invoice.

(e) <u>One Invoice; Netting</u>. To the extent that Midstream Co and Producer are party to this Agreement and one or more other Transaction Documents, one invoice may be delivered in respect of all amounts owing under such Transaction Documents. The Parties shall net all undisputed amounts due and owing or past due and owing arising under the Transaction Documents to which Producer and Midstream Co are parties such that the Party owing the greater amount shall make a single payment of the net amount to the other Party. No amounts owing to or by any Midstream Co may be set off against amounts owing to or by any other Midstream Co. No amounts owing to or by any Producer may be set off against amounts owing to or by any other Producer. To the extent possible, all fee adjustments set forth in <u>Article 6</u> shall be accomplished by setoff or netting.

Section 10.2 <u>Payments</u>.

(a) Unless otherwise agreed by the Parties, all invoices under this Agreement shall be due and payable in accordance with each invoice's instructions on or before the later of the 30th Day of each Month and the 10th Day after receipt of the invoice or, if such Day is not a Business Day, then on the next Business Day. All payments by Producer under this Agreement shall be made by electronic funds transfer to the account designated by Midstream Co. Any amounts not paid by the due date will be deemed delinquent and, with respect to amounts owed to Midstream Co, will accrue interest at the Interest Rate, such interest to be calculated from and including the due date but excluding the date the delinquent amount is paid in full.

(b) If Producer, in good faith, disputes the amount of any invoice of Midstream Co, Producer will pay Midstream Co such amount, if any, that is not in dispute and shall provide Midstream Co notice, no later than 30 Days after the date that payment of such invoice would be due under <u>Section 10.2(a)</u>, of the disputed amount accompanied by reasonable documentation to support Producer's dispute. If Producer fails to provide notice of dispute within such 30-Day period, then Producer shall be deemed to have waived its right to dispute the applicable invoice, except for a dispute following an audit conducted in accordance with <u>Section 10.4</u>. Following Midstream Co's receipt of such dispute notice, Producer and Midstream Co shall endeavor in good faith to resolve such dispute, and if the Parties are unable to resolve such dispute within a reasonable time, such dispute may be resolved in accordance with <u>Section 17.6</u> of this Agreement. Upon resolution of the dispute, any required payment shall be made within 15 Days after such resolution, and, if such amount shall be paid to Midstream Co, such amount shall be paid along with interest accrued at the Interest Rate from and including the due date but excluding the date paid

Section 10.3 <u>Adequate Assurances</u>. If (a) Producer fails to pay according to the provisions hereof and such failure continues for a period of 5 Business Days after written notice of such failure is provided to Producer, (b) Producer is not the Original Producer or (c) Midstream Co has reasonable grounds for insecurity regarding the performance by Producer of any obligation under this Agreement, then Midstream Co, by notice to Producer, may, singularly

- 37 -

or in combination with any other rights it may have, demand Adequate Assurance of Performance from Producer. "Adequate Assurance of Performance" means, at the option of Producer, any of the following, (x) advance payment in cash by Producer to Midstream Co for Services to be provided under this Agreement in the following Month or (y) delivery to Midstream Co by Producer of an irrevocable standby letter of credit or a performance bond, in form and substance reasonably acceptable to Midstream Co, issued by a Credit-Worthy Person, in an amount equal to not less than the aggregate proceeds due from Producer under Section 10.1 for the prior 2-Month period. Promptly following the termination of the condition giving rise to Midstream Co's reasonable grounds for insecurity or payment in full of amounts outstanding, as applicable, Midstream Co shall release to Producer the cash, letter of credit, bond or other assurance provided by Producer (including any accumulated interest, if applicable, and less any amounts actually applied to cover Producer's obligations hereunder).

Section 10.4 <u>Audit</u>. Each Party has the right, at its sole expense and during normal working hours, to examine the records of the other Party to the extent reasonably necessary to verify the accuracy of any statement, charge or computation made pursuant to the provisions of the Transaction Documents. The scope of such examination will be limited to the 24 Months preceding the date such notice of audit, statement, charge or computation was presented. No Party may conduct more than one audit (taking all Transaction Documents to which Producer is a party together) of another Party during any Year (except that, if a Party is in default hereunder, additional audits may be conducted during the continuance of such default). If any such examination reveals any inaccuracy in any statement or charge, the necessary adjustments in such statement or charge and the payments necessitated thereby shall be made within 60 Days after resolution of the inaccuracy. This provision of this Agreement will survive any termination of this Agreement for the later of (a) a period of 24 Months from the end of the Year in which the date of such termination occurred or (b) until a dispute initiated within the 24 Month period is finally resolved, in each case for the purpose of such statement and payment objections.


Article 11
Remedies


Section 11.1 <u>Suspension of Performance; Temporary Release from Dedication</u>.

(a) <u>Suspension by Midstream Co as Remedy for Payment Default</u>. If Producer fails to pay any invoice rendered under <u>Article 10</u>, such failure is not due to a good faith dispute by Producer in accordance with <u>Section 10.2(b)</u> and such failure is not remedied within 5 Business Days after Producer's receipt of written notice of such failure from Midstream Co, Midstream Co shall have the right, at its sole discretion, to (i) suspend performance (including withholding any payments that are owed by Midstream Co to Producer, and such withheld amounts shall not be subject to setoff under <u>Section 10.1(e)</u>) under this Agreement until such amount, including interest at the Interest Rate, is paid in full or (ii) continue performing the Services under this Agreement, and, acting in a commercially reasonable manner, sell any Product delivered by Producer to the Receipt Points on Producer's behalf, and use the proceeds therefrom to reimburse Midstream Co for any amounts due and owing to Midstream Co, and, at Producer's election, either (y) remit any excess amounts received under such sale to Producer or (z) reduce the Services Fee due from Producer to Midstream Co for the following Month by the amount of such excess.

Texas Produced Water Services Agreement

(b) <u>Additional Suspensions as Remedies</u>. If a Party fails to perform or comply with any material warranty, covenant or obligation (other than as provided in <u>Section 11.1(a)</u> or <u>Section 2.4(a)(i)</u>) contained in this Agreement and such failure has not been remedied within 60 Days after its receipt of written notice from the other Party of such failure, then the non-defaulting Party shall have the right to suspend performance of its obligations under this Agreement that are affected by such failure or non-compliance (including withholding any payments that are owed to the other Party, and such withheld amounts shall not be subject to netting or setoff under <u>Section 10.1(e)</u>); provided that Producer may not withhold any payments that are owed to Midstream Co for Services actually performed by Midstream Co. Original Producer's failure to accurately track, calculate and timely provide support of the total Net Acres sold pursuant to <u>Section 16.2(b)(ii)</u> shall constitute a material breach of Original Producer's obligations hereunder.

(c) <u>Specific Performance and Declaratory Judgments</u>. Damages in the event of breach of this Agreement by a Party hereto may be difficult, if not impossible, to ascertain. Therefore, each Party, in addition to and without limiting any other remedy or right it may have, will have the right to seek a declaratory judgment and will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the Parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any Party from pursuing any other rights and remedies at law or in equity that such Party may have.

Section 11.2 <u>No Election</u>. In the event of a default by a Party under this Agreement, the other Party shall be entitled in its sole discretion to pursue one or more of the remedies set forth in this Agreement, or such other remedy as may be available to it under this Agreement, at Law or in equity, subject, however, to the limitations set forth in <u>Section 11.3</u> and <u>Article 15</u>. No election of remedies shall be required or implied as the result of a Party's decision to avail itself of a remedy under this Agreement.

Section 11.3 <u>DIRECT DAMAGES</u>. A PARTY'S DAMAGES RESULTING FROM A BREACH OR VIOLATION OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR CONDITION CONTAINED IN THIS AGREEMENT OR ANY ACT OR OMISSION ARISING FROM OR RELATED TO THIS AGREEMENT SHALL BE LIMITED TO ACTUAL DIRECT DAMAGES AND SHALL NOT INCLUDE ANY OTHER LOSS OR DAMAGE, INCLUDING INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, PRODUCTION, OR REVENUES, AND EACH PARTY RELEASES THE OTHER PARTY FROM ALL SUCH CLAIMS FOR LOSS OR DAMAGE OTHER THAN ACTUAL DIRECT DAMAGES; *PROVIDED* THAT THIS LIMITATION TO DIRECT DAMAGES SHALL NOT LIMIT THE PARTIES' INDEMNIFICATION OBLIGATIONS UNDER <u>Section 3.5(c)</u>, <u>Section 7.3</u>, AND <u>Article 15</u>.

Texas Produced Water Services Agreement

Article 12
Force Majeure

Section 12.1 <u>Force Majeure</u>. If either Midstream Co or Producer is rendered unable by an event of Force Majeure to carry out, in whole or part, its obligations under this Agreement and such Party gives notice (which notice may initially be delivered orally so long as written notice is delivered as soon as reasonably practicable thereafter) and reasonably full details of the event (including the nature, extent, effect, and likely duration of the event or circumstances constituting the Force Majeure event) to the other Party as soon as practicable after the occurrence of the event, then, during the pendency of such Force Majeure, but only during that period, the obligations of the Party affected by the event shall be canceled or suspended, as applicable, to the extent required; *provided*, *however*, that notwithstanding anything in the foregoing to the contrary, no Party shall be relieved from any indemnification obligation or any obligation to make payments, as the result of Force Majeure, regardless of which Party is affected; *provided further* that if the Force Majeure impacts only a particular Facility Segment or Individual System, then the suspension of obligations described in this sentence shall apply only to the applicable Facility Segment or Individual System and not to the obligations owing in connection with the rest of the System. The Party affected by Force Majeure shall use commercially reasonable efforts to remedy the Force Majeure condition with all reasonable dispatch, shall give notice to the other Party of the termination of the Force Majeure, and shall resume performance of any suspended obligation promptly after termination of such Force Majeure.

Section 12.2 <u>Extension Due to Force Majeure</u>. If a Party is unable to meet any deadline set forth herein as a result of a Force Majeure, then provided that such Party complies with the provisions of Section 12.1, such deadline shall be extended for a period of time equal to the period of time during which such Party is delayed due to the Force Majeure.

Article 13
Change in Law; Uneconomic Service

Section 13.1 <u>Changes in Applicable Law</u>.

(a) If any new Laws are enacted or amended or any new interpretations in respect of previously existing Laws are issued after the Effective Date that require Midstream Co to make capital expenditures with respect to the System, then Midstream Co may propose an increase to the applicable Individual Fee as may be necessary or appropriate to preserve and continue for the Parties the rights and benefits originally contemplated for the Parties by this Agreement; *provided, however*, that no increase to the applicable Individual Fee pursuant to this <u>Section 13.1</u> shall be applicable unless and until, in the reasonable judgment of Midstream Co, Midstream Co would be required to make capital expenditures with respect to the System in order to comply with such new Law that materially and adversely affects the economics of the Services provided, fees received, or the other economic benefits of this Agreement for Midstream Co.

(b) Producer shall accept or reject, in its sole discretion, Midstream Co's proposed increase to the Individual Fee within 30 Days after receiving such proposal from Midstream Co. If Producer fails to provide notice of such acceptance or rejection within such 30-Day period,

Texas Produced Water Services Agreement

then Producer shall be deemed to have accepted such increase. If Producer rejects the amount of the proposed increase, then Midstream Co shall release the Wells, Separator Facilities, Receipt Points, Spacing Units, and Dedicated Production that would have been affected by such increase in accordance with Section 2.4(a)(viii). The Parties will amend, update, or revise the applicable Agreement Addendum in accordance with this Agreement to reflect any changes in the applicable Individual Fees agreed to in accordance with this Section 13.1.

(c) Producer and Midstream Co shall use their commercially reasonable efforts to comply with new and amended applicable Laws and new interpretations of existing Laws.

Section 13.2 <u>Unprofitable Operations and Rights of Termination</u>.

(a) <u>Cessation of Services</u>. If, in the sole discretion of Midstream Co, (x) the gathering of Product from any Wells, Separator Facilities or Receipt Points, (y) the delivery of Product to any Delivery Points or (z) the provision of any other Service under this Agreement, is or becomes uneconomical due to its volume, quality, or for any other cause, then Midstream Co shall not be obligated to provide the applicable Services so long as such condition exists.

(i) If Midstream Co suspends Services under this Section 13.2(a) as a result of Producer's (A) negligence, willful misconduct, or breach of this Agreement, (B) delivery of Product that fails to meet the quality specifications required by Section 7.1, or (C) execution of a plan of development that deviates from the then-applicable Development Report, then Midstream Co may resume providing such Services at any time, upon two months' advance written notice delivered to Producer, and the affected Wells, Separator Facilities, Receipt Points and Dedicated Production shall only be permanently released as a result of suspension under this clause by mutual agreement of the Parties under Section 2.4(a)(iv).

(ii) If Midstream Co suspends Services under this Section 13.2(a) for any reason other than as specified in clause (i) above and (x) such suspension continues for six consecutive Months or (y) Midstream Co delivers notice to Producer that such suspension shall be permanent, then the applicable Wells, Separator Facilities, Receipt Points, Spacing Units and Dedicated Production shall be permanently released as specified in Section 2.4(a)(ix).

(b) <u>Election not to Expand System</u>. If Midstream Co determines, in its discretion, that an expansion of the Individual System to satisfy the needs of Producer, as described in Section 3.2 hereof, would be uneconomical, then Midstream Co shall neither be obligated to undertake such expansion nor to provide the applicable Services. Producer shall be entitled to a release of the applicable Planned Wells, Planned Separator Facilities and Dedicated Production pursuant to Section 2.4(a)(ix) immediately upon Midstream Co's delivery of a System Plan (marked as "Final") indicating that a requested expansion would be uneconomical pursuant Section 13.2(d).

(c) <u>Start Date of Suspension of Services</u>. Midstream Co shall cause any suspension of Services permitted by this Section 13.2 to commence on the first Day of a Month and not on any other Day.

Texas Produced Water Services Agreement

(d) <u>Supporting Documentation and Management Discussions</u>. As soon as Midstream Co determines that an expansion of the Individual System will not be economic or that continuing to provide Services at existing facilities has been rendered uneconomic, Midstream Co shall communicate the same to Producer.

(i) With respect to existing facilities, such notice shall be delivered to Producer at least 180 Days in advance of any proposed curtailment under this <u>Section 13.2</u> and such notice shall be accompanied by documentation supporting its claim that certain Services have become uneconomical. Commencing on the date on which such notice is delivered and continuing for 180 Days, Midstream Co shall participate in Meetings of Senior Management if so requested by Producer, so long as such Meetings of Senior Management are scheduled at mutually agreeable times and locations, in order to negotiate a transition of Services that will not materially adversely affect Producer. Such discussions may include the following matters and such other matters aimed at ameliorating the detrimental effects of Midstream Co ceasing to provide Services: (A) purchase by Producer from Midstream Co of the pipe, rights of way or other assets necessary for the types of services that otherwise would have been performed under this Agreement, (B) a continuation of the provision of Services hereunder by Midstream Co for a period of time longer than the 180 Days required hereby in order to permit Producer sufficient time to take over operations or find an alternate midstream service provider and (C) adjustments to the Development Plan or rework certain Wells in order to address the concerns of Midstream Co with respect to providing Services thereto. In no event shall Midstream Co's obligation to be available for Meetings of Senior Management create an obligation on Midstream Co to continue providing services past the 180 Days required hereby, and Midstream Co is under no obligation to agree to any amendments to this Agreement or modifications to the Services provided in order to accommodate requests of Producer during such negotiations. However, both Parties have an obligation to negotiate in good faith during such discussions.

(ii) With respect to planned facilities, Midstream Co shall indicate that providing Services to Planned Wells or Planned Separator Facilities is uneconomical by failing to include the necessary expansion projects in the applicable System Plan and shall provide supporting documentation for its determination that such expansion would be uneconomical, if requested by Producer. If Midstream Co delivers a System Plan (marked as "Final") describing the necessary expansion projects, such delivery shall be deemed to be a commitment by Midstream Co to complete such expansion without exercising its rights under <u>Section 13.2(b)</u>, so long as conditions (including anticipated throughput, pricing, the ability to obtain rights-of-way, Producer's continued execution of the Development Report, and any other factors deemed material by Midstream Co) do not materially change; *provided, however* that upon the initiation of Services through such expansion project or through a component part of such expansion project, such expansion (or applicable portion thereof) shall be considered "existing facilities" for purposes of this <u>Section 13.2</u> and Midstream Co shall have all of the rights set forth herein with respect to existing facilities that become uneconomical. Nothing in this <u>Section 13.2(d)</u> shall give Producer a right to consent to a suspension under this <u>Section 13.2</u>.

Texas Produced Water Services Agreement

(e) No Obligation to Drill or Operate. Without limiting the right of Producer to revise the Development Report to eliminate any proposed Wells or Separator Facilities, nothing herein shall be construed to require Producer to drill any Well, to continue to operate any Well, to place any new Separator Facility into service or to maintain the operation of any Separator Facility that a prudent operator would not in like circumstances drill or continue to operate.


Article 14
Reserved

Article 15
Indemnification and Insurance


Section 15.1 Reciprocal Indemnity. To the fullest extent permitted by applicable Law and except as otherwise set forth in Section 3.5(c) and Section 7.3:

(a) Producer Indemnification. Producer shall release, protect, defend, indemnify and hold harmless Midstream Co Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Producer or any member of Producer Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF MIDSTREAM CO GROUP OR ANY OTHER PERSONS.

(b) Midstream Co Indemnification. Midstream Co shall release, protect, defend, indemnify and hold harmless Producer Group from and against all Losses directly or indirectly arising out of or in connection with bodily injury, death, illness, disease, or loss or damage to property of Midstream Co or any member of Midstream Co Group in any way arising out of or relating to this Agreement, directly or indirectly. THIS RELEASE, DEFENSE AND INDEMNITY OBLIGATION SHALL APPLY REGARDLESS OF FAULT OF PRODUCER GROUP OR ANY OTHER PERSONS.

(c) Regardless of Fault. AS USED IN THE PRECEDING TWO SUBCLAUSES, THE PHRASE "REGARDLESS OF FAULT" SHALL MEAN, WITH RESPECT TO ANY LOSS THAT IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, OR OTHERWISE), STRICT LIABILITY, OR OTHER FAULT, OF ANY MEMBER OF MIDSTREAM CO GROUP OR THE PRODUCER GROUP, WITHOUT REGARD TO THE CAUSE OR CAUSES THEREOF AND WITHOUT LIMITATION OF SUCH LOSS AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

Section 15.2 Indemnification Regarding Third Parties. Each Party shall release, protect, defend, indemnify and hold the other Party harmless against any Loss by a Third Party that is not a member of the Producer Group or Midstream Co Group, to the extent such Loss (a) is caused by the negligence or willful misconduct of said indemnifying Party or such Party's Group, or (b) in the case of Producer as indemnifying Party, results from claims by a Third Party of title, rights, or encumbrances in or to Product delivered by Producer to a Receipt Point.

Texas Produced Water Services Agreement

Section 15.3 <u>Penalties</u>. Producer shall release, protect, defend, indemnify, and hold harmless Midstream Co from any Losses resulting from penalties imposed by a Downstream Facility in any transportation contracts or service agreements associated with, or related to, Producer's owned or Controlled Product.

Section 15.4 <u>Insurance</u>. Midstream Co and Producer shall (a) carry and maintain no less than the insurance coverage set forth in <u>Exhibit D</u>, and (b) cause such insurance to be (i) the primary coverage without any right of contribution from any other insurance held by the other Party to the extent of the insured Party's indemnification obligations hereunder, and (ii) written and endorsed to include waivers of all subrogation rights of the insurers against Midstream Co and its Group (in the case of Producer's insurance) or Producer and its Group (in the case of Midstream Co's insurance). Unless Producer is Original Producer, Producer shall also cause the insurance carried and maintained by it pursuant to this <u>Section 15.4</u> to be endorsed to name Midstream Co and its Group as additional insureds or provide blanket additional insured status that covers Midstream Co and its Group as additional insureds, except in the case of worker's compensation insurance. Any insurance provided by OpCo on behalf of Midstream Co that comports with this <u>Section 15.4</u> shall be deemed to satisfy these requirements.


Article 16
Assignment


Section 16.1 <u>Assignment of Rights and Obligations under this Agreement</u>.

(a) <u>Assignment</u>. Except as specifically otherwise provided in this Agreement, no Party shall have the right to assign its rights and obligations under this Agreement (in whole or in part) to another Person except with the prior consent of Midstream Co (in the case of an assignment by Producer) or Producer (in the case of an assignment by Midstream Co), which consent may be withheld at such Party's sole discretion. Notwithstanding the foregoing, Producer may assign its rights and obligations under this Agreement to any Person to whom Producer assigns or transfers an interest in any of the Dedicated Properties insofar as this Agreement relates to such Dedicated Properties without the consent of Midstream Co; *provided* that (A) such Person assumes in writing the obligations of Producer under this Agreement insofar as it relates to the portion of the Dedicated Properties so assigned or transferred, such writing shall take the form of an Agreement Addendum, executed by the applicable Midstream Co and the Producer Assignee (and others, if appropriate) and such writing shall be recorded in the real property records of the counties in which the Dedication Area is located, (B) such assignment is made subject to this Agreement, (C) if such assignment or transfer is made to an Affiliate of Producer, the Original Producer shall not be released from any of its obligations under this Agreement, and (D) if such transfer or assignment is to a Producer Assignee (a "<u>Third Party Assignment</u>"): (1) the Original Producer shall be released from its obligations under this Agreement with respect to the Dedicated Properties so assigned or transferred, (2) at least thirty (30) Days prior to the closing date of the Third Party Assignment (or, if the period between signing and closing is less than thirty (30) Days, as early as possible and in no event less than two Business Days prior to the closing of the Third Party Assignment), Producer shall cause the proposed Producer Assignee to deliver an updated Development Report to Midstream Co and (3) prior to or on the closing date of the Third Party Assignment, the Producer Assignee shall deliver to Midstream Co (x) a copy of the writing pursuant to which the Third Party Assignment is occurring, and (y) documentation of any Conflicting Dedication affecting any Product of the Producer Assignee that would otherwise be considered Dedicated Production.

Texas Produced Water Services Agreement

(b) Notice; Binding Effect. Within 30 Days prior to the date of execution of a permitted assignment by Producer, Producer shall give Midstream Co notice of any assignment of this Agreement or Dedicated Properties. Midstream Co shall give Producer written notice of any assignment of this Agreement within 30 Days after the date of execution of such permitted assignment. This Agreement shall be binding upon and inure to the benefit of the respective permitted successors and assigns of the Parties. Any attempted assignment made without compliance with the provisions set forth in this Section 16.1 shall be null and void *ab initio*.

(c) Releases not Assignments. Any release of any of the Dedicated Properties from the Dedications pursuant to Section 2.4 shall not constitute an assignment or transfer of such Dedicated Properties for the purposes of this Article 16.

Section 16.2 Pre-Approved Assignments.

(a) Each Party shall have the right without the prior consent of the others to (i) mortgage, pledge, encumber or otherwise impress a lien or security interest upon its rights and interest in and to this Agreement, and (ii) make a transfer pursuant to any security interest arrangement described in (i) above, including any judicial or non-judicial foreclosure and any assignment from the holder of such security interest to another Person.

(b) Original Producer (but not any subsequent Producer) may Transfer Dedicated Properties free of the terms, conditions and obligations of this Agreement in a Transfer:

(i) where such Transfer is an exchange of undeveloped Dedicated Properties (the "Outbound Acreage") for properties of a Third Party located in the Dedication Area, which such properties become subject to the Dedications under this Agreement; provided that Producer shall reimburse Midstream Co in full for all actual costs and expenses incurred by Midstream Co to install, build, construct, or otherwise place into service infrastructure for the Outbound Acreage, so long as Midstream Co had informed Producer of its intention to install, build, construct or otherwise place into service the applicable infrastructure by inclusion of the same in a System Plan delivered prior to the closing of the applicable Transfer; or

(ii) where such Transfer (x) is not of the type described in Section 16.2(b)(i), (y) pertains solely to Dedicated Properties outside of the boundary shown on Annex A to Midstream Addendum 07, and (z) would not cause the number of Net Acres of Dedicated Properties Transferred pursuant to this Section 16.2(b)(ii) during the Term of this Agreement, on an aggregate basis, to exceed 3,500 Net Acres. Original Producer shall be responsible for tracking the total acreage sold under this Section 16.2(b)(ii) and the number of Net Acres Transferred beginning on the Effective Date and continuing through the end of the Term and shall, upon request of Midstream Co, provide evidence supporting Original Producer's calculation thereof.

Section 16.3 Change of Control. Except as provided in Section 16.1, nothing in this Article 16 shall prevent Producer's members or owners from transferring their respective

- 45 -

Texas Produced Water Services Agreement

interests (whether equity or otherwise and whether in whole or in part) in Producer and nothing in this <u>Article 16</u> shall prevent Midstream Co's members or owners from transferring their respective interests (whether equity or otherwise and whether in whole or in part) in Midstream Co. However, if a change of control of a Party gives rise to a reasonable basis for insecurity on the part of the other Party, such change of control may be the basis for a request of Adequate Assurance of Performance. Each member or owner of Producer or Midstream Co, as applicable, shall have the right to assign and transfer such member's or owner's interests (whether equity or otherwise and whether in whole or in part) in Producer or Midstream Co, as applicable, without restriction contained in this Agreement.


Article 17
Other Provisions


Section 17.1 <u>Relationship of the Parties</u>. The execution and delivery of an Agreement Addendum shall create a binding agreement between the Parties signatory thereto, consisting of the terms set forth in such Agreement Addendum together with the terms set forth in these Agreement Terms and Conditions. The signatories of one Agreement Addendum shall not be bound to or otherwise in privity of contract with the signatories of any other Agreement Addendum, and the execution and delivery of each Agreement Addendum shall form a separate and distinct contract. This Agreement shall not be deemed or construed to create, a partnership, joint venture or association or a trust between Producer and Midstream Co or the persons party to any other Agreement Addendum. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries.

Section 17.2 <u>Notices</u>. Unless otherwise specified in the applicable provision, all notices, consents, approvals, requests, and other communications required or permitted to be given under this Agreement shall be in writing and delivered personally, or sent by bonded overnight courier, mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, return receipt requested, or, except in the case of notices of breach or default, sent by electronic mail (including with a PDF of the notice or other communication attached), in each case, addressed (i) if to Producer, at the address set forth on the applicable Agreement Addendum and (ii) if to Midstream Co, at the address set forth on the applicable Agreement Addendum; *provided* that in the case of any notice by electronic mail, such notice is confirmed by communication via another method permitted by this <u>Section 17.2</u>. Any notice, consent, approval, request, or other communication ("<u>Communications</u>") given in accordance herewith shall be deemed to have been given when (a) actually received or rejected by the addressee in person or by courier, (b) (*reserved*), or (c) actually received or rejected by the addressee upon delivery by overnight courier or United States Mail, as shown in the tracking report or return receipt, as applicable. Communications may not be transmitted by electronic mail, except for ordinary course business communications that shall be deemed to be received, if transmitted during normal business hours on such Business Day, or if transmitted after normal business hours, on the next Business Day. Any Person may change their contact information for notice by giving notice to the other Party in the manner provided in this <u>Section 17.2</u>.


- 46 -



Texas Produced Water Services Agreement


Section 17.3 <u>Entire Agreement; Conflicts</u>. This Agreement (consisting of these Agreement Terms and Conditions and the applicable Agreement Addendum) constitutes the entire agreement of Producer and Midstream Co pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of Producer and Midstream Co pertaining to the subject matter hereof. There are no warranties, representations, or other agreements between Producer and Midstream Co relating to the subject matter hereof except as specifically set forth in this Agreement, including the exhibits hereto, and no Party shall be bound by or liable for any alleged representation, promise, inducement, or statements of intention not so set forth.

Section 17.4 <u>Waivers; Rights Cumulative</u>. Any of the terms, covenants, or conditions hereof may be waived only by a written instrument executed by or on behalf of the Person waiving compliance. No course of dealing on the part of any Party, or their respective officers, employees, agents, or representatives, nor any failure by a Party to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term or covenant contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term or covenant. The rights of Producer and Midstream Co under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

Section 17.5 <u>Amendment</u>.

(a) This Agreement may be amended only by an instrument in writing executed (except as otherwise set forth in this <u>Section 17.5</u>) by Producer and Midstream Co and expressly identified as an amendment or modification.

(b) In the event of a conflict between (i) these Agreement Terms and Conditions or any exhibit to this agreement, on the one hand, and (ii) an applicable Agreement Addendum, on the other, the applicable Agreement Addendum shall control.

Section 17.6 <u>Governing Law; Arbitration</u>. This Agreement shall be governed by and construed in accordance with the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction. Any dispute, controversy, or claim arising out of or relating to this Agreement shall be finally settled by arbitration in accordance with the CPR Institute for Dispute Resolution Rules for Non-Administered Arbitration then in effect (the "Rules") by a sole arbitrator appointed in accordance with the Rules. The arbitrator is not empowered to award consequential, indirect, special, punitive or exemplary damages, and each Party irrevocably waives any damages in excess of actual damages. Arbitration shall be held in the English language in the State, and the decision of the arbitration panel shall include a statement of the reasons for such decision, and the award shall be final and binding on Producer and Midstream Co. Awards shall be final and binding on Producer and Midstream Co from the date they are made and judgment upon any award may be entered in any court having jurisdiction. The arbitrator shall apply the laws of the State, excluding any conflicts of law rule or principle that might refer construction of such provisions to the laws of another jurisdiction.

Texas Produced Water Services Agreement

Section 17.7 <u>Parties in Interest</u>. Except for parties indemnified hereunder, nothing in this Agreement shall entitle any Person other than the Parties to any claim, cause of action, remedy or right of any kind.

Section 17.8 <u>Preparation of Agreement</u>. The Parties and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

Section 17.9 <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, Producer and Midstream Co shall negotiate in good faith to modify this Agreement so as to effect the original intent of Producer and Midstream Co as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. A ruling of invalidity, illegality or unenforceability as to one Agreement shall only be applicable to that Agreement, not all the Agreements covered by these Agreement Terms and Conditions.

Section 17.10 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by electronic mail shall be deemed an original signature hereto; provided that the originals of any such electronically provided signatures shall be provided by the signatory, if requested by the other Party within a week of exchanging signatures.

Section 17.11 <u>Confidentiality</u>. All data and information exchanged by the Parties (other than the terms and conditions of this Agreement) and all pricing terms shall be maintained in strict and absolute confidence and no Party shall disclose, without the prior consent of the other Parties, any such data, information or pricing terms unless the release thereof is required by Law (including any requirement associated with an elective filing with a Governmental Authority) or the rules or regulations of any stock exchange on which any securities of the Parties or any Affiliates thereof are traded. Nothing in this Agreement shall prohibit the Parties from disclosing whatever information in such manner as may be required by Applicable Law; nor shall any Party be prohibited by the terms hereof from disclosing information acquired under this Agreement to any financial institution or investors providing or proposing financing to a Party or to any Person proposing to purchase the equity in any Party or the assets owned by any Party. Notwithstanding the foregoing, the restrictions in this <u>Section 17.11</u> will not apply to data or information that (i) is in the possession of the Person receiving such information prior to disclosure by the other Party, (ii) is or becomes known to the public other than as a result of a breach of this Agreement or (iii) becomes available to a Party a non-confidential basis from a source other than the other Party, *provided* that such source is not bound by a confidentiality agreement with, or other fiduciary obligations of confidentiality to, the other Party. This Section will survive any termination of this Agreement for a period of 24 Months from the end of the Year in which the date of such termination occurred.

Texas Produced Water Services Agreement

Article 18
Pipeline Unavailability

Section 18.1 <u>Effectiveness; Pipeline Unavailability</u>. The Parties agree that this Article 18 shall be effective as of the Trucked Water Services Commencement Date.

(a) It is the intention of the Parties to use the Individual System for all Dedicated Production. To accommodate operational upsets and periods of increased flow (such as the occurrence of Pre-Connection Water during the Pre-Connection Period), the Parties have agreed under <u>Section 2.3(b)</u> that, during Pipeline Unavailability, Producer shall elect to either (i) exercise the Trucking Election or (ii) cease producing Dedicated Production until the end of the Pipeline Unavailability, as provided in <u>Section 18.2</u>. To the extent Producer exercises its Trucking Election, this <u>Article 18</u> shall govern with respect to the Trucked Volumes and the other matters set forth herein, rather than <u>Articles 4</u>, <u>7</u> (other than <u>Section 7.3</u> as it applies to Trucked Volumes delivered to a SWD Trucking Facility that fail to meet the quality requirements of <u>Section 18.3(d)</u>) and <u>9</u> and <u>Sections 5.1</u>, <u>5.2</u>, <u>5.3</u>, <u>5.4</u>, and <u>5.6</u>.

(b) The Parties agree that during Pipeline Unavailability, Producer shall not have the right to temporary services under <u>Sections 3.3(a)</u> and <u>3.3(b)</u> of the Agreement or to a temporary release under <u>Section 2.4(b)(ii)</u> of the Agreement except to the extent that Midstream Co fails to provide Trucked Water Services.

(c) If Midstream Co fails to connect a Well or a Separator Facility to the Individual System by the On-Line Deadline, Producer may exercise its Trucking Election for the duration of the resulting Pipeline Unavailability, rather than exercising its right to a permanent release under <u>Section 2.4(a)(i)</u> and <u>Section 2.4(a)(ii)</u>. If Midstream Co fails to connect a Well or Separator Facility to the Individual System by the On-Line Deadline, but prior to such On-Line Deadline, the Parties have agreed that the connection of the Well or Separator Facility did not need to occur until after Pre-Connection Water has started flowing, then the resulting Pipeline Unavailability shall not entitle Producer to a permanent release under <u>Section 2.4(a)(i)</u> and <u>Section 2.4(a)(ii)</u> until such time as the agreed upon connection date has passed.

Section 18.2 <u>Exercise of Trucking Election</u>.

(a) If Producer expects a Well or Separator Facility to be completed prior to its connection to the Individual System, resulting in a Pipeline Unavailability, Producer shall give Midstream Co at least 72 hours' advance notice that Dedicated Production is expected to be produced from the applicable Well or available at the applicable Separator Facility. After the applicable Well or Separator Facility is connected to the Individual System, following the Trucked Water Services Commencement Date, Midstream Co shall deliver notice to Producer of any Pipeline Unavailability pursuant to <u>Section 5.5</u>.

(b) Once Producer or Midstream Co, as applicable, has delivered notice to the other Party that a Pipeline Unavailability is expected (or has occurred), Producer will inform Midstream Co whether Producer elects to exercise its Trucking Election or to cease producing

Dedicated Production until the end of the Pipeline Unavailability. If Producer exercises the Trucking Election during the Pre-Connection Period, Producer shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility at its sole cost and expense until the end of the Pre-Connection Period. At all other times during a Pipeline Unavailability, including when Pre-Connection Water is occurring after the expiration of the Pre-Connection Period, Midstream Co shall coordinate with the water hauling trucks and arrange for transportation of the Dedicated Production to the SWD Trucking Facility as part of the Trucked Water Services unless Producer has elected to cease producing Dedicated Production.

Section 18.3 <u>Delivery of and Title to Trucked Volumes</u>.

(a) <u>Trucked Water Services Obligation</u>. Upon the exercise of a Trucking Election, Midstream Co shall cause an Approved SWD Vendor to accept delivery of, take title to, store, handle and dispose of Dedicated Production that is delivered by truck to a SWD Trucking Facility. Upon the exercise of a Trucking Election, Midstream Co may, in its sole discretion, also accept delivery of, take title to, store, handle and dispose of other Product delivered by truck to a SWD Trucking Facility. The volumes that are actually delivered by truck shall be referred to as "<u>Trucked Volumes</u>".

(b) <u>Consistent Volumes</u>. The Trucked Volumes delivered to the applicable SWD Trucking Facility shall be at a rate of delivery that is as uniform as reasonably possible in accordance with Producer's drilling, completion, and frac schedule.

(c) <u>Title and Custody</u>. Title to and risk of loss to the Trucked Volumes and all contents thereof shall pass from Producer to Approved SWD Vendor when delivered into Approved SWD Vendor's storage tanks at the SWD Trucking Facility, unless the Parties otherwise agree in writing.

(d) <u>Quality</u>. Producer represents and warrants that all Trucked Volumes delivered to an Approved SWD Vendor may lawfully be disposed of in Class II disposal wells. Midstream Co's performance of Trucked Water Services for any Trucked Volumes that do not meet such requirement shall not relieve Producer from any liability for Producer's breach of the foregoing representation and warranty nor serve as a waiver of any rights or remedies available to Midstream Co therefor.

(e) <u>Prohibition on Skimming</u>. The Party that coordinates the water hauling trucks shall direct the Transporter not to skim, transfer, sell, or otherwise remove hydrocarbons or Trucked Volumes from trucks after receipt by such Transporter and prior to such Trucked Volumes being received by the Approved SWD Vendor. If the Approved SWD Vendor alleges that the Trucked Volumes delivered appear to have been handled in a manner inconsistent with the foregoing sentence, Producer shall corporate with Midstream Co and the Approved SWD Vendor in a review and analysis and, if required by the Approved SWD Vendor, take corrective action in a timely manner. If Transporters engaged by Producer fail to comply with the directions received, then Midstream Co may direct Producer to use a different Transporter.

- 50 -

Texas Produced Water Services Agreement

Section 18.4 <u>Unavailability of a SWD Trucking Facility</u>. If for any reason there is a disruption of receipts at the SWD Trucking Facility, the Parties shall work in good faith to find a mutually agreeable resolution. If for any reason Midstream Co receives reimbursements in respect of trucking as a result of an originally scheduled SWD Trucking Facility being unable to accept deliveries, Midstream Co shall disclose such reimbursements on the applicable invoice and pass through such reimbursements to Producer if Producer paid the costs of the applicable Transporter directly.

Section 18.5 <u>Testing; Non-Conforming Product</u>. If requested by Midstream Co, Producer shall obtain water samples for analyses and retain appropriate qualified personnel to conduct analyses following methodologies considered appropriate in the industry or shall permit Midstream Co to obtain such samples.

Section 18.6 <u>Producer's Grant of Access</u>. Producer hereby grants to Midstream Co, and shall grant to each Transporter, without warranty of title, either express or implied, to the extent that it may lawfully and is contractually permitted to do so without the incurrence of additional expense, the rights of ingress and egress with respect to, and the right to access, all lands constituting Dedicated Properties for the purposes of (a) transporting Trucked Volumes, and (b) obtaining water samples as described in <u>Section 18.5</u>.

Section 18.7 <u>Information</u>. Producer agrees that information it supplies to Midstream Co regarding anticipated volumes of Dedicated Production and Trucked Volumes may be shared with an Approved SWD Vendor to the extent required by the applicable Approved SWD Vendor to assist in planning and operations, and Producer agrees to provide additional information regarding anticipated volumes of Dedicated Production and Trucked Volumes to the extent requested by Midstream Co in response to inquiries from an Approved SWD Vendor (so long as Midstream Co is required to deliver the requested information in order to comply with Midstream Co's contractual arrangements with such Approved SWD Vendor). Under <u>Section 3.1</u>, Midstream Co has the right to hold certain meetings with Producer, and at the request of Midstream Co, one of such meetings per year may be held in conjunction with the Approved SWD Vendor to discuss confer regarding planned activities.

Section 18.8 <u>Indemnification in Respect of Trucked Volumes</u>. Without in any way limiting any indemnification obligation otherwise set forth in the Agreement, the Parties agree that the indemnification obligations of Producer set forth in <u>Section 7.3</u> and <u>Section 15.2(b)</u> apply to Trucked Volumes delivered to a SWD Trucking Facility.

Section 18.9 <u>Invoices from Approved SWD Vendor</u>. The Party that engages the Transporter shall take all reasonable measures to ensure that the invoicing procedures that Midstream Co has negotiated with the Approved SWD Vendor are used, including notation of the geographic area to which the services pertain. Midstream Co shall provide a written copy of such procedures to Producer upon request.

<center>*(End of Agreement Terms and Conditions)*</center>

<center>- 51 -</center>

<center>*Texas Produced Water Services Agreement*</center>

EXHIBIT A
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO PRODUCED WATER SERVICES

Reserved

Exhibit A - 1

EXHIBIT B
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO PRODUCED WATER SERVICES

DOWNTIME FEE REDUCTION

Facility Segment Downtime Percentage (per Month)	Percentage Reduction of Individual First Phase Fee with respect to such Facility Segment
Greater than 4.5% and up to and including 10%	5%
Greater than 10% and up to and including 12%	10%
Greater than 12% and up to and including 15%	15%
Greater than 15%	20%

(End of Exhibit B)

Exhibit B - 1

Texas Produced Water Services Agreement

EXHIBIT C
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO PRODUCED WATER SERVICES

(Reserved)

Exhibit C - 1

EXHIBIT D
TO TEXAS AGREEMENT TERMS AND CONDITIONS
RELATING TO PRODUCED WATER SERVICES

INSURANCE

Midstream Co and Producer shall (or, in the case of Midstream Co, Midstream Co may cause OpCo to) purchase and maintain in full force and effect at all times during the Term of this Agreement, at such Party's sole cost and expense and from insurance companies that are rated (or whose reinsurers are rated) "A-VII" or better by AM Best or "BBB-" or better by Standard & Poor's or an equivalent rating from another recognized rating agency, policies providing the types and limits of insurance indicated below, which insurance shall be regarded as a minimum and, to the extent of the obligations undertaken by such Party in this Agreement, shall be primary (with the exception of the Excess Liability Insurance and Workers' Compensation) as to any other existing, valid, and collectable insurance. Each Party's deductibles shall be borne by that Party.

A. Where applicable, Workers' Compensation and Employers' Liability Insurance, in accordance with the statutory requirements of the State, and endorsed specifically to include the following:

    1. Employers' Liability, subject to a limit of liability of not less than $1,000,000 per accident, $1,000,000 for each employee/disease, and a $1,000,000 policy limit.

The Workers' Compensation and Employers' Liability Insurance policy(ies) shall contain an alternate employer endorsement.

B. Commercial General Liability Insurance, with limits of liability of not less than the following:

$2,000,000 general aggregate

$1,000,000 each occurrence, Bodily Injury or Property Damage Combined Single Limit

Such insurance shall include the following:

    1. Premises and Operations coverage.

    2. Contractual Liability covering the liabilities assumed under this Agreement.

    3. Broad Form Property Damage Liability endorsement, unless policy is written on November 1988 or later ISO form.

    4. Products and Completed Operations.

    5. Time Element Limited Pollution coverage.

Exhibit D - 1

Texas Produced Water Services Agreement

C. If applicable, Automobile Liability Insurance, with limits of liability of not less than the following:

$1,000,000 Bodily Injury or Property Damage Combined Single Limit, for each occurrence.

Such coverage shall include hired and non-owned vehicles and owned vehicles where applicable.

D. If applicable, Aircraft Liability Insurance. In any operation requiring the use or charter of aircraft or helicopters by Midstream Co or Producer, combined single limit insurance shall be carried or cause to be carried for public liability, passenger liability and property damage liability in an amount of not less than $8,000,000 per seat subject to a minimum of $20,000,000; this insurance shall cover all owned and non-owned aircraft, including helicopters, used by Midstream Co in connection with the performance of the work set forth in this Agreement.

E. Excess Liability Insurance, with limits of liability not less than the following:

Limits of Liability - $10,000,000 Occurrence/Aggregate for Bodily Injury and Property Damage in excess of the coverage outlined in Paragraphs A, B, C and D.

The limits of coverage required in this Agreement may be met with any combination of policies as long as the minimum required limits are met.

Each Party to this Agreement shall have the right to acquire, at its own expense, such additional insurance coverage as it desires to further protect itself against any risk or liability with respect to this Agreement and operations and activities under this Agreement or related thereto. All insurance maintained by or on behalf of Producer or Midstream Co shall contain a waiver by the insurance company of all rights of subrogation in favor of the other Party.

Neither the minimum policy limits of insurance required of the Parties nor the actual amounts of insurance maintained by the Parties under their insurance program shall operate to modify the Parties' liability or indemnity obligations in this Agreement.

A Party may self-insure the requirements in this Exhibit D if such Party is Controlled by Noble Energy, Inc. and, otherwise, if such Party or its parent is considered investment grade (S&P BBB- or equivalent or higher).

(End of Exhibit D)

Exhibit D - 2

Texas Produced Water Services Agreement

Exhibit 10.38

TEXAS PRODUCED WATER SERVICES AGREEMENT

AGREEMENT ADDENDUM 01

PERMIAN
CONTRACT NUMBER: BLPR01-PW

This AGREEMENT ADDENDUM 01 (this "Agreement Addendum") (a) shall be effective as among the Persons named below as "Producer" and "Midstream Co" as of the date specified below as the "Effective Date," (b) incorporates the Texas Agreement Terms and Conditions Relating to Produced Water Services (the "Agreement Terms and Conditions"), which were last amended effective as of the Effective Date, and (c) together with the Agreement Terms and Conditions, shall constitute one contract and shall be the Agreement of the Parties. Except as otherwise set forth herein (i) all terms shall have the meanings assigned to such terms in the Agreement Terms and Conditions, and (ii) all references to Exhibits, Appendices, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections and other subdivisions of or to the Agreement Terms and Conditions.

Producer desires to contract with Midstream Co for Midstream Co to provide the Services utilizing the Individual System, and Midstream Co desires to provide the Services to Producer, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements in this Agreement, Midstream Co and Producer hereby agree as follows:

Producer	Rosetta Resources Operating LP, a Delaware limited partnership
Midstream Co	Blanco River DevCo LP, a Delaware limited partnership
Parties	The term "Party" or "Parties" shall refer to Producer and Midstream Co identified in this Agreement Addendum
Effective Date	September 1, 2016

Agreement Addendum 01 – Page 1
Texas Produced Water Services Agreement
Permian

Dedication Area	The following areas within Reeves County, Texas:
	H&GNRR Block 5 H&GNRR Block 6 H&GNRR Block 13
	PSL Block C18 PSL Block C10 PSL Block C9 PSL Block C8 PSL Block C7 PSL Block C6
	T&P RR Block 51-T7 T&P RR Block 50-T7
Individual First Phase Rate	$[**]/ Barrel
Individual Second Phase Fee	[**].
Individual Disposal by Truck Fee	[**].

Notices and Payments

Notice Address – General Matters & Correspondence	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Chief Financial Officer
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: Director Revenue Accounting

Notice Address – Operational Matters	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Chief Operating Officer
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: Director Revenue Accounting
Notice Address – Force Majeure, interruptions and Pipeline Unavailability	**Midstream Co:**
	Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Chief Operating Officer
	Producer:
	Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: Director Revenue Accounting

Notice Address – Invoicing Matters	**Midstream Co:** Midstream Co c/o Noble Midstream Services, LLC 1001 Noble Energy Way Houston, TX 77070 Attention: Senior Accountant **Producer:** Rosetta Resources Operating LP c/o Noble Energy, Inc. 1001 Noble Energy Way Houston, TX 77070 Attention: Director Revenue Accounting
Payments by Electronic Funds Transfer	**Midstream Co:** ABA for wire: To be provided in writing prior to commencing Services ABA for ACH: To be provided in writing prior to commencing Services Account Number: 880285205 Account Name: Blanco River DevCo LP Financial Institution: JP Morgan Bank Swift: CHASUS33 **Producer:** ABA/Routing Number: 021000021 Account Number: 700628402 Account Name: Rosetta Resources Operating LP Financial Institution: JPMorgan Chase – New York Bank Swift: CHASUS33

<p align="center">(End of Agreement Addendum 01)</p>

<p align="center">Agreement Addendum 01 – Page 4
Texas Produced Water Services Agreement
Permian</p>

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement in duplicate originals to be effective as of the Effective Date.

"Producer"

ROSETTA RESOURCES OPERATING LP

      BY: ROSETTA RESOURCES OPERATING GP, LLC,
      its general partner

By: /s/ Charles J. Rimer
Name: Charles J. Rimer
Title: President

STATE OF COLORADO	)
	) ss.
COUNTY OF DENVER	)

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Charles J. Rimer as President of Rosetta Resources Operating GP, LLC, a Delaware limited liability company, acting as the general partner of Rosetta Resources Operating LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 03/17/2018

                         /s/ Christine Usher
                         Notary Public

"Midstream Co"

BLANCO RIVER DEVCO LP

By: Blanco River DevCo GP LLC
    By: Noble Midstream Services, LLC

        By: /s/ Terry R. Gerhart
        Terry R. Gerhart
        Chief Executive Officer

STATE OF TEXAS   )
) ss.
COUNTY OF HARRIS   )

The foregoing instrument was acknowledged before me this 25th day of August 2016, by Terry R. Gerhart as Chief Executive Officer of Noble Midstream Services, LLC, in its capacity as sole member of Blanco River DevCo GP LLC, in its capacity as the general partner of Blanco River DevCo LP, a Delaware limited partnership.

WITNESS my hand and official seal.

My commission expires: 05/05/2018

                                /s/ Joanne Garner
                                Notary Public

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER   , 2016

Registration No. 333-207560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOBLE MIDSTREAM PARTNERS LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**4932**	**47-3011449**
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

John F. Bookout, IV
Chief Financial Officer
1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

G. Michael O'Leary	**Douglas E. McWilliams**
George Vlahakos	**Julian J. Seiguer**
Andrews Kurth LLP	**Vinson & Elkins L.L.P.**
600 Travis, Suite 4200	**1001 Fannin St., Suite 2500**
Houston, Texas 77002	**Houston, Texas 77002**
(713) 220-4200	**(713) 758-2222**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Subject to Completion, September   , 2016

PROSPECTUS



Noble Midstream Partners LP

12,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Noble Midstream Partners LP. We were formed by Noble Energy, Inc., or Noble, and no public market currently exists for our common units. We are offering 12,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. Our common units have been approved for listing on the New York Stock Exchange under the symbol "NBLX." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder at the time of any requested certification in the future, your common units may be subject to redemption.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 27.

These risks include the following:

*   We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.

*   We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

*   Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

*   Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

*   There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

*   Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

*   Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public...	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to Noble Midstream Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.65% of the gross proceeds from this offering payable to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 12,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2016.

Lead Book-Running Managers

Barclays   **Baird**   **J.P. Morgan**

Prospectus dated   , 2016

TABLE OF CONTENTS

————————

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including   , 2016 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

The data included in this prospectus regarding the midstream crude oil and natural gas industry, including descriptions of trends in the market, are based on a variety of sources, including independent industry publications, government publications and other published independent sources and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management's knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete as of the dates presented.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 27 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to "Noble Midstream," the "Partnership," "we," "our," "us," or like terms, when used in a historical context, refer to Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, also referred to as "our Predecessor," and when used in the present tense or prospectively, refer to Noble Midstream Partners LP and its subsidiaries. References in this prospectus to "our general partner" refer to Noble Midstream GP LLC. References in this prospectus to "Noble" refer collectively to Noble Energy, Inc. (NYSE:NBL) and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

Noble Midstream Partners LP

Overview

We are a growth-oriented Delaware master limited partnership formed by our sponsor, Noble, to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. We currently provide crude oil, natural gas, and water-related midstream services for Noble in the Denver-Julesburg, or DJ Basin, in Colorado, through long-term, fixed-fee contracts. Our areas of focus are in the DJ Basin, one of the premier liquid hydrocarbon basins in the United States, and in the Delaware Basin within the prolific Permian Basin in Texas.

Noble intends for us to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States. We have acreage dedications spanning approximately 300,000 acres in the DJ Basin (with over 265,000 dedicated acres from Noble and the balance from a third party) and approximately 40,000 acres in Reeves County in the Delaware Basin for which we are currently, or intend to, provide crude oil, natural gas, and water-related midstream services under long-term, fixed fee contracts. In addition to our existing operations and acreage dedications, Noble has granted us rights of first refusal, or ROFRs, on a combination of midstream assets retained, developed or acquired by Noble and services not already dedicated to us in the DJ Basin, Eagle Ford Shale in Texas and Delaware Basin, including approximately 85,000 additional acres in the DJ Basin, approximately 31,000 acres in Webb and Dimmit Counties in South Texas, including the Eagle Ford Shale, and approximately 40,000 acres in the Delaware Basin. Noble has also granted us a ROFR on certain future acquired acreage that is onshore in the United States outside of the Marcellus Shale. See "Business—Rights of First Refusal on Assets and Services."

We believe we are well positioned to (i) develop our infrastructure in a manner and on a timeline that will allow us to handle increasing volumes that we anticipate will result from Noble's drilling programs on these dedicated properties, and (ii) attract third-party customers in the DJ Basin, Delaware Basin and future areas of operation as we continue to expand our existing and build out new midstream systems and facilities. During the second quarter of 2016, we secured our first third party customer in the DJ Basin with an approximately 33,000 net acre dedication for crude oil gathering and water services through a series of long-term, fee-based commercial arrangements with services expected to commence in the third quarter of 2017. We intend to

The graph below shows Noble's net DJ Basin production and drilling activity from January 1, 2010 through June 30, 2016, and demonstrates the impact that the horizontal drilling program has had on Noble's DJ Basin production. A number of factors impact Noble's production and drilling activity, including the number of drilling rigs that Noble operates on its acreage. See "Risk Factors—Risks Related to Our Business."



Our midstream operations in the DJ Basin were established in order to service Noble's growing production associated with its horizontal drilling program. Since our Predecessor's operations began in October 2013, Noble's overall horizontal production in the DJ Basin has grown from an average of 64 net Mboe/d for the three months ended December 31, 2013 to 92 net Mboe/d for the six months ended June 30, 2016, an increase of 43%, which represents a compound annual growth rate of approximately 16% over the time period.

In the areas of the DJ Basin where Noble is focused and where we have infrastructure, Noble's combined volumes associated with its horizontal drilling program averaged nearly 61 net MBoe/d in the six months ended June 30, 2016, up 29% compared to the six months ended June 30, 2015. We provide crude oil and natural gas gathering services with respect to the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d in the six months ended June 30, 2016, up 67% compared to the six months ended June 30, 2015. For the third quarter of 2016, we expect our gathered volumes to average approximately 63.5 MBoe/d. For the six months ended June 30, 2016, our gathered volumes represented approximately 51% of Noble's DJ Basin gross horizontal production, up from approximately 30% for the six months ended June 30, 2015. Our acreage dedications from Noble along with our commercial agreements and operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin.

The graph below shows Noble's gross horizontal production in the DJ Basin from January 1, 2010 through June 30, 2016, along with our gathered volumes since our Predecessor's operations initiated in the fourth quarter of 2013. Noble's crude oil and natural gas volumes produced prior to the fourth quarter of 2013 were not connected to our assets; as Noble continues to develop its acreage in the DJ Basin and legacy production continues to decline, we anticipate that we will continue to service an increasing percentage of Noble's volumes in the DJ Basin.



NBLX Gathered Volumes and NBL DJ Basin Gross Hz. Production[1]

NBLX Gathered Volumes as % of NBL Gross Hz. Production	Q4-13	Q2-14	Q4-14	Q2-15	Q4-15	Q2-16
	20%	24%	30%	36%	49%	52%

■ NBLX Gathered Volumes   ■ NBL Hz. Volumes

1. NBL gross volumes assume 78% NBL net royalty interest.

Texas Overview

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin for crude oil and produced water services. Noble has already demonstrated improvements in well performance in the year since acquiring this acreage with the application of its unconventional completion expertise. We are working with Noble in the Delaware Basin to implement a centralized facility concept and to apply the expertise and knowledge refined over the last several years in the DJ Basin to the Delaware Basin. The infrastructure will support crude oil and produced water related services which is expected to generate revenue in the Delaware Basin by the second quarter of 2017 and coincides with the expiration or termination of existing water dedications.

The Delaware Basin has significantly evolved over the last several years with multi-bench development, completion improvements and longer laterals, transforming it into one of the most commercial basins in the US. These advancements supported economic development through the recent price cycle. For example, the Southern Delaware Basin has experienced a significant growth in activity since 2012, with monthly crude oil and natural gas production in Reeves County, Texas increasing 512% from January 2012 through April 2016 according to the Railroad Commission of Texas. As producers continue to refine horizontal drilling techniques, the Delaware Basin is expected to experience further growth with additional improvements in completion design and development optimization.

Our Assets, ROFRs and ROFOs

Through our development companies, we operate and own interests in crude oil gathering pipelines, crude oil treating facilities, natural gas gathering pipelines, a centralized gathering facility, or CGF and future assets currently under development. In the DJ Basin, we also provide Noble with water-related services that are critical to Noble's upstream operations, including the storage and distribution of fresh water for use in drilling and

- approximately 20 miles of fresh water pipelines servicing the Wells Ranch IDP that delivered an average of approximately 33,500 Bbl/d of fresh water during the six months ended June 30, 2016 (increased 661% from 4,400 Bbl/d during the first half of 2015) and storage capacity of approximately 500,000 Bbls of fresh water as of June 30, 2016.

In addition to our assets servicing the Wells Ranch IDP, the Colorado River DevCo LP owns the following assets:

- approximately 25 miles of crude oil gathering pipelines servicing the East Pony IDP, which came online in March 2015 and which had average daily throughput of approximately 20,400 Bbl/d of crude oil during the six months ended June 30, 2016; and

- the Briggsdale and Platteville crude oil treating facilities, which have an annual operating capacity of 2,740,000 Bbls and 1,825,000 Bbls, respectively.

The remainder of our assets are held by five development companies in which we own initial controlling interests in the percentages as set forth in the parentheticals below. We believe this tiered ownership structure will allow us to maintain flexibility to adjust to Noble's development decisions. The following are descriptions of our five development companies:

- Green River DevCo LP (25%) has assets located in the Mustang IDP, consisting of a fresh water storage pond with a storage capacity of approximately 230,000 Bbls of water, rights-of-way and surface rights on which we are constructing additional components of the fresh water system and on which we plan to construct crude oil, natural gas and additional water infrastructure in order to provide services under our dedications. We anticipate the first centralized facility servicing the Mustang IDP and the related gathering infrastructure to be in operation by the end of 2017.

- Blanco River DevCo LP (25%) has dedications from Noble for crude oil gathering and produced water services in the Delaware Basin. Construction of the crude oil and produced water infrastructure required to support Noble's planned development in the Delaware Basin will begin in 2016. We anticipate the gathering system and initial facility to be in operation during the second quarter of 2017.

- Laramie River DevCo LP (100%) has dedications from Noble and a third party for crude oil gathering and water services in the Greeley Crescent IDP. We are in the process of obtaining rights of way and procuring long lead items for a third party crude oil trunk line running from central Greeley Crescent to multiple downstream outlets near Platteville, CO, which will service third party dedicated acreage as well as potential Noble production on its remaining acreage within this IDP area in the future. Construction of this infrastructure will begin in 2016, and we anticipate the gathering systems to be in operation by mid-2017.

- San Juan River DevCo LP (25%) has assets in the East Pony IDP, which consist of rights-of-way, surface rights and fresh water systems consisting of approximately 9 miles of fresh water pipelines and a storage capacity of approximately 550,000 Bbls of fresh water as of June 30, 2016 and a dedication from Noble for all water services in the East Pony IDP. We currently provide produced water services through third party transportation providers and saltwater disposal facilities, and may provide additional produced water services in the future.

- Gunnison River DevCo LP (5%) has assets in the Bronco IDP, which consist of dedications from Noble for crude oil gathering and water services.

We also own a 3.33% ownership interest in White Cliffs Pipeline, L.L.C., or White Cliffs LLC, which entitles us to distributions based on our pro rata share of monthly net cash flow generated by the operation of the White Cliffs Pipeline. The White Cliffs Pipeline system consists of two 527-mile crude oil pipelines that extend

- **Pursuing accretive acquisitions from Noble**. After this offering, Noble will be the sole owner of our general partner and will own a 60.7% limited partner interest in us, consisting of 3,402,584 common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our operating assets and dedications. Noble has granted us a right of first offer, or ROFO, on its retained interests in the development companies that hold our assets and has granted us ROFRs to provide certain midstream services and to acquire certain midstream assets onshore in the United States (other than in the Marcellus Shale). We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell.

- **Attracting additional third-party business**. In addition to becoming an integral provider of midstream services for Noble's production in the DJ Basin and Delaware Basin, we intend to continue to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for additional third-party production. For example, we recently contracted with an unaffiliated third party customer in the DJ Basin through a series of commercial arrangements with expected services to commence in the third quarter of 2017.

- **Focusing on long-term, fixed-fee arrangements to mitigate direct commodity price exposure and enhance the stability of our cash flows**. Our commercial agreements are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. The commercial agreements that we have in place are all fee-based and establish dedications in our favor with an initial term ending in either 2030 or 2032. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- **Strategic relationship with Noble**. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in North America. As the owner of our general partner, all of our incentive distribution rights, a 60.7% limited partner interest in us and its retained, non-controlling interests in the development companies that hold our assets, we believe Noble will be incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial agreements with Noble, we have a well-capitalized, investment grade commercial counterparty initially responsible for all of our revenues and expect that our additional third party customer will contribute to our revenue by the third quarter of 2017. In addition, Noble has granted us substantial dedications, a ROFR on significant midstream assets, a ROFR on the right to provide future midstream services in areas key to Noble's development and a ROFO on its retained interests in the development companies that hold our assets. See "Business—Our Acreage Dedication" and "Business—Right of First Refusal on Assets and Services." We believe that our relationship with Noble will provide us with a stable base of cash flows and significant growth opportunities.

- **Strategically located assets**. Our initial midstream infrastructure assets are located on and around Noble's significant, contiguous acreage in the DJ Basin and serve Noble's current and future production on this acreage. Both the DJ Basin and the Delaware Basin, where we will begin to construct midstream infrastructure assets during the second half of 2016, have been focus areas for extensive industry activity over the last several years. We expect producers, including Noble, to continue to invest substantial capital to develop crude oil and natural gas production in these regions, which will in turn

require substantial investment in midstream infrastructure. Noble's concentrated development is intended to centrally locate production and midstream infrastructure rather than replicate services and infrastructure at each wellhead, which we believe will allow us to efficiently gather Noble's production from centralized wellhead equipment. In addition, we believe our customers' contiguous acreage in the DJ Basin and Delaware Basin will provide us opportunities to deliver fresh water in connection with well completion activities and collect, clean and dispose of saltwater. We believe that our existing footprint, coupled with our long-term dedications, positions us to capitalize on midstream growth opportunities on and around our customers' contiguous acreage in the DJ Basin and Delaware Basin.

- ***Long-term, fixed-fee contracts to support cash flows***. We service Noble's liquids-rich production in the DJ Basin pursuant to long-term, fixed-fee contracts. For the twelve months ended June 30, 2016, Noble represented all of our gathered volumes. We have secured dedications from Noble under which we will provide our crude oil, natural gas and water services and we have secured dedications from an unaffiliated third party under which we will provide crude oil gathering and water services, in both cases, pursuant to fixed-fee contracts, inclusive of automatic year-over-year fee increases, with initial terms expiring in 2030 for DJ Basin dedications and 2032 for Delaware Basin dedications. We believe that Noble's horizontal drilling activity and potential new third-party customers will drive the stable growth of our midstream operations. Our contract structure mitigates our direct exposure to commodity price risk and will likely contribute to long-term cash flow stability.

- ***Financial flexibility and strong capital structure***. At the closing of this offering, we expect to have $350 million of availability under our new, undrawn revolving credit facility, which can be increased by an additional $350 million as long as we are in compliance with the covenants contained in our credit agreement and subject to requisite commitments from existing or new lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." We believe that our available borrowing capacity and our expected ability to access debt and equity capital markets provide us with the financial flexibility necessary to execute our business and growth strategies.

- ***Experienced management and operating teams***. Our executive management team has combined experience of over 57 years in designing, acquiring, building, operating, financing and otherwise managing large-scale midstream and other energy assets. In addition, through our omnibus agreement and operational services and secondment agreement with Noble, we employ engineering, construction and operations teams that have significant experience in designing, constructing and operating large scale midstream and other energy assets.

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.4 billion Boe at year-end 2015. Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays - the DJ Basin, Delaware Basin, Eagle Ford Shale and Marcellus Shale - and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $15.5 billion as of August 29, 2016.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs during 2015, with 67% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin averaged 115 MBoe/d in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to

us approximately 40,000 net acres in the Delaware Basin, certain of which acres are subject to preexisting dedications with respect to produced water services that expire or will be terminated in 2017 and 2018. We are constructing infrastructure to provide crude oil and water midstream services by the end of the third quarter of 2017. Noble has already demonstrated improvements in well performance in the year since acquiring the position with the application of its unconventional completion expertise. The unique combination of an operated and consolidated acreage position has enabled the redesign of the field optimized for long lateral development. As a result of this redesign the current operated undrilled average lateral length is approximately 7,000 feet. Noble has partnered with us in the Delaware Basin to implement the central facility development and to take advantage of the expertise and knowledge developed over the last several years in the DJ Basin. The remainder of Noble's acreage in Texas will continue to be serviced under existing arrangements, subject to the ROFR Noble has granted to us.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $228.1 million to Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

- the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive. Please read "Risk Factors" and "Forward-Looking Statements."

Risks Related to Our Business

- We derive substantially all of our revenue from Noble. If Noble changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, saltwater or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.

- We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

- The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

- We cannot predict the rate at which our customers will develop acreage that is dedicated to us or the areas they will decide to develop.

Risks Inherent in an Investment in Us

- Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

- Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

- Affiliates of our general partner and Noble may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

- For as long as we are an "emerging growth company," we will not be required to comply with certain disclosure requirements that apply to other public companies.

Tax Risks

- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

The Transactions

We were formed in December 2014 by Noble. In connection with this offering, Noble will contribute to us the percentages of the development companies we do not currently own that will operate our assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

In addition, in connection with this offering, we will:

- issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us;

- issue all of our incentive distribution rights to Noble;

- issue 12,500,000 common units to the public, representing a 39.3% limited partner interest in us, and we will apply the net proceeds as described under "Use of Proceeds;"

- enter into a new $350 million revolving credit facility;

- have long-term, fixed-fee commercial agreements with Noble;

- enter into an omnibus agreement with Noble and our general partner; and

- enter into an operational services and secondment agreement with Noble.

The number of common units to be issued to Noble includes 1,875,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as held by Noble by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold

to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Noble at the expiration of the option period for no additional consideration. Any additional common units issued to Noble upon the expiration of the underwriters' option to purchase additional common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public common units	39.3%
Noble common units	10.7%
Noble subordinated units.	50.0%
Noble incentive distribution rights	— %[1]
General partner interest	— %[2]
Total	100.0%

(1) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Noble.

(2) Our general partner owns a non-economic general partner interest in us. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash—General Partner Interest."

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.


Noble Energy, Inc.
(NYSE: NBL)
3,402,584 common units
15,902,584 subordinated units
incentive distribution rights
100% interest
Noble Midstream GP LLC
(our "general partner")
60.7% limited partner interest
Public Unitholders
12,500,000 common units
non-economic general partner interest
NOBLE MIDSTREAM PARTNERS LP
(NYSE: NBLX)
39.3% limited partner interest
100% interest
Noble Midstream Services, LLC
3.33% nonoperating membership interest
White Cliffs Pipeline, L.L.C.
80% controlling interest
25% controlling interest
25% controlling interest
100% controlling interest
25% controlling interest
5% controlling interest
Colorado River DevCo LP
Green River DevCo LP
Blanco River DevCo LP
Laramie River DevCo LP
San Juan River DevCo LP
Gunnison River DevCo LP
20% non-controlling interest
75% non-controlling interest
75% non-controlling interest
75% non-controlling interest
95% non-controlling interest
Wells Ranch IDP
• crude oil gathering
• natural gas gathering
• water services
East Pony IDP
• crude oil gathering
Other DJ Basin Facilities
• Briggsdale crude oil treating facility
• Platteville crude oil treating facility
Mustang IDP
• crude oil gathering
• natural gas gathering
• water services (moser pond currently existing)
Delaware Basin
• crude oil gathering
• produced water services
Greeley Crescent IDP Future Development
• crude oil gathering
• water services
East Pony IDP
• water services
Bronco IDP Future Development
• crude oil gathering
• water services

The Offering

Common units offered to the public.....	12,500,000 common units (or 14,375,000 common units if the underwriters exercise in full their option to purchase additional common units from us).
Units outstanding after this offering	15,902,584 common units and 15,902,584 subordinated units, each representing an aggregate 50% limited partner interest in us.
	The number of common units outstanding after this offering includes 1,875,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to Noble at the expiration of the option period for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We expect to receive net proceeds of approximately $230.4 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering (i) to make a distribution of approximately $228.1 million to Noble; (ii) to pay approximately $2.3 million of origination fees and expenses related to our new revolving credit facility; and (iii) for general partnership purposes. Please read "Use of Proceeds."
	If the underwriters exercise in full their option to purchase additional common units, we expect to receive additional net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions and the structuring fee. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.
Cash distributions	We intend to make a minimum quarterly distribution of $0.3750 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

We do not expect to make distributions for the period that began on July 1, 2016 and ends on the day prior to the closing of this offering. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through September 30, 2016 based on the actual number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 100% to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

- *second*, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.375; and

- *third*, 100% to all unitholders, pro rata, until each unit has received a distribution of $0.4313.

If cash distributions to our unitholders exceed $0.4313 per unit in any quarter, Noble, as the initial holder of our incentive distribution rights, will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, Noble has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2015 and the twelve months ended June 30, 2016, was approximately $54.1 million and $71.4 million, respectively. The amount of distributable cash flow we must generate to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering is approximately $47.7 million (or an average of approximately $11.9 million per quarter).

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017," that we will generate sufficient distributable cash flow to pay the aggregate minimum quarterly distributions of $47.7 million on all of our common units and subordinated units for the twelve months ending

	September 30, 2017. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units...................	Following the completion of this offering, Noble will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $1.5000 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2019 or (ii) $2.2500 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2017, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.
	When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."
Issuance of additional partnership interests...........................	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of

	any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, Noble will own 60.7% of our total outstanding units on an aggregate basis (or 54.8% of our total outstanding units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders initially will not have the ability to remove our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right....................	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 21.4% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending September 30, 2017), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 60.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Possible redemption of ineligible holders..........................	As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption. "Eligible holders" are limited partners whose (or whose owners') (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers by us or our subsidiaries with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest.
	The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the "current market price" means, as of any date for any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights.
	Please read "Our Partnership Agreement—Possible Redemption of Ineligible Holders."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2019, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.50 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.30 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."

Material federal income tax
   consequences . . . . For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."

Directed unit program . . . . At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . . Our common units have been approved for listing on the NYSE under the symbol "NBLX."

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of Noble Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma financial data of Noble Midstream Partners LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the midstream systems described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by U.S. generally accepted accounting principles, or GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The summary historical financial data of our Predecessor as of and for the year ended December 31, 2015 and 2014 and as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and unaudited interim and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2015 and the six months ended June 30, 2016 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2016, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 assume the offering and the related transactions occurred as of January 1, 2015. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Our ownership of the percentages of the development companies that operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 3,402,584 common units, 15,902,584 subordinated units and all our incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 87,837	$ 2,086	$ 65,092	$ 29,063	$108,467	$ 65,092
Income from Investments	4,621	3,798	2,439	2,358	4,621	2,439
Total Revenues	92,458	5,884	67,531	31,421	113,088	67,531
Costs and Expenses						
Direct Operating	16,933	8,538	12,573	7,670	27,449	12,573
Depreciation, Depletion and Amortization	6,891	11,315	4,363	3,057	6,891	4,363
General and Administrative	2,771	6,734	4,823	1,511	7,336	4,823
Total Operating Expense	26,595	26,587	21,759	12,238	41,676	21,759
Operating Income (Loss)	65,863	(20,703)	45,772	19,183	71,412	45,772
Other Expense						
Interest Expense, Net of Amount Capitalized	4,595	3,566	645	2,471	700	350
Total Other Expense	4,595	3,566	645	2,471	700	350
Income (Loss) Before Income Taxes	61,268	(24,269)	45,127	16,712	70,712	45,422
Income Tax Provision (Benefit)	23,226	(9,178)	17,182	6,218	—	—
Net Income (Loss) including non-controlling interests	$ 38,042	$(15,091)	27,945	10,494	$ 70,712	45,422
Net income attributable to non-controlling interests[1]	—	—	—	—	17,086	10,447
Net income attributable to Noble Midstream Partners LP	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 53,626	$ 34,975
Net income per limited partner unit (basic and diluted):						
Common units					1.69	1.10
Subordinated units					1.69	1.10
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$250,933	$195,513	$253,005			$253,005
Total Assets	305,318	216,512	293,367			295,667
Net Parent Investment/Partners' Capital	263,539	213,673	250,119			282,742
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$ 69,394	$(12,534)	$ 47,009	$ 49,659		
Net Cash Used in Investing Activities	(54,461)	(79,904)	(16,718)	(47,220)		
Net Cash Provided by Financing Activities	11,679	92,438	(41,445)	17,220		
Other Data						
Capital expenditures[2]	$ 53,259	$ 80,466	$ 17,120	46,297		
EBITDA[3]	72,754	(9,388)	50,135	22,240	$ 78,303	50,135
EBITDA attributable to Noble Midstream Partners LP[3]					59,480	38,628

(1) Represents 20%, 75%, 0%, 95%, 75% and 75% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."
(2) Represents additions to property, plant and equipment within the combined statement of cash flows.
(3) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measure."

volume commitments. For example, the number of drilling rigs that Noble is operating in the DJ Basin decreased from nine rigs in the fourth quarter of 2014 to three rigs in the fourth quarter of 2015 to two rigs in the first quarter of 2016. A further decrease in the number of drilling rigs that Noble operates on our dedicated acreage could result in lower throughput on our midstream infrastructure. Furthermore, we cannot predict the extent to which Noble's businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Noble's ability to execute its drilling and development plan on our dedicated acreage or to perform under our commercial agreements. Any material non-payment or non-performance by Noble under our commercial agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flows and could therefore materially adversely affect our ability to make cash distributions to our unitholders at the minimum quarterly distribution rate or at all. Our long-term commercial agreements with Noble carry initial terms ending in either 2030 or 2032, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our commercial agreements following their expiration at rates sufficient to maintain our current revenues and cash flows could be adversely affected by activities beyond our control, including the activities of our competitors and Noble.

In addition to our commercial agreements with Noble, we expect to begin developing infrastructure for crude oil and water related services for an unaffiliated, non-investment grade third party customer, with expected services to commence in the third quarter of 2017. We may engage in significant business with this or other new third party customers or enter into material commercial contracts with customers for which we do not have material commercial arrangements or commitments today and who may not have investment grade credit ratings. To the extent we derive substantial income from or commit to capital projects to service new or existing customers, each of the risks indicated above would apply to such arrangements and customers.

In the event any customer, including Noble, elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than the customer with whom we have contracted, and thus we could be subject to the nonpayment or nonperformance by the third party.

In the event a customer, including Noble, elects to sell acreage that is dedicated to us to a third party, the third party's financial condition could be materially worse than the original contracting customer. In such a case, we may be subject to risks of loss resulting from nonpayment or nonperformance by the third party, which risks may increase during periods of economic uncertainty. Furthermore, the third party may be subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us. Any material nonpayment or nonperformance by the third party could reduce our ability to make distributions to our unitholders.

Contracts with customers, including Noble, are subject to additional risk in the event of a bankruptcy proceeding.

To the extent any of our customers is in financial distress or commences bankruptcy proceedings, our contracts with them, including provisions relating to dedications of production, may be subject to renegotiation or rejection under applicable provisions of the United States Bankruptcy Code. If a contract with a customer is altered or rejected in bankruptcy proceedings, we could lose some or all of the expected revenues associated with that contract, which could cause the market price of our common units to decline.

We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

In order to make the payment of the minimum quarterly distribution of $0.3750 per unit per quarter, or $1.5000 per unit on an annualized basis, we must generate distributable cash flow of approximately $11.9 million per quarter, or approximately $47.7 million per year, based on the number of common units and subordinated units to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of natural gas we gather, the volumes of crude oil we gather, the volumes of saltwater we collect, clean or dispose of and the volumes of fresh water we distribute and store and the number of wells that have access to our crude oil treating facilities;

- market prices of crude oil, natural gas and NGLs and their effect on our customers' drilling and development plan on our dedicated acreage and the volumes of hydrocarbons that are produced on our dedicated acreage and for which we provide midstream services;

- our customers' ability to fund its drilling and development plan on our dedicated acreage;

- downstream processing and transportation capacity constraints and interruptions, including the failure of our customers to have sufficient contracted processing or transportation capacity;

- the levels of our operating expenses, maintenance expenses and general and administrative expenses;

- regulatory action affecting: (i) the supply of, or demand for, crude oil, natural gas, NGLs and water, (ii) the rates we can charge for our midstream services, (iii) the terms upon which we are able to contract to provide our midstream services, (iv) our existing gathering and other commercial agreements or (v) our operating costs or our operating flexibility;

- the rates we charge third parties for our midstream services;

- prevailing economic conditions; and

- adverse weather conditions.

events, circumstances and factors that may affect the cash distributions from our development companies please read "—We may not generate sufficient distributable cash flow to make the payment of the minimum quarterly distribution to our unitholders."

Our midstream assets are currently exclusively located in the DJ Basin in Colorado, making us vulnerable to risks associated with operating in a single geographic area.

Our midstream assets are currently located exclusively in the DJ Basin in Colorado. As a result of this concentration, we will be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations, water shortages, drought related conditions or other weather-related conditions or interruption of the processing or transportation of crude oil and natural gas. If any of these factors were to impact the DJ Basin more than other producing regions, our business, financial condition, results of operations and ability to make cash distributions could be adversely affected relative to other midstream companies that have a more geographically diversified asset portfolio.

Certain proposed ballot measures considered in Colorado seek to vastly expand the right of local governments to regulate and dictate location parameters of future crude oil and natural gas exploration and development activities, and/or limit or prohibit crude oil and natural gas production and development activities in their jurisdictions. If these measures are approved and implemented, they could have material adverse effects on our operations in Colorado and the value of our DJ Basin assets and development activities.

Certain interest groups in Colorado opposed to crude oil and natural gas development generally, and hydraulic fracturing in particular, have advanced various ballot initiatives designed to significantly limit or prevent crude oil and natural gas development. The state of Colorado approved for signature gathering four ballot measures which would adversely impact our Colorado operations. A measure that would grant local communities certain additional rights to self-governance, including ability to ban certain businesses from operating in their jurisdictions, was withdrawn. Other measures would establish a constitutional right to a healthy environment and obligate local governments to protect the environment, grant local governments control over crude oil and natural gas development and require that all new crude oil and natural gas facilities be located 2,500 feet from occupied structures and an expansive list of landscape features called "areas of special concern." All of these measures were available for signature gathering until August 8, 2016 to qualify for the November 2016 ballot, and proponents submitted signatures for two of the four initiatives, beginning the process of signature validation. On August 29, 2016, the Colorado Secretary of State announced that the proponents of these measures did not secure the required number of valid signatures. As a result, none of these measures have met the criteria for inclusion on the November 2016 ballot. However, the process is subject to appeal and we cannot predict with absolute certainty the outcome of any such appeal.

We cannot predict the rate at which our customers will develop acreage that is dedicated to us or the areas they will decide to develop.

Our acreage dedication and commitments from Noble cover midstream services in a number of areas that are at the early stages of development, in areas that Noble is still determining whether to develop, and in areas where we may have to acquire operating assets from third parties. In addition, Noble owns acreage in areas that are not dedicated to us. We cannot predict which of these areas Noble will determine to develop and at what time. Noble may decide to explore and develop areas in which we have a smaller operating interest in the midstream assets that service that area, or where the acreage is not dedicated to us, rather than areas in which we have a larger operating interest in the midstream assets that service that area. Noble's decision to develop acreage that is not dedicated to us or that we have a smaller operating interest in may adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. Likewise, we have no ability to influence when or where an unaffiliated third party customer elects to develop acreage that is dedicated to us.

While we have been granted a right of first refusal to provide midstream services on certain acreage in the DJ Basin and Eagle Ford Shale that Noble currently owns and on all acreage that Noble acquires onshore in the United States (other than in the Marcellus Shale), portions of this acreage may be subject to preexisting dedications that may require Noble to use third parties for midstream services.

Although Noble has granted us a ROFR to provide the midstream services covered by our commercial agreements as well as natural gas processing on all of the dedicated acreage where not all of such services are currently provided, on all of its currently owned acreage in the DJ Basin that has not yet been dedicated, on certain of its currently owned acreage in the Eagle Ford Shale and on all of its future acquired acreage onshore in the United States (other than in the Marcellus Shale), portions of this acreage may be subject to preexisting dedications, rights of first refusal, rights of first offer and other preexisting encumbrances that require Noble to use third parties for midstream services, and, as a result, Noble may be precluded from offering us the opportunity to provide these midstream services on this acreage. Because we do not have visibility as to which acreage Noble may acquire or divest, and what existing dedications, rights of first refusal, rights of first offer or other overriding rights may exist on such acreage, we are unable to predict the value, if any, of our ROFR to provide midstream services on Noble's acreage onshore in the United States.

We may not be able to economically accept an offer from Noble for us to provide services or purchase assets with respect to which we have a right of first refusal.

Noble is required to offer us, prior to contracting for such opportunity with a third party, the opportunity to provide the midstream services covered by our commercial agreements, which includes crude oil gathering, natural gas gathering, produced water gathering, fresh water services and crude oil treating, as well as services of a type provided at natural gas processing plants on certain acreage located in the United States that Noble currently owns or in the future acquires or develops. In addition, Noble is required to offer us, prior to contracting for such opportunity with a third party, the ownership interest in any midstream assets that are located on the acreage for which Noble has granted us a ROFR to provide services. The acreage and assets subject to this ROFR may be located in areas far from our existing infrastructure or may otherwise be undesirable in the context of our business. In addition, we can make no assurances that the terms at which Noble offers us the opportunity to provide these services or purchase these assets will be acceptable to us. Furthermore, another midstream service provider or third party may be willing to accept an offer from Noble that we are unwilling to accept. Our inability to take advantage of the opportunities with respect to such acreage or assets could adversely affect our growth strategy or our ability to maintain or increase our cash distribution level.

We may be unable to grow by acquiring the non-controlling interests in our development companies owned by Noble or midstream assets retained, acquired or developed by Noble, which could limit our ability to increase our distributable cash flow.

Part of our strategy for growing our business and increasing distributions to our unitholders is dependent upon our ability to make acquisitions that increase our distributable cash flow. Part of the acquisition component of our growth strategy is based upon our expectation of future divestitures by Noble to us of retained, acquired or developed midstream assets and portions of its retained, non-controlling interests in our development companies. We have only a ROFO pursuant to our omnibus agreement that requires Noble to allow us to make an offer with respect to Noble's retained non-controlling interests in our development companies to the extent Noble elects to sell these interests. In addition, Noble has granted us a ROFR with respect to opportunities to (1) provide services covered by our commercial agreements as well as services of a type provided at natural gas processing plants on certain acreage located in the United State that Noble currently owns or in the future acquires or develops and (2) purchase ownership interests in any assets currently owned by Noble, or in the future developed or acquired by Noble, for the purpose of providing the services described in (1); provided, that, such assets are located onshore in the United States and are not used to provide services with respect to production from the Marcellus Shale. Noble is under no obligation to sell its retained interests in our development companies or offer to sell us additional assets, we are under no obligation to buy any additional interests or assets from Noble and we do not

not have valid rights-of-way, surface leases or other easement rights or if such usage rights lapse or terminate. We may obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way, surface leases or other easement rights or otherwise, could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on our business and results of operations.

Our gathering and other midstream services require special equipment and laborers who are skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If we experience shortages of necessary equipment or skilled labor in the future, our labor and equipment costs and overall productivity could be materially and adversely affected. If our equipment or labor prices increase or if we experience materially increased health and benefit costs for employees, our business and results of operations could be materially and adversely affected.

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of our general partner's senior management. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our general partner's senior management, including Terry R. Gerhart, our Chief Executive Officer, John F. Bookout, IV, our Chief Financial Officer, Thomas W. Christensen, our Chief Accounting Officer, and John C. Nicholson, our Chief Operating Officer could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

We do not have any officers or employees and rely on officers of our general partner and employees of Noble.

We are managed and operated by the board of directors and executive officers of our general partner. Our general partner has no employees and relies on the employees of Noble to conduct our business and activities.

Noble conducts businesses and activities of its own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to both our general partner and Noble. If our general partner and the officers and employees of Noble do not devote sufficient attention to the management and operation of our business and activities, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including building additional gathering pipelines needed for required connections and building additional centralized gathering facilities pursuant to our gathering agreements) or other purposes may be impaired or such financing may not be available on favorable terms;

- our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

- we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

- our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. After the consummation of this offering on a pro forma basis, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $62.9 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $0.6 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of Noble and our other potential customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain midstream activities. For example, software programs are used to manage gathering and transportation systems and for compliance reporting. The use of mobile communication devices has increased rapidly. Industrial control systems such as SCADA (supervisory control and data acquisition) now control large scale processes that can include multiple sites and long distances, such as oil and gas pipelines.

We depend on digital technology, including information systems and related infrastructure as well as cloud applications and services, to process and record financial and operating data and to communicate with our employees and business partners. Our business partners, including vendors, service providers, and financial institutions, are also dependent on digital technology. The technologies needed to conduct midstream activities make certain information the target of theft or misappropriation.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, also has increased. A cyber attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial-of-service on websites. SCADA-based systems are potentially vulnerable to targeted cyber attacks due to their critical role in operations.

Our technologies, systems, networks, and those of our business partners may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations in the following ways, among others:

- a cyber attack on a vendor or service provider could result in supply chain disruptions which could delay or halt development of additional infrastructure, effectively delaying the start of cash flows from the project;

- a cyber attack on downstream pipelines could prevent us from delivering product at the tailgate of our facilities, resulting in a loss of revenues;

- a cyber attack on a communications network or power grid could cause operational disruption resulting in loss of revenues;

- a deliberate corruption of our financial or operational data could result in events of non-compliance which could lead to regulatory fines or penalties; and

- business interruptions could result in expensive remediation efforts, distraction of management, damage to our reputation, or a negative impact on the price of our units.

Our implementation of various controls and processes, including globally incorporating a risk-based cyber security framework, to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure is costly and labor intensive. Moreover, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Noble, have conflicts of interest with us and our partnership agreement eliminates their default fiduciary duties to us and our unitholders and replaces them with contractual standards that may allow our general partner and its affiliates to favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us.

Following the completion of this offering, Noble will directly own an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will own and control our general partner. Although our general partner has a duty to manage us in a manner that is not adverse to the interests of our partnership, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Noble. Conflicts of interest may arise between Noble and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Noble, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires Noble to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Noble to increase or decrease crude oil or natural gas production on our dedicated acreage, pursue and grow particular markets or undertake acquisition opportunities for itself. Noble's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Noble;

- Noble may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

- our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $45.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to Noble in respect of the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our gathering agreements with Noble, the ROFR and ROFO;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- Noble, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Neither our partnership agreement nor our omnibus agreement will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement,

they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services and secondment agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement, we will be required to reimburse Noble for the provision of certain administrative support services to us. Under our operational services and secondment agreement, we will be required to reimburse Noble for the provision of certain operation services and related management services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017." Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by its sole member, which is owned by Noble. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, Noble will own 60.7% of our total outstanding common units and subordinated units on an aggregate basis (or 54.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner.

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Noble may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Noble will hold 3,402,584 common units and 15,902,584 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Noble with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including Noble, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement.

None of our partnership agreement, our omnibus agreement, our commercial agreements or any other agreement in effect as of the date of this offering will prohibit Noble or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Noble and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us except with respect to dedications contained in our commercial agreements and rights of first refusal and rights of first offer contained in our omnibus agreement. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, Noble and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Noble and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 21.4% of our common

units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). At the end of the subordination period (which could occur as early as the quarter ending September 30, 2017), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 60.7% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, following the completion of this offering, Noble will own 19,305,168 common units and subordinated units, representing an aggregate 60.7% limited partner interest (or 17,430,168 common units and subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Noble, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Noble, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target

USE OF PROCEEDS

We expect to receive net proceeds of approximately $230.4 million from the sale of 12,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering (i) to make a distribution of approximately $228.1 million to Noble, (ii) to pay approximately $2.3 million of origination fees and expenses related to our new revolving credit facility; and (iii) for general partnership purposes.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units issued to Noble will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $35.1 million, after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to Noble.

If we choose to sell fewer common units in this offering, the number of common units to be held by Noble after consummation of this offering will be increased by an amount equivalent to such decrease in the number of units sold. Likewise, if we choose to sell more common units in this offering, the number of common units to be held by Noble after consummation of this offering will be reduced by an amount equivalent to such increase in the number of units sold. Additionally, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $11.7 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Any such change in the net proceeds to us would increase or decreases, as the case may be, the amount of the distribution to be paid to Noble.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2016; and

- our pro forma capitalization as of June 30, 2016, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,875,000 additional common units, if any, will be issued to Noble at the expiration of the option period. Any such common units will be issued for no additional consideration.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2016	
	Historical	Pro Forma
	(in thousands)	
Cash and cash equivalents.	$ 15,458	$ 17,887
Long-term debt:		
Revolving credit facility[1]	$ —	$ —
Total long-term debt (including current maturities)	—	—
Net parent investment / partners' capital:		
Net parent investment	250,119	—
Held by public:		
Common units		230,400
Held by Noble:		
Common units		(2,133)
Subordinated units		(9,968)
General partner interest[2]	—	—
Total equity	250,119	218,299
Non-controlling interest		64,443
Total partners' capital		282,742
Total capitalization	$250,119	$282,742

---

(1) In connection with the completion of this offering, we expect to enter into a new $350 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Upon completion of this offering, our general partner will own a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of June 30, 2016, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $282.7 million, or $8.89 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit[1]	$20.00
Pro forma net tangible book value per unit before this offering[2]	$ 14.53
Less: Distribution to Noble[3]..	(11.82)
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	$ 6.18
Less: Pro forma net tangible book value per unit after this offering[4].........................	8.89
Immediate dilution in net tangible book value per common unit to purchasers in this offering[5][6]	$11.11

(1) Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2) Determined by dividing the number of units (3,402,584 common units and 15,902,584 subordinated units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $280.4 million.
(3) Determined by dividing the number of units (3,402,584 common units and 15,902,584 subordinated units) to be issued to Noble for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $228.1 million to Noble.
(4) Determined by dividing the number of units to be outstanding after this offering (15,902,584 common units and 15,902,584 subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $230.4 million.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.74 and $10.48, respectively.
(6) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	%	Amount (in millions)	%
Noble and its affiliates[1][2][3]	19,305,168	60.7%	$ 52,342	17.3%
Purchasers in this offering	12,500,000	39.3%	250,000	82.7%
Total...	31,805,168	100.0%	$302,342	100.0%

(1) Upon the completion of this offering, Noble will own 3,402,584 common units and 15,902,584 subordinated units.
(2) Assumes the underwriters' option to purchase additional common units is not exercised.
(3) The assets contributed by Noble were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2016 was $280.4 million (excludes deferred taxes). At the closing of this offering, we intend to make a distribution of $228.1 million to Noble.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3750 per unit, or $1.5000 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves (including estimated maintenance capital expenditures) and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity— Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership

agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, Noble will own our general partner, 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or common units and subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our development companies and their ability to distribute cash to us.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding

from Noble, we do not have any commitment from Noble, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, Noble will directly own a 60.7% limited partner interest in us (or a 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, Noble will wholly own our general partner and all of our incentive distribution rights. Given Noble's significant ownership interests in us following the closing of this offering, we believe Noble will be incentivized to promote and support the successful execution of our business strategies.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.3750 per unit for each whole quarter, or $1.5000 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on July 1, 2016 and ends on the day prior to the closing of this offering. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through December 31, 2016 based on the actual number of days in that period.

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

| | | Minimum Quarterly Distributions | |
	Number of Units	One Quarter	Annualized
Common units held by the public[(1)]	12,500,000	$ 4,687,500	$18,750,000
Common units held by Noble[(1)]	3,402,584	1,275,969	5,103,876
Subordinated units held by Noble	15,902,584	5,963,469	23,853,876
Total	31,805,168	$11,926,938	$47,707,752

(1) Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.

Noble will initially hold all of our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.4313 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is not adverse to the interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Noble's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.5000 per unit for the twelve months ending September 30, 2017. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2015 and Twelve Months Ended June 30, 2016," in which we present the amount of EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2015 and the twelve months ended June 30, 2016, derived from our unaudited pro forma condensed financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017," in which we provide our estimated forecast of our ability to generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution on all common units and subordinated units for the twelve months ending September 30, 2017.

Unless otherwise specifically noted, the amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 100% of the assets and operations of our development companies and are not adjusted to reflect Noble's retained non-controlling interests in our development companies. In connection with the completion of this offering, Noble will contribute to us controlling interests ranging from 5% to 100% in the development companies that own our operating assets and dedications, and Noble will retain non-controlling interests ranging from 0% to 95% in the development companies that own our operating assets and dedications. Please read "Prospectus Summary—The Transactions" and "Prospectus Summary—Ownership and Organizational Structure." Following the completion of this offering, we will consolidate the results of operations of our development companies and then record a non-controlling interest deduction for Noble's retained interests in our development companies.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2015 and Twelve Months Ended June 30, 2016

If we had completed the transactions contemplated in this prospectus on January 1, 2015, pro forma distributable cash flow generated for the year ended December 31, 2015 and the twelve months ended June 30, 2016 would have been approximately $54.1 million and $71.4 million, respectively. These amounts would have been sufficient to pay the minimum quarterly distribution of $0.3750 per unit per quarter ($1.5000 per unit on an annualized basis) on all of our common units and subordinated units for each period. We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2015.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2015 and the twelve months ended June 30, 2016, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2015.

Noble Midstream Partners LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
($ in millions, except per unit amounts)		
Revenues		
Midstream Services Revenue—Related Party	$108.5	$131.6
Income from Investments	4.6	4.7
Total Revenue	113.1	136.3
Expenses		
Direct Operating	27.5	25.8
Depreciation, Depletion and Amortization	6.9	8.2
General and Administrative[1]	7.3	8.5
Total Expenses	41.7	42.5
Operating Income (Loss)	71.4	93.8
Interest Expense[2]	0.7	0.7
Income Before Income Taxes	70.7	93.1
Income Tax Benefit	—	—
Pro Forma Net Income (Loss)	$ 70.7	$ 93.1
Less:		
Net Income Attributable to Noble-Retained Interests[3]	17.1	21.2
Net Income Attributable to Noble Midstream Partners LP	**$ 53.6**	**$ 71.9**
Add:		
Net Income Attributable to Noble-Retained Interests	17.1	21.2
Depreciation	6.9	8.2
Interest Expense	0.7	0.7
Income Tax Expense	—	—
Pro Forma EBITDA	78.3	102.0
Less:		
EBITDA Attributable to Noble-Retained Interests[4]	18.8	23.2
Pro Forma EBITDA Attributable to Noble Midstream Partners LP	**$ 59.5**	**$ 78.8**
Less:		
Cash Interest Expense[5]	—	—
Maintenance Capital Expenditures[6]	5.4	7.4
Expansion Capital Expenditures[7]	40.0	16.7
Add:		
Capital Contributions from Noble to Fund Expansion Capital Expenditures[8]	40.0	16.7
Pro Forma Distributable Cash Flow Attributable to Noble Midstream Partners LP	**$ 54.1**	**$ 71.4**
Pro Forma Cash Distributions:		
Distributions to Public Common Unitholders	$ 18.8	$ 18.8
Distributions to Noble:		
Common Units Held by Noble	5.1	5.1
Subordinated Units Held by Noble	23.8	23.8
Total Distributions to Noble	28.9	28.9
Aggregate Quarterly Distributions	**$ 47.7**	**$ 47.7**
Excess of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution	6.4	23.7
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Common Unitholders	100%	100%
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Subordinated Unitholders	100%	100%

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our development companies. The estimated expansion capital expenditures attributable to Noble's retained interest are listed below:

	Year Ended December 31, 2015	Twelve Months Ended June 30, 2016
Expansion Capital Expenditures Attributable to Noble Midstream Partners LP	$40.0	$16.7
Expansion Capital Expenditures Attributable to Noble—Retained Interest	$14.5	$ 2.1
Total Expansion Capital Expenditures Attributable to Our Development Companies	$54.5	$18.8

(8) Expansion capital expenditures have been funded by Noble directly or by choosing to forgo cash distributions.

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017

We forecast estimated EBITDA and distributable cash flow attributable to Noble Midstream Partners LP for the twelve months ending September 30, 2017 will be approximately $63.9 million and $54.9 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2017, we must generate EBITDA and distributable cash flow of at least $56.7 million and $47.7 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated EBITDA and distributable cash flow for the twelve months ending September 30, 2017, and related assumptions set forth below, to substantiate our belief that we will have sufficient EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the twelve months ending September 30, 2017. Please read "—Significant Forecast Assumptions." Due to the rate of development of our assets and our dependence on Noble's exploration and production schedule for our revenue, our cash flows may vary from quarter to quarter. However, we believe that we will generate sufficient cash flow from operations to support the minimum quarterly distribution during each of the four quarters in the twelve months ending September 30, 2017. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

($ in millions, except per unit amounts)[(i)]	Twelve Months Ending September 30, 2017	Three Months Ending			
		December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017
Revenues					
Midstream Services Revenue					
Colorado River DevCo LP	$ 99.8	$ 25.3	$ 24.9	$ 23.0	$ 26.5
Green River DevCo LP	—	—	—	—	—
Gunnison River DevCo LP	—	—	—	—	—
Laramie River DevCo LP	1.4	—	—	—	1.4
San Juan River DevCo LP	14.8	1.1	3.4	5.7	4.8
Blanco River DevCo LP	1.6	—	0.1	0.5	1.0
Total Midstream Services Revenue	$ 117.6	$ 26.4	$ 28.4	$ 29.1	$ 33.7
Income from Investments	6.1	1.5	1.5	1.5	1.5
Total Revenue	$ 123.8	$ 27.9	$ 29.9	$ 30.7	$ 35.2
Expenses					
Direct Operating	$ 30.9	$ 6.8	$ 7.5	$ 7.9	$ 8.7
General and Administrative[(1)]	13.6	3.4	3.4	3.4	3.4
Depreciation, Depletion and Amortization	9.6	2.2	2.3	2.5	2.6
Total Expenses	$ 54.1	$ 12.4	$ 13.2	$ 13.8	$ 14.7
Operating Income	$ 69.7	$ 15.5	$ 16.8	$ 16.9	$ 20.6
Interest Expense[(2)]	2.3	0.3	0.5	0.7	0.8
Income Before Income Tax Expense	$ 67.4	$ 15.2	$ 16.3	$ 16.2	$ 19.8
Income Tax Expense	—	—	—	—	—
Net Income	$ 67.4	$ 15.2	$ 16.3	$ 16.2	$ 19.8
Less:					
Net Income Attributable to Noble-Retained Interests[(3)]	$ (13.0)	$ (1.9)	$ (2.8)	$ (3.9)	$ (4.4)
Net Income Attributable to Noble Midstream Partners LP	**$ 54.4**	**$ 13.3**	**$ 13.4**	**$ 12.3**	**$ 15.3**
Add:					
Net Income Attributable to Noble-Retained Interests	$ 13.0	$ 1.9	$ 2.8	$ 3.9	$ 4.4
Depreciation	9.6	2.2	2.3	2.5	2.6
Interest Expense	2.3	0.3	0.5	0.7	0.8
Income Tax Expense	—	—	—	—	—
EBITDA	$ 79.3	$ 17.7	$ 19.0	$ 19.4	$ 23.2
Less:					
EBITDA Attributable to Noble-Retained Interests[(4)]	$ (15.4)	$ (2.4)	$ (3.4)	$ (4.5)	$ (5.1)
EBITDA Attributable to Noble Midstream Partners LP	**$ 63.9**	**$ 15.3**	**$ 15.7**	**$ 14.9**	**$ 18.1**
Less:					
Cash Interest Expense[(5)]	$ (2.3)	$ (0.3)	$ (0.5)	$ (0.7)	$ (0.8)
Estimated Maintenance Capital Expenditures[(6)]	(6.7)	(1.7)	(1.6)	(1.5)	(1.9)
Expansion Capital Expenditures[(7)]	(103.5)	(24.8)	(32.9)	(23.2)	(22.6)
Add:					
Borrowings to Fund Expansion Capital Expenditures	103.5	24.8	32.9	23.2	22.6
Cash Used to Fund Expansion Capital Expenditures	—	—	—	—	—
Estimated Distributable Cash Flow Attributable to Noble Midstream Partners LP	**$ 54.9**	**$ 13.3**	**$ 13.6**	**$ 12.6**	**$ 15.3**
Distributions to Public Common Unitholders	$ 18.8	$ 4.7	$ 4.7	$ 4.7	$ 4.7
Distributions to Noble:					
Common Units Held by Noble	5.1	1.3	1.3	1.3	1.3
Subordinated Units Held by Noble	23.9	6.0	6.0	6.0	6.0
Total Distributions to Noble	$ 29.0	$ 7.2	$ 7.2	$ 7.2	$ 7.2
Aggregate Quarterly Distributions	**$ 47.7**	**$ 11.9**	**$ 11.9**	**$ 11.9**	**$ 11.9**
Excess of Distributable Cash Flow Over Minimum Quarterly Distribution	**$ 7.2**	**$ 1.4**	**$ 1.6**	**$ 0.7**	**$ 3.4**

(i)   Components may not add to totals due to rounding.

(1) Our general and administrative expense will consist of direct general and administrative expenses incurred by us (including $6.7 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership) and payments we make to Noble in exchange for the provision of general and administrative services.
(2) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.
(3) Represents net income attributable to Noble's non-controlling interests in our development companies.
(4) Represents EBITDA attributable to Noble's non-controlling interests in our development companies, calculated as follows:

Net income attributable to Noble's non-controlling interests in our development companies	$13.0
Add:	
Depreciation expense attributable to Noble's non-controlling interests in our development companies	2.4
EBITDA attributable to Noble's non-controlling interests in our development companies	$15.4

(5) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.
(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our development companies. The estimated maintenance capital expenditures attributable to Noble's retained interests are listed below:

Maintenance Capital Expenditures Attributable to Noble Midstream Partners LP	$6.7
Maintenance Capital Expenditures Attributable to Noble—Retained Interest	2.7
Total Maintenance Capital Expenditures Attributable to Our Development Companies	$9.4

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our development companies. The estimated expansion capital expenditures attributable to Noble's retained interest are listed below:

Forecasted Twelve Months Ending
September 30, 2017

	Expansion Capital Expenditures Attributable to Noble Midstream Partners LP	Expansion Capital Expenditures Attributable to Noble— Retained Interest	Total Expansion Capital Expenditures
Expansion Capital Expenditures			
Colorado River DevCo LP	$ 38.6	$ 9.7	$ 48.3
Green River DevCo LP	7.3	21.8	29.0
Gunnison River DevCo LP	—	—	—
Laramie River DevCo LP	47.5	—	47.5
San Juan River DevCo LP	2.5	7.6	10.1
Blanco River DevCo LP	7.6	22.9	30.6
White Cliffs	—	—	—
Total Expansion Capital Expenditures	**$103.5**	**$61.9**	**$165.5**

months ending September 30, 2017 will be 37.9 Mbbl/d of crude oil and 137.8 BBtu/d of natural gas. Our forecasted increase in volumes over the year ended December 31, 2015 is based on our expectation that Noble will complete the drilling and completion activities on our dedicated acreage consistent with their current development plan. Please read "Business—Our Commercial Agreements with Noble."

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Noble's exploration and production activities. See "Risk Factors—Risks Related to Our Business—The demand for our midstream services, and therefore our cash flow, is affected by crude oil and natural gas prices, which fluctuate based on factors that are out of our control." Noble's exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where all of our customers halted drilling activities as of the beginning of the forecast period, we would be able to make the minimum quarterly distribution on all of our common and subordinated units for the forecast period.

Operating Expense

We estimate that total operating expense for the twelve months ending September 30, 2017 will be $30.9 million compared to approximately $27.5 million for the pro forma year ended December 31, 2015 and approximately $25.8 million for the pro forma twelve months ended June 30, 2016. Our increase in operating expense is primarily due to our significantly higher operating levels, resulting in higher:

- natural gas gathering throughput on our dedicated acreage;

- maintenance and contract service costs;

- regulatory and compliance costs;

- operating costs associated with increased pipeline mileage and additional centralized gathering facilities; and

- ad valorem taxes.

General and Administrative Expenses

Our general and administrative expenses will consist of (i) direct general and administrative expenses incurred by us, (ii) reimbursements to Noble of certain general and administrative expenses under the omnibus agreement and the operational services and secondment agreement and (iii) fixed-fee payments we make to Noble for the provision of general and administrative services under our omnibus agreement.

We expect total general and administrative expenses for the twelve months ending September 30, 2017 will be $13.6 million as compared to $7.3 million for the pro forma year ended December 31, 2015 and approximately $8.5 million for the pro forma twelve months ended June 30, 2016. The forecast period includes the $6.7 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

Depreciation

We estimate that depreciation for the twelve months ending September 30, 2017 will be $9.6 million as compared to approximately $6.9 million for the pro forma year ended December 31, 2015 and approximately $8.2 million for the pro forma twelve months ended June 30, 2016. Our expected increase is primarily attributable to the effect of depreciation on the new infrastructure constructed and to be constructed during the twelve months ending September 30, 2017.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities. Our partnership agreement will require that we categorize our capital expenditures as either:

- *Estimated maintenance capital expenditures*, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity and/or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering throughput as maintenance capital to the extent such capital expenditures are necessary to maintain, over the long term, our operating capacity, operating income or revenue; or

- *Expansion capital expenditures*, which are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and centralized gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

We generally categorize specific capital expenditures as either expansion capital expenditures or maintenance capital expenditures based on the nature of the expenditure. However, a portion of our capital expenditures relate to the connection of our gathering systems to new wells. While these capital expenditures could generally be considered expansion capital expenditures because they will result in increased throughput or cash flows produced by our midstream systems, we categorize a portion of these capital expenditures as maintenance capital expenditures because they are necessary to offset the natural production declines Noble will experience on all of its wells over time.

In allocating expenditures between maintenance capital expenditures and expansion capital expenditures for new well connections during the twelve months ending September 30, 2017, we first estimate the number of new well connections needed to offset the natural production decline and maintain the average throughput volume on our systems during the forecast period. We then allocate to maintenance capital the estimated new well connection expenditures based on a per well connection cost estimate. We estimate that total capital expenditures attributable to our development companies for the twelve months ending September 30, 2017 will be $165.5 million ($103.5 million net to our ownership interests in our development companies) based on the following assumptions.

Because Noble has retained a non-controlling interest in each of the development companies that hold our assets, Noble will be required to fund its allocable portion of our maintenance and expansion capital expenditures. See "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Noble, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Noble, and Noble is under no obligation to adopt a business strategy that favors us."

We estimate that maintenance capital expenditures will be $9.4 million ($6.7 million net to our ownership interests in our development companies) for the twelve months ending September 30, 2017. We expect to fund our allocated portion of these maintenance capital expenditures with cash generated by our operations. Because

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2016, we distribute all of our available cash to unitholders of record on the applicable record date. Our distribution for the period ending December 31, 2016 will be adjusted by an amount that covers the period from the closing of this offering through December 31, 2016, based on the actual number of days in that period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and for anticipated future credit needs);

  - comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary's assets are subject; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (*provided* that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $.3750 per unit, or $1.5000 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee

that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us that will entitle it to receive distributions.

Incentive Distribution Rights

Noble currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.4313 per unit per quarter. The maximum distribution of 50% does not include any distributions that Noble or its affiliates may receive on common units or subordinated units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $45.0 million (as described below); *plus*
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, *provided* that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*
- all of our operating expenditures (as defined below) after the closing of this offering; *less*
- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*
- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*
- any cash loss realized on disposition of an investment capital expenditure (which is a capital expenditure other than a maintenance capital expenditure or an expansion capital expenditure).

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $45.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (*provided* that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), estimated maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; *provided*, *however*, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- actual maintenance capital expenditures;

- expansion capital expenditures;

- investment capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds from this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $45.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity and/or operating income, and expansion capital expenditures are those capital expenditures that we expect will expand our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and well connections, or the construction, development or acquisition of other facilities, to replace expected reductions in hydrocarbons available for gathering, treating, transporting or otherwise handled by our facilities (which we refer to as operating capacity). Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity or operating income over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and

change by our general partner at least once a year, provided that any change is approved by our special committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read "Cash Distribution Policy and Restrictions on Distributions."

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

- it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

- it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

- it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights.

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and centralized gathering facilities, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3750 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after September 31, 2019 that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.5000 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.5000 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $2.2500 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.2500 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 100% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- *third*, 100% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, 100% to all common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Noble will initially hold the incentive distribution rights, but may transfer these rights separately from its ownership of the general partner.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, 100% to all unitholders, pro rata, until each unitholder receives a total of $0.4313 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4688 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.5625 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of Noble, as holder of our incentive distribution rights, and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders Noble for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that Noble has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution per Unit		Marginal Percentage Interest in Distributions	
			Unitholders	IDR Holders
Minimum Quarterly Distribution	$ 0.375000		100.0%	0.0%
First Target Distribution	above $ 0.375000	up to $ 0.431250	100.0%	0.0%
Second Target Distribution.............	above $ 0.431250	up to $ 0.468750	85.0%	15.0%
Third Target Distribution	above $ 0.468750	up to $ 0.562500	75.0%	25.0%
Thereafter	above $ 0.562500		50.0%	50.0%

Noble's Right to Reset Incentive Distribution Levels

Noble, as the initial holder of all our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and Noble at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly Distribution per Unit Prior to Reset		Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit Following Hypothetical Reset	
			Unitholders	IDR Holders		
Minimum Quarterly Distribution	up to $ 0.375000		100.0%	0.0%	up to $ 0.6000	
First Target Distribution.....	above $ 0.375000	up to $ 0.431250	100.0%	0.0%	above $ 0.6000	up to $ 0.6900
Second Target Distribution ..	above $ 0.431250	up to $ 0.468750	85.0%	15.0%	above $ 0.6900	up to $ 0.7500
Third Target Distribution....	above $ 0.468750	up to $ 0.562500	75.0%	25.0%	above $ 0.7500	up to $ 0.9000
Thereafter	above $ 0.562500		50.0%	50.0%	above $ 0.9000	

(a) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(b) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(c) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,805,168 common units outstanding and the average distribution to each common unit would be $0.60 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

	Quarterly Distribution per Unit			Cash Distributions to Common Unitholders	Cash Distributions to IDR Holders	Total Distributions
Minimum Quarterly Distribution...........	up to $	0.375000		11,926,938	—	11,926,938
First Target Distribution...........	above $	0.375000 up to $	0.431250	1,789,041	—	1,789,041
Second Target Distribution...........	above $	0.431250 up to $	0.468750	1,192,694	210,475	1,403,169
Third Target Distribution...........	above $	0.468750 up to $	0.562500	2,981,735	993,912	3,975,646
Thereafter	above $	0.562500		1,192,694	1,192,694	2,385,388
				$19,083,101	$2,397,081	$21,480,181

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and Noble, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 35,800,302 common units outstanding and that the average distribution to each common unit would be $0.60. The number of common units issued as a result of the reset was calculated by dividing (x) $2,397,081 as the average of the amounts received by Noble in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $0.60.

		Cash Distributions to Common Unitholders	Cash Distributions to Holder of IDRs after reset			Total Distributions
Quarterly Distribution per Unit			**Common Units (1)**	**Incentive Distribution Rights**	**Total**	
Minimum Quarterly Distribution......	up to $ 0.600000	$19,083,101	$2,397,081	$0	$2,397,081	21,480,181
First Target Distribution......	above $ 0.600000 up to $ 0.690000	—	—	—	—	—
Second Target Distribution......	above $ 0.690000 up to $ 0.750000	—	—	—	—	—
Third Target Distribution......	above $ 0.750000 up to $ 0.900000	—	—	—	—	—
Thereafter	above $ 0.900000	—	—	—	—	—
		$19,083,101	$2,397,081	$0	$2,397,081	$21,480,181

(1) Represents distributions in respect of common units issued upon reset.

Noble will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, *provided* that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100% to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 100% to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit and any distributions of cash in connection with dissolution and liquidation is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for Noble to receive incentive distributions and for the subordinated units to convert

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data for Noble Midstream for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, Noble will contribute to us the percentages of the assets described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement." However, as required by GAAP, we will continue to consolidate 100% of the assets and operations of our development companies in our financial statements.

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2015 and 2014 and as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from the audited and unaudited financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical audited and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2015 and as of and for the six months ended June 30, 2016 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2016 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016 assume the offering and the related transactions occurred as of January 1, 2015. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- Our ownership of the percentages of the development companies that will operate our assets as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement;"

- our long-term, fixed-fee commercial agreements with Noble;

- our entry into a new $350 million revolving credit facility;

- our entry into an operational services and secondment agreement and omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public, (ii) a non-economic general partner interest to our general partner and (iii) 3,402,584 common units, 15,902,584 subordinated units and the incentive distribution rights to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to (i) an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, (ii) variable general and administrative costs we will incur under the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering or (iii) reimbursable costs that will be due to Noble under the omnibus agreement to be entered into with Noble as of the closing of this offering.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Statement of Operations Data						
Revenues						
Midstream Services—Related Party	$ 87,837	$ 2,086	$ 65,092	$ 29,063	$108,467	$ 65,092
Income from Investments	4,621	3,798	2,439	2,358	4,621	2,439
Total Revenues	92,458	5,884	67,531	31,421	113,088	67,531
Costs and Expenses						
Direct Operating	16,933	8,538	12,573	7,670	27,449	12,573
Depreciation, Depletion and Amortization	6,891	11,315	4,363	3,057	6,891	4,363
General and Administrative	2,771	6,734	4,823	1,511	7,336	4,823
Total Operating Expense	26,595	26,587	21,759	12,238	41,676	21,759
Operating Income (Loss)	65,863	(20,703)	45,772	19,183	71,412	45,772
Other Expense						
Interest Expense, Net of Amount Capitalized	4,595	3,566	645	2,471	700	350
Total Other Expense	4,595	3,566	645	2,471	700	350
Income (Loss) Before Income Taxes	61,268	(24,269)	45,127	16,712	70,712	45,422
Income Tax Provision (Benefit)	23,226	(9,178)	17,182	6,218	—	—
Net Income (Loss) including non-controlling interests	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 70,712	$ 45,422
Net income attributable to non-controlling interests[1]	—	—	—	—	17,086	10,447
Net income attributable to Noble Midstream Partners LP	$ 38,042	$(15,091)	$ 27,945	$ 10,494	$ 53,626	$ 39,975
Net income per limited partner unit (basic and diluted):						
Common units					1.69	1.10
Subordinated units					1.69	1.10
Balance Sheet Data (at period end):						
Total Property, Plant and Equipment, Net	$250,933	$195,513	$253,005			$253,005
Total Assets	305,318	216,512	293,367			295,667
Net Parent Investment/Partners' Capital	263,539	213,673	250,119			282,742
Statement of Cash Flows Data						
Net Cash Provided by (Used in) Operating Activities	$ 69,394	$(12,534)	$ 47,009	$ 49,659		
Net Cash Used in Investing Activities	(54,461)	(79,904)	(16,718)	(47,220)		
Net Cash Provided by Financing Activities	11,679	92,438	(41,445)	17,220		
Other Data						
Capital expenditures[2]	$ 53,259	$ 80,466	$ 17,120	46,297		
EBITDA[3]	72,754	(9,388)	50,135	22,240	$ 78,303	$ 50,135
EBITDA attributable to Noble Midstream Partners LP[3]					59,480	38,628

---

(1) Represents 20%, 75%, 0%, 95%, 75% and 75% non-controlling interests in the development companies that hold our operating assets that have been retained by Noble as described under "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Contribution Agreement."

(2) Represents additions to property, plant and equipment within the combined statement of cash flows.

(3) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

The following table presents a reconciliation of EBITDA to net income and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Noble Midstream Partners LP Predecessor Historical				Noble Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2015	2014	2016	2015	2015	2016
			(unaudited)		(unaudited)	
			(in thousands, except per unit data)			
Reconciliation of Net Income (loss) to EBITDA and to Net Cash Provided by (Used in) Operating Activities:						
Net income (loss)	$38,042	$(15,091)	$27,945	$10,494	$70,712	$45,422
Income tax (benefit) provision	23,226	(9,178)	17,182	6,218	—	—
Interest expense, net of amount capitalized	4,595	3,566	645	2,471	700	350
Depreciation, depletion and amortization	6,891	11,315	4,363	3,057	6,891	4,363
EBITDA	$72,754	$ (9,388)	$50,135	$22,240	$78,303	$50,135
Changes in operating assets and liabilities	1,254	0	6,806	29,935		
Change in Income Tax Payable	(164)	0	(9,204)	0		
Interest expense, net of amount capitalized	(4,595)	(3,566)	(645)	(2,471)		
Stock based compensation and other	145	420	(83)	(45)		
Net Cash Provided by (Used in) Operating Activities	$69,394	$(12,534)	$47,009	$49,659		
Reconciliation of Net Income Attributable to Noble Midstream Partners LP to EBITDA Attributable to Noble Midstream Partners LP:						
Net income attributable to Noble Midstream Partners LP					$53,626	$34,975
Income tax (benefit) provision					—	—
Interest expense					700	350
Depreciation					5,154	3,303
EBITDA attributable to Noble Midstream Partners LP					$59,480	$38,628
Reconciliation of Net Income Attributable to Non-controlling Interests to EBITDA Attributable to Non-controlling Interests:						
Net income attributable to non-controlling interests					$17,086	$10,447
Income tax (benefit) provision					—	—
Interest expense					—	—
Depreciation					1,737	1,060
EBITDA attributable to non-controlling interests					$18,823	$11,507

markup. We further amended our commercial agreements with Noble and entered into a new agreement with a third party customer in the spring and summer of 2016. Following the closing of this offering, we will earn revenues under our long-term commercial agreements with Noble and will receive separate fixed fees for the midstream services that we provide. This unaffiliated third party customer is anticipated to contribute to our revenue by the third quarter of 2017.

Depreciation Expense

As of January 1, 2015 depreciation related to our assets placed in service is calculated using the straight-line method. Historically, Noble has operated midstream assets in support of its U.S. onshore upstream business as a cost center within the United States reportable segment. Due to the change in the intended use of these assets, Noble changed the method of depreciation from units-of-production to the straight-line method for future accounting periods. Depreciation will be calculated on a straight-line basis from the first quarter of 2015, the period of change, and in prospective periods, with no cumulative adjustment for prior periods.

General and Administrative Expenses

Our Predecessor's general and administrative expenses include expenses related to contracts with Noble beginning in January 2015, and amended in January of 2016, increasing the fixed fee portion to closely match the omnibus agreement we anticipate at the closing of this offering. For periods prior to 2015, general and administrative expenses include allocations for certain functions historically performed by Noble, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based primarily on direct usage when identifiable or capital expenditures or other relevant allocation drivers during the respective periods. Following the closing of this offering, we will reimburse Noble under our operational services and secondment agreement for the costs of operational employees, including those who work on construction and design, and their management that have been seconded to us, our general partner or our subsidiaries in support of our operations. In addition, Noble will charge us a flat annual fee under our omnibus agreement for certain general and administrative services, such as treasury, accounting and in-house legal services, that Noble will continue to provide to us and we will reimburse Noble for direct out-of-pocket, third-party costs incurred by Noble in providing general and administrative services for our exclusive benefit. We expect to directly incur certain general and administrative expenses. For more information about the fees we will pay to Noble under our operational services and secondment agreement and omnibus agreement and the services covered by those fees, please read "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions." The general and administrative costs and expenses that we will incur directly or that are covered by the amounts that we will pay to Noble include an expected $6.7 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership that are not reflected in our Predecessor's historical combined financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed operations. Historically, our Predecessor's operations were financed as part of Noble's integrated operations and, other than interest under our Predecessor's affiliate loan facilities with Noble, Noble allocated interest expense to our Predecessor for financing its operations.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Following the completion of this offering, we intend to have no debt and an available borrowing capacity of $350 million under a new revolving credit facility, which can be increased by an additional $350 million at our option in certain circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures.

We intend to pay a minimum quarterly distribution of $0.3750 per unit per quarter, which equates to an aggregate distribution of approximately $11.9 million per quarter, or approximately $47.7 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

In connection with the completion of this offering, we intend to enter into a new $350 million revolving credit facility, with a five year maturity. The new revolving credit facility will include a letter of credit sublimit of up to $100 million for issuances of letters of credit. We expect the borrowing capacity on our revolving credit facility may be increased by an additional $350 million subject to certain conditions including compliance with the covenants contained in our credit agreement and requisite commitments from existing or new lenders. Our new revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures.

The borrower under the new revolving credit facility will be Noble Midstream Services, LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by the Partnership and all wholly-owned material subsidiaries of the Partnership. The guarantees may be released in the future upon the occurrence of certain events including the Partnership or the borrower receiving an investment grade debt rating or the Partnership maintaining a four-quarter consolidated EBITDA in excess of $250 million for four consecutive quarters.

Borrowings under our revolving credit facility will bear interest at a rate equal to an applicable margin plus, at our option, either (a) in the case of base rate borrowings, a rate equal to the highest of (1) the prime rate, (2) the greater of the Federal funds rate or the overnight bank funding rate, plus 0.5% and (3) the LIBOR for an interest period of one month plus 1.00% or (b) in the case of LIBOR borrowings, the offered rate per annum for deposits of dollars for the applicable interest period. LIBOR and the applicable margin will be defined in the credit agreement that evidences our new revolving credit facility. We expect the unused portion of the revolving credit facility will be subject to a commitment fee.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, include the closing of this offering. The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to the borrower, the Partnership and their respective subsidiaries. We expect these to include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, transactions with affiliates, merging or consolidating with another company and the making of restricted payments. We expect that the new revolving credit facility will contain specific provisions limiting the borrower and the Partnership from engaging in certain business activities and events of default relating to certain changes in control, including Noble ceasing to own and control 51% of the voting interests of our general partner. We expect that dividends and distributions from the borrower and the Partnership will be permitted so long as (1) no event of default exists on the date of the declaration of such divided or distribution or would result from such declaration; (2) the Partnership is in pro-forma compliance with its consolidated leverage ratio under the new credit facility on the date of such declaration; and (3) such dividend or distribution is made within 60 days of such declaration.

In addition, we expect that the new revolving credit facility will require the Partnership to comply with certain financial covenants including (1) a consolidated leverage ratio as of the end of each fiscal quarter (a) prior to the date that consolidated EBITDA for four fiscal quarters exceeds $135 million, of less than or equal to 4.00

to 1.00, except following certain acquisitions the consolidated leverage ratio shall be less than or equal to 4.50 to 1.00 and (b) on or after the date that consolidated EBITDA for four fiscal quarters exceeds $135 million, of less than or equal to 5.00 to 1.00, except following certain acquisitions the consolidated leverage ratio shall be less than or equal to 5.50 to 1.00 and (2) a consolidated interest coverage ratio of not less than 3.00 to 1.00 as of the end of each fiscal quarter.

Cash Flows

Net cash provided by operating activities, investing activities and financing activities for the years ended 2015 and 2014 and the six months ended June 30, 2016 and 2015 were as follows:

	Year Ended December 31,		Six Months Ended June 30, 2016	
	2015	**2014**	**2016**	**2015**
($ in thousands)				
Net cash provided by (used in) operating activities:......	$ 69,394	$(12,534)	$ 47,009	$ 49,659
Net cash used in investing activities	$(54,461)	$(79,904)	$(16,718)	$(47,220)
Net cash provided by (used in) financing activities:......	$ 11,679	$ 92,438	$(41,445)	$ 17,220

For the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities increased by $81.9 million during the year ended December 31, 2014. The increase was primarily due to an increase in net income due to our entry into revenue agreements in January of 2015, an increase in accounts payable and offset, in part, by an increase in accounts receivable.

Cash used in investing activities decreased $25.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. Capital spending was higher in 2014 primarily due to crude oil gathering infrastructure in the East Pony IDP area and the expansion of the Wells Ranch CGF, which was placed in service in early 2015.

Cash provided by financing activities decreased due to a reduction of capital expansion investment by Noble.

For the six months ended June 30, 2016 as compared to the six months ended June 30, 2015:

Net cash provided by operating activities decreased by $2.7 million during the six months ended June 30, 2016 compared to the six months ended June 30, 2015. The decrease was primarily due to:

• Decrease of $38.0 million due to accounts payable activity;

partially offset by:

• Increase of $17.5 million in net income driven primarily by increased Midstream Services revenues;

• Increase of $9.0 million related to an increase in current income taxes payable;

• Increase of $6.7 million related to a decrease in accounts receivable; and

• Increase of $1.8 million in deferred taxes payable.

Cash used in investing activities decreased $30.5 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015. Capital spending was higher in 2015 primarily due to construction of crude oil gathering infrastructure in the East Pony IDP and the expansion of the Wells Ranch CGF, which were placed into service at the end of the first quarter of 2015.

Cash provided by financing activities decreased primarily due to distributions to Noble of $21.5 million and $21.0 million during the first and second quarters of 2016, respectively, and a lessened need for Noble funding due to our ability to fund from operations.

Contractual Obligations

The following table details the future projected payments associated with our contractual obligations as of December 31, 2015.

	Payments Due by Year				
($ in thousands)	2016	2017-2018	2019-2020	2021 and Thereafter	Total
Asset Retirement Obligations	$ —	$ —	$ —	$3,612	$3,612
Surface Lease Obligations (1)	$ 52	$ 104	$ 104	$ 613	$ 873
Total	$ 52	$ 104	$ 104	$4,225	$4,485

(1) Surface lease obligations represent annual payments to landowners under three surface leases.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk

We currently generate most of our revenues pursuant to fee-based commercial agreements under which we are paid based on the volumes of crude oil, natural gas and water that we gather and handle, rather than the underlying value of the commodity. Consequently, our existing operations and cash flows have little direct exposure to commodity price risk. Although we intend to enter into similar fee-based gathering agreements with new customers in the future, our efforts to negotiate such terms may not be successful.

We may acquire or develop additional midstream assets in a manner that increases our exposure to commodity price risk. Future exposure to the volatility of crude oil, natural gas and NGL prices could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders.

Interest Rate Risk

In connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $62.9 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $0.6 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Seasonality

Demand for crude oil and natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, certain crude oil and natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. These seasonal anomalies can increase demand for crude oil and natural gas during the summer and winter months and decrease demand for crude oil and natural gas during the spring and fall months. With respect to our completed midstream systems, we do not expect seasonal conditions to have a material impact on our throughput volumes. Severe or prolonged winters may, however, impact our ability to complete additional well connections or construction projects, which may impact the rate of our growth. In addition, severe winter weather may also impact or slow the ability of Noble to execute its drilling and development plan.

fresh water to be delivered to the drill site, further strengthening Noble's demand for our water services. During the half ended June 30, 2016, Noble spud 50 horizontal wells, of which 31 were extended reach lateral wells, and 61 wells initiated production. Since January 2010, Noble has spud over 1,100 horizontal wells, covering over five million lateral feet.

The table below shows Noble's DJ Basin drilling activities for the periods presented.

| | Year Ended December 31, | | | Year to Date |
	2013	2014	2015	June 30, 2016
Number of horizontal wells spud	285	303	171	50
Approximate average lateral feet per horizontal well	4,400	5,600	6,200	7,700

The graph below shows Noble's net DJ Basin production and drilling activity from January 1, 2010 through June 30, 2016, and demonstrates the impact that the horizontal drilling program has had on Noble's DJ Basin production. A number of factors impact Noble's production and drilling activity, including the number of drilling rigs that Noble operates on its acreage. See "Risk Factors—Risks Related to Our Business."



Our midstream operations in the DJ Basin were established in order to service Noble's growing production associated with its horizontal drilling program. Since our Predecessor's operations began in October 2013, Noble's overall horizontal production in the DJ Basin has grown from an average of 64 net Mboe/d for the three months ended December 31, 2013 to 92 net Mboe/d for the six months ended June 30, 2016, an increase of 43%, which represents a compound annual growth rate of approximately 16% over the time period.

In the areas of the DJ Basin where Noble is focused and where we have infrastructure, Noble's combined volumes associated with its horizontal drilling program averaged nearly 61 net MBoe/d in the six months ended June 30, 2016, up 29% compared to the six months ended June 30, 2015. We provide crude oil and natural gas gathering services with respect to the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d in the six months ended June 30, 2016, up 67% compared to the six months ended June 30, 2015. For the third quarter of 2016, we expect our gathered volumes to average approximately 63.5 MBoe/d. For the six months ended June 30, 2016, our gathered volumes represented approximately 51% of Noble's DJ Basin gross horizontal production, up from approximately 30% for the six months ended June 30, 2015. Our acreage dedications from Noble along with our commercial agreements and

operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin.

The graph below shows Noble's gross horizontal production in the DJ Basin from January 1, 2010 through June 30, 2016, along with our gathered volumes since our Predecessor's operations initiated in the fourth quarter of 2013. Noble's crude oil and natural gas volumes produced prior to the fourth quarter of 2013 were not connected to our assets; as Noble continues to develop its acreage in the DJ Basin and legacy production continues to decline, we anticipate that we will continue to service an increasing percentage of Noble's volumes in the DJ Basin.

NBLX Gathered Volumes and NBL DJ Basin Gross Hz. Production[(1)]


Gross Volumes
(MBoe/d)
125
100
75
50
25
0
Q4-13 Q2-14 Q4-14 Q2-15 Q4-15 Q2-16
NBLX Gathered Volumes as % of NBL Gross Hz. Production
20% 24% 30% 36% 49% 52%
Expected Q3-16
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11 Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16
NBLX Gathered Volumes
NBL Hz. Volumes

1. NBL gross volumes assume 78% NBL net royalty interest.

Texas Overview

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin for crude oil and produced water services. Noble has already demonstrated improvements in well performance in the year since acquiring this acreage with the application of its unconventional completion expertise. We are working with Noble in the Delaware Basin to implement a centralized facility concept and to apply the expertise and knowledge refined over the last several years in the DJ Basin to the Delaware Basin. The infrastructure will support crude oil and produced water related services which is expected to generate revenue in the Delaware Basin by the second quarter of 2017 and coincides with the expiration or termination of existing water dedications.

The Delaware Basin has significantly evolved over the last several years with multi-bench development, completion improvements and longer laterals, transforming it into one of the most commercial basins in the US. These advancements supported economic development through the recent price cycle. For example, the Southern Delaware Basin has experienced a significant growth in activity since 2012, with monthly crude oil and natural gas production in Reeves County, Texas increasing 512% from January 2012 through April 2016 according to the Railroad Commission of Texas. As producers continue to refine horizontal drilling techniques, the Delaware Basin is expected to experience further growth with additional improvements in completion design and development optimization.

The following table provides a summary of the ROFR assets and ROFR services and the net acreage covered by our ROFR, to the extent known as of June 30, 2016, granted to us by Noble.

Areas Served	NBLX ROFR Service	Current Status of Asset	ROFR Net Acreage
Northern Colorado	• Natural Gas Processing • Natural Gas Gathering	Operational	N/A
Eagle Ford Shale	• Crude Oil Gathering • Natural Gas Gathering • Water Services	Operational	31,000
DJ Basin (other than dedicated above)	To the extent not already covered in dedication in the prior chart: • Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	85,000
Delaware Basin	• Natural Gas Processing • Natural Gas Gathering • Fresh Water Services	Planning	40,000
All future-acquired onshore acreage in U.S. (outside of Marcellus Shale)	• Crude Oil Gathering • Natural Gas Gathering • Water Services	N/A	N/A

Rights of First Offer

Noble has granted us a ROFO with respect to its retained interests in the development companies through which we conduct our midstream services. Please read "Acreage Dedication — Right of First Offer on Retained Interests" for additional information regarding our rights of first offer.

Business Strategies

Our principal business objectives are to generate stable cash flows and increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business by providing outstanding service to our upstream customers. We expect to achieve these objectives through the following business strategies:

- *Acting as the primary provider of midstream services in Noble's dedicated areas*. Our midstream infrastructure currently serves Noble's production on its substantial acreage in the DJ Basin, from which Noble produced an average of 115 MBoe/d of crude oil, condensate, natural gas and NGLs during the first half of 2016, 61 Mboe/d of which was attributable to Noble's horizontal drilling program in our current areas of operation, Wells Ranch IDP and East Pony IDP. We provide crude oil and natural gas gathering services on the majority of Noble's horizontal production in these areas, and, as a result, our gathered volumes averaged 61 MBoe/d for the half, up 67% compared to the first half of 2015. Our acreage dedications from Noble along with our operating footprint will allow us to capture the majority of incremental production volumes associated with Noble's horizontal drilling program in these areas and throughout the DJ Basin. In addition, we plan to service Noble's Delaware Basin acreage after the expiration or termination of certain pre-existing dedications to third parties and installation of appropriate infrastructure. We expect Noble's production volumes to grow from its future horizontal drilling activities, which we anticipate will help us maintain and grow throughput on our crude oil, natural gas and saltwater midstream infrastructure and increase demand for our fresh water services. We are strategically positioned to expand our delivery of midstream services within the areas dedicated to us as Noble executes on its drilling and development plans.

- *Pursuing accretive acquisitions from Noble*. After this offering, Noble will be the sole owner of our general partner and will own a 60.7% limited partner interest in us, consisting of 3,402,584 common units and all of our subordinated units and incentive distribution rights and its retained non-controlling interests in our operating assets and dedications. Noble has granted us a right of first offer, or ROFO, on

138

its retained interests in the development companies that hold our assets and has granted us ROFRs to provide certain midstream services and to acquire certain midstream assets onshore in the United States (other than in the Marcellus Shale). We expect Noble to be strongly incentivized to help us grow our business, including by offering us the opportunity to acquire midstream assets it has retained, develops or acquires in the future and elects to sell.

- *Attracting additional third-party business*. In addition to becoming an integral provider of midstream services for Noble's production in the DJ Basin and Delaware Basin, we intend to continue to market our services to, and pursue strategic relationships with, third-party producers over the long term. We believe that our portfolio of assets and our execution and operational capabilities will position us favorably to compete for additional third-party production. For example, we recently contracted with an unaffiliated third party customer in the DJ Basin through a series of commercial arrangements with expected services to commence in the third quarter of 2017.

- *Focusing on long-term, fixed-fee arrangements to mitigate direct commodity price exposure and enhance the stability of our cash flows*. Our commercial agreements are structured as long-term, fixed-fee arrangements, and we intend to continue to pursue additional long-term, fixed-fee arrangements with Noble and third parties. The commercial agreements that we have in place are all fee-based and establish dedications in our favor with an initial term ending in either 2030 or 2032. We will pursue additional long-term commitments from customers, which may include throughput-based charges, reservation-based charges, or acreage dedications. None of our existing commercial agreements contain minimum volume commitments.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Strategic relationship with Noble*. We have a strategic relationship with Noble, one of the leading producers of crude oil, condensate, natural gas and NGLs in North America. As the owner of our general partner, all of our incentive distribution rights, a 60.7% limited partner interest in us and its retained, non-controlling interests in the development companies that hold our assets, we believe Noble will be incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial agreements with Noble, we have a well-capitalized, investment grade commercial counterparty initially responsible for all of our revenues and expect that our additional third party customer will contribute to our revenue by the third quarter of 2017. In addition, Noble has granted us substantial dedications, a ROFR on significant midstream assets, a ROFR on the right to provide future midstream services in areas key to Noble's development and a ROFO on its retained interests in the development companies that hold our assets. We believe that our relationship with Noble will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically located assets*. Our initial midstream infrastructure assets are located on and around Noble's significant, contiguous acreage in the DJ Basin and serve Noble's current and future production on this acreage. Both the DJ Basin and the Delaware Basin, where we will begin to construct midstream infrastructure assets during the second half of 2016, have been focus areas for extensive industry activity over the last several years. We expect producers, including Noble, to continue to invest substantial capital to develop crude oil and natural gas production in these regions, which will in turn require substantial investment in midstream infrastructure. Noble's concentrated development is intended to centrally locate production and midstream infrastructure rather than replicate services and infrastructure at each wellhead, which we believe will allow us to efficiently gather Noble's production from centralized wellhead equipment. In addition, we believe our customers' contiguous acreage in the DJ Basin and Delaware Basin will provide us opportunities to deliver fresh water in connection with well completion activities and collect, clean and dispose of saltwater. We believe that our existing footprint, coupled with our long-term dedications, positions us to capitalize on midstream growth opportunities on and around our customers' contiguous acreage in the DJ Basin and Delaware Basin.

- ***Long-term, fixed-fee contracts to support cash flows***. We service Noble's liquids-rich production in the DJ Basin pursuant to long-term, fixed-fee contracts. For the twelve months ended June 30, 2016, Noble represented all of our gathered volumes. We have secured dedications from Noble under which we will provide our crude oil, natural gas and water services and we have secured dedications from an unaffiliated third party under which we will provide crude oil gathering and water services, in both cases, pursuant to fixed-fee contracts, inclusive of automatic year-over-year fee increases, with initial terms expiring in 2030 for DJ Basin dedications and 2032 for Delaware Basin dedications. We believe that Noble's horizontal drilling activity and potential new third-party customers will drive the stable growth of our midstream operations. Our contract structure mitigates our direct exposure to commodity price risk and will likely contribute to long-term cash flow stability.

- ***Financial flexibility and strong capital structure***. At the closing of this offering, we expect to have $350 million of availability under our new, undrawn revolving credit facility, which can be increased by an additional $350 million as long as we are in compliance with the covenants contained in our credit agreement and subject to requisite commitments from existing or new lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." We believe that our available borrowing capacity and our expected ability to access debt and equity capital markets provide us with the financial flexibility necessary to execute our business and growth strategies.

- ***Experienced management and operating teams***. Our executive management team has combined experience of over 57 years in designing, acquiring, building, operating, financing and otherwise managing large-scale midstream and other energy assets. In addition, through our omnibus agreement and operational services and secondment agreement with Noble, we employ engineering, construction and operations teams that have significant experience in designing, constructing and operating large scale midstream and other energy assets.

Noble Energy, Inc.

Overview

Noble is a global independent oil and natural gas exploration and production company, with total proved reserves of 1.4 billion Boe at year-end 2015. Noble's diverse resource base includes positions in four premier unconventional U.S. onshore plays—the DJ Basin, Delaware Basin, Eagle Ford Shale and Marcellus Shale—and offshore in the U.S. Gulf of Mexico, Eastern Mediterranean and West Africa. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $15.5 billion as of August 29, 2016.

Noble is one of the largest producers of liquids in the DJ Basin, where it produced, on average, 115 MBoe/d of crude oil, condensate, natural gas and NGLs during 2015, with 67% of such volumes being crude oil and NGLs. Noble's sales volumes in the DJ Basin averaged 115 MBoe/d in the six months ended June 30, 2016, with 66% of such volumes being crude oil and NGLs.

Noble entered the Delaware Basin and Eagle Ford Shale in 2015 through its merger with Rosetta Resources Inc. Noble's current focus is on approximately 88,000 net acres in these areas, of which Noble has dedicated to us approximately 40,000 net acres in the Delaware Basin, certain of which acres are subject to preexisting dedications with respect to produced water services that expire or will be terminated in 2017 and 2018. We are constructing infrastructure to provide crude oil and water midstream services by the end of the third quarter of 2017. Noble has already demonstrated improvements in well performance in the year since acquiring the position with the application of its unconventional completion expertise. The unique combination of an operated and consolidated acreage position has enabled the redesign of the field optimized for long lateral development. As a result of this redesign the current operated undrilled average lateral length is approximately 7,000 feet. Noble has partnered with us in the Delaware Basin to implement the central facility development and to take advantage of the expertise and knowledge developed over the last several years in the DJ Basin. The remainder of Noble's acreage in Texas will continue to be serviced under existing arrangements, subject to the ROFR Noble has granted to us.

Our Relationship with Noble

One of our principal strengths is our relationship with Noble. In connection with the completion of this offering, we will (i) issue 3,402,584 common units and 15,902,584 subordinated units to Noble, representing an aggregate 60.7% limited partner interest in us (or an aggregate 54.8% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a non-economic general partner interest in us to our general partner and issue all of our incentive distribution rights to Noble and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $228.1 million to Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Given Noble's significant ownership interest in us following this offering and its intent to use us as its primary domestic midstream service provider in areas that have not previously been dedicated to other ventures, we believe that Noble will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with Noble. While our relationship with Noble is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Midstream Operations

Areas of Operation


WELD COUNTY
EAST PONY
GREELEY CRESCENT
WELLS RANCH
BRONCO
MUSTANG
Integrated Development Plans
NBL OG Lease as of March 31, 2016
Weld County Boundary

We also operate two crude oil treating facilities, the Platteville and the Briggsdale facilities. These facilities service each of the IDP areas and additional wells that fall outside of these areas. The permits under which we operate the Platteville and Briggsdale facilities permit approximately 1,825,000 Bbls and 2,740,000 Bbls, respectively, of crude oil to be treated during any given year. Crude oil is delivered to the facilities by truck. If treatment is required, the crude oil is directed to, and received by, the treating facility to process the crude oil to meet pipeline specification. For access to and the services provided at the crude oil treating facilities, Noble pays monthly fees based on the number of producing vertical wells and producing horizontal wells located in the DJ Basin that are not connected to our gathering system, whether such wells fall within or outside of an IDP area.

The table below sets forth our crude oil treating operations as of June 30, 2016.

| | Annual Operating Capacity (Bbls) | Number of Wells Subject to Fee[1] | |
		Vertical	Horizontal
Platteville	1,825,000	3,981	519
Briggsdale	2,740,000		

(1) We receive a monthly fee for each Noble-operated well producing in paying quantities in the DJ Basin that is not connected to our crude oil gathering system.

We expect to build out crude oil gathering systems in Greeley Crescent IDP, Mustang IDP and the Delaware Basin to meet Noble's capacity needs as it develops additional wells in each area.

Saltwater

Our current saltwater gathering system in the Wells Ranch IDP gathers and processes liquids produced from operations and consists of a combination of separation and storage facilities, and permanent pipelines, as well as pumping stations to transport saltwater to disposal facilities. We operate an approximately 35-mile gathering pipeline system (which is a shared crude oil and saltwater gathering pipeline) servicing the Wells Ranch IDP. Crude oil and saltwater are separated and measured at facilities at or near the wellhead and recombined and delivered into our gathering system. At the Wells Ranch CGF, the incoming crude oil and saltwater liquid stream is separated, stored, and treated before the crude oil is delivered to a third-party pipeline. The saltwater that we collect and clean is treated for disposal at Noble's election. The Wells Ranch CGF has the capacity to store up to 32,000 Bbls of saltwater while awaiting delivery to a disposal facility. We enter into and manage contracts with third party providers of any saltwater services that we do not perform ourselves. In accordance with our existing arrangements, we expect to expand our existing water services capacity.

The table below sets forth our saltwater operations servicing the Wells Ranch IDP as of and for the dates indicated.

	Year Ended December 31, 2015		Six Months Ended June 30, 2016		As of June 30, 2016 Horizontal Wells	
	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Throughput Capacity (Bbl/d)	Average Daily Throughput (Bbl/d)	Number of Wells	Approx. Average Lateral Feet per Well
Wells Ranch IDP	15,000	5,200	15,000	9,800	330	5,500

Fresh Water Systems

Our fresh water systems provide services for both treated saltwater and raw fresh water that has been withdrawn from a river or ground water, for example. Our fresh water services include distribution and storage services that are integral to Noble's well drilling and completion operations in the DJ Basin.

Our fresh water systems contain an approximately 30-mile fresh water distribution system made up of permanent buried pipelines, 9 miles of which service the East Pony IDP and 20 miles of which service the Wells Ranch IDP. In addition, our fresh water systems include fresh water storage facilities in Wells Ranch, East Pony and Mustang IDPs, temporary pipelines and pumping stations to transport fresh water throughout the pipeline networks. These systems are designed to deliver water on demand to hydraulic fracturing operations and reduce the costs of transporting water long distances by reducing or eliminating most trucking costs. The fresh water systems provide storage capacity that segregates raw fresh water from saltwater that has been treated.

Through our fresh water systems, we provide services to Noble, which continues to hold title to the water. When Noble needs water for well development and completion operations, Noble either transports the water to temporary storage facilities near the applicable well(s) or we deliver the water in our delivery system as described above. We do not own the water nor own or operate fresh water sources, but instead our services are focused on the storage and distribution of the fresh water delivered to us by Noble.

industry for the purpose of making recommendations regarding oil and gas development in communities. After 18 months the Task Force, which included a representative from Noble, concluded its activities on February 27, 2015. Nine recommendations were sent to the governor, seven of which were unanimously supported by members of the Task Force. All nine recommendations have been adopted by legislation or regulation. The COGCC completed work on new rules which govern the siting of large oil and gas operations in urban areas and require greater coordination of drilling operations with local governments. These new rules took effect in March 2016 and there is strong public support for them to be implemented.

Earlier in 2016, the State of Colorado approved for signature gathering four ballot measures which would impact oil and gas operations. Measure 40, which would grant local communities self-governance and the opportunity to ban certain businesses from operating in their jurisdictions, has been withdrawn. Measure 63, which would establish a constitutional right to a healthy environment and provide local governments the obligation to protect the environment, was abandoned when proponents did not submit signatures by the deadline described below. Measure 75 would grant local governments control over oil and gas development, notwithstanding state law. Measure 78 would require that all new oil and gas facilities be located 2,500 feet from occupied structures and an expansive list of landscape features called "areas of special concern." If implemented, Measure 78 would significantly and adversely impact future oil and gas operations and has strong opposition from the oil and gas industry, the governor and the business community.

Proponents delivered signatures on August 8, 2016 for Measures 75 and 78. The process to validate signatures has been initiated, and a final ruling on whether sufficient signatures have been obtained in order to include these initiatives on the November 2016 ballot could take up to four weeks. On August 29, 2016, the Colorado Secretary of State announced that the proponents of these measures did not secure the required number of valid signatures. As a result, none of these measures have met the criteria for inclusion on the November 2016 ballot. However, the process is subject to appeal and while we are confident the measures will remain excluded from the November 2016 ballot, we cannot predict with absolute certainty the outcome of any such appeal.

In February 2013, the COGCC approved new setback rules for crude oil and natural gas wells and production facilities located in close proximity to occupied buildings. Previously, the COGCC allowed setback distances of 150 feet in rural areas and 350 feet in high density urban areas. These have been increased to a uniform 500-foot statewide setback from occupied buildings and 1,000 feet from high occupancy building units. The new setback rules also require operators to utilize increased mitigation measures to limit potential drilling impacts to surface owners and the owners of occupied building units. In addition, the new rules require advance notice to surface owners, the owners of occupied buildings and local governments prior to the filing of an Application for Permit to Drill or Oil and Gas Location Assessment as well as expanded outreach and communication efforts by an operator.

We continue to monitor proposed and new regulations and legislation in all our operating jurisdictions to assess the potential impact on our company. Concurrently, we are engaged in extensive public education and outreach efforts with the goal of engaging and educating the general public and communities about the economic and environmental benefits of safe and responsible crude oil and natural gas development.

Environmental Matters

General

Our gathering pipelines, crude oil treating facilities and saltwater facilities are subject to certain federal, state and local laws and regulations governing the emission or discharge of materials into the environment or otherwise relating to the protection of the environment.

As an owner or operator of these facilities, we comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

- requiring the acquisition of permits to conduct regulated activities;
- restricting the way we can handle or dispose of our materials or wastes;

Directors, Director Nominee and Executive Officers of Noble Midstream GP LLC

Directors are appointed by Noble, the owner of our general partner, and hold office until their successors have been appointed or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table presents information for the directors, director nominee and executive officers of Noble Midstream GP LLC as of July 15, 2016. Our director nominee will become a member of the board of directors of our general partner prior to or in connection with the listing of our common units on the NYSE.

Name	Age	Position with Our General Partner
Terry R. Gerhart	55	Chief Executive Officer and Director
Kenneth M. Fisher	54	Chairman of the Board of Directors
Charles J. Rimer	58	Director
Gary W. Willingham	52	Director
Hallie A. Vanderhider	58	Director Nominee
John F. Bookout, IV.	30	Chief Financial Officer
Thomas W. Christensen	34	Chief Accounting Officer
John C. Nicholson	31	Chief Operating Officer

Terry R. Gerhart was appointed Chief Executive Officer and as a Director of our general partner in October 2015. Mr. Gerhart has over 32 years of experience in the oil and gas industry. Mr. Gerhart currently serves as Vice President, Global Operations Services for Noble, which he was appointed in September 2015. At Noble, Mr. Gerhart previously served as Vice President Africa from April 2013 to September 2015, Vice President Eastern Mediterranean Operations from August 2011 to April 2013, and Vice President International Non-Operated Assets and Global Gas Monetization from December 2009 to August 2011. He began his career with Atlantic Richfield as a petroleum engineer holding various engineering, operations and management positions of increasing importance. He was part of the team that started the US independent Vastar Resources, worked later as an executive for BP, and then with a technology based exploration start-up company before joining Noble. During his career, he has helped design, construct, operate, and manage upstream oil and gas gathering and treatment facilities, natural gas processing plants, and offshore production facilities throughout the world. We believe that Mr. Gerhart's substantial prior experience with Noble and other companies engaged in energy-related businesses will provide the board of directors with valuable insight.

Kenneth M. Fisher was appointed as Chairman of the board of directors of our general partner in October 2015. Mr. Fisher serves as Executive Vice President and Chief Financial Officer of Noble, which he was elected to in April 2014, previously serving as Senior Vice President and Chief Financial Officer from November 2009. Before joining Noble, Mr. Fisher served in a number of senior leadership roles at Shell from 2002 to 2009, including as Executive Vice President of Finance for Upstream Americas, Director of Strategy & Business Development for Royal Dutch Shell plc in The Hague, Executive Vice President of Strategy and Portfolio for Global Downstream in London and CFO of Shell Oil Products US responsible for US downstream finance operations including Shell Pipeline Company. Prior to joining Shell in 2002, Mr. Fisher held senior finance positions within business units of General Electric Company. Mr. Fisher currently serves as a director of CONE Midstream Partners LP. We believe Mr. Fisher's energy industry and financial experience provides the board of directors of our general partner with valuable experience in our financial and accounting matters.

Charles J. Rimer was appointed to the board of directors of our general partner in October 2015. Mr. Rimer currently serves as Senior Vice President of Noble, which he was appointed to in April 2013, and is currently responsible for Noble's U.S. onshore operations. He previously served as Vice President of Operations Services for Noble from 2012 and managed Noble's international West Africa, non-operated and new ventures division from 2002. His prior roles encompassed the construction, startup, and operations of Noble's midstream treating and measurement facilities in West Africa. He also was responsible for Noble's worldwide Major Projects

Division prior to his current assignment. Prior to joining Noble, he held various positions at ARCO, Vastar and Aspect Resources. We believe Mr. Rimer's extensive knowledge of the energy industry and our DJ Basin operations will provide the board of directors of our general partner with valuable experience.

Gary W. Willingham was appointed to the board of directors of our general partner in October 2015. Mr. Willingham currently serves as Executive Vice President of Operations for Noble, which he was appointed to in October 2014, and is currently responsible for Noble's global development, production and facilities operations, drilling, major projects and supply chain activities. Mr. Willingham previously served as Senior Vice President of Noble's U.S. onshore operations, which included responsibility for the DJ Basin midstream assets, beginning in April 2013, and prior to that as Vice President of Strategic Planning, Environmental Analysis and Reserves beginning in 2008. Prior to joining the Company, he held various engineering and commercial positions at ARCO, Vastar Resources and BP America. We believe Mr. Willingham's familiarity with Noble's operations and experience in the energy industry provide the board of directors of our general partner with valuable experience.

Hallie A. Vanderhider currently serves as the Managing Partner of Catalyst Partners, LLC, which position she has held since May of 2013. Previously, she served as a member of the board of directors and as the President and Chief Operating Officer at Black Stone Minerals Company, L.P. ("Black Stone"), from October 1, 2007 through May 31 of 2013. She joined Black Stone in 2003 and served as its Executive Vice President and Chief Financial Officer until being appointed as the President and Chief Operating Officer in 2007. Ms. Vanderhider served as Chief Financial Officer of EnCap Investments L.P. and served in a variety of positions at Damson Oil Corp., including as Chief Accounting Officer. In addition, she served on the following boards of directors: Mississippi Resources LLC, from August of 2014 to February 2016; PetroLogistics GP LLC, from April 2013 to July 2014; Bright Horizons LLC from October of 2013 to January 2016 and Grey Rock Energy Management LLC from August of 2013 to present. We believe that Ms. Vanderhider's previous experience with master limited partnerships and the natural resource industry, as well as her knowledge of financial statements, provide her the necessary skills to be a member of the board of directors of our general partner.

John F. Bookout, IV was appointed Chief Financial Officer in October 2015. Mr. Bookout joined Noble in July 2014 and has most recently been responsible for financial management, planning, business development, and mergers and acquisitions related to Noble's US onshore midstream activities, including the structuring of CONE Midstream Partners, L.P. and the structuring of this initial public offering. Mr. Bookout also served as an advisor to Noble in the Corporate Finance and Treasury group beginning in July 2014. From September 2009 until joining Noble, Mr. Bookout was an Associate at Global Infrastructure Partners.

Thomas W. Christensen was appointed Chief Accounting Officer in August 2016. He previously served as Corporate Finance Manager in Noble's Treasury group since joining the Company following its acquisition of Rosetta Resources in July 2015. Mr. Christensen joined Rosetta Resources in September 2009 and served in positions of increasing responsibility, including most recently serving as its Assistant Controller overseeing SEC reporting, corporate accounting, income taxes and technical accounting matters. Prior to joining Rosetta, Mr. Christensen worked as an auditor in PricewaterhouseCoopers's energy practice. Mr. Christensen is a certified public accountant.

John C. Nicholson was appointed Chief Operating Officer in October 2015. Mr. Nicholson has eight years of experience in the oil and gas industry and with Noble, having joined Noble in June 2007. During this time, Mr. Nicholson has held various positions, including most recently serving as an Investor Relations Advisor for Noble from July 2014 until his appointment to Chief Operating Officer and from January 2012 to July 2014 served as a Project Manager for a deepwater development offshore West Africa.

Board Leadership Structure

Although the chief executive officer of our general partner currently does not also serve as the chairman of the board, the board of directors of our general partner has no policy with respect to the separation of the offices

of chairman of the board of directors and chief executive officer. Instead, that relationship will be defined and governed by the amended and restated limited liability company agreement of our general partner to be entered into in connection with the closing of this offering, which will permit the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Noble. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2017." The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Compensation of Our Officers and Directors

Executive Compensation

We and our general partner were formed in December 2014. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors or executive officers for the 2014 fiscal year or prior periods. Because our general partner's executive officers are employed by Noble, compensation of the executive officers will be set and paid by Noble. Our general partner has not entered into any employment agreements with any of its executive officers. We expect that compensation for our general partner's executive officers in 2016 will continue to be determined and structured under Noble's compensation programs. Under our operational services and secondment agreement with Noble, we will reimburse Noble for the portion of our executive officers' compensation that is attributable to the management of the operational aspects of our business. The compensation for the other executive officers is embedded in the flat fee that Noble will charge to us under the omnibus agreement. See "Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement" and "Risk Factors—Risks Related to Our Business—We do not have any officers or employees and rely on officers of our general partner and employees of Noble." Following the consummation of this offering, we expect that:

- John F. Bookout, IV, our Chief Financial Officer, John C. Nicholson, our Chief Operating Officer and Thomas W. Christensen, our Chief Accounting Officer, will devote substantially all of their time managing our business and affairs;

- Terry R. Gerhart, our Chief Executive Officer, is also an officer of Noble and will devote the majority of his time to his position at Noble. As needed, he will also spend time directly managing our business and affairs.

Our general partner's executive officers, as well as the employees of Noble who provide services to us, may participate in employee benefit plans and arrangements sponsored by Noble, including plans that may be established in the future, and certain of such officers and employees of Noble who provide services to us currently hold grants under Noble's equity incentive plans and will retain these grants after the completion of this offering.

Compensation of Our Directors

The officers or employees of our general partner or Noble who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. In connection with this offering, directors of our general partner who are not officers or employees of our general partner or Noble, or "non-employee directors," will receive cash and equity-based compensation for their services as directors. The non-employee director compensation program will consist of the following:

- an annual retainer of $60,000;

- an additional annual retainer of $20,000 for service for each of the chair of the audit committee and the conflicts committee; and

- an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $120,000.

Non-employee directors will also receive reimbursement for out-of-pocket expenses they incur in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the Noble Midstream Partners LP 2016 Long-Term Incentive Plan, or our LTIP, under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 1,860,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Noble Midstream Partners LP that will be issued upon the completion of this offering and the related transactions and held by:

- each unitholder known by us to beneficially hold 5% or more of our outstanding units;

- each director or director nominee of our general partner;

- each named executive officer of our general partner; and

- all of the directors, director nominee and executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a non-economic general partner interest to our general partner and all of the incentive distribution rights to Noble.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table assumes that the underwriters' option to purchase additional common units is not exercised. The percentage of total common units and subordinated units to be beneficially owned is based on a total of 15,902,584 common units and 15,902,584 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominee and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
Noble Energy, Inc.	3,402,584	21.4%	15,902,584	100%	60.7%
Directors/Named Executive Officers					
Terry R. Gerhart	—	—	—	—	—
Kenneth M. Fisher	—	—	—	—	—
Charles J. Rimer	—	—	—	—	—
Gary W. Willingham	—	—	—	—	—
John F. Bookout, IV	—	—	—	—	—
Thomas W. Christensen	—	—	—	—	—
John C. Nicholson	—	—	—	—	—
Director Nominee					
Hallie A. Vanderhider	—	—	—	—	—
All Directors, Director Nominee and Executive Officers as a group					
(8 persons)	—	—	—	—	—

---

(1) Unless otherwise indicated, the address for all beneficial owners in this table is c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070.

The following table sets forth, as of August 30, 2016, the number of shares of Noble common stock beneficially owned by each of the directors, director nominee and named executive officers of our general partner and all of the directors, director nominee and executive officers of our general partner as a group. The percentage of total shares is based on 429,671,813 shares outstanding as of June 30, 2016. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of August 30, 2016 and the shares underlying restricted stock awards that will be settled within 60 days of August 30, 2016. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of Noble common stock set forth opposite such person's name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Named Executive Officers		
Terry R. Gerhart	120,883	*
Kenneth M. Fisher	504,302	*
Charles J. Rimer	221,914	*
Gary W. Willingham	272,322	*
John F. Bookout, IV	312	*
Thomas W. Christensen	2,416	*
John C. Nicholson	2,760	*
Director Nominee		
Hallie A. Vanderhider	—	—
All Directors, Director Nominee and Executive Officers as a group		
(8 persons)	1,124,909	*

_____

*   Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Noble will own 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a non-economic general partner interest in us and Noble will own all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation/Offering Stage

The consideration received by our general partner and its affiliates, including Noble, prior to or in connection with this offering for the contribution of the controlling interests in our development companies to us . . . .

- 3,402,584 common units (or 1,527,584 common units if the underwriters exercise in full their option to purchase additional common units);

- 15,902,584 subordinated units;

- a distribution of approximately $228.1 million from the net proceeds of this offering (or $263.2 million if the underwriters exercise in full their option to purchase additional common units);

- the incentive distribution rights; and

- a non-economic general partner interest.

Post-IPO Operational Stage

Distributions of available cash to Noble . . . .

We will generally make cash distributions to our unitholders pro rata, including Noble, as holder of an aggregate of 3,402,584 common units and 15,902,584 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by Noble will entitle it to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to make the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Noble would receive an aggregate annual distribution of approximately $29.0 million on its common units and subordinated units (or $26.1 million if the underwriters exercise in full their option to purchase additional common units).

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Noble and our general partner that will address the following matters:

- our payment of an annual general and administrative fee, initially in the amount of $6.85 million (prorated for the first year of service), for the provision of certain services by Noble and its affiliates;

- our ROFRs on existing and future acquired assets and the right to provide certain services, including:

  - *East Pony Natural Gas Gathering and Northern Colorado Gas Processing*. The right to provide natural gas processing and natural gas gathering services on approximately 44,000 net acres located in East Pony IDP, the right to acquire approximately 233 miles of natural gas gathering pipelines and two natural gas processing plants,

  - *Eagle Ford Shale*. The right to provide crude oil gathering, natural gas gathering and water services on approximately 31,000 net acres in Dimmit and Webb Counties and the right to purchase certain existing crude oil, natural gas and water gathering systems that service a portion of Noble's contiguous acreage in the Eagle Ford Shale,

  - *DJ Basin*. The right to provide crude oil gathering, natural gas gathering and water services on approximately 85,000 net acres in the DJ Basin,

  - *Delaware Basin*. The right to provide natural gas gathering, natural gas processing and fresh water services on the same acreage that is dedicated to us for oil and produced water gathering, which is approximately 40,000 net acres in Delaware Basin, and

  - *Future acquired acreage in the onshore United States*. The right to provide crude oil gathering, natural gas gathering and water services on all acreage that Noble acquires after the date of the Closing that is onshore United States (outside the Marcellus Shale);

- our ROFO to acquire Noble's retained interests in each of our development companies; and

- an indemnity by Noble for certain environmental and other liabilities, and our obligation to indemnify Noble for events and conditions associated with the operations of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Noble is not required to indemnify us.

If Noble ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms. The ROFR and ROFO contained in our omnibus agreement will terminate on the earlier of 15 years from the closing of this offering, the date that Noble no longer controls our general partner and on the written agreement of all parties.

Payment of general and administrative support fee and reimbursement of expenses. We will pay Noble a flat fee, initially in the amount of $6.85 million per year (payable in equal monthly installments and prorated for the first year of service), for the provision of certain general and administrative services for our benefit, including: executive services; financial and administrative services (including treasury and accounting); information technology; in-house legal services; corporate health, safety and environmental services; facility services; human resources services; procurement services; corporate engineering services, including asset integrity and regulatory services; logistical services; asset oversight; business development services; investor relations; tax matters; and public company reporting services.

Once per year, Noble will submit a good faith estimate of the general and administrative services fee based on the services that Noble anticipates providing to us during the following year. The board of directors of our general partner will have the opportunity to review the proposed general and administrative fee for the upcoming year and submit disputes to Noble; *provided, however*, that the fee will not be increased from the initial $6.85 million per year for the first three years following the closing of this offering. If Noble and the board of directors

Following the completion of this offering, Noble will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of their ownership of an aggregate 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to the tenth anniversary of the closing of this offering, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest . .	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to the tenth anniversary of the closing of this offering. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Noble may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Noble will own an aggregate of 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) our general partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

- any other amendments substantially similar to any of the matters described in the clauses above.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to the tenth anniversary of the closing of this offering, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days' written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after the tenth anniversary of the closing of this offering, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 ⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33 ⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Following the completion of this offering, Noble will own an aggregate of 3,402,584 common units and 15,902,584 subordinated units, representing an aggregate 60.7% limited partner interest (or 1,527,584 common units and 15,902,584 subordinated units, representing an aggregate 54.8% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 3,402,584 common units and 15,902,584 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of our common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Noble Midstream Partners LP. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in Noble Midstream Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections" and "—Administrative Matters—Information Returns and Audit Procedures," we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2019, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous

219

UNDERWRITING

Barclays Capital Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Robert W. Baird & Co. Incorporated	
J.P. Morgan Securities LLC	
Total	12,500,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

In addition, we will pay an aggregate structuring fee of 0.65% of the gross proceeds of this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Robert W. Baird & Co. Incorporated for evaluation, analysis and structuring of this offering. We have agreed to reimburse the underwriters for expenses related to the review by the Financial Industry Regulatory Authority ("FINRA") of the terms of this offering, including up to $20,000 in expenses for counsel.

The representatives have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $3,600,000 (excluding underwriting discounts, structuring fees and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 additional common units from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section. Any remaining common units not purchased by the underwriters pursuant to exercise of the option to purchase additional common units will be issued to Noble at the expiration of the option period for no additional consideration, and these common units will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

Lock-Up Agreements

We, Noble, our general partner, the directors and executive officers of our general partner and holders of more than 5% of our outstanding common units, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than the common units issued pursuant to employee benefit plans or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under "—Directed Unit Program," any common units sold in the Directed Unit Program to our directors or officers shall be subject to the lock-up agreement described above. Any participants in the Directed Unit Program who purchase more than $100,000 of common units under the program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. Any other participants in the Directed Unit Program will be subject to a 30-day lock-up. These lock ups will have similar restrictions as the lock-up agreement described above.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, through a directed unit program. The number of

common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of 30 days from the date of this prospectus, or 180 days for participants who purchase more than $100,000 of common units, he or she will not, without the prior written consent of J.P. Morgan Securities LLC, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. J.P. Morgan Securities LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

- the history and prospects for the industry in which we compete;

- our financial information;

- the ability of our management and our business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units or purchasing common

- the recognition of incremental expenses for providing water life-cycle management functions set forth in the amended commercial agreements, effective October 1, 2015;

- our entry into a new $350 million revolving credit facility;

- our entry into an omnibus agreement with Noble;

- the consummation of this offering and our issuance of (i) 12,500,000 common units to the public (assuming the underwriters' option to purchase additional 1,875,000 common units from us is not exercised) and (ii) 3,402,584 common units, 15,902,584 subordinated units, a non-economic general partner interest in us and all of our incentive distribution rights ("IDRs") to Noble; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The pro forma financial statements do not give effect to an estimated $6.7 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation. The pro forma financial statements also do not give effect to variable general and administrative costs we will incur under the omnibus agreement and the operational services and secondment agreement that we will enter into with Noble as of the closing of this offering. As a result, the pro forma financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2015
(thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues				
Revenues—Related Party	$87,837	$ 20,630	(a)	$ 108,467
Income from Investments	4,621	—		4,621
Total Revenues	92,458	20,630		113,088
Expenses				
Direct Operating	16,933	10,516	(a)	27,449
Depreciation	6,891	—		6,891
General and Administrative	2,771	4,565	(b)	7,336
Total Expenses	26,595	15,081		41,676
Operating Income (Loss)	65,863	5,549		71,412
Interest Expense	4,595	(3,895)	(c)	700
Income Tax Expense (Benefit)	23,226	(23,226)	(d)	—
Net Income (Loss)	38,042	32,670		70,712
Net income attributable to non-controlling interests	—	17,086	(e)	17,086
Net income attributable to Noble Midstream Partners LP	$38,042	$ 15,584		$ 53,626
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP				$ —
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:				
Common units				26,813
Subordinated units				26,813
Pro forma net income per limited partner unit (basic and diluted)				
Common units				1.69
Subordinated units				1.69
Pro forma weighted average number of limited partner units outstanding (basic and diluted)				
Common units				15,902,584
Subordinated units				15,902,584

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Statements of Operations
Six Months Ended June 30, 2016
(thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Revenues			
Revenues—Related Party	$65,092	$ —	$ 65,092
Income from Investments	2,439	—	2,439
Total Revenues	67,531	—	67,531
Expenses			
Direct Operating	12,573	—	12,573
Depreciation	4,363	—	4,363
General and Administrative	4,823	—	4,823
Total Expenses	21,759	—	21,759
Operating Income (Loss)	45,772	—	45,772
Interest Expense	645	(295)(c)	350
Income Tax Expense (Benefit)	17,182	(17,182)(d)	—
Net Income (Loss)	27,945	17,477	45,422
Net income attributable to non-controlling interests	—	10,447(e)	10,447
Net income attributable to Noble Midstream Partners LP	$27,945	$ 7,030	$ 34,975
Pro forma general partners interest in net income attributable to Noble Midstream Partners LP		$ —	
Pro forma limited partners' interest in net income attributable to Noble Midstream Partners LP:			
Common units			17,488
Subordinated units			17,488
Pro forma net income per limited partner unit (basic and diluted)			
Common units			1.10
Subordinated units			1.10
Pro forma weighted average number of limited partner units outstanding (basic and diluted)			
Common units			15,902,584
Subordinated units			15,902,584

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2016
(thousands)

	Historical	Pro Forma Adjustments	Pro Forma
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 15,458	$2,429(f)	$ 17,887
Other Current Assets	10,598	—	10,598
Total Current Assets	26,056	2,429	28,485
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	280,069	—	280,069
Less: Accumulated Depreciation	(27,064)	—	(27,064)
Total Property, Plant and Equipment, Net	253,005	—	253,005
Investments	11,877	—	11,877
Deferred Charges	2,429	(2,429)(g)	—
Other Assets	—	2,300(h)	2,300
Total Assets	$293,367	$2,300	$295,667
LIABILITIES AND NET PARENT INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 692	$ —	$ 692
Other Current Liabilities	15,946	(9,368)(d)	6,578
Total Current Liabilities	16,638	(9,368)	7,270
Long-Term Debt	—		—
Deferred Tax Liability	20,955	(20,955)(d)	—
Asset Retirement Obligations	4,923	—	4,923
Other Long-Term Liabilities	732	—	732
Total Liabilities	43,248	(30,323)	12,925
Net parent investment / partners' capital			
Net parent investment	250,119	(250,119)(i)	—
Common unitholders—Public	—	230,400(j)	230,400
Common unitholders—Noble	—	(2,133)(i)	(2,133)
Subordinated unitholders—Noble	—	(9,968)(i)	(9,968)
General Partner—Noble	—	— (j)	—
Noncontrolling interest—Noble	—	64,443(i)	64,443
Total net parent investment / partners' capital	250,119	32,623	282,742
Total Liabilities and Net Parent Investment	$293,367	$2,300	$295,667

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

1. **Pro Forma Adjustments and Assumptions**

   The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included adjustments that are directly attributable to the transactions, factually supportable and, with respect to the statements of operations, expected to have a continuing impact on the combined results. A general description of these transactions and adjustments is provided as follows:

   (a) Represents the pro forma adjustment to revenues associated with the Partnership's execution of amended long-term, fixed-fee commercial agreements with Noble, effective October 1, 2015. The increase to revenue is calculated using the fees under the amended commercial agreements applied to the historical volumes for the period January 1, 2015 through September 30, 2015. The amended commercial agreements also expanded water services provided to Noble effective October 1, 2015, for which we incurred additional operating costs. The increase to pro forma direct operating expense is due to the incremental operating cost of providing expanded water services for the period from January 1, 2015 to September 30, 2015. No pro forma adjustment for the period October 1, 2015 through December 31, 2015 was necessary as revenues and expenses were calculated in accordance with the amended commercial agreements.

   (b) Represents the fixed-fee portion of additional general and administrative expenses incurred under our omnibus agreement.

   (c) Represents the pro forma adjustment to interest expense associated with our allocated portion of Noble's interest expense and the amortization of origination fees and the commitment fee associated with the new revolving credit facility over the five year expected term of the facility. As of the date of the offering, we do not expect to draw on the revolving credit facility.

   (d) We will not be subject to income taxes as a publicly traded partnership. As such, this adjustment removes our historical taxes.

   (e) Represents the 20%, 75%, 95%, 0%, 75% and 75% non-controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP, San Juan River DevCo LP and Blanco River DevCo LP, respectively, retained by Noble, that have been calculated for each of the periods presented.

   (f) Represents the net adjustments to cash and cash equivalents, as follows (in thousands):

	June 30, 2016
Gross proceeds from initial public offering	$ 250,000
Underwriters' discount and fees	(16,000)
Expenses and costs of initial public offering (see note g)	(1,296)
Payment of debt issuance costs (see note c)	(2,175)
Distribution of proceeds to Noble	(228,100)
Cash and cash equivalents pro forma adjustment	$ 2,429

   (g) Expenses and costs of initial public offering includes deferred charges of $2.3 million and cash expenses of $1.3 million.

   (h) Represents the capitalization of origination fees and the commitment fee associated with the new revolving credit facility.

   (i) Represents the elimination of Noble's net investment in us after giving effect to Noble's contribution to us of 80%, 25%, 5%, 100%, 25% and 25% controlling interests in Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, Laramie River DevCo LP, San Juan River DevCo LP and Blanco River DevCo LP, respectively. The adjustment also represents the distribution of the remaining IPO proceeds of $228.1 million to Noble.

Noble Midstream Partners LP

Notes to Unaudited Pro Forma Condensed Financial Statements

(j) Represents net adjustments to the public common unitholders' partners' capital, as follows (in thousands):

	June 30, 2016
Gross proceeds from initial public offering (see note f)	$250,000
Underwriters' discount and fees (see note f)	(16,000)
Expenses and costs of initial public offering (see note g)	(3,600)
	$230,400

2. Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method by the number of common units and subordinated units expected to be outstanding at the completion of this offering. For purposes of this calculation, we assumed (1) the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 15,902,584 common units and 15,902,584 subordinated units. The common and subordinated unitholders represent an aggregate 100% limited partner interest in us. All units were assumed to have been outstanding since January 1, 2015. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon on the assumption that distributions declared equal the minimum quarterly distribution.

Noble Midstream Partners LP Predecessor

Condensed Combined Balance Sheets
(in thousands)
(unaudited)

	Supplemental Pro Forma June 30, 2016	June 30, 2016	December 31, 2015
ASSETS			
Current Assets			
Cash and Cash Equivalents	$ 15,458	$ 15,458	$ 26,612
Accounts Receivable—Related Party	10,516	10,516	13,250
Other Current Assets	82	82	83
Total Current Assets	26,056	26,056	39,945
Property, Plant and Equipment			
Total Property, Plant and Equipment, Gross	280,069	280,069	273,722
Accumulated Depreciation and Amortization	(27,064)	(27,064)	(22,789)
Total Property, Plant and Equipment, Net	253,005	253,005	250,933
Investments	11,877	11,877	12,279
Deferred Charges	2,429	2,429	2,161
Total Assets	$293,367	$293,367	$305,318
LIABILITIES AND PARENT NET INVESTMENT			
Current Liabilities			
Accounts Payable—Related Party	$ 692	$ 692	$ 4,735
Accounts Payable—Trade	5,498	5,498	18,356
Due to Affiliate	228,100	—	—
Income Taxes Payable	9,368	9,368	164
Accrued Ad Valorem Tax	1,080	1,080	990
Total Current Liabilities	244,738	16,638	24,245
Deferred Tax Liability	20,955	20,955	13,140
Asset Retirement Obligations	4,923	4,923	3,612
Other Long-Term Liabilities	732	732	782
Total Liabilities	271,348	43,248	41,779
Commitments and Contingencies			
Total Net Equity—Parent Net Investment	22,019	250,119	263,539
Total Liabilities and Parent Net Investment	$293,367	$293,367	$305,318

The accompanying notes are an integral part of these unaudited condensed combined financial statements

Note 8. Segments

Our operations are located in the U.S. and are organized into the following reporting segments: Gathering Systems, Water Delivery, Investments in Midstream Entities, and Partnership and Other. Our reportable segments comprise the structure used by our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance.

Partnership expenses include general expenses associated with managing all reportable segments. Partnership assets consist primarily of cash, accounts receivable and deferred charges.

Summarized financial information concerning the Partnership's reportable segments is shown in the following tables:

	Gathering Systems	Water Delivery	Investments in Midstream Entities	Partnership and Other	Combined
Six Months Ended June 30, 2016					
Revenues—Related Party	$ 46,404	$18,688	$ —	$ —	$65,092
Income from Investments	—	—	2,439	—	2,439
Total Revenues	46,404	18,688	2,439	—	67,531
Income (Loss) before Income Taxes	37,111	11,086	2,439	(5,509)	45,127
Six Months Ended June 30, 2015					
Revenues—Related Party	$ 22,599	$ 6,464	$ —	$ —	$29,063
Income from Investments	—	—	2,358	—	2,358
Total Revenues	22,599	6,464	2,358	—	31,421
Income (Loss) before Income Taxes	14,351	4,240	2,358	(4,237)	16,712
June 30, 2016					
Total Assets	204,166	48,839	11,877	28,485	293,367
December 31, 2015					
Total Assets	201,744	49,189	12,279	42,106	305,318

Note 9. Unaudited Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net income (loss) per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $228.1 million to Noble to be paid upon completion of the Offering. Accordingly, the Partnership is deemed to have used $228.1 million of net proceeds of the Offering of common units to pay the distribution, which is evidenced by a due to affiliate reflected in the supplemental condensed combined pro forma balance sheet.

The Predecessor had net income of $27.9 million for the six months ended June 30, 2016. Supplemental pro forma net income (loss) per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with the offering in order to pay the distribution, and subordinated units were outstanding for the six months ended June 30, 2016. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 10,860,282. This number was calculated by dividing the total $200.2 million distribution in excess of earnings for the six months ended June 30, 2016 by the initial public offering price of $18.43 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses).

The Predecessor had net income of $38.0 million for the year ended December 31, 2015. Supplemental pro forma net income per limited partner unit assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net loss per limited partner unit assumes common units, which includes the common units that would have been required to be issued in connection with this offering in order to pay the distribution, and subordinated units were outstanding for the year ended December 31, 2015. The number of common units deemed to have been sold in the Offering in order to pay the distribution described above is 10,312,425. This number was calculated by dividing the total $190.1 million distribution in excess of earnings for the year ended December 31, 2015 by the initial public offering price of $18.43 per unit (the mid-point of the price range set forth on the cover page of this prospectus after deducting underwriting discounts, the structuring fee and estimated offering expenses). There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation for either period presented.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Expansion Capital Expenditures**" means cash expenditures for Acquisitions or Capital Improvements and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt to fund Expansion Capital Expenditures. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"**Final Subordinated Units**" has the meaning given such term in Section 6.1(d)(x)(A).

"**First Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(D).

"**First Target Distribution**" means $0.4313 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending September 30, 2016, it means the product of $0.4313 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Fully Diluted Weighted Average Basis**" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period *plus* (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means Noble Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Minimum Quarterly Distribution**" means $0.3750 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.3750 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**NBL Midstream**" has the meaning given such term in the preamble.

"**Net Agreed Value**" means (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4(b)) that are recognized (i) after the Liquidation Date ("*Liquidation Gain*") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("*Sale Gain*"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.4(d) on the date of a Revaluation Event ("*Revaluation Gain*"); *provided, however*, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and *provided, further*, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.4688 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.4688 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**Subordinated Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2019 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units,

Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Supplemental Terms Annex**" has the meaning given such term in Section 5.5(b).

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Tax Matters Partner**" has the meaning given such term in Section 9.3.

"**Tenth Anniversary**" means [   ], 2026.

"**Third Target Distribution**" means $0.5625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2016, it means the product of $0.5625 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**Transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided,*



Noble Midstream Partners LP

12,500,000 Common Units
Representing Limited Partner Interests

Prospectus
, 2016

Lead Book-Running Managers

Barclays
Baird
J.P. Morgan

Through and including   , 2016 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-Up Agreement) (previously filed as Exhibit 1.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016
3.1*	Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.2*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.3*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.3 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
3.4	Form of First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP (included as Appendix A to the Prospectus)
3.5*	Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.4 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.6*	Amendment to Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.7*	Form of First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC (previously filed as Exhibit 3.7 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
5.1*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
8.1*	Opinion of Andrews Kurth LLP relating to tax matters (previously filed as Exhibit 8.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
10.1	Form of Contribution, Conveyance and Assumption Agreement
10.2#*	Form of Noble Midstream Partners LP 2016 Long-Term Incentive Plan (previously filed as Exhibit 10.2 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.3	Form of Omnibus Agreement
10.4*	Form of Operational Services and Secondment Agreement (previously filed as Exhibit 10.4 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.5	Form of Credit Agreement
10.6*	Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (previously filed as Exhibit 10.6 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.7†*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.7 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.7.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.7.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7.2▲	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.8*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.8 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.8.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.8.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.8.1.1▲	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.8.2*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.8.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.9▲	Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services▲
10.10†*	Second Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.10 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.10.1†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.10.2†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.11*	Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.11 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.12.1†*	Amendment 01 to Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of January 1, 2016, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12.1 to Amendment No. 3 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on April 1, 2016)
10.12.2†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.12.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12.3†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.13†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.13 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.13.1†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.13.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.13.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.14*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.14 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.14.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.14.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.14.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.15*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.15 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.15.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.15.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.15.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP

Exhibit number	Description
10.16*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.16 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.16.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.16.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.16.1.1†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.16.2*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.16.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.17*	Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (previously filed as Exhibit 10.17 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.18 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.18.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.18.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.19†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.19 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.19.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.19.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.19.2†	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.20†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.20 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.20.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.20.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.20.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.21*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.21 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.21.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.21.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP
10.22*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.22 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.22.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.22.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.22.1.1	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.22.2*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.22.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.23*	Second Amended and Restated Terms and Conditions Relating to Crude Oil Gathering Services (previously filed as Exhibit 10.23 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.24 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.24.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.24.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.24.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.25†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.25 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.25.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.25.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.25.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.26*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.26 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.26.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.26.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.26.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.27*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.27 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.27.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.27.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.27.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.28*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.28 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.28.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.28.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.28.1.1▲	▲Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.28.2*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.28.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.29*	Form of Agreement of Limited Partnership of Colorado River DevCo LP (previously filed as Exhibit 10.29 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.30*	Form of Agreement of Limited Partnership of Green River DevCo LP (previously filed as Exhibit 10.30 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.31*	Form of Agreement of Limited Partnership of Gunnison River DevCo LP (previously filed as Exhibit 10.31 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.32*	Form of Agreement of Limited Partnership of Laramie River DevCo LP (previously filed as Exhibit 10.32 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.33*	Form of Agreement of Limited Partnership of San Juan River DevCo LP (previously filed as Exhibit 10.33 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.34*	Form of Agreement of Limited Partnership of Blanco River DevCo LP (previously filed as Exhibit 10.34 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.35▲	▲Texas Agreement Terms and Conditions Relating to Crude Oil Gathering Services▲
10.36†▲	▲Texas Oil Gathering Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP▲
10.37▲	▲Texas Agreement Terms and Conditions Relating to Produced Water Services▲
10.38†▲	▲Texas Produced Water Services Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP▲
21.1*	List of Subsidiaries of Noble Midstream Partners LP (previously filed as Exhibit 21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23.4*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
23.5*	Consent of Director Nominee (previously filed as Exhibit 23.5 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

_____

*   Filed previously.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 7, 2016.


NOBLE MIDSTREAM PARTNERS LP

By: Noble Midstream GP LLC,
        its general partner

By: _____

    Terry R. Gerhart
    Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on September 7, 2016.

_____ Terry R. Gerhart	Chief Executive Officer and Director (Principal Executive Officer)
_____ John F. Bookout, IV	Chief Financial Officer (Principal Financial Officer)
_____ Kenneth M. Fisher	Chairman of the Board of Directors
_____ Charles J. Rimer	Director
_____ Gary W. Willingham	Director

    * Terry R. Gerhart hereby signs this Amendment No. 7 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact on September 7, 2016, pursuant to powers of attorney previously included with the Registration Statement on Form S-1 of Noble Midstream Partners LP filed on October 22, 2015 with the Securities and Exchange Commission.

By: _____
    Terry R. Gerhart
    Attorney-in-fact

POWER OF ATTORNEY

The person whose signature appears below appoints Terry R. Gerhart and John F. Bookout, IV , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities indicated on September 7, 2016.

_____	Chief Accounting Officer
Thomas W. Christensen	

Exhibit Index

Exhibit number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-Up Agreement) (previously filed as Exhibit 1.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016
3.1*	Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.2*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.3*	Amendment to the Certificate of Limited Partnership of Noble Midstream Partners LP (previously filed as Exhibit 3.3 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
3.4	Form of First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP (included as Appendix A to the Prospectus)
3.5*	Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.4 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.6*	Amendment to Certificate of Formation of Noble Midstream GP LLC (previously filed as Exhibit 3.5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
3.7*	Form of First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC (previously filed as Exhibit 3.7 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
5.1*	Opinion of Andrews Kurth LLP as to the legality of the securities being registered (previously filed as Exhibit 5.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
8.1*	Opinion of Andrews Kurth LLP relating to tax matters (previously filed as Exhibit 8.1 to Amendment No. 2 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 12, 2015)
10.1	Form of Contribution, Conveyance and Assumption Agreement
10.2#*	Form of Noble Midstream Partners LP 2016 Long-Term Incentive Plan (previously filed as Exhibit 10.2 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.3	Form of Omnibus Agreement
10.4*	Form of Operational Services and Secondment Agreement (previously filed as Exhibit 10.4 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.5	Form of Credit Agreement
10.6*	Second Amended and Restated Agreement Terms and Conditions Relating to Gas Gathering Services (previously filed as Exhibit 10.6 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7†*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.7 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.7.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.7.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.7.2	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.8*	Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.8 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.8.1†*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.8.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.8.1.1	Amendment 01 to that certain Second Amended and Restated Gas Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.8.2*	Second Amended and Restated Gas Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.8.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.9	Third Amended and Restated Agreement Terms and Conditions Relating to Crude Oil Treating Services
10.10†*	Second Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.10 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.10.1†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.10.2†	Third Amended and Restated Crude Oil Treating Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.11*	Second Amended and Restated Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.11 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.12.1†*	Amendment 01 to Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of January 1, 2016, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.12.1 to Amendment No. 3 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on April 1, 2016)

Exhibit number	Description
10.12.2†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.12.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.12.3†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.13†*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.13 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.13.1†*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.13.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.13.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.14*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.14 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.14.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.14.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.14.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP
10.15*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.15 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.15.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.15.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.15.2†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP
10.16*	Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.16 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.16.1*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.16.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.16.1.1†	Amendment 01 to that certain Second Amended and Restated Produced Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP
10.16.2*	Second Amended and Restated Produced Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.16.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.17*	Second Amended and Restated Agreement Terms and Conditions Relating to Fresh Water Services (previously filed as Exhibit 10.17 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.18 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.18.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.18.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.18.2	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP
10.19†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and San Juan River DevCo LP (previously filed as Exhibit 10.19 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.19.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and San Juan River DevCo LP (previously filed as Exhibit 10.19.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.19.2†	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and San Juan River DevCo LP
10.20†*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.20 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.20.1†*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.20.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.20.2▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.21*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.21 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.21.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.21.2▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.22*	Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.22 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.22.1*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.22.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.22.1.1▲	Amendment 01 to that certain Second Amended and Restated Fresh Water Services Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.22.2*	Second Amended and Restated Fresh Water Services Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.22.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.23*	Second Amended and Restated Terms and Conditions Relating to Crude Oil Gathering Services (previously filed as Exhibit 10.23 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.24 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.24.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 01, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.24.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.24.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 01, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.25†*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Colorado River DevCo LP (previously filed as Exhibit 10.25 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)

Exhibit number	Description
10.25.1†*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 02, effective as of March 31, 2016, among Noble Energy, Inc. and Colorado River DevCo LP (previously filed as Exhibit 10.25.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.25.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 02, effective as of September 1, 2016, among Noble Energy, Inc. and Colorado River DevCo LP▲
10.26*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Green River DevCo LP (previously filed as Exhibit 10.26 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.26.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 03, effective as of March 31, 2016, among Noble Energy, Inc. and Green River DevCo LP (previously filed as Exhibit 10.26.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.26.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 03, effective as of September 1, 2016, among Noble Energy, Inc. and Green River DevCo LP▲
10.27*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Gunnison River DevCo LP (previously filed as Exhibit 10.27 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.27.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 04, effective as of March 31, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP (previously filed as Exhibit 10.27.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.27.2▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 04, effective as of September 1, 2016, among Noble Energy, Inc. and Gunnison River DevCo LP▲
10.28*	Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of October 1, 2015, among Noble Energy, Inc., Noble Midstream Services, LLC and Laramie River DevCo LP (previously filed as Exhibit 10.28 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on October 22, 2015)
10.28.1*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum 05, effective as of March 31, 2016, among Noble Energy, Inc. and Laramie River DevCo LP (previously filed as Exhibit 10.28.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.28.1.1▲	Amendment 01 to that certain Second Amended and Restated Crude Oil Gathering Agreement, together with Agreement Addendum 05, effective as of September 1, 2016, among Noble Energy, Inc. and Laramie River DevCo LP▲
10.28.2*	Second Amended and Restated Crude Oil Gathering Agreement, Agreement Addendum XX, effective as of March 31, 2016, among Noble Energy, Inc. and Noble Midstream Services, LLC (previously filed as Exhibit 10.28.2 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)

Exhibit number	Description
10.29*	Form of Agreement of Limited Partnership of Colorado River DevCo LP (previously filed as Exhibit 10.29 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.30*	Form of Agreement of Limited Partnership of Green River DevCo LP (previously filed as Exhibit 10.30 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.31*	Form of Agreement of Limited Partnership of Gunnison River DevCo LP (previously filed as Exhibit 10.31 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.32*	Form of Agreement of Limited Partnership of Laramie River DevCo LP (previously filed as Exhibit 10.32 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.33*	Form of Agreement of Limited Partnership of San Juan River DevCo LP (previously filed as Exhibit 10.33 to Amendment No. 1 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on November 6, 2015)
10.34*	Form of Agreement of Limited Partnership of Blanco River DevCo LP (previously filed as Exhibit 10.34 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.35	Texas Agreement Terms and Conditions Relating to Crude Oil Gathering Services
10.36†	Texas Oil Gathering Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP
10.37	Texas Agreement Terms and Conditions Relating to Produced Water Services (previously filed as Exhibit 10.37 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
10.38†	Texas Produced Water Services Agreement, Agreement Addendum 01, effective as of September 1, 2016, between Rosetta Resources Operating LP and Blanco River DevCo LP
21.1*	List of Subsidiaries of Noble Midstream Partners LP (previously filed as Exhibit 21.1 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3*	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23.4*	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
23.5*	Consent of Director Nominee (previously filed as Exhibit 23.5 to Amendment No. 5 to the Noble Midstream Partners LP Registration Statement on Form S-1 (333-207560) filed on July 22, 2016)
24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

---

* Filed previously.

\# Compensatory plan, contract or arrangement.

† Confidential treatment has been requested for certain portions thereof pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. Such provisions have been filed separately with the Securities and Exchange Commission.